
10016025

2009-10

वार्षिक रिपोर्ट
ANNUAL REPORT



हमारा संकल्प, आपका सुरक्षित विकास

Grow secure, on the strengths of a leader

हर भारतीय का बैंक • THE BANKER TO EVERY INDIAN


WINNER

Awards & Recognitions Conferred on the Bank


WINNER



Only Indian Bank to find a place in the Fortune Global 500 list



Most Trusted Brand 2009 - The Economic Times



Ranked 64th in the Top 1000 Banks in the World - The Banker



Strongest Banks in Asia Award 2010 - The Asian Banker



Bank of the Year 2009, India - The Banker



Best Microfinance Award for 2009 - The Asian Banker



"Best Bank - Large" and "Most Socially Responsible Bank" Award - Business World Best Bank Awards 2009



"Most Preferred Bank" and "Most Preferred Home Loan Brand" - CNBC AWAAZ Consumer Awards 2009



Technology Bank of the Year Award – IBA Banking Technology Awards 2009



Best Bank 2009 Award - Business India



and many more laurels & distinctions...

विषय-सूची

केंद्रीय बोर्ड के निदेशकों, बोर्ड की समितियों, स्थानीय बोर्डों एवं केंद्रीय प्रबंधन समिति के सदस्यों और बैंक के लेखापरीक्षकों की सूची 2
उल्लेखनीय तथ्य 7
अध्यक्ष की कलम से 8
निदेशकों की रिपोर्ट
प्रबंधन विवेचन एवं विश्लेषण
आर्थिक पृष्ठभूमि एवं बैंकिंग परिवेश 20
वित्तीय निष्पादन 22
निष्पादन के उल्लेखनीय तथ्य
- क ग्लोबल मार्केट्स विभाग 26
- ख कारपोरेट बैंकिंग समूह 28
- ग मध्य कारपोरेट समूह 30
- घ राष्ट्रीय बैंकिंग समूह 32
- ङ ग्रामीण व्यवसाय समूह 44
- च विपणन - प्रति विक्रय विभाग 52
- छ कारपोरेट कार्यनीति एवं नव व्यवसाय 52
- ज अंतरराष्ट्रीय बैंकिंग समूह (आइबीजी) 56
- झ सहयोगी एवं अनुषंगियां 60
- ञ आस्ति गुणवत्ता 66
- ट सूचना प्रौद्योगिकी 68
- ठ जोखिम प्रबंधन एवं आंतरिक नियंत्रण 70
- ड ग्राहक सेवा एवं कारपोरेट सामाजिक दायित्व 78
- ढ कारपोरेट संप्रेषण एवं परिवर्तन 84
- ण संगठनात्मक योजना 86
- त सूचना का अधिकार अधिनियम 2005 (आरटीआई एक्ट 2005) 88
- थ मानव संसाधन विभाग 88
- द व्यवसाय प्रक्रिया पुनर्विन्यास 92
- ध राजभाषा 92
- न बैंकिंग परिचालन विभाग 94
- प सुपर सर्कल आफ एक्सिलेंस 96
- फ ऋण नीति एवं कार्यविधि विभाग (सीपीपीडी) 98

उत्तरदायित्व वक्तव्य, आभार 100
कारपोरेट अभिशासन 102
अनुलग्नक I से V 124
तुलनपत्र, लाभ एवं हानि खाता, नकदी प्रवाह विवरण और लेखापरीक्षकों की रिपोर्ट
- — भारतीय स्टेट बैंक 139
- — स्टेट बैंक समूह (समेकित) 193

नई पूंजी पर्याप्तता संरचना (बेसल-II) स्तंभ - III (बाजार अनुशासन) प्रकटीकरण 246
अमेरिकी डॉलर में तुलनपत्र, लाभ एवं हानि खाता एवं नकदी प्रवाह विवरण और लेखा परीक्षकों की रिपोर्ट
- — भारतीय स्टेट बैंक 271
- — स्टेट बैंक समूह (समेकित) 307
- — नई पूंजी पर्याप्तता संरचना (बेसल-II) स्तंभ - III (बाजार अनुशासन) प्रकटीकरण 341

Contents

List of Directors of the Central Board, Committees of the Board, Members of the Local Boards and Members of the Central Management Committee and the Bank's Auditors 2
Highlights 7
From the Chairman's Desk 9
Directors' Report
Management Discussion and Analysis
Economic Backdrop and Banking Environment 21
Financial Performance 23
Performance Highlights
- A Global Markets Department 27
- B Corporate Banking Group 29
- C Mid Corporate Group 31
- D National Banking Group 33
- E Rural Business Group 45
- F Marketing - Cross Selling Department 53
- G Corporate Strategy and New Businesses 53
- H International Banking Group (IBG) 57
- I Associates & Subsidiaries 61
- J Asset Quality 67
- K Information Technology 69
- L Risk Management & Internal Controls 71
- M Customer Service & Corporate Social Responsibility 79
- N Corporate Communication & Change 85
- O Organisational Planning 87
- P Right to Information Act 2005 (RTI Act 2005) 89
- Q Human Resources Department 89
- R Business Process Re-engineering (BPR) 93
- S Official Language 93
- T Banking Operations Department 95
- U Super Circle of Excellence 97
- V Credit Policy & Procedures Department (CPPD) 99

Responsibility Statement, Acknowledgment 101
Corporate Governance 103
Annexures I to V 125
Balance Sheet, Profit & Loss Account, Cash Flow Statement and Report of the Auditors of
- — State Bank of India 139
- — State Bank Group (Consolidated) 193

New Capital Adequacy Framework (Basel-II) Pillar - III (Market Discipline) Disclosures 247
Balance Sheet, Profit & Loss Account, Cash Flow Statement and Report of the Auditors in US $ of
- — State Bank of India 271
- — State Bank Group (Consolidated) 307
- — New Capital Adequacy Framework (Basel-II) Pillar - III (Market Discipline) Disclosures 341

केंद्रीय निदेशक बोर्ड	Central Board of Directors
(14 मई 2010 को)	**(As on 14th May 2010)**
अध्यक्ष **श्री ओ. पी. भट्ट**	Chairman **Shri O. P. Bhatt**
प्रबंध निदेशक **श्री एस. के. भट्टाचार्य**	Managing Directors **Shri S. K. Bhattacharyya**
श्री आर. श्रीधरन	**Shri R. Sridharan**
भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत निर्वाचित निदेशक **डॉ. अशोक झुनझुनवाला**	Directors elected under Section 19(c) of SBI Act **Dr. Ashok Jhunjhunwala**
श्री दिलीप सी. चौकसी	**Shri Dileep C. Choksi**
श्री एस. वैंकटाचलम	**Shri S. Venkatachalam**
श्री डी. सुंदरम	**Shri D. Sundaram**
कार्यकाल: 3 वर्ष और फिर से 3 वर्ष की अवधि के लिए पुनर्निर्वाचन हेतु पात्र अधिकतम कार्यकाल : लगातार 6 वर्ष	Term: 3 years and eligible for re-election for further period of 3 years Maximum tenure: 6 years continuously
भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत निदेशक **डॉ. देवा नन्द बलोधी**	Directors under Section 19(d) of SBI Act **Dr. Deva Nand Balodhi**
प्रो. मोहम्मद सलाहुद्दीन अंसारी	**Prof. Md. Salahuddin Ansari**
डॉ. (श्रीमती) वसंता भरुचा	**Dr. (Mrs.) Vasantha Bharucha**
डॉ. राजीव कुमार	**Dr. Rajiv Kumar**
कार्यकाल: 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक और पुनर्नियुक्ति/ पुनर्नामांकन हेतु पात्र अधिकतम कार्यकाल : लगातार 6 वर्ष	Term: 3 years or till the Successor is appointed and eligible for re-appointment / re-nomination Maximum tenure: 6 years continuously
भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ) के अंतर्गत निदेशक **श्री अशोक चावला**	Director under Section 19(e) of SBI Act **Shri Ashok Chawla**
भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत निदेशक **श्रीमती श्यामला गोपीनाथ**	Director under Section 19(f) of SBI Act **Smt. Shyamala Gopinath**



श्री एस. के. भट्टाचार्य
Shri S. K. Bhattacharyya



श्री आर. श्रीधरन
Shri R. Sridharan



डॉ. अशोक झुनझुनवाला
Dr. Ashok Jhunjhunwala



श्री ओ. पी. भट्ट
Shri O. P. Bhatt



श्री दिलीप सी. चौकसी
Shri Dileep C. Choksi



श्री एस. वेंकटाचलम
Shri S. Venkatachalam



श्री डी. सुंदरम
Shri D. Sundaram



डॉ. देवा नंद बलोधी
Dr. Deva Nand Balodhi



डॉ. (श्रीमती) वसंता भरुचा
Dr. (Mrs.) Vasantha Bharucha



प्रो. मोहम्मद सलाहुद्दीन अंसारी
Prof. Md. Salahuddin Ansari



डॉ. राजीव कुमार
Dr. Rajiv Kumar



श्री अशोक चावला
Shri Ashok Chawla



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

दिनांक 14 मई 2010 को बोर्ड की समितियां

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी)
अध्यक्ष, श्री ओ. पी. भट्ट
प्रबंध निदेशक, श्री एस. के. भट्टाचार्य और श्री आर. श्रीधरन,
भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक की नामिती) श्रीमती श्यामला गोपीनाथ और भारत में हो रही बैठक-स्थल के निवासी या बैठक के समय उस स्थान पर उपस्थित सभी या अन्य कोई निदेशक।

बोर्ड की लेखा-परीक्षा समिति (एसीबी)- 7 निदेशक
श्री दिलीप सी. चौकसी, निदेशक-समिति के अध्यक्ष
श्री एस. वैंकटाचलम, निदेशक-सदस्य
डॉ. अशोक झुनझुनवाला, निदेशक-सदस्य
श्री अशोक चावला - भारत सरकार के नामिती-सदस्य (पदेन)
श्रीमती श्यामला गोपीनाथ, भारतीय रिज़र्व बैंक की नामिती-सदस्य (पदेन)
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) - 6 निदेशक
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)
डॉ. अशोक झुनझुनवाला, निदेशक-सदस्य
श्री दिलीप सी. चौकसी, निदेशक-सदस्य
डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य
डॉ. राजीव कुमार, निदेशक-सदस्य

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसआइजीसीबी) - 5 निदेशक
डॉ. देवा नन्द बलोधी, निदेशक-समिति के अध्यक्ष
श्री डी. सुंदरम, निदेशक-सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)

बड़ी राशि की धोखाधड़ी की निगरानी के लिए निदेशक बोर्ड की विशेष समिति - 7 निदेशक
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)
श्री दिलीप सी. चौकसी, निदेशक-सदस्य
श्री एस. वैंक्टाचलम, निदेशक-सदस्य
डॉ. देवा नन्द बलोधी, निदेशक-सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य
श्री डी. सुंदरम, निदेशक-सदस्य

बोर्ड की ग्राहक सेवा समिति (सीएससीबी) - 6 निदेशक
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन), समिति के अध्यक्ष
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)
डॉ. देवा नन्द बलोधी, निदेशक-सदस्य
प्रो. मोहम्मद सलाहुद्दीन अंसारी, निदेशक-सदस्य
डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य
श्री एस. वैंक्टाचलम, निदेशक-सदस्य

बोर्ड की प्रौद्योगिकी समिति (टीसीबी) - 6 निदेशक
डॉ. अशोक झुनझुनवाला, निदेशक-समिति के अध्यक्ष
डॉ. (श्रीमती) वसंता भरुचा, निदेशक-सदस्य
डॉ. राजीव कुमार, निदेशक-सदस्य
श्री डी. सुंदरम, निदेशक-सदस्य
श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी-सदस्य (पदेन)
श्री आर. श्रीधरन, प्रबंध निदेशक एवं समूह कार्यपालक (सहयोगी एवं अनुषंगी)-सदस्य (पदेन)

बोर्ड की पारिश्रमिक समिति - 4 निदेशक
श्री अशोक चावला - भारत सरकार के नामिती-सदस्य (पदेन)
श्रीमती श्यामला गोपीनाथ, भारतीय रिजर्व बैंक की नामिती-सदस्य (पदेन)
डॉ. अशोक झुनझुनवाला, निदेशक-सदस्य
श्री एस. वैंक्टाचलम, निदेशक-सदस्य

Committees of the Board as on 14th May 2010

Executive Committee of the Central Board (ECCB)
Chairman, Shri O.P. Bhatt
Managing Directors, Shri S.K. Bhattacharyya & Shri R. Sridharan
Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), Smt. Shyamala Gopinath, and all or any of the other Directors *who are normally residents* or may for the time being be present at any place within India where the meeting is held.

Audit Committee of the Board (ACB) – 7 directors
Shri Dileep C. Choksi, Director – Chairman of the Committee
Shri S. Venkatachalam, Director – Member
Dr. Ashok Jhunjhunwala, Director – Member
Shri Ashok Chawla, GoI Nominee – Member (Ex-officio)
Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)

Risk Management Committee of the Board (RMCB) – 6 directors
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)
Dr. Ashok Jhunjhunwala, Director – Member
Shri Dileep C. Choksi, Director – Member
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Dr. Rajiv Kumar, Director – Member

Shareholders'/Investors' Grievance Committee of the Board (SIGCB) – 5 directors
Dr. Deva Nand Balodhi, Director – Chairman of the Committee
Shri D. Sundaram, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)

Special Committee of the Board of Directors for Monitoring of Large Value Frauds – 7 directors
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-Officio)
Shri Dileep C. Choksi, Director – Member
Shri S. Venkatachalam, Director – Member
Dr. Deva Nand Balodhi, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Shri D. Sundaram, Director – Member

Customer Service Committee of the Board (CSCB) – 6 directors
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio), Chairman of the Committee
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)
Dr. Deva Nand Balodhi, Director – Member
Prof. Md. Salahuddin Ansari, Director – Member
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Shri S. Venkatachalam, Director – Member

Technology Committee of the Board (TCB) – 6 directors
Dr. Ashok Jhunjhunwala, Director - Chairman of the Committee
Dr. (Mrs.) Vasantha Bharucha, Director – Member
Dr. Rajiv Kumar, Director – Member
Shri D. Sundaram, Director – Member
Shri S. K. Bhattacharyya, MD & CCRO – Member (Ex-officio)
Shri R. Sridharan, MD & GE (A&S) – Member (Ex-officio)

Remuneration Committee of the Board - 4 Directors
Shri Ashok Chawla, GoI Nominee – Member (Ex-officio)
Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)
Dr. Ashok Jhunjhunwala, Director - Member
Shri S. Venkatachalam, Director – Member

स्थानीय बोर्डों के सदस्य, अध्यक्ष को छोड़कर

(14 मई 2010 को)

अहमदाबाद
श्री पी. नंद कुमारन
मुख्य महाप्रबंधक (पदेन)

बंगलूर
श्रीमती अरुंधती भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्रीमती एन. एस. रत्ना प्रभा
श्री एल. चंद्रशेखर
श्री आर. अशोक कुमार
श्री श्रीनिवास तिवारी

भोपाल
श्री एम. भगवंत राव
मुख्य महाप्रबंधक (पदेन)

भुवनेश्वर
श्री सी. एच. नरसिम्हा राव
मुख्य महाप्रबंधक (पदेन)
श्री मुरलीधर जेना

चंडीगढ़
श्री सुशील कुमार सहगल
मुख्य महाप्रबंधक (पदेन)
श्री गुरजीत सिंह लीहाल
श्री त्रिलोकी नाथ सिंग्ला

चेन्नई
श्री जे. चंद्रशेखरन
मुख्य महाप्रबंधक (पदेन)
श्री एस. वनममलई
डॉ. अशोक झुनझुनवाला*

दिल्ली
श्री सुनील पंत
मुख्य महाप्रबंधक (पदेन)
डॉ. देवा नंद बलोधी*
डॉ. (श्रीमती) वसंता भरुचा*
डॉ. राजीव कुमार*
डॉ. नरेश कुमार दराल

हैदराबाद
श्री शिव कुमार
मुख्य महाप्रबंधक (पदेन)
श्री चिन्ता वैंकट कृष्णा
श्री जलदु कोटेश्वर राव

केरल
श्री बी. एस. भसीन
मुख्य महाप्रबंधक (पदेन)
श्री सी. ए. बाबु अब्राहम कल्लिवायलिल

कोलकाता
श्री सुरेन्द्र कुमार
मुख्य महाप्रबंधक (पदेन)
श्री शंकर कुमार सन्याल
श्री सुखेन्दु शेखर रे
श्री सुब्रता घोष

लखनऊ
श्री बी. वी. चौबल
मुख्य महाप्रबंधक (पदेन)
श्री मदन मोहन शुक्ला

मुंबई
श्री श्यामल आचार्य
मुख्य महाप्रबंधक (पदेन)
श्री दिलीप सी. चौकसी*
श्री एस. वैंकटाचलम*
श्री डी. सुंदरम*
श्री सैयद जावेद मुनीर हाशमी
श्री प्रदीप एस. जैन

उत्तर पूर्वी
श्री ए. के. देव
मुख्य महाप्रबंधक (पदेन)
सुश्री मीनाताई सैकिया
डॉ. कल्याण कुमार गोगोई

पटना
श्री आर. वैंकटाचलम
मुख्य महाप्रबंधक (पदेन)
प्रो. मोहम्मद सलाहुद्दीन अंसारी*

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्डों पर नामित केंद्रीय बोर्ड के निदेशक।

Members of Local Boards, other than Chairman

(As on 14th May 2010)

Ahmedabad
Shri P. Nanda Kumaran
Chief General Manager (Ex-Officio)

Bangalore
Smt. Arundhati Bhattacharya
Chief General Manager (Ex-Officio)
Smt. N. S. Rathna Prabha
Shri L. Chandrashekar
Shri R. Ashok Kumar
Shri Srinivas Tiwari

Bhopal
Shri M. Bhagavantha Rao
Chief General Manager (Ex-Officio)

Bhubaneswar
Shri C. H. Narasimha Rao
Chief General Manager (Ex-Officio)
Shri Muralidhar Jena

Chandigarh
Shri Susheel Kumar Sehgal
Chief General Manager (Ex-Officio)
Shri Gurjit Singh Lehal
Shri Tirloki Nath Singla

Chennai
Shri J. Chandrashekaran
Chief General Manager (Ex-Officio)
Shri S. Vanamamalai
Dr. Ashok Jhunjhunwala*

Delhi
Shri Sunil Pant
Chief General Manager (Ex-Officio)
Dr. Deva Nand Balodhi*
Dr. (Mrs.) Vasantha Bharucha*
Dr. Rajiv Kumar*
Dr. Naresh Kumar Drall

Hyderabad
Shri Shiva Kumar
Chief General Manager (Ex-Officio)
Shri Chinta Venkat Krishna
Shri Jaldu Koteswara Rao

Kerala
Shri B. S. Bhasin
Chief General Manager (Ex-Officio)
Shri C. A. Babu Abraham Kallivayalil

Kolkata
Shri Surinder Kumar
Chief General Manager (Ex-Officio)
Shri Sankar Kumar Sanyal
Shri Sukhendu Sekhar Ray
Shri Subrata Ghosh

Lucknow
Shri B. V. Chaubal
Chief General Manager (Ex-Officio)
Shri Madan Mohan Shukla

Mumbai
Shri Shyamal Acharya
Chief General Manager (Ex-Officio)
Shri Dileep C. Choksi*
Shri S. Venkatachalam*
Shri D. Sundaram*
Shri Syed Javed Munir Hashmi
Shri Pradeep S. Jain

North Eastern
Shri A. K. Deb
Chief General Manager (Ex-Officio)
Ms. Minati Saikia
Dr. Kalyan Kumar Gogoi

Patna
Shri R. Venkatachalam
Chief General Manager (Ex-Officio)
Prof. Md. Salahuddin Ansari*

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(14 मई 2010 को)

श्री ओ. पी. भट्ट
अध्यक्ष

श्री एस. के. भट्टाचार्य
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी

श्री आर. श्रीधरन
प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी)

श्री सी. नरसिम्हन
उप प्रबंध निदेशक
(कारपोरेट कार्यनीति एवं नव व्यवसाय)

श्री एच. जी. कान्ट्रेक्टर
उप प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)

श्री आर. पी. सिन्हा
उप प्रबंध निदेशक (निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

श्री प्रतीप चौधरी
उप प्रबंध निदेशक एवं समूह कार्यपालक (अंतरराष्ट्रीय बैंकिंग)

श्री नारायणन राजा
उप प्रबंध निदेशक एवं कारपोरेट विकास अधिकारी

श्री ए. कृष्ण कुमार
उप प्रबंध निदेशक (सूचना प्रौद्योगिकी)

श्री ए. पी. वर्मा
उप प्रबंध निदेशक एवं समूह कार्यपालक (मिड कारपोरेट)

श्री एस. एस. रंजन
उप प्रबंध निदेशक एवं मुख्य वित्त अधिकारी

श्री दिवाकर गुप्ता
उप प्रबंध निदेशक एवं समूह कार्यपालक (ग्रामीण व्यवसाय एवं राष्ट्रीय बैंकिंग)

श्री अंजन बरुआ
उप प्रबंध निदेशक एवं समूह कार्यपालक (ग्लोबल मार्केट्स)

Members of Central Management Committee

(As on 14th May 2010)

Shri O. P. Bhatt
Chairman

Shri S. K. Bhattacharyya
Managing Director & Chief Credit and Risk Officer

Shri R. Sridharan
Managing Director & Group Executive
(Associates & Subsidiaries)

Shri C. Narasimhan
Deputy Managing Director
(Corporate Strategy & New Businesses)

Shri H. G. Contractor
Deputy Managing Director & Group Executive
(Corporate Banking)

Shri R. P. Sinha
Deputy Managing Director
(Inspection & Management Audit)

Shri Pratip Chaudhuri
Deputy Managing Director & Group Executive
(International Banking)

Shri Narayanan Raja
Deputy Managing Director & Corporate Development Officer

Shri A. Krishna Kumar
Deputy Managing Director
(Information Technology)

Shri A. P. Verma
Deputy Managing Director & Group Executive
(Mid Corporate)

Shri S. S. Ranjan
Deputy Managing Director & Chief Financial Officer

Shri Diwakar Gupta
Deputy Managing Director & Group Executive
(Rural Business & National Banking)

Shri Anjan Barua
Deputy Managing Director & Group Executive
(Global Markets)

बैंक के लेखा-परीक्षक
The Bank's Auditors

मेसर्स बी. एम. चतरथ एण्ड कंपनी, कोलकाता,
M/s B. M. Chatrath & Co., Kolkata,

मेसर्स कल्याणीवाला एण्ड मिस्त्री, मुंबई,
M/s Kalyaniwalla & Mistry, Mumbai,

मेसर्स एसवीयार, चेन्नई,
M/s Essveeyar, Chennai,

मेसर्स के. के. सोनी एण्ड कंपनी, नई दिल्ली,
M/s K. K. Soni & Co., New Delhi,

मेसर्स वेणुगोपाल एण्ड शिनॉय, हैदराबाद,
M/s Venugopal & Chenoy, Hyderabad,

मेसर्स वी. के. जिन्दल एण्ड कंपनी, रांची,
M/s V. K. Jindal & Co., Ranchi,

मेसर्स के. जी. सोमानी एण्ड कंपनी, नई दिल्ली,
M/s K. G. Somani & Co., New Delhi,

मेसर्स ए. के. साबत एण्ड कंपनी, भुवनेश्वर,
M/s A. K. Sabat & Co., Bhubaneswar,

मेसर्स एम. वर्मा एण्ड एसोसिएट्स, नई दिल्ली,
M/s M. Verma & Associates, New Delhi,

मेसर्स दत्त सरकार एण्ड कंपनी, कोलकाता,
M/s Dutta Sarkar & Co., Kolkata,

मेसर्स गुप्ता एण्ड शाह, कानपुर,
M/s Gupta & Shah, Kanpur,

मेसर्स के. सी. मेहता एण्ड कंपनी, वडोदरा,
M/s K. C. Mehta & Co., Vadodara,

मेसर्स डागलिया एण्ड कंपनी, बेंगलूर,
M/s Dagliya & Co., Bangalore,

मेसर्स कृष्णमूर्ति एण्ड कृष्णमूर्ति, कोच्चि,
M/s Krishnamoorthy & Krishnamoorthy, Kochi,

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए FOR THE YEAR	2008-09	2009-10	परिवर्तन प्रतिशत में % change
कुल आय (करोड़ रुपए) Total Income (Rs. crores)	76,479	85,962	12.40
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crores)	67,358	76,796	14.01
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crores)	9,121	9,166	00.49
प्रति शेयर अर्जन (रुपए) (मूल) Earnings per Share (Rs.) (Basic)	143.77	144.37	00.42
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	1.04	0.88	(-) 15.38
ईक्विटी पर आय (%) Return on Equity (%)	15.07	14.84	(-) 1.53
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	473.77	446.03	(-) 5.86

वर्ष की समाप्ति पर AT THE END OF	मार्च March 2009	मार्च March 2010	परिवर्तन प्रतिशत में % change
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crores)	57,948	65,949	13.81
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crores)	7,42,073	8,04,116	8.36
अग्रिम (करोड़ रुपए) Advances (Rs. crores)	5,42,503	6,31,914	16.48
देश में स्थित शाखाओं की संख्या Number of Domestic Branches	11,448	12,496	9.15
विदेश में स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches/Offices	92	142	54.35
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%) (बेसल-I) (Basel-I)	12.97	12.00	(-) 7.48
(बेसल-II) (Basel-II)	14.25	13.39	(-) 6.04
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	1.79	1.72	(-) 3.91


जमाराशियाँ एवं अग्रिम (भा.स्टे.बैं.)
Deposits and Advances (SBI)
(रू. करोड़ Rs. Crores)
537404
416768
742073
542503
804116
631914
2007-08
2008-09
2009-10
जमाराशियाँ Deposits
अग्रिम Advances

अध्यक्ष की कलम से

प्रिय शेयरधारको,

मैं आपके बैंक के निष्पादन का ब्योरा चौथी बार प्रस्तुत करते हुए गौरवान्वित अनुभव कर रहा हूँ। वर्ष 2009-10 की आपके बैंक की वार्षिक रिपोर्ट भी भेज रहा हूँ, जिसमें आपके बैंक के इस वर्ष के कुछ महत्वपूर्ण प्रयासों और उपलब्धियों की जानकारी दी गई है।

विश्व की अर्थव्यवस्था जबरदस्त मंदी के दौर से गुजर रही है। पिछले 70 वर्षों में यह अब तक की सबसे बुरी स्थिति है। वित्तीय उथल पुथल, धन-संपत्ति की बड़े पैमाने पर हानि और विश्व स्तर पर उत्पादन और व्यापार में गिरावट थमती नजर नहीं आ रही है। वैश्विक संकट की शुरुआत विकसित देशों के वित्त क्षेत्र से हुई। इसने उत्तरोत्तर जुड़ती जा रही वित्त व्यवस्था के भीतर विद्यमान और अब तक दूर नहीं हो पाई अनेकानेक खामियों को उजागर किया और इसका असर पूरी अर्थव्यवस्था पर पड़ा। विश्व भर की सरकारों और केंद्रीय बैंकों द्वारा आर्थिक और मौद्रिक क्षेत्र में मिलकर किए गए उपायों के कारण विश्व की आर्थिक स्थिति में कुछ सुधार होता प्रतीत हो रहा है। हालांकि कुछ देश खास तौर पर अमरीका के अब तक के सबसे विकट वित्तीय संकट से कुछ उबरने के संकेत दिख रहे हैं। विभिन्न देशों के समक्ष उत्पन्न हाल के ऋण संकट ने इस उम्मीद को तोड़ दिया है कि स्थिति सामान्य होनी शुरू हो गई है। बैंकों का लगातार डूबते जाना, बृहत्तर अर्थव्यवस्था का पहले के मुकाबले कमजोर होना, चौतरफा बेरोजगारी और दुबई, पुर्तगाल, आयरलैंड, आइसलैंड, ग्रीस, स्पेन और अन्य देशों की अर्थव्यवस्था को हाल ही में लगे झटकों से पता चलता है कि खतरा अभी पूरी तरह से टला नहीं है। वैश्विक विकास की बेहतर संभावनाओं के बावजूद विश्व दूसरे झटके के प्रति आशंकित है क्योंकि अनेक खतरे और अनिश्चितताएं अभी भी बनी हुई हैं।

इसके विपरीत, भारतीय अर्थव्यवस्था वित्त वर्ष 2010 में जीडीपी की 7.2 प्रतिशत की अच्छी विकास दर की उम्मीद के बीच बढ़ती दिख रही है। इसके वित्त वर्ष 2011 में बढ़कर 8 प्रतिशत से ऊपर और मध्य अवधि में और बढ़कर 9-10 प्रतिशत तक पहुंचने की संभावना है। निर्माण क्षेत्र में पूंजीगत वस्तुओं और उपभोक्ता वस्तुओं में लगातार वृद्धि तथा औद्योगिक क्षमता बढ़ने के चलते सुधार दिखाई दे रहा है। मुद्रास्फीति भी बढ़ रही है। देश-विदेश की इस विकट आर्थिक स्थिति के कारण भारत में नीति-निर्माताओं के सामने अनेक चुनौतियाँ खड़ी हो गई हैं। इनमें प्रमुख हैं - ब्याज दरों को नीची बनाए रखना क्योंकि ये दुनिया भर की ब्याज दरों की तुलना में ऊँची हैं। विकास दर को बनाए रखना और मुद्रास्फीति पर लगाम लगाना भी लगातार देश के समक्ष एक बड़ी चुनौती बनी हुई है।

इस सब को देखते हुए स्टेट बैंक समूह का प्रदर्शन बीते वर्ष में अच्छा रहा। सहयोगी बैंकों के शुद्ध लाभ में 17.74 प्रतिशत की वृद्धि हुई और यह वित्त वर्ष 2009 के स्तर रु. 2,774 करोड़ से बढ़कर रु. 3,266 करोड़ पर पहुँच गया। सभी

From the Chairman's Desk



Dear Shareholders,

I feel honoured to present, for the fourth time, details of your Bank's performance and in this connection, your Bank's Annual Report for the year 2009-10 detailing some of the significant initiatives and achievements during the year is enclosed.

The world economy has been through a severe recession, the worst in the last 70 years, marked by financial turmoil, large-scale destruction of wealth, and declines in global output and trade. The global crisis, which began in the financial sector in the developed countries exposed a number of unresolved fragilities within the increasingly integrated financial system and affected the real economy. Global economic conditions appear to have improved on the back of co-ordinated fiscal and monetary policy measures taken by governments and central banks across the world. While some countries especially USA, now seem to be showing some signs of coming out of one of the largest financial crises in history, the recent threat of a sovereign default has tempered the green shoots of optimism that things are beginning to get back to 'normal'. Continuing bank failures, macroeconomic weakness, widespread unemployment and recent tremors in Dubai, Portugal, Ireland, Iceland, Greece, Spain and other countries indicate that the crisis is not yet completely out of fuel. Also, even though the outlook for global growth has improved, the world is wary of a double dip, given the several risks and uncertainties that still persist.

In sharp contrast, the Indian economy is trending up with strong GDP growth expected at 7.2% in FY 2010, rising to over 8% in FY 2011 and moving on to 9-10% in the medium term. The resurgence of manufacturing sector is driven by continuing growth in capital goods and consumer goods, as well as capacity additions across industry. At the same time, inflation has been rising. This complex global and domestic economic backdrop has posed its own set of challenges for policymakers in India and maintaining interest rates that are not out of sync with global rates, while supporting the growth momentum and also keeping a check on inflation remains a great challenge for the economy.

Against this background, in the year gone by, the State Bank Group has performed well. Associate Banks' Net Profit increased by 17.74% from Rs.2,774 crores in FY 2009 to Rs.3,266 crores in

सहयोगी बैंकों के परिचालन लाभ में भी 20.08 प्रतिशत की वृद्धि हुई और यह रु. 5,495 करोड़ से बढ़कर रु. 6,598 करोड़ पर पहुँच गया। स्टेट बैंक समूह का शुद्ध लाभ वित्त वर्ष 2010 में रु. 11,734 करोड़ रहा जो वित्त वर्ष 2009 के रु. 10,955 करोड़ से 7.11 प्रतिशत अधिक है।

एसबीआई लाइफ को अपना कारोबार शुरू किए थोड़ा ही समय हुआ है और इसने वित्त वर्ष 2010 में रु. 276 करोड़ का लाभ दर्ज किया जबकि वित्त वर्ष 2009 में उसे रु. 26 करोड़ की हानि उठानी पड़ी थी। कंपनी की प्रबंध अधीन परिसंपत्तियाँ (एयूएम) 31 मार्च 2010 को वर्ष-दर-वर्ष वृद्धि के साथ रु. 28,703 करोड़ के स्तर पर पहुँच गई। एसबीआई लाइफ का गैर-सरकारी बीमाकर्ताओं में बाजार अंश बढ़कर 18.34 प्रतिशत के स्तर पर पहुँच गया जो मार्च 2009 में 16 प्रतिशत था। एसबीआई कैपिटल मार्केट्स लि. को वित्त वर्ष 2010 के दौरान रु. 150 करोड़ का कर पश्चात लाभ हुआ, जो वित्त वर्ष 2009 में रु. 75 करोड़ था (इसमें रु. 74.98 करोड़ की असाधारण आय शामिल नहीं है)। वर्ष-दर-वर्ष 100 प्रतिशत की यह वृद्धि शुल्क आधारित आय में 73 प्रतिशत की वृद्धि होने के कारण आई। मुझे यह बताते हुए प्रसन्नता हो रही है कि एसबीआई कैप्स ने समूहन में रु. 1,00,000 करोड़ के आंकड़े को पार कर लिया है। हमारी एक अन्य सहायक कंपनी एसबीआई डीएफएचआई लि. ने वर्ष 2010 के दौरान रु. 89 करोड़ का शुद्ध लाभ दर्ज किया, जो बीते छह वर्षों में सबसे ऊँचा स्तर है। एसबीआई कार्ड्स रीडर्स डाइजेस्ट ट्रस्टेड ब्रांड सर्वे 2009 में क्रेडिट कार्ड श्रेणी में निर्विवादित रूप से गोल्ड अवार्ड विजेता होने के कारण सबसे विश्वसनीय ब्रांड के रूप में उभरा। वित्त वर्ष 2010 के दौरान कर पूर्व शुद्ध हानि में 17 प्रतिशत की गिरावट आई और यह रु. 154 करोड़ के स्तर पर आ गई, जो वित्त वर्ष 2009 के दौरान रु. 185 करोड़ के स्तर पर थी।

आप जानते ही हैं कि बीते वर्ष के अंत में हमारे पास रु. 83,991 करोड़ की नकदी अधिशेष थी जिसने हमारी लाभप्रदता को प्रभावित किया। चूंकि ऋण उठाव बहुत कम रहा, हमने स्थिति को समझते हुए उच्च लागत वाली थोक जमाराशियों से दूरी बनाए रखने का निर्णय लिया। आपको यह देखकर प्रसन्नता होगी कि आज के कड़ी प्रतिस्पर्धा वाले और चुनौतीपूर्ण परिवेश में रु.77,679 करोड़ की उच्च लागत वाली थोक जमाराशियों से दूरी बनाए रखने (-50.15 प्रतिशत) के बावजूद आपके बैंक की जमाराशियाँ वित्त वर्ष 2010 में बढ़कर रु. 62,043 करोड़ के स्तर पर पहुँच गई। यह वृद्धि कासा डिपॉजिट्स में 26.76 प्रतिशत और रिटेल टर्म डिपॉजिट्स में 17.64 प्रतिशत की वृद्धि होने के कारण हुई। इसके चलते बैंक की इन जमाराशियों में वर्ष-दर-वर्ष मात्र 8.36 प्रतिशत की ही वृद्धि हो पाई और इनका स्तर मार्च 2009 के रु. 7,42,073 करोड़ से वित्त वर्ष 2010 में रु. 8,04,116 करोड़ पर ही आ पाया। बचत बैंक जमाराशियों में वित्त वर्ष 2010 के दौरान औसतन रु. 4,897 करोड़ की ही वृद्धि हुई जबकि कासा डिपॉजिट्स में वर्ष के दौरान कुल रु. 73,168 करोड़ की वृद्धि हुई। कुल जमाराशियों में बाजार अंश मार्च 2010 में 16.31 प्रतिशत रहा (मार्च 2009 में 17.70 प्रतिशत रहा था)। इस प्रकार इसमें वर्ष-दर-वर्ष 139 आधार अंकों की गिरावट आई। कम लागत वाली मांग जमाराशियों का बाजार अंश 17.51 प्रतिशत रहा (मार्च 2009 में 17.43 प्रतिशत रहा था) जो पहले की तुलना में 8 आधार अंक ऊपर है।

आपके बैंक के अग्रिमों में रु. 92,940 करोड़ की वृद्धि हुई। ये मार्च 2009 में रु. 5,48,540 करोड़ के स्तर पर थे जिसमें 16.94 प्रतिशत की वृद्धि हुई और ये मार्च 2010 में रु. 6,41,480 करोड़ के स्तर पर पहुँच गए। मार्च 2010 को अग्रिमों में बैंक का बाजार अंश 16.28 प्रतिशत रहा (मार्च 2009 को 15.99 प्रतिशत था)। इस प्रकार इसमें वर्ष-दर-वर्ष 29 आधार अंकों की वृद्धि दर्ज की गई। आपके बैंक का ऋण जमा अनुपात मार्च 2010 के अंत में 73.56 प्रतिशत रहा जो मार्च 2009 के अंत में 66.63 प्रतिशत था। इस प्रकार इसमें 693 आधार अंकों की वृद्धि हुई। यह वृद्धि उद्योग के आंकड़ों के बिलकुल विपरीत है। सभी अनुसूचित वाणिज्यिक बैंकों का ऋण जमा अनुपात मार्च 2009 के स्तर 72.32 प्रतिशत से गिरकर मार्च 2010 में 72.22 प्रतिशत पर आ गया था।

आपके बैंक की विवेकपूर्ण नीतियों के कारण हमारी विकास दर संतुलित रही है क्योंकि हम देश में अलग अलग क्षेत्रों को ऋण उपलब्ध करा रहे हैं। बड़े और मझौले कारपोरेट अग्रिम मार्च 2009 के स्तर रु. 1,93,351 करोड़ से 14.76 प्रतिशत बढ़कर मार्च 2010 में रु. 2,21,892 करोड़ पर पहुँच गए। आपका बैंक रिटेल ऋणों में वित्त वर्ष 2009 में अव्वल रहा था और वित्त वर्ष 2010 में भी अव्वल ही है। यह स्थान गृह, वाहन और शिक्षा ऋणों में हुई जबरदस्त वृद्धि के कारण हासिल किया गया है।

FY 2010. Operating profit of all Associate Banks increased by 20.08% from Rs.5,495 crores to Rs.6,598 crores. SBI Group Net Profit for FY 2010 at Rs.11,734 crores was up by 7.11% from Rs.10,955 crores in FY 2009.

Within a short span, SBI Life has recorded a profit of Rs.276 crores in FY 2010 as against a loss of Rs.26 crores in FY 2009. AUM of the company as on March 31, 2010 stood at Rs.28,703 crores, a YoY growth of 94%. Market share of SBI Life amongst private insurers increased to 18.34% from 16.00% in March 2009. SBI Capital Markets Ltd has posted a PAT of Rs.150 crores during FY 2010 as against Rs.75 crores in FY 2009 (excluding extraordinary income of Rs.74.98 crores), a YoY growth of 100%, driven by an increase of 73% in fee income. I am happy to place on record that SBI Capital Markets has crossed the milestone of Rs.1,00,000 crores in syndication. Another subsidiary, SBI DFHI Ltd., has recorded a net profit of Rs.89 crores during FY 2010 which is the highest in the last six years. SBI Cards has emerged as the most trusted brand by being the undisputed Gold Award winner in the Reader's Digest Trusted Brands Survey 2009 in the Credit Card category. Net loss before tax during FY 2010 is down by 17% to Rs.154 crores against a loss of Rs.185 crores during FY 2009.

As you are aware, we ended last year with a liquidity surplus of Rs.83,991 crores, causing a drag on our profitability. Since credit off-take was poor, we consciously decided to shed high cost bulk deposits. You will be happy to see that in this competitive and challenging scenario, despite shedding high cost bulk deposits of Rs.77,679 crores (-50.15%), your Bank's deposits went up by Rs.62,043 crores in FY 2010, driven by CASA growth of 26.76% and retail term deposits growth of 17.64%, resulting in a YoY growth of 8.36% in deposits from Rs.7,42,073 crores in March 2009 to Rs.8,04,116 crores in March 2010. Savings Bank deposits grew at an average of Rs.4,897 crores per month during FY 2010, total CASA growth during the year being Rs.73,168 crores. While market share in deposits in March 2010 at 16.31% (17.70% in March 2009), declined by 139 bps YoY, market share in low cost demand deposits at 17.51% (17.43% in March 2009) was up by 8 bps.

Gross Advances of your Bank rose by Rs.92,940 crores, a growth of 16.94% from Rs.5,48,540 crores in March 2009 to Rs.6,41,480 crores in March 2010. Market share in advances in March 2010 at 16.28% (15.99% in March 2009) registered an increase of 29 bps YoY. Your Bank registered an impressive rise in Credit Deposit Ratio to 73.56% as at the end of March 2010 from 66.63% at the end of March 2009, an increase of 693 bps, bucking the industry trend as the credit deposit ratio for ASCB has come down from 72.32% in March 2009 to 72.22% in March 2010.

Your Bank's prudent lending policies have ensured balanced growth, with credit flowing across a wide range of sectors in the economy. Large and Mid Corporate advances have grown from Rs.1,93,351 crores in March 2009 to Rs.2,21,892 crores in March 2010, registering a growth of 14.76%. Your Bank was No.1 in retail lending in FY 2009 and continues to be No.1 in FY 2010, driven by robust growth in Home, Auto and Education loans.

होम लोन्स में मार्च 2009 के स्तर रु. 54,063 करोड़ में वर्ष-दर-वर्ष 31.68 प्रतिशत की वृद्धि हुई और मार्च 2010 में ये रु. 71,193 करोड़ के स्तर पर पहुँच गए। ग्रामीण, अर्ध-शहरी और शहरी क्षेत्रों में हमारे लगभग 95 प्रतिशत ग्राहकों ने पहली बार घर खरीदा है। एसबीआई होम लोन्स भारत का नंबर वन होम लोन ब्रांड है। इसने भारत में 'सबसे ज्यादा पसंद किए जाने वाले लोन' में अपना स्थान बरकरार रखा है और सीएनबीसी-आवाज कंज़्यूमर अवार्ड्स में वर्ष 2006 के बाद लगातार चार वर्षों से इसे यह मुकाम हासिल है। एसबीआई होम लोन्स को एनडीटीवी-आउटलुक मनी अवार्ड्स में गणमान्य सदस्यों वाली एक ज्यूरी ने वर्ष 2008 के बाद लगातार भारत में 'सर्वश्रेष्ठ होम लोन' चुना है।

वाहन ऋणों में मार्च 2009 और मार्च 2010 के बीच वर्ष-दर-वर्ष 45.44 प्रतिशत और शिक्षा ऋणों में 34.61 प्रतिशत की वृद्धि हुई। आपका बैंक वाहन ऋणों में बाजार में सबसे आगे है। बैंक ने वाहन ऋणों में बाजार में अपनी हिस्सेदारी में 180 आधार अंकों का इजाफा किया है। ये मार्च 2009 में 15 प्रतिशत थे जो मार्च 2010 में 16.80 प्रतिशत पर पहुँच गए। बैंक अखिल भारतीय स्तर पर मारुति कारों के वित्तपोषण में लगातार दो वर्षों से नंबर वन बना हुआ है और इसने शेवरलेट, हुंडई, टाटा मोटर्स और हौंडा सिएल जैसे प्रमुख ब्रांडों में बाजार में अपनी पैठ बढ़ाई है। वर्तमान में आपका बैंक शिक्षा ऋणों में बाजार में सबसे आगे है और सरकारी क्षेत्र के बैंकों में बाजार में इसकी हिस्सेदारी 25 प्रतिशत है। बैंक का इसमें अटूट विश्वास है कि आने वाले वर्षों में भारत का भविष्य और भारत के युवा भारत की पहचान होंगे।

कृषि अग्रिमों में मार्च 2009 और मार्च 2010 के बीच 16.54 प्रतिशत की वृद्धि हुई। वित्त वर्ष 2010 के दौरान कुल रु. 34,179 करोड़ के कृषि अग्रिम संवितरित किए गए और वर्ष के दौरान 12.32 लाख नए किसानों को ऋण दिए गए। रुपये में तेजी के बावजूद अंतरराष्ट्रीय अग्रिमों में मार्च 2009 के स्तर रु. 86,301 करोड़ में 12.49 प्रतिशत की वृद्धि हुई और ये रु. 97,071 करोड़ पर पहुँच गए।

ऋणों में वृद्धि के साथ-साथ आपके बैंक द्वारा आस्ति गुणवत्ता बढ़ाने के लिए किए गए सुविचारित प्रयासों के अच्छे परिणाम मिले। आर्थिक धीमेपन के कारण कुल एनपीए मार्च 2009 के स्तर 2.86 प्रतिशत से बढ़कर दिसंबर 2009 में 3.11 प्रतिशत हो गए थे जिन पर अंकुश लगाया गया और ये मार्च 2010 में गिरकर 3.05 प्रतिशत रह गए। इस अवधि के दौरान शुद्ध एनपीए 1.79 प्रतिशत से बढ़कर 1.88 प्रतिशत हो गए थे, पर बाद में ये गिरकर 1.72 प्रतिशत रह गए।

आपके बैंक का पूंजी पर्याप्तता अनुपात भारतीय रिज़र्व बैंक द्वारा निर्धारित 9 प्रतिशत के लक्ष्य से काफी ऊपर है। बेसल-II के अनुसार आपके बैंक का जोखिम भारित परिसंपत्ति की तुलना में पूंजी पर्याप्तता अनुपात (सीआरएआर) मार्च 2010 के अंत में 13.39 प्रतिशत पर रहा, जो बीते वर्ष 14.25 प्रतिशत था। बेसल-I के अनुसार मार्च 2010 में सीआरएआर 12.00 प्रतिशत और टियर-I पूंजी 8.46 प्रतिशत पर थी।

परिचालन खर्च वित्त वर्ष 2009 की तुलना में वित्त वर्ष 2010 में 29.84 प्रतिशत ऊपर रहे। ऐसा पांच प्रमुख कारणों से हुआ जैसे कि बैंक द्वारा भावी विकास की नींव तैयार करने पर बड़े पैमाने पर निवेश किया गया। ये कारण हैं - (i) विभिन्न श्रेणी के कर्मचारियों की संख्या में एकदम से वृद्धि होना जिसका असर वित्त वर्ष 2010 के दौरान हुए स्टाफ खर्च पर दिखाई दिया; (ii) वेतन संशोधन संबंधी रु. 627 करोड़ की विगत वर्षों की बकाया राशियां जिनके लिए वित्त वर्ष 2010 के दौरान प्रावधान किया गया; (iii) पेंशन के लिए रु. 1,998 करोड़ का अतिरिक्त अंशदान करना पड़ा जबकि बीते वर्ष यह रु. 1,469 करोड़ था; (iv) वित्तीय समावेशन पर रु. 59 करोड़ का अतिरिक्त खर्च करना पड़ा और (v) वर्ष के दौरान 1,049 नई शाखाएं खोलने और 7,788 नए एटीएम स्थापित करने पर रु. 347 करोड़ खर्च करने पड़े। इनमें अधिकांश वर्ष की आखिरी तिमाही के लाभ को कम कर गए। इसलिए चौथी तिमाही में हमारे लाभ में रु. 875.69 करोड़ या 31.93 प्रतिशत की कमी आई और वर्ष का लाभ रु. 9166.05 करोड़ के स्तर पर लगभग यथावत बना रहा।

आपका बैंक ग्राहकों के प्रति समर्पित रहा और अपने ग्राहकों की विभिन्न प्रकार की अपेक्षाओं की पूर्ति करने के लिए अनेक नई पहल की। जैसा कि आप जानते हैं, गत चार वर्षों से आपका बैंक विकास के नए अवसर तलाश रहा है और संबंधित क्षेत्रों में अपनी पैठ बनाने में सफल रहा है। मुझे यह बताते हुए प्रसन्नता हो रही है कि आपका बैंक इस दिशा में अथक प्रयास

Home loans grew by 31.68% YoY from a level of Rs.54,063 crores in March 2009 to Rs.71,193 crores in March 2010. Almost 95% of our customers (in rural, semi urban and urban areas) are first time home buyers. SBI Home Loans is India's No.1 Home Loan brand. It has maintained its position as India's "Most Preferred Home Loan" brand in CNBC-Awaaz consumer awards continuously for four years since 2006. SBI Home Loans has been rated as "The Best Home Loan" in India by the panel of eminent jury in NDTV-Outlook Money awards continuously since 2008.

Auto Loans went up by 45.44% YoY and Education Loans grew by 34.61% between March 2009 and March 2010. Your Bank remains a leader in Auto loans with its market share in Auto loans going up by 180 bps from 15% in March 2009 to 16.80% in March 2010. The Bank continues to be number one in financing Maruti cars pan India for two consecutive years in a row and has increased its presence in the market with higher penetration in the major brands like Chevrolet, Hyundai, Tata Motors and Honda Siel cars. Currently, your Bank is the market leader in Education Loans with a market share of 25% amongst PSU banks underpinning its belief in the future of India and that the youth will be the face of India in the coming years.

Agriculture advances have grown by 16.54% between March 2009 and March 2010 and total disbursements under Agri Advances were Rs.34,179 crores during FY 2010, covering 12.32 lakh new farmers during the year. International advances increased by 12.49% from Rs.86,301 crores in March 2009 to Rs.97,071 crores in March 2010 despite hardening of the rupee.

Along with increase in credit, your Bank's conscious efforts to improve asset quality have borne fruit. The economic slowdown led to a rise in Gross NPAs from 2.86% in March 2009 to 3.11% in December 2009, but the same has been contained and declined to 3.05% by March 2010. During this period, Net NPAs rose from 1.79% to 1.88% but declined to 1.72%.

Your Bank's capital adequacy is well above the 9% norm stipulated by RBI. As per Basel II the CRAR of your Bank stood at 13.39% as at the end of March 2010, compared to 14.25% last year. As per Basel I the CRAR was 12.00% and Tier I was 8.46% as on March 2010.

Operating Expenses were up by 29.84% in FY 2010 over FY 2009, driven by five key costs, as the Bank invested heavily in laying the foundation for future growth: (i) sharp increase in number of employees in various categories, the full impact of which on staff expenses was felt during FY 2010; (ii) Rs.627 crores arrears for wage revision pertaining to previous years provided during FY 2010; (iii) Additional contribution for pension at Rs.1998 crores against Rs.1,469 crores last year; (iv) Additional expenses of Rs.59 crores on Financial Inclusion; and (v) An expenditure of Rs.347 crores incurred on opening of 1,049 new branches and installing 7,788 new ATMs during the year. Bulk of these got back ended to the last quarter of the year. Our profits for Q4, therefore, went down by Rs.875.69 crores or 31.93% and the profit for the year remained flat at Rs.9166.05 crores.

Your Bank remains committed to the customer and has taken several new initiatives to expand the bouquet of choices for its customers. As you are aware, over the last four years, your Bank has been seeking out new growth opportunities and has successfully forayed into related areas. I am happy to announce that your Bank has tirelessly persevered in this direction and several

करता रहा है और वर्ष 2009-10 के दौरान अनेक नई पहल की। मोबाइल बैंकिंग सेवाएं 31.03.2009 को शुरू की गई थी, वित्त वर्ष 2010 के दौरान सभी शाखाओं में उपलब्ध करा दी गई। आज 2,18,000 से अधिक पंजीकृत उपयोगकर्ता हो गए हैं। वित्तीय आयोजना और धन-संपदा प्रबंधन सेवा शुरू कर दी गई है और वित्तीय आयोजना और परामर्श सेवाएं बैंक की 924 शाखाओं में उपलब्ध करा दी गई है। व्यापार अधिग्रहण व्यवसाय चुनिंदा आधार पर शुरू किया गया है और लगभग 200 बिक्री केंद्र टर्मिनल स्थापित किए गए हैं। आपके बैंक के अनुमानत: 1.50 लाख बिक्री केंद्र टर्मिनल स्थापित किए जाने हैं और वर्ष के दौरान आनलाइन खरीद के लिए 100 से अधिक व्यापारियों का पंजीकरण किया जाता है। आपके बैंक द्वारा वीजा इंटरनेशनल और इलावन की संघीय व्यवस्था एक संयुक्त उद्यम के रूप में चुनी गई है जिसके द्वारा 6 लाख बिक्री केंद्र टर्मिनल स्थापित किए जाने का लक्ष्य है। एसबीआई-एसजी ग्लोबल सिक्युरिटीज सर्विसेज प्रा. लि. ने मार्च 2010 से कारोबार शुरू कर दिया है। यह कंपनी समाधान, डिपॉजिटरी सेवाएं, सुरक्षित अभिरक्षा, कारपोरेट एक्शन, कोष लेखाकरण आदि कसटोडियल सेवाएं उपलब्ध कराती है। आपके बैंक ने एसबीआई साधारण बीमा कंपनी स्थापित की है और मार्च 2010 में कुछ सीमित मात्रा में वाणिज्यिक कारोबार शुरू किया जा चुका है। अगस्त 2010 तक कंपनी सूचना प्रौद्योगिकी समर्थित कारोबार अखिल भारतीय स्तर पर करने के लिए तैयार हो जाएगी।

देश के प्रमुख वित्तीय समूह के रूप में आपका बैंक अखिल भारतीय स्तर पर ग्राहकों को वित्तीय संसाधन और सेवाएं उपलब्ध करा रहा है। आपके बैंक को ग्लोबल वार्मिंग के मुद्दे पर भी एक भूमिका निभानी है। आपके बैंक की ग्रीन बैंकिंग नीति का लक्ष्य भी बैंक के अपने कार्बन उत्सर्जन को कम करना और ग्राहकों को भी कम कार्बन उत्सर्जन करने के उपायों को अपनाने के प्रति संवेदनशील बनाना है। पूरे बैंकिंग, वित्त और बीमा क्षेत्र में यह इस प्रकार का पहला ही प्रयास है, आपके बैंक ने नवीकरणीय ऊर्जा संसाधनों के माध्यम से ऊर्जा उत्पादन की योजना बनाई है और बैंक के अपने उपयोग के लिए पवनचक्कियां लगाने का निश्चय किया है जिससे बिजली उत्पादन से होने वाले प्रदूषण पर अंकुश लगा प्रदूषणमुक्त बिजली उत्पादन किया जा सके। इसके अलावा बिजली बचाने वाली प्रकाश व्यवस्था अपनाने, बिजली बचाने वाले उपकरण लगाने, पानी बचाने की व्यवस्था, कचरे के निपटान, वृक्षारोपण जैसे अनेक उपाय शुरू किए हैं।

वित्त वर्ष 2009-10 के दौरान खोली गई 1,049 शाखाओं में से 354 शाखाएं महानगरीय और शहरी क्षेत्रों में खोली गई थी जिससे अपनी पहुंच बढ़ाई जा सके और ग्राहकों के अधिकाधिक निकट पहुँचा जा सके। मार्च 2010 के अंत में बैंक की 12,496 शाखाएं और समूह के 21,485 एटीएम थे। देश भर में बैंकिंग सुविधाएं जन जन तक पहुँचाने के अपने प्रयासों के अंतर्गत आपके बैंक ने 12 जुलाई 2009 को 154 नई शाखाएं और 1,540 नए एटीएम खोले जो विश्व भर में किसी भी बैंक द्वारा कहीं भी खोली गई शाखाओं और एटीएमों में सर्वाधिक हैं। इनका उद्घाटन माननीय वित्त मंत्री श्री प्रणब मुखर्जी द्वारा किया गया। इसके अलावा वर्ष की 1000वीं नई एसबीआई शाखा और समूह के 10,000वें एटीएम का उद्घाटन सचिव, वित्तीय सेवाएं विभाग, वित्त मंत्रालय, भारत सरकार द्वारा किया गया।

बैंक को एक आधुनिक रूप और पहचान देने की आवश्यकता को देखते हुए ग्राहकों को कभी भी कहीं भी झंझटरहित बैंकिंग उपलब्ध कराने वाले एटीएम, इंटरनेट बैंकिंग और मोबाइल बैंकिंग जैसे वैकल्पिक बैंकिंग माध्यमों पर विशेष रूप से ध्यान दिया जा रहा है। स्टेट बैंक समूह के 31 मार्च 2010 को भारत भर में कुल 21,485 एटीएम थे जिनमें से 16,294 एटीएम भारतीय स्टेट बैंक के अपने हैं। एटीएमों की संख्या बढ़ने से बैंक द्वारा जारी डेबिट कार्डों की संख्या में भी भी वृद्धि हुई। इनमें वर्ष के दौरान 40 प्रतिशत की बढ़ोतरी हुई।

माइक्रो फाइनेंस एवं वित्तीय समावेशन के क्षेत्र में आपका बैंक सबसे आगे है। स्वयं सहायता समूह-बैंक ऋणान्वयन कार्यक्रम में बैंक का बाजार अंश लगभग 31 प्रतिशत है। बैंक ने अब तक 17.13 लाख स्वयं सहायता समूहों के साथ ऋणान्वयन में सहभागिता की और यह रु. 11,562 करोड़ की राशि के ऋण संवितरित कर चुका है। बैंक ने स्वयं सहायता समूह क्रेडिट कार्ड और स्वयं सहायता समूह सहयोग निवास और स्वयं सहायता समूह गोल्ड कार्ड जैसे अनेक अतुलनीय उत्पाद शुरू किए हैं। स्वयं सहायता समूहों को आगे उधार देने के लिए गैर-सरकारी संगठनों/माइक्रो फाइनेंस संस्थाओं को वित्त उपलब्ध कराने हेतु एक नई योजना शुरू की है। 'ग्रामीण शक्ति' के नाम से एक छोटा बीमा उत्पाद शुरू किया गया है। आपके बैंक को

new initiatives were launched during 2009-10. Mobile Banking Services launched on 31.03.2009, have been extended to all branches during FY 2010. There are more than 2,18,000 registered users on date. Financial Planning & Wealth Management application has gone live and Financial Planning & Advisory Services have been rolled out in 924 branches across the Bank. Merchant Acquiring business has commenced on select basis and around 200 PoS terminals have been deployed. Your Bank is expected to deploy 1.50 lac PoS terminals and enrol over 100 merchants for online purchases during the year. Your Bank has selected a consortium of Visa International and Elavon for a joint venture, which aims to set up 6 lac PoS terminals. SBI-SG Global Securities Services Pvt Ltd. has commenced operations in March 2010, which provides Custodial Services comprising Settlement, Depository Services, Safekeeping, Corporate Action, Fund Accounting etc. Your Bank has established SBI General Insurance Co. and limited commercial operations have been launched in March 2010. By August 2010, the Company would be ready for pan India operations with IT backed support.

As the Country's Premier Financial Conglomerate providing financial resources and services to clients pan India, your Bank has a role to play in addressing the issue of global warming. Your Bank's Green Banking policy aims to reduce the Bank's own carbon footprint and to sensitise its clients to adopt low carbon emission practices. First of its kind in the entire Banking, Finance and Insurance Sector (BFIS), your Bank has conceptualised generation of energy through renewable energy resources and therefore, resolved to install windmills for the Bank's captive use with a view to substitute polluting power with green power besides initiating several measures like switching over to energy efficient lighting systems, installation of energy savers, efficient water management systems, waste disposal, tree plantation, etc.

Out of 1,049 branches opened during the financial year 2009-10, 354 branches were opened in metro and urban areas with a view to increase our reach and be more accessible to customers. As at the end of March 2010, the Bank had 12,496 branches and 21,485 Group ATMs. As part of our endeavour to provide increased access to banking facilities across the country, your Bank simultaneously opened 154 branches and 1,540 new ATMs on 12th July 2009, the largest by any Bank, anywhere in the world, and the countrywide inauguration was done by the Hon'ble Finance Minister, Shri Pranab Mukherjee. Further, the 1000th new SBI branch and 10,000th new group ATM of the year were inaugurated by the Secretary, Department of Financial Services, Ministry of Finance, Govt. of India.

The need to give the Bank a modern look and feel was necessary and hence, special focus was placed on alternate banking channels such as ATMs, Internet Banking and Mobile Banking which offer customers hassle free banking anytime anywhere. The State Bank Group has a total of 21,485 ATMs across India as on 31st March 2010 of which 16,294 ATMs are of the State Bank of India alone. Along with an increase in number of ATMs, there has also been an increase in the number of debit cards issued by the Bank, which rose by more than 40% during the year.

In the area of Micro Finance and Financial Inclusion, your Bank remains the market leader with market share of around 31% in SHG-Bank Credit Linkage programme having credit linked so far 17.13 lakh SHGs and disbursed loans to the extent of Rs.11,562 crores. Your Bank has rolled out several unique products like SHG Credit Card, SHG Sahayog Niwas and SHG Gold Card, a new scheme for financing NGOs/ MFIs for on-leading to SHGs, a Micro Insurance product - Grameen-

डन एंड ब्राडस्ट्रीट द्वारा ग्रामीण पहुंच के लिए सरकारी क्षेत्र के सर्वश्रेष्ठ बैंक के रूप में पुरस्कृत किया गया है। बैंक को एशियन बैंकर द्वारा एशिया प्रशांत, खाड़ी और मध्य एशिया क्षेत्रों में वित्तीय संस्थाओं में वर्ष 2009 के लिए सर्वश्रेष्ठ माइक्रो फाइनेंस पुरस्कार दिया गया है। बैंकिंग सेवाओं की परिधि में लाए गए बैंकिंग सुविधा रहित गांवों की संख्या मार्च 2009 में 53,000 थी जो मार्च 2010 में बढ़कर 1,03,938 तक पहुंच गई।

बैंकिंग सेवा से वंचित सामान्य नागरिकों को एसबीआई टाइनी कार्ड के साथ कम से कम लागत पर बैंकिंग सेवा प्रदान करने में प्लेटफार्म, समाधान, परिचालन संबंधी जानकारी और सेवा की गुणवत्ता के मामले में सामान्य से कहीं अधिक आधुनिक प्रौद्योगिकी का उपयोग कर रहा है। आपके बैंक ने कियो बैंकिंग की शुरुआत की है। इसके अंतर्गत बायोमीट्रिक पहचान करने के पश्चात इंटरनेट आधारित बैंकिंग केंद्र पर लेनदेन किया जा सकता है और आनलाइन / तत्काल लेनदेन करने के लिए सहायता उपलब्ध रहती है। यह सेवा 7 राज्यों और 49 जिलों के अंतर्गत 7 मंडलों में शुरू की गई है। एसआरईआई सहज, 3-i इन्फोटेक जैसी प्रमुख सेवा केंद्र एजेंसियों को व्यवसाय प्रतिनिधि के रूप में नियुक्त किया गया है। बैंक द्वारा 26,800 ग्राहक सेवा केंद्र / व्यवसाय प्रतिनिधि / व्यवसाय सहयोगी बिक्री केंद्र स्थापित किए गए हैं। राष्ट्रीय स्तर के कुछ व्यवसाय प्रतिनिधियों/व्यवसाय सहयोगियों में भारतीय डाक, आईटीसी, नैशनल बल्क हैंडलिंग कारपोरेशन और रिलायंस डेरी भी हैं। अपनी शाखा स्तरीय पहुंच बढ़ाने के लिए बैंक ने वित्त वर्ष 2009-10 के दौरान ग्रामीण एवं अर्ध-शहरी क्षेत्रों में लगभग 695 नई शाखाएं खोली हैं और प्रक्रिया क्षमता बढ़ाने के लिए 314 ग्रामीण केंद्रीय प्रक्रिया केंद्र स्थापित किए हैं।

सूचना प्रौद्योगिकी के क्षेत्र में आपके बैंक ने सीबीएस कार्यान्वयन सफलतापूर्वक पूरा कर लिया है। आपका सीबीएस विश्व के सबसे बड़े नेटवर्कों में से एक है। आपके बैंक ने एक सुरक्षित, मजबूत और बृहद वैन तंत्र को कार्यान्वित किया है, जिससे 18,189 शाखाएं/कार्यालय और स्टेट बैंक समूह के 21,485 एटीएम लीज लाइनों, वीसैट और सीडीएमए टेक्नोलॉजी के जरिये जुड़े हैं और इसके अंतर्गत सभी महत्वपूर्ण कारोबारी सेवाओं को इससे जोड़ दिया गया है। इससे अनेक महत्वपूर्ण कार्य जैसे रक्षा वेतन सुविधा, एएसबीए, यूनिवर्सल पासबुक आदि आसानी से संपन्न होने लगे हैं और इससे सरकार, कारपोरेट और व्यक्तिगत ग्राहकों की विभिन्न आवश्यकताओं को पूरा करने में मदद मिल रही है। वरिष्ठ नागरिकों की आवश्यकताओं को देखते हुए संपर्क केंद्र पर एक पेंशन प्रबंध व्यवस्था लागू की गई है जिससे पेंशनर अपनी पेंशन की जानकारी संपर्क केंद्र से प्राप्त कर पाएंगे। अनेक प्रकार की मोबाइल बैंकिंग सेवाएं जैसे पैसा ट्रांस्फर कराना, जानकारी प्राप्त करना, चैक बुक के लिए अनुरोध करना, बिलों का भुगतान करना मोबाइल टॉप अप, डीटीएच सेवाओं को रीचार्ज कराना, डीमैट खाते की जानकारी प्राप्त करना मोबाइल बैंकिंग के अंतर्गत उपलब्ध कराई गई हैं।

आपका बैंक केवल अपना कारोबार बढ़ाने में ही संलग्न नहीं है, समाज कल्याण के लिए भी प्रयास कर रहा है। अनेक प्रकार के सामाजिक-आर्थिक, शैक्षिक और स्वास्थ्य संबंधी प्रयासों में हाथ बँटा रहा है। शिक्षा के क्षेत्र में बेहतर प्रशासन और जीवन स्तर के लिए आपके बैंक ने म्युनिसिपल कारपोरेशन आफ ग्रेटर मुंबई के सहयोग से म्युनिसिपल कारपोरेशन द्वारा संचालित 1300 स्कूलों में शिक्षा और शैक्षणिक सुविधाओं में सुधार लाने और बेहतर परिणाम प्राप्त करने के लिए एक परियोजना शुरू की है। बैंक ने इस परियोजना को एक भागीदार के रूप में 2 वर्ष की अवधि के लिए सहायता प्रदान करने की खातिर करार किया है ताकि यह परियोजना देश भर में एक आदर्श प्रस्तुत कर सके।

महानगरीय/शहरी क्षेत्रों और ग्रामीण भारत में हमारे युवाओं के बीच बढ़ती खाई को भरा जा सके, इसके लिए आपके बैंक ने 'एसबीआई इंडीकॉर्प्स' नामक एक स्वयंसेवी कार्यक्रम यूएस पीस कॉर्प्स की तर्ज पर तैयार किया है जिससे कॉलेजों/संस्थानों से निकलने वाले ग्रेजुएट्स को गांव में रहने और प्रतिष्ठित गैर-सरकारी संगठनों द्वारा चलाई जा रही विकास परियोजनाओं पर कार्य करने का एक अवसर मिले।

यह देखकर संतोष होता है कि हमारे प्रयासों को सराहा गया है। अनेकानेक अवार्डों की प्राप्ति इसका प्रत्यक्ष प्रमाण है। हमारे बैंक को दि बैंकर पत्रिका द्वारा लगातार दूसरे वर्ष 'भारत में सर्वश्रेष्ठ बैंक - 2009' का अवार्ड दिया गया, बिजनेस वर्ल्ड के

Shakti has been rolled out which has covered one million lives by March 2010. Your Bank has been rated as the Best Public Sector Bank for Rural Reach by Dun and Bradstreet and has been awarded the Best Microfinance Award for the year 2009 by the Asian Banker for financial institutions across the Asia Pacific, Gulf and Central Asia regions. Coverage of unbanked villages increased from 53,000 in March 2009 to 1,03,938 by March 2010.

Your Bank has gone beyond the usual domains of technology in terms of platform, solution, operational details and service content in a very aggressive manner to serve the excluded common citizen with minimal costs including SBI Tiny Card. Your Bank has rolled out Kiosk Banking, operated at internet enabled PC (Kiosk) with bio-metric validation, in 7 Circles across 7 States and 49 districts. Major Service Centre Agencies (SCAs) like SREI Sahaj, 3-i Infotech have been engaged as Business Correspondents besides appointing about 26,800 Customer Service Point (CSP)/outlets of Business Correspondents / Business Facilitators (BC/BFs). Some of the national level BC/BFs are India Post, ITC, National Bulk Handling Corporation and Reliance Dairy. To increase its outreach, the Bank has opened about 695 new branches in rural and semi urban areas during 2009-10. To improve the processing capacity, 314 Rural Central Processing Centres (RCPCs) have been set up.

In the area of Information technology, your Bank successfully completed CBS implementation which is among the world's largest. Your Bank has implemented a secure, robust and scalable WAN architecture connecting 18,189 Branches/Offices and 21,485 ATMs of State Bank Group through leased lines, VSATs and CDMA technology, supporting all critical business applications. This has facilitated successful launch of many important functionalities, such as, Defence Salary Package, ASBA, Universal Passbook etc. to meet specific requirements of Government, Corporate and individual customers. Keeping in view the requirement of senior citizens, a Pension Management System has been introduced at Contact Centre enabling the pensioners to make enquiry on their pension details through Contact Centre. A host of Mobile Banking services, such as funds transfers, enquiries, cheque book requests, bill payments, Mobile Top-up, recharging of DTH services, Demat account enquiry are currently being offered under mobile banking.

Your Bank is involved not only with business development but also with care for the community and supports a range of socio-economic, educational and health initiatives. In the field of education, for better governance and standards, your Bank, in partnership with the Municipal Corporation of Greater Mumbai (MCGM), has launched a project to transform and upgrade the outcome of education and educational infrastructure in 1300 schools run by the Municipal Corporation. The Bank has agreed to support this project as a partner for a period of 2 years as this project may evolve as a model for replication across the country.

To bridge the widening gulf between our youth in Metro/Urban areas and Rural India, your Bank has drawn up a programme named "SBI Indicorps", a volunteer programme on the lines of the US Peace Corps, which would give fresh graduates from colleges/institutions an opportunity to live in villages and work on development projects with reputed NGOs.

It is gratifying that our efforts have received recognition and the spate of awards is ample testimony to this fact. Among the awards, your Bank was adjudged Bank of The Year 2009, India by The Banker Magazine for the second year in succession; Awarded "Best Bank - Large", and "Most

सर्वश्रेष्ठ बैंक अवार्ड 2009 में 'बड़े बैंकों में सर्वश्रेष्ठ बैंक' और 'समाज के प्रति सबसे जिम्मेदार बैंक' का अवार्ड; बिजनेस इंडिया द्वारा 'वर्ष 2009 के सर्वश्रेष्ठ बैंक' का अवार्ड; इकनॉमिक टाइम्स, ब्रांड ईक्विटी द्वारा 'सर्वाधिक विश्वसनीय ब्रांड' घोषित किया गया; सीएनबीसी आवाज कंज्यूमर अवार्ड्स श्रेणी में वर्ष 2009 में 'सबसे पसंदीदा बैंक', 'सबसे पसंदीदा क्रेडिट कार्ड' और 'सबसे पसंदीदा होम लोन ब्रांड' के अवार्ड जीते; फाइनेंशियल इनफर्मेशन नेटवर्क एंड ऑपरेशंस लि. (फिनो) द्वारा वर्ष 2009 के लिए वित्तीय समावेशन में सर्वश्रेष्ठ दूरद्रष्टा का अवार्ड; आईबीए बैंकिंग टेक्नोलॉजी अवार्ड्स 2009 श्रेणी में बैंकिंग टेक्नोलॉजी में शानदार उपलब्धियाँ हासिल करने पर 'टेक्नोलॉजी के लिए वर्ष के सर्वश्रेष्ठ बैंक' का अवार्ड और गोल्डन पीकॉक अवार्ड्स ज्यूरी द्वारा वर्ष 2009 के लिए गोल्डन पीकॉक नेशनल ट्रेनिंग अवार्ड का विजेता चुना गया।

मुझे यह बताते हुए प्रसन्नता हो रही है कि आपके बैंक के निदेशक बोर्ड ने 31 मार्च 2010 को समाप्त वर्ष के लिए रु. 30 प्रति शेयर के (@300%) लाभांश की घोषणा की है जिसमें पहले दिया जा चुका रु. 10 प्रति शेयर (@100%) का अंतरिम लाभांश भी शामिल है।

आज भारत विश्व के सबसे तेज गति से बढ़ रहे देशों में शामिल है और आने वाले वर्षों में वैश्विक अर्थव्यवस्था में और बड़ी भूमिका निभाने के लिए तैयार है। आपका बैंक इसे एक अवसर और चुनौती के रूप में देखता है। मैं आपको आश्वस्त करना चाहता हूँ कि बैंक इनसे लाभ उठाने के लिए प्रयास करेगा और भविष्य में विकास का एक नया सिलसिला शुरू करेगा।

हार्दिक शुभकामनाओं के साथ,

आपका,

(ओम प्रकाश भट्ट)

Socially Responsible Bank" from Business World Best Bank Awards 2009; Bagged the BEST BANK 2009 Award by Business India; Adjudged the Most Trusted Brand 2009 - Economic Times, Brand Equity; Bagged the awards for "Most Preferred Bank", "Most Preferred Credit Card' and "Most Preferred Home Loan Brand" from CNBC AWAAZ Consumer Awards; Awarded Visionaries of Financial Inclusion - Year 2009 by Financial Information Network & Operations Ltd. (FINO); Awarded Technology Bank of the Year in recognition of outstanding achievements in banking technology - IBA Banking Technology Awards 2009 and selected as the winner of Golden Peacock National Training Award for the year 2009 by the Golden Peacock Awards Jury.

I am happy to announce that the Board of Directors of your Bank has declared a dividend of Rs. 30 per share (@300%) for the year ended 31st March 2010, inclusive of an interim dividend already paid of Rs 10 per share (@100%).

Today, India remains among the fastest growing countries of the world and is poised to play a greater role in the global economy in the years to come. Your Bank sees this as an opportunity and a challenge and I assure you that your Bank will try to capitalize on this and blaze a new trail of growth in future.

With warm regards,

Yours sincerely,



(OM PRAKASH BHATT)

निदेशकों की रिपोर्ट

प्रबंधन विवेचन और विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश

भारत की अर्थव्यवस्था फिर से पटरी पर लौटने लगी है। वर्ष 2009-10 के लिए इसकी वृद्धि दर 7.2% रहने की संभावना है जो बीते वर्ष की 6.7% से अधिक है। उद्योग क्षेत्र में अच्छा सुधार होने और सेवा क्षेत्र के लगातार तेजी से बढ़ने के कारण वृद्धि-दर बीते वर्ष की तुलना में अधिक रहने की संभावना है। कृषि क्षेत्र में, रबी की अच्छी फसल होने के कारण कृषि पैदावार में गिरावट के थमने और इसके -0.2% के आसपास रहने की उम्मीद है जबकि वर्ष 2008-09 में इसमें 1.6% की वृद्धि हुई थी। गिरावट के थमने से वर्ष 1972 के बाद से अब तक के सबसे खराब दक्षिण-पश्चिम मानसून के कारण खरीफ की फसल को हुई हानि की कुछ हद तक भरपाई हो पाई।

उद्योग क्षेत्र में खासा सुधार दिखाई दिया। वर्ष 2009-10 में इसके 8.8% की दर से बढ़ने की उम्मीद है। वर्ष 2008-09 में इसकी वृद्धि दर 3.1% रही थी। वर्ष 2009-10 में निर्माण क्षेत्र में गत वर्ष की 3.2% वृद्धि की तुलना में 8.9% की अच्छी वृद्धि हुई। यह वृद्धि पूंजीगत वस्तुओं, उपभोक्ता वस्तुओं और मध्यवर्ती वस्तुओं में हुई जबरदस्त वृद्धि के कारण हुई। निर्माण क्षेत्र के अलावा खनन और विद्युत क्षेत्र का भी पहले की तुलना में हुई अधिक औद्योगिक वृद्धि में योगदान रहा। खनन क्षेत्र में वर्ष 2009-10 में 8.7% की वृद्धि होने का अनुमान है जबकि गत वर्ष 1.6% की वृद्धि हुई थी। विद्युत क्षेत्र में गत वर्ष की 3.9% वृद्धि की तुलना में 8.2% की वृद्धि होने की संभावना है। सेवा क्षेत्र का जीडीपी में लगभग दो-तिहाई हिस्सा रहता है। वर्ष 2009-10 में इसके 8.5% की दर से बढ़ने की उम्मीद है। वर्ष 2008-09 में इसकी वृद्धि दर 9.3% रही थी। सेवा क्षेत्र की वृद्धि दर में नरमी मुख्यतया सामुदायिक, सामाजिक और वैयक्तिक सेवाओं के कारण रही। सेवा क्षेत्र की वृद्धि दर वर्ष 2009-10 में 8.2% रही जबकि वर्ष 2008-09 में यह 13.9% रही थी।

विकसित देशों में आर्थिक सुधार के संकेतों के चलते नवंबर 2009 में व्यापारिक निर्यात सकारात्मकता की स्थिति में आ गए जिनमें तेरह महीने से लगातार गिरावट की स्थिति बनी हुई थी। फिर भी वर्ष 2009-10 के दौरान कुल मिलाकर निर्यातों में नकारात्मकता की स्थिति बनी रही और इनमें 4.7% की गिरावट आई जबकि आयातों में गत वर्ष की इसी अवधि की तुलना में 8.2% की गिरावट रही। देश और विश्व की अर्थव्यवस्था में सुधार होने का पूँजी की शुद्ध आवक के आंकड़ों से पता चलता है। खासतौर पर विदेशी संस्थागत निवेशकों से वर्ष 2009-10 में 29 बिलियन अमरीकी डॉलर की अच्छी खासी पूँजी प्राप्त हुई जबकि वर्ष 2008-09 में 15 बिलियन अमरीकी डॉलर की शुद्ध पूँजी बाहर गई थी। नवंबर 2009 में भारतीय रिज़र्व बैंक ने अपने विदेशी मुद्रा भंडार का बंदोबस्त करने में आईएमएफ से 200 मीट्रिक टन सोना खरीदा किंतु देश के विदेशी मुद्रा भंडार में कोई परिवर्तन नहीं हुआ क्योंकि सोना तो केवल विदेशी मुद्रा संपत्ति के एवज में खरीदा गया था। पूंजी की अच्छी आवक के कारण देश का विदेशी मुद्रा भंडार (सोने और एसडीआर को मिलाकर) 27.1 बिलियन अमरीकी डॉलर बढ़कर 279.1 बिलियन अमरीकी डॉलर पर पहुँच गया। रुपये में भी अमरीकी डॉलर के मुकाबले वृद्धि हुई और यह मार्च 2009 के अंत के रु. 50.95 प्रति डॉलर के स्तर से मार्च 2010 के अंत में रु. 45.14 प्रति डॉलर पर आ गया।

वर्ष 2009-10 की पहली दो तिमाहियों में नरम बने रहने के बाद मुद्रास्फीति तीसरी और चौथी तिमाहियों के दौरान चिंता का सबब बनी रही। थोक मूल्य सूचकांक के मामले में मुद्रास्फीति में मार्च 2010 में वर्ष-दर-वर्ष 9.9% वृद्धि हुई जबकि मार्च 2009 में यह वर्ष-दर-वर्ष 1.2% के स्तर पर रही थी। मुद्रास्फीति में यह वृद्धि मुख्यतया खाद्य पदार्थों की आपूर्ति प्रभावित होने के कारण हुई। इसी अवधि के दौरान खाद्य पदार्थों की कीमतों में 17.70% की खासी वृद्धि हुई जबकि एक वर्ष पहले इसी अवधि में 6.97% की वृद्धि हुई थी।

वैश्विक वित्तीय संकट के पश्चात नकदी की विकट स्थिति उत्पन्न हो गई थी, जिसके कारण भारतीय रिज़र्व बैंक को उसके अनुरूप मौद्रिक नीति अपनानी पड़ी जो वर्ष 2009-10 के दौरान अधिकांशत: जारी रही। चूंकि विश्व की वित्तीय और आर्थिक स्थिति और बिगड़ गई थी, इसलिए अर्थव्यवस्था में नकदी और वृद्धि दर बढ़ाने के लिए सितंबर 2008 के पश्चात अनेक उपाय किए गए थे। अप्रैल 2009 में रिवर्स रेपो दर और रेपो दर में 25 आधार अंकों की कमी करके क्रमश: 3.25% और 4.75% के स्तर पर लाकर वर्ष 2009-10 में नीतिगत दरें और नरम बनाई गई। नकदी की अच्छी स्थिति को देखते हुए एसएलआर को नवंबर 2009 से एनडीटीएल के इसके पूर्ववर्ती स्तर 25% पर पुन: लाया गया। भारतीय रिज़र्व बैंक द्वारा वर्ष 2009-10 की अधिकांश अवधि में लचीली नीति अपनाए जाने के कारण जमा और ऋण दोनों की ब्याज दरें नरम बनी रही। बड़े बैंकों की पीएलआर मार्च 2009 के अंत के स्तर 11.50-12.50% से 50 आधार अंक गिरकर मार्च 2010 के अंत में 11.0-12.0% पर आ गईं। इसी अवधि में जमा दरें 7.75%-8.75% से गिरकर 6.0-7.50% के स्तर पर आ गईं। हालांकि मुद्रास्फीति बढ़ने की चिंताओं के बीच जनवरी 2010 में कुल मिलाकर स्थिति में सुधार होने के संकेत मिलने को

Directors' Report

Management Discussion and Analysis

Economic Backdrop and Banking Environment

The Indian economy is back on track and poised to grow by 7.2% in 2009-10, higher than 6.7% in the previous year. The strong industrial recovery and continuing momentum in services sector is the key underlying strength behind the higher growth. On the agriculture front, decline in farm output is expected to be contained at around -0.2%, against growth of 1.6% in 2008-09, due to good rabi harvest, partially offsetting the kharif losses suffered because of the worst South-West Monsoon since 1972.

Industry showed a marked improvement and is expected to grow by 8.8% in 2009-10 against 3.1% in 2008-09. The higher growth of 8.9% in 2009-10 in manufacturing, against 3.2% in the previous year, was propelled by robust performance of capital goods, consumer durables and intermediate goods. Apart from manufacturing, mining and electricity also contributed to higher industrial growth. Mining is projected to grow by 8.7% in 2009-10 against 1.6% in the previous year while electricity is likely to grow by 8.2% against 3.9% in the previous year. Services sector accounting for about two-third of GDP, is expected to grow by 8.5% in 2009-10, against 9.3% in 2008-09. The moderation in services sector growth was largely on account of community, social and personal services, which grew by 8.2% in 2009-10 against 13.9% in 2008-09.

Following signs of economic revival in developed countries, merchandise exports moved into positive territory in November 2009 after declining continuously for thirteen months. However, cumulative exports during 2009-10 remained negative and declined by 4.7%, while imports declined by 8.2%. Revival in the domestic and global economy was reflected in net capital inflows. In particular, net FII inflows were a robust US $29 bn in 2009-10 as against net outflow of US $15 bn in 2008-09. In November 2009, RBI purchased 200 metric tons of gold from the IMF as a part of its foreign exchange reserves management operations but the forex reserves of the country remained unchanged since the gold purchase was only a substitution of foreign currency assets. Due to strong capital inflows, forex reserves of the country (including gold and SDRs) increased by US $27.1 billion to US $279.1 billion and the Rupee appreciated against the US dollar from Rs.50.95 per dollar at end-March 2009 to Rs.45.14 per dollar at end-March 2010.

After remaining benign in the first two quarters, inflation emerged as a major concern during the third and fourth quarters of 2009-10. Increase in WPI inflation to 9.9% YoY in March 2010 from 1.2% YoY in March 2009 was largely driven by supply side factors particularly in the case of food items. In the same period, food prices increased sharply by 17.70% compared to the rise of 6.97% a year ago.

The liquidity constraint that emerged following the global financial crisis led RBI to follow an accommodative monetary policy stance which was continued during the major part of 2009-10. As the global financial and economic conditions deteriorated, a series of measures were taken after September 2008 to enhance liquidity in the system and support growth in the economy. There was further easing of policy rates in 2009-10 as the Reverse Repo rate and Repo rate were slashed by 25 bps each to 3.25% and 4.75% respectively in April 2009. Keeping in view the comfortable liquidity position, the SLR was restored to its earlier level of 25% of NDTL from November 2009. Due to the accommodative policy followed by RBI during major part of 2009-10, interest rates on both deposits and credit softened. While PLR of major banks fell by 50 bps from 11.50-12.50% at end-March 2009 to 11.0-12.0% at end-March 2010, deposits rates declined from 7.75-8.75% to 6.0-7.50% in the same period. Even as there were signs of a recovery in January 2010, amidst concerns about rising inflation, RBI announced a hike in CRR by 75 bps to 5.75% in two tranches to keep a check on liquidity and control inflation. On 19 March 2010, to curb inflationary expectations, RBI hiked Repo and Reverse Repo rates by 25 bps each to 5% and 3.50% respectively.

देखते हुए भारतीय रिज़र्व बैंक ने नकदी पर अंकुश लगाने और मुद्रास्फीति को नियंत्रित करने के लिए सीआरआर में दो चरणों में 75 आधार अंकों की वृद्धि करके इसे 5.75% के स्तर पर लाने की घोषणा की। मुद्रस्फीति बढ़ने की उम्मीदों को कम करने के लिए दिनांक 19 मार्च 2010 को भारतीय रिज़र्व बैंक द्वारा रेपो और रिवर्स रेपो दरों में 25 आधार अंकों की वृद्धि करके उन्हें क्रमश: 5% और 3.50% के स्तर पर लाया गया।

वर्ष 2009 की तीसरी और चौथी तिमाहियों में विश्व अर्थव्यवस्था में हुए सुधार से आईएमएफ को वर्ष 2009 में आर्थिक वृद्धि दर में गिरावट के अनुमान को 1.1% से घटाकर 0.8% करना पड़ा। आईएमएफ द्वारा वर्ष 2010 के लिए वैश्विक वृद्धि दर के अनुमान को भी संशोधित कर 4.2% से घटाकर 3.9% करना पड़ा। वर्ष 2009-10 में विकसित देश वैश्विक वित्तीय संकट के बाद अपनी अपनी अर्थव्यवस्थाओं को स्थिर करने पर ध्यान केंद्रित करने लगे जबकि भारत सहित उभरते बाजार वाले देश अपनी अपनी अर्थव्यवस्थाओं पर वैश्विक वित्तीय संकट के बुरे असर को कम करने में लग गए थे। वर्ष की दूसरी छमाही में भारत में अर्थव्यवस्था के पटरी पर आने को देखते हुए नीतिगत उपायों के अंतर्गत संकट से उबरने के स्थान पर सुधारों को संतुलित करने पर जोर दिया गया।

वर्ष 2010-11 के दौरान विकसित देश वित्तीय स्थिति में और सुधार लाने तथा वृद्धि दर बढ़ाने का प्रयास करेंगे जबकि भारत सहित उभरते बाजार वाले देशों का प्रयास रहेगा कि वे कीमतों में स्थिरता लाने के साथ समझौता किए बिना सुधार की प्रक्रिया को जारी रखेंगे।

वित्तीय निष्पादन

लाभ

वर्ष 2008-09 के रु. 17,915.23 करोड़ की तुलना में वर्ष 2009-10 के दौरान बैंक का परिचालन लाभ रु. 18,320.91 करोड़ रहा और इस प्रकार इसमें 2.26 प्रतिशत की वृद्धि हुई। वर्ष 2009-10 के दौरान बैंक का निवल लाभ 0.49 प्रतिशत की दर से बढ़कर वर्ष 2008-09 के रु. 9,121.23 करोड़ की तुलना में रु. 9,166.05 करोड़ हो गया।


31.03.10 की स्थिति के अनुसार परिसंपत्तियों का सम्मिश्रण
Composition of Assets as on 31.03.10
3.3%
3.3%
0.4%
6%
60%
27%
अग्रिम
Advance
विनिधान
Investments
आर बी आइ में नकदी और जमाराशियाँ
Cash & Balance with RBI
अचल परिसंपत्तियाँ
Fixed Assets
अन्य परिसंपत्तियाँ
Other Assets
बैंकों में जमाराशियाँ और मांग तथा अल्पसूचना पर प्राप्य धन
Balance with banks & money at call & short notice

निवल ब्याज आय में 13.41 प्रतिशत की वृद्धि हुई और अन्य आय में 17.95 प्रतिशत की वृद्धि हुई। उच्चतर स्टाफ लागत और अन्य उपरि व्ययों के कारण परिचालन व्ययों में 29.84 प्रतिशत की बढ़ोतरी हुई।

लाभांश

बैंक ने लाभांश पिछले वर्ष के रु.29 प्रति शेयर (290 प्रतिशत) से बढ़ाकर रु.30 प्रति शेयर (300 प्रतिशत) कर दिया (इसमें रु.10 प्रति शेयर का पहले से दिया जा चुका अंतरिम लाभांश (100 प्रतिशत) शामिल है)।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 13.41 प्रतिशत की वृद्धि हुई और यह वर्ष 2008-09 के रु. 20,873.14 करोड़ से बढ़कर वर्ष 2009-10 में रु. 23,671.44 करोड़ हो गई। ऐसा अग्रिमों एवं निवेशों पर ब्याज-आय में वृद्धि के परिणामस्वरूप हुआ।

वर्ष के दौरान वैश्विक परिचालनों से वर्ष के दौरान सकल ब्याज आय रु. 63,788.43 करोड़ से बढ़कर रु. 70,993.92 करोड़ हो गई। ऐसा मुख्यतया अग्रिमों से उच्च स्तर ब्याज आय होने के कारण हुआ।

भारत में अग्रिमों पर ब्याज आय वर्ष 2009-10 के दौरान बढ़कर रु. 47,633.47 करोड़ हो गई, जबकि वर्ष 2008-09 में यह रु. 42,989.36 करोड़ थी। यह वृद्धि भारत में अग्रिमों पर औसत आय के वर्ष 2008-09 में 10.15% प्रतिशत से गिरकर वर्ष 2009-10 में 9.96% रह जाने के बावजूद हुई। विदेश स्थित कार्यालयों के अग्रिमों से होने वाली ब्याज आय में 12.19 प्रतिशत की कमी आई।

भारत में राजकोषीय परिचालन में नियोजित संसाधनों की आय में 17.85 प्रतिशत की वृद्धि हुई, जिसका मुख्य कारण लगाए गए औसत संसाधनों की मात्रा अधिक होना था। फिर भी औसत आय, जो वर्ष 2008-09 में 7.10% रही थी, वर्ष 2009-10 में घटकर 6.52% रह गई।

वैश्विक परिचालनों का कुल ब्याज व्यय वर्ष 2008-09 में रु. 42,915.29 करोड़ था, जो वर्ष 2009-10 में बढ़कर रु. 47,322.48 करोड़ हो गया। भारत में जमाराशियों पर ब्याज-व्यय में पिछले वर्ष की तुलना में वर्ष 2009-10 के दौरान 15.04 प्रतिशत की वृद्धि हुई, जबकि भारत में जमाराशियों के औसत स्तर में 25.05 प्रतिशत की वृद्धि हुई थी और जमाराशियों की औसत लागत वर्ष 2008-09 के स्तर 6.30 प्रतिशत से घटकर वर्ष 2009-10 में 5.80 प्रतिशत रह गई थी।

Conditions in the global economy improved in the third and fourth quarters of 2009, which prompted the IMF to reduce the projected rate of economic contraction in 2009 from 1.1% to 0.8%. IMF has also revised the projection of global growth for 2010 to 4.2%, up from 3.9%. In 2009-10, while advanced economies were focused on stabilising their economies in the aftermath of the global financial turmoil, emerging market economies (EMEs) including India, were engaged in mitigating the adverse impact of the global financial crisis on their economies. In India, with the economy firmly on the recovery path towards the second half of the year, the policy emphasis shifted from managing the crisis to managing the recovery.

During 2010-11, the efforts in advanced economies will be to further improve the financial conditions and strengthen the growth impulses, while the endeavour in EMEs including India will be to strengthen the recovery process without compromising on price stability.

Financial Performance

Profit

The Operating Profit of the Bank for 2009-10 stood at Rs.18,320.91 crores as compared to Rs.17,915.23 crores in 2008-09 registering a growth of 2.26%. The Bank has posted a Net Profit of Rs.9,166.05 crores for 2009-10 as compared to Rs.9,121.23 crores in 2008-09 registering a moderate growth of 0.49%.

While Net Interest Income recorded a growth of 13.41% and Other Income increased by 17.95%, Operating Expenses increased by 29.84% attributable to higher staff cost and other expenses.

Dividend

The Bank has increased dividend to Rs.30.00 per share (300%) {(inclusive of interim dividend of Rs.10.00 per share (100%) already paid)} from Rs.29.00 per share (290%) in the last year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 13.41% from Rs.20,873.14 crores in 2008-09 to Rs.23,671.44 crores in 2009-10. This was due to growth in interest income on advances and investments.

The gross interest income from global operations rose from Rs.63,788.43 crores to Rs.70,993.92 crores during the year. This was mainly due to higher interest income on advances.

Interest income on advances in India registered an increase from Rs.42,989.36 crores in 2008-09 to Rs.47,633.47 crores in 2009-10 despite decline in the average yield on advances in India from 10.15% in 2008-09 to 9.66% in 2009-10. Interest income on advances at foreign offices has decreased by 12.19%.

Income from resources deployed in Treasury operations in India increased by 17.85% mainly due to higher average resources deployed. However, the average yield, which was 7.10% in 2008-09, has decreased to 6.52% in 2009-10.

Total interest expenses of global operations increased from Rs.42,915.29 crores in 2008-09 to Rs.47,322.48 crores in 2009-10. Interest expenses on deposits in India during 2009-10 recorded an increase of 15.04% compared to the previous year, whereas the average level of deposits in India grew by 25.05% and the average cost of deposits declined from 6.30% in 2008-09 to 5.80% in 2009-10.


ब्याज आय और ब्याज व्यय (रु. करोड़ में)
Interest Income and Interest Expenses (Rs. in crores)
80000
70000
60000
50000
40000
30000
20000
10000
0
48950
31929
63788
42915
70994
47322
2007-08
2008-09
2009-10
ब्याज आय
Interest Income
ब्याज व्यय
Interest Expenses

गैर-ब्याज आय

वर्ष 2009-10 में गैर-ब्याज आय की राशि रु. 14,968.15 करोड़ रही, जबकि वर्ष 2008-09 में यह रु. 12,690.79 करोड़ थी।

वर्ष के दौरान बैंक ने भारत और विदेश में स्थित अपने सहयोगी बैंकों/अनुषंगियों और संयुक्त उद्यमों से लाभांश के रूप में रु. 573.48 करोड़ (पिछले वर्ष रु. 409.60 करोड़) प्राप्त किए।

परिचालन व्यय

पेंशन के लिए उच्च प्रावधान करने और स्टाफ संख्या में वृद्धि होने के कारण स्टाफ लागत में 30.85 प्रतिशत की वृद्धि हुई और यह वर्ष 2009-10 में रु. 12,754.65 करोड़ हो गई, जबकि वर्ष 2008-09 में यह रु. 9,747.31 करोड़ थी। स्टाफ लागत में अतिरिक्त पेंशन प्रावधान एवं वेतन संशोधन प्रावधानों से संबंधित क्रमश: रु. 1,997 करोड़ एवं रु. 2,559 करोड़ की राशि शामिल है, जबकि पिछले वर्षों में यह रु. 1,469 करोड़ एवं रु. 1,414 करोड़ थी।

अन्य उपरि व्ययों में भी 28.35 प्रतिशत की वृद्धि हुई, जिसका मुख्य कारण भाड़े, करों और बिजली, बैंक की संपत्ति पर मूल्यह्रास, कानूनी शुल्क, डाक, तार एवं टेलीफोन, मरम्मत और अनुरक्षण, बीमा और विविध व्ययों में वृद्धि होना था।

परिचालन व्यय जिसमें स्टाफ लागत और अन्य उपरि व्यय शामिल हैं, में पिछले वर्ष की तुलना में 29.84 प्रतिशत की वृद्धि दर्ज हुई।

प्रावधान और आकस्मिकताएं

वर्ष 2009-10 के दौरान किए गए प्रमुख प्रावधान निम्नानुसार हैं :

- विनिधानों पर मूल्यह्रास के लिए रु. 987.99 करोड़ का प्रावधान किया गया। इसमें परिपक्वता के लिए रखे गए श्रेणी के प्रीमियम का परिशोधन शामिल नहीं है (2008-09 में विनिधानों पर मूल्यह्रास का प्रावधान रु. 707.17 करोड़ था)।
- रु. 1,407.75 करोड़ के आस्थगित कर जमा को छोड़कर कर प्रावधान के लिए रु. 6,166.62 करोड़ (वर्ष 2008-09 में रु. 1,055.10 करोड़ रुपए के आस्थगित कर जमा को छोड़कर रु. 5,971.52 करोड़ था)।
- रु. 5,147.86 करोड़ (राइट बैक को छोड़कर) अनर्जक आस्तियों के लिए (वर्ष 2008-09 में रु. 2,474.96 करोड़ था)।
- मानक आस्तियों के लिए रु. 80.06 करोड़ (वर्ष 2008-09 में रु. 234.82 करोड़)। वर्तमान वर्ष के प्रावधानों सहित मानक आस्तियों (देशी कार्यालय) पर किए गए कुल प्रावधान की राशि रु. 2,292.72 करोड़ थी।

आरक्षित निधियाँ एवं अधिशेष

- रु. 6,381.09 करोड़ (वर्ष 2008-09 में रु. 5,291.79 करोड़) की राशि सांविधिक आरक्षित निधियों में अंतरित की गई।
- रु. 114.05 करोड़ (वर्ष 2008-09 में रु. 826.55 करोड़) की राशि पूंजी आरक्षित निधि में अंतरित की गई।
- रु. 529.51 करोड़ (वर्ष 2008-09 में रु. 306.89 करोड़) की राशि आरक्षित निधियों में अंतरित की गई।

तालिकाः 1 प्रमुख निष्पादन संकेतक

संकेतक	भारतीय स्टेट बैंक		एसबीआई समूह	
	2009-10	2008-09	2009-10	2008-09
औसत आस्तियों पर आय (%)	0.88	1.04	0.88	0.94
ईक्विटी पर आय (%)	14.84	15.07	14.55	16.30
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में परिचालन व्यय)	52.59	46.62	63.10	52.65
प्रति शेयर मूल अर्जन (रु.)	144.37	144.37	184.82	172.68
प्रति शेयर न्यूनीकृत आय (रु.)	144.37	143.77	184.82	172.68
पूँजी पर्याप्तता अनुपात (%) (बेसल-I)	12.00	12.97	11.89	12.90
श्रेणी-I	8.46	8.53	8.08	8.21
श्रेणी-II	3.54	4.44	3.81	4.69
पूँजी पर्याप्तता अनुपात (%) (बेसल-II)	13.39	14.25	13.49	14.17
श्रेणी-I	9.45	9.38	9.28	9.03
श्रेणी-II	3.94	4.87	4.21	5.14
निवल अग्रिमों की तुलना में निवल अनर्जक आस्तियाँ (%)	1.72	1.79	1.57	1.49

Non-Interest Income

Non-interest income stood at Rs.14,968.15 crores in 2009-10 as against Rs.12,690.79 crores in 2008-09.

During the year, the Bank received an income of Rs.573.48 crores (Rs.409.60 crores in the previous year) by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

Operating Expenses

There was an increase of 30.85% in the Staff Cost from Rs.9,747.31 crores in 2008-09 to Rs.12,754.65 crores in 2009-10 attributable to higher pension provisioning and increased staff strength. Staff Cost included an amount of Rs.1,997 crores towards additional pension provision and Rs.2,559 crores towards wage revision provisions as compared to Rs.1,469 crores and Rs.1,414 crores respectively in the previous years.

Other Operating Expenses have also registered an increase of 28.35% mainly due to increase in expenses on rent, taxes and lighting, depreciation on the Bank's properties, law charges, postage and telephones, repairs & maintenance to the Bank's properties, insurance and miscellaneous expenditure.

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 29.84% over the previous year.

Provisions and Contingencies

Major amounts of provisions made in 2009-10 were as under:

- Rs.987.99 crores towards write-back for depreciation on investments, excluding amortization of premium on 'Held to Maturity' category (as against provision of Rs.707.17 crores in 2008-09).
- Rs.6,166.62 crores towards Provision for Tax, excluding deferred tax credit of Rs.1,407.75 crores (as against Rs.5,971.52 crores in 2008-09 excluding deferred tax credit of Rs.1,055.10 crores).
- Rs.5,147.86 crores (net of write-back) for non-performing assets (as against Rs.2,474.96 crores in 2008-09).
- Rs.80.06 crores towards Standard Assets (as against Rs.234.82 crores in 2008-09). Including the current year's provision, the total provision held on Standard Assets (domestic offices) amounts to Rs.2,292.72 crores.

Reserves and Surplus

- An amount of Rs.6,381.09 crores (as against Rs.5,291.79 crores in 2008-09) was transferred to Statutory Reserves.
- An amount of Rs.114.05 crores (as against Rs.826.55 crores in 2008-09) was transferred to Capital Reserve Fund.
- An amount of Rs.529.51 crores (as against Rs.306.89 crores in 2008-09) was transferred to other Reserve Funds.

Table: 1 Key Performance Indicators

Indicators	SBI		SBI Group	
	2009-10	2008-09	2009-10	2008-09
Return on Average Assets (%)	0.88	1.04	0.88	0.94
Return on Equity (%)	14.84	15.07	14.55	16.30
Expenses to Income (%)(Operating Expenses to Total Net Income)	52.59	46.62	63.10	52.65
Basic Earnings Per Share (Rs.)	144.37	143.77	184.82	172.68
Diluted Earnings Per Share (Rs.)	144.37	143.77	184.82	172.68
Capital Adequacy Ratio (%) (Basel-I)	12.00	12.97	11.89	12.90
Tier I	8.46	8.53	8.08	8.21
Tier II	3.54	4.44	3.81	4.69
Capital Adequacy Ratio (%) (Basel-II)	13.39	14.25	13.49	14.17
Tier I	9.45	9.38	9.28	9.03
Tier II	3.94	4.87	4.21	5.14
Net NPAs to Net Advances (%)	1.72	1.79	1.57	1.49

परिसंपत्तियाँ

बैंक की कुल परिसंपत्तियों में 9.23 प्रतिशत की वृद्धि हुई और ये मार्च 2010 के अंत तक बढ़कर रु. 10,53,413.73 करोड़ हो गई, जबकि मार्च 2009 के अंत में ये रु. 9,64,432.08 करोड़ थीं। इसी अवधि के दौरान, ऋण संविभाग में 16.48 प्रतिशत की वृद्धि हुई और इनकी राशि रु. 5,42,503.20 करोड़ से बढ़कर रु. 6,31,914.15 करोड़ हो गई। मार्च 2010 के अंत में निवेशों में 3.56 प्रतिशत की वृद्धि हुई और इनकी राशि रु.2,75,953.96 करोड़ से बढ़कर रु. 2,85,790.07 करोड़ हो गई। अधिकांश निवेश घरेलू बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया। देशीय अग्रिमों में बैंक का बाजार अंश मार्च 2010 के अंत तक 16.28 प्रतिशत रहा।

देयताएँ

बैंक की कुल देयताएँ (पूँजी एवं आरक्षितियों को छोड़कर) 8.93 प्रतिशत की वृद्धि के साथ 31 मार्च 2010 को रु. 9,87,464.53 करोड़ हो गई, जबकि 31 मार्च 2009 को ये रु. 9,06,484.38 करोड़ थीं। देयताओं में यह वृद्धि प्रमुख रूप से जमाराशियों और अन्य देयताओं एवं प्रावधानों में वृद्धि के कारण हुई। 31 मार्च 2010 को वैश्विक जमाराशियों में 31 मार्च 2009 की तुलना में 8.36 प्रतिशत की वृद्धि हुई और ये रु. 8,04,116.23 करोड़ के स्तर तक पहुँच गई। जमाराशियों में बैंक का बाजार अंश मार्च 2010 को 16.31 प्रतिशत रहा।


अन्य आय एवं परिचालन व्यय (रु. करोड़ में)
Other Income and Operating Expenses (Rs. in crores)
22000
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
8695
12609
12691
15649
14968
20319
2007-08
2008-09
2009-10
अन्य आय
Other Income
परिचालन व्यय
Operating Expenses

निष्पादन के उल्लेखनीय तथ्य

	प्रमुख व्यवसाय इकाइयां
क	वैश्विक बाजार विभाग
ख	कारपोरेट बैंकिंग समूह
ग	मध्य कारपोरेट समूह
घ	राष्ट्रीय बैंकिंग समूह
ङ	ग्रामीण व्यवसाय समूह
च	विपणन - प्रति विक्रय विभाग
छ	कारपोरेट कार्यनीतियाँ और नव व्यवसाय
ज	अंतरराष्ट्रीय बैंकिंग समूह
झ	सहयोगी और अनुषंगियाँ
ञ	आस्ति गुणवत्ता
ट	सूचना प्रौद्योगिकी

क. ग्लोबल मार्केट्स विभाग

कारपोरेट केंद्र स्थित ग्लोबल मार्केट्स विभाग सभी समय क्षेत्रों में बैंक के ट्रेजरी कारोबार का संचालन करता है जिसके अंतर्गत विभिन्न बाजारों जैसे फॉरेक्स, ब्याज-दर, बुलियन, ईक्विटी और वैकल्पिक आस्तियों आदि से संबंधित गतिविधियाँ आती हैं।

भारतीय रिज़र्व बैंक का वर्ष भर सस्ती मुद्रा उपलब्ध कराने पर बल रहा। भारतीय रिज़र्व बैंक के इस प्रयास के कारण वित्त वर्ष 2009-10 की प्रारंभिक अवधि के दौरान प्रतिफल नरम रहे। फिर भी, आर्थिक विकास दर बनाए रखने में सहायता करने के लिए सरकार ने अधिक मात्रा में ऋण लेना जारी रखा जिससे प्रतिफल बढ़ाने के प्रयासों को बल मिला। मुद्रास्फीति की कम दर में भी वित्त वर्ष की दूसरी छमाही में विशेष रूप से वृद्धि होनी शुरू हो गई। मुद्रास्फीति के और बढ़ने की उम्मीदों को देखते हुए भारतीय रिज़र्व बैंक ने अपनी नीति में बदलाव कर जनवरी 2010 में सीआरआर में 75 आधार अंकों और मार्च 2010 के दौरान रेपो तथा रिवर्स रेपो दरों में 25-25 आधार अंकों की वृद्धि की। इन कारणों से वित्त वर्ष की दूसरी छमाही में विशेष रूप से प्रतिफल बढ़ने लगे। वित्त वर्ष के दौरान 10 वर्षीय आधारिक प्रतिफल वाले बांडों से प्रतिफल-प्राप्ति 6.10 प्रतिशत से 8.01 प्रतिशत के बीच रही। बैंक ने अपने निवेशों पर ब्याज/बट्टे के रूप में रु. 18,108 करोड़ अर्जित किए और निवेशों पर बिक्री और फॉरेक्स/सोने की खरीद-फरोख्त से हुई आय में रु. 2,695 करोड़ का लाभ कमाया। देशी ट्रेजरी परिचालनों से वर्ष में औसत प्रतिफल 7.56 प्रतिशत रहा।

Assets

The total assets of the Bank increased by 9.23% from Rs.9,64,432.08 crores at the end of March 2009 to Rs.10,53,413.73 crores as at end March 2010. During the period, the loan portfolio increased by 16.48% from Rs.5,42,503.20 crores to Rs.6,31,914.15 crores. Investments increased by 3.56% from Rs.2,75,953.96 crores to Rs.2,85,790.07 crores as at the end of March 2010. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market share in domestic advances was 16.28% as of March 2010.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 8.93% from Rs.9,06,484.38 crores on 31st March 2009 to Rs.9,87,464.53 crores on 31st March 2010. The increase in liabilities was mainly contributed by increase in deposits and borrowings. The Global deposits stood at Rs.8,04,116.23 crores as on 31st March 2010, representing an increase of 8.36% over the level on 31st March 2009. The Bank's market share in deposits was 16.31% as of March 2010.

Performance Highlights

	Core Operations
A	Global Markets Department
B	Corporate Banking Group
C	Mid-Corporate Group
D	National Banking Group
E	Rural Business Group
F	Marketing - Cross Selling Department
G	Corporate Strategy & New Businesses
H	International Banking Group
I	Associates & Subsidiaries
J	Asset Quality
K	Information Technology

A. GLOBAL MARKETS DEPARTMENT

Global Markets Department at the Corporate Centre handles the Bank's Domestic Treasury Operations across all time zones and covers activities in various markets i.e. Forex, Interest Rates, Bullion, Equity and Alternative Assets, etc.

RBI continued with its easy monetary stance throughout the year. Yields softened during the initial part of the financial year. However, to support the economic growth, the Government borrowing continued at elevated levels which put upward pressure on the yields. Inflation, which was at subdued levels, started moving up in the second half of the financial year. To contain inflationary expectations, RBI also shifted its stance and hiked CRR by 75 bps in January 2010 and Repo and Reverse Repo rates by 25 bps during March 2010. Yields hardened in the second half of the financial year. The 10 year benchmark yield moved in the range of 6.10% to 8.01% during the financial year. The Bank earned Rs.18,108 crores by way of Interest / Discount on our investments and made Rs.2,695 crores of profit on sale of Investments and Forex / Gold trading Income. Average yield on Domestic Treasury Operations for the year was 7.56%.



बैंक द्वारा वित्तपोषित दिशमान फार्मास्युटिकल्स एंड केमिकल्स लिमिटेड जो एक प्रमुख केमिकल निर्माता/निर्यातक है.

Dishman Phamaceuticals & Chemicals Limited, a leading manufacturer/exporter of chemicals financed by the Bank.

ख. कारपोरेट बैंकिंग समूह

ख.1 बैंक का कारपोरेट बैंकिंग समूह तीन कार्यनीतिक व्यवसाय इकाइयों से मिलकर बना है, जिनके नाम हैं - कारपोरेट लेखा समूह, परियोजना वित्तपोषण एवं लीजिंग एसबीयू और तनावग्रस्त आस्ति प्रबंधन समूह।

ख.2 कारपोरेट लेखा समूह (कैग) की निम्नलिखित केंद्रों पर छह शाखाएं हैं; मुंबई, नई दिल्ली, चेन्नई, कोलकाता, अहमदाबाद और हैदराबाद। हैदराबाद शाखा वर्तमान वर्ष के दौरान खोली गई। ये छह शाखाएं 735 कारपोरेट ग्राहकों को अपनी सेवाएं प्रदान कर रही हैं। वर्ष के दौरान 59 नए कारपोरेट ग्राहकों को कारपोरेट लेखा समूह (कैग) में लाया गया और मध्य कारपोरेट समूह के 71 ग्राहक कारपोरेट लेखा समूह में आ गए।

- कारपोरेट लेखा समूह के रु. 88,144 करोड़ के अग्रिमों का बैंक के वाणिज्यिक और संस्थागत (खाद्यान्नेतर) अग्रिमों में 32 प्रतिशत और कुल देशी ऋणों में 16 प्रतिशत हिस्सा है।

तालिका : 2 कारपोरेट लेखा समूह (कैग) - उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

विवरण	31.03.2009 को	31.03.2010 को	वृद्धि (%)
अग्रिम	74,377**	88,144	19
शुल्क आय	1,044	1,659	59
परिचालन लाभ	5,636	7,337	30
व्यवसाय प्रति कर्मचारी	115	156	36
औसत ब्याज अंतर	2.73	4.04	48
एनपीए/कुल अग्रिमों में प्रतिशत	2.53	0.18	-93

** मध्य कारपोरेट समूह से ग्राहकों के कारपोरेट लेखा समूह में आने के कारण आधार बदला गया।



बैंक द्वारा वित्तपोषित अपतटीय पेट्रोलियम उत्पादन में संलग्न जीएसपीसी एंडवुड बीकॉन कंपनी के प्लेटफॉर्म का एक दृश्य.
GSPC Antwood Becon engaged in offshore petroleum produce financed by the Bank.

- कारपोरेट लेखा समूह के विदेशी मुद्रा कारोबार का बैंक द्वारा देश में किए गए कुल विदेशी मुद्रा कारोबार में 55 प्रतिशत (विदेशी मुद्रा बिक्री कारोबार में 64 प्रतिशत और विदेशी मुद्रा खरीद में 43 प्रतिशत) हिस्सा है।
- वित्त वर्ष 2009 के दौरान लेखा आयोजना कारोबार शुरू किया गया था जिससे समूह द्वारा मार्केटिंग के लिए किए जा रहे प्रयासों को कारपोरेट ग्राहकों की कारोबारी योजनाओं से बेहतर ढंग से जोड़ा जा सके और उन्हें उनकी आवश्यकताओं के अनुरूप समाधान प्रदान किए जा सकें। इस कारोबार से शुल्क आधारित आय में वृद्धि हुई है। कारपोरेट लेखा समूह की शुल्क आय में 59 प्रतिशत की उल्लेखनीय वृद्धि हुई। एलसी कारोबार से होने वाली आय रु.209 करोड़ से बढ़कर रु. 271 करोड़ पर पहुंच गई। बैंक गारंटी कारोबार से होने वाली आय भी रु. 114 करोड़ के स्तर से बढ़कर रु. 285 करोड़ के स्तर पर पहुंच गई।

लेनदेन बैंकिंग इकाई

थोक बैंकिंग गतिविधियों के अंतर्गत लेनदेन बैंकिंग इकाई की स्थापना नकदी प्रबंध उत्पाद, व्यापार वित्तपोषण एवं माध्यम वित्तपोषण पर विशेष रूप से ध्यान में रखकर की गई थी। इस इकाई ने वर्ष के दौरान एक स्वयंपूर्ण इकाई के रूप में कारोबार शुरू कर दिया।

(1) नकदी प्रबंध उत्पाद

एसबीआई फास्ट नामक अपने नकदी प्रबंध उत्पाद के द्वारा देश भर में 680 केंद्रों पर 973 शाखाओं में चैक/नकदी उगाही का कारोबार भी शुरू कर दिया। यह बैंक की सभी शाखाओं में इलेक्ट्रानिक भुगतान/उगाही का कार्य भी कर रही है। सीएमपी का लाभांश वारंट कारोबार भी वर्ष के दौरान बढ़ा। नकदी संग्रहण सुविधा भी शुरू की गई। ग्राहकों को घर बैठे संपर्क की सुविधा मिल जाने से उन्हें उगाहियों / भुगतानों की जानकारी और अपेक्षानुसार एमआईएस की सुविधा मिल सकेगी।

(2) व्यापार वित्तपोषण

बैंक सभी कारपोरेट और मध्य कारपोरेट ग्राहकों के लिए एक अधिक अनुकूल प्रारंभिक सेवा विकसित कर रहा है जिससे वे अपने स्वयं के टेम्पलैट्स तैयार करके अपने कार्यस्थल से साख पत्र (एलसी) और बैंक गारंटी संबंधी अपनी मांग प्रस्तुत कर सकेंगे।

(3) सप्लाई चेन वित्तपोषण

ई-वीएफएस (इलेक्ट्रानिक वैंडर फाइनेंसिंग स्कीम)

यह स्कीम पूर्णतया इलेक्ट्रानिक माध्यम पर आधारित है जो लेखाकरण साफ्टवेयर का कार्य करती है और इसके द्वारा बड़े उद्योगों और विक्रेताओं दोनों को कंप्यूटरीकृत भुगतान और लेनदेन प्रविष्टियों के समाधान और तत्काल एमआईएस की सुविधा भी उपलब्ध हो जाती है।

B. CORPORATE BANKING GROUP

B.1 The Bank's Corporate Banking Group consists of three Strategic Business Units viz., Corporate Accounts Group, Project Finance & Leasing SBU and Stressed Assets Management Group.

B.2 Corporate Accounts Group (CAG)

Corporate Accounts Group has six branches at the following centers; Mumbai, New Delhi, Chennai, Kolkata, Ahmedabad and Hyderabad. Hyderabad Branch was opened during the current year. These six branches cater to 735 corporate clients. During the year, 59 new corporate clients were brought into the CAG fold and 71 clients migrated from MCG.

- CAG's advances portfolio of Rs.88,144 crores is 32% of the C&I (Non-Food) credit of the Bank and constitutes 16% of the total domestic credit portfolio of the Bank.

Table : 2 CAG – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2009	As on 31.03.2010	Growth (%)
Advances	74,377**	88,144	19
Fee Income	1,044	1,659	59
Operating Profit	5,636	7,337	30
Business Per Employee	115	156	36
Avg. Interest Spread	2.73	4.04	48
NPA/Total Adv (%)	2.53	0.18	-93

** Base adjusted due to migration of clients between MCG and CAG.

- CAG's forex business constituted 55% of the total domestic forex turnover of the Bank (64% of forex sales and 43% of forex purchases).
- Account Planning initiative launched during FY 2009 to align better, the Group's marketing to the Business Plans of the corporate clients and to provide customized solutions, has resulted in increased focus on fee-based services. The fee income of CAG registered an impressive growth of 59%. Income from LC increased from Rs.209 crores to Rs.271 crores. Income from BG increased from Rs.114 crores to Rs.285 crores.

Transaction Banking Unit

Under Wholesale Banking Initiatives, Transaction Banking Unit, with special focus on Cash Management Product, Trade and Channel Finance, commenced full-fledged operation during the year.

(1) Cash Management Product

Cash Management Product (CMP) with its brand name SBIFAST extended its reach for cheque/cash collection to 973 branches at 680 centres across the country, apart from electronic payment/collection from all branches of the Bank. Besides substantial increase in Dividend Warrant business, cash pick-up facility and host-to-host connectivity to clients to enable them to track collections/payments and get customized MIS have been initiated.

(2) Trade Finance

A more customized front-end tool for Corporate and Mid-Corporate clients is underway which will enable them to lodge their Letter of Credit and Bank Guarantee requirements from their office with their own templates.

(3) Supply Chain Finance

e-VFS (Electronic Vendor Financing Scheme)

This scheme, on electronic platform, provides automated payment and settlement of transactions as also real time MIS to both Industry Majors and the vendors, apart from serving also as an accounting software.



बैंक द्वारा वित्तपोषित अदानी पॉवर महाराष्ट्र फेज-I परियोजना.
Adani Power Maharashtra Phase-I – Project Financed by the Bank.

ई-डीएफएस (इलेक्ट्रानिक डीलर फाइनेंसिंग स्कीम)

बड़े उद्योगों के अनुमोदित डीलरों को वैब आधारित इलेक्ट्रानिक माध्यम से ई-डीएफएस स्कीम के अंतर्गत उनके द्वारा की जाने वाली खरीदारी के लिए वित्त उपलब्ध कराया जाता है। तत्काल एमआईएस वैब प्लेटफार्म पर उपलब्ध है। इसके जरिये डीलर अपने खातों और प्रत्येक इनवाइस की स्थिति जान सकता है।

ख.3 परियोजना वित्तपोषण और पट्टा कार्यनीतिक व्यवसाय इकाई

परियोजना वित्तपोषण - कार्यनीतिक व्यवसाय इकाई बिजली, दूरसंचार, सड़क, बंदरगाह, हवाई अड्डों, माल ढुलाई और अन्य आधारभूत क्षेत्रों में परियोजनाओं के वित्तपोषण पर केंद्रित इकाई है। यह गैर-आधारभूत परियोजनाओं का वित्तपोषण भी संभालती है। ये परियोजनाएं न्यूनतम परियोजना लागत पर कतिपय सीमाओं में वित्तपोषित की जाती हैं। मार्च 2010 को समाप्त वर्ष के दौरान परियोजना ऋणों के समूहन और हामीदारी (अंडरराइटिंग) पर विशेष रूप से ध्यान दिया गया।

कुल मिलाकर परियोजना वित्तपोषण कार्यनीतिक व्यवसाय इकाई ने वर्ष के दौरान रु. 3,00,016 करोड़ (वर्ष 2008-09 में रु. 1,93,595 करोड़) की कुल लागत परिव्यय वाली परियोजनाओं के वित्तपोषण और रु. 1,84,728 करोड़ (वर्ष 2008-09 में रु. 1,33,894 करोड़) की कुल ऋण आवश्यकता की पूर्ति में सहभागिता की। परियोजना वित्तपोषण - कार्यनीतिक व्यवसाय इकाई ने इस अवधि के दौरान रु. 41,048 करोड़ (वर्ष 2008-09 में रु. 25,854 करोड़) की संस्वीकृति की और ऋण समूहन में रु. 69,901 करोड़ (वर्ष 2008-09 में रु. 64,069 करोड़) की हिस्सेदारी की।



बैंक द्वारा वित्तपोषित मंजूश्री टेक्नोपैक लि., जो देश में पीईटी प्रीफार्म और कंटेनर बनाने वाली सबसे बड़ी कंपनी है.
Manjushree Technopack Ltd., largest producer of PET Preforms and Containers in the country financed by the Bank.

ख.4 तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी)

वर्ष 2009-10 के दौरान एसएएमजी का निष्पादन नीचे तालिका में दिया गया है :

तालिका : 3 एसएएमजी - उल्लेखनीय तथ्य

(रु. करोड़ में)

1	अलाभकारी आस्तियों (एनपीए) की नकद वसूली	406
2	मानक आस्तियों के रूप में कोटि उन्नयन	144
3	बट्टे खाते डाले गए	489
4	अलाभकारी आस्तियों (1+2+3) में आई कुल कमी	1,039
5	बट्टे खाते डाले गए ऋणों की वसूली	388

- तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) की स्थापना रु. 5 करोड़ और उससे अधिक की बकाया राशि वाली सभी अलाभकारी आस्तियों पर ध्यान देने के लिए की गई थी। अब यह देश भर में रु. 1 करोड़ और उससे अधिक राशि की सभी अलाभकारी आस्तियों के समाधान का भी कार्य देख रही है ताकि अलाभकारी आस्तियों के समाधान पर विशेषज्ञता के साथ और अलग से ध्यान केंद्रित किया जा सके।
- 106 तनावग्रस्त आस्ति समाधान केंद्रों (सार्क) की देश भर में स्थापना की गई है जिससे एसएमई और वैयक्तिक खंडों में रु. 1 करोड़ तक की बकाया राशि वाली अलाभकारी आस्तियों के समाधान पर ध्यान केंद्रित किया जा सके। इनमें से 49 स्वतंत्र तनावग्रस्त आस्ति समाधान केंद्रों को चरणबद्ध ढंग से तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) की परिधि में लाया जा रहा है जिससे बैंक के वसूली प्रयासों में और गति लाई जा सके। तनावग्रस्त आस्ति समाधान केंद्रों का निष्पादन अत्यंत उत्साहवर्धक रहा और अलाभकारी आस्तियों के प्रबंधन में अच्छी प्रगति हुई।

ग. मध्य कारपोरेट समूह (एमसीजी)

बैंक का मध्य कारपोरेट समूह मुख्यतया ऐसे मध्य कारपोरेट्स की बैंकिंग आवश्यकताओं की पूर्ति करता है जिनकी टर्नओवर रु. 50 करोड़ और उससे अधिक है। वर्ष के दौरान और 4 शाखाएँ खोली गईं। ये है - एससीबी गुंटूर, बुलियन शाखा मुंबई, सिरुथोजहिल सालेम और ओवरसीज ब्रांच कानपुर। इससे मध्य कारपोरेट समूह की शाखाओं की कुल संख्या 56 पर पहुँच गई। इस प्रकार देश के सभी प्रमुख व्यवसाय केंद्रों पर इस समूह की शाखाएं हो गई। वर्ष 2009-10 के दौरान 915 नए ग्राहकों को कुल रु. 28,418 करोड़ की ऋण सीमाएँ संस्वीकृत की गईं। बैंक का स्वर्ण बैंकिंग कारोबार मध्य कारपोरेट समूह में शामिल कर लिया गया।

e-DFS (Electronic Dealer Financing Scheme)

Approved dealers of Industry Majors are financed for their purchases under the e-DFS scheme, through a web-based electronic platform. Real time MIS is available on the web platform about the status of the dealer's account as also for tracking of each invoice.

B.3. Project Finance & Leasing SBU

The Project finance-SBU focuses on funding projects in infrastructure sectors like power, telecom, roads, ports, airports, logistics and others. It also handles large non-infrastructure projects. During the year ended March 2010, the focus was on syndication and underwriting of project loans.

During this year, Project Finance-SBU participated in funding of projects having a total cost outlay of Rs.3,00,016 crores (Rs.1,93,595 crores in 2008-09) and involving total debt requirement of Rs.1,84,728 crores (Rs.1,33,894 crores in 2008-09). Project Finance-SBU accorded sanctions of Rs.41,048 crores (Rs.25,854 crores in 2008-09), while it took up syndication of debt of Rs.69,901 crores (Rs.64,069 crores in 2008-09), during the period.

B.4. Stressed Assets Management Group (SAMG)

The performance of SAMG during the year 2009-10 is given below:

Table : 3 SAMG – Highlights

(Amount in Rs. crores)

1	Cash Recovery in NPA	406
2	Upgradation to Standard Assets	144
3	Write Offs	489
4	Gross reduction in NPAs (1+2+3)	1,039
5	Recovery in written off accounts	388

- Stressed Assets Management Group (SAMG) which was set up to address high value NPAs with outstandings of Rs.5 crores and above has now expanded its role to resolve all NPAs of Rs.1 crore and above across the country with a view to providing specialised and focussed attention in resolution of NPAs.
- 106 Stressed Assets Resolution Centres (SARCs) were established across the country for focussed resolution of NPAs with outstanding upto Rs.1 crore in SME and Personal segments. Out of these, 49 independent SARCs were brought under SAMG in a phased manner to give further fillip to the Bank's recovery efforts. The performance of SARCs is very encouraging and substantial progress in the Management of NPAs has been achieved.

C. MID-CORPORATE GROUP (MCG)

The Bank's Mid Corporate Group is primarily catering to the banking needs of Mid Corporates, with a turnover of Rs.50 crores and above. During the year, 4 Branches were added, namely SCB Guntur, Bullion Branch Mumbai, Siruthozhil Salem and OB Kanpur, taking the total number of MCG Branches to 56, covering all the major business centres in the country. During 2009-10, Aggregate Credit Limit of Rs.28,418 crores was sanctioned to 915 new clients. The Bank's Gold Banking business comes under MCG.



बैंक द्वारा वित्तपोषित रूबी मैकॉन्स लिमिटेड जो एम. जी. क्राफ्ट पेपर, बोर्ड और न्यूज प्रिंट का उत्पादन करती है.

Ruby Macons Limited manufacturer of M.G. Kraft Paper, Board & News Print financed by the Bank.

मध्य कारपोरेट समूह के निष्पादन के उल्लेखनीय तथ्य

- मध्य कारपोरेट समूह और कारपोरेट लेखा समूह / राष्ट्रीय बैंकिंग समूह के बीच ग्राहकों की अदला बदली के चलते अग्रिमों (गैर-खाद्यान्न) का स्तर 12.41 प्रतिशत की वर्ष-दर-वर्ष वृद्धि के साथ रु. 1,33,748 करोड़ पर पहुँच गया।
- परिचालन लाभ रु. 11,473 करोड़ और वर्ष-दर-वर्ष वृद्धि दर 10.41 प्रतिशत रही।
- अन्य आय रु. 1,750 करोड़ और वर्ष-दर-वर्ष वृद्धि दर 26.35 प्रतिशत रही।
- अग्रिमों पर औसत प्रतिफल - 9.94 प्रतिशत।
- औसत ब्याज अंतर - 4.53 प्रतिशत (मार्च 2009 के स्तर से 47 आधार अंकों की वृद्धि)।
- परिचालन लाभ प्रति कर्मचारी - रु. 3.02 करोड़।
- व्यवसाय प्रति रिलेशनशिप मैनेजर - रु. 880.24 करोड़।

नए प्रयास

- प्रत्येक मध्य कारपोरेट समूह शाखा में ट्रेड विशेषज्ञ पदस्थ किए गए जिससे मार्केटिंग और ट्रेड फाइनेंस से संबंधित लेनदेन का कार्य दक्षतापूर्वक संचालित हो सके।
- मध्य कारपोरेट समूह की सभी महत्वपूर्ण शाखाओं में नकदी प्रबंध उत्पाद विशेषज्ञ पदस्थ किए गए जिससे ग्राहकों को आकर्षक नकदी प्रबंध समाधान उपलब्ध कराए जा सकें।
- पुणे में एक नया मध्य कारपोरेट क्षेत्रीय कार्यालय खोला गया जिससे मध्य कारपोरेट समूह के पुणे, नागपुर और रायपुर क्षेत्रों में ग्राहकों की आवश्यकताओं और व्यवसाय बढ़ाने पर बेहतर ढंग से ध्यान केंद्रित किया जा सके।

नए उत्पाद

- कंस्ट्रक्शन इक्विपमेंट लोन (सीईएल) नामक मध्य कारपोरेट समूह के इस उत्पाद की समीक्षा कर उसमें संशोधन किए गए ताकि संशोधित विशेषज्ञताओं के साथ इन्फ्रास्ट्रक्चर उद्योग की बढ़ती आवश्यकताओं पर ध्यान केंद्रित किया जा सके।

स्वर्ण बैंकिंग

- बैंक द्वारा स्वर्ण बैंकिंग व्यवसाय में एक प्रमुख बैंक बनने के लिए अनेक उपाय किए गए।
- स्वर्ण सिक्कों की खुदरा बिक्री करने वाली शाखाओं की संख्या 31.03.2009 को 518 थी जो बढ़कर 31.03.2010 को 1,121 पर पहुंच गई। बैंक द्वारा अपने ग्राहकों को स्वर्ण सिक्कों की थोक बिक्री के अनेक आर्डर भी प्राप्त किए गए।
- बैंक द्वारा मुंबई में एक अलग बुलियन शाखा स्थापित की गई है जो केवल बुलियन व्यवसाय पर ही ध्यान देती है।
- देश में घर-परिवारों, मंदिरों और ट्रस्टों से बेकार पड़ा सोना जुटाने के लिए स्वर्ण जमा योजना 54 शाखाओं में लागू की गई है और बैंक इस योजना के अंतर्गत अब तक 4.47 मीट्रिक टन सोना जुटा चुका है।
- बैंक द्वारा एर्णाकुलम, त्रिचुर, इंदौर, सूरत और मदुरै जैसे नए केंद्रों पर भी स्वर्ण धातु ऋण योजना लागू की गई है। वर्ष के दौरान इस व्यवसाय में 48 प्रतिशत वृद्धि दर्ज की गई।
- वित्त वर्ष 2009-10 के दौरान सोने की (थोक) बिक्री में 100 प्रतिशत से भी अधिक की वृद्धि हुई।
- स्वर्ण बैंकिंग साफ्टवेयर "मेटाग्रिड" इस व्यसाय से जुड़ी सभी शाखाओं में शुरू किया गया जिससे स्वर्ण बैंकिंग व्यवसाय की दक्षतापूर्वक देखरेख की जा सके।

घ. राष्ट्रीय बैंकिंग समूह (एनबीजी)

बैंक के राष्ट्रीय बैंकिंग समूह में 14 मंडलों की महानगरीय और शहरी शाखाएं आती हैं। तीन कार्यनीतिक व्यवसाय इकाइयां, अर्थात एसएमईबीयू, पीबीबीयू और जीबीयू क्रमश: लघु और मध्यम उद्यम, वैयक्तिक बैंकिंग खंड और सरकारी व्यवसाय की आवश्यकताओं की देखरेख का कार्य करती हैं। राष्ट्रीय बैंकिंग समूह का मार्च 2010 को देश की कुल जमाराशियों में (पीएफ और अंतर बैंक को छोड़कर) 59.25 प्रतिशत और देश के कुल अग्रिमों में 33.16 प्रतिशत हिस्सा है।

वित्त वर्ष 2009-10 के दौरान 1,049 शाखाओं में से 354 शाखाएं महानगरीय और शहरी शाखाओं में खोली गईं ताकि अपनी पहुंच बढ़ाई जा सके और ग्राहकों के अधिकाधिक निकट पहुँचा जा सके। मार्च 2010 के अंत में बैंक की 12,496 शाखाएं और समूह के 21,485 एटीएम थे।

देश भर में बैंकिंग सुविधाओं को जन जन तक पहुंचाने के अपने प्रयासों के अंतर्गत बैंक द्वारा 12 जुलाई 2009 को एक साथ 154 शाखाएं और 1,540 नए एटीएम खोले गए जो विश्व भर में कहीं भी खोली गई शाखाओं और एटीएमों में सबसे ज्यादा थे।

तालिका : 4 राष्ट्रीय बैंकिंग समूह - निष्पादन के उल्लेखनीय तथ्य

(रुपये करोड़ में)

विवरण	31.03.2009 को	31.03.2010 को	वृद्धि का प्रतिशत
जमाराशियाँ (अंतर-बैंक को छोड़कर)	4,12,257	4,24,713	3.02
अग्रिम (खाद्यान्न और अंतर-बैंक को छोड़कर)	1,53,961	1,77,498	15.29

MCG - Highlights

- Advances (Non-Food) level grew by 12.41% (YoY) to reach Rs.1,33,748 crores on adjusted base due to migration of clients between MCG and CAG/NBG.
- Operating Profit grew by 10.41% (YoY) to Rs.11,473 crores.
- Other Income grew by 26.35% (YoY) to Rs.1,750 crores.
- Average Yield on Advances : 9.94%.
- Average Interest Spread : 4.53% (up by 47 bps from March 2009).
- Operating Profit Per Employee : Rs.3.02 crores.
- Business Per Relationship Manager : Rs.880.24 crores.

Initiatives taken

- Trade specialists have been placed at each MCG Branch for efficient marketing and handling of trade finance related transactions.
- Cash Management Product specialists have been placed at all important MCG Centers to provide efficient Cash Management solutions to the customers.
- New Mid Corporate Regional Office has been opened at Pune for better focus on MCG customers' needs and business growth in Pune, Nagpur and Raipur areas.

New Product

- Construction Equipment Loan (CEL) has been reviewed and modified to focus on the growing needs of the infrastructure industry.

Gold Banking

- The Bank has undertaken several measures to become one of the leading banks in Gold Banking business.
- The number of branches authorized for retail sale of Gold Coins has increased from 518 as on 31.03.2009 to 1,121 as on 31.03.2010. The Bank has also bagged a number of orders for bulk sale of Gold Coins.
- The Bank has set up a dedicated Bullion Branch at Mumbai to provide focused thrust to Bullion business.
- The Gold Deposit Scheme, which aims at mobilization of idle Gold from domestic households, temples and trusts, has been made operational at 54 branches and the Bank has mobilized 4.47 MT of Gold under the scheme.
- The Bank has extended Metal Gold Loan Scheme to new centres like Ernakulam, Trichur, Indore, Surat and Madurai, and the business has grown by 48% during the year.
- Sale of Gold (wholesale) has increased by more than 100% during FY 2009-10.
- Gold Banking software "Metagrid" has been introduced in all dealing branches for efficient management of Gold Banking business and cover operations.

D. NATIONAL BANKING GROUP (NBG)

National Banking Group of the Bank comprises of Metro and Urban branches of 14 Circles. Three Strategic Business Units, SMEBU, PBBU and GBU are operational for taking care of the requirements of Small & Medium Enterprises, Personal Banking segment and Government Business. NBG is handling 59.25% of total domestic deposits (excluding PF & Inter-Bank) and 33.16% of domestic advances (excluding food) as on March 2010.

Out of 1,049 branches opened during the financial year 2009-10, 354 branches were opened in metro and urban areas with a view to increase the Bank's reach and be more accessible to customers. As at the end of March 2010, the Bank had 12,496 branches and 21,485 Group ATMs.

As part of the Bank's endeavour to provide increased access to banking facilities across the country, the Bank simultaneously opened 154 branches and 1,540 new ATMs on 12th July 2009, the largest by any Bank, anywhere in the world.

Table : 4 NBG – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2009	As on 31.03.2010	growth %
Deposits (excluding inter bank)	4,12,257	4,24,713	3.02
Advances (excluding food & inter bank)	1,53,961	1,77,498	15.29

घ.1 वैयक्तिक बैंकिंग व्यवसाय इकाई (पीबीबीयू)

तालिका : 5 (रुपये करोड़ में)

विवरण	31.03.2009 को	31.03.2010 को	वृद्धि का प्रतिशत
जमाराशियाँ	3,38,471	4,13,129	22.06
अग्रिम	1,06,622	1,34,415	26.07
कासा	1,51,512	2,02,458	33.63

वैयक्तिक बैंकिंग व्यवसाय इकाई का 31 मार्च 2010 को बैंक की कुल जमाराशियों में 60.85 प्रतिशत और कुल अग्रिमों में 24.60 प्रतिशत हिस्सा था। देश भर में फैली अपनी 12,134 शाखाओं के माध्यम से इनकी देखरेख करता है। 31 मार्च 2010 को समाप्त वर्ष के दौरान 192 लाख बचत बैंक खाते खोले गए।

वेस्टर्न यूनियन लेनदन की सुविधा 10,438 शाखाओं में प्रदान की जा रही है। इसका आय में रु.9.16 करोड़ का योगदान रहा।

हमारे बैंक को नई पेंशन व्यवस्था (भारत सरकार द्वारा शुरू की गई है) के अंतर्गत संपर्क बिंदु के रूप में व्यवसाय करने के लिए नामित किया गया है। बैंक के सभी मंडलों में 150 शाखाओं को नई पेंशन व्यवस्था के अंतर्गत कारोबार करने के लिए पंजीकृत किया गया है।

वैकल्पिक माध्यम

बैंक को एक आधुनिक रूप और पहचान देने की आवश्यकता को देखते हुए एटीएम, इंटरनेट बैंकिंग और मोबाइल बैंकिंग जैसे वैकल्पिक बैंकिंग माध्यमों पर खास तौर पर जोर दिया जा रहा है क्योंकि इनके जरिये ग्राहकों को कभी भी कहीं भी झंझटरहित बैंकिंग की सुविधा प्राप्त होती है। मार्केटिंग के साथ-साथ बैंक को यह भी सुनिश्चित करना है कि ग्राहकों की अधिकांश बैंकिंग आवश्यकताओं की पूर्ति ग्राहक के शाखा में आए बिना हो जाए। स्टेट बैंक समूह के 31 मार्च 2010 को देश भर में 21,485 एटीएम थे जिसमें 16,294 एटीएम भारतीय स्टेट बैंक के अपने ही हैं। एटीएमों की संख्या बढ़ने के साथ बैंक द्वारा जारी किए गए डेबिट कार्डों की संख्या में भी वृद्धि हुई है। 31 मार्च 2010 को बैंक द्वारा कुल 55.40 मिलियन डेबिट कार्ड जारी किए गए जबकि 31 मार्च 2009 को 39.15 मिलियन कार्ड जारी किए गए थे। इस प्रकार कार्ड जारी करने में 40 प्रतिशत से अधिक की वृद्धि हुई। फीस के भुगतान, दान जैसी मूल्यवर्धित सेवाओं में हर वर्ष एटीएमों पर लेनदेन की संख्या के मामले में मार्च 2009 और मार्च 2010 के बीच 44 प्रतिशत से अधिक की वृद्धि देखी गई।


परिसंपत्तियों पर आय
Return on Assets
1.01
1.04
0.88
(%)
2007-08
2008-09
2009-10
आरओए
RoA

अप्रैल 2009 में बैंक द्वारा डेबिट कार्डों के लिए लॉयल्टी रिवाड्‌र्स प्रोग्राम भी शुरू किया गया। इससे लेनदेन और राशि दोनों की संख्या में जबरदस्त वृद्धि हुई। इसके साथ-साथ "फर्स्ट यूज" नाम से एक अन्य अभियान भी चलाया गया जिसमें ग्राहक को अभियान-अवधि के दौरान 3 लेनदेन करने के बाद 100 बोनस लॉयल्टी पाइंट दिए जाते हैं। इस अभियान को भी जबरदस्त सफलता मिली और इसके अंतर्गत 1 लाख से अधिक निष्क्रिय कार्ड सक्रिय किए गए। विगत एक वर्ष की तुलना में बिक्री केंद्रों पर किए गए लेनदेन की संख्या में 79 प्रतिशत और राशि में 96 प्रतिशत की वृद्धि हुई।

बैंक में इंटरनेट बैंकिंग माध्यम से भी बड़ी संख्या में लेनदेन होने लगे हैं। वित्त वर्ष 2008-09 की तुलना में इस वर्ष रिटेल इंटरनेट बैंकिंग लेनदेन की संख्या में लगभग 130 प्रतिशत की वृद्धि हुई। इंटरनेट बैंकिंग में अनेक नई सुविधाओं के जुड़ जाने से यह वृद्धि हुई। सभी आयु वर्ग के ग्राहकों के फायदे के लिए नई सेवाएं शुरू की गई। आनलाइन पेंशन स्लिप, सावधि जमाशियों पर टीडीएस की कटौती संबंधी पूछताछ, आनलाइन ड्राफ्ट आवेदन करने पर एक्सचेंज रेट संबंधी पूछताछ करने जैसी अनेक सुविधाएं शुरू की गई। इस माध्यम पर लेनदेन के लिए ग्राहकों को प्रोत्साहित करने के लिए बैंक द्वारा इंटरनेट बैंकिंग लॉयल्टी रिवाड्‌स प्रोग्राम भी शुरू किया गया है जिसके अंतर्गत ग्राहक आनलाइन लेनदेन करने पर पाइंट अर्जित कर सकते हैं। यह योजना बैंक के उन ग्राहकों के सम्मान एवं पुरस्कार देने के लिए शुरू की गई है जो हमारी इंटरनेट बैंकिंग सुविधाओं का नियमित उपयोग करते रहे हैं। इन ग्राहकों ने प्रौद्योगिकी क्षेत्र में बैंक की इन पेशकश की सराहना की है और वे बैंक की इंटरनेट बैंकिंग को बैंकिंग की आधुनिक सेवाओं से सुसज्जित एक सशक्त माध्यम मानते हैं। टेक्नोलॉजी के क्षेत्र में अपनी स्थिति को मजबूत बनाने के लिए बैंक द्वारा विभिन्न शहरों में सेल्फ सर्विस कियो शुरू करने का प्रस्ताव किया गया है जिसके माध्यम से ग्राहक किसी बैंक कर्मचारी की उपस्थिति के बिना विभिन्न बैंकिंग गतिविधियां संचालित कर सकेंगे।

D.1 Personal Banking Business Unit (PBBU)

Table : 5 (Amount in Rs.crores)

Particulars	As on 31.03.2009	As on 31.03.2010	growth %
Deposits	3,38,471	4,13,129	22.06
Advances	1,06,622	1,34,415	26.07
CASA	1,51,512	2,02,458	33.63

PBBU handles 60.85 % of the Aggregate Deposits and 24.60% of Aggregate Advances of the Bank as on 31st March 2010 through its network of 12,134 branches. 192 lacs Savings Bank accounts were opened during the year ending 31st March 2010.

Western Union transactions are being offered at 10,438 branches, which has contributed other income of Rs.9.16 crores.

Our Bank has been designated as the Point of Presence for conducting business under the New Pension System (an initiative of the Govt. of India) and 150 branches across all Circles have been registered for conducting business under the New Pension System.

Alternate Channels

The need to give the Bank a modern look and feel was necessary and hence, special focus was placed on alternate banking channels such as ATMs, Internet Banking and Mobile Banking which offer customers hassle free banking anytime anywhere. Along with the marketing, the task was also to ensure that most of the banking needs of the customers are fulfilled without the customer visiting the branch. The State Bank Group has a total of 21,485 ATMs across India as on 31st March 2010 of which 16,294 ATMs are of the State Bank of India alone. Along with an increase in number of ATMs, there has also been an increase in the number of debit cards issued by the Bank. As on 31st March 2010, the Bank had issued a total of 55.40 million debit cards compared to 39.15 million as on 31st March 2009, i.e. a growth of more than 40%. With value added services such as fee payments, donations etc. the Bank has witnessed a growth of more than 44% in the number of ATM transactions between March 2009 and March 2010.

The Bank also launched the Loyalty Rewards Program for debit cards in April 2009. This has triggered a huge spurt in the number of transactions as well as amount. Coupled with this, another campaign viz. "First use" was launched wherein the customer was rewarded 100 bonus loyalty points after 3 transactions during the campaign period. This campaign was also a huge success wherein more than 1 lakh inactive cards were activated. Over the last one year, PoS transaction count has increased by 79% and the amount has increased by more than 96%.

The Bank has also witnessed large volume of transactions shifting to the INB channel. Compared to FY 2008-09, the growth in number of retail internet banking transactions this year is around 130%. This has been due to the addition of many new features on INB services. New facilities have been introduced to benefit customers of all age groups. In the bouquet of services, facilities such as online pension slip, TDS enquiry on term deposits, differential exchange rates on on-line draft requests etc., were started. To further encourage customers to transact on this channel, the Bank also launched the INB Loyalty Rewards Program where the customer can earn points on transactions done online. This scheme was started to recognise and reward our customers, who have been using our Internet Banking facilities regularly. These customers have appreciated the Bank's offers in the technology space and belief in INB as being the modern platform of Banking. To strengthen our position on the technology front, it is proposed to launch self service kiosks in cities where customers will be able to conduct various banking activities without the presence of a bank employee.


पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
16
14
12
10
8
6
4
2
0
13.54
12.97
14.25
12.00
13.39
4.40
4.44
4.87
3.54
3.94
9.14
8.53
9.38
8.46
9.45
2007-08 बेसल-I Basel-I
2008-09 बेसल-I Basel-I
2008-09 बेसल-II Basel-II
2009-10 बेसल-I Basel-I
2009-10 बेसल-II Basel-II
श्रेणी Tier-I
श्रेणी Tier-II

कारपोरेट और संस्थागत गठजोड़

वित्त वर्ष 2010 के दौरान, बैंक द्वारा एक विशेष पैकेज **रक्षा वेतन सुविधा** नाम से तीनों सशस्त्र सेनाओं, अर्थात थल सेना, नौसेना और वायु सेना के उन कर्मियों के लिए तैयार किया गया जिनके वेतन खाते हमारे बैंक में हैं। इसमें सेवा शुल्कों और ऋणों की ब्याज दरों में भी रियायतों जैसी अनेक सुविधाएं प्रदान की जाती हैं। इसके साथ साथ बैंक थल सेना के रक्षा लेखा महानियंत्रक के साथ संयुक्त रूप से एक महत्वाकांक्षी परियोजना के साथ भी जुड़ा है जिसके अंतर्गत 11,50,000 अधिकारी से निचली श्रेणी के सेनाकर्मियों को मासिक भुगतान व्यवस्था से जोड़ा जा रहा है। अधिकारी से निचली श्रेणी के सेनाकर्मियों को वेतन की पुरानी व्यवस्था "भुगतान पंजी" के माध्यम से वेतन मिला करता था जिसके अंतर्गत उन्हें तीन महीने में एक बार केवल नाममात्र की नकदी का अग्रिम भुगतान किया जाता था और इसके लिए उन्हें बैंक में खाता खोलना होता था। थल सेना को एक ऐसे बैंक की आवश्यकता थी जो बड़ी संख्या में लेनदेन संभाल सके और जिसका विशाल शाखा नेटवर्क हो। भारतीय स्टेट बैंक ने प्रायोगिक आधार पर यह सुविधा लागू की और अनेक प्रयोगों तथा परीक्षणों के बाद इसे सफलतापूर्वक कार्यान्वित किया जिसमें एक प्रयोग सेना की सीमा पर स्थित चौकी पर भी किया गया। बैंक द्वारा 6 महीने की अवधि में 9,90,000 वेतन खाते खोले गए और रु. 1,250 करोड़ की चालू खाता और बचत खाता राशियां जुटाई गई।

भारतीय स्टेट बैंक द्वारा कारपोरेट सैलरि पैकेज नाम से इसी प्रकार की एक सुविधा की कारपोरेटों के कर्मचारियों को पेशकेश की गई जिसका कुल ग्राहक आधार 23,70,000 का है और वित्त वर्ष 2010 के दौरान 6,40,000 खातों की वृद्धि दर्ज की गई। इन खातों में चालू खाता और बचत खाता राशियाँ रु. 4,300 करोड़ से बढ़कर रु. 7,400 करोड़ पर पहुंच गई।

गृह ऋण

भारतीय स्टेट बैंक गृह ऋणों में भारत का नंबर 1 गृह ऋण ब्रांड है। इसने **सीएनबीसी-आवाज कंज्यूमर अवार्डों के अंतर्गत भारत में "सबसे पसंदीदा गृह ऋण"** के अपने स्थान को वर्ष 2006 से लगातार चार वर्षों से बरकरार रखा है। भारतीय स्टेट बैंक को गृह ऋणों को एनडीटीवी - आउटलुक मनी अवार्ड में गणमान्य ज्यूरी सदस्यों द्वारा वर्ष 2008 के बाद से लगातार **"सर्वश्रेष्ठ गृह ऋण"** चुना गया है। गृह ऋणों का बैंक के रिटेल व्यवसाय में प्रमुख योगदान रहता है। इस वर्ष के दौरान शुरू किए गए "एसबीआई ईजी होम लोन" और "एसबीआई एडवांटेज होम लोन" नामक दो नए उत्पादों ने तो इस क्षेत्र की पूरी तस्वीर ही बदल के रख दी। एसबीआई गृह ऋणों में वर्ष 2009-10 के दौरान रु.17,129 करोड़ (31.68 प्रतिशत) की वृद्धि दर्ज की गई और भारत में सभी अनुसूचित वाणिज्यिक बैंकों और आवास वित्त कंपनियों में व्यक्तिगत गृह ऋणों के आकार और नए गृह ऋणों के संवितरण दोनों में अव्वल गृह ऋण प्रदाता हो गया है।



बैंक द्वारा वित्तपोषित मैट ट्रेड इंडिया लिमिटेड जो देश के बैटरी उद्योग के लिए सीसे और सीसा मिश्रित पदार्थों का उत्पादन करती है.

Met Trade India Limited manufacturer of lead & lead alloys to domestic battery industries financed by the Bank.

शिक्षा ऋण

भारत और विदेश में उच्चतर शिक्षा के लिए जाने वाले छात्रों की संख्या में वृद्धि होने से शिक्षा ऋणों में वर्ष-दर-वर्ष (मार्च 2010 को) 34.62 प्रतिशत की वृद्धि हुई। भारतीय स्टेट बैंक द्वारा मार्च 2010 की स्थिति के अनुसार 4,33,789 शिक्षा ऋण दिए गए जिनकी कुल राशि रु. 8,907 करोड़ थी। वर्तमान में भारतीय स्टेट बैंक शिक्षा ऋणों के मामले में सबसे आगे है और सरकारी क्षेत्र के बैंकों के शिक्षा ऋणों में इसका हिस्सा 25 प्रतिशत के आसपास है।

भारतीय स्टेट बैंक भारत के भविष्य-निर्माण में अपना योगदान देने में विश्वास रखता है और युवाओं में आने वाले भारत की तस्वीर देखता है।

वैयक्तिक ऋण

जुलाई 2009 में भारतीय स्टेट बैंक ने 'भारतीय स्टेट बैंक समृद्ध पेंशनर' नामक एक योजना शुरू की है जिसके अंतर्गत सरकारी पेंशनर रु. 3 लाख तक वैयक्तिक ऋण ले सकते हैं ताकि उन्हें अपनी विभिन्न जरूरतों की पूर्ति, जैसे स्वास्थ्य, रिश्तेदार के विवाह और मकान/वाहन आदि के रखरखाव के लिए अन्यत्र न जाना पड़े।

वाहन ऋण

भारतीय स्टेट बैंक के वाहन ऋण अपना अग्रणी स्थान बरकरार रखे हुए हैं और 31 मार्च 2010 को वाहन ऋण बाजार में इसकी हिस्सेदारी 15 प्रतिशत से बढ़कर 16.75 प्रतिशत हो गई। बैंक लगातार दो वर्षों से अखिल भारतीय स्तर पर मारूति कारों के वित्तपोषण में अव्वल बना हुआ है। भारतीय स्टेट बैंक ने शेवरलेट, हुंडई, टाटा मोटर्स और होंडा सिएल कार जैसे बड़े ब्रांडों में क्रमश: 25.7 प्रतिशत, 20.7 प्रतिशत, 17.1 प्रतिशत और 13.8 प्रतिशत हिस्से के साथ बाजार में वाहन ऋणों में अपना हिस्सा बढ़ाया है।

Corporate & Institutional Tie-ups

During FY 2010, the Bank designed a special package, the **Defence Salary Package**, for personnel of the three Armed Forces i.e. the Army, Navy and Air Force who maintain their Salary accounts with us. The Package offers benefits like concessions in service charges and interest rates. The Army, at the same time, were embarking on an ambitious project, jointly with the Controller General of Defence Accounts, to migrate their 11,50,000 Personnel Below Officer Rank (PBOR) to a Monthly Payment System. The PBOR were, as per an old system called the "Acquittance Roll", receiving only nominal cash advances against a quarterly payment system and were required to open Bank accounts to enable the migration. The Army needed a bank with the capability of handling large numbers and having a wide reach. SBI was able to undertake this successfully after pilots were run and tested, including a pilot in a Forward Area. The Bank went on to open 9,90,000 salary accounts in a span of 6 months and could garner CASA of Rs.1,250 crores.

SBI's Corporate Salary Package, a similar package offered to employees of Corporates, has a total customer base of 23,70,000 and registered a growth of 6,40,000 accounts during FY 2010. CASA in these accounts went up from Rs.4,300 crores to Rs.7,400 crores.

Home Loans

SBI Home Loans is India's No.1 Home Loan brand. It has maintained its position as **India's "Most Preferred Home Loan" brand in CNBC-Awaaz Consumer Awards** continuously for four years since 2006. SBI Home Loans has been rated as **"The Best Home Loan"** in India by the panel of eminent jury in NDTV-Outlook Money awards continuously since 2008. Home Loans play a pivotal role in the Bank's retail business strategy. Two innovative products, namely "SBI Easy Home Loan" and "SBI Advantage Home Loan" introduced during this year proved to be the Game Changers. SBI Home Loans registered a growth of Rs.17,129 crores (31.68%) during 2009-10, and has become the No.1 Home Loan player – both in terms of the size of the Individual Home Loan booked and fresh Home Loan disbursements – amongst All Scheduled Commercial Banks and Housing Finance Companies in India.

Education Loans

With an increase in the number of students opting for higher studies in India and abroad, Education Loans have grown at 34.62% YoY (as on March 2010). SBI has extended 4,33,789 Educational Loans with a total exposure of Rs.8,907 crores (as on March 2010). Currently, SBI is the market leader in Education Loans with a market share close to 25%.

SBI believes in contributing towards the future of India and the youth that will be the face of India in the coming years.

Personal Loans

In July 2009, SBI introduced 'SBI Loan to Affluent Pensioners' enabling the government pensioners to avail personal loans upto Rs.3 lacs, so that they need not go elsewhere to meet their different requirements viz., health, marriage of relative, maintenance of house/vehicle etc.

Auto Loans

SBI Auto Loans maintain its market leadership by increasing the market share from 15% to 16.75% as on 31st March 2010. The Bank continues to be number one in financing Maruti cars pan India for two consecutive years in a row. SBI has increased its presence in the market with higher penetration in the major brands like Chevrolet, Hyundai, Tata Motors and Honda Siel cars at 25.7%, 20.7%, 17.1% and 13.8% respectively.



भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(रु. करोड़ Rs. Crores)
14000
12000
10000
8000
6000
4000
2000
0
6729
8961
9121
10955
9166
11734
2007-08
2008-09
2009-10
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

बैंक द्वारा एसबीआई एडवांटेज कार ऋण योजना शुरू की गई है जिसके अंतर्गत कारोबारी, मालिकाना हक और साझेदारी वाली फर्मों को रु. 5 लाख और उससे अधिक के ऋण शीघ्रता से मिल सकेंगे। कार डीलरों के लिए पूर्व अनुमोदित कार ऋण, रिटेल इनवेंटरी फाइनेंसिंग कुछ ऐसी मुख्य ऋण योजनाएँ हैं जो शुरू की जाने वाली हैं। कार ऋण दस्तावेजों की सही समय और स्थान पर प्रक्रिया पूरी करने में ग्राहकों की सुविधा के लिए सभी महानगरीय/शहरी केंद्रों पर विशेष दस्तावेज-निष्पादन डेस्क स्थापित किए गए हैं। बैंक ने बाजार में अपनी अधिकाधिक पैठ बनाने के लिए सभी बड़े कार निर्माताओं के साथ सहमति ज्ञापन पर हस्ताक्षर किए हैं। बैंक में कार लोन ऑरिजीनेशन सॉफ्टवेयर लगाया गया है जिससे और अधिक ग्राहक उससे जुड़ सकें।

एनपीए की झंझटरहित वसूली के लिए नए प्रयास

आस्ति गुणवत्ता बनाए रखने के लिए निवारक एनपीए प्रबंधन अत्यंत आवश्यक है। बैंक निवारक एनपीए प्रबंधन की अपनी रणनीति के तहत वैयक्तिक खंड के अग्रिमों पर अनुवर्ती कार्रवाई करने के लिए एसबीआई कार्ड की विशेषज्ञता का उपयोग करके एक काल सेंटर स्थापित करने की संभावनाएँ तलाश रहा है। इस अवधारणा में ऋणियों से टेलीफोन पर संपर्क करना, चुकौती में चूक के पूर्व स्मरण पत्र एवं खाता विवरण और ब्याज प्रमाणपत्र भेजना और ऋण अधिग्रहण पश्चात की स्थिति के जोखिम आकलन मापदंड विकसित करना शामिल है।

रिटेल स्कोरिंग मॉडल

पीबीबीयू उत्पादों के लिए रिटेल स्कोरिंग मॉडल विकसित करने का कार्य पूरा कर लिया गया है और स्कोरिंग मॉडल लोन ऑरिजीनेशन सॉफ्टवेयर के माध्यम से शीघ्र ही शुरू कर दिया जाएगा। स्कोरिंग मॉडल लागू करने से एक ऋणी के लिए ऋण प्रस्ताव मूल्यांकन/संस्वीकृति की प्रक्रिया, ब्याज दर निर्धारण, समय समय पर उत्पाद संशोधन आदि को सरल बनाए जाने से व्यवसाय वृद्धि में तो सुविधा होगी ही, साथ ही बेसल-II की संशोधित संरचना के अंतर्गत नियामक पूंजी अपेक्षाओं के निर्धारण के लिए आईआरबी पद्धति को अपनाना भी बैंक के लिए आसान हो जाएगा।

कस्टमर रिलेशन मॉड्यूल

कार्य क्षेत्र, समय सीमा और कार्य भागीदार सहित मूल दस्तावेज को अंतिम रूप दे दिया गया है और इसे यथाविधि अनुमोदित कर दिया गया है। दायित्व क्षेत्र, बिक्री, वितरण अवधियों पर आधारित एक पर्ट चार्ट तैयार किया गया है जिस पर सेवाप्रदाता, आईबीएम के साथ चर्चा हो गई है। इसकी शुरुआत करने के लिए अहमदाबाद मंडल का चयन किया गया है और इस पहल को आगे बढ़ाने के लिए पीबीबीयू में एक समन्वय दल गठित किया गया है।

घ.2 एसएमई व्यवसाय इकाई (एसएमईबीयू)

वित्त वर्ष 2009-10 के दौरान बैंक लगातार लघु और मध्यम उद्यमों का पसंदीदा बैंक बना हुआ है। राष्ट्रीय बैंकिंग समूह के अंतर्गत एसएमई व्यवसाय इकाई देश भर में एसएमई बैंकिंग सेवाएँ संचालित कर रही है और एसएमई वित्तपोषण में बैंक को आगे बनाए रखने के लिए तरह तरह की रणनीतियां लागू कर रही है।

वित्त वर्ष 2009-10 के दौरान एसएमई व्यवसाय इकाई के अग्रिम 31.03.2010 को 15.56 प्रतिशत बढ़कर रु. 1,10,812 करोड़ पर पहुंच गए जबकि 31.03.2009 को ये रु. 95,893 करोड़ के स्तर पर थे। बैंक द्वारा एसएमई में उच्च लागत वाली थोक राशियों से दूरी बनाए रखने की विवेकसम्मत नीति के कारण जमाराशियों में रु. 51,917 करोड़ की राशि की कमी लाई गई जिसके कारण कुल जमाराशियों की लागत 31.03.2009 के स्तर 6.2 प्रतिशत से घटकर 31.03.2010 को 5.4 प्रतिशत पर आ गई। मूल्यवर्धित चालू खातों, जैसे पॉवरपैक, पॉवरगेन और सुरभि जमा (स्वीप और रिवर्स स्वीप ऑप्शन) खातों के माध्यम से उच्च आय वाले कासा जमाराशि खातों पर जोर देने की नीति जारी रखी गई जिससे कासा जमाराशियों में 20 प्रतिशत की वृद्धि हुई। कासा जमाराशियाँ 31.03.2010 को रु. 1,03,144 करोड़ के स्तर पर पहुँच गई जो 31.03.2009 को रु. 86,104 करोड़ थी।

वर्ष के दौरान उपलब्धियां/नए प्रयास

- बैंक रिलेशनशिप बैंकिंग के माध्यम से एसएमई ग्राहकों को एक ही संपर्क बिंदु पर सभी सेवाएं प्रदान कर रहा है। एसएमई व्यवसाय की संभावनाओं वाले क्षेत्रों में रिलेशनशिप मैनेजर (एमई) और कस्टमर रिलेशनशिप एक्जीक्यूटिव्स (एमई) पदस्थ किए गए हैं जिससे एमएसएमई की आवश्यकताओं की व्यक्तिगत रूप से और पेशेवराना ढंग से पूर्ति की जा सके।
- सप्लाई चेन फाइनेंस यूनिट में केंद्रीय प्रक्रिया कक्ष (सीपीसी) स्थापित किए गए हैं जिससे उद्योग की बड़ी कंपनियों के विक्रेताओं को एक केंद्रीय स्थल पर संस्वीकृतियाँ प्रदान की जा सकें। डीलर फाइनेंस स्कीम के लिए इलेक्ट्रानिक प्लेटफार्म (ई-डीएफस) और वेंडर फाइनेंस स्कीम (ई-वीएफएस) लागू की गई है जिससे विभिन्न उद्योगों की प्रमुख कंपनियों के विक्रेताओं/डीलरों को वित्त उपलब्ध कराया जा सके।
- व्यापार और सेवा क्षेत्र को वित्तीय सहायता प्रदान करने में अपना अग्रणी स्थान बनाए रखने के लिए एक विशेष अभियान 'डीलर अकाउंट्स ड्राइव' नाम से शुरू किया गया। इसके अंतर्गत 3,767 व्यापारियों को कुल रु.1,654 करोड़ की राशि का वित्त उपलब्ध कराया गया। व्यापार और सेवा क्षेत्र को झंझटरहित

The Bank has introduced SBI Advantage Car Loan Scheme which facilitates Businessmen, Proprietary and partnership firms to avail of car loan of Rs.5 lacs and above quickly. Pre-approved car loan, Retail Inventory financing for car dealers are a few notable schemes which are on the anvil. Special Execution Desks have been created in all Metros / Urban centers for the convenience of the customers to execute their car loan documents at mutually convenient timings and places. The Bank has MoU with all major car manufacturers to achieve highest penetration in the market. Car Loan Origination Software has been introduced in the Bank to facilitate more customer acquisition.

Initiatives for Soft Recovery of NPA

Preventive NPA management is the key to maintaining asset quality. The Bank is exploring the possibility of establishing a Call Centre using the expertise of SBI Card for follow up activities of Personal Segment Advances, as a part of Preventive NPA Management Strategy. The concept includes telecalling, sending reminders at pre-delinquent stage and also sending statements and interest certificates to borrowers and building post-acquisition risk scoring models.

Retail Scoring Models

Development of Retail Scoring Models for PBBU Products has been completed and the scoring models will be launched through the Loan Origination Software shortly. The implementation of the scoring system will not only facilitate business growth by simplifying appraisal/sanction process, pricing of a borrower, modification of products from time to time etc., but also facilitate Bank's migration to IRB approach under the Basel II Revised framework for determining regulatory capital requirements.

Customer Relation Module

The basic document along with the deliverables, the time frame and the working partner have been finalized and duly approved. A PERT chart based on responsibilities, sales, delivery schedules has been prepared and exchanged with IBM, service provider. The first Circle chosen for the roll-out is Ahmedabad Circle and a coordinating team has been placed at the PBBU to carry the initiative forward.

D2. SME Business Unit (SMEBU)

The Bank has continued to be the preferred Bank by Small and Medium Entrepreneurs during the FY 2009-10. The SME Business Unit under National Banking Group is driving SME Banking services across the country and implementing multiple strategies to maintain the flagship position in SME finance.

During the FY 2009-10, advances of SME business unit increased to Rs.1,10,812 crores as on 31.03.2010 from Rs.95,893 crores as on 31.03.2009 registering a growth of 15.56%. Due to the Bank's prudent policy to shed high cost bulk deposits in SME, an amount of Rs.51,917 crores has been reduced resulting in reduction of total deposit cost from 6.2% as on 31.03.2009 to 5.4% as on 31.03.2010. Focus remained on high-end CASA deposit accounts through value added current accounts viz. Powerpack, Powergain and Surabhi Deposit (with sweep & reverse sweep option) accounts, resulting in the growth in CASA Deposit by 20% to Rs.1,03,144 crores as on 31.03.2010 from Rs.86,104 crores as on 31.3.2009.

Achievements / Initiatives during the year

- The Bank is providing single window approach to SME customers through Relationship Banking. Relationship Managers (ME) and Customer Relationship Executives (ME) have been placed in potential SME pockets to cater to the needs of MSMEs in a personalized and professional manner.
- Supply Chain Finance Unit is equipped with Central Processing Cell (CPC) for centralised sanctions to vendors of Industry Majors. Electronic platform for Dealer Finance Scheme (e-DFS) and Vendor Finance Scheme (e-VFS) have been operationalised to finance vendors/dealers of various Industry Majors.
- To retain our flagship position in providing financial assistance to Trade & Services (T&S) Sector, a special campaign, Dealers Accounts Drive (DAD) was launched. Under this 3,767 traders were financed a total sum of Rs.1,654 crores. The special scheme for hassle

ऋण प्रदान करने के लिए ट्रेडर्स ईजी लोन स्कीम नामक एक विशेष योजना में संशोधन किया गया। अर्थव्यवस्था में सुधार लाने के लिए निर्माण क्षेत्र और परिवहन क्षेत्र महत्वपूर्ण हैं, इन क्षेत्रों को 'कंस्ट्रक्शन-इक्विपमेंट लोन स्कीम' और 'ट्रांस्पोर्ट प्लस स्कीम' नामक विशेष रूप से तैयार की गई योजनाओं के अंतर्गत सहायता उपलब्ध कराई जा रही है। छोटे ट्रांस्पोर्टरों, डॉक्टरों आदि को वित्त उपलब्ध कराने के लिए उद्योग विशेष की विभिन्न प्रमुख कंपनियों के साथ गठजोड़ किए गए हैं / गठजोड़ों का नवीनीकरण किया गया। व्यापारियों को मजबूरन बिक्री न करनी पड़े इसके लिए वेयरहाउस रसीदों पर 10 प्रतिशत वार्षिक दर से वित्त उपलब्ध कराया गया।

- कम ब्याज दर पर और अतिरिक्त प्रतिभूति के बिना बैंक से ऋण प्राप्त करने की सुविधा मुहैया कराने के लिए बैंक द्वारा सीजीटीएमएसई गारंटी योजना के दायरे में लाते हुए एमएसई सेक्टर को आसानी से ऋण प्रदान करने की दृष्टि से सूक्ष्म और लघु उद्यमों के लिए निम्नलिखित दो नई ऋण योजनाएँ शुरू की गईं:
- **''एसएमई माइक्रो''** : इसके अंतर्गत सूक्ष्म उद्यमों को रु. 5 लाख तक ऋण 8 प्रतिशत वार्षिक की रियायती ब्याज दर पर दिए जाते हैं।
- **सूक्ष्म और लघु उद्यमों के लिए संपार्श्विक प्रतिभूति के बिना ऋण (एसएमईसीएफएल)** : इस योजना के तहत रु.1 करोड़ तक ऋण 9 प्रतिशत वार्षिक से 10.50 प्रतिशत वार्षिक के बीच की रियायती ब्याज दर पर दिए जाते हैं। ब्याज दर ऋण की अवधि और आकार पर आधारित होती है।
- तकनीकी और व्यावसायिक योग्यताओं वाले पात्र आवेदकों को बिना झंझट के ऋण उपलब्ध कराने के लिए बैंक द्वारा **''एसबीआई स्माल एंड माइक्रो इंटरेस्ट फ्री लोन ऐज़ ईक्विटी'' (एसबीआई स्माइल)** उत्पाद शुरू किया गया जिसके अंतर्गत नई यूनिट लगाने के लिए एक उद्यमी को रु.10 लाख तक की ईक्विटी के रूप में बिना ब्याज सहायता उपलब्ध कराई जाती है।
- अर्थव्यवस्था के धीमी होने से प्रभावित लघु एवं मध्यम उद्यमों को पूरक वित्तीय सहायता उपलब्ध कराने के अतिरिक्त ऋण के चुकौती कार्यक्रमों का इकाइयों की नकदी अर्जन क्षमता के अनुरूप पुनर्निर्धारण किया गया। बैंक द्वारा आर्थिक धीमेपन के दौरान प्रभावित अनेक इकाइयों को समय रहते कार्रवाई करके बंद होने से बचाया गया।
- तनावग्रस्त आस्तियों वाले ऋणियों को और राहत देने के लिए बैंक द्वारा एसएमई सेक्टर के लिए ओटीएस स्कीम शुरू की गई जिसके अंतर्गत 31.03.2009 को संदिग्ध और हानिप्रद श्रेणियों वाले रु. 25 लाख तक की बकाया राशि वाले ऋणियों को राहत दी गई। इस स्कीम के तहत रु. 237 करोड़ की राशि के 22,040 मामलों में समझौते अनुमोदित किए गए और 31.03.2010 तक रु. 129.07 करोड़ की राशि वसूल की गई।
- पुराने एनपीए वाले ऋणियों से समझौते के जरिये वसूली करने के लिए एसएमई सेक्टर के रु.1 करोड़ तक की राशि के बकाया ऋणों के लिए मार्च 2010 में एक अन्य ओटीएस स्कीम शुरू की गई। 31.03.2009 को संदिग्ध या हानिप्रद आस्तियाँ इस योजना के अंतर्गत समझौते के लिए पात्र हैं।
- एसएमई क्रेडिट क्षेत्र में कार्यरत और एसएमई अग्रिमों की देखरेख करने वाले अपने अधिकारियों को **''एसएमई ज्ञानशाला''** कार्यक्रम के अंतर्गत एक विशेष प्रकार का प्रशिक्षण दिया जा रहा है जिससे उन्हें ऋण कार्य में निपुण बनाया जा सके। लगभग 8,000 अधिकारियों को इस कार्यक्रम के अंतर्गत प्रशिक्षित किया जा चुका है।
- एसएमई ग्राहकों के लिए भी पेमेंट गेटवे के माध्यम से आनलाइन भुगतान की व्यवस्था की गई। इसके लिए बी2बी पेमेंट सॉल्यूशन विकसित करके डीलरों को भुगतान करने हेतु साइट को एटीएम चैनल से जोड़ा गया है।
- पॉवर ज्योति नामक फीस कलेक्शन मॉड्यूल को लोकप्रिय बनाया गया जिससे भर्ती अभियान, सहकारी बैंकों, कारपोरेट उगाही और संस्थागत फीस उगाही जैसे अन्य कार्यों को इसके अंतर्गत शामिल किया गया।
- एसएमई पॉवर चालू खाता लेनदेन के लिए आधुनिकतम प्रौद्योगिकी आधारित सेवा है जिसमें एसएमई क्षेत्र के ग्राहकों की आवश्यकताओं की पूर्ति को ध्यान में रखकर अनेक अन्य सुविधाएं उपलब्ध कराई जाती हैं।
- बैंक के प्रथम पूर्णतया इंटरनेट आधारित उत्पाद ***आई क्लेकट*** के अंतर्गत इंटरनेट बैंकिंग प्लेटफॉर्म के माध्यम से फर्मों/कंपनियों/संस्थाओं को विस्तारपूर्वक एमआईएस के साथ धन-प्रेषण और धन-उगाही की सुविधा उपलब्ध कराई गई है।
- **प्रोजेक्ट अपटेक** : एसएमई बहुल क्षेत्रों में निम्नलिखित दृष्टि से प्रतिस्पर्धियों की तुलना में लघु एवं मध्यम उद्यमों को अधिकाधिक समर्थ बनाने उद्देश्य से उनका प्रौद्योगिकी स्तर बढ़ाने के लिए बैंक द्वारा एसएमई को परामर्श देने के लिए इस योजना को एक नया रूप दिया गया:

  उत्पादकता में वृद्धि करने

  गुणवत्ता बढ़ाने, और

  लागत कम करने के उपाय सुझाने

इसके अंतर्गत प्रशिक्षण कार्यक्रमों/संगोष्ठियों/कार्यशालाओं के माध्यम से इकाई और उद्योग दोनों स्तरों पर विस्तृत अध्ययन

free loans to T&S sector, Traders Easy Loan Scheme (TEL) was revamped. As Construction sector and Transport sector will be important for improving the economy, these sectors are being assisted under specifically formulated schemes, viz. Construction-Equipment Loan Scheme (SCEL) and Transport plus Scheme. For financing small transporters, doctors etc, alliances with various IMs were initiated / modified. To avoid distress sales by traders, finance against warehouse receipts was provided at 10% p.a.

- To provide an access to bank credit at low rate of interest and without collateral, the Bank has launched undernoted two new loan schemes under CGTMSE Guarantee scheme coverage for Micro and Small enterprises to improve the credit flow to MSE sector.
- **"SME MICRO"**: Loan to Micro Enterprises upto Rs.5 lacs at a concessional interest rate of 8% p.a.
- **Collateral free loans to Micro & Small Enterprises (SMECFL):** Loan upto Rs.1 crore at concessional rate of interest ranging from 9% p.a. to 10.50% p.a. depending on the tenure and size of the loan.
- To provide hassle free finance to deserving applicants with technical and professional qualifications, the Bank has launched **"SBI Small and Micro Interest-free Loan as Equity" (SBI SMILE)**, for interest-free loan in the form of Equity assistance up to Rs.10 lacs per enterprise to set up a new unit.
- In addition to providing supplementary financial assistance to Small & Medium Enterprises affected during down turn in economy, loan repayment schedules were also restructured to coincide with cash accruals of the units. Proactive action taken by the Bank saved the number of affected units from closure during economic slow down.
- To give further relief to the borrowers of stressed assets, the Bank launched OTS scheme for SME sector with outstanding up to Rs.25 lacs in Doubtful and Loss categories as on 31.03.2009. Under the scheme, compromises were approved in 22,040 cases to the tune of Rs.237 crores and a sum of Rs 129.07 crores was recovered till 31.03.2010.
- In order to effect recovery from chronic NPA borrowers through compromise, another scheme of OTS for SME sector has been launched in March 2010 for loan outstanding up to Rs.1 crore. Doubtful or loss assets as on 31.03.2009 are eligible for compromise under the scheme.
- The Bank is imparting special training called **"SME-GYANSHALA"** to its officials working in the area of SME credit and handling SME advances to sharpen the credit skills. Approximately 8,000 officers are being covered under the programme.
- Online payment promoted for SME customers through payment gateway and site to site integration along with ATM channel for dealer payment through B2B payment solution.
- Power Jyoti, a fee collection module popularized to include other categories like recruitment drive, co-operative banks, corporate collection and other institutional fee collection.
- SME POWER, latest string of current accounts with more features to cater to our SME segment.
- Our first Internet platform product i-Collect would facilitate remittance and collection with extensive MIS for Firm/Companies/Institution through internet banking platform.
- **Project Uptech** : An innovative extension of the Bank's Consultancy Support to SMEs for catalyzing Technology Up-gradation in SME clusters with the objective of making the clusters more competitive through:

  Productivity increase

  Quality improvements and

  Cost reduction measures

The methodology involves both detailed unit level studies as well as Industry level

किए जाते हैं जिससे बेहतर प्रक्रियाओं, उपयुक्त प्रौद्योगिकी के लिए जानकारी दी जाती है, साझे सुविधा केंद्र (डिजाइन, परीक्षण आदि) का महत्व बताया जाता है। प्रोजेक्ट अपटेक के तहत अब तक एसएमई बहुल 27 क्षेत्रों में अनेक प्रकार की गतिविधियाँ चलाई गई हैं। इनमें एग्रो पम्प, इंजन और कलपुर्जे, भट्टियां, चावल मिलें, कांच उद्योग, वाहन कलपुर्जे, सागो (साबूदाना), हौजरी, कपड़े, सिलेसिलाए वस्त्र, तापरोधक उपकरण बनानेवाली इकाइयाँ आदि शामिल हैं। इस कार्यक्रम के अंतर्गत अब तक 1,550 इकाइयाँ लाभान्वित हो चुकी हैं। प्रौद्योगिकी का स्तर बढ़ाने के लिए इन इकाइयों को कुल मिलाकर लगभग रु.545 करोड़ की वित्तीय सहायता प्रदान की जा चुकी हैं। वर्ष के दौरान ऐसी दो परियोजनाएं शुरू की गईं। इनमें एक झारखंड में तापरोधक उपकरण निर्माण इकाई बहुल क्षेत्र और दूसरी तिरुचिरापल्ली में गढ़ाई (फैब्रिकेशन) और भाप उपकरण (बॉयलर) कलपुर्जों के लिए थी।

- अर्थव्यवस्था के धीमी होने के दौरान एमएसएमई इकाइयों को धीमेपन के असर से उबारने के लिए "एसएमई केयर" और "एसएमई हेल्प" नामक विशेष योजनाओं के माध्यम से अनेक राहतें एवं रियायतें दी गईं। इन योजनाओं के माध्यम से बड़ी संख्या में एमएसएमई इकाइयों को 31.03.2010 तक वित्तीय सहायता उपलब्ध कराई गई जिससे उन्हें धीमेपन के प्रभाव से उबारा जा सके।

- वर्ष 2008-09 के लिए सूक्ष्म एवं लघु उद्यमों को ऋण देने में उत्कृष्ट निष्पादन के लिए बैंक ने **प्रथम स्थान** हासिल कर लिया। भारत सरकार, सूक्ष्म, लघु एवं मध्यम उद्यम मंत्रालय द्वारा भारतीय स्टेट बैंक को वित्त वर्ष 2008-09 के लिए निम्नलिखित राष्ट्रीय पुरस्कार दिए गए:

  i. "सूक्ष्म उद्यमों को ऋणान्वयन में उत्कृष्टता के लिए राष्ट्रीय पुरस्कार"।

  ii. "सूक्ष्म एवं मध्यम उद्यमों को ऋणान्वयन में उत्कृष्टता के लिए राष्ट्रीय पुरस्कार"।

घ.3 सरकारी व्यवसाय इकाई (जीबीयू)

- छठे केंद्रीय वेतन आयोग की सिफारिशों पर 29,82,917 पेंशनरों को हमारी 10,213 शाखाओं के माध्यम से पेंशन और उसकी बकाया राशियां समय पर और सही जमा करने का कार्य हमारे 14 केंद्रीकृत पेंशन केंद्रों (सीपीपीसी) के माध्यम से 31.03.2010 तक पूरा कर लिया गया।

- बैंक द्वारा 310 कारपोरेटों को रेल भाड़े का ई-भुगतान करने की सुविधा प्रदान की गई और अधिकाधिक कारपोरेट इस नई सुविधाप्रद भुगतान व्यवस्था को अपनाने के इच्छुक हैं। वर्तमान में 44 प्रतिशत रेल भाड़े की इस ई-माध्यम से उगाही की जा रही है।

- भारतीय स्टेट बैंक आय कर रिफंडों के लिए एकमात्र रिफंड बैंक नियुक्त किया गया है। बैंक प्रारंभ में 6 केंद्रों, अर्थात, दिल्ली, मुंबई, कोलकाता, चेन्नई, बेंगलूर और पटना पर आय कर रिफंड सेवाएँ प्रदान कर रहा है। इसे 01.10.2009 से सभी गैर-कारपोरेट कर-निर्धारितियों को बेंगलूर, मुंबई, चेन्नई, कानपुर, इलाहाबाद, अहमदाबाद, हैदराबाद, भुवनेश्वर, तिरुवनंतपुरम, पुणे, कोच्चि और चंडीगढ़ सीपीसी पर उपलब्ध करा दिया गया है।

- राज्य सरकार के करों की उगाही के लिए साइबर ट्रेजरी सेवा पूर्ण रूप से कार्यान्वित कर दी गई है। यह सेवा 19 राज्यों, अर्थात मध्य प्रदेश, राजस्थान, उत्तर प्रदेश, छत्तीसगढ़, हरियाणा, गुजरात, बिहार, गोवा, असम, पंजाब, आंध्र प्रदेश, महाराष्ट्र, तमिलनाडु, कर्नाटक, केरल, पश्चिम बंगाल, उत्तराखंड, दिल्ली और उड़ीसा में शुरू की गई है। अन्य राज्यों में ई-रूट से राज्य सरकार के करों की उगाही के लिए साइबर ट्रेजरी सेवा लागू करने का कार्य विभिन्न चरणों में चल रहा है।

- मानव संसाधन विकास मंत्रालय के राष्ट्रीय साक्षरता मिशन जैसी सामाजिक क्षेत्र की प्रमुख योजनाओं के लिए निधि के साथ साथ अधिकार देने के मापदंडों का कार्यान्वियन किया जा रहा है। मानव संसाधन विकास मंत्रालय और बैंक के बीच राष्ट्रीय साक्षरता मिशन परियोजना के लिए सहमति ज्ञापन पर हस्ताक्षर किए गए हैं। राष्ट्रीय साक्षरता मिशन योजना कार्यान्वित करने के लिए चयनित 26 राज्यों में से 20 राज्यों में भारतीय स्टेट बैंक भागीदार होगा।

- दिनांक 06.02.2010 से यूपीएससी परीक्षा फीस की उगाही भारतीय स्टेट बैंक की सभी शाखाओं में नकद जमा, इंटरनेट बैंकिंग और सभी बैंकों के वीजा/मास्टर कार्ड को-ब्रांडेड कार्ड से करना शुरू कर दिया गया है और यूपीएससी द्वारा संचालित अन्य परीक्षाओं के लिए भी फीस की उगाही इसी तरह से की जाएगी। एसएससी परीक्षा-फीस की उगाही नकद जमा में और इंटरनेट से 04.02.2010 से शुरू की गई है और ये एसएससी की अन्य परीक्षाओं की फीस की उगाही इसी तरह से की जाएगी। बैंक ने अन्य राज्य लोक सेवा आयोगों और रेल भर्ती बोर्डों की परीक्षा-फीस की उगाही भी इसी तरह से करने का लक्ष्य रखा है।

- विदेश मंत्रालय द्वारा 77 पासपोर्ट सेवा केंद्र शुरू करने की पहल की गई है। विदेश मंत्रालय द्वारा इनके कार्यान्वयन का कार्य मैसर्स टीसीएस को सौंपा गया है जिसने भारतीय स्टेट बैंक को एक करार करके बैंकिंग भागीदार बनाया है। बेंगलूर और चंडीगढ़ में स्थित 7 पासपोर्ट सेवा केंद्रों में प्रायोगिक परियोजना शुरू किए जाने के लिए तैयार है।

interventions through training programmes/ seminars/workshops, to disseminate information on better processes, appropriate technology, need for common facility centre (design, testing, etc.). 27 clusters covering a variety of activities like agro pumps, engine & components, foundry, rice mills, glass industry, auto components, sago (sabudana), hosiery, textiles, garment, refractories etc., have so far been taken up under Project Uptech. More than 1,550 units have benefited under this programme. Cumulative financial support of about Rs.545 crores was also provided to these units to implement technology up-gradation initiatives. During the year two such projects were initiated for the refractory cluster in Jharkhand, and fabrication and boiler component cluster in Tiruchirapalli.

- During the downturn in economy, a slew of reliefs and concessions were offered to MSMEs through special schemes "SME CARE" and "SME HELP". The financial support made available upto 31.03.2010 through these schemes facilitated large number of MSMEs to tide over the slowdown.
- The Bank attained the **First Rank** based on its outstanding performance in lending to Micro and Small Enterprises for the year 2008-09. Govt. of India, Ministry of Micro Small and Medium Enterprises conferred the undernoted National Awards to State Bank of India for FY 2008-09:
  - i. **"First National Awards for excellence in lending to Micro Enterprises".**
  - ii. **"First National Awards for excellence in MSE Lending".**

D.3 Government Business Unit (GBU)

- The Bank's endeavour to provide timely and accurate credit of Pension as well as arrears, consequent upon revision as per the 6th Central Pay Commission recommendations have been completed through our 14 Centralised Pension Processing Centres (CPPCs) to 29,82,917 Pensioners through our 10,213 Branches upto 31.03.2010.
- The facility for e-payment of Railway Freight has been provided to 310 Corporates by the Bank, and more and more Corporates are keen to adopt this new convenient system. At present, 44% of the Railway Freight is being collected through this e-route.
- SBI is the sole Refund Banker for Income Tax Refunds, which was initially operational at 6 centers viz. Delhi, Mumbai, Kolkata, Chennai, Bangalore and Patna. W.e.f. 01.10.2009, it has been extended to all non-corporate assessees at CPC Bangalore, Mumbai, Chennai, Kanpur, Allahabad, Ahmedabad, Hyderabad, Bhubaneswar, Tiruvananthapuram, Pune, Kochi and Chandigarh.
- Cyber Treasury for collection of State Government Taxes has been in full operation in 19 States viz. MP, Rajasthan, UP, Chhattisgarh, Haryana, Gujarat, Bihar, Goa, Assam, Punjab, Andhra Pradesh, Maharashtra, Tamil Nadu, Karnataka, Kerala, West Bengal, Uttrakhand, Delhi and Orissa. In other States, implementation of Cyber Treasury for collection of State Govt. Taxes through e-route is at various stages of implementation.
- Fund-cum-Authorization Model for Social Sector Flagship Schemes like National Literacy Mission (NLM) of the Ministry of HRD is at the implementation stage. MoU has been signed between Ministry of HRD and the Bank for the NLM Project. Out of the 26 States identified for implementation of the NLM Scheme, SBI will be the partner in 20 States.
- Collection of UPSC examination fees through Cash Deposit at all SBI branches, Internet Banking and VISA/Master Card co-branded cards of all banks started w.e.f. 06.02.2010 and would continue for other examinations conducted by UPSC. Collection of SSC examination fees started through Cash Deposit and Internet Banking w.e.f. 04.02.2010 and would continue for other examinations conducted by SSC. The Bank is also targeting other State Public Service Commissions and Railway Recruitment Boards for collection of examination fees.
- The initiative taken by Ministry of External Affairs (MEA) to operationalise 77 Passport Sewa Kendras (PSKs) is at the implementation stage. MEA has outsourced the operational work to M/s TCS, which has entered into an agreement with SBI to act as the Banking Partner. The Pilot Project at 7 PSKs at Bangalore and Chandigarh is ready for rollout.

ङ. ग्रामीण व्यवसाय समूह

ग्रामीण व्यवसाय समूह सभी ग्रामीण और अर्ध-शहरी केंद्रों पर बैंक का कारोबार संभालता है। वर्तमान में यह रु. 2,54,210 करोड़ की जमाराशियों और रु.1,43,380 करोड़ के ऋणों की देखरेख कर रहा है जिसका 31.03.2010 को बैंक की कुल जमा राशियों और ऋण राशियों में क्रमश: 35 प्रतिशत और 26 प्रतिशत हिस्सा है।

(राशि करोड़ रुपये में)

विवरण	31.03.2009 को	31.03.2010 को	वृद्धि का प्रतिशत
जमाराशियाँ	2,15,729	2,54,210	17.84
अग्रिम	1,20,496	1,43,380	18.99

वर्ष के दौरान निष्पादन के उल्लेखनीय तथ्य/नए प्रयास

- जमाराशियों और अग्रिमों की वृद्धि दर सभी अनुसूचित वाणिज्यिक बैंकों की ग्रामीण और अर्ध-शहरी शाखाओं की वृद्धि दर से बेहतर रहा है। इस कारण मार्च 2009 और दिसंबर 2009 के बीच ग्रामीण और अर्ध-शहरी क्षेत्रों में बैंक का बाजार अंश जमाराशियों में 96 आधार अंक और अग्रिमों में 64 आधार अंक बढ़ा।
- समूह में कासा जमाराशियों के ऊंचे अनुपात (कुल जमाराशियों का 57.71 प्रतिशत) के कारण जमाराशियों की लागत 5.25 प्रतिशत पर नीची रही।
- व्यवसाय रणनीति के अंतर्गत बहु-स्तरीय व्यवसाय संग्रहण एजेंटों की नियुक्ति करने के साथ साथ कार्यालय स्तर पर प्रक्रिया क्षमता बढ़ाने के उपायों पर विचार किया गया।
- बाजार स्तर पर व्यवसाय संग्रहण कार्य दल में शाखाओं के अलावा विपणन एवं वसूली अधिकारी (ओएमआर) व्यवसाय सहयोगी (बीएफ) तथा व्यवसाय प्रतिनिधि (बीसी) जैसे वैकल्पिक माध्यम सम्मिलित हैं।


प्रति कर्मचारी व्यवसाय
Business per Employee
(रु.Rs. 000)
65000
60000
55000
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
45600
55600
63600
2007-08
2008-09
2009-10

- लगभग 3,900 की संख्या में विपणन एवं वसूली अधिकारी अब न केवल उच्च राशि वाले कृषि खंड के ऋणों के लिए अपितु सभी खंडों में सभी प्रकार के जमा, ऋणों और प्रति-विक्रय वाले उत्पादों का व्यवसाय भी जुटा रहे हैं।
- बैंक ने 26,800 ग्राहक सेवा केंद्र / व्यवसाय प्रतिनिधि / व्यवसाय सहयोगी बिक्री केंद्र स्थापित किए हैं। राष्ट्रीय स्तर के कुछ व्यवसाय प्रतिनिधियों/व्यवसाय सहयोगियों में भारतीय डाक, आईटीसी, नैशनल बल्क हैंडलिंग कारपोरेशन और रिलायंस डेरी भी हैं। भारतीय डाक विभाग के साथ गठजोड़ अब राष्ट्रीय स्तर पर भी लागू हो गया है और वर्तमान में सभी राज्यों में 5,200 से अधिक डाक घर इसमें शामिल हैं।
- अपनी शाखा स्तरीय पहुंच बढ़ाने के लिए बैंक ने वित्त वर्ष 2009-10 के दौरान ग्रामीण एवं अर्ध-शहरी क्षेत्रों में कुल 695 नई शाखाएं खोली हैं जिनमें लगभग 374 ग्रामीण और 321 अर्ध-शहरी हैं। इस प्रकार ग्रामीण क्षेत्रों में शाखाओं की कुल संख्या 4,745 और अर्ध-शहरी क्षेत्रों में 3,648 हो गई।
- प्रक्रिया क्षमता बढ़ाने के लिए 314 ग्रामीण केंद्रीय प्रक्रिया केंद्र स्थापित किए गए हैं। वर्ष 2009-10 के दौरान 156 ग्रामीण केंद्रीय प्रक्रिया केंद्र स्थापित किए गए हैं।

व्यष्टि वित्त एवं वित्तीय समावेशन

- बैंक स्वयं सहायता समूह-बैंक ऋणान्वयन कार्यक्रम में सबसे आगे है (बाजार अंश लगभग 31 प्रतिशत)। बैंक ने अब तक 17.13 लाख स्वयं सहायता समूहों के साथ ऋणान्वयन कार्यक्रम में सहभागिता की (वर्ष 2009-10 के दौरान 3.40 लाख स्वयं सहायता समूहों के साथ ऋणान्वयन कार्यक्रम में सहभागिता की) और यह रु.11,562 करोड़ की राशि तक के ऋण संवितरित कर चुका है। बैंक ने स्वयं सहायता समूह क्रेडिट कार्ड, स्वयं सहायता समूह सहयोग निवास और स्वयं सहायता समूह गोल्ड कार्ड जैसे अनेक अतुलनीय उत्पाद शुरू किए हैं।
- स्वयं सहायता समूहों को आगे उधार देने के लिए गैर-सरकारी संगठनों/व्यष्टि वित्त संस्थाओं को वित्त उपलब्ध कराने हेतु एक नई योजना शुरू की गई है।
- "ग्रामीण शक्ति" के नाम से एक व्यष्टि बीमा उत्पाद शुरू किया गया है। अब तक 10 लाख लोगों का जीवन बीमा किया गया।
- **भारतीय स्टेट बैंक को डन एंड ब्राडस्ट्रीट द्वारा वर्ष 2009 में ग्रामीण पहुंच के लिए सरकारी क्षेत्र के सर्वश्रेष्ठ बैंक के रूप में पुरस्कृत किया गया है।**
- **भारतीय स्टेट बैंक को एशियन बैंकर द्वारा एशिया प्रशांत, खाड़ी और मध्य एशिया क्षेत्रों में वित्तीय संस्थाओं में वर्ष 2009 के लिए सर्वश्रेष्ठ व्यष्टि वित्त पुरस्कार दिया गया है।**

E. RURAL BUSINESS GROUP

Rural Business Group, which deals with the business of the Bank at all rural and semi urban centres, now handles a deposit portfolio of Rs.2,54,210 crores and credit portfolio of Rs.1,43,380 crores, which is 35% and 26% of the Bank's total domestic deposit and credit portfolio respectively as on 31.03.2010.

(Amount in Rs. crores)

Particulars	As on 31.03.2009	As on 31.03.2010	Growth %
Deposits	2,15,729	2,54,210	17.84
Advances	1,20,496	1,43,380	18.99

Highlights/Initiatives during the year

- The rate of growth, both in deposits and advances, has been better than the growth rate of ASCB rural and semi urban branches. As a result, the Bank's market share in rural and semi urban areas improved by 96 bps in deposits and 64 bps in advances between March 2009 and December 2009.
- High proportion (57.71% of total deposits) of CASA deposits in the group contributed to its lower cost of deposits at 5.25%.
- The business strategy envisaged setting up of multi-pronged sourcing agents coupled with improved back-end processing capacity.
- Front-end sourcing force comprises, besides branches, alternate channels like Officers Marketing and Recovery (OMR), Business Facilitators (BF) and Business Correspondents (BC).
- OMRs numbering around 3,900 now source not only high value Agriculture segment loans but also all types of deposits, loans and cross-selling products across all the segments.
- The Bank has appointed about 26,800 Customer Service Point (CSP)/outlets of Business Correspondents / Business Facilitators (BC/BFs). Some of the national level BC/BFs are India Post, ITC, National Bulk Handling Corporation and Reliance Dairy. The alliance with India Post has been scaled up nationwide and now covers more than 5,200 Post Offices across all States.
- To increase its outreach, the Bank has opened about 374 rural and 321 semi-urban (total 695) branches during the FY 2009-10 taking the total number of branches to 4,745 in rural and 3,648 in semi-urban geography.
- To improve the processing capacity, 314 Rural Central Processing Centres (RCPCs) have been set up (156 RCPCs set up during the year 2009-10).

Micro Finance and Financial Inclusion

- The Bank is the market leader (market share around 31%) in SHG-Bank Credit Linkage programme having credit linked so far 17.13 lacs SHGs (3.40 lacs SHGs credit linked during FY 2009-10) and disbursed loans to the extent of Rs.11,562 crores (cumulative). The Bank has rolled out several unique products like SHG Credit Card, SHG Sahayog Niwas and SHG Gold Card.
- A new scheme for financing NGOs / MFIs for on-lending to SHGs introduced.
- Coverage of Micro Insurance product – Grameen Shakti has been extended. One million lives have been covered so far.
- **SBI has been rated as the Best Public Sector Bank for Rural Reach by Dun and Bradstreet Banking Award 2009.**
- **SBI has been awarded with Best Microfinance Award for the year 2009 by the Asian Banker from the financial institutions across the Asia Pacific, Gulf and Central Asia regions.**



भारतीय स्टेट बैंक द्वारा माइक्रो फाइनेंस के जरिये ग्रामीण भारत की तस्वीर बदलने का प्रयास.

SBI repainting the face by of Rural India through Micro Finance.

- बैंकिंग सेवाओं की परिधि में लाए गए बैंकिंग सुविधा रहित गांवों की संख्या मार्च 2009 में 53,000 थी जो मार्च 2010 में बढ़कर 1,03,938 तक पहुंच गई।
- बैंक की सरकारी हितलाभ भुगतानों से संबंधित इलेक्ट्रानिक हितलाभ अंतरण (ईबीटी) परियोजनाओं में प्रमुख भूमिका रही है और यह 5 राज्यों में इन परियोजनाओं में सहभागी है।

वित्तीय समावेशन के लिए बहुविध-आइटी आधारित माध्यम

- बैंकिंग सेवा से वंचित सामान्य नागरिकों को न्यूनतम लागत के साथ बैंकिंग सेवा प्रदान करने में प्लेटफार्म, समाधान, परिचालन संबंधी जानकारी और सेवा की गुणवत्ता के मामले में बैंक सामान्य से कहीं अधिक आधुनिक प्रौद्योगिकी का उपयोग कर रहा है। इनमें से कुछ प्रौद्योगिकी आधारित माध्यम निम्नानुसार हैं:

एसबीआई टाइनी कार्ड - टाइनी स्मार्ट कार्ड बायोमीट्रिक पहचान आधारित खाता है जो लेनदेन केंद्र / बिक्री केंद्र डिवाइस मशीन पर संपर्क के बिना / संपर्क के साथ प्रयोग में लाए जाने वाले कार्डों का इस्तेमाल करके संचालित किया जाता है। बिना चिप वाले कार्डों की भी शुरुआत की गई है जिससे परिचालन लागत में कमी लाई जा सके। लेनदेन केंद्र / बिक्री केंद्र पर आफलाइन और आनलाइन / ग्राहक खाते में साथ साथ लेनदेन किया जा सकता। इसके अंतर्गत वित्त वर्ष के दौरान 16 लाख से अधिक (कुल मिलाकर 39 लाख से अधिक ग्राहक) ग्राहकों का पंजीकरण किया गया है। बचत बैंक, आवर्ती जमा, बचत बैंक-सह-ओवरड्राफ्ट और धन-प्रेषण उत्पाद भी टाइनी कार्ड पर शुरू किए गए हैं। स्वयं सहायता समूह ग्राहकों के लिए टाइनी कार्ड का प्रयोग प्राधिकृत हस्ताक्षरकर्ताओं और अंगुली के निशान वैधीकरण के जरिये निवास स्थान के निकट स्थापित व्यवसाय प्रतिनिधि/ ग्राहक सेवा केंद्र जैसे बिक्री केंद्र पर किया जा सकता है। अब तक लगभग 24,000 स्वयं सहायता समूह और 1,55,000 स्वयं सहायता समूह सदस्यों को टाइनी कार्ड दिए जा चुके हैं।

कियो बैंकिंग : इसके अंतर्गत बायोमीट्रिक पहचान करने के पश्चात इंटरनेट आधारित बैंकिंग केंद्र पर लेनदेन किया जा सकता है। इसके अंतर्गत आनलाइन / तत्काल लेनदेन करने के लिए सहायता उपलब्ध रहती है। बैंक द्वारा ई-गवर्नेंस प्रोजेक्ट के अंतर्गत साझे सेवा केंद्र स्थापित किए गए हैं। एसआरईआई सहज और 3-I इन्फोटेक जैसी प्रमुख सेवा केंद्र एजेंसियों को व्यवसाय प्रतिनिधि के रूप में नियुक्त किया गया है।

- 7 राज्यों और 49 जिलों में 7 मंडलों में शुरू की गई है।
- कुल 240 ग्राहक सेवा केंद्र स्थापित किए गए हैं।
- 6,000 से अधिक ग्राहक पंजीकृत किए जा चुके हैं।
- नामित सेवा केंद्र एजेंसियों के जरिये कियो बैंकिंग शुरू करने के लिए सूचना प्रौद्योगिकी विभाग के साथ बातचीत चल रही है।
- एपी आनलाइन, चैनल मैनेजमेंट सॉफ्टवेयर और ज़ूम जैसे अन्य सेवा केंद्र एजेंसियों की नियुक्ति प्रक्रियाधीन है।
- सिफी (एसआईएफवाई) को नियुक्त करने का प्रस्ताव है जिससे बैंकिंग सेवाएं प्रदान करने के लिए कियो बैंकिंग शुरू करने हेतु उनके फ्रेंचाइजी का उपयोग किया जा सके।

सैल फोन मेसेजिंग चैनल - यह एक किफायती मॉडल है जो कम लागत वाले आम मोबाइल फोन पर काम करता है। पिन द्वारा सुरक्षित होने के कारण लेनदेन भी सुरक्षित रहता है।

- 3 राज्यों में 13 जिलों में शुरू किया जा चुका है।
- अब तक 682 ग्राहक सेवा केंद्रों से जोड़ा जा चुका है।
- लगभग 48,000 ग्राहक पंजीकृत किए जा चुके हैं।

ङ1 कृषि व्यवसाय:

तालिका : 6 कृषि-निष्पादन के उल्लेखनीय तथ्य

(राशि करोड़ रुपये में)

विवरण	31.03.2009 को	31.03.2010 को	वृद्धि का प्रतिशत
जमाराशियाँ	12,407	14,981	20.75
अग्रिम	54,678	63,723	16.54

वर्ष के दौरान उपलब्धियाँ / नए प्रयास

निम्नलिखित के बावजूद भी उपर्युक्त वृद्धि दर हासिल की गई;

1. मानसून देरी से आने से, सूखे जैसी स्थिति और बाढ़ की मार से वर्ष की पहली छमाही में ऋण की मांग पर बुरा असर पड़ा।
2. भारत सरकार से कर्ज माफी दावे (प्रतिपूर्ति) के रु.1,256 करोड़ का समायोजन।
3. कर्ज राहत योजना के तहत पात्र "अन्य किसानों" से उनके 75 प्रतिशत हिस्से के बतौर करीब रु.1,600 करोड़ प्राप्त हुए।

- बैंक ने वित्त वर्ष 2010 में प्राथमिकता प्राप्त क्षेत्र कृषि अग्रिमों के लिए 18 प्रतिशत के निर्धारित लक्ष्य की प्राप्ति कर ली और **समायोजित निवल बैंक ऋण (एएनबीसी) के अंतर्गत लक्ष्य-प्राप्ति 18.08 प्रतिशत रही** (मार्च 2009 में 18.46 प्रतिशत और मार्च 2008 में 18.37 प्रतिशत)।
- बैंक द्वारा "कृषि के लिए दिए जाने वाले ऋणों" के अंतर्गत रु.34,179 करोड़ के ऋण संवितरण किए गए (कृषि ऋणों के संवितरण के रु.33,500 करोड़ के लक्ष्य का 102 प्रतिशत) जबकि वित्त वर्ष 2009 में रु.28,000 करोड़ के वार्षिक लक्ष्य की तुलना में रु.28,442 करोड़ की प्राप्ति की गई थी और वर्ष के दौरान 7.70 लाख किसानों को ऋण देने के लक्ष्य की तुलना में 12.32 लाख नए किसानों को वित्त उपलब्ध कराया गया।

- Coverage of unbanked village increased from 53,000 in March 2009 to 1,03,938 in March 2010.
- The Bank is the major player in Electronic Benefit Transfer (EBT) project of Government benefit payments, with participation in five States.

Multiple IT enabled channels for Financial Inclusion

The Bank has gone beyond the usual domains of technology in terms of platform, solution, operational details and service contents in a very aggressive manner to serve the excluded common citizen with minimal costs. Some of these channels are :

SBI Tiny Card – Tiny Smart Card is biometrically enabled Contact-less / Contact cards operable at dedicated PoT/ PoS device machine. The Chipless Cards have also been launched to cut down the cost of operations. The operations through the PoS / PoT device support both offline & online / real time transactions in customers' account. Above 16 lacs customers enrolled during the financial year (cumulative more than 39 lacs customers). Tiny card now support Savings Bank, Recurring Deposit, SB – Cum – Overdraft and Remittance products. Tiny Card for SHG customers with authorized signatories and finger print validation operable at BC / CSP / PoS near to their place of residence has been introduced. Approximately 24,000 SHG groups and 1,55,000 SHG members with tiny cards for individuals have been covered during FY 2009-10.

Kiosk Banking – It is operated at internet enabled PC (Kiosk) with bio-metric validation. Support is available for online/real-time transactions. The Bank has rolled out a Common Service Centers set-up under e-governance project. Major Service Centre Agencies (SCAs) like SREI Sahaj and 3-i Infotech are engaged as Business Correspondent.

- Rolled out in 7 Circles across 7 States and 49 districts.
- Total of 240 Customer Service Points (CSPs).
- Over 6,000 customer enrollments.
- Coordinating with DoIT for launching of Kiosk Banking through designated SCAs.
- Other SCAs like AP Online, CMS Computer System and Zoom Developers are under the process of engagement.
- Moving to engage SIFY to use their franchisees for roll out of Kiosk Banking to provide Banking services.

Cell Phone Messaging Channel – It is a cost effective model, works on low-cost simple mobile phones. Transactions are well secured through PIN based security.

- Rolled out in 3 States across 13 districts.
- 682 CSPs added upto now.
- Approximately 48,000 customers enrolled.

E.1 Agri Business:

Table : 6 Agriculture – Highlights

(Amount in Rs. crores)

Particulars	As on 31.03.2009	As on 31.03.2010	Growth %
Deposits	12,407	14,981	20.75
Advances	54,678	63,723	16.54

Achievements / initiatives during the year

The growth, as above, could be achieved despite the following:

i. Delayed monsoons leading to a drought like situation and floods had hit the credit demand in the first half of the year.

ii. Adjustment of Rs.1,256 crores of Debt Waiver claim received from GoI (reimbursement).

iii. Around Rs.1,600 crores received from 'Other Farmers' eligible under Debt Relief Scheme – being their 75% share.

- The Bank has crossed the 18% Benchmark for agri priority sector advances in the FY 2010 by **achieving 18.08% of ANBC** *(18.46% as at March 2009 & 18.37% as at March 2008).*
- The Bank has recorded Rs.34,179 crores disbursement *(102% of annual target of Rs.33,500* crores *of Agri disbursements)* under 'Flow of Credit to Agriculture' as against Rs.28,442 crores *(against annual target of Rs.28,000 crores in FY 2009)* and financed 12.32 lacs new farmers against the target of 7.70 lacs during the year.

- **किसानों की सहायता के लिए विशेष सूखा राहत योजनाएं**

  यह योजना सितंबर 2009 में शुरू की गई थी जिसके अंतर्गत रु.25 लाख तक के लघु सिंचाई ऋणों और रु.3 लाख से अधिक किंतु रु.25 लाख तक के फसल ऋणों के लिए ब्याज दरों, ऋण प्रक्रिया शुल्कों, मार्जिन मनी, मॉरेटोरियम पीरियड आदि में रियायते दी गईं (रु.3 लाख तक के फसल ऋणों पर भारत सरकार की रियायती ब्याज दर योजना लागू है)। वित्त वर्ष 2010 के दौरान रु.600 करोड़ के फसल ऋण और रु.150 करोड़ के लघु सिंचाई ऋण संवितरित किए गए।

- **उपज विपणन ऋण**

  उपज विपणन ऋण योजना सिर्फ किसानों के लिए लागू की गई जिसके अंतर्गत 8 प्रतिशत की रियायती ब्याज दर पर ऋण दिए जाते हैं (वित्त वर्ष 2010 के दौरान रु.1,269 करोड़ के ऋण संवितरित किए गए)।

  कृषि कर्ज माफी और कर्ज राहत योजना के उन लाभार्थियों पर विशेष रूप से ध्यान दिया गया जो नए ऋणों के लिए पात्र हुए थे (इस योजना के अंतर्गत अब तक 41 लाख किसानों में से 24 लाख किसानों को शामिल किया गया)।

नए उत्पाद

- **जैविक खेती**

  बैंक ने सितंबर 2009 में पांच मण्डलों में अर्थात् नई दिल्ली, बेंगलूर, मुंबई, हैदराबाद और चेन्नई में उन किसानों का वित्तपोषण करना शुरू कर दिया है जो अपनी आय बढ़ाने हेतु परम्परागत खेती के स्थान पर जैविक खेती करना चाहते हैं।

- **ट्रैक्टर संजीवनी**

  इस योजना के अंतर्गत ट्रैक्टर मरम्मत, रखरखाव, अपग्रेडेशन और नए उपकरण खरीदने के लिए अतिरिक्त ऋण दिए जाते हैं।

- **कृषि कल्याण**

  इस उत्पाद में किसान क्रेडिट कार्ड और उपज विपणन ऋणों दोनों के लाभ मिलते हैं।

ठेके पर खेती और मूल्य शृंखला वित्तपोषण पर निरंतर बल

- बागवानी, बीज-उत्पादन, औषधीय पौधों की खेती और किसानों को अच्छी किस्म के खाद-बीज आदि देने में क्षमता वर्धन के लिए कारपोरेट गठजोड़ किए गए। राष्ट्रीय बागवानी बोर्ड के साथ पसंदीदा बैंक के रूप में सहमति ज्ञापन पर हस्ताक्षर किए गए।

- पंजाब में शुद्ध दूध के लिए हाई टेक डेरी यूनिटों और तमिलनाडु/ संघ राज्य क्षेत्र पुड्डुचेरी में हाई वैल्यू पोल्ट्री यूनिटों की स्थापना हेतु पीएलआर से कम ब्याज दर पर ऋणों के रूप में प्रोत्साहन दिए गए।

- उपज विपणन योजना के तहत कमोडिटी ऋणों के लिए कम से कम नुकसान सुनिश्चित करने हेतु कोलेट्रल मैनेजमेंट सेवाओं का विस्तार किया गया।

किसानों से संबंधों का विकास

ग्राहक जागरूकता बढ़ाने और किसान समुदाय के साथ लगातार संबंध बनाए रखने के लिए "किसानों के साथ संबंध विकास योजना" के अंतर्गत निरंतर विभिन्न प्रकार के प्रयास किए गए।

वित्त वर्ष 2010 की उपलब्धियाँ नीचे तालिका में प्रस्तुत की गई हैं।

प्रयास	उपलब्धि
ग्राम - अंगीकरण (एसबीआई का अपना गांव)	210
किसान क्लबों का गठन	5,290
किसान बैठकों का संचालन	52,251

- **एसबीआई हरियाली गंगा :** मंडल अपने उच्च अधिकारियों और कृषि विश्वविद्यालयों / किसान विकास केंद्रों / नाबार्ड/ आईसीएआर / एपीईडीए आदि के कृषि तकनीकविदों के सक्रिय सहयोग से 'किसान बैठकों' का 'किसान प्रशिक्षण कार्यक्रमों' के रूप में संचालन कर रहे हैं। इन किसान प्रशिक्षण कार्यक्रमों को **'एसबीआई हरियाली गंगा'** का नया नाम दिया गया है जिससे किसानों तक पहुंच बढ़ाकर ज्यादा से ज्यादा किसानों को इन कार्यक्रमों से जोड़ा जा सके। नियमित किसान बैठकों के अतिरिक्त जनवरी 2010 से प्रत्येक तिमाही में हर क्षेत्र के लिए इस प्रकार का एक हरियाली गंगा कार्यक्रम संचालित किया जा रहा है (अब तक 28 कार्यक्रम संचालित किए जा चुके हैं)।

ड.2. क्षेत्रीय ग्रामीण बैंक

कोर बैंकिंग समाधान व्यवस्था (सीबीएस) से जोड़ना

भारत सरकार के दिशानिर्देशों के अनुसार सितंबर 2011 तक सभी क्षेत्रीय ग्रामीण बैंकों को सीबीएस से जोड़ा जाना है। बैंक द्वारा 17 क्षेत्रीय ग्रामीण बैंक प्रायोजित किए गए हैं। इन 17 क्षेत्रीय ग्रामीण बैंकों में से 5 सीबीएस से जोड़े जा चुके हैं जिनकी 1,365 शाखाएँ हैं। बैंक की शेष क्षेत्रीय ग्रामीण बैंकों को 30 सितंबर 2010 से पूर्व सीबीएस से जोड़ने की योजना है।

जोखिम भारित आस्ति अनुपात की तुलना में पूंजी (सीआरएआर)

सरकार द्वारा क्षेत्रीय ग्रामीण बैंकों की वित्तीय स्थिति जानने और मार्च 2012 तक क्षेत्रीय ग्रामीण बैंकों की सीआरएआर बढ़ाकर 9 प्रतिशत करने के लिए सरकार, सरकारी क्षेत्र के बैंकों, क्षेत्रीय ग्रामीण बैंकों और नाबार्ड के प्रतिनिधियों को शामिल कर

- **Special drought relief schemes to support farmers**

  The Scheme was launched in September 2009, whereby concessions in interest rates, loan processing charges, margin money, moratorium period etc., have been offered for minor irrigation loans upto Rs.25 lacs and crop loans above Rs.3 lacs and upto Rs.25 lacs *(crop loans upto Rs.3 lacs are covered under Interest subvention scheme of GoI).* Rs.600 crores was disbursed under Crop Loans and Rs.150 crores under Minor Irrigation during FY 2010.

- **Produce Marketing loans (PML)**

  PML was launched exclusively for farmers at concessionary interest rate of 8% *(Rs.1,269* crores *disbursed during the FY 2010).*

  Special focus was given to cover beneficiaries of Agricultural Debt Waiver & Debt Relief Scheme who became eligible for new loans *(24 lacs farmers covered so far out of 41 lacs beneficiaries under the Scheme).*

New Product

- **Organic Farming (OF)**

  Financing of farmers, who want to switch over from traditional method to organic farming for improving returns, has since been launched by the Bank in September 2009 in five Circles i.e. New Delhi, Bangalore, Mumbai, Hyderabad, and Chennai.

- **Tractor Sanjeevani**

  The scheme allows additional loan for Tractor repairs, maintenance, upgradation and addition of new implements.

- **Krishi Kalyan**

  It is a *Combo product of KCC and PML.*

- **Thrust continues to be laid on Contract Farming and Value Chain Financing**

  Corporate tie-ups were entered into for capacity building in horticulture activities, seed-production, cultivation of medicinal plants and quality input supply to farmers. MoU signed with National Horticultural Board (NHB) as a preferred Banker.

  Stimulus was given by way of sub-PLR loans for setting up high tech 'clean-milk' dairy units in Punjab and high-value integrated Poultry units in Tamil Nadu / Union Territory of Pudducherry.

  Collateral Management Services were expanded through further accreditations, to ensure minimum loss to commodities lending under Produce Marketing Loan (PML).

- **Bonding with Farmers**:

To enhance customer awareness and ensure continued relationship with the farming community, various initiatives have been continued under 'Bonding with Farmers'.

Achievements during FY 2010 are given in the table:

Initiative	Achievement
Villages adopted *(SBI ka Apna Gaon)*	210
Farmers' Clubs formed	5,290
Farmers' Meets conducted	52,251

- **SBI Hariyali Ganga :** Circles are conducting some of the 'Farmers Meet' as 'Farmers Training Programmes' by scaling it up with the active participation of the Circle authorities and Agri Technical persons from the Agricultural Universities / KVK / NABARD / ICAR / APEDA etc. These Farmers Training Programmes have been renamed as **'SBI Hariyali Ganga'** to command more reach and involvement of farmers. Apart from the regular farmers meet, one such Hariyali Ganga programme is being conducted per quarter per region beginning from January 2010 (28 programmes have, so far, been conducted).

E.2. Regional Rural Banks (RRBs)

Migration to Core Banking Solutions (CBS) Platform

As per Government of India guidelines, all RRBs have to be migrated to CBS by September 2011. The Bank has sponsored 17 RRBs. Out of 17 RRBs, 5 RRBs, with 1,365 branches, have already been migrated to CBS. The Bank has a plan of migrating the remaining RRBs to CBS platform before 30th September 2010.

Capital to Risk Weighted Assets Ratio (CRAR)

The Government has constituted a committee (Chairman: Dr K. C. Chakrabarty) with representatives from the Government, Public Sector Banks, RRBs and the NABARD to examine

डॉ. के. सी. चक्रवर्ती की अध्यक्षता में एक समिति गठित की गई है। समिति अपनी रिपोर्ट को अंतिम रूप देने वाली है। तदनुसार बैंक इनमें अपना पूंजी का (35 प्रतिशत) हिस्सा लगाएगा।

ऋण जमा अनुपात

ग्रामीण अर्थव्यवस्था के विकास के लिए बैंक ने क्षेत्रीय ग्रामीण बैंकों में ऋण जमा अनुपात मार्च 2009 के स्तर 59.29 प्रतिशत से मार्च 2010 में 61.08 प्रतिशत तक बढ़ाना सुनिश्चित किया है।

लाभप्रदता

बैंक द्वारा प्रायोजित सभी क्षेत्रीय ग्रामीण बैंकों की लाभप्रदता 31.03.2009 के स्तर रु.203.31 करोड़ से 62.84 प्रतिशत बढ़कर 31.03.2010 को रु.331.08 करोड़ पर पहुंच गई है।

ड.3.I अनुसूचित जातियों और अनुसूचित जनजातियों को ऋण सहायता

बैंक द्वारा अनुसूचित जातियों और अनुसूचित जनजातियों को रु.11,872.80 करोड़ की ऋण सहायता प्रदान की गई। इस प्रकार 31.03.2010 को बैंक द्वारा प्राथमिकता प्राप्त क्षेत्र को प्रदत्त कुल अग्रिमों में इनका हिस्सा 6.31 प्रतिशत रहा।

ड.3.II बैंकिंग सुविधा रहित खंडों को शामिल करना

भारत सरकार के निदेशानुसार बैंक ने बैंकिंग सुविधा रहित क्षेत्रों में, संबंधित राज्य स्तरीय बैंकर्स समितियों द्वारा हमें आबंटित खंडों में बैंकिंग सेवा उपलब्ध करवाने हेतु सक्रिय कदम उठाए हैं और एक कार्ययोजना तैयार की है।

ड.3.III ऋण जमा (सीडी) अनुपात बढ़ाने हेतु कार्यनीतियां

जहां कहीं बैंक का ऋण जमा अनुपात 60% से कम है वहां इसे बढ़ाने हेतु निम्नांकित उपाय शुरू किए गए हैं:

i. जिन जिलों में ऋण जमा अनुपात 40% से 60% के बीच है, वहां जिला स्तरीय परामर्शदात्री समितियों की विद्यमान प्रणाली के अंतर्गत निष्पादन की निगरानी करना।

ii. जिन जिलों में ऋण जमा अनुपात 20% से 40% के बीच है, वहां जिला स्तरीय परामर्शदात्री समिति की विशेष उप-समिति गठित की गई है।

iii. जिन जिलों में ऋण जमा अनुपात 20% से कम है, उनके लिए विशेष रूप से उपाय किए गए हैं।

ड.3.IV ग्रामीण स्वरोजगार प्रशिक्षण संस्थान (आरएसईटीआई)

ग्रामीण स्वरोजगार प्रशिक्षण संस्थान ने ग्रामीण युवाओं हेतु एक विशेष **स्वरोजगार प्रशिक्षण कार्यक्रम** तैयार किया है जिसमें नि:शुल्क भोजन और आवासीय व्यवस्था के साथ नि:शुल्क विशिष्ट एवं गहन अल्पावधि प्रशिक्षण प्रदान किया जाता है। ग्रामीण विकास मंत्रालय, भारत सरकार के मार्गदर्शन में बैंक ने 31.03.2010 तक पूरे देश के अग्रणी जिलों में 67 ग्रामीण स्वरोजगार प्रशिक्षण संस्थान खोले हैं, 1,748 प्रशिक्षण कार्यक्रम आयोजित किए हैं। 46,626 उमीदवारों को प्रशिक्षित किया है और 18,019 लाभार्थियों को ऋण सहायता प्रदान की है।

ड.3.V कमजोर वर्गों को ऋण

बैंक ने दिनांक 31.03.2010 तक कमजोर वर्गों को रु.56,085 करोड़ की राशि के ऋण प्रदान किए हैं जो भारतीय रिजर्व बैंक द्वारा समायोजित निवल बैंक ऋण के निर्धारित 10 प्रतिशत के लक्ष्य की तुलना में समायोजित निवल बैंक ऋण का 12.14 प्रतिशत है।

ड.4 अल्पसंख्यकों के कल्याण के लिए प्रधानमंत्री का नया 15 सूत्री कार्यक्रम और सच्चर समिति की सिफारिशों का कार्यान्वयन

बैंक ने अल्पसंख्यकों के कल्याण के लिए प्रधानमंत्री का नया 15 सूत्री कार्यक्रम कार्यान्वित किया है जिसका प्रमुख उद्देश्य यह सुनिश्चित करना है कि प्राथमिकता प्राप्त क्षेत्र के ऋणों का एक उचित प्रतिशत अल्पसंख्यक समुदायों के लिए रखा जाए और सरकार द्वारा प्रायोजित विभिन्न योजनाओं के लाभ अल्प सुविधा प्राप्त लोगों, विशेष रूप से अल्पसंख्यक समुदायों (ईसाइयों, मुसलमानों, बौद्धों, सिखों और पारसियों) के लोगों तक पहुंचे।

अल्पसंख्यक बहुल चयनित जिलों (एमसीडी) में अल्पसंख्यक समुदायों को हमारे द्वारा प्रदान की गई वित्तीय सहायता के संबंध में वर्षवार स्थिति नीचे प्रस्तुत की गई है;

तालिका : 7 अल्पसंख्यकों को ऋण सहायता

अवधि	भारत सरकार द्वारा चयनित (एमसीडी) जिलों की संख्या	खातों की संख्या	राशि (करोड़ रुपये में)
मार्च 2007	44	7.94 लाख	2106
मार्च 2008	121	9.88 लाख	3516
मार्च 2009	121	9.91 लाख	5091
मार्च 2010	121	8.29 लाख	9434

- स्थानीय प्रधान कार्यालय स्तर पर समन्वय हेतु अल्पसंख्यक कक्ष पहले ही बनाए जा चुके हैं और अल्पसंख्यक समुदायों के ऋणान्वयन की प्रगति पर निगरानी रखने और अल्पसंख्यक समुदायों की शिकायतें दूर करने के लिए नोडल अधिकारी नामित किए गए हैं।

the financials of the RRBs and suggest a roadmap to raise the CRAR of RRBs to nine percent by March 2012. The Committee is in the process of finalization of its report. The Bank will accordingly induct its share (35%) of Capital.

Credit Deposit (CD) Ratio

We have ensured continuous growth in the CD ratio of RRBs from 59.29% in March 2009 to 61.08% in March 2010 for the development of rural economy.

Profitability

Profit of all RRBs, sponsored by the Bank, has increased to Rs.331.08 crores as on 31.03.2010 from Rs.203.31 crores as on 31.03.2009, registering a growth of 62.84%.

E.3. I Credit Assistance provided to Scheduled Castes and Scheduled Tribes

The credit assistance provided by the Bank to Scheduled Castes and Scheduled Tribes stands at Rs.11,872.80 crores and forms 6.31% of total Priority Sector advances of the Bank as on 31.03.2010.

E.3. II Coverage of Unbanked Blocks

Under the directions of Government of India, the Bank took active initiative and has drawn up a plan of action to extend banking services in unbanked blocks, allotted to it by the respective SLBCs.

E.3. III Strategies to improve Credit Deposit (CD) Ratio

To improve the CD ratio of the Bank, wherever it is less than 60%, the following measures have been initiated:

i) Monitoring the performance under the existing system of District Level Consultative Committee (DLCC) in districts having CD ratio between 40% and 60%.

ii) Special Sub-Committees of DLCC are set up to monitor the performance of districts where CD ratio is between 20% and 40%.

iii) Districts with CD ratio of less than 20% are treated on a special footing.

E.3. IV Rural Self Employment Training Institutes (RSETIs)

RSETIs offer free, unique and intensive short-term residential **self-employment training programmes** with free food and accommodation, designed specifically for rural youth. Under the guidance of Ministry of Rural Development (MoRD), GoI, the Bank has established 67 RSETIs as on 31.03.2010 in the lead districts across the country; conducted 1,748 training programmes; trained 46,626 candidates and arranged credit linkage to 18,019 beneficiaries.

E.3. V Advances to Weaker Section

The Bank has extended advances to the tune of Rs.56,085 crores as on 31.03.2010 to the weaker sections, which is 12.14% of Adjusted Net Bank Credit (ANBC) against the benchmark of 10% of the ANBC set by the Reserve Bank of India.

E.4. Prime Minister's New 15 Point Programme for the Welfare of Minorities and Implementation of Sachar Committee recommendations

The Bank has implemented Prime Minister's New 15 Point Programme for the Welfare of Minorities, whose important objective is to ensure that an appropriate percentage of the Priority Sector Lending is targeted for the minority communities and that the benefits of various Government sponsored schemes reach the underprivileged, particularly the disadvantaged section of Minority Communities (Christians, Muslims, Buddhists, Sikhs and Zoroastrians).

The year-wise position in respect of our financial assistance to Minority Communities in the identified Minority Concentration Districts (MCDs) is given below:

Table : 7 Credit Assistance to Minorities

Period as on	No. of districts identified by GoI (MCDs)	No. of A/cs	Amount (Rs. in crores)
March 2007	44	7.94 lacs	2106
March 2008	121	9.88 lacs	3516
March 2009	121	9.91 lacs	5091
March 2010	121	8.29 lacs	9434

- Minority cells for co-ordination have already been created at Local Head Office level and Nodal Officers have been designated to monitor the progress in lending to minority communities as well as to redress the grievances of minority communities.

- सच्चर समिति की सिफारिशों के अनुसार, वित्तीय वर्ष 2009-10 के दौरान अल्पसंख्यक बहुल जिलों (एमसीडी) में अल्प बैंकिंग सुविधा वाले/बैंकिंग सुविधा रहित क्षेत्रों में हमारे बैंक ने 240 नई शाखाएं खोली हैं।
- अल्पसंख्यक समुदायों से प्राप्त आवेदनों का अनुवर्तन एवं निपटान करने के लिए सभी मार्गदर्शी जिला प्रबंधकों को कहा गया है। इसी प्रकार, अल्पसंख्यक ऋणान्वयन से संबंधित तिमाही सूचना बैंक की वेबसाइट पर अद्यतन की जाती है।

च. विपणन-प्रति विक्रय विभाग

स्टेट बैंक समूह के शाखा नेटवर्क का एसबीआई लाइफ इंश्योरेंस कं., एसबीआई म्यूचुअल फंड, एसबीआई कार्ड तथा भारतीय स्टेट बैंक के साथ गठजोड़ व्यवस्था रखने वाली अन्य कंपनियों के अर्ध-बैंकिंग उत्पाद वितरित करने हेतु उपयोग किया जा रहा है जिससे हमारे ग्राहकों को अनेक प्रकार की वित्तीय सेवाएं उपलब्ध हो सकें।

वर्ष के दौरान बैंक ने एसबीआई लाइफ इंश्योरेंस की विभिन्न योजनाओं के अंतर्गत 17.73 लाख जीवन बीमा किए। 'ग्रामीण शक्ति' नामक एक लघु बीमा उत्पाद 8 राज्यों में शुरू किया जिसके अंतर्गत 2,92,150 लाख जीवन बीमा किए गए। इसी तरह छोटे निवेशकों के निवेश प्रोत्साहित करने हेतु बैंक ने छोटा सिप (नियमित निवेश योजना) उत्पाद वितरित किए जिसके द्वारा मध्यम आय वर्ग के ग्राहक म्युचुअल फंड में नियमित निवेश कर सकें। वर्ष के दौरान इस योजना के अंतर्गत कुल 34,563 ग्राहक शामिल किए गए। नौ गंभीर बीमारियों के लिए प्रदान किए जाने वाले 'क्रिटी 9' नामक स्वास्थ्य उत्पाद जिसे बेंगलूर में प्रायोगिक आधार पर शुरू किया गया था, की लोकप्रियता को देखते हुए इसे पूरे देश में शुरू किया गया है। एसबीआई कार्ड ग्राहकों को काउंटर पर भुगतान विकल्प प्रदान किया गया और इस प्रकार भुगतान विकल्पों में कंपनी उद्योग में सबसे आगे हो गई है।

छ. कारपोरेट कार्यनीति एवं नव व्यवसाय

नव व्यवसाय विभाग की स्थापना जिन उद्देश्यों की प्राप्ति हेतु की गई थी उसकी प्राप्ति में वह सफल रहा है। अभिरक्षा सेवाएं और साधारण जीवन बीमा जैसे दो उत्पाद सफलतापूर्वक शुरू किए गए जो अब स्थायित्व की प्रक्रिया में हैं। शुरू किए गए अन्य प्रयासों में निजी ईक्विटी, वित्तीय आयोजना एवं परामर्श सेवाएं तथा मोबाइल बैंकिंग हैं। वर्ष के दौरान बैंक के भुगतान समाधान व्यवसाय के समेकन में सहायता पहुंचाने के लिए नियुक्त किए गए सलाहकारों ने अब अपनी सिफारिशें प्रस्तुत कर दी हैं। व्यापक कार्यनीति, एक आक्रामक व्यवसाय योजना, उन्नत प्रक्रियाएं कार्यान्वित करने हेतु तथा संगठनात्मक संरचना में मेल स्थापित करने हेतु मोबाइल बैंकिंग, मर्चेण्ट अधिग्रहण व्यवसाय, एसएमई चालू खाता एवं आपूर्ति शृंखला वित्तपोषण, बचत बैंक, नकदी प्रबंधन उत्पाद, अनिवासी भारतीय धन प्रेषण तथा सरकारी व्यवसाय जैसे सात महत्वपूर्ण क्षेत्रों की पहचान की गई है। वर्ष के दौरान शुरू किए गए नए प्रयास है; मर्चेण्ट अधिग्रहण तथा भुगतान समाधान।

वित्तीय आयोजना एवं परामर्श सेवाएं (एफपी एंड एएस)

वितरण माध्यम के बजाय परामर्शी माध्यम से वित्तीय उत्पादों के वितरण संबंधी नियामक स्थिति में किए गए हाल के सुधारों के फलस्वरूप तथा 'उपभोक्ता जानकारी एवं निवेशक संरक्षण' पर गठित स्वरूप समिति की सिफारिशों को ध्यान में रखकर मार्च 2009 में शुरू की गई हमारी वित्तीय आयोजना एवं परामर्श सेवाओं में, हमारे आधुनिक ग्राहकों की आवश्यकताओं तथा नियामक सरोकारों की पूर्ति होती है।

इस सेवा के अंतर्गत ग्राहकों को अपने वित्तीय लक्ष्यों यथा बच्चों की शिक्षा/विवाह, मकाने खरीदने, रिटायरमेंट फंड संचित करने आदि संबंधी निर्णय लेने के बारे में मार्गदर्शन दिया जाता है तथा उत्पादों के बारे में आवश्यकता अनुरूप जानकारी दी जाती है जिसमें म्युचुअल फंड, सावधि जमाराशियां तथा बीमा उत्पाद शामिल हैं। शुरुआत में यह सेवा 502 शाखाओं में शुरू की गई थी, जिसे मार्च 2010 तक 924 शाखाओं में लागू कर दिया गया (इसमें उत्कृष्टता मंडल उप-खंड की 500 शाखाएं शामिल हैं)।

इसके अलावा, उच्च निवल हैसियत वाले व्यक्तिगत ग्राहकों के धन की संरक्षा करने और उसमें बढ़ोतरी करने में सहायता पहुंचाने की दृष्टि से, बैंक की वर्ष 2010-11 में चरणबद्ध ढंग से धन प्रबंधन सेवाएं शुरू करने की योजना है।

डीमैट एवं आनलाइन शेयर खरीद-फरोख्त

डीमैट सेवाएं और ईजी-ट्रेड@एसबीआई (आनलाइन शेयर खरीद-फरोख्त) सेवाएं अब पूरे भारत में हमारी 2800 से भी अधिक शाखाओं में उपलब्ध हैं जो हमारे बैंक को पहुँच / वितरण की दृष्टि से उद्योग में सबसे बड़ा खिलाड़ी बनाती हैं। वित्तीय वर्ष 2009-10 में बैंक ने 2 लाख से भी अधिक डीमैट खाताधारकों को स्वयं से जोड़ने की उपलब्धि हासिल कर ली।

3-इन-1 खाता अर्थात ईजी-ट्रेड@एसबीआई, एसबीआई कैप सिक्योरिटिज लिमिटेड (एसएसएल) और मोतीलाल ओसवाल सिक्योरिटीज लिमिटेड (एमओएसएल) के गठजोड़ से प्रदान किया जाता है। यह उत्पाद ईक्विटी एवं डेरीवेटिव्स में आनलाइन

- As per Sachar Committee recommendations, our Bank has opened 240 new branches in under-banked / unbanked areas in MCDs during the financial year 2009-10.
- All the lead district managers have been advised to monitor applications received from minority communities and their disposal. Also, quarterly information regarding Minority Lending is updated on the Bank's Website.

F. MARKETING-CROSS SELLING DEPARTMENT

The large network of branches of the State Bank Group is being leveraged to deliver Para banking products of SBI Life Insurance Co., SBI Mutual Fund, SBI Card and other third party companies having tie-up arrangement with SBI, thereby offering wider range of financial products to our customers.

During the year, the Bank covered 17.73 lacs lives under various schemes of SBI Life Insurance. 'Grameen Shakti', a micro-insurance product was launched in 8 states covering 2,92,150 lacs lives. Also, for encouraging investment among small investors, the Bank distributed 'Chhota SIP (Systematic Investment Plan)' product by which middle income group customers can invest regularly in the Mutual Fund. A total of 34,563 customers were covered in the year under the scheme. Looking at the popularity, the Health Insurance product covering nine critical illness named 'Criti 9' introduced in Bangalore on pilot basis was extended across the country. Over the counter payment option was extended to SBI Card customers thus transforming the company into the industry leader in payment options.

G. CORPORATE STRATEGY & NEW BUSINESSES

The New Businesses Department has been successful in achieving the objectives with which it was set up. Two new lines of business viz. Custodial Services and General Insurance have been successfully set up and are in the process of stabilization. Other initiatives being pursued are Private Equity, Financial Planning & Advisory Services (FP&AS) and Mobile Banking. During the year, the consultants, appointed for assisting the Bank to consolidate the Payment Solution Business, have since submitted their recommendations. Seven niche areas viz. Mobile Banking, Merchant Acquisition Business, SME Current account and Supply Chain Finance, Savings Bank, Cash Management Product, NRI remittances and Govt. Business have been identified for implementing a comprehensive strategy, an aggressive business plan, improved processes and matching organizational structure. New initiatives taken up during the year are Merchant Acquisition and Payment Solutions.

Financial Planning and Advisory Services (FP & AS)

In the wake of recent development in regulatory position regarding distribution of financial products through advisory mode rather than the distribution mode and also considering the Swarup Committee recommendations on "Consumer awareness and Investor protection", our Financial Planning and Advisory Services, launched in March 2009, addresses the needs of the modern day customers as also the regulatory concerns.

Under this service, customers are guided to finalise their financial goals viz. child's education/marriage, buying a house, building a retirement corpus etc., and are advised a suite of products comprising mutual funds, fixed deposits and insurance products. The Service was initially launched in 502 branches which has been extended to 924 branches by March 2010 (including 500 branches in Super Circle of Excellence subset).

Further, the Bank plans to introduce Wealth Management services in a phased manner in 2010-11 to help HNI (High Net-worth Individual) clients to preserve and grow their wealth.

Demat & Online Trading

Demat services and eZ-trade@sbi (Online Trading) Services are now available at more than 2,800 branches across India making our Bank one of the largest players in the industry in terms of the reach / distribution. In FY 2009-10, the Bank has crossed the milestone of having more than 2 lacs Demat account holders in its fold.

The 3-in-1 account i.e. eZ-trade@sbi is offered in alliance with SBICAP Securities Ltd. (SSL) and Motilal Oswal Securities Ltd. (MOSL). The product offers convenient online trading facility in Equities and Derivatives. The customers can

ट्रेडिंग की सुविधा प्रदान करता है। ग्राहक हमारी डीमैट सेवाओं का उपयोग इंटरनेट बैंकिंग सुविधा (आनलाइन एसबीआई.कॉम)के माध्यम से आसानी से घर से या आफिस से अथवा हमारे मोबाइल बैंकिंग प्लेटफार्म (एसबी फ्रीडम) के माध्यम से कर सकते हैं।

अगले वित्तीय वर्ष हेतु हमारा लक्ष्य होगा कि हम अपनी पहुंच को और अधिक व्यापक बनाएं, साथ ही अधिक मूल्यवर्धक सेवाएं जोड़कर, ग्राहकों को और अधिक सुविधा पहुंचाकर अपने उत्पादों को निरंतर बेहतर बनाएं।

भुगतान समाधान

बैंक अब समस्त भुगतान कार्यकलाप की प्रारंभिक प्रक्रिया पूरी करने वाले एक 'समन्वित भुगतान केंद्र' को कार्यान्वित करने वाला है। यह इस व्यवसाय खंड हेतु प्रचुर आय सृजित करने में सहायक सिद्ध होगा। भुगतान पर अधिकाधिक ध्यान केंद्रित करने हेतु संगठनात्मक पुनर्विन्यास की प्रक्रिया भी जारी है।

मोबाइल बैंकिंग सेवा (एमबीएस)

मोबाइल बैंकिंग सेवा सुगम प्रयोक्तानुकूल और सुरक्षित होने के साथ-साथ ग्राहकों को 24X7 गैर-खर्चीली बैंकिंग सेवाएं प्रदान करती है। इससे ग्राहकों की संतुष्टि में वृद्धि होने की आशा है। यह ब्रांड की पहचान में वृद्धि करने के अलावा, ग्राहकों को अपने साथ बनाए रखने का एक माध्यम सिद्ध होगी। स्टेट बैंक फ्रीडम हमारी सभी शाखाओं में शुरू कर दी गई है और अप्लिकेशन (एसएमएस/जीपीआरएस) वायरलेस अप्लीकेशन प्रोटोकॉल तथा यूएसएसडी (अनस्ट्रक्चर्ड सप्लीमेंटरी सर्विस डाटा) पर उपलब्ध है।

अप्लिकेशन/डब्ल्यूएपी आधारित एमबीएस हेतु उपलब्ध सेवाओं में खातों से संबंधित जानकारी (खाते में शेष राशि से संबंधित जानकारी तथा संक्षिप्त विवरण) चैक बुक अनुरोध, डीमैट खाते से संबंधित जानकारी, भारत में बैंकों के अंदर तथा अन्य बैंकों में निधियों का अंतरण, मोबाइल टाप अप्स, टाटा स्काई रीचार्ज, अन्य डीटीएच के पिन प्राप्त करना, बिल अदायगी, एसबीआई लाइफ के प्रीमियम की अदायगी आदि शामिल हैं। शुरू की जाने वाली सुविधाओं में एमबीएस के माध्यम से रेल्वे/एयर लाइन के टिकट की बुकिंग, अग्रणी समूहों के शापिंग अप्लिकेशन में भुगतान तथा गुड़गांव - दिल्ली हाईवे के ई-टैग के रीचार्ज हेतु स्टेट बैंक मोबाइल बैंकिंग का एक विकल्प के रूप में उपयोग करना शामिल है। यूएसएसडी पर मोबाइल बैंकिंग सेवा हेतु, निधि अंतरण खाते की जानकारी तथा मोबाइल वॉलेट्स शुरू करने हेतु हम आईवीआर प्लेटफार्म से जुड़ने पर भी विचार कर रहे हैं। 31.3.2010 को कुल 2,18,434 ग्राहक स्वयंपूर्ण मोबाइल बैंकिंग सेवाओं हेतु पंजीकृत थे।

एनईएफटी/आरटीजीएस

अधिकाधिक कारपोरेटों एवं व्यक्तियों को आरटीजीएस/एनईएफटी से जोड़ने के प्रयासों के चलते आरटीजीएस/एनईएफटी के आवक और जावक धन दोनों प्रेषणों में प्रचुर बढ़ोतरी हुई है। बैंक ने आरटीजीएस में (31.03.2010 को 14.15% बाजार अंश के साथ) अपनी अग्रणी स्थिति जारी रखी है और एनईएफटी में पिछले वर्ष की तुलना में 135.71 प्रतिशत की वृद्धि दर्ज करके बेहतर स्थिति बनाए रखी है। यह दोनों धन प्रेषण सुविधाएं इंटरनेट बैंकिंग के माध्यम से तथा काउंटर पर भी उपलब्ध हैं जबकि एनईएफटी की सुविधा मोबाइल बैंकिंग पर भी प्रदान की गई।

डेबिट कार्ड

प्रचार अभियानों तथा लॉयल्टी प्रोत्साहनों से विक्रय केंद्रों पर डेबिट कार्ड का प्रयोग बढ़ाने में व्यापक सहायता प्राप्त हुई है। हमारे वर्तमान एसबीआई शापिंग एवं एटीएम सह डेबिट कार्ड, एसबीआई गोल्ड इंटरनेशनल डेबिट कार्ड तथा एसबीआई युवा कार्ड के अलावा, बैंक ने उच्च हैसियत वाले व्यक्तियों एवं समृद्ध ग्राहकों की आवश्यकताओं की पूर्ति करने हेतु हाल ही में प्लेटिनम इंटरनेशनल डेबिट कार्ड शुरू किया है। 31.03.2010 को बैंक के डेबिट कार्डों की कुल संख्या 70.96 मिलियन थी।

प्रीपेड कार्ड

बैंक ने अपने ग्राहकों की भुगतान संबंधी विविध आवश्यकताओं की पूर्ति हेतु एसबीआई विश्व यात्रा कार्ड, ईजी. पे कार्ड और गिफ्ट कार्ड जैसे प्रीपेड कार्डों की एक व्यापक शृंखला प्रस्तुत की है। वित्तीय समावेशन को बढ़ावा देने के अलावा, बैंक को मिले अन्य लाभों में नकदी की उपलब्धता, अंतरपरिवर्तनीयता तथा शुल्क आय शामिल हैं। प्रतिस्पर्धी क्षमता बनाए रखने के हमारे प्रयासों में एसबीआई विश्व यात्रा कार्ड की उत्पाद विशेषताओं को बेहतर बनाया गया है।

साधारण बीमा

अपने ग्राहकों को लाभ पहुंचाने की अपनी कार्यनीति के अंतर्गत बैंक ने एक अनुषंगी के रूप में एसबीआई जनरल इंश्योरेंस कंपनी लिमिटेड (एसबीआई जनरल) की स्थापना की है जिसकी प्राधिकृत संदत्त पूंजी 150 करोड़ रुपए है। हमारे बैंक ने ईक्विटी पूंजी में जहां 74 प्रतिशत हिस्से में निवेश किया है वहीं आईएजी इंटरनेशनल पीटीवाई लि. ने शेष 26 प्रतिशत शेयरों में निवेश किया है।

बीमा विनियामक एवं विकास प्राधिकरण (आई आर डी ए) ने एसबीआई जनरल को 15 दिसंबर 2009 को पंजीयन प्रमाण पत्र (आई आर डी ए-आर 3) जारी कर दिया है। बैंक अश्यूरेंस,

access our Demat Services either from the comfort of home or office through our Internet Banking facility (OnlineSBI.com) or through our Mobile Banking platform (SB Freedom).

Our objective for the next financial year is to further broad base our reach, while continuously honing our products by adding more value added services and conveniences for the customers.

Payment Solutions

The Bank is in the process of implementing "Integrated Payment Hub" as the primary processor of all payment activities. This will facilitate substantial revenue generation for this business segment. With a view to providing more focus on payment, Organisational restructuring is also under way.

Mobile Banking Service (MBS)

Mobile Banking Service is convenient, user friendly, secure and offers 24X7 inexpensive banking services to customers. This is expected to increase customer satisfaction and thus, will be a customer retention tool, in addition to reinforcing brand recognition. State Bank Freedom has been launched in all our branches and is available over application (on SMS/ GPRS), Wireless Application Protocol and USSD (Unstructured Supplementary Service Data).

For application / WAP based MBS, the facilities available include Account enquiry (balance enquiry and mini statement), Cheque Book request, Demat Account enquiries, Fund Transfer within the Bank and to other Banks in India, Mobile Top ups, recharge of Tata Sky, obtaining PINs of other DTHs, Bill Payment, Payment of premium of SBI Life. Facilities in the pipeline include Railway / Airline ticket booking through MBS, State Bank Mobile Banking as payment option in the Shopping application of leading aggregators and Recharge of e-Tag of Gurgaon-Delhi Highway. For MBS over USSD, fund transfer, account enquiry and mobile top up are offered. The Bank is also considering integration with IVR platform for merchant payments and introduction of Mobile Wallets. As on 31-03-2010, a total number of 2,18,434 customers had registered for full fledged MB services.

NEFT/RTGS

Substantial growth in both inward and outward RTGS/NEFT remittances has been achieved due to sustained efforts for migrating more Corporates and individuals to RTGS/NEFT. The Bank has maintained its leadership position in RTGS (with a market share of 14.15% as on 31.03.2010) and also has a significant position in NEFT registering a growth of 135.71% over the last year. Both remittance facilities are available through internet banking and across the counter, while NEFT has also been enabled over Mobile Banking.

Debit Cards

Promotion Campaigns & Loyalty Rewards Programs have significantly helped in increasing the Debit Card usage at the Point-of-Sale terminal. In addition to our existing SBI Shopping & ATM Debit Card, SBI Gold International Debit Card and SBI Yuva Card, the Bank has recently launched Platinum International Debit Card to cater to the needs of HNI & Affluent customers. As on 31.03.2010, the Bank has a total of 70.96 million Debit Cards.

Prepaid Cards

The Bank offers comprehensive range of Prepaid Cards viz. SBI Vishwa Yatra Card, eZ-Pay Card and Gift Card to cater to the various payment needs of its customers. Apart from promoting financial inclusion, other benefits to Bank include availability of float, interchange and fee income. In our effort to maintain competitive edge, product features of SBI Vishwa Yatra Card have been refined.

General Insurance

As part of its strategy to enhance its value proposition to its customers, the Bank has since set up SBI General Insurance Company Ltd. (SBI General) as a Subsidiary with an authorized and paid-up capital of Rs.150 crores. While the Bank has invested in 74% share in the equity capital, IAG International Pty. Ltd, has invested in the remaining 26% share.

Insurance Regulatory and Development Authority (IRDA) issued the Certificate of Registration (IRDA-R3) to SBI General on

वितरण का एक प्रमुख चैनल होगा तथा यह अनुषंगी एक कारपोरेट एजेंसी अनुबंध के माध्यम से अपने उत्पादों के विक्रय हेतु बैंक के विशाल नेटवर्क का लाभ उठाएगी। कंपनी ने मार्च 2010 में सीमित व्यवसाय कार्यचालन आरंभ कर दिया है। सूचना प्रौद्योगिकी समर्थित व्यवसाय का पूर्णत: परिचालन इस वर्ष के अंत तक शुरू होने की आशा है।

अभिरक्षा सेवाएं

आज का भारतीय वित्तीय बाजार, विदेशी संस्थागत निवेशकों द्वारा की जाने वाली खरीद-फरोख्त से व्यापक रूप से प्रभावित होता है क्योंकि वे बाजार में भारी राशि एवं उतार-चढ़ाव लाते हैं। विदेशी संस्थात्मक निवेशक सेबी द्वारा विनियमित होते हैं जो उनके बाजार परिचालनों हेतु किसी कस्टोडिअन का होना अनिवार्य बनाता है।

बैंक द्वारा सोसायटी जनरल सिक्युरिटी सर्विसेज (एसजीएसएस) के साथ गठित संयुक्त उद्यम कंपनी, निपटान, सुरक्षित अभिरक्षा, तथा कारपोरेट कार्यों जैसी सभी अभिरक्षा सेवाओं का एक ही स्थान पर वितरण करेगा। इसके अलावा, यह संयुक्त उद्यम, निधि प्रबंधन, प्राक्सी वोटिंग आदि जैसी अन्य मूल्यवर्धित सेवाएं प्रतिस्पर्धी दरों पर प्रदान करेगा। विदेशी संस्थात्मक निवेशकों के अलावा यह म्युचुअल फंडों, पेंशन फंडों एवं न्यासों, विदेशी एवं देशी संयुक्त पूंजी निधियों, बीमा कंपनियों, पोर्टफोलियो प्रबंधन कंपनियों, कारपोरेटों, स्टाक एक्सचेंज के ट्रेडिंग सदस्यों, उच्च निवल हैसियत वाले व्यक्तियों, बैंकों तथा अन्यों को लक्षित करेगा।

कंपनी का लक्ष्य 3 वर्षों की अवधि में, प्रतिस्पर्धी मूल्य पर विश्व स्तरीय सेवाएं प्रदान करके प्रचुर बाजार अंश हासिल करना है।

इस कंपनी ने मार्च 2010 के दौरान व्यवसाय प्रारंभ कर दिया है।

प्राइवेट ईक्विटी

नए व्यवसाय में प्रवेश करने की बैंक की समग्र कारपोरेट नीति के अंतर्गत बैंक ने एक प्रमुख नए प्रयास के रूप में, प्राइवेट ईक्विटी फंडों की स्थापना एवं प्रबंधन की पहचान की है। बैंक ने इस दिशा में महत्वपूर्ण प्रगति की है।

बैंक ने भारतीय इन्फ्रास्ट्रक्चर क्षेत्र में निवेश करने की दृष्टि से मैक्वाअरी समूह, आस्ट्रेलिया और आई एफ सी, वाशिंगटन के सहयोग से एक इन्फ्रास्ट्रक्चर फंड की स्थापना की है। सभी विनियामक अनुमोदन प्राप्त कर लिए गए हैं। निधि के अंतरराष्ट्रीय अंश का प्रथम चरण 1.037 बिलियन अमरीकी डालर (भारतीय स्टेट बैंक की 150 मिलियन अमरीकी डालर के बराबर की प्रतिबद्धता सहित) की प्रतिबद्धताओं के साथ पूरा किया गया। देश से निधि जुटाने की प्रक्रिया चल रही है।

बैंक द्वारा सावरन एंटिटीज आफ ओमान के साथ एक जनरल परपज प्राइवेट ईक्विटी फंड स्थापित करने हेतु एक संयुक्त उद्यम करार हस्ताक्षरित करने की कार्रवाई प्रक्रियाधीन है।

मर्चेंट अधिग्रहण व्यवसाय

वर्ष के दौरान बैंक ने मर्चेंट अधिग्रहण व्यवसाय में प्रवेश करने का निर्णय लिया। भारत में 15 मिलियन मर्चेंट आधार की तुलना में केवल 5 लाख विक्रय केंद्र (पी ओ एस) टर्मिनल है। बैंक की अपने परिचालन के प्रथम पाँच वर्षों के दौरान 6 लाख विक्रय केंद्र टर्मिनल खोलने की योजना है। इसका फैलाव सभी भौगोलिक क्षेत्रों, अर्थात् महानगरीय, शहरी, अर्धशहरी और ग्रामीण क्षेत्रों तक किया जाएगा। इस प्रयास से बैंक के डेबिट कार्ड को पूरे देश में स्वीकार करने की सुविधा प्राप्त होगी जो वर्तमान में केवल महानगरीय, शहरी एवं पर्यटक केंद्रों तक ही सीमित है। मर्चेंट अधिग्रहण व्यवसाय को एक अनुभवी एवं प्रतिष्ठित वैश्विक सहभागी के साथ एक अलग कंपनी के अंतर्गत संचालित किए जाने का प्रस्ताव है। बैंक ने एक संयुक्त उद्यम भागीदार के रूप में वीजा आइएनसी और इलेवन के नाम को अंतिम रूप दिया है।

ज. अंतरराष्ट्रीय बैंकिंग समूह

ज.1 विदेश स्थित कार्यालयों का परिचालन

विदेशी शाखाओं (अनुषंगियों को छोड़कर) के आस्ति स्तर में जो मार्च 2009 में 21.52 बिलियन अमरीकी डालर था, 29 प्रतिशत वृद्धि दर्ज हुई और मार्च 2010 में यह बढ़कर 27.78 बिलियन अमरीकी डालर हो गया। वित्तीय वर्ष 2010 के दौरान निवल ग्राहक ऋण 17,015 मिलियन अमरीकी डालर से 27 प्रतिशत बढ़कर 21,561 मिलियन अमरीकी डालर, ग्राहक जमाराशियां 6,718 मिलियन अमरीकी डालर से 42 प्रतिशत बढ़कर 9,568 मिलियन अमरीकी डालर और निवल लाभ 144 मिलियन अमरीकी डालर से 55 प्रतिशत बढ़कर 225 मिलियन अमरीकी डालर हो गया।

समुद्रपारीय विस्तार

31 मार्च 2009 को 92 विदेशी कार्यालयों की तुलना में 31 मार्च 2010 तक इनकी संख्या बढ़कर 142 हो गईं जो 32 देशों में फैले हैं। इन कार्यालयों में 42 शाखाएं, 8 प्रतिनिधि कार्यालय, 2 विपणन कार्यालय, 2 उप-कार्यालय, 2 विस्तार पटल, छह विदेशी बैंकिंग अनुषंगियों के 82 कार्यालय,एक

December 15, 2009. Bancassurance will be one of the major channels of distribution and the Subsidiary would leverage the vast network of the Bank for distribution of its products through a Corporate Agency Agreement with the Bank. The Company has commenced limited business operations in March 2010. IT backed full launch of business operations is expected later this year.

Custodial Services

The Indian financial market today is greatly influenced by the trading activity of the FIIs as they bring in very huge volumes and volatility into the market. The FIIs are regulated by SEBI, which makes it mandatory for them to have a Custodian for their market operations.

The JV Company formed by the Bank with Société Générale Securities Services (SGSS) will offer a single point delivery of all Custodial Services like Settlement, Safekeeping & Corporate Action. In addition, the JV would provide other value added services like Fund administration, proxy voting etc. at competitive rates. Apart from FIIs, it will target Mutual Funds, Pension Funds and Trusts, Foreign and Domestic Venture Capital Funds, Insurance companies, Portfolio Management companies, Corporates, Trading members on Stock Exchanges, HNIs, Banks and others.

The vision of the Company is to garner a substantial market share in 3 years time by focusing on world Class services at competitive pricing.

The Company has since commenced business during March 2010.

Private Equity

As part of the Bank's overall corporate strategy to enter into new businesses, the Bank has identified the establishment and management of Private Equity funds as one of the important new initiatives. The Bank has made significant progress in this area.

The Bank has already set up an Infrastructure Fund in collaboration with Macquarie Group, Australia and IFC, Washington to invest into Indian Infrastructure sector. All necessary regulatory approvals have been obtained. The first closing of the international leg of the fund was done with commitments of USD 1.037 billion (including SBI's commitment of Rupee equivalent of USD 150 million). The fund raising of the Domestic Leg of the Fund is in progress.

The Bank is in the process of signing a Joint Venture agreement for setting up a General Purpose Private Equity Fund with Sovereign entities of Oman.

Merchant Acquiring Business

During the year, the Bank decided to foray into Merchant Acquiring Business (MAB). There are only 5 lacs Point of Sales (PoS) terminals in India as against a merchant base of 15 million. The Bank plans to deploy 6 lacs Point of Sales terminals during first five years of its operations. The deployment will be across all geographies viz., Metro, Urban, Semi-urban and rural. The initiative would facilitate Bank's debit card acceptance across the country as the facility is presently available at Metro, Urban and tourist centres only. It is proposed to conduct the Merchant Acquiring Business under a separate company with an experienced and reputed global partner. The Bank has since finalised VISA INC. and ELAVON as JV Partner.

H. INTERNATIONAL BANKING GROUP

H.1 OPERATION OF FOREIGN OFFICES

The asset level of foreign branches (excluding subsidiaries) rose by 29%, from USD 21.52 billion in March 2009 to USD 27.78 billion in March 2010. During FY 2010, net customer credit grew by 27% from USD 17,015 million to USD 21,561 million, customer deposits grew by 42%, from USD 6,718 million to USD 9,568 million and net profit rose by 55%, from USD 144 million to USD 225 million.

Overseas Expansion

The number of foreign offices increased from 92 as on 31st March 2009 to 142 as on 31st March 2010 spread across 32 countries. The offices comprised 42 branches, 8 Representative Offices, 2 marketing offices, 2 sub offices, 2 extension counters, 82 offices of the six foreign banking subsidiaries, an

सहयोगी (बैंक आफ भूटान), एक विदेशी बैंक (स्टर्लिंग बैंक, नाइजीरिया) में ईक्विटी निवेश, और 2 मैनेज्ड विनिमय कंपनियां शामिल हैं।

वर्ष के दौरान खोले गई कुछ प्रमुख कार्यालय निम्नवत हैं :-

- विदेश में खोले गए छह नए कार्यालय हैं - सिंगापुर स्थित क्लेमेंटी, मरीन परेड तथा तोया पायो, हांगकांग में कोवलून, यूके में हारो तथा दक्षिण अफ्रीका में लेनासिया ।
- वाशिंगटन डीसी में बैंक के पूर्ण स्वामित्व वाली यूएसए अनुषंगी, एस बी आई (कैलिफोर्निया) लि. की एक शाखा, और
- बैंक एस बी आई इंडोनेशिया, नेपाल एसबीआई बैंक लिमिटेड तथा एस बी आई मारीशस लि. नामक बैंक की अन्य समुद्रपारीय अनुषंगियों के क्रमश: 5, 3 तथा 1 कार्यालय।

बैंक ने वित्तीय वर्ष 2010 के दौरान नेपाल एस बी आई बैंक लिमिटेड में अपना अंश 50 प्रतिशत से बढ़ाकर 55 प्रतिशत कर दिया और इस प्रकार इसे बैंक की छठी विदेशी बैंकिंग अनुषंगी बना दिया।

संसाधन प्रबंधन

वैश्विक वित्तीय बाजार में हलचल के बावजूद, बैंक के विदेशी कार्यालयों ने चलनिधि स्थिति को संतोषजनक बनाए रखा। वर्ष के दौरान बैंक ने एमटीएन कार्यक्रम के अंतर्गत 5 वर्षों हेतु 750 मिलियन अमरीकी डालर जुटाए। यह निर्गम अक्तूबर 2009 में यूएसडालर बांड बाजार में अब तक किसी एशियाई बैंक के प्रमुख ऋण के अंतर्गत सबसे दृढ़ कीमत (मिड स्वैप और 190 आधार अंक) पर संपन्न हुआ।

अनिवासी भारतीय व्यवसाय

वर्ष के दौरान, बैंक की अनिवासी भारतीय जमाराशियों में रु.1,067 करोड़ की वृद्धि हुई और मार्च 2010 तक यह राशि रु.50,017 करोड़ के स्तर तक पहुंच गई। अनिवासी भारतीयों के अग्रिमों में रु.162 करोड़ की वृद्धि दर्ज हुई और 31 मार्च 2010 को बकाया राशियां रु.1,380 करोड़ थी।

धन-प्रेषणों में 35 प्रतिशत की वृद्धि हुई और ये वित्तीय वर्ष 2009 के रु.27,632 करोड़ से बढ़कर वित्तीय वर्ष 2010 में रु.37,319 करोड़ पहुंच गये। भारतीय स्टेट बैंक के माध्यम से धन-प्रेषण करने हेतु बैंक ने 22 विनिमय कंपनियों के साथ गठजोड़ किया है।

वर्ष के दौरान बड़ौदा, लुधियाना, मंगलूर, नवाशहर, नई दिल्ली, पुणे तथा साल्टलेक (कोलकाता) में बैंक की 7 नई शाखाएं खोली गईं। इस प्रकार अनिवासी भारतीय शाखाओं की संख्या 13 से बढ़कर 20 हो गईं।

बेहतर ग्राहक सेवा हेतु 17 देशों में अंतरराष्ट्रीय टोल फ्री नंबरों ने कार्य करना शुरू कर दिया है।

ज.2 देश में परिचालन

मर्चेंट बैंकिंग

वर्ष 2009 में बैंक ने एशिया प्रशांत (जापान को छोड़कर परंतु आस्ट्रेलिया सहित) में समूहन ऋणों के लिए अधिदेशित प्रमुख व्यवस्थापक और बुक रनर के रूप में अग्रणी स्थिति बनाए रखी। वर्ष 2009-10 के दौरान कुल 10,845 मिलियन अमरीकी डालर के 12 समूहन सौदे और कुल 736 मिलियन अमरीकी डालर के 16 द्विपक्षीय सौदे संपन्न हुए। वर्ष के दौरान 745 मिलियन अमरीकी डालर की बैंक की सहभागिता के साथ कुल 7,430 मिलियन अमरीकी डालर के सात विलय एवं अभिग्रहण करार किए गए।

वैश्विक संपर्क सेवाएं (जीएलएस)

जीएलएस, एक विशेषीकृत इकाई है, जो लेनदन की प्रक्रियाओं को शीघ्रता से पूरा करती है। वर्ष 2009-10 के दौरान, देशी शाखाओं की ओर से, जीएलएस ने कुल 14.09 बिलियन अमरीकी डालर के 1,30,059 निर्यात बिलों और 1,52,951 विदेशी मुद्रा चेकों की उगाही संबंधी कार्य का निपटान किया। इसके अतिरिक्त, इसने मिडल ईस्ट, यूके और यूएस में विभिन्न केन्द्रों के 2.94 बिलियन अमरीकी डालर राशि के 29,24,468 आवक धन-प्रेषण लेनदेन का निपटान किया।

संपर्की संबंध

विभिन्न प्रकार के ग्राहकों को तार रहित सेवाएं प्रदान करने के लिए 502 प्रतिष्ठित अंतरराष्ट्रीय बैंकों के साथ संपर्की बैंकिंग करार किए गए। ये संपर्की बैंक 124 देशों में स्थित हैं। वित्तीय संदेशों का स्विफ्ट के माध्यम से शीघ्र प्रेषण करने के लिए बैंक के पास 2,051 रिलेशनशिप मैनेजमेंट अप्लीकेशन (आरएमए) व्यवस्थाएं भी हैं।

देश जोखिम एवं बैंक ऋण जोखिम

बैंक में भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुरूप एक देश जोखिम प्रबंधन नीति लागू है। इस नीति में देश, बैंक, उत्पाद एवं प्रतिपक्ष ऋण जोखिम सीमाओं के न्यूनीकरण के कारगर जोखिम प्रबंधन मॉडल निर्धारित किए गए हैं। देशवार और बैंकवार ऋण जोखिम सीमाओं की नियमित आधार पर निगरानी एवं समीक्षा की जाती है। ऋण जोखिमों के स्वरूप में उतार-चढ़ाव के अनुरूप ऋण जोखिम की उच्चतम सीमाओं का निर्धारण और वर्गीकरण किया जाता है। बैंक के हितों की रक्षा करने के लिए आवधिक सुधारात्मक उपाय किए जाते हैं।

associate (Bank of Bhutan), equity investments in a foreign bank (Sterling Bank, Nigeria) and 2 managed exchange companies.

New Offices opened during the year are as under:

six new overseas offices at Clementi, Marine Parade and Toa Payoh in Singapore, Kowloon in Hong Kong, Harrow in UK and Lenasia in South Africa,

one branch by the Bank's wholly owned USA subsidiary, SBI (California) Ltd., at Washington DC and

5, 3 and 1 offices respectively by the Bank's other overseas subsidiaries namely Bank SBI Indonesia, Nepal SBI Bank Ltd. and SBI Mauritius Ltd.

The Bank increased its stake from 50% to 55% in Nepal SBI Bank Ltd during the FY 2010, making it the Bank's sixth foreign banking subsidiary.

Resource Management

Despite volatile global market conditions, the Bank's foreign offices maintained comfortable liquidity position. During the year, the Bank raised, through its foreign offices, USD 750 million for 5 years, under the Bank's MTN programme. This issue in October 2009 was concluded at the tightest Asian senior debt pricing (mid swap plus 190 bps) in the USD bond market.

NRI Business

NRI Deposits grew by Rs.1,067 crores during the year and reached a level of Rs.50,017 crores in March 2010. Advances to NRIs recorded a growth of Rs.162 crores with outstandings of Rs.1,380 crores as on 31st March 2010.

Remittances grew from Rs.27,632 crores in FY 2009 to Rs.37,319 crores in FY 2010, clocking a growth of 35%. The Bank had a tie-up with 22 exchange companies for routing remittances through SBI.

During the year, seven new NRI branches were opened at Baroda, Ludhiana, Mangalore, Nawashahar, New Delhi, Pune and Salt Lake (Kolkata), taking the number of NRI branches from 13 to 20.

International toll free numbers were operationalised in 17 countries for improved customer care.

H.2 DOMESTIC OPERATIONS

Merchant Banking

The Bank retained the leadership as Mandated Lead Arranger and Book Runner for syndicated loans in Asia Pacific (excluding Japan but including Australia) in 2009. Twelve syndication deals aggregating USD 10,845 million and 16 bilateral deals aggregating USD 736 million were concluded in 2009-10. Seven merger and acquisition deals aggregating USD 7,430 million with Bank's participation level of USD 745 million fructified during the year.

Global Link Services (GLS)

GLS, a specialized outfit, caters to speedier processing of transactions. In the year 2009-10, GLS on behalf of domestic branches, handled 1,30,059 export bills and 1,52,951 foreign currency cheque collections aggregating USD 14.09 billion. In addition, it handled 29,24,468 inward remittance transactions amounting to USD 2.94 billion from various centres in the Middle East, UK and USA.

Correspondent Relations

The Bank has entered into correspondent banking arrangement with 502 reputed international banks to extend seamless services to varied clients. These correspondent Banks are located in 124 countries. The Bank also has 2,051 Relationship Management Application (RMA) arrangements for SWIFT, facilitating speedier flow of financial messages.

Country Risk and Bank Exposures

The Bank has in place Country Risk Management Policies in tune with RBI guidelines. These policies outline a robust risk management model with prescriptions for Country, Bank, Product and Counterparty exposure limits. Both Country-wise and Bank-wise exposure limits are monitored and reviewed on a regular basis. The exposure ceilings and classifications are moderated in line with the dynamics of their risk profiles. Periodical corrective steps are initiated to safeguard the Bank's interests.

झ. सहयोगी एवं अनुषंगियां

झ.1 अपने छह सहयोगी बैंकों की 4,841 शाखाओं सहित 17,337 शाखाओं के विशाल नेटवर्क वाला स्टेट बैंक समूह भारत में बैंकिंग उद्योग में प्रमुख स्थान रखता है। बैंकिंग के अतिरिक्त यह समूह अपनी विभिन्न अनुषंगियों के माध्यम से सभी प्रकार की बैंकिंग सेवाएं प्रदान करता है, जिनमें जीवन बीमा, मर्चेंट बैंकिंग, म्युचुअल फण्ड, क्रेडिट कार्ड, फैक्टरिंग, प्रतिभूति ट्रेडिंग, पेंशन निधि प्रबंधन और मुद्रा बाजार में प्राथमिक डीलरशिप शामिल है।

झ.2 सहयोगी बैंक

भारतीय स्टेट बैंक के छह सहयोगी बैंकों का बाजार अंश मार्च 2010 के अंतिम शुक्रवार को जमाराशियों में 6.63 प्रतिशत और अग्रिमों में 6.88 प्रतिशत था।

तालिका: 8 सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

	31.03.2009 को	31.03.2010 को	परिवर्तन (%)
कुल आस्तियाँ	3,12,943	3,59,010	14.72
कुल जमाराशियां	2,64,779	3,02,835	14.37
कुल अग्रिम	1,98,583	2,28,605	15.12
परिचालन लाभ	5,495.05	6,598.72	20.08
निवल लाभ	2,774.47	3,266.57	17.74
ऋण जमा अनुपात	75.00%	75.49%	0.49
पूंजी पर्याप्तता अनुपात	12.96%	13.66%	0.70
सकल अनर्जक आस्तियां	2,699.91	3,997.57	48.06
निवल अनर्जक आस्तियां	1,191.26	1,961.09	64.62
ईक्विटी पर आय	19.83%	18.73%	-1.10

झ.3 एस बी आई कमर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड (एसबीआईसीआई)

मार्च 2010 के अंत तक, एसबीआईसीआई की कुल जमाराशियां एवं कुल अग्रिम क्रमश: रु.491.52 करोड़ और रु.207.98 करोड़ थे। बैंक ने रु. 3.34 करोड़ का परिचालन लाभ और रु. 3.14 करोड़ का निवल लाभ दर्ज किया। मार्च 2010 के अंत तक निवल अनर्जक आस्तियों की राशि शून्य थी।

झ.4 एसबीआई कैपिटल मार्केट्स लिमिटेड (एसबीआई कैप)

29.03.2010 को एसबीआई कैप, एशियन डेवलपमेंट बैंक की एसबीआई कैप की समस्त शेयरधारिता (13.84 प्रतिशत) खरीदकर एसबीआई की एक पूर्ण स्वामित्ववाली अनुषंगी बन गया।

एसबीआई कैप परियोजना सलाहकार सेवाएं, संरचनात्मक वित्त की व्यवस्था, पूंजी बाजार सेवाएं जैसे प्राइवेट ईक्विटी आदि की व्यवस्था प्रस्तावित करने वाली एक पूर्ण सेवा निवेश बैंकिंग इकाई है। वर्ष के दौरान, कंपनी ने कारपोरेट सेक्टर में आधारभूत सेवाओं और गैर-आधारभूत सेवाओं दोनों के लिए ऋण के व्यवस्थापक के रूप में अपनी स्थिति को और अधिक सुदृढ़ बना लिया है।

वर्ष के दौरान कंपनी की अनेक उपलब्धियों में से प्रमुख निम्नानुसार हैं :

- आइएफआर एशिया ने कंपनी को "इंडिया लोन हाउस आफ दि इयर" का पुरस्कार प्रदान किया है।
- कंपनी को परियोजना वित्तपोषण में अग्रणी स्थान हेतु थॉमसन रॉयटर्स द्वारा एशिया प्रशांत क्षेत्र में "वर्ष के सवश्रेष्ठ बैंक" के रूप में पुरस्कृत किया गया है।

तालिका : 9 मार्च 2010 की स्थिति के अनुसार सहयोगी बैंकों के निष्पादन संबंधी उल्लेखनीय तथ्य

(रु. करोड़ में)

बैंक का नाम	पूंजी में भारतीय स्टेट बैंक का हिस्सा (%)	जमाराशियां	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक आफ					
बीकानेर एंड जयपुर	75	45,509	35,563	903.73	455.16
हैदराबाद	100	75,260	53,344	1,720.79	822.71
इंदौर	98.05	30,045	23,943	673.23	307.77
मैसूर	92.33	38,437	29,874	937.40	445.77
पटियाला	100	64,093	46,990	1,307.71	550.89
त्रावणकोर	75	49,491	38,891	1,055.86	684.27
सभी 6 बैंक		**3,02,835**	**2,28,605**	**6,598.72**	**3,266.57**

I. ASSOCIATES AND SUBSIDIARIES

I.1 The State Bank Group with a network of 17,337 branches including 4,841 branches of its six Associate Banks dominates the banking industry in India. In addition to banking, the Group, through its various subsidiaries, provides a whole range of financial services, which include Life Insurance, Merchant Banking, Mutual Funds, Credit Card, Factoring, Security trading, Pension Fund Management and Primary Dealership in the Money Market.

I.2 Associate Banks

SBI's six Associate Banks had a market share of 6.63% in deposits and 6.88% in advances as on last Friday of March 2010.

Table : 8 Performance Highlights of Associate Banks (ABs)

(Amounts in Rs. crores)

	As on 31.03.2009	As on 31.03.2010	Change (%)
Total Assets	3,12,943	3,59,010	14.72
Agg. Deposits	2,64,779	3,02,835	14.37
Total Advances	1,98,583	2,28,605	15.12
Operating Profit	5,495.05	6,598.72	20.08
Net Profit	2,774.47	3,266.57	17.74
Credit Deposit Ratio	75.00%	75.49%	0.49
Capital Adequacy Ratio	12.96%	13.66%	0.70
Gross NPA	2,699.91	3,997.57	48.06
Net NPA	1,191.26	1,961.09	64.62
Return on Equity	19.83%	18.73%	-1.10

I.3 SBI Commercial & International Bank Ltd. (SBICI)

As at the end of March 2010, the aggregate deposits and total advances of SBICI stood at Rs.491.52 crores and Rs.207.98 crores respectively. The Bank recorded an operating and net profit of Rs.3.34 crores and Rs.3.14 crores respectively. The net NPAs as at the end of March 2010 was NIL.

I.4 SBI Capital Markets Limited (SBICAP)

On 29.03.2010, SBICAP has become a wholly owned subsidiary of SBI by buying out the entire shareholding (13.84%) of Asian Development Bank in SBICAPS.

SBICAP is a full service investment banking outfit offering Project Advisory Services, arrangement of Structured Finance, Capital Market Services like Equity Issuances, Mergers & Acquisitions and arrangement of Private Equity etc. The Company, during the year, has further consolidated its dominant position as arrangers of debt for the corporate sector both in the infrastructure as well as non-infrastructure sectors.

The following achievements are some of the recognitions won by the Company during the year:

- IFR Asia has awarded the company as India Loan House of the year.
- The Company has been conferred with "Bank of the year" in Asia Pacific by Thompson Reuters (PFI) for Leadership in Project Finance.

Table : 9 Performance Highlights of the Associate Banks as at March 2010

(Rs. in crores)

Name of the Bank	SBI's share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	45,509	35,563	903.73	455.16
Hyderabad	100	75,260	53,344	1,720.79	822.71
Indore	98.05	30,045	23,943	673.23	307.77
Mysore	92.33	38,437	29,874	937.40	445.77
Patiala	100	64,093	46,990	1,307.71	550.89
Travancore	75	49,491	38,891	1,055.86	684.27
All 6 Banks		**3,02,835**	**2,28,605**	**6,598.72**	**3,266.57**

- यूरोमनी द्वारा वर्ष का पॉवर सौदा (सासन), वर्ष का सड़क सौदा (यमुना एक्सप्रेसवे), और वर्ष का टेलीकाम सौदा (एयर सेल) पुरस्कार।
- थॉमसन रॉयटर्स (पीएफआइ) द्वारा वर्ष का तेल एवं प्राकृतिक गैस सौदा पुरस्कार।
- निम्नांकित में पहला स्थान प्राप्त किया :
  - I. 14.3 प्रतिशत बाजार अंश के साथ वैश्विक भविष्य निधि ऋणों का अधिदेशक प्रमुख व्यवस्थापक।
  - II. 17.3 प्रतिशत बाजार अंश के साथ वैश्विक भविष्य निधि ऋणों का वित्तीय परामर्शदाता।
  - III. 17.5 प्रतिशत बाजार अंश के साथ एशिया-एक्स-जापान का ऋण अधिदेशक व्यवस्थापक।
  - IV. 16.8 प्रतिशत बाजार अंश के साथ-एशिया एक्स-जापान का ऋण बही संचालक।
- कंपनी ने 31 मार्च 2010 तक 63.01 प्रतिशत की वर्ष दर वर्ष वृद्धि दर दर्ज करके 150.10 करोड़ का कर पश्चात लाभ कमाया है जबकि 31.03.2009 को यह रु.92.08 करोड़ था, (रु.74.98 करोड़ की असाधारण आय को छोड़कर)।
- 140% का अंतरिम लाभांश घोषित किया।

झ.5 एसबीआई कैप सिक्युरिटीज लि. (एसएसएल)

एसएसएल, जिसने अपना परिचालन जून 2006 में शुरू किया था, एक ब्रोकिंग सेवा कंपनी है जो रिटेल एवं संस्थागत ग्राहकों को नकद एवं वायदा और विकल्प सौदों में ईक्विटी ब्रोकिंग सेवाएं प्रदान करती है। यह म्युचुअल फंड आदि जैसे अन्य वित्तीय उत्पादों के विक्रय और वितरण का कार्य भी करती है। कंपनी ने एसबीआई और सहयोगी बैंकों के ग्राहकों के लिए ई-ब्रोकिंग सेवाएं शुरू की है। एसएसएल की 70 शाखाएं और 17 फ्रेंचाइजी हैं और यह रिटेल एवं संस्थागत दोनों प्रकार के ग्राहकों को डीमैट, ई-ब्रोकिंग, ईआईपीओ और ई-एमएफ सेवाएं प्रदान करती है। एसएसएल की बहियों में वर्तमान में 1,10,000 से भी अधिक ग्राहक है जिसमें 86,000 से भी अधिक ई-ब्रोकिंग ग्राहक शामिल हैं। कंपनी ने 31 मार्च 2010 को रु. 8.11 करोड़ का लाभ कमाया, जबकि 31.03.2009 को उसे रु. 1.32 करोड़ की हानि हुई थी।

झ.6 एसबीआई कैप्स वैंचर्स लिमिटेड (एसवीएल)

एसबीआई कैप्स वैंचर्स लिमिटेड (एसवीएल), एक 100 मिलियन अमरीकी डालर वाला वैंचर कैपिटल फण्ड, जो एसबीआई होल्डिंग इनकारपोरेशन (साफ्ट बैंक), जापान के साथ संयुक्त रूप से है, ने दो कंपनियों में 8 मिलियन अमरीकी डालर निवेश किए हैं और यह अनेक निवेश प्रस्तावों पर विचार कर रही है। इस फण्ड के कार्य क्षेत्र में रियल इस्टेट और वित्तीय सेवाओं को छोड़कर सभी क्षेत्र शामिल हैं। कंपनी ने 31.03.2010 को रु.1.00 करोड़ का लाभ दर्ज किया जबकि 31.03.2009 को उसे रु.0.07 करोड़ की हानि हुई थी।

झ.7 एसबीआई कैप (यूके) लिमिटेड

एसबीआई कैप (यूके), जो तीन वर्ष पुरानी कंपनी है, ने मार्च 2010 तक रु.4.40 करोड़ की आय अर्जित की है जबकि मार्च 2009 तक इसने रु. 2.14 करोड़ की आय अर्जित की थी। कंपनी ने मार्च 2010 को रु.1.92 करोड़ का निवल लाभ दर्ज किया जबकि पिछले वर्ष की इसी अवधि में इसको आय स्रोतों की विविधता के कारण रु.0.44 करोड़ का निवल लाभ हुआ था।

झ.8 एसबीआई कैप ट्रस्टी कं.लि. (एसटीसीएल)

एसबीआई कैप ट्रस्टी कं. लि.(एसटीसीएल) ने 1 अगस्त 2008 से प्रतिभूति न्यासी व्यवसाय शुरू किया है। 31.03.2010 तक कंपनी की सकल आय रु.3.78 करोड़ और निवल लाभ रु.1.94 करोड़ रहा।

झ.9 एसबीआई डीएफएचआई लिमिटेड

- एसबीआई समूह के पास इस प्राइमरी डीलर कंपनी की 67.01 प्रतिशत शेयधारिता है।
- 31 मार्च 2010 को समाप्त अवधि के लिए कंपनी का कर पश्चात लाभ रु.89.23 करोड़ रहा जबकि मार्च 2009 में 33 प्रतिशत की वर्ष प्रति वर्ष वृद्धि के साथ यह रु.66.94 करोड़ था।
- प्राथमिक डीलर खंड में बाजार अंश में 14.24 प्रतिशत से 17.08 प्रतिशत की वृद्धि दर्ज की गई।
- भारत में प्राथमिक डीलर लीग में कंपनी को पहला स्थान प्राप्त हुआ है।

झ.10 एसबीआई कार्ड्स एंड पेमेंट सर्विसेज लि. (एसबीआईसीएसपीएल)

- एसबीआई कार्ड्स जो भारत में एक मात्र अकेली क्रेडिट कार्ड जारी करने वाली कंपनी है, भारतीय स्टेट बैंक और जीई कैपिटल सर्विसेज का संयुक्त उद्यम है जिसमें भारतीय स्टेट बैंक की 60% अंशधारिता है।
- मार्च 2010 के अंत तक कंपनी के सक्रिय कार्डों की संख्या 26.62 लाख और प्राप्य राशियां रु.1,765 करोड़ रही।
- कंपनी को मार्च 2010 को रु.153.54 करोड़ की कर पूर्व हानि हुई जबकि 31.03.2009 को इसे रु.185.12 करोड़ की कर पूर्व हानि हुई थी।

- Power Deal of the Year (Sasan), Road Deal of the Year (Yamuna Expressway) and Telecom Deal of the Year (Aircel) by Euromoney.
- Oil & Gas Deal of the Year (Cairn India) by Thomson Reuters (PFI).
- Ranked No. 1 in:
  i. Mandated Lead Arranger – Global PF Loans with 14.3% Market Share.
  ii. Financial Advisor- Global PF Loans with17.3% Market Share.
  iii. Loans Mandated Arranger Asia ex-Japan with 17.5% Market Share.
  iv. Loans Book Runner – Asia ex-Japan with 16.8% Market Share.
- The company has posted a PAT of Rs.150.10 crores as on 31st March 2010 as against Rs.92.08 crores (excluding extraordinary income of Rs.74.98 crores) as on 31.03.2009, registering YoY growth of 63.01%.
- Declared an interim dividend of 140%.

I.5 SBICAP Securities Limited (SSL)

SSL, which commenced its operations in June 2006, is a broking company offering equity broking services to retail and institutional clients both in cash as well as in Futures and Options segments. It is also engaged in Sales & Distribution of other financial products like Mutual Funds etc. The Company has launched e-broking services to the clients of SBI and Associate Banks. SSL has 70 branches and 17 franchisees and offers Demat, e-broking, e-IPO and e-MF services to both retail and institutional clients. SSL currently has more than 1,10,000 customers in their books, which include more than 86,000 e-broking clients. The Company has posted a profit of Rs.8.11 crores as on 31.03.2010 as against a loss of Rs.1.32 crores as on 31.03.2009.

I.6 SBICAPS Ventures Limited (SVL)

SBICAPS Ventures Limited (SVL), a USD 100 million Venture Capital Fund, jointly held with SBI Holdings Inc. (Softbank), Japan. The Fund has invested USD 8 million in two companies and a number of investment proposals are being examined. The scope of the fund covers all sectors except real estate and financial services. The Company has posted a profit of Rs.1.00 crore as against a loss of Rs.0.07 crore as on 31.03.2009.

I.7 SBICAP (UK) Ltd.

SBICAP (UK) Ltd., a three year old Company, has booked revenue of Rs.4.40 crores up to March 2010 as against Rs.2.14 crores as on March 2009. The company has posted a net profit of Rs.1.92 crores as on March 2010, as against Rs.0.44 crore in the corresponding period last year due to diversification of income streams.

I.8 SBICAP TRUSTEE Co Ltd (STCL)

SBICAP TRUSTEE Co Ltd (STCL) has commenced security trustee business with effect from 1st August 2008. The Company's gross income for the year ended 31.03.2010 is Rs.3.78 crores and net profit is Rs.1.94 crores.

I.9 SBI DFHI LTD

- SBI group holds 67.01% share in the Company, which is a primary dealer.
- For the period ended 31st March 2010, the Company's PAT was Rs.89.23 crores as against Rs.66.94 crores as on March 2009 with YoY growth of 33%.
- Increased market share in the Primary Dealer Segment from 14.24% to 17.08%.
- The Company is rated No.1 in the league of Primary Dealers in India.

I.10 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL)

- SBI Cards, the only stand-alone credit card issuing company in India, is a joint venture between State Bank of India and GE Capital Services, wherein SBI holds 60% stake.
- The "Cards in Force" (CIF) of the Company stands at 26.62 lacs and the receivables are at Rs.1,765 crores at the end of March 2010.
- The Company has posted a Loss before Tax of Rs.153.54 crores as on March 2010 as against a Loss before Tax of Rs.185.12 crores as on 31.03.2009.

- एसबीआई कार्ड, रीडर्स डाइजेस्ट ट्रस्टेड ब्रांड सर्वेक्षण 2009 में क्रेडिट कार्ड वर्ग में निर्विवाद रूप से स्वर्ण पुरस्कार विजेता बनकर सर्वाधिक विश्वस्त ब्रांड बनकर उभरा है।
- एक विशिष्ट मोबाइल अप्लिकेशन "एम शाप" की शुरुआत की है जो कार्डधारकों को अपने मोबाइल पर खरीददारी की सुविधा उपलब्ध करवाएगा।

झ.11 एसबीआई लाइफ इंश्योरेंस कंपनी लिमिटेड (एसबीआई लाइफ)

- एसबीआई के पास एक अनूठी बहु-वितरण प्रणाली है जिसमें बैंक अश्योरेंस रिटेल एजेंसी एवं संस्थागत गठजोड़ों एवं ग्रुप कारपोरेट माध्यमों के जरिए बीमा उत्पादों का वितरण किया जाता है।
- मिलियन डालर राउंड टेबल (एमडीआरटी) सदस्यों की संख्या के मामले में पूरे विश्व में पहला स्थान प्राप्त हुआ है।
- सी ए आर ई ने इसी रेटिंग में लगातार 3 वर्षों के लिए iAAA रेटिंग प्रदान की है।
- आइ आर डी ए द्वारा किए जाने वाले वर्ग निर्धारण के अनुसार कंपनी नए व्यवसाय की सर्वाधिक वृद्धि दर के लिए निजी बीमाकर्ताओं में सुधार कर अपनी स्थिति में सुधार करके दूसरे स्थान से शीर्ष पर पहुंच गई है।
- कंपनी का सकल प्रीमियम वर्ष प्रति वर्ष 40 प्रतिशत की वृद्धि के साथ 31.03.2010 को रु.10,000 करोड़ का आंकड़ा पार करके रु.10,104 करोड़ तक पहुंच गया।
- सारे उद्योग में एसबीआई लाइफ का बाजार अंश मार्च 2009 के 6% की तुलना में बढ़कर 6.44% हो गया और निजी बीमाकर्ताओं में इसका बाजार अंश मार्च 2009 के 16% से बढ़कर 18.34% हो गया।
- 31.03.2010 को इसने रु.276 करोड़ का कर पश्चात लाभ दर्ज किया जबकि 31.03.2009 को इसे रु.26 करोड़ की हानि हुई थी।
- एसबीआई लाइफ की प्रबंध अधीन आस्तियों में वर्ष प्रति वर्ष 96% की वृद्धि दर्ज हुई और इनकी राशि रु.28,551 करोड़ तक पहुंच गई।
- वर्ष 2009-10 के दौरान जारी की गई नई व्यक्तिगत पालिसियों की संख्या 13.53 लाख रही जबकि पिछले वर्ष की इसी अवधि के दौरान इनकी संख्या 9.37 लाख रही थी।

झ.12 एसबीआइ फंड्स मैनेजमेंट (प्रा.) लि. (एसबीआईएफएमपीएल)

- एसबीआईएफएमपीएल, जो भारतीय स्टेट बैंक की म्यूचुअल फंड अनुषंगी है, प्रबंध अधीन आस्तियों के अनुसार सातवां सबसे बड़ा फंड हाउस है और 5.9 मिलियन निवेशकों के साथ बाजार की एक प्रमुख म्यूचुअल फंड कंपनी है।
- पिछले वर्षों में इस फंड हाउस की योजनाओं का निष्पादन उत्कृष्ट बना हुआ है और निवेशकों के लिए यह पसंदीदा निवेश रहा है।
- कंपनी ने 31.03.2010 को रु.75.87 करोड़ का कर पश्चात् लाभ अर्जित किया है जिसमें वर्ष प्रति वर्ष 10% की वृद्धि हुई है।
- कंपनी की औसत "प्रबंधन अधीन आस्तियाँ" रही। मार्च 2010 के अंत तक रु.37,417 करोड़ (बाजार अंश 5.01%) रही।

झ.13 एसबीआई ग्लोबल फैक्टर्स लिमिटेड (एसजीएफएल)

- आवश्यक विधिक एवं नियामक अनुमोदन प्राप्त करके एसबीआइ फैक्टर्स एंड कमर्शियल सर्विसेज प्राइवेट लिमिटेड का ग्लोबल ट्रेड फाइनेंस के साथ 11 फरवरी 2010 को विलय कर दिया गया।
- विलय की गई इकाई को अब "एसबीआई ग्लोबल फैक्टर्स लिमिटेड" कहा जाएगा।
- दोनों अनुषंगियों का विलय, देशी एवं अंतरराष्ट्रीय फैक्टरिंग व्यवसाय के बाजार अंश में वृद्धि करने और परिचालनों में तालमेल स्थापित करने तथा कार्य कुशलता में वृद्धि करने हेतु किया गया।
- एसजीएफएल फैक्टरिंग का इस महत्वपूर्ण खंड में 80% से अधिक का बाजार अंश है।
- अर्थव्यवस्था की मंदी का एमएसएमई और निर्यातों पर व्यापक कुप्रभाव पड़ा है जिससे एसजीएफएल के फैक्टरिंग पोर्टफोलियो में तेजी से वृद्धि हुई है।
- 31 मार्च 2010 को समाप्त वर्ष में कंपनी का टर्नओवर रु.12,978 करोड़ था।
- कंपनी ने मार्च 2010 को रु.6.58 करोड़ का कर पश्चात लाभ अर्जित किया।

झ.14 एसबीआई पेंशन फंड्स प्रा.लि. (एसबीआईपीएफ)

एसबीआईपीएफ केंद्र सरकार (सशस्त्र सेनाओं को छोड़कर) और राज्य सरकार के कर्मचारियों के लिए नई पेंशन योजना के अंतर्गत पेंशन निधियों का प्रबंध करने के लिए पेंशन निधि विनियमन एवं विकास प्राधिकरण द्वारा नियुक्त तीन निधि व्यवस्थापकों

- SBI Cards has emerged as the most trusted brand by being the undisputed Gold Award winner in Reader's Digest Trusted Brands Survey 2009 in Credit Card category.
- Launched "mShop" a unique mobile application that will allow the Cardholders to make purchase on their mobile.

I.11. SBI Life Insurance Company Limited (SBILIFE)

- SBI Life has a unique multi-distribution model comprising Bancassurance, Retail Agency & Institutional Alliances and Group Corporate Channels for distribution of insurance products.
- Ranked 1st worldwide in terms of number of Million Dollar Round Table (MDRT) members.
- CARE has assigned iAAA rating to the company for consecutive 3 years in a row.
- Company tops the list of private sector insurance companies, improving its position from 2nd rank in terms of New Business Premium, as per IRDA rankings.
- Gross Premium of the Company has crossed the milestone of Rs.10,000 crores to Rs.10,104 crores as on 31.03.2010 registering a YoY growth of 40%.
- The market share of SBI Life in the total industry improved to 6.44% as against 6% in March 2009 and to 18.34% amongst private insurers from 16% as at March 2009.
- Recorded a PAT of Rs.276 crores as on 31.03.2010 as against a loss of Rs.26 crores as on 31.03.2009.
- The 'Assets Under Management' of SBI Life recorded a growth of 96% YoY to reach Rs.28,551 crores.
- Number of new Individual policies written during 2009-10 is 13.53 lacs as against 9.37 lacs during the same period last year.

I.12. SBI Funds Management (P) Ltd. (SBIFMPL)

- SBIFMPL, the Mutual Fund arm of SBI, is the 7th largest Fund House in terms of "Assets Under Management" and a leading player in the market with 5.9 million investors.
- The schemes of the Fund House have performed consistently over the years and have emerged as the preferred investment for investors.
- The company has posted a PAT of Rs.75.87 crores as on 31.03.2010 registering YoY growth of 10%.
- The average "Assets Under Management" (AUM) of the company as at March 2010 stood at Rs.37,417 crores (market share 5.01%).

I.13 SBI Global Factors Ltd (SGFL)

- The merger of SBI Factors & Commercial Services Private Ltd. with Global Trade Finance Ltd. has been completed on 11th February 2010 after obtaining necessary legal and regulatory approvals.
- The merged entity is now called as "SBI Global Factors Ltd."
- The merger of two subsidiaries was effected to improve the market share in domestic and international factoring business as also to have synergy in operations and optimising efficiency.
- SGFL commands 80% plus market share in this niche segment of factoring.
- The recession in the economy has severely impacted MSMEs and exports leading to sharp rise in delinquencies in the factoring portfolio of SGFL.
- During the year ended 31st March 2010, the turnover of the company was Rs.12,978 crores.
- The company earned a PAT of Rs.6.58 crores as on March 2010.

I.14 SBI Pension Funds Pvt. Ltd. (SBIPF)

- SBIPF is one of the three Fund Managers appointed by Pension Fund Regulatory & Development Authority (PFRDA) for management of Pension Funds under the New Pension System for Central Government (except Armed Forces) and State Government Employees. SBIPF, a wholly owned subsidiary of the State Bank Group, commenced its operations from April 2008. SBIPF has got the

में से एक है। एसबीआईपीएफ, जो स्टेट बैंक समूह की पूर्ण स्वामित्ववाली अनुषंगी है, ने अप्रैल 2008 से अपना कार्य प्रारंभ किया है। एसबीआईपीएफ को, नई पेंशन प्रणाली के अंतर्गत प्राप्त पेंशन निधियों की कुल राशि के 54% भाग का प्रबंध करने का अधिदेश प्राप्त हुआ है।

- 31 मार्च 2010 को कंपनी की "प्रबंध अधीन आस्तियों" की कुल राशि रु.2,277.50 करोड़ थी (जिसमें वर्ष प्रति वर्ष 94.12% की वृद्धि हुई)।
- कंपनी ने रु.2.85 लाख का निवल लाभ दर्ज किया।
- वित्तीय वर्ष के दौरान कंपनी सरकारी पेंशन योजना और राज्य सरकार पेंशन योजना में निरंतर अग्रणी रही और कुछ अन्य योजनाओं में भी पहले अथवा दूसरे स्थान पर रही।

सहयोगियों एवं अनुषंगियों की वर्ष के दौरान प्रमुख गतिविधियां :

- भारत सरकार ने बैंक को अपने सहयोगी बैंकों में से एक स्टेट बैंक आफ इंदौर का अधिग्रहण करने हेतु सैद्धांतिक अनुमोदन प्रदान कर दिया है और भारतीय रिजर्व बैंक तथा भारत सरकार से अंतिम अनुमोदन की प्रतीक्षा है।
- बैंक ने अपने पूर्ण स्वामित्ववाली एक देशी बैंकिंग अनुषंगी एसबीआईसीआई बैंक का अपने साथ विलय करने का निर्णय लिया है जिससे तालमेल और दक्षता में वृद्धि की जा सके। भारत सरकार से आवश्यक अनुमोदन की प्रतीक्षा है।
- बैंक ने एसबीआई फैक्टर्स एंड कमर्शियल सर्विसेज प्राइवेट लिमिटेड का ग्लोबल ट्रेड फाइनेंस लि. के साथ विलय कर दिया। विलयित कंपनी को अब 'एसबीआई' ग्लोबल फैक्टर्स लि. कहा जाता है।
- क्रेडिट एग्रीकोल एस.ए. (सीए) और सोसाइटी जनरल (एसजी) ने अपने आस्ति प्रबंधन परिचालनों को सम्मिलित कर लिया है और उसे आमुंदी के रूप में नया नाम दिया है, जिसे सीएएएम समूह, जो सीए की आस्ति प्रबंधन अनुषंगी है, की सम्पूर्णता के साथ और एसजी के आस्ति प्रबंधन व्यवसाय, एसजीएएम के यूरोपीयन एवं एशियन कार्यकलाप के साथ ही साथ टीसी डब्ल्यू, जो अमेरिका में उसकी आस्ति प्रबंधन अनुषंगी है, के 20 प्रतिशत के साथ जोड़ा जाएगा। यह सम्मिलित कंपनी यूरोप में चौथी आस्ति प्रबंधक और विश्व में 9वीं सबसे बड़ी आस्ति प्रबंधक कंपनी होगी। इस कारण से, एसजीएएम द्वारा रखे गए एसबीआईएफएमपीएल के शेयर आमुंदी को हस्तांतरित हो जाएंगे। आवश्यक अनुमोदन हेतु सेबी के पास आवेदन किया गया है, जो अभी प्राप्त होना है।

ञ आस्ति गुणवत्ता

अनर्जक आस्ति प्रबंधन

31.03.2010 की स्थिति के अनुसार अनर्जक आस्तियों में कमी लाए जाने की स्थिति यहां नीचे प्रस्तुत की गई है:

तालिका : 10 आस्ति गुणवत्ता (रुपए करोड़ में)

1	सकल अनर्जक आस्तियां	19,535
	सकल अनर्जक आस्तियों का प्रतिशत	3.05%
2	निवल अनर्जक आस्तियां	10,870
	निवल अनर्जक आस्तियों का प्रतिशत	1.72%
3	अनर्जक आस्तियों की नकद वसूली	2,059
4	मानक आस्तियों के रूप में कोटिउन्नयन	3,972
5	बट्टे खाते	1,991
6	अनर्जक आस्तियों में सकल कमी (3+4+5)	8,022
7	मानक आस्तियों से अनर्जक आस्तियों के रूप में हालिया गिरावट	11,843
8	बट्टे खाता डाले गए ऋणों में वसूली	990

- कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था और बैंक की अपनी योजना दोनों के अंतर्गत ह्रासित मानक आस्तियों तथा व्यवहार्य अनर्जक आस्तियों के पुनर्गठन को सर्वोच्च प्राथमिकता दी गई जिससे अनर्जक आस्तियों में नए परिवर्धन को रोका जा सके तथा अनर्जक आस्तियों के वर्तमान स्तर को भी कम किया जा सके।
- अनर्जक आस्तियों को रोकने के लिए समय रहते कदम भी उठाए गए हैं।
- सम्पूर्ण बैंकिंग प्रणाली द्वारा कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था को संदर्भित रु.20,154 करोड़ के ऋण के कुल 31 मामलों में से बैंक ने सीडीआर के अंतर्गत रु.2,995 करोड़ के ऋण के 8 मामले संदर्भित किए हैं। संदर्भित मामलों में ऋण में हमारा अंश राशि के अनुसार 14.86% रहा। सभी मामलों में, समय से हस्तक्षेप किए जाने से खातों की मानक आस्ति स्थिति को बनाए रखा जा सका।
- वर्ष के दौरान रु.23.84 करोड़ की मूल बकाया राशि को शामिल करते हुए 3 वित्तीय आस्तियों अन्य बैंकों/एआरसी को बेच दी गई।

mandate to manage 54% of the total corpus of pension funds received under the New Pension System.

- The total "Assets Under Management' of the company as on 31st March 2010 was Rs.2,277.50 crores (YoY growth of 94.12%).
- The Company recorded a net profit of Rs.2.85 lacs.
- During the financial year, the company has been leading consistently in the Govt. Pension Scheme and State Govt. Scheme and has been in 1st or 2nd position in a few other schemes.

Important Developments during the year in Associates & Subsidiaries:

- Government of India has given in-principle approval to the Bank for acquiring State Bank of Indore, one of its Associate Banks and the proposal is awaiting final approval from RBI and GoI.
- The Bank has also decided to merge SBICI Bank, a wholly owned domestic banking subsidiary, with itself to bring about further synergy and efficiency. Necessary approval is awaited from the Government of India.
- The Bank has merged SBI Factors & Commercial Services Pvt. Ltd with Global Trade Finance Ltd., and the merged entity is now known as "SBI Global Factors Ltd."
- Credit Agricole S.A. (CA) and Societe Generale (SG) have combined their asset management operations and renamed it as Amundi, which is set to combine the entirety of CAAM group, the asset management arm of CA and the European and Asian activities of SG's asset management business, SGAM, as well as 20% of TCW, its asset management subsidiary in the USA. The combined entity will be the 4th largest asset manager in Europe and the 9th globally. As part of this, the shares of SBIFMPL held by SGAM will be transferred to Amundi. An application has been made with SEBI for necessary approval, which is awaited.

J. ASSET QUALITY

NPA Management

The position of NPA reduction as on 31.03.2010 is given hereunder:

Table : 10 Asset Quality (Rs. in crores)

1	Gross NPAs	19,535
	Gross NPA Percentage	3.05%
2	Net NPAs	10,870
	Net NPA Percentage	1.72%
3	Cash Recovery in NPA	2,059
4	Up-gradation to Standard Assets	3,972
5	Write offs	1,991
6	Gross reduction in NPAs (3+4+5)	8,022
7	Fresh slippages of Standard Assets to NPA category	11,843
8	Recovery in written off accounts	990

- Restructuring of impaired Standard Assets as well as viable non-performing assets, both under CDR mechanism as well as under the Bank's own scheme, have been given top priority for arresting new additions and reducing the existing level of NPAs.
- Proactive steps have also been taken for prevention of NPAs.
- The Bank referred 8 cases with aggregate exposure of Rs.2,995 crores to CDR mechanism this year out of a total of 31 cases with aggregate exposure of Rs.20,154 crores referred to CDR by the Whole Banking system. Thus, our share in the debt in the cases referred was 14.86% by value. In all cases, timely intervention enabled the accounts to retain their standard asset status.
- 3 Financial Assets involving principal outstanding of Rs.23.84 crores have been sold to other banks/ARCs during the year.

ट. सूचना प्रौद्योगिकी

i) **नेटवर्किंग :** बैंक ने पट्टे पर ली हुई लाइनों, वीसैटों और सीडीएम प्रौद्योगिकी, जो सभी महत्वपूर्ण व्यवसाय अप्लिकेशनों की सहायता कर रही है, के माध्यम से स्टेट बैंक समूह के 18,189 शाखाओं/कार्यालयों और स्टेट बैंक समूह के 21,485 एटीएमों को जोड़ने वाली एक सुरक्षित सशक्त और वृहद वैन (WAN) संरचना को कार्यान्वित किया है।

ii) **कोर बैंकिंग :** बैंक का कोर बैंकिंग नेटवर्क विश्व के सबसे बड़े नेटवर्कों में से एक है जिसका कार्यान्वयन एक बृहद कार्य था। इस दौरान अनेक प्रकार का तकनीकी विकास जैसे प्रमुख बैच प्रोग्रामों के अनेक स्तरों पर कार्यान्वयन से कारोबारी परिचालनों में सुविधा हुई। अनेक महत्वपूर्ण सेवाएँ जैसे डिफेंस सेलरी पैकेज, एएसबीए, यूनिवर्सल पासबुक आदि सफलतापूर्वक शुरू की जा सकी जिससे सरकार, कंपनियों और व्यक्तिगत ग्राहकों की विशेष प्रकार की आवश्यकताओं की पूर्ति हो पाई।

iii) **एटीएम :** एटीएमों की संख्या 21,485 हो जाने से, स्टेट बैंक समूह का एटीएम नेटवर्क विश्व में सबसे बड़ा हो गया है, और यह उपभोक्ता बिल भुगतान, मंदिरों/न्यासों को दान आदि देने, कार्ड से कार्ड राशि अंतरण आदि जैसी अनेक मूल्यवर्धित सेवाएं प्रस्तुत कर रहा है। विक्रय केन्द्र टर्मिनलों पर डेबिट कार्डों के उपयोग को बढ़ावा देने के लिए एक लॉयल्टी रिवार्ड्स प्रोग्राम शुरू किया गया है, जो अपनी तरह का पहला प्रोग्राम है। कम लागत वाले ग्रामीण एटीएमों की शुरुआत करने की एक प्रमुख पहल की योजना बनाई गई है, जिसमें से 300 एटीएमों को बिजली सौर ऊर्जा से प्राप्त होगी। अनेक कार्य करने वाले कियो का कार्यान्वयन शुरू कर दिया गया है जिससे इन कियो के माध्यम से गैर-नकदी एटीएम लेनदेन, इंटरनेट बैंकिंग लेनदेन, पासबुक प्रिंटिंग आदि जैसी सुविधाएं प्रदान की जा सकें।

iv) **इंटरनेट बैंकिंग :** बैंक के इंटरनेट बैंकिंग उत्पाद को उसके रिटेल एवं कारपोरेट ग्राहकों को प्रस्तावित किए गए अनेक प्रकार के उत्पादों एवं सेवाओं के लिए और प्रयोक्ता (यूजर) के लिए सुविधाजनक होने की वजह से अत्यधिक उच्च श्रेणी प्रदान की गई है। वर्ष के दौरान इसमें कुछ नई सेवाओं को जोड़ दिया गया, जैसे 15 राज्यों में वाणिज्यिक करों का ऑन लाइन भुगतान, एएसबीए, एनआरआई ईजी-ट्रेड पेंशन स्लिप, ऑन लाइन लेनदेनों के लिए एसएमएस अलर्ट्स, वर्चुअल की बोर्ड, वीजा मनी ट्रांस्फर, यूपीएससी/एसएससी भर्ती आवेदन शुल्क भुगतान, ई-टीडीआर/एसटीडीआर इत्यादि। वर्ष के दौरान रिटेल इंटरनेट ग्राहकों के लिए एक लॉयल्टी रिवार्ड्स प्रोग्राम भी शुरू किया गया।

v) **भुगतान प्रणाली समूह :** इस वर्ष आरटीजीएस और एनईएफटी लेनदेन की संख्या में तीव्र वृद्धि हुई। मोबाइल पर एसएमएस के द्वारा और संपर्क केन्द्र के माध्यम से भी एक पैमेंट ट्रेकिंग प्रणाली का कार्यान्वयन किया गया जिससे ग्राहक अपने आरटीजीएस/एनईएफटी धन-प्रेषण की स्थिति के बारे में जानकारी प्राप्त कर सकें। वर्ष के दौरान बड़ौदा में कस्टमर वॉयस पोर्टल संबंधी एक द्वितीय संपर्क केन्द्र की स्थापना की गई। संपर्क केन्द्र में एक शिकायत प्रबंधन प्रणाली का कार्यान्वयन किया गया है जिनमें एटीएमों पर नकदी लेनदेन करने संबंधी ग्राहकों की शिकायतों का निवारण किया जाता है। वरिष्ठ नागरिकों की आवश्यकताओं को ध्यान में रखते हुए एक संपर्क केंद्र की शुरुआत की गई है जिससे पेंशनर संपर्क केंद्र के माध्यम से अपने पेंशन विवरणों से संबंधित पूछताछ कर सकेंगे।

vi) **मोबाइल बैंकिंग :** इस समय निधि अंतरण, पूछताछ, चैक बुक संबंधी अनुरोध, बिल भुगतान, मोबाइल टॉप-अप, डीटीएच सेवाओं की रीचार्जिंग, डीमैट खाता संबंधी पूछताछ जैसी अनेक मोबाइल बैंकिंग सेवाएं प्रदान की जा रही हैं।

vii) **एन्टरप्राइज डाटा वेयरहाउस :** वर्ष के दौरान एन्टरप्राइज डाटा वेयरहाउस परियोजना (इडीडब्ल्यूपी) शुरू की गई। यद्यपि कुछ व्यवसाय महत्वपूर्ण रिपोर्टें ईडीडब्ल्यूपी द्वारा पहले से ही उपलब्ध करायी जा रही हैं, फिर भी आखिरी प्रयोक्ताओं को एक वेब पोर्टल के माध्यम से परिचालन एवं निर्णय लेने संबंधी अपेक्षाओं की पूर्ति के लिए आवश्यक सभी नियमित एवं तदर्थ रिपोर्टें चरणबद्ध ढंग से प्राप्त हो सकेंगी।

viii) **सूचना सुरक्षा :** बैंक ने एक सशक्त आईटी नीति और सूचना प्रणाली सुरक्षा नीति का कार्यान्वयन किया है जो अंतरराष्ट्रीय श्रेष्ठ प्रथाओं से सुसज्जित है। इन नीतियों की समय समय पर समीक्षा की जाती है और उन्हें समुचित रूप से कारगर बनाया जाता है जिससे उभरती हुई चुनौतियों पर ध्यान दिया जा सके। सुरक्षा सुनिश्चित करने और स्टाफ में जागरूकता बढ़ाने के लिए नियमित सुरक्षा अभ्यास और कर्मचारी जागरूकता कार्यक्रम आयोजित किए जाते हैं।

K. INFORMATION TECHNOLOGY

i) Networking: The Bank has implemented a secure, robust and scalable WAN architecture connecting 18,189 Branches/Offices and 21,485 ATMs of State Bank Group through leased lines, VSATs and CDMA technology, supporting all critical business applications.

ii) Core Banking: The Bank's CBS implementation is among the world's largest. Several technical enhancements, such as multi-streaming of key batch programs have facilitated elongation of the business operations window. Many important functionalities, such as, Defence Salary Package, ASBA, Universal Passbook etc., have been successfully introduced in the application to meet specific requirements of Govt., Corporate and individual customers.

iii) ATM: With 21,485 ATMs, the network of State Bank Group ATM is among the largest in the world, offering several value-added services such as Utility Bill Payment, Temple/ Trust Donations, Card to Card Transfer etc. A loyalty Rewards program, the first of its kind, was launched to encourage the usage of Debit Cards at PoS terminals. A key initiative is the planned launch of low cost rural ATMs, of which 300 will be powered by solar energy. Rolling-out of multifunctional kiosks has been initiated for offering facilities like non-cash ATM transactions, Internet Banking transaction, passbook printing etc., through these kiosks.

iv) Internet Banking: The Bank's Internet Banking product has been rated very high for its customer friendly user interface and the range of products and services offered to retail and corporate customers. Some of the new features enabled during the year include, online payment of commercial taxes in 15 States, ASBA, NRI eZ-trade, Pension Slip, SMS alerts for on-line transactions, virtual keyboard, VISA money transfer, UPSC/SSC recruitment application fee payment, e-TDR/ STDR etc. A Loyalty Rewards program for retail internet customers was also launched during the year.

v) Payment Systems Group: The year has witnessed a sharp increase in volume of RTGS and NEFT transactions. A Payment Tracking System has been implemented through SMS on mobile as also through the Contact Centre to enable customers know the status of their RTGS/NEFT remittance. A second Contact Centre on Customer Voice Portal was set up at Vadodara during the year. A complaint Management System has been implemented at Contact Centre wherein the cash related ATM complaints from the customers are resolved. Keeping in view the requirement of senior citizens, a Pension Management System was introduced at Contact Centre enabling the pensioners to make enquiry on their pension details through Contact Centre.

vi) Mobile Banking: A host of Mobile Banking services, such as funds transfers, enquiries, cheque book requests, bill payments, Mobile Top-up, recharging of DTH services, Demat account enquiry are currently being offered.

vii) Enterprise Data Warehouse: The Enterprise Data Warehouse Project (EDWP) was launched during the year. While a few business critical reports are already being provided by EDWP, the end users will have access to all regular and ad hoc reports required for operational and decision making requirements through a web portal in a phased manner.

viii) Information Security: The Bank has implemented a robust IT Policy and Information System Security Policy which is in line with international best practices. These policies are reviewed periodically and suitably strengthened in order to address emerging threats. Regular Security Drills and Employee Awareness programs are conducted to ensure security and increase awareness among staff.

ix) **विदेशी कार्यालय :** 23 देशों में स्थित हमारे 125 विदेशी कार्यालयों के सभी अप्लिकेशन/डाटाबेस संबंधी आंकड़े अब बेलापुर में बैंक के डाटा सेंटर में अवस्थित हैं और डिजास्टर रिकवरी साइट, चेन्नई में अवस्थित है। 119 विदेशी कार्यालयों में इंटरनेट बैंकिंग उपलब्ध कराई गयी है। विदेशी केन्द्रों के 75 एटीएमों को हमारे एटीएम स्विच से जोड़ दिया गया है।

x) **क्षेत्रीय ग्रामीण बैंक (आरआरबी) कंप्यूटरीकरण :** भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार, एएसपी मॉडल के माध्यम से "B@ncs24" अप्लिकेशन सॉफ्टवेयर का प्रयोग करते हुए क्षेत्रीय ग्रामीण बैंकों को सीबीएस प्लेटफॉर्म पर लाने के लिए एक परियोजना शुरू की गई है। 31.03.2010 को स्टेट बैंक समूह द्वारा प्रायोजित छह आरआरबी की सभी शाखाओं को सीबीएस से जोड़ दिया गया है। कोर बैंकिंग प्लेटफॉर्म पर आरआरबी कंप्यूटरीकरण वित्तीय वर्ष 2010-11 के दौरान पूरा कर लिया जाएगा।

xi) **स्टेट बैंक सूचना एवं संचार प्रबंधन संस्थान (एसबीआइआइसीएम) :** बैंक की अपेक्षाओं के अनुसार इस संस्थान ने विभिन्न प्रकार के प्रशिक्षण कार्यक्रम शुरू किए हैं। वित्तीय वर्ष 2009-10 के दौरान एसबीआइआइसीएम ने 103.92% क्षमता के उपयोग के साथ 265 कार्यक्रम संचालित किए।

xii) **पुरस्कार एवं सम्मान :** वर्ष के दौरान, सूचना प्रौद्योगिकी क्षेत्र में बैंक को निम्नलिखित पुरस्कार प्राप्त हुए :

- सूचना प्रौद्योगिकी को अपनाने के प्रति कारगर एवं स्वयंपूर्ण दृष्टिकोण और व्यवसाय कार्यनीति के साथ सूचना प्रौद्योगिकी के सही तालमेल के लिए नासकॉम सीएनबीसी आईटी यूजर अवार्ड-2009.
- विकास में आनेवाली रुकावटों को दूर करने और नए अवसर सृजित करने के लिए प्रौद्योगिकी में लचीलापन, परिमाण तथा विश्वसनीयता बढ़ाने के लिए सेंट्रल प्लान स्कीम मॉनिटरिंग हेतु फाइनैंशियल इनोवैटर अवार्ड।
- आईबीए, फिनैक्ल एण्ड टीएफसीआई बैंकिंग टैक्नोलॉजी अवार्ड 2009 : "टैक्नोलॉजी बैंक ऑफ दी ईयर" अवार्ड।

विविध परिचालन	
ठ	जोखिम प्रबंधन एवं आंतरिक नियंत्रण
ड	ग्राहक सेवा एवं कारपोरेट सामाजिक दायित्व
ढ	कारपोरेट संप्रेषण एवं परिवर्तन
ण	संगठनात्मक योजना
त	सूचना का अधिकार अधिनियम
थ	मानव संसाधन विभाग
द	व्यवसाय प्रक्रिया पुनर्विन्यास
ध	राजभाषा
न	बैंकिंग परिचालन विभाग
प	सुपर सर्कल ऑफ एक्सिलेंस
फ	ऋण नीति एवं कार्यविधि विभाग

ठ. जोखिम प्रबंधन एवं आंतरिक नियंत्रण

भारतीय स्टेट बैंक में जोखिम प्रबंधन

ठ.1 जोखिम प्रबंधन संरचना

ऋण, बाजार, परिचालन और समूह जोखिमों को शामिल करते हुए सम्पूर्ण जोखिम प्रबंधन के लिए एक स्वतंत्र जोखिम अभिशासन संरचना लागू की गई है। इस संरचना में प्रौद्योगिकी के साथ, परिचालन स्तर पर व्यवसाय इकाइयों के सशक्तिकरण का प्रयास किया जाता है जिससे उद्‌गम स्थल पर जोखिम की पहचान करके उसका नियंत्रण किया जा सके।

बैंक में लागू जोखिम नियंत्रण संरचना निम्नानुसार है :



निदेशक बोर्ड
निरीक्षण एवं प्रबंधन लेखा-परिक्षा
बोर्ड की जोखिम प्रबंधन समिति
एएलसीओ
एमडी एवं सीसीआरओ
सीजीएम (आरएम)
जोखिम प्रबंधन समितियां
ऋण जोखिम प्रबंधन समिति
परिचालन जोखिम प्रबंधन समिति
बाजार जोखिम प्रबंधन समिति
समूह जोखिम प्रबंधन समिति
जीएम (ऋण जोखिम)
डीजीएम (बाजार जोखिम)
डीजीएम (परिचालन जोखिम)
डीजीएम (समूह जोखिम)
ऋण जोखिम प्रबंधन दल
बाजार जोखिम प्रबंधन दल
परिचालन जोखिम प्रबंधन दल
समूह जोखिम प्रबंधन दल

- उद्यमव्यापी जोखिम की निगरानी एवं नियंत्रण करने की संपूर्ण जिम्मेदारी बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) की

ix) Foreign Offices: All the application/ database instances of our 125 foreign offices in 23 countries are now centrally located at the Bank's Data Centre at Belapur, with the Disaster Recovery Site located at Chennai. Internet banking has been extended to 119 foreign offices. 75 ATMs of foreign centres are connected to our ATM Switch.

x) Regional Rural Bank (RRB) Computerisation: In pursuance to RBI guidelines, a Project was initiated to bring the RRBs on to CBS platform using "B@ncs24" application software through the ASP model. As on 31.03.2010, all branches of six RRBs sponsored by State Bank Group have been migrated to CBS. RRB computerization on Core Banking platform will be completed during the financial year 2010-11.

xi) State Bank Institute of Information and Communication Management (SBIICM): The institute has introduced a variety of training programmes in tune with the Bank's requirements. SBIICM has conducted 265 programmes covering 6,885 officials with a capacity utilisation of 103.92% during the financial year 2009-10.

xii) Awards & Accolades: During the year, the Bank has won the following awards in the IT area:

- Nasscom CNBC IT User Award 2009 for the proactive and holistic approach to IT adoption and the seamless alignment of IT with business strategy.
- Financial Innovator Award for Central Plan Scheme Monitoring for harnessing the flexibility, scalability and reliability of technology to remove obstacles to progress and create new opportunities.
- IBA, Finacle & TFCI Banking Technology Awards 2009: "Technology Bank of the Year" Award.

Miscellaneous Operations	
L	Risk Management & Internal Controls
M	Customer Service & Corporate Social Responsibility
N	Corporate Communication & Change
O	Organisational Planning
P	Right to Information Act.
Q	Human Resources Department
R	Business Process Re-engineering
S	Official Language
T	Banking Operation Department
U	Super Circle of Excellence
V	Credit Policy and Procedures Department

L. RISK MANAGEMENT & INTERNAL CONTROLS

Risk Management in SBI

L.1 Risk Management Structure

An independent Risk Governance Structure is in place for Integrated Risk Management covering Credit, Market, Operational and Group Risks. This framework visualises empowerment of Business Units at the operating level, with technology being the key driver, enabling identification and management of risk at the place of origination.

The Risk Governance Structure in place in the Bank is as under:



BOARD OF DIRECTORS
Inspection and Management Audit
RISK MANAGEMENT COMMITTEE OF THE BOARD
ALCO
MD & CCRO
CGM (RM)
Risk Management Committees
CREDIT RISK MANAGEMENT COMMITTEE
OPERATIONAL RISK MANAGEMENT COMMITTEE
MARKET RISK MANAGEMENT COMMITTEE
GROUP RISK MANAGEMENT COMMITTEE
GM (Credit Risk)
DGM (Market Risk)
DGM (Operational Risk)
DGM (Group Risk)
Credit Risk Management Team
Market Risk Management Team
Operational Risk Management Team
Group Risk Management Team

- The Risk Management Committee of the Board (RMCB) has the overall responsibility to monitor

है। इस समिति (आरएमसीबी) की सहायता के लिए ऋण जोखिम प्रबंधन समिति (सीआरएमसी), बाजार जोखिम प्रबंधन समिति (एमआरएमसी), परिचालन जोखिम प्रबंधन समिति (ओआरएमसी), समूह जोखिम प्रबंधन समिति (जीआरएमसी) और आस्ति देयता प्रबंधन समिति (एएलसीओ) उपलब्ध रहती हैं।

- आस्ति देयता प्रबंधन समिति को छोड़कर, उपर्युक्त सभी समितियों का नेतृत्व प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी द्वारा किया जाता है जो आरएमसीबी के अध्यक्ष भी हैं। एएलसीओ समिति का नेतृत्व उप प्रबंध निदेशक एवं मुख्य वित्त अधिकारी द्वारा किया जाता है।
- जोखिम प्रबंधन की व्यवसाय वृद्धि और कार्यनीतिक व्यवसाय आयोजना में महत्वपूर्ण भूमिका रहती है। व्यवसाय रणनीति तैयार करते समय आधारभूत जोखिमों का आकलन किया जाता है। जोखिम की प्रत्येक संभावना एवं व्यवसाय कार्यों के बीच परस्पर निर्भरताएं/संबंध का निरंतर आकलन किया जाता है।

ठ.2 बेसल-II का कार्यान्वयन

- भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार, बैंक ने बेसल-II संरचना 31 मार्च 2008 को लागू की। साथ ही अद्यतन पद्धतियां अपनाने, अग्रिम दृष्टिकोणों की अपेक्षाओं को पूरा करने के लिए बैंक ने प्रणाली एवं कार्यविधियों, सूचना प्रौद्योगिकी क्षमताओं और जोखिम नियंत्रण संरचना को बेहतर बनाने की प्रक्रिया शुरू की है।
- नए ऋण जोखिम निर्धारण मॉडल, आंतरिक रेटिंगों की स्वतंत्र एजेंसियों से पुष्टि कराने और ऋण आंकड़ा गुणवत्ता में सुधार करने जसी विभिन्न पहलों से पूंजी का कारगर उपयोग और विकसित दृष्टिकोणों का अंगीकरण आसान हो जाएगा।
- बेहतर जोखिम प्रबंधन प्रथाओं, बेसल-II अपेक्षाओं और पूंजी को सुरक्षित रखने तथा उसका इष्टतम उपयोग करने के उद्देश्य के साथ जोड़ने में परिचालन स्तर पर जागरूकता में वृद्धि करने के प्रयास जारी हैं।
- इन परिवर्तनों को ध्यान में रखते हुए कि बैंक के संविभागों पर दबाववाली स्थितियां आ सकती हैं, बैंक में एक ऐसी नीति लागू है, जिसमें समय समय पर दबाव परीक्षण संचालित करने और जहां कहीं आवश्यक हो, सुधारात्मक उपाय शुरू करने के लिए एक संचरना उपलब्ध कराई गई है। अधिक जोखिमपूर्ण स्थितियों को शामिल करने के लिए इन परीक्षणों के कार्य-क्षेत्र की निरंतर समीक्षा की जाती है।

ठ.3 ऋण जोखिम प्रबंधन

- ऋण जोखिम प्रबंधन प्रक्रिया में ऋण जोखिमों की पहचान, मूल्यांकन, मापन, निगरानी और नियंत्रण शामिल होते हैं। सीआरए मॉडल्स, उद्योग ऋण जोखिम मानदण्ड, प्रतिपक्ष ऋण, जोखिम ऋण सीमाएं, बड़ी ऋण सीमाओं आदि जैसे सुपरिभाषित मूलभूत जोखिम उपाय लागू किए गए हैं।
- शुरू में ही ऋण जोखिम का पता लगाने और ऋण जोखिम को नियंत्रित / कम करने के उपयुक्त उपाय करने के लिए ऋण जोखिम के संबंध में दबाव परीक्षण वार्षिक के स्थान पर अब अर्ध-वार्षिक अंतरालों पर किए जाते हैं।

ठ.4 बाजार जोखिम प्रबंधन

- बाजार जोखिम का प्रबंध बोर्ड द्वारा अनुमोदित निवेश, प्राइवेट ईक्विटी एवं उद्यम पूंजी, बॉण्डों, ईक्विटियों, विदेशी मुद्रा की ट्रेडिंग और डेरीवेटिव्स संबंधी नीतियों द्वारा किया जाता है।
- जोखिम, हानि रोकने, आशोधित अवधि, पीवी01 (1 बेसिस पाइंट का प्राइस वैल्यू पीवी है) और जोखिम मूल्य (वीएआर) ऋण-सीमाएं निर्धारित की गई हैं। बाजार जोखिम को अनुमोदित सीमाओं के अंदर रखने के लिए अन्य प्रबंधन कार्य शुरू करने के साथ-साथ इन सीमाओं की नियमित जांच की जाती है और आवश्यकता होने पर आवश्यक कार्रवाई शुरू की जाती है।

ठ.5 परिचालन जोखिम प्रबंधन

- बैंक आंतरिक नियंत्रणों की एक व्यापक प्रणाली और नीतियों को कार्यान्वित करते हुए परिचालन जोखिमों पर नियंत्रण रखता है।
- बैंक की परिचालन जोखिम प्रबंधन नीति का मुख्य उद्देश्य प्रणालियों एवं नियंत्रण प्रणालियों की निरंतर समीक्षा करना, सम्पूर्ण बैंक में परिचालन जोखिम के प्रति जागरूकता बढ़ाना, जोखिम दायित्व का निर्धारण करना, व्यवसाय कार्यनीति में जोखिम प्रबंधन कार्यकलाप शामिल करना और नियामक अपेक्षाओं की पूर्ति सुनिश्चित करना है।
- बैंक की परिचालन जोखिम प्रबंधन नीति में परिचालन जोखिम की प्रणालीगत एवं कारगर पहचान, मूल्यांकन, मापन, निगरानी और जोखिम कम करने संबंधी एक स्थायी संरचना स्थापित की गई है। बैंक के अंदर यह नीति सभी व्यवसाय एवं कार्य क्षेत्रों के लिए लागू होती है और इसमें परिचालन प्रणालियों, कार्यविधियों और दिशा-निर्देशों को समय-समय पर अद्यतन करके जोड़ा जाता है।

and manage Enterprise Wide Risk. RMCB is supported by the Credit Risk Management Committee(CRMC), Market Risk Management Committee(MRMC), Operational Risk Management Committee (ORMC), Group Risk Management Committee (GRMC) and Asset Liability Management Committee (ALCO).

- All the above mentioned Committees, except ALCO, are headed by the Managing Director & Chief Credit and Risk Officer who is also the Chairman of RMCB. ALCO is headed by the Deputy Managing Director & Chief Financial Officer.
- Risk Management is perceived as an enabler for business growth and in strategic business planning, by aligning business strategy to the underlying risks. This is achieved by constantly reassessing the interdependencies / interfaces amongst each silo of Risk and business functions.

L.2 Basel II Implementation

- As per RBI Guidelines, the Bank has migrated to Basel II Framework as on 31st March 2008. Simultaneously, the Bank has initiated the process of fine tuning the systems & procedures, IT capabilities and Risk Governance Structure to meet the requirements of the Advanced Approaches.
- Various initiatives such as new Credit Risk Assessment Models, independent validation of Internal Ratings and improvement in Loan Data Quality would facilitate efficient use of Capital as well as smooth transition to Advanced Approaches.
- Efforts are on hand to enhance the degree of awareness at the Operating level in alignment with better risk management practices, Basel II requirements and overarching aim of conservation and optimum use of capital.
- Keeping in view the changes that the Bank's portfolios may undergo in stressed situations, the Bank has in place a Policy which provides a framework for conducting the Stress Tests at periodic intervals and initiating remedial measures wherever warranted. The scope of the tests are constantly reviewed to include more stringent scenarios.

L.3 Credit Risk Management

- Credit Risk Management Process encompasses Identification, Assessment, Measurement, Monitoring and Control of the Credit Exposures. Well defined basic risk measures such as CRA Models, Industry Exposure Norms, Counterparty Exposure Limits, Substantial Exposure Limits, etc., have been put in place.
- Frequency of Stress Tests in respect of Credit Risk has been increased from Annual to Half-yearly, to identify Credit Risk at an early stage and to initiate appropriate measures to contain/ mitigate Credit Risk.

L.4 Market Risk Management

- Market Risk Management is governed by the Board approved policies for Investment, Private Equity & Venture Capital, Trading in Bonds, Equities, Foreign Exchange and Derivatives.
- Exposure, Stop Loss, Modified Duration, PV01 (PV is Price value of 1 basis point) and Value at Risk (VaR) limits have been prescribed. These limits, along with other Management Action Triggers are tracked daily and necessary action initiated as required to keep Market Risk within approved limits.

L.5 Operational Risk Management

- The Bank manages operational risks by having in place and maintaining a comprehensive system of internal controls and policies.
- The main objectives of the Bank's Operational Risk Management are to continuously review systems and control mechanisms, create awareness of operational risk throughout the Bank, assign risk ownership, alignment of risk management activities with business strategy and ensuring compliance with regulatory requirements.
- The Operational Risk Management Policy of the Bank establishes a consistent framework for systematic and proactive identification, assessment, measurement, monitoring and mitigation of operational risk. The Policy applies to all business and functional areas within the Bank, and is supplemented by operational systems, procedures and guidelines which are periodically updated.

ठ.6 समूह जोखिम प्रबंधन

- स्टेट बैंक समूह को विभिन्न वित्तीय बाजारों में महत्वपूर्ण उपस्थिति के साथ एक प्रणालीगत महत्वपूर्ण वित्तीय मध्यस्थ के रूप में और एक प्रमुख वित्तीय संस्थान के रूप में जाना जाता है।
- तदनुसार, नियामकों की दृष्टि से तथा समूह के अपने आंतरिक नियंत्रण और जोखिम प्रबंधन की दृष्टि से, दोनों प्रकार से, यह अत्यावश्यक है कि समूह की प्रत्येक इकाई के कार्यों पर नजर रखी जाए और समूह में जोखिम के सम्पूर्ण स्तर का समय-समय पर आकलन किया जाए जिससे पूंजीगत संसाधनों का इष्टतम उपयोग हो सके और समूह की इकाइयों में एक समान जोखिम प्रथाओं को लागू किया जा सके।
- जहां भारतीय स्टेट बैंक का प्रबंधन पर नियंत्रण है और ईक्विटी शेयरों में निवेश 30% और उससे अधिक है वहां विशिष्ट नियामकों के अधिकार क्षेत्र के अंतर्गत और संबंधित लेखा मानकों का अनुपालन करते हुए समूह जोखिम प्रबंधन नीति स्टेट बैंक समूह के सभी सहयोगी बैंकों, बैंकिंग एवं गैर-बैंकिंग अनुषंगियों और संयुक्त उद्यमों पर लागू होती है।
- समूह की इकाइयों को अपने प्रमुख जोखिमों एवं जोखिम प्रबंधन प्रक्रियाओं तथा पूंजी का निर्धारण करने योग्य बनाने की दृष्टि से, गैर-बैंकिंग अनुषंगियों सहित समूह के सभी सदस्यों को अपनी नीतियों एवं परिचालनों को बेसल अवधारणाओं और अंतरराष्ट्रीय श्रेष्ठ प्रथाओं के अनुरूप बनाने के लिए प्रोत्साहित किया जाता है।

ठ.7 आस्ति देयता प्रबंधन

- बैंक की आस्ति देयता प्रबंधन समिति को तुलन-पत्र जोखिमों का पता लगाने एवं उनका विश्लेषण करने और इन जोखिमों के कुशल प्रबंधन के लिए न्यूनतम मापदण्ड निर्धारित करने हेतु उपयुक्त प्रणालियां एवं कार्यविधियां तैयार करने का कार्य सौंपा गया है।
- आस्ति देयता प्रबंधन विभाग, जो आस्ति-देयता प्रबंधन समिति का एक सहायक समूह है, विभिन्न आस्ति देयता प्रबंधन रिपोर्टों/विवरणियों का विश्लेषण करके चलनिधि जोखिम, ब्याज दर जोखिम आदि जैसी बैंक के बाजार जोखिमों पर निगरानी रखता है। आस्ति देयता प्रबंधन विभाग बैंक की आस्ति देयता प्रबंधन नीति की समीक्षा करता है और सतत आधार पर बैंक/भारतीय रिजर्व बैंक के नीतिगत दिशा-निर्देशों का अनुपालन करता है।
- बैंक की शाखाओं के व्यवसाय निष्पादन का मूल्यांकन करने के लिए बाजार संबद्ध निधि अंतरण मूल्य-निर्धारण प्रणाली का कार्यान्वयन किया गया है।

ठ.8 आंतरिक नियंत्रण

ठ.8.1 बैंक में अन्तर्निहित नियंत्रण प्रणाली मौजूद है, जिसके अंतर्गत प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियां निर्धारित की गई हैं। आंतरिक लेखा-परीक्षा की अपेक्षा के विभिन्न पहलुओं को शामिल करते हुए बैंक मुख्य रूप से दो प्रकार की लेखा-परीक्षा, अर्थात् निरीक्षण एवं लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा संचालित करता है। इनके अलावा, बड़ी ऋण सीमाओं वाली इकाइयों के लिए ऋण लेखा-परीक्षा संचालित की जाती है और बड़ी जमा राशियों, अग्रिमों और अन्य जोखिमों वाली शाखाओं और चयनित बीपीआर इकाइयों में संगामी लेखा-परीक्षा की जाती है। कारपोरेट केंद्र की संस्थापनाओं, स्थानीय प्रधान कार्यालयों, आंचलिक कार्यालयों, स्थानीय क्षेत्रीय कार्यालयों, क्षेत्रीय व्यवसाय कार्यालयों, मार्गदर्शी बैंक कार्यालयों आदि में खर्च संबंधी लेखा-परीक्षा की जाती है जिसमें खातों और किए गए खर्च की सत्यता की जांच करना शामिल है। शाखाओं द्वारा अनियमितताओं के सुधार के स्तर की जांच करने के लिए, चयनित शाखाओं में अनुपालन की लेखा-परीक्षा भी शुरू की गई है। उप प्रबंध निदेशक (निरीक्षण एवं प्रबंधन लेखा-परीक्षा) के नेतृत्व में यह विभाग स्वतंत्र रूप से कार्य करता है और बैंक के बोर्ड की लेखा-परीक्षा समिति (एसीबी) को रिपोर्ट करता है।

ठ.8.2 जोखिम केंद्रित आंतरिक लेखा-परीक्षा

निरीक्षण विभाग आंतरिक लेखा-परीक्षा कार्य जिसे कारपोरेट अभिशासन का एक संवेदनशील घटक समझा जाता है, में अंतरराष्ट्रीय श्रेष्ठ प्रथाओं को प्रवर्तित करने में एक महत्वपूर्ण एवं संवेदनशील भूमिका अदा करता है। निरीक्षण लेखा-परीक्षा में लेखा-परीक्षा की हुई इकाइयों की सम्पूर्ण कार्यप्रणाली की एक विवेचनात्मक समीक्षा करता है। भारतीय रिजर्व बैंक के निर्देशों के अनुसार जोखिम आधारित पर्यवेक्षण से अनुलग्न जोखिम केंद्रित आंतरिक लेखा-परीक्षा को बैंक की लेखा-परीक्षा प्रणाली में शुरू किया गया है।

ठ.8.3 शाखाओं का निरीक्षण एवं लेखा-परीक्षा

व्यवसाय संविभाग और जोखिम सम्बद्धताओं के आधार पर सभी देशी शाखाओं को 3 समूहों में बांटा गया है। यद्यपि समूह-I की शाखाओं और ऋण उन्मुख बीपीआर इकाइयों (एसएआरसी को छोड़कर) के लेखा-परीक्षा कार्य की देखरेख महाप्रबंधक (सीएयू) के नेतृत्व में निरीक्षण एवं लेखा-परीक्षा विभाग में केंद्रीय लेखा-परीक्षा इकाई (सीए) द्वारा की जाती

L.6 Group Risk Management

- The State Bank Group is recognised as a major Financial Conglomerate and as a systemically important financial intermediary with significant presence in various financial markets.
- Accordingly, it is imperative, both from the regulatory point of view as well as from the Group's own internal control and risk management point of view, to oversee the functioning of individual entities in the Group and periodically assess the overall level of risk in the Group so as to facilitate optimal utilisation of capital resources and adoption of a uniform set of risk practices across the Group Entities.
- The Group Risk Management Policy applies to all Associate Banks, Banking and Non-banking Subsidiaries and Joint Ventures of the State Bank Group under the jurisdiction of specified regulators and complying with the relevant Accounting Standards, where the SBI has investment in equity shares of 30% and more with control over management.
- With a view to enabling the Group Entities to assess their material risks and adequacy of the risk management processes and capital, all Group members, including Non-banking Subsidiaries are encouraged to align their policies and practices with the Group, vide Basel prescriptions and international best practices.

L.7 Asset Liability Management

- The Asset Liability Management Committee (ALCO) of the Bank is entrusted with the evolvement of appropriate systems and procedures in order to identify and analyse balance sheet risks and setting of bench mark parameters for efficient management of these risks.
- ALM Department, being the support group to ALCO, monitors the Bank's market risk such as liquidity risk, interest rate risk etc., by analysing various ALM reports / returns. The ALM department reviews the ALM Policy and complies with the Bank's / RBI's policy guidelines on an ongoing basis.
- The Market Related Fund Transfer Pricing Mechanism has been implemented for evaluating the business performance of the branches of the Bank.

L.8 Internal Controls

L.8.1 The Bank has in-built internal control systems with well-defined responsibilities at each level. The Bank carries out mainly two streams of audits – Inspection and Audit, and Management Audit covering different facets of Internal Audit requirement. Apart from these, Credit Audit is conducted for units with large credit limits and Concurrent Audit is carried out at branches having large deposits, advances and other risk exposures and selected BPR Outfits. Expenditure Audit, involving scrutiny of accounts and correctness of expenditure incurred, is conducted at Corporate Centre Establishments, Local Head Offices, Zonal Offices, On Locale Regional Offices, Regional Business Offices, Lead Bank Offices etc. To verify the level of rectification of irregularities by branches, audit of compliance at select branches is also undertaken. The Department is headed by Dy. Managing Director (I&MA), who is functionally independent and reports to Audit Committee of the Board (ACB).

L.8.2 Risk Focussed Internal Audit

The Inspection system plays an important and critical role in introducing international best practices in the internal audit function which is regarded as a critical component of Corporate Governance. Inspection & Audit undertakes a critical review of the entire working of auditee units. Risk Focussed Internal Audit, an adjunct to risk based supervision as per RBI directives, has been introduced in the Bank's audit system.

L.8.3 Inspection & Audit of branches

All domestic branches have been segregated into 3 groups on the basis of business profile and risk exposures. While audit of Group I branches and credit oriented BPR entities (excepting SARC) is administered by Central

है, समूह-2 एवं समूह-3 की शाखाओं और अन्य बीपीआर इकाइयों की लेखा-परीक्षा महाप्रबंधक (निरीक्षण एवं लेखा-परीक्षा) के नेतृत्व में विभिन्न केन्द्रों में स्थित आंचलिक निरीक्षण कार्यालयों द्वारा संचालित की जाती है। शाखाओं और बीपीआर इकाइयों की लेखा-परीक्षा बोर्ड की लेखा परीक्षा समिति (एसीबी) द्वारा अनुमोदित अवधि पर संचालित की जाती है जिसे भारतीय रिजर्व बैंक के मानदंडों के अनुसार गठित किया गया है। दिनांक 01.04.2009 से 31.03.2010 तक की अवधि के दौरान, देश में 7,217 शाखाओं (समूह-I: 138, समूह-II: 1,577 एवं समूह-III: 5,502) की लेखा-परीक्षा की गई।

ठ.8.4 बीपीआर इकाइयों की लेखा-परीक्षा

विभिन्न बीपीआर पहलों को शुरू किए जाने के परिणामस्वरूप, बीपीआर इकाइयों के लिए लेखा-परीक्षा प्रक्रिया तैयार करके शुरू की गई। प्रत्येक इकाई से संबद्ध प्रक्रियाओं को ध्यान में रखते हुए, उचित लेखा-परीक्षा प्रश्नावलियों के साथ विशिष्ट लेखा-परीक्षा रिपोर्ट प्रारूप तैयार किए गए हैं। इन इकाइयों का मूल्यांकन 1000 अंकों के साथ केवल जोखिम मापदण्डों के आधार पर किया जा रहा है। दिनांक 01.04.2009 से 31.03.2010 तक की अवधि के दौरान, 237 बीपीआर इकाइयों (समूह-I: 115 एवं समूह-II: 122) की लेखा-परीक्षा की गई।

ठ.8.5 सामूहिक लेखा-परीक्षा

अनेक नए केन्द्रों को बीपीआर की परिधि के अंतर्गत लाया गया है और अनेक शाखाओं को बीपीआर इकाइयों से जोड़ने की प्रक्रिया चल रही है। ऐसी शाखाओं में जोखिम का पता लगाने और उसे कम करने में समर्थ बनने के लिए, जहां यह प्रक्रिया अभी जारी है, इस विभाग ने ''सामूहिक लेखा-परीक्षा'' के नाम से एक पहल की है, जिसमें एक केंद्र विशेष में बीपीआर इकाइयों और शाखाओं की एक साथ लेखा-परीक्षा की जाती है। एर्णाकुलम (37 शाखाएं), हैदराबाद (114 शाखाएं), एमसीआरओ, मुंबई (8 शाखाएं), चेन्नई (98 शाखाएं) और दिल्ली (160 शाखाएं), केन्द्रों में प्रायोगिक आधार पर सफलतापूर्वक लेखा-परीक्षा की गई। इससे इन केन्द्रों की लेखा-परीक्षा की सही स्थिति सामने आयी।

ठ.8.6 प्रबंधन लेखा-परीक्षा

जोखिम केन्द्रित आंतरिक लेखा-परीक्षा की शुरुआत होने से, बैंक में अनुपालन की जाने वाली प्रक्रियाओं एवं कार्यविधियों में जोखिम प्रबंधन की प्रभावशीलता पर ध्यान देने के लिए प्रबंधन लेखा-परीक्षा को नया रूप दिया गया है। प्रबंधन लेखा-परीक्षा की परिधि में कारपोरेट केन्द्र की संस्थापनाएं; मण्डल/आंचलिक कार्यालय/स्थानीय क्षेत्रीय कार्यालय/क्षेत्रीय व्यवसाय कार्यालय; सहयोगी बैंक; अनुषंगियां (देशी/विदेशी), संयुक्त उद्यम (देशी/विदेशी), बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (आर आर बी), विदेश स्थित प्रतिनिधि कार्यालय और भारतीय स्टेट बैंक के प्रबंध वाली एक्सचेंज कंपनियां आदि शामिल हैं। दिनांक 01.04.2009 से 31.03.2010 तक की अवधि के दौरान, 19 देशी कार्यालयों/संस्थापनाओं की प्रबंधन लेखा-परीक्षा की गई।

ठ.8.7 ऋण लेखा-परीक्षा

ऋण लेखा-परीक्षा का उद्देश्य रु. 5 करोड़ और उससे अधिक के जोखिम वाले बड़े वाणिज्यिक ऋणों की अलग-अलग समीक्षात्मक जांच करते हुए बैंक के ऋण संविभाग की गुणवत्ता में लगातार सुधार करना है। ऋण लेखा-परीक्षा प्रणाली (सीएएस), जिसे जोखिम केन्द्रित आंतरिक लेखा-परीक्षा शामिल किया गया है, इस बात का निर्धारण करती है कि क्या ऋण मूल्यांकन, ऋणों की संस्वीकृति और ऋण प्रशासन के क्षेत्र में बैंक की निर्धारित नीतियों का अति सावधानीपूर्वक पालन किया जाता है। सीएएस इकाई के अग्रिम संविभाग की गुणवत्ता के बारे में चेतावनी संकेतों के रूप में व्यवसाय इकाई को प्रतिसूचना उपलब्ध कराती है और सुधारात्मक उपाय भी सुझाती है। यह प्रदान की गई जोखिम श्रेणी-निर्धारण पर भी टिप्पणियां करती है कि क्या यह सही है। निर्दिष्ट सीमा से अधिक के सभी व्यक्तिगत अग्रिमों की ऋण लेखा-परीक्षा संस्वीकृति/संवर्धन/नवीकरण के 6 महीनों के अंदर की जाती है और संस्वीकृति के पश्चात् 12 महीने में एक बार लेखा-परीक्षा की जाती है। दिनांक 01.04.2009 से 31.03.2010 की अवधि के दौरान, रु.4,17,298 करोड़ की कुल (जोखिम) वाले 4,727 खातों को शामिल करते हुए 426 शाखाओं में कार्य-स्थल पर ऋण लेखा-परीक्षा की गई। इसी अवधि के दौरान रु.1,94,004 करोड़ की कुल जोखिम वाले 3,533 खातों (देशी) और आईबीजी,कारपोरेट केन्द्र, मुंबई में 4,363 मिलियन अमरीकी डालर की कुल जोखिम वाले 161 खातों (विदेशी) को शामिल करते हुए सभी मण्डलों में (संबंधित मण्डलों के भौगोलिक क्षेत्र में कार्य करने वाली एमसीआरओ/सीएजी सहित) शाखा इतर ऋण लेखा-परीक्षा संचालित की गई।

ठ. 8.8 सूचना प्रणाली लेखा-परीक्षा

अप्रैल 2006 से, शाखा की लेखा-परीक्षा के भाग के रूप में सूचना प्रौद्योगिकी से संबद्ध जोखिमों का निर्धारण करने के लिए सभी शाखाओं को सूचना प्रणाली लेखा-परीक्षा

Audit Unit (CAU) at Inspection Audit Department and headed by General Manager (CAU), audit of branches in Group II & Group III category and other BPR entities are conducted by ten Zonal Inspection Offices, located at various Centres, each of which is headed by a General Manager (I&A). The audit of branches and BPR entities is conducted as per the periodicity approved by Audit Committee of the Board (ACB) which is well within RBI norms. During the period from 01.04.2009 to 31.03.2010, 7,217 domestic branches (Group I: 138, Group II: 1,577 & Group III: 5,502) were audited.

L.8.4 Audit of BPR entities

In the wake of introducing various BPR initiatives, audit process for the BPR entities has been developed and introduced. Taking into account the processes involved in each of the entities, exclusive Audit Report Formats, with appropriate audit queries, have been introduced. These entities are being evaluated on risk parameters only for a score of 1000. During the period from 01.04.2009 to 31.03.2010, 237 BPR entities (Group I: 115 & Group II: 122) were audited.

L.8.5 Cluster Audit

A number of new centres have been brought under the gamut of BPR and several branches are in the process of being linked with BPR entities. To be able to identify and mitigate the risk at such branches, where the process is still underway, the department has introduced an initiative called "Cluster Audit", wherein a simultaneous audit of BPR entities and branches in a particular centre is taken up. A successful pilot run was taken up at Ernakulam (37 branches), Hyderabad (114 branches) and MCRO, Mumbai (8 branches), Chennai (98 branches) and Delhi (160 branches) centers. This brought to light the audit health of the centre.

L.8.6 Management Audit

With the introduction of Risk Focussed Internal Audit, Management Audit has been reoriented to focus on the effectiveness of risk management in the processes and the procedures followed in the Bank. Management Audit universe comprises the Corporate Centre Establishments; Circles / Zonal Offices / On Locale Regional offices / Regional Business Offices; Associate Banks; Subsidiaries (Domestic / Foreign); Joint Ventures (Domestic / Foreign), Regional Rural Banks sponsored by the Bank (RRBs); Representative Offices abroad and Exchange companies managed by State Bank of India etc. During the period from 01.04.2009 to 31.03.2010, Management Audit of 19 domestic offices / establishments was carried out.

L.8.7 Credit Audit

Credit Audit aims at achieving continuous improvement in the quality of Commercial Credit portfolio of the Bank through critically examining individual large commercial loans with exposures of Rs.5 crores and above. Credit Audit System (CAS), which has been aligned with Risk Focussed Internal Audit, assesses whether the Bank's laid down policies in the area of credit appraisal, sanction of loans and credit administration are meticulously complied with. CAS also provides feedback to the business unit by way of warning signals about the quality of advance portfolio in the unit and suggests remedial measures. It also comments on the risk rating awarded and whether it is in order. Credit Audit carries out a review of all individual advances above the cut off within 6 months of sanction / enhancement / renewal and a post sanction audit once in 12 months. During the period 01.04.2009 to 31.03.2010, on-site Credit Audit was conducted in 426 Branches, covering 4,727 accounts with aggregate exposures of Rs.4,17,298 crores. Off-site Credit Audit was conducted in all Circles (including MCROs / CAG functioning in the geographical area of the respective Circles) during the same period, covering 3,533 accounts (domestic) with aggregate exposure of Rs.1,94,004 crores and 161 accounts (foreign) with aggregate exposure of USD 4,363 million at IBG, CC, Mumbai.

L.8.8 Information System Audit

Since April 2006, all the Branches are being subjected to Information Systems (IS) audit to assess the IT related risks as part of audit

के अधीन लाया जा रहा है। शाखाओं के लिए सूचना प्रौद्योगिकी प्रणालियों के दक्षता स्तर का मूल्यांकन करना आसान बनाने के लिए सूचना प्रणालियों की स्वयं लेखा-परीक्षा संबंधी एक हैण्डबुक तैयार की गई है। केन्द्रीकृत सूचना प्रौद्योगिकी संस्थापनाओं की सूचना प्रणाली लेखा-परीक्षा जनवरी-2007 में शुरू की गई है। दिनांक 01.04.2009 से 31.03.2010 की अवधि के दौरान, 25 केन्द्रीकृत सूचना प्रौद्योगिकी संस्थापनाओं की सूचना प्रणाली लेखा-परीक्षा/प्रक्रिया लेखा-परीक्षा पूर्ण की गई।

ठ.8.9 विदेश स्थित कार्यालयों की लेखा-परीक्षा

वर्ष 2009-10 के दौरान 23 शाखाओं में मूल कार्यालय (होम ऑफिस) लेखा-परीक्षा शुरू की गई, जिसमें 18 शाखाओं का निरीक्षण एवं लेखा-परीक्षा, 2 प्रतिनिधि कार्यालयों, 2 अनुषंगियों और 1 संयुक्त उद्यम कमर्शियल बैंक ऑफ इंडिया एलएलसी की प्रबंधन लेखा-परीक्षा शामिल है। वर्ष के दौरान निरीक्षण की गई सभी शाखाओं को A+ से B- के पैमाने पर A+/A रेटिंग प्रदान की गई।

ठ.8.10 शाखा इतर लेखा-परीक्षा

लेखा-परीक्षा प्रणाली को 'लेनदेन उन्मुख' के स्थान पर 'प्रक्रिया उन्मुख' बनाने और उसे अधिकाधिक प्रौद्योगिकी से संचालित करने के लिए, बैंक शाखा इतर लेखा-परीक्षा की आवश्यकता का अनुभव करता रहा है, जो इस समय सभी शाखाओं में संचालित की जा रही जोखिम केन्द्रित आंतरिक लेखा-परीक्षा के लिए सहायक होगी। अनेक रिपोर्टों को शाखा इतर तैयार किया जाता है और निरीक्षण दल के शाखा में पहुँचने से पूर्व महत्वपूर्ण क्षेत्रों का पता लगाया जाता है। इससे महत्वपूर्ण क्षेत्रों पर अधिक ध्यान दिया जा सकेगा, शाखा में ग्राहक/स्टाफ को कम से कम बाधा होगी और कीमती श्रम-दिवसों की बचत होगी तथा लेखा-परीक्षा संभवतः कम से कम समय में संचालित होगी।

ठ.8.11 संगामी लेखा-परीक्षा प्रणाली

सुदृढ़ आंतरिक कार्यों, प्रभावी नियंत्रणों की स्थापना करने और परिचालनों का निरीक्षण करने के लिए संगामी लेखा-परीक्षा प्रणाली अनिवार्यतः नियंत्रण प्रक्रिया का एक अभिन्न अंग है। दैनिक परिचालनों की जांच करने हेतु परिचालनों के नियंत्रकों के लिए यह एक साधन के रूप में कार्य करती है। भारतीय रिजर्व बैंक के निर्देशों के अनुसार संगामी लेखा-परीक्षा प्रणाली की निरंतर आधार पर समीक्षा की जाती है जिससे बैंक जमाओं का 30-40% और बैंक के अग्रिमों एवं अन्य जोखिम सम्बद्धताओं के 60-70% भाग को इसमें शामिल किया जा सके। शाखाओं और बीपीआर इकाइयों में संगामी लेखा-परीक्षा का संचालन करने के लिए निरीक्षण एवं लेखा-परीक्षा विभाग प्रक्रियाओं, दिशा-निर्देशों और प्रारूपों का निर्धारण करता है। दिनांक 31.03.2010 को, इस प्रणाली में बैंक की 34.77% जमाराशियों और 63.93% अग्रिमों तथा अन्य जोखिम सम्बद्धताओं की संगामी लेखा-परीक्षा की गई।

ठ.9 सतर्कता

बैंक में सतर्कता कार्यकलाप का उद्देश्य संगठन में प्रबंधकीय कार्य-कुशलता एवं प्रभावशीलता के स्तर को घटाना नहीं, अपितु बढ़ाना है। जोखिम उठाना बैंकिंग व्यवसाय का अभिन्न अंग है। इसलिए, प्रत्येक नुकसान आवश्यक रूप से सतर्कता जांच का विषयगत मामला नहीं बनता है। प्रेरित होकर या लापरवाही में लिए गए ऐसे निर्णयों की अनिवार्यतः सतर्कता दृष्टिकोण से जांच की जाती है, जिनसे बैंक को क्षति पहुँचती है, बैंक में सतर्कता विभाग इन सिद्धांतों पर कार्य करता है। जांच-पड़ताल और दण्डात्मक पहलुओं के अलावा, सतर्कता विभाग निवारक उपायों में सक्रिय रूप से सम्बद्ध है।

अपने संगठन के आकार पर विचार करते हुए, हमने प्रत्येक मण्डल में सतर्कता विभाग की स्थापना की है। मण्डलों में सतर्कता विभाग का नेतृत्व उप महाप्रबंधकों द्वारा किया जाता है। कारपोरेट केंद्र में सतर्कता संरचना में नेतृत्व मुख्य महाप्रबंधक की श्रेणी के मुख्य सतर्कता अधिकारी द्वारा किया जाता है। यह विभाग सीधे अध्यक्ष को रिपोर्ट करता है और अपने कार्यों का निष्पक्ष रूप से संचालन करता है। सीवीसी दिशा-निर्देशों का अपने कार्यों में अक्षरशः अनुपालन किया जाता है।

ड. ग्राहक सेवा एवं कारपोरेट सामाजिक दायित्व

ड.1 ग्राहक सेवा

संस्था का निरंतर कायाकल्प करते रहने की प्रक्रिया के अंतर्गत बैंक ने "सिटीजन एसबीआई" के नाम से एक नई एचआर पहल की है। बैंक के दो लाख से अधिक कर्मचारियों को शामिल करते हुए, दिनांक 1 सितंबर 2009 को इसकी शुरुआत की गई। एक अलग प्रकार के इस आत्मावलोकन कार्यक्रम के चरण-I का उद्देश्य सम्पूर्ण बैंक में स्टाफ सदस्यों के बीच "सिटीजनशिप आयडियल" का शीघ्रता से प्रसार करना है। सिटीजनशिप आयडियल से पहले से परिचित स्टाफ सदस्य ग्राहक पूर्ण संतुष्टि कार्यक्रम के नाम से इस कार्यक्रम के द्वितीय चरण में ग्राहक की आवश्यकताओं को पूरा करने की कला विकसित करके उसे व्यवहार में लाने का प्रयास करेंगे।

of the branch. A 'Handbook on Self Audit of Information Systems' was introduced to facilitate branches for evaluating the efficiency level of IT systems. IS Audit of centralized IT establishments has commenced in January 2007. During the period from 01.04.2009 to 31.03.2010, IS Audit of 25 centralised IT establishments / process audit was completed.

L.8.9 Foreign Offices Audit

Home Office Audit was carried out at 23 branches during 2009-10, which included Inspection and Audit of 18 branches, Management Audit of 2 Representative offices, 2 Subsidiaries and 1 Joint Venture Commercial Bank of India LLC. All branches inspected during the year were rated A+/A on a scale of A+ to B-.

L.8.10 OFF-Site Audit

In order to make the audit system more 'process oriented' than 'transaction oriented' and draw heavily on technology, the Bank has been experimenting with Off-site Audit, which will be an aid to the Risk Focussed Internal Audit currently being conducted at all branches. Several reports are generated off-site and the critical areas identified before the inspection team visits the branch. This results in focus on the critical areas, minimum disturbance to the branch customers / staff and saving of precious man days, as the audit would be conducted in the least possible time.

L.8.11 Concurrent Audit System: Concurrent Audit system is essentially a control process integral to the establishment of sound internal accounting functions effective controls and overseeing of operations. It works as a tool for the Controllers of operations for scrutiny of day-to-day operations. Concurrent Audit System is reviewed on an on-going basis as per the RBI directives so as to cover 30-40% of the Bank's Deposits and 60-70% of the Bank's Advances and other risk exposures. Inspection & Audit department prescribes the processes, guidelines and formats for the conduct of concurrent audit at branches and BPR entities.

As on 31.03.2010, the system covered 34.77% of deposits and 63.93% of advances and other risk exposures of the Bank.

L.9 Vigilance: The raison d'être of vigilance activity in the Bank is not to reduce but enhance the level of managerial efficiency and effectiveness in the organization. Risk taking is integral part of the banking business. Therefore, every loss does not necessarily become subject matter of vigilance enquiry. Motivated or reckless decisions that cause damage to the Bank are essentially dealt as vigilance ones. The Vigilance Department in the Bank works on these principles. Apart from investigation and punitive aspects, Vigilance Department is actively involved in the preventive measures.

Considering the size of our Organization, we have set up vigilance departments at each of the Circle. The Vigilance Department at Circles are headed by Deputy General Managers. At Corporate Centre, Vigilance set up is headed by Chief Vigilance Officer of the rank of Chief General Manager. The department reports to the Chairman directly and conducts its affairs independently. CVC guidelines are followed in letter and spirit in its functioning.

M. CUSTOMER SERVICE & CORPORATE SOCIAL RESPONSIBILITY

M.1. CUSTOMER SERVICE

As an ongoing transformational exercise, the Bank has undertaken a new HR initiative called 'Citizen SBI'. Rolled out on 1st September 2009, covering more than two lac employees of the Bank, Intervention-I of this unique self discovery programme aims at rapid diffusion of 'Citizenship Ideal' among the staff members across the Bank. Staff members already familiar with the Citizenship Ideal will take the initiative forward by developing and practicing the art of fulfilling customer needs through the second intervention of the programme called 'Customer Fulfilment Programme'.

बाजार पर ध्यान देने के लिए, बाजार सम्बद्धता कार्यक्रम के तीसरे चरण में शाखा प्रबंधकों और महाप्रबंधकों को शामिल करते हुए क्षेत्रीय प्रबंधकों के लिए आयोजित किया जाएगा। इस चरण का उद्देश्य बाजार में नेतृत्व स्थापित करने के लिए क्षेत्रीय प्रबंधकों द्वारा अपने क्षेत्र में अलग-अलग समुदायों या व्यक्तियों के किसी समूह के लिए एक 'बाजार सम्बद्धता रूपरेखा' का निर्माण करना है। निरंतर चलने वाली इस कायाकल्प यात्रा में वरिष्ठ प्रबंधन को सिटीजनशिप आयडियल के साथ निकटता से जोड़ने के लिए, चरण-4 के अंतर्गत एक "सिटीजनशिप इनेबलमेंट विजनिंग प्रोगाम" शुरू किया जाएगा।

बैंक की शिकायत निवारण नीति भारतीय बैंक संघ द्वारा तैयार की गई आदर्श नीति के आधार पर और अगस्त 2009 में भारतीय बैंकिंग संहिता एवं मानक बोर्ड द्वारा जारी ग्राहकों के प्रति बचनबद्धता संबंधी संशोधित संहिता के प्रावधानों का अनुपालन करते हुए तैयार की गई है। शाखाओं को संहिता में निर्धारित 30 दिनों की समय-सीमा के सामने शिकायत प्राप्त होने के 3 सप्ताह के अंदर ग्राहक की शिकायत का निवारण करना आवश्यक है।

ग्राहक शिकायतों का एक विश्लेषण हर तिमाही में केन्द्रीय बोर्ड के समक्ष रखा जा रहा है और प्रणालीगत मुद्दों का जिनमें सुधार की आवश्यकता है, पता लगाने के लिए सुधारात्मक उपाय शुरू किए गए हैं।

ग्राहकों को 24X7 आधार पर उत्पाद संबंधी जानकारी और खाता संबंधी जानकारी उपलब्ध कराने के लिए टोल फ्री नम्बर के साथ एक संपर्क केन्द्र की स्थापना की गई है।

वर्ष 2009-10 में संपर्क केन्द्र भली भांति स्थापित हो गया है और लगभग 80 हजार ग्राहक रोजाना इन सुविधाओं से फायदा उठा रहे हैं। अगस्त 2009 में एक द्वितीय संपर्क केंद्र स्थापित किया गया है। ग्राहकों के लिए यह संपर्क केद्र निम्नलिखित सेवाएं शुरू कर रहा है :-

- खाता शेष और लेनदेन विवरण के साथ-साथ उत्पाद संबंधी जानकारी।
- एक शिकायत प्रबंधन प्रणाली के माध्यम से विसंगत एटीएम नकदी लेनदेन संबंधी शिकायतें।
- पेंशन एमजीटी सॉफ्टवेयर के माध्यम से पेंशनरों के लिए पेंशन विवरण।
- लेनदेन संबंधी सुविधाएं जैसे चैक जारी करने आदि संबंधी।

ड. 2 कारपोरेट सामाजिक दायित्व

सामाजिक सेवा बैंकिंग के अंतर्गत विभिन्न सामाजिक, पर्यावरण और कल्याणकारी गतिविधियाँ चलाने के लिए भारतीय स्टेट बैंक सामाजिक सेवा बैंकिंग के नाम से वर्ष 1973 से ही कारपोरेट सामाजिक दायित्व वहन करता आ रहा है।

कारपोरेट अवधारणा निम्नानुसार है –

- बैंक एक कारपोरेट सिटीजन है जिसके पास अपने संसाधन हैं और आम लोगों के बीच कारोबार करके उसे अनेक प्रकार के लाभ प्राप्त होते हैं। इसलिए समाज के वंचित और अल्प सुविधा प्राप्त सदस्यों के प्रति उसका दायित्व बनता है।
- स्टाफ सदस्यों से यह अपेक्षा की जाती है कि वे अपने आस-पास रहने वाले लोगों की भावनाओं को समझते हुए गैर-राजनीतिक तौर पर निर्विवाद रूप से सामाजिक एवं विकास संबंधी कमियों को दूर करने के उपाय करके अपना योगदान दें।
- वित्तीय वर्ष 2009-10 के दौरान, कुल रु.19.72 करोड़ की दान राशि के साथ 136 परियोजनाओं का कार्यान्वयन किया। समाज में, विशेष रूप से शाखाओं के परिचालन क्षेत्र में और उसके आस-पास जीवन स्तर को बढ़ाने के मूलभूत उद्देश्य के साथ बैंकिंग और गैर-बैंकिंग दोनों क्षेत्रों में अनेक कल्याणकारी एवं सामाजिक गतिविधियाँ शुरू की गईं। वंचित और अल्प-सुविधा प्राप्त आम आदमी की स्थिति में सुधार लाने पर विशेष ध्यान दिया गया।

इस समय, सामाजिक सेवा बैंकिंग के अंतर्गत ध्यान, निम्नलिखित क्षेत्रों पर ध्यान दिया जा रहा है;

- स्वास्थ्य
- शिक्षा
- बालिकाओं को गोद लेना
- महिला सशक्तिकरण
- बाल विकास
- गरीबों एवं विकलांगों का कल्याण एवं पुनर्वास
- गरीब एवं अल्प-सुविधा प्राप्त व्यक्तियों को सहायता
- उद्यमी विकास कार्यक्रम
- व्यावसायिक मार्गदर्शन
- ग्रामीण/जनजातीय/अब तक अछूते रहे क्षेत्रों में सूचना प्रौद्योगिकी (आइटी) की शिक्षा के लिए सहायता हेतु बल देना
- पर्यावरण संरक्षण
- प्राकृतिक आपदाओं के दौरान सहायता

To focus on market, a third intervention called 'Market Engagement programme' will be rolled out for Regional Managers involving Branch Managers and General Managers. The objective of this Intervention is to build a 'Market Engagement Framework' by the Regional Managers for the individual communities or a collection of individuals in his/her Region to establish leadership in the market. In order to engage Senior Management closely with the Citizenship Ideal in the ongoing Transformation journey, a "Citizenship Enablement Visioning Programme" under Intervention-IV will be launched.

The Grievance Redressal Policy of the Bank is formulated on the basis of the Model Policy Framed by Indian Banks Association and complying with the provisions of the revised Code of Commitment to customers released by Banking Codes and Standards Board of India in August 2009. Branches are required to redress customer grievances within three weeks of receipt against the time line of 30 days prescribed in the Code.

An analysis of Customer Grievances is being monitored by the Central Board every quarter and remedial measures taken to identify the systemic issues that need rectification.

A Contact Centre has been established with toll free number for providing information on products and account enquiries to customers on 24x7 basis.

The Contact Centre initiative has stabilised well in the year 2009-10 and nearly 80 thousand customers are availing the facilities daily. A second Contact Centre was added in August 2009. The Contact Centre is undertaking following services for customers :-

- Information on Account Balances and transactions details, along with the product enquiries.
- Complaints for discrepant ATM cash transactions through a Complaint Management System.
- Pension detail for pensioners through Pension MGT Software.
- Transactional facilities e.g. Cheque issues etc.

M.2. CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility has been a part of the State Bank of India since 1973 under the name of Community Service Banking covering various social, environmental and welfare activities.

The stated Corporate philosophy is as follows –

- The Bank is a corporate citizen, with resources at its command and benefits which it derives from operating in the society in general. It, therefore, owes a solemn duty to the less fortunate and underprivileged members of the same society.
- Staff members are expected to make their contribution by understanding the aspirations of the public around them and by endeavouring to evolve measures to remove the apolitically indisputable social and developmental lacunae.

During the financial year 2009-10, the Bank implemented 136 projects with donations aggregating Rs.19.72 crores. Numerous welfare and social activities were implemented both in Banking and Non-Banking areas with the basic aim of raising the quality of life in the community, especially in and around the area of operation of the branches. Particular attention was given to ameliorating the condition of the downtrodden and underprivileged common man.

Currently, the focus areas under Community Service Banking are

- Health
- Education
- Adoption of Girl Child
- Women's empowerment
- Child development
- Welfare and rehabilitation of poor and handicapped
- Assistance to poor and underprivileged
- Entrepreneur development programmes
- Vocational guidance
- Thrust for assistance to IT education in Rural/Tribal/unreached areas
- Environment Protection
- Assistance during natural calamities.

वित्त वर्ष 2009-10 के दौरान शुरू की गई परियोजनाएं

1. सामाजिक सेवा बैंकिंग

क. स्वास्थ्य, शिक्षा, विकलांगों, खेलकूद, पर्यावरण के लिए सहायता और जनजातियों एवं समाज के अन्य अल्प-सुविधा प्राप्त सदस्यों के लिए सहायता के क्षेत्रों को शामिल करते हुए 114 परियोजनाओं के लिए रु.6.93 करोड़ की सहायता प्रदान की गई।

ख. **प्राकृतिक आपदाएं :** प्राकृतिक आपदाओं से पीड़ित व्यक्तियों को राहत उपलब्ध कराने और उनका पुनर्वास करने के लिए रु.5.22 करोड़ की 6 परियोजनाएं शुरू की गई। इसमें से, रु.5.15 करोड़ की राशि का दान 4 राज्यों के मुख्य मंत्री राहत कोष में दिया गया।

ग. **बालिकाओं को गोद लेना :** समाज में लड़कों को वरीयता दिए जाने के कारण ऐसे अनेक उदाहरण देखने को मिले हैं जिनमें बालिकाओं को पारिवारिक देखभाल, शिक्षा, स्नेह, स्वास्थ्य रक्षा, कई मामलों में तो भोजन आदि से भी वंचित रखा गया है। इससे कन्या शिशु हत्या या बालिकाओं के साथ बुरे बर्ताव की काफी घटनाएं देखने को मिली।

समाज के कल्याण के प्रति अपनी वचनबद्धता दोहराते हुए बैंक ने 6 से 14 वर्ष की आयु वाली ऐसी बालिकाओं को गोद लेने का निर्णय किया है जो अनाथ, निस्सहाय, शारीरिक रूप से विकलांग, गरीब परिवारों से थी।

वर्ष 2008 में 8,338 बालिकाओं को गोद लेने के साथ इसकी शुरुआत की गई। इस योजना के अंतर्गत अब तक 19,534 बालिकाओं को गोद लिया जा चुका है। ये सभी देश भर में 6,658 स्कूलों में पढ़ रही हैं और इन्हें 5,726 शाखाओं द्वारा गोद लिया गया है। वित्तीय वर्ष 2009-10 के दौरान रु.4.84 करोड़ की सहायता प्रदान की गई।

वित्तीय सहायता के अलावा, बैंक के अलग-अलग कर्मचारियों/कर्मचारियों की पत्नियों/पतियों या एसबीआई लेडीज क्लब की सदस्याओं द्वारा एक या दो बालिकाओं को गोद लिया गया है और वे बालिकाओं का ध्यान रखने, देखरेख करने तथा उन्हें परामर्श देने के साथ साथ एक मार्गदर्शक की भूमिका भी निभाती रही हैं। स्टाफ सदस्य/एसबीआई लेडीज क्लब के सदस्याएँ बालिकाओं की कठिनाइयों को समझने और शैक्षिक या अन्य प्रकार के समाधान सुझाने के साथ साथ उनसे बातचीत करने, समय-समय पर उनसे स्कूलों में मिलने भी जाती हैं। शिक्षकों के साथ निकट संपर्क भी रखा जाता है और बालिका की शैक्षिक प्रगति पर निगरानी रखी जाती है। आवश्यक होने पर समय पर सुधार के उपाय भी सुझाए जाते हैं।

धीरे-धीरे अधिकाधिक बालिकाओं को गोद लेते हुए बैंक ने इस बात पर बल दिया है कि गोद ली गई बालिका की व्यक्तिगत देखभाल करने और उस पर ध्यान देने में कोई कमी नहीं आनी चाहिए। इस योजना की मूल भावना भी यही रही है और इसे कभी बिसराया नहीं जाता।

घ. **अनुसंधान एवं विकास निधि**

बैंक ने भारतीय रिजर्व बैंक के साथ संयुक्त रूप से लंदन स्कूल ऑफ इकनामिक्स के एशिया अनुसंधान केन्द्र में 'भारतीय वेधशाला और आई जी पटेल पीठ' नामक एक पीठ की स्थापना की है। इसके अतिरिक्त, बैंक ने इंडियन स्कूल ऑफ बिजनेस, हैदराबाद में 'एसबीआई चेयर फॉर पब्लिक लीडरशिप' की स्थापना की है। वित्तीय वर्ष 2009-10 के दौरान इन दो पीठों को रु. 2.73 करोड़ की दान राशि के साथ सहायता प्रदान की गई।

ड.3. एसबीआई बाल कल्याण कोष

ऊपर बतायी गई परियोजनाओं के अलावा, एसबीआई बाल कल्याण कोष से वित्तीय वर्ष 2009-10 के दौरान 6 परियोजनाएं शुरू की गई और बाल कल्याण परियोजनाओं के लिए रु.4.58 लाख की राशि के अनुदान वितरित किए। अल्प-सुविधा प्राप्त और गरीब बच्चों को उनके शैक्षिक एवं आर्थिक विकास में उनकी सहायता करने के लिए भारतीय स्टेट बैंक के कर्मचारियों से प्राप्त हुई दान राशि और उतनी ही राशि बैंक से प्राप्त करके इस कोष की स्थापना की गई थी।

ड.4. बैंक की ग्रीन बैंकिंग पहल

ग्लोबल वार्मिंग एक ऐसा गंभीर मुद्दा बन गया है जिसने विश्व के सभी देशों का ध्यान आकर्षित किया है और जलवायु परिवर्तन के कारण अनियमित मानसून, बाढ़, सूखा और अनियमित तापमान और अन्य प्रकार की स्थिति उत्पन्न होने और खतरे में पड़ी हुई सृष्टि की वनस्पति और जीवजंतुओं के अस्तित्व को बनाए रखने के लिए तुरंत उपाय करना आवश्यक हो गया है। देश के प्रमुख वित्तीय संस्थान के रूप में, भारत भर में सभी ग्राहकों को वित्तीय संसाधन एवं सेवाएं उपलब्ध कराने के साथ साथ इस विषय पर बैंक को एक बड़ी भूमिका निभानी है। बैंक को अपने दायित्वों की पूर्ति और उपलब्ध अवसरों दोनों दृष्टियों से इस भूमिका का निर्वाह करना है।

Projects during FY 2009-10

1. **Community Service Banking**

   a. 114 projects were assisted with Rs.6.93 crores covering the areas of Health, Education, Assistance for Handicapped, Sports, Environment and Assistance to tribals & other underprivileged members of the society.

   b. **Natural Calamities:** 6 Projects amounting to Rs.5.22 crores were undertaken for providing relief and rehabilitation to victims of Natural Calamities. Of this Rs.5.15 crores was donated to the Chief Minister's Relief Funds of 4 States.

   c. **Adoption of Girl Child:** Society's preference for the boy child resulted in a large number of instances when the girl child was deprived of familial attention, education, affection, healthcare, in extreme cases, even food etc. This saw a high incidence of female infanticide or ill-treatment of girl children.

   As a part of its commitment to the welfare of our society, the Bank decided to adopt Girl Children in the age group of 6 to 14 who were orphans, destitute, physically handicapped, belonging to poor families.

   This initiative was started in 2008 with 8,338 children. There are presently 19,534 girl children covered under the scheme. These belong to 6,658 schools spread all over the country and have been adopted by 5,726 branches. An assistance of Rs.4.84 crores was extended during Financial year 2009-10.

   Apart from financial assistance, individual employees from the Bank/spouses of employees or members of SBI Ladies Club adopt one or two children for care, mentoring, counselling, to try and fulfill the role of a guide. This includes periodic visits to the schools by Staff Members / SBI Ladies Club Members, talking to the girl child to understand her difficulties, academic or otherwise, and offering solutions. A close liaison is also maintained with the teachers and the academic progress of the girl child is monitored. If felt necessary, timely corrective action is suggested.

   While gradually increasing the coverage, the Bank has emphasized that individual care and attention to the adopted children as originally envisaged, should not be diluted.

   d. **R&D Fund**

   The Bank has set up a chair named 'Indian Observatory and IG Patel Chair' at Asia Research Centre of the London School of Economics jointly with the Reserve Bank of India. In addition, the Bank has established an 'SBI Chair for Public Leadership' in the Indian School of Business, Hyderabad. These 2 chairs have been assisted with donations amounting to Rs.2.73 crores during FY 2009-10.

M.3. SBI Children's Welfare Fund

Apart from the projects reported above, the SBI Children's Welfare Fund, which was set up with donations from the employees of SBI with matching contributions from the Bank to assist underprivileged and poor children in their educational and economic development, undertook 6 projects during FY 2009-10 and distributed grants of Rs.4.58 lacs for child welfare projects.

M.4. Green Banking Initiatives of the Bank

Global warming has become a serious issue attracting attention from all the Nations of the world warranting urgent measures to combat the climate change, which may otherwise result in irregular Monsoons, floods, draughts and uneven temperatures, altogether keeping the existence of flora and fauna of the universe at stake. As the Country's Premier Financial Conglomerate providing financial resources and services to clients pan India, the Bank has a strategic role to play in addressing this issue, both in terms of its obligations and in terms of its opportunities.

देश के एक जिम्मेदार **कारपोरेट सिटीजन** होने के कारण, बैंक ने प्रतिकूल जलवायु परिवर्तनों का सामना करने के लिए योगदान देने के उद्देश्य के साथ ग्रीन बैंकिंग नीति को अपनाया है। इस नीति में दो मुद्दों पर ध्यान देने के लिए दो महत्वपूर्ण दृष्टिकोण, अर्थात i) बैंक के अपने कार्बन उत्सर्जन में कमी लाने और ii) कम कार्बन उत्सर्जन करने के लिए अपने ग्राहकों को जागरूक करने हेतु बैंक ने अनेक उपाय किए हैं जिनमें कम खर्च वाली बिजली प्रणालियों को अपनाना, ऊर्जा बचानेवाले उपकरणों, कारगर जल प्रबंधन प्रणालियों को स्थापित करना, कचरे का निपटान और वृक्षारोपण आदि शामिल है।

पूरे बैंकिंग, वित्त और बीमा क्षेत्र में अपनी तरह के प्रथम प्रयास के रूप में, बैंक ने नवीकरणीय ऊर्जा संसाधनों के माध्यम से बिजली उत्पादन करने का विचार किया और इसलिए प्रदूषणयुक्त बिजली के स्थान पर प्रदूषणमुक्त बिजली का उपयोग करने की दृष्टि से बैंक के अपने उपयोग के लिए पवनचक्कियाँ स्थापित करने का संकल्प किया है। 15 मेगावाट की स्थापित क्षमता वाली कुल 10 पवनचक्कियाँ तमिलनाडु, गुजरात और महाराष्ट्र राज्यों में लगाई गई हैं। यह परियोजना चार महीने के एक रेकार्ड समय में शुरू की गई है जो पर्यावरण और मानव जाति को बचाने के अपने प्रयासों में बैंक की निष्ठा और प्रतिबद्धता को प्रतिबिम्बित करती है।

ड.5. वित्तीय समावेशन

इस तथ्य को ध्यान में रखते हुए कि भारत में 6.38 लाख निवासियों में से अधिकांश को किसी भी वाणिज्यिक बैंक या क्षेत्रीय ग्रामीण बैंक की सेवाएं प्राप्त नहीं होती हैं, बैंक ने इन बैंकिंग सुविधा रहित गांवों तक पहुँचने और कम लागत पर मूलभूत बैंकिंग सुविधाएं उपलब्ध कराने का कार्य हाथ में लिया है। इस प्रकार बैंक ने मार्च 2010 तक 1 लाख बैंकिंग सुविधा रहित गांवों को इस योजना में शामिल करने का लक्ष्य रखा है।

इस आवश्यकता को समझते हुए कि ऐसे गांवों तक पहुंचने के लिए अकेली ढांचागत शाखाएं पर्याप्त नहीं हैं और यह कार्य उच्च नवोन्मेषी एवं तकनीकी पहल की मांगवाला है, बैंक ने बिजनेस फेसिलिटेटर्स (बीएफ), बिजनेस कॉरेस्पांडेंट्स (बीसी) और नई प्रौद्योगिकी का उपयोग करने का एक बहु-आयामी दृष्टिकोण अपनाने का निर्णय किया है जिससे इन बैंकिंग सुविधा रहित गांवों को इस योजना में शामिल किया जा सके।

इस प्रकिया में, बैंक ने बीसी/बीएफ के रूप में 10 राष्ट्रीय स्तर के भागीदार और क्षेत्रीय स्तर पर गठजोड़ के रूप में 8,000 बीसी/बीएफ नियुक्त किए हैं। बीसी/बीएफ के वैकल्पिक चैनल ने इन बैंकिंग सुविधा रहित गांवों में बैंकिंग सुविधाएं प्रदान करने के लिए संपूर्ण देश में 25,000 ग्राहक सेवा केंद्रों के रूप में अपनी सेवाओं का विस्तार किया है। इस राष्ट्रीय उद्देश्य में योगदान देने के लिए बैंक ने पिछले दो वर्षों के दौरान ग्रामीण एवं अर्ध-शहरी क्षेत्रों में 1,001 नई शाखाएं खोली हैं।

ड.6. बृहन् मुंबई महानगर पालिका के साथ शैक्षणिक भागीदारी

बृहन् मुंबई महानगर पालिका ने नगरपालिका द्वारा चलाए जा रहे स्कूलों में शिक्षा में सुधार करने और उसके स्तर को ऊंचा उठाने के लिए एक परियोजना शुरू की है। बैंक ने 2 वर्ष की अवधि के लिए एक भागीदार के रूप में इस परियोजना में सहायता करने हेतु सहमति प्रदान की है। यह परियोजना सम्पूर्ण देश के समक्ष एक आदर्श के रूप में तैयार की जाएगी। इस परियोजना के निम्नलिखित उद्देश्य हैं :

- औसतन शिक्षा-प्राप्ति परिणामों में 30-35% से 70-80% तक सुधार लाना।
- विद्यार्थी उपस्थिति में 50-60% से 90% से अधिक तक सुधार लाना।
- विशेष रूप से उच्च प्राथमिक स्तर पर असफल होने वाले विद्यार्थियों की संख्या में कमी लाना।
- कम से कम 30-50% बच्चों को आसानी से अंग्रेजी बोलने योग्य बनाना।
- दसवीं स्कूल के कम से कम 20% बच्चों के लिए उत्कृष्ट व्यावसायिक प्रशिक्षण की व्यवस्था करना।
- कम से कम 20 प्रतिशत माता-पिता को शिक्षा प्रदान करने के प्रयासों में शामिल करना।
- प्रत्येक स्कूल में अच्छी सुविधाएं उपलब्ध कराना।

ढ. कारपोरेट संप्रेषण एवं परिवर्तन

- वर्ष के दौरान, बैंक के सभी कर्मचारियों में सिटीजनशिप की भावना मन में बैठाने के लिए "सिटीजन एसबीआई" के नाम से एक नया कायाकल्प कार्यक्रम तैयार किया गया है जिसमें मानव संसाधन विकास को शामिल करते हुए गहरी चिंतनशील, बहु-स्तरीय अभिवृत्तीय परिवर्तन एवं कायाकल्प की परिकल्पना की गई है। इस महत्वाकांक्षी कार्यक्रम का उद्देश्य हमारे 2 लाख से अधिक कर्मचारियों में परिपूर्णता की भावना जाग्रत करना है जिससे बैंक द्वारा अपने ग्राहकों और व्यापक स्तर पर समाज को भी उपलब्ध करायी जाने वाली सेवाओं में उल्लेखनीय सुधार किया जा सके।

Being a responsible **Corporate Citizen** of the country, the Bank has adopted a Green Banking Policy with an objective of contributing towards the fight against the adverse climatic changes. The policy envisages two pronged approach to address the issue viz. i) to reduce the Bank's own carbon footprint and ii) to sensitise the Bank's clients to adopt low carbon emission practices. As part of the Bank's initiatives to move towards low carbon operations, the Bank has initiated several measures, which include switching over to energy efficient lighting systems, installation of energy savers, efficient water management systems, waste disposal and tree plantation etc.

First of its kind in the entire Banking, Finance and Insurance Sector (BFIS), the Bank has conceptualised generation of energy through renewable energy resources and therefore, resolved to install windmills for the Bank's captive use with a view to substitute the polluting power with green power. A total of 10 windmills with an installed capacity of 15 MW came up in the States of Tamilnadu, Gujarat and Maharashtra. The project has been installed and commissioned in a record time of four months which reflects the Bank's sincerity and urge in its efforts to protect the environment and mankind.

M.5. Financial Inclusion

Considering the fact that a majority of 6.38 lacs habitations in India are not served by any Commercial Bank or Regional Rural Bank, the Bank took upon itself the task of reaching out to these unbanked villages and making available the basic banking facilities at affordable cost. Thus, the Bank envisioned a mission of covering 1 lac unbanked villages by March 2010.

The realization that the job demands highly innovative and technological initiative in view of the fact that brick and mortar branches alone were not sufficient to reach out, the Bank decided to take on multi-pronged approach of engaging Business Facilitators (BF), Business Correspondents (BC) and technological innovations to cover the unbanked villages besides expanding through new branches.

In the process, the Bank engaged 10 National level partners as BC /BFs and 8,000 BC/BFs as regional level alliances. The alternate channel of BC/BF expanded its footprints at 25,000 Customer Service Points throughout the length and breadth of the country for serving unbanked villages. The Bank also added 1,001 new branches during the last two years in Rural and Semi Urban areas to contribute to this national cause.

M.6. Education Partnership with the Municipal Corporation of Greater Mumbai

The Municipal Corporation of Greater Mumbai (MCGM) has launched a project to transform and upgrade the outcome of education in schools run by the Municipal Corporation. The Bank has agreed to support this project as a partner for a period of 2 years as this project may evolve as a model for replication across the country. The project has the following objectives:

- Improvement in average learning outcomes from 30-35% to 70-80%.
- Improvement in student attendance from 50-60% to 90%+.
- Reduction in drop-out rates especially at upper primary level.
- Enabling at least 30-50% of the children to speak English comfortably.
- At least 20% of secondary school children getting strong vocational training.
- At least 20% of parents being highly involved in the child's learning.
- Creating infrastructure of the right quality in each school.

N. CORPORATE COMMUNICATION & CHANGE

- During the year, a new transformational programme titled "Citizen SBI" envisaging deep- rooted, multi-level attitudinal change and transformation consisting of waves of HR interventions was rolled out to instill a feeling of Citizenship among all employees of the Bank. The purpose of this ambitious programme was to give a sense of fulfillment to our 2 lacs plus employees and thereby to make a remarkable improvement in the services provided by the Bank to its customers as also to society at large.

- सिटीजन उन्मुखता कार्यक्रम, जो उपर्युक्त परियोजना का प्रथम चरण है और जिसका उद्देश्य सिटीजनशिप के आदर्श की स्थापना करना है और प्रत्येक कर्मचारी को उससे लाभान्वित करना है। सितंबर 2009 और फरवरी 2010 के बीच भारतीय स्टेट बैंक के प्रत्येक कर्मचारी के लिए शुरू किया गया है।

- स्टाफ सदस्य जो पहले से ही सिटीजनशिप अदर्श से परिचित हैं, "ग्राहक संतुष्टि कार्यक्रम" के नाम से इस कार्यक्रम के चरण-2 के माध्यम से ग्राहक आवश्यकताओं को पूरा करने की कला को विकसित करके उसे व्यवहार में लाने की पहल को आगे बढ़ाएँगे। इस कार्यक्रम की प्रायोगिक परियोजनाएं तैयार कर ली गई हैं और अनेक क्षेत्रीय ग्राहक संतुष्टि दल गठित किए गए हैं। बैंक की सभी शाखाओं और ग्राहक सेवा प्रदान करने वाली अन्य इकाइयों को शामिल कर चरण-2 को अंतिम रूप देते हुए जून 2010 से शुरू किया जाएगा।

- वर्ष 2010-11 के दौरान सिटीजन एसबीआई परियोजना के दो अन्य चरण शुरू किए जाएंगे। प्रथम चरण में, वरिष्ठ अधिकारियों के लिए बाजार सहभागिता कार्यक्रम शुरू किया जाएगा जिससे उनके संबंधित परिचालन क्षेत्रों में समुदायों समूहों की आवश्यकताओं का पता लगाने और उन्हें पूरा करने के लिए उन्हें तैयार किया जा सके और जिससे वे केवल सेवा प्रदाता बनने की बजाय एक संवेदनशील मार्गदर्शक बन सकें। दूसरे चरण में, निरंतर चलनेवाली कायाकल्प की इस यात्रा में वरिष्ठ प्रबंधन वर्ग को जोड़ने हेतु "सिटीजनशिप विजन" कार्यक्रम शुरू किया जाएगा।

- वर्ष के दौरान "सिटीजन एसबीआई" नाम से एक नई वेबसाइट शुरू की गई जिससे कार्यक्रम की जानकारी देने के बाद उनके मस्तिष्क में होने वाले परिवर्तनों के बारे में कर्मचारियों के साथ विचारों का आदान-प्रदान किया जा सके। बैंक के शीर्ष प्रबंधन को सीधे अपनी प्रतिक्रिया एवं विचार भेजने के लिए अपने सभी कर्मचारियों को एक माध्यम उपलब्ध करने के अलावा रचनात्मक कार्यों में उनके योगदान इस वेबसाइट पर प्रदर्शित किए जाते हैं।

- एसबीआइ कायाकल्प कार्यक्रम 2010-2013 के अंतर्गत किए जाने वाले प्रयासों पर विचार विमर्श करने और व्यावसायिक पहलों पर विचार करने तथा कर्मचारियों द्वारा किए जाने वाले प्रयासों के प्रभावी कार्यान्वयन हेतु मुख्य महाप्रबंधकों और उनसे ऊपर की श्रेणी के कार्यपालकों के लिए दिनांक 13 से 16 दिसंबर 2009 तक गोवा में एक सम्मेलन आयोजित किया गया।

- भारतीय स्टेट बैंक पर एक कारपोरेट फिल्म डिस्कवरी नेटवर्क्स द्वारा बनाई जा रही है। इसमें बैंक के इतिहास, भारत में आधुनिक बैंकिंग के प्रादुर्भाव और इससे जुड़े लोगों को दिखाया जाएगा। इसमे भारत और विदेश में बैंक की छवि बनाने में मदद मिलेगी।

- महत्वपूर्ण बैंकिंग घटनाओं पर वीडियो क्लिप दिखाते हुए और कर्मचारियों के साथ बैंक/कारपोरेट लक्ष्यों / श्रेष्ठ प्रथाओं आदि से संबंधित घटनाओं पर विचारों का आदान-प्रदान करने के लिए बैंक के भीतर भी संदेश दिए जा रहे हैं। ऐसे संदेश बैंक की तिमाही गृह पत्रिका "कलीग" के माध्यम से भी प्रकाशित किए जाते हैं जिससे देश के कोने कोने में अपने स्टाफ से जुड़ा जा सके।

ण. संगठनात्मक योजना

संगठनात्मक परिवर्तनः

- भुगतान कारोबार में उपलब्ध संभावनाओं का लाभ उठाने की दृष्टि से, वर्ष के दौरान एक मुख्य महाप्रबंधक के नेतृत्व में एक भुगतान कार्यनीति समूह का गठन किया गया है जिससे हमारे बाजार अंश के वर्तमान 13% से बढ़कर कम से कम 17% होने की संभावना है।

- गैर-ऋण सीपीसी की देखरेख करने के लिए 4 महानगरों, अर्थात् मुंबई, दिल्ली, चेन्नई और कोलकाता मण्डलों में उप महाप्रबंधक (परिचालन) का पद सृजित किया गया है।

- बैंक के देशीय परिचालनों के साथ प्रभावी सामंजस्य सुनिश्चित करते हुए और निर्णय करने की प्रक्रिया में तेजी लाते हुए व्यवसाय मॉडलों और भौगोलिक कार्य-क्षमताओं के माध्यम से एक स्तर तक कार्य-क्षमताओं का निर्माण करने की दृष्टि से अंतरराष्ट्रीय बैंकिंग समूह की संगठनात्मक संरचना का पुनर्गठन किया गया है। महाप्रबंधक (रिटेल एवं अनुषंगियां) और महाप्रबंधक (अनुपालन एवं जोखिम) के नए पद सृजित किए गए हैं और महाप्रबंधक (विपणन) और महाप्रबंधक (आईएस) के पदों को महाप्रबंधक (थोक) और महाप्रबंधक (वित्तीय संस्था समूह) के रूप में नए नाम दिए गए हैं।

- चार महानगरों में उप महाप्रबंधक (वित्तीय आयोजना एवं सलाहकारी सेवाएं) के पद का सृजन किया गया है।

- वित्तीय संस्थाओं को लक्ष्य बनाने और रोकड़ प्रबंधन उत्पाद, ट्रेड फाइनेंस, उगाही, अभिरक्षा और राजकोष प्रबंधन सेवाएं आदि क्षेत्रों में उपलब्ध अवसरों का फायदा उठाने के लिए वित्तीय संस्थात्मक व्यवसाय इकाई का सृजन किया गया है।

- Citizen Orientation Programme, the first intervention of the above Project to introduce the ideal of Citizenship and its benefits to individuals was taken to each and every employee of SBI between September 2009 and February 2010.
- Staff members already familiar with the citizenship ideal will take the initiative forward by developing and practicing the art of fulfilling customer needs through Intervention – II of the programme called "Customer Fulfillment Programme". Pilot projects of the programme have already been rolled out and a large number of Regional Customer Fulfillment teams have been formed. Final roll-out of Intervention II to cover all branches and other customer facing units of the Bank will start from June, 2010.
- Two other interventions of the Citizen SBI Project will be launched during 2010-11. One, the Market Engagement Programme for senior functionaries to equip them to identify and meet the needs of communities/clusters in their respective areas of operations, thereby becoming a pro-active enabler instead of a mere service provider. Second, the Citizenship Vision Programme for engaging the Senior Management in the ongoing transformation journey.
- "Citizen SBI", a new website has been launched during the year to enable employees to share their views and experiences after exposure to the programme. Stories regarding involvement of our staff members in worthy causes are placed on the website besides providing a platform to all our employees to send their feedback and views directly to the Top Management of the Bank.
- A "Top Management Conclave" involving the Chief General Managers and above was held in Goa from the 13th to 16th December, 2009 to identify the initiatives as a part of "SBI Transformation Agenda 2010-2013" and to work out on the strategies for effective implementation of the Business Initiatives, Enabling Initiatives and the People Initiatives.
- A corporate film on SBI is being made by Discovery Networks focusing on its history, how it has evolved by bringing in modern banking in India and the people behind the scenes. This will immensely help in the Bank's image building both in India and abroad.
- Internal communication in the Bank is also being enhanced by showing video clips on important banking events and sharing developments in the Bank / corporate goals / best practices etc., with the employees. Such communications are also made through the Bank's in-house quarterly magazine "Colleague" to reach out to our staff in the remotest corners of the country.

O. ORGANISATIONAL PLANNING

Organisational Changes:

- During the year, a Payment Strategy Group, headed by a Chief General Manager has been created with a view to capture the payment opportunities which is expected to grow and increase our share from present 13% to at least 17%.
- Creation of DGM (Operations) in Circles controlling the 4 Metros i.e. Mumbai, Delhi, Chennai & Kolkata to take care of non-credit CPCs.
- The organisational structure of the International Banking Group has been reorganized with a view to build capabilities to achieve and manage scale through competencies around business models and geographies, ensuring effective interaction with the domestic operations of the Bank and speeding up the decision making process. New positions of General Manager (Retail and Subsidiaries) and General Manager (Compliance & Risk) have been created and General Manager (Marketing) & General Manager (IS) has been rechristened as General Manager (Wholesale) & General Manager (Financial Institutions Group).
- Creation of DGM (Financial Planning & Advisory Services) in four Metros.
- Financial Institutions Business Unit has been created for targeting financial institutions and to exploit the opportunities in the areas of Cash Management Product, Trade Finance, Collection, Custodial & Treasury Management Services etc.

- चार मिड कारपोरेट शाखाएं, अर्थात नागपुर, आईएफबी, पुणे और रायपुर एवं भिलाई में वाणिज्यिक शाखा पर नियंत्रण रखने हेतु मिड कारपोरेट ग्रुप क्षेत्र, पुणे का सृजन किया गया है।
- भावनगर में नए आंचलिक निरीक्षण कार्यालय का सृजन किया गया है।
- बैंक में निरंतर बढ़ रही प्रशिक्षण आवश्यकताओं को पूरा करने के लिए मुख्य महाप्रबंधक (ज्ञानार्जन एवं विकास) के नेतृत्व में एक नई कार्यनीतिक प्रशिक्षण इकाई का सृजन किया गया है।

त. सूचना का अधिकार अधिनियम, 2005 (आरटीआइ अधिनियम 2005)

सूचना का अधिकार अधिनियम, 2005 के अंतर्गत आवेदनों एवं अपीलों का निपटान करने के लिए शाखाओं/प्रशासनिक कार्यालयों/क्षेत्रीय व्यवसाय कार्यालयों/स्थानीय प्रधान कार्यालयों में उपयुक्त संरचना लागू की गई। इसके अतिरिक्त, इस अधिनियम के अंतर्गत विभिन्न विषयों का निपटान करने और उनमें समन्वय स्थापित करने के लिए कारपोरेट केंद्र में अलग से सूचना का अधिकार विभाग बनाया गया। जनता की सुविधा के लिए बैंक ने अपनी वेबसाइट http://www.statebankofindia.com और http://www.sbi.co.in में एक आरटीआई लिंक भी दिया है।

थ. मानव संसाधन विभाग (एचआर)

मानव संसाधन विभाग के नए प्रयास :

बेहतर निष्पादन हेतु कर्मचारियों को प्रोत्साहित करने के लिए चालू वर्ष के दौरान बैंक द्वारा अनेक महत्वपूर्ण उपाय किए गए जिससे बैंक की विकास योजनाओं के लक्ष्यों को प्राप्त किया जा सके।

ज्ञानार्जन एवं विकास

i. भावी नेतृत्व नामक एक अभिनव प्रयास के अंतर्गत कार्यपालकों की शिक्षा के लिए विश्व के प्रमुख व्यवसाय स्कूल, ड्यूक कारपोरेट एज्यूकेशन के साथ साथ आईआईएम, अहमदाबाद की सेवाओं के लिए अनुबंध किया गया है जिससे महाप्रबंधकों को ग्राहक उन्मुख संस्कृति के साथ व्यवसाय का नेतृत्व करने के लिए तैयार किया जा सके।

ii. शाखा प्रबंधकों और सीपीसी के इकाई प्रमुखों के लिए 'जागृति' नाम से एक नेतृत्व कार्यक्रम जिसे एक बाहरी परामर्शक के सहयोग से तैयार किया गया है, दिनांक 26.10.2009 को शुरू किया गया । वर्तमान में यह कॉलेज एवं अकादमी दोनों में संचालित किया जा रहा है।

iii. श्रेष्ठ प्रशिक्षण प्रथाओं को अपनाने के लिए नामित 230 कारपोरेटों में से बैंक की प्रशिक्षण प्रणाली को "गोल्डन पीकॉक नेशनल ट्रेनिंग अवार्ड-2009" प्रतिष्ठित पुरस्कार प्रदान किया गया है। हमारी प्रशिक्षण प्रणाली को बैंक के बाहर सर्वप्रथम इस प्रकार का पुरस्कार मिला है।

iv. हमारे कर्मचारियों को 24X7 ज्ञानार्जन की सुविधा उपलब्ध कराने के लिए, ज्ञानोदय पोर्टल पर 137 ई-लर्निंग पाठ्यक्रम उपलब्ध कराए गए। ई-पाठ्यक्रम हाथोहाथ लेने में कर्मचारियों की रुचि बढ़ाने के लिए अनेक निर्देशित ई-लर्निंग पोर्टल भी शुरू किए गए।

v. विशेषज्ञ अधिकारियों को हमारे बैंक में लाने के लिए, बी-स्कूलों से 117 प्रबंधन प्रशिक्षु अधिकारियों की भर्ती की गई।

vi. मुख्य महाप्रबंधक (ज्ञानार्जन एवं विकास) के नेतृत्व में हैदराबाद में कार्यनीतिक प्रशिक्षण इकाई की स्थापना की गई। यह कार्यनीतिक प्रशिक्षण इकाई प्रशिक्षण प्रणाली को स्वयं संचालित करेगी। उद्योग के श्रेष्ठ कार्यक्रमों को संचालित करने से हमारे बैंक कर्मचारियों की आत्म विकास क्षमता में वृद्धि होगी।

कार्मिक प्रबंधन

i. चिकित्सा लाभों की उच्चतम सीमाओं में वृद्धि करके सेवानिवृत्त हुए कर्मचारियों के लिए आवासीय इलाज सुविधा शुरू करते हुए सेवानिवृत्त कर्मचारी चिकित्सा लाभ योजना (आर ई एम बी एस) में संशोधन किया गया है।

ii. बैंक पेंशनरों के लिए पेशन के केन्द्रीकृत भुगतान की एचआरएमएस के माध्यम से व्यवस्था की गयी है।

iii. बेहतर आय के लिए भारतीय स्टेट बैंक के कोष विभाग के माध्यम से बैंक की पेंशन निधियों के निवेश शुरू किए गए हैं।

औद्योगिक संबंध

i. लगभग 22,000 लिपिकीय स्टाफ और 5,000 अधिकारियों की भर्ती करने के लिए वर्ष के दौरान व्यापक भर्ती अभियान चलाया गया। यह बैंकिंग क्षेत्र में शुरू किया गया अब तक का सबसे बड़ा अभियान है। इससे बैंक के शाखा विस्तार अभियान और पदोन्नति एवं सेवानिवृत्ति आदि के कारण कमी-वृद्धि के अनुरूप स्टाफ संख्या में फिर से भारी वृद्धि होगी। इससे न केवल कम आयु वाले स्टाफ की संख्या बढ़ाने में मदद मिलेगी अपितु बैंक की अपनी विकास योजनाओं की सफलता के लिए पूरे बैंक में गतिशीलता बढ़ेगी एवं विपणन अवसर भी उपलब्ध होंगे।

- Creation of Mid Corporate Group Region, Pune for control over four MC Branches i.e. Nagpur, IFB Pune and Commercial Branch at Raipur and Bhilai.
- Creation of new Zonal Inspection Office at Bhavnagar.
- A New Strategic Training Unit headed by a CGM (L&D) has been created to cater to the ever increasing training needs of the Bank.

P. RIGHT TO INFORMATION ACT 2005 (RTI ACT 2005)

Suitable structure has been put in place at Branches/Administrative Offices/Regional Business Offices/Local Head Offices for handling requests and appeals under RTI Act 2005. Further, an exclusive 'RTI Department' has been created in Corporate Centre to handle and co-ordinate various issues under the Act. For convenience of the public, the Bank has also created an RTI link on its website http://www.statebankofIndia.com and http://www.sbi.co.in.

Q. HUMAN RESOURCE DEPARTMENT (HR)

HR INITIATIVES:

A number of key initiatives have been taken by the Bank during the current year to motivate the employees to perform better so as to achieve the Bank's growth plans.

Learning & Development

i. Under the leadership pipeline initiative, the services of Duke Corporate Education, World's leading business school for Executive Education along with IIM, Ahmedabad were engaged to groom the General Managers to lead the business drive with customer oriented culture.

ii. JAGRITI- a leadership programme for Branch Managers and unit Heads of CPCs, which has been designed in association with an outside consultant, was rolled out on 26.10.2009 and is being conducted both at the College and Academy.

iii. The training system of the Bank was awarded the prestigious **"Golden Peacock National Training Award 2009"** in recognition of adopting the best training practices amongst the 230 Corporates nominated for the same. This is the first such recognition to our training system outside the Bank.

iv. In order to make 24X7 learning accessible to our employees, 137 e-learning courses have been uploaded on the Gyanodaya portal. Several guided e-learning portals were also conducted to hand-hold employees in taking the e-courses.

v. In order to induct specialists into our Bank, 117 Management Trainees from B-schools were recruited.

vi. Strategic Training Unit headed by CGM (L&D) has been set up at Hyderabad. The STU will own and drive the training system and enhance the self renewal capability of our Bank by conducting programmes that are the best in the industry.

Personnel Management

i. Retired Employees Medical Benefit Scheme (REMBS) has been modified by increasing the ceiling on the medical benefits and introducing domiciliary treatment for the retirees.

ii. Centralised payment of pension to Bank Pensioners has been made operational through HRMS.

iii. Investment of Bank's Pension corpus through the Treasury Department of SBI for better return has been operationalised.

Industrial Relations

i. Massive recruitment exercises have been undertaken during the year to recruit around 22,000 clerical staff and 5,000 officers. This recruitment drive, which is the largest recruitment exercise undertaken in the banking sector, will further augment the staff strength in tandem with the Bank's branch expansion drive and expected movement on account of promotion and retirement etc. This will not only help in reducing the age profile of staff but will also provide an opportunity of greater mobility and marketing thrust across the Bank to achieve its growth plans.

ii. करियर प्रगति योजना की समीक्षा करके अतिरिक्त पर्यवेक्षी ड्यूटी के साथ वरिष्ठ लिपिकीय स्टाफ को और अधिकार प्रदान किए गए हैं। वे पर्यवेक्षी भूमिकाओं एवं उत्तरदायित्वों को निभाएंगे, जिससे बैंक अधिकारियों की सेवाओं का उपयोग अन्य महत्वपूर्ण कार्यों के लिए आसानी से कर पाएगा।

iii. वर्ष के दौरान, निरंतर सहयोग और स्वस्थ वार्ता / चर्चा के माध्यम से विभिन्न औद्योगिक संबंध मुद्दों का निपटान करके स्टाफ और अधिकारी फेडरेशन दोनों के सदस्यों के साथ उत्कृष्ट संबंध बने रहे।

iv. सभी शाखाओं / कार्यालयों के संबंध में रखरखाव कार्यों की आउटसोर्सिंग पर हमारी स्टाफ फेडरेशन के साथ उद्योग स्तर पर पहली बार समझौते पर हस्ताक्षर किए गए।

v. एटीएम मशीनों में रोकड़ भरने की आउटसोर्सिंग और एटीएम की सम्पूर्ण सेवाओं की आउटसोर्सिंग के संबंध में भी हमारी स्टाफ फेडरेशन के साथ उद्योग स्तर पर पहली बार समझौते पर हस्ताक्षर किए गए।

एचआरएमएस परियोजना

i. कर्मचारी प्रबंधन क्षेत्र में प्रौद्योगिकी का अधिक उपयोग बढ़ाने के लिए, बैंक ने एसएपी-ईआरपी-एचआरएमएस साफ्टवेयर के माध्यम से अपनी एचआर प्रक्रिया का स्वचलन कार्यान्वित किया है। अब पूरे भारतीय स्टेट बैंक में सभी कर्मचारियों का एक केन्द्रीकृत आंकड़ा आधार उपलब्ध है।

ii. वर्ष के दौरान सेवानिवृत्त हुए कर्मचारियों सहित 2.08 लाख कर्मचारियों और 1.10 लाख आईबीआई/एसबीआई पेंशनरों की क्रमश: वेतन और पेंशन प्रक्रिया तथा भुगतान को केन्द्रीकृत कर दिया गया है।

iii. वर्ष के दौरान, सभी कर्मचारियों के लिए मासिक खर्च, अर्थात वाहन, समाचार-पत्र/पत्रिका, आकस्मिक मजदूर और साफ-सफाई के सामान के खर्च की प्रतिपूर्ति (जो 4 इन 1 में प्रतिपूर्ति के नाम से जानी जाती है) की प्रक्रिया को बैंक में लागू कर दिया गया है। एचआर क्षेत्र में कागजरहित प्रक्रिया में एक बड़ी पहल है।

iv. एचआरएमएस एक ऑनलाइन 'तत्काल आधार' पर बैंक के सभी कर्मचारियों के लिए ऑनलाइन डाटा प्रस्तुतीकरण एवं अवलोकन आदि से संबंधित अतिरिक्त सेवाएं उपलब्ध कराएगा।

v. उपर्युक्त पहल से कर्मचारी संतुष्टि में मदद मिलेगी। एचआर से संबंधित अन्य पहलों से एचआर संबंधी निर्णय करने की प्रक्रिया में तेजी लाने और गौण क्षेत्रों में काम करने वाले कर्मचारियों को प्रमुख कार्यों में लगाने में मदद मिलेगी।

स्टाफ संख्या

31 मार्च 2010 को बैंक में स्टाफ की संख्या 2,00,299 रही। इनमें से 35.26 प्रतिशत अधिकारी, 43.61 प्रतिशत लिपिक स्टाफ और शेष 21.13 प्रतिशत अधीनस्थ कर्मचारी थे।

अशक्त व्यक्ति अधिनियम (पीडब्ल्यूडी) अधिनियम,1955 का कार्यान्वयन

बैंक अशक्त व्यक्तियों के लिए भारत सरकार के दिशा-निर्देशों तथा अशक्त व्यक्ति अधिनियम 1995 की धारा 33 के तहत अशक्तों को आरक्षण उपलब्ध कराता है। 31.03.2010 को नियोजित अशक्त व्यक्तियों की कुल संख्या 2029 रही (नीचे दिए विवरणानुसार)।

तालिका : 11

श्रेणी	कुल संख्या	अशक्त व्यक्तियों की संख्या
अधिकारी	70,622	498
लिपिक	87,356	1282
अधीनस्थ	42,321	249
कुल	2,00,299	2029

अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

- 31 मार्च 2010 को बैंक की कुल स्टाफ संख्या में अनुसूचित जाति के स्टाफ की संख्या 39,697 (19.82%) और अनुसूचित जनजाति के स्टाफ की संख्या 13,702 (6.84%) प्रतिशत रही।
- आरक्षण नीति से संबंधित विषयों पर चर्चा करने और अनु. जाति एवं अनु. जनजाति कर्मचारियों की शिकायतों का प्रभावी ढंग से निवारण करने के लिए, सभी स्थानीय प्रधान कार्यालयों और कारपोरेट केन्द्र, मुंबई में भी संपर्क अधिकारी नामित किए गए हैं।
- बैंक के वरिष्ठ अधिकारी कारपोरेट केन्द्र स्तर पर भारतीय स्टेट बैंक के अनु. जाति एवं अनु. जनजाति कर्मचारियों के राष्ट्रीय संघ के प्रतिनिधियों के साथ और स्थानीय प्रधान कार्यालय एवं प्रशासनिक कार्यालय स्तरों पर, जहां आरक्षण नीति के कार्यान्वयन से संबंधित मुद्दों एवं अन्य बिन्दुओं पर चर्चा की जाती है, मण्डल के अनु. जाति एवं अनु. जनजाति कल्याण एसोसिएशनों के साथ भी समय समय पर नियमित बैठकें करते हैं। इससे काफी हद तक इन समुदायों की शिकायतों का निवारण करना सुनिश्चित हो गया।

ii. Senior clerical staff have been empowered with additional supervisory duties by reviewing career progression scheme. They will shoulder supervisory roles and responsibilities, which will facilitate the Bank to utilize the services of officers for other value added work.

iii. Excellence in relationship with the members of both the staff and officers federation was achieved by sorting out various IR related issues through their consistent support and healthy dialogue/discussion during the year.

iv. Industry level first, settlement was signed with our staff federation on outsourcing of maintenance functions in respect of all branches / offices.

v. Industry level first, settlement was signed with our staff federation for outsourcing of replenishment of cash in ATMs, as also outsourcing of entire ATM services.

HRMS Project

i. For leveraging technology in employee management area, the Bank has implemented automation of its HR process through SAP-ERP-HRMS software. A centralised database of all employees across SBI is now available.

ii. Salary and pension processing and payment of 2.08 lacs employees including the employees retired during the year and 1.10 lacs IBI / SBI pensioners respectively have since been centralised.

iii. During the year, the process of reimbursement of monthly expenses viz. Conveyance, Newspaper / Magazine, Casual Labour and Cleansing Material (known as 4in1 reimbursement) has been rolled out in the Bank for all employees. This is one of the major initiatives on paperless functioning in the HR area.

iv. HRMS will make available additional services on online submission and viewing of data etc. to all the employees of the Bank on an online "real time basis".

v. The above initiatives would help in employee satisfaction. The other HR related initiatives would help in expediting HR decision making process and also release of manpower from non-core areas.

Staff Strength

The Bank had a total strength of 2,00,299 on the 31st March 2010. Of this, 35.26% were officers, 43.61% clerical staff and the remaining 21.13% were sub-staff.

IMPLEMENTATION OF PERSONS WITH DISABILITIES (PWD) ACT, 1995

Our Bank provides reservation to Persons with Disabilities (PWDs) as per the guidelines of the Government of India and Section 33 of the PWD Act, 1995. The total number of Persons with disabilities, who were employed as on 31.03.2010, was 2029 (details given as under).

Table : 11

Category	Total	No. of Persons with Disabilities
Officers	70,622	498
Clerical	87,356	1282
Sub-staff	42,321	249
TOTAL	2,00,299	2029

REPRESENTATION OF SCHEDULED CASTES AND SCHEDULED TRIBES

- As on 31st March 2010, 39,697 (19.82%) of the Bank's total staff strength belonged to Scheduled Castes and 13,702 (6.84%) belonged to Scheduled Tribes.
- In order to discuss issues relating to reservation policy and effectively redress the grievances of SC/ST employees, Liaison Officers have been designated at all the Local Head Offices of the Bank as also at the Corporate Centre at Mumbai.
- Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of the National Federation of SBI SC/ST Employees at Corporate Centre as also with the representatives of Circle level SC/ST Welfare Associations at the Local Head Offices and Administrative Offices where issues pertaining to implementation of reservation Policies are discussed. This has ensured redressal of grievances to a large extent.

- भारत सरकार के प्रतिनिधि ने सभी 14 मण्डलों में एससी/एसटी/ओबीसी/पीडब्ल्यूडी से संबंधित आरक्षण रोस्टर का निरीक्षण किया और इसे संतोषजनक ढंग से रखा हुआ पाया।
- आरक्षण नीति और संबंधित क्षेत्रों के बारे में अद्यतन जानकारी/नवीनतम निर्देशों से अवगत कराने के लिए बैंक अनु. जातियों एवं अनु. जनजातियों के कक्षों के अधिकारियों, अनु. जातियों एवं अनु. जनजातियों के कल्याण संघों के प्रतिनिधियों और संपर्क अधिकारियों हेतु कार्यशालाएं आयोजित करता रहा है।
- अनु. जाति एवं अनु. जनजाति के अभ्यर्थियों के लिए भर्ती एवं पदोन्नति पूर्व प्रशिक्षण कार्यक्रम आयोजित किए जाते हैं जिससे वे निर्धारित मानदण्ड प्राप्त कर सकें और प्रभावी रूप से अन्य अभ्यर्थियों के साथ मुकाबला कर सकें।

द. व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

- प्रमुख व्यवसाय क्षेत्रों के निष्पादन और ग्राहक सेवा की गुणवत्ता बढ़ाने के लिए कोर बैंकिंग प्लेटफार्म को बेहतर बनाने हेतु बैंक ने व्यवसाय प्रक्रियाओं की पुन: रूपरेखा तैयार की है। बैंक द्वारा शुरू की गई बीपीआर परियोजना नए ग्राहकों से जुड़ने की कारगर योजना तैयार करके, वर्तमान ग्राहकों के साथ गहरे एवं स्थायी रिश्ते बनाकर और सभी ग्राहकों को सेवा की श्रेष्ठ गुणवत्ता के साथ बहु-चैनलों की सेवाएं उपलब्ध कराकर बैंक को एक विश्वस्तरीय बैंक के रूप में परिवर्तित करने के लिए कार्य कर रहा है। शुरू की गई विभिन्न बीपीआर पहलों का नीचे विस्तार से वर्णन किया गया है:
- रिटेल ऋणों, लघु एवं मध्यम उद्यम ऋणों और व्यापार वित्त के लिए केन्द्रीकृत प्रक्रिया केन्द्र स्थापित किए गए हैं, जिनमें अब शाखाओं का ऋण-संस्वीकृति कार्य किया जाता है।
- व्यापक धनाढय एवं उच्च निवल हैसियत वाले ग्राहकों पर और मध्यम उद्यमवाले ग्राहकों पर भी व्यक्तिगत रूप से ध्यान देते हुए सेवा प्रदान करने के लिए कार्यनीतिक केन्द्रों पर रिलेशनशिप मैनेजर पदस्थ किए गए हैं।
- महत्वपूर्ण बाजारों को लक्षित करके विभिन्न उत्पादों की बिक्री बढ़ाने तथा क्रास सेलिंग करने के लिए आवास ऋण विक्रय दल और बहु-उत्पाद विक्रय दल जैसे अलग कार्य दल बनाए गए हैं।
- आस्ति केन्द्रीकृत प्रक्रिया केन्द्रों के लिए विभिन्न संस्वीकृत प्रक्रियाओं हेतु सुनिश्चित मानक टर्न अराउंड समय निर्धारित किए गए हैं।
- आस्तियों एवं दस्तावेज निष्पादन की गुणवत्ता में सुधार किया गया।
- व्यापार वित्त की बहुलता वाले केन्द्रों में सभी शाखाओं को शीघ्र एवं आसानी से साख-पत्रों/बैंक गारंटियों और बिलों जैसे गैर-निधि आधारित व्यवसाय करने हेतु निपुण बनाया गया है।
- नए खातों को शीघ्रता से खोलने तथा व्यक्तिगत चेक बुक जारी करने के लिए शाखाओं को सशक्त बनाया गया है।
- समाशोधन संबंधी कार्यकलाप को केन्द्रीकृत करने और ग्राहक सेवा पर अधिक ध्यान देने के लिए शाखाओं को मुक्त करने हेतु समाशोधन केन्द्रीकृत प्रक्रिया केन्द्र स्थापित किए गए हैं।
- पेंशनरों को केन्द्रीकृत पेंशन प्रक्रिया केन्द्रों के माध्यम से सही एवं समय से पेंशन अदा की जा रही हैं।
- प्रलेख संग्रह केन्द्र बनाए गए हैं जिससे शाखाओं में पर्याप्त स्थान उपलब्ध हो सकें।
- एक स्थल पर स्विफ्ट के माध्यम से प्रेषित की जाने वाली खुदरा धनराशियों पर कार्रवाई करने के लिए आवक धनराशि केन्द्र खोले गए हैं।
- शीघ्रता से और दक्षतापूर्वक कार्य संचालित करने और ग्राहक सेवा में सुधार करने के लिए संगठनात्मक संरचना के अंतर्गत स्तरों में कमी की गई है।
- 24X7 आधार पर टोल फ्री नंबर वाला एक संपर्क केन्द्र स्थापित किया गया है जिसके द्वारा उत्पादों और सेवाओं के बारे में जानकारी देने के साथ-साथ ग्राहकों को खाते और शेष संबंधी जानकारी भी दी जाएगी। यह सेवा 17 देशों में अनिवासी भारतीयों के लिए भी उपलब्ध करा दी गई है।

  देश के सभी 116 शीर्ष व्यवसाय केन्द्रों को पूर्ण रूप से बीपीआर के अतर्गत शुरू किए गए उपर्युक्त प्रयासों की परिधि में लाया गया है जो अच्छी तरह से स्थापित हो गए हैं और इनसे शाखाओं द्वारा ग्राहकों को बेहतर, शीघ्र एवं सही सेवा प्रदान की जा रही है।

  इन सभी प्रयासों से बैंक को नई परिचालन संरचना सृजित करने में सहायता मिली है जिससे वैश्विक चुनौतियों का सामना किया जा सकेगा।

ध. राजभाषा

वर्ष के दौरान बैंक द्वारा भारत सरकार की राजभाषा नीति की विभिन्न अपेक्षाओं को पूरा करने के लिए अनेक प्रयास किए गए। बैंक द्वारा जन जन को अपने उत्पाद और सेवाएँ उपलब्ध कराने में भी राजभाषा हिंदी और अन्य भारतीय भाषाओं का प्रयोग किया गया। बैंक की 12,496 कोर बैंकिंग शाखाओं में द्विभाषी सॉफ्टवेयर की सुविधा उपलब्ध कराई गई है, जिससे ग्राहक अपनी पास बुक, खाता विवरण और अन्य रिपोर्टें हिंदी में प्राप्त कर सकें।

- Government of India representative inspected the reservation roasters for SCs/STs/OBCs/PWDs at all the 14 Circles and found this maintained satisfactorily.
- The Bank has been conducting workshops on reservation policy for SCs/STs/OBCs to impart up-to-date knowledge/latest operatives about the reservation policy and related areas to the SC/ST cell officers, representatives of SC/ST Welfare Association and the Liaison officers.
- Pre-recruitment and pre-promotion training programmes are being conducted to enable SC/ST candidates to achieve the prescribed standards to effectively compete with other candidates.

R. BUSINESS PROCESS RE-ENGINEERING (BPR)

The Bank has redesigned the business processes to leverage the Core Banking platform to improve performance in key business areas and quality of customer service. The BPR Project undertaken by the Bank is working to transform it into a world class institution by proactively reaching out to acquire new customers, building deep and lasting relationships with existing customers and providing all customers with the best quality of service across multiple channels. Various BPR initiatives undertaken are detailed below:

- Centralised Processing Centres for Retail loans, Small & Medium enterprise loans, and Trade Finance were set up, wherein the end to end processes have been taken over from branches.
- Relationship Managers have been positioned at strategic centres to extend personalized service to mass affluent and HNI clients, and also for Medium Enterprises clients.
- Dedicated Sales Teams like Home Loans Sales Team and Multi Product Sales Team have been set up to target niche markets and to up-sell and cross-sell various products.
- Assured Standard Turn Around Times for various sanction processes have been fixed for Asset CPCs.
- Quality of Assets and Documentation has improved.
- All branches in trade finance intensive centres have been made capable to handle non-fund based business like LCs/BGs and Bills with speed and ease.
- Capability has been provided to branches for speedy opening of new accounts and issue of personalised cheque books.
- Clearing CPCs have been established to centralise clearing related activities and free up branches to focus on customer service.
- Pensions are being paid to pensioners through Centralised Pension Processing Centres accurately and in time.
- Document Archival Centres have been designed to free up valuable space in branches.
- Inward Remittance Cell has been opened to handle all retail remittances received through SWIFT at a single point.
- For increasing speed and efficiency and to improve customer service, the organizational structure has been delayered.
- A 24x7 contact centre has been established with toll free number for providing information on products and services as well as account and balance queries to the customers. This service has also been extended to NRIs in 17 countries during the year.

All top 116 business centres of the country have been fully covered by the above BPR initiatives which have stabilised very well and have enabled branches to serve customers better, with speed and accuracy.

All these initiatives have helped the Bank in creating a new operating architecture capable of meeting global competition.

S. OFFICIAL LANGUAGE

During the year, the Bank took several initiatives to comply with the different requirements of the Official Language Policy of the Govt. of India. The Bank also used official language Hindi and other Indian languages to deliver its products and services to the masses. 12,496 Core Banking branches of the Bank are provided with bilingual software which enabled the customers to get their pass books, statements of account and other reports in Hindi.

इसके अतिरिक्त एटीएमों पर भी संबंधित क्षेत्रीय भाषा और हिंदी का विकल्प उपलब्ध है जिनके उपयोगकर्ताओं की संख्या वर्ष के दौरान हिंदी में 4,40,29,106 और अन्य भारतीय भाषाओं में 3,79,48,223 थी।

इस वर्ष हिंदी दिवस के अवसर पर बैंक के अध्यक्ष द्वारा बैंककर्मियों के लिए संदेश जारी किया गया। इसमें उन्होंने सभी स्टाफ सदस्यों का आह्वान किया कि लिखने के स्तर पर भी अपनी-अपनी मूल सोच के अनुरूप हिंदी का अधिक से अधिक प्रयोग करने का प्रयास करना चाहिए ताकि बैंकिंग-सुविधाओं से अब तक वंचित रहे लोग भी निस्संकोच बैंकिंग सेवाएँ प्राप्त कर सकें।

बैंक की हिंदी गृहपत्रिका 'प्रयास' को वर्ष 2008-09 के लिए पिछले सात वर्षों में चौथी बार इस प्रतियोगिता में प्रथम पुरस्कार प्राप्त हुआ है, जो इस पत्रिका के 21 वर्ष के इतिहास में भारतीय स्टेट बैंक की एक अद्वितीय उपलब्धि है।

मुंबई की प्रतिष्ठित साहित्यिक-सामाजिक-सांस्कृतिक संस्था 'आशीर्वाद' द्वारा भी 'प्रयास' को वर्ष 2008-09 का 'श्रेष्ठ गृहपत्रिका पुरस्कार' प्रदान किया गया।

स्टाफ को राजभाषा हिंदी का प्रयोजनमूलक ज्ञान कराने के लिए अनेक कार्यशालाएँ आयोजित की गईं। बैंककर्मियों को अपने दैनिक कार्य में हिंदी के प्रयोग के लिए प्रोत्साहित करने हेतु तिमाही शब्दावली स्मरण प्रतियोगिता और अन्य बहुत सी प्रतियोगिताएं आयोजित की गईं।

न. बैंकिंग परिचालन विभाग

केवाईसी/एएमएल/सीएफटी उपाय

i) बैंक ने इस विषय पर भारतीय रिज़र्व बैंक द्वारा मास्टर परिपत्र के अनुसार अपने ग्राहक को जानिए (केवाईसी)/धन शोधन निवारक (एएमएल) / आंतकवाद का वित्तपोषण करने का विरोध (सीएफटी) करने के उपायों से संबंधित नीति का कार्यान्वयन किया है जिसे बोर्ड द्वारा अनुमोदित किया गया है। इस नीति के प्रमुख घटक निम्नानुसार हैं:

- ग्राहक स्वीकृति
- ग्राहक पहचान
- लेनदेन की निगरानी
- कार्मिकों को प्रशिक्षण
- रेकार्डों का रखरखाव

ii) केन्द्रीय बोर्ड के अनुमोदन के बाद इस नीति के सुगम कार्यान्वयन से संबंधित नीतिगत दिशा-निर्देश भी परिचालित किए गए हैं।

iii) धन शोधन निवारक अधिनियम, 2002 के नियमों द्वारा अधिदेशित वित्तीय आसूचना इकाई- भारत को निम्नलिखित रिपोर्टें प्रस्तुत करने की दृष्टि से, लेनदेन पर निगरानी रखी जाती है।

- नकदी लेनदेन रिपोर्ट (सीटीआर)
- जाली करेंसी रिपोर्ट (सीसीआर)
- संदिग्ध लेनदेन रिपोर्ट (एसटीआर)

लेनदेन की निगरानी करने और इस संबंध में आवश्यक सहायता उपलब्ध कराने की दृष्टि से, बैंक ने एक उपयुक्त साफ्टवेयर खरीदा है जिसे बैंक के सीबीएस प्लेटफॉर्म पर कार्य करने के अनुकूल बना दिया गया है। बैंक की सभी देशी शाखाओं द्वारा निपटाए जाने वाले समस्त लेनदेन की प्रक्रिया दैनिक आधार पर की जा रही है और इस उद्‌देश्य के लिए बनाए गए केवाईसी / एएमएल कक्ष, जो मुख्य महाप्रबंधक (बैंकिंग परिचालन) के नियंत्रणाधीन कार्य कर रहा है, द्वारा विश्लेषण करने हेतु ऑफ लाइन मोड से रोजाना संदेहजनक लेनदेनों की रिपोर्ट (एसटीआर) अलर्ट्‌स के साथ-साथ मासिक नकद लेनदेन रिपोर्ट तैयार की जा रही है जिससे उपयुक्त मामलों में संदेहजनक लेनदेन रिपोर्टों को अंतिम रूप देकर उन्हें वित्तीय आसूचना इकाई-भारत को प्रस्तुत किया जा सके।

iv) बैंक में केवाईसी/एएमएल पर प्रशिक्षण नियमित आधार पर प्रदान किया जा रहा है। केवाईसी/एएमएल के विशिष्ट कार्यक्रमों के अतिरिक्त, सभी प्रशिक्षण कार्यक्रमों/सेमिनारों/ कार्यशालाओं में केवाईसी/एएमएल संबंधी एक सत्र रखा जाता है। इसके अतिरिक्त, बैंक ने 1 अगस्त को केवाईसी अनुपालन और धोखाधड़ी रोकिए दिवस के रूप में मनाने का निर्णय किया है जिससे सम्पूर्ण बैंक में उपयुक्त जागरूकता और सम्बद्धता स्तरों को बनाए रखा जा सके और जन-समुदाय के बीच केवाईसी मुद्दों की उचित समझ भी बढ़ायी जा सके।

धोखाधड़ी रोकना, विश्लेषण करना और निगरानी रखना

धोखाधड़ियाँ रोकने के लिए किए गए उपाय निम्नवत हैं:

- बैंक ने एटीएम में पासवर्ड बदलने के लिए संशोधित अनुदेश लागू किए हैं।
- एसबीआईएमएफ वारंटों का भुगतान सीबीएस पर डिविडेंट वारंट पैमेंट मॉड्यूल के माध्यम से किया जा रहा है।
- अवार्ड स्टाफ सदस्यों के लिए, जो धोखाधड़ियों का पता लगाने, रोकने या धोखाधड़ी माामलों में वसूली कराने में सहायक होते हैं, अलर्टनेस अवार्ड स्कीम को लोकप्रिय बनाया गया है।

In addition to this, all the ATMs of the Bank are provided with the option of respective Regional Language and Hindi and the number of hits on ATMs in Hindi were 4,40,29,106 and in other Indian languages were 3,79,48,223 during the year.

This year, the Chairman of the Bank has given a message to the staff of the Bank wherein all the staff members were called upon to endeavour to make maximum use of Hindi particularly while communicating in writing so that the people deprived of banking facilities so far may also be able to avail banking services without any hesitation.

Bank's In-House Hindi magazine 'Prayas' has once again bagged the first prize for the year 2008-09, fourth time in last seven years in the 21 years' history of the journal.

'Prayas' has also been awarded 'Best House Journal Prize' for the year 2008-09 by Mumbai's premier literary-socio-cultural organization 'Aashirwad'.

Several workshops were conducted for staff to equip them with the functional knowledge of the official language Hindi. In order to encourage the staff to use Hindi in their day-to- day work, Quarterly Shabdavali Smaran and many more competitions were organised during the year.

T. BANKING OPERATIONS DEPARTMENT

KYC/AML/CFT MEASURES

i) The Bank has put in place the Board approved revised policy on Know Your Customer (KYC) / Anti Money Laundering (AML) / Combating Financing of the Terrorism (CFT) measures in line with Master Circular issued by Reserve Bank of India on the subject. The main components of the Policy are as follows:

- Customer Acceptance
- Customer Identification
- Monitoring of Transactions
- Training of personnel
- Preservation of Records

ii) Procedural Guidelines to facilitate implementation of the Policy have also been circulated after approval of the Central Board.

iii) Monitoring of Transactions is done with a view to submit undernoted reports to Financial Intelligence Unit-India (FIU-IND) mandated by rules of Prevention of Money Laundering Act, 2002.

- Cash Transaction Reports (CTRs)
- Counterfeit Currency Reports (CCRs)
- Suspicious Transaction Reports (STRs)

With a view to supplement and support monitoring of transactions, the Bank has acquired appropriate software which has been customized to function on the CBS platform of the Bank. Processing of all transactions handled by all domestic branches of the Bank, on day to day basis, is being done and monthly CTRs are being generated alongwith STR alerts daily in offline mode, for analysis by the dedicated KYC/AML Cell, functioning under the control of Chief General Manager (BO) for finalisation and filing of STRs to FIU-IND in appropriate cases.

iv) Training on KYC/AML is being imparted on an ongoing basis in the Bank. In addition to exclusive KYC/AML programmes, all training programmes/seminars/workshops, have a KYC/ AML session included in the programme. Further, the Bank has decided to observe 1st August every year as "KYC Compliance and Fraud Prevention day" to maintain appropriate awareness and involvement levels across the Bank as also to create proper understanding of KYC issues among the members of public.

FRAUD PREVENTION, ANALYSIS AND MONITORING

The measures taken for prevention of frauds are as under :

- The Bank has introduced revised instructions for change of Password in ATMs.
- SBIMF Warrants are being paid through 'Dividend Warrant Payment Module' on CBS.
- Alertness Award Scheme, to reward staff members who are instrumental in detection, prevention of frauds or in effecting recoveries in fraud cases has been popularized.

- यह सुनिश्चित करना कि कारपोरेट केन्द्र के सतर्कता विभाग द्वारा अनुमोदित संशोधित योजना के अनुसार 10 या उससे अधिक स्टाफ वाली शाखाओं में (एसएएम शाखाओं सहित) और सीपीसी केन्द्रों / सीपीसी कक्षों में, चाहे उनमें स्टाफ संख्या कितनी भी हो, निवारक सतर्कता समितियां गठित की गई हैं।
- विसल ब्लोवर' अवधारणा को प्रोत्साहित करना/लोकप्रिय बनाना।

इसके अतिरिक्त, निम्नलिखित कार्यों के लिए धोखाधड़ी विश्लेषण कक्ष (एफएसी) का सृजन किया गया है ;

- अलर्ट्स रिपोर्टों के आधार पर अनुवर्ती कार्रवाई करना, जो प्रौद्योगिकी के माध्यम से तैयार की जाती है और अलर्ट्स रिपोर्टों के आधार पर कारगर कार्रवाई की जाती है जो प्रविष्ट किए जा रहे कपटपूर्ण लेनदेन के बारे में संकेत देती है।
- उच्च राशि की धोखाधड़ियों की निगरानी करने और उनकी पुनरावृत्ति रोकने में सहायता करना।

सामान्य बैंकिंग

I. भारतीय स्टेट बैंक क्षतिपूर्ति नीति - 2009

देश के एक प्रमुख बैंक के रूप में, भारतीय स्टेट बैंक हमेशा ग्राहक सेवा के उच्चतम मानकों का सृजन करने और उन्हें बनाए रखने का प्रयास करता है तथा ग्राहकों को प्रदान की गई सेवाओं में किसी भी प्रकार की गलती की किसी अनजानी घटना में, ऐसी गलतियों के लिए क्षतिपूर्ति करने हेतु बैंक ने बोर्ड द्वारा अनुमोदित एक क्षतिपूर्ति नीति का कार्यान्वयन किया है। इस नीति से यह सुनिश्चित होगा कि इन सेवाओं के प्राप्तकर्ताओं को उनसे इसके लिए अनुरोध प्राप्त किए बिना उचित वित्तीय मुआवजा उपलब्ध करा दिया जाए।

II. बैंक की आउटसोर्सिंग नीति

भारतीय रिज़र्व बैंक ने नॉन-कोर कार्यों की आउटसोर्सिंग करने के लिए बैंकों को अनुमति प्रदान कर दी है और तदनुसार बैंक ने उन विभिन्न कार्यकलापों की आउटसोर्सिंग को शामिल करने और उसे नियमित करने के लिए बोर्ड द्वारा अनुमोदित एक नीति का कार्यान्वयन किया है जिन्हें बैंक के अंदर निष्पादित करने पर अधिक खर्च आता है और उचित जांच के साथ उन्हें अन्य वेंडरों से कराना विवेकपूर्ण माना गया ।

प. सुपर सर्कल ऑफ एक्सिलेंस

प.1. संकल्पना

उच्च वृद्धि दर प्राप्त करने, कार्य-क्षमता में सुधार करने, ग्राहक सेवा की उच्च गुणवत्ता सुनिश्चित करने तथा श्रेष्ठ प्रथाओं का आदान प्रदान करने के लिए एक मंच के रूप में कार्य करने हेतु भी शाखाओं के एक उप समूह पर विशेष ध्यान देने के लिए सुपर सर्कल ऑफ एक्सिलेंस की परिकल्पना की गई है। उच्च निष्पादन वाली शाखाओं की श्रेष्ठ प्रथाओं को पूरे देश की अन्य शाखाओं में लागू करने की दृष्टि से एक दोहरे समानांतर दृष्टिकोण के आधार पर शाखाओं का चयन किया गया है, अर्थात बढ़ रही प्रतिस्पर्धा का सामना करने के लिए महानगरीय एवं बड़े शहरी केन्द्रों की शाखाओं के समूह को मिलाकर एक उप समूह बनाना और प्रत्येक क्षेत्र से एक शाखा के आधार पर शाखाओं को शामिल करके दूसरा एक और उप समूह बनाना।

दिनांक 31.03.2010 को, सुपर सर्कल ऑफ एक्सिलेंस में 661 शाखाएं, इसी उद्देश्य के लिए बनाए गए एससीई क्षेत्रों के अधीन 16 शाखाएं और एससीई समन्वयक द्वारा चुने गए प्रत्येक क्षेत्र से एक शाखा के आधार पर चयनित 330 शाखाएं हैं।

प.2. फोकस :

एससीई शाखाएं मुख्य रूप से निम्नलिखित कार्यों पर विशेष ध्यान दे रही हैं;

- रिटेल व्यवसाय, अर्थात वैयक्तिक देशीय जमाराशियों और वैयक्तिक और एसबीएफ अग्रिमों, कासा जमाराशियों और परस्पर विक्रय से आय में वृद्धि करना।
- एससीई शाखाओं के सम्पूर्ण निष्पादन का मापन व्यवसाय के सभी पहलुओं को शामिल करते हुए एक बहु-आयामी कार्य क्षमता मैट्रिक्स के आधार पर किया जा रहा है।
- रिटेल कार्यों में श्रेष्ठ निष्पादन करने वाले बैंक के साथ लक्ष्य निर्धारित करना।
- ग्राहक सेवा के उच्च मानक स्थापित करना; इसका उद्देश्य शून्य शिकायत की स्थिति तक पहुंचना है।
- पीबीबीयू के नए उत्पाद और नव व्यवसाय विभाग की अन्य प्रौद्योगिकीय पहल प्रायोगिक आधार पर शुरू करना।

प.3. व्यवसाय स्तर एवं वृद्धि

दिनांक 31.03.2010 को एससीई शाखाओं के व्यवसाय निष्पादन संकेतों को नीचे प्रस्तुत किया गया है;

- रिटेल जमाराशियां, अर्थात वैयक्तिक देशीय जमाराशियां- रु.53,451 करोड़ (वर्ष दर वर्ष वृद्धि रु.9879 करोड़; बैंक की गैर-एससीई शाखाओं द्वारा हासिल की गई 21.97% वृद्धि की तुलना में 22.67% की वृद्धि)।
- वैयक्तिक अग्रिम, अर्थात - रु.22,834 करोड़ (वर्ष दर वर्ष वृद्धि रु.6,488 करोड़; बैंक की गैर-एससीई शाखाओं द्वारा हासिल की गई 23.60% वृद्धि की तुलना में 39.69% की वृद्धि)।

- Ensuring that Preventive Vigilance Committees are formed at the branches having staff strength of 10 or more (including SAM branches) and at CPCs/Cells irrespective of their staff strength, as per the revised scheme approved by the Vigilance Department at Corporate Centre.
- Encourage/popularize 'Whistle Blower' concept.

Further, Fraud Analysis Cell (FAC) has been created to :

- Follow up action on alerts which are generated through technology intervention and proactive action is taken on alerts which may be indicative of a fraudulent transaction having been put through.
- Help in avoiding recurrence and monitoring of high value frauds.

GENERAL BANKING

I. STATE BANK OF INDIA COMPENSATION POLICY – 2009

As a premier Bank of the nation, SBI always strives to create and maintain highest standards of customer service and in any unlikely event of any slippage in services extended to customers, the Bank has put in place a Board approved Compensation Policy to compensate for such slippages. The policy will ensure that appropriate financial compensation is provided to the recipients to these services, without requesting for it.

II. BANK'S OUTSOURCING POLICY – 2010

RBI have permitted banks to outsource non-core functions and the Bank has accordingly put in place a Board approved Outsourcing Policy to cover and regulate outsourcing of various activities which are considered not economical to be carried out within the Bank and are considered prudent to be availed of from third party vendors, with appropriate checks and balances.

U. SUPER CIRCLE OF EXCELLENCE

U.1. Concept :

The concept of Super Circle of Excellence (SCE) has been conceived to impart focus on a subset of branches to deliver high growth, improve efficiency, ensure high quality of customer service and also act as a forum for sharing best practices. The branches have been selected on a twin track approach i.e. one subset comprising cluster of branches in Metro and large urban centres to meet the burgeoning competition and other subset consisting of branches selected on the basis of one per Region aiming to transplant best practices from high performing branches to other branches across the country.

As on 31.03.2010, there are 661 branches in Super Circle of Excellence, 331 branches under 16 dedicated SCE Regions and 330 branches selected on the basis of one per Region facilitated by SCE coordinator.

U.2. Focus :

The SCE branches are primarily focusing on –

- Growth in Retail business i.e. Personal (Per) Domestic deposits and Per + SBF advances, CASA deposits and Income from Cross Selling.
- Overall performance of SCE branches is being measured on a multi dimensional efficiency matrix covering all aspects of business.
- Benchmarking with the best performing bank in retail operations.
- Setting high standards of customer service; objective is reaching a zero complaint status.
- Piloting new products of PBBU and other technology initiatives of New Business Department.

U.3. Business levels and growth :

Business performance indicators of SCE branches as on 31.03.2010 are furnished below:

- Retail Deposit i.e. Personal Domestic Deposits-Rs.53,451 crores (YoY growth is Rs.9,879 crores; 22.67% as against 21.97% achieved by non-SCE branches of the Bank).
- Personal Advances – Rs.22,834 crores (YoY growth is Rs.6,488 crores; 39.69% as against 23.60% achieved by non-SCE branches of the Bank).

- कासा जमाराशियां - अर्थात - रु.32,652 करोड़ (वर्ष दर वर्ष वृद्धि रु.7,650 करोड़; बैंक की गैर-एससीई शाखाओं द्वारा हासिल की गई 25.24% वृद्धि की तुलना में 30.60% की वृद्धि)। एससीई शाखाओं का कासा अनुपात मार्च 2009 में 35.20% था जो मार्च 2010 में बढ़कर 40.15% हो गया।
- परस्पर विक्रय आय - रु.27.66 करोड़ (वर्ष दर वर्ष वृद्धि - बैंक की गैर-एससीई शाखाओं द्वारा हासिल की गई 97% वृद्धि की तुलना में 112.17% की वृद्धि)।

  एससीई शाखाएं बैंक की कुल शाखाओं का 5.32% भाग है। बैंक के व्यवसाय में उनका योगदान रिटेल जमाराशियों में 12.94%, रिटेल अग्रिमों में 15.90%, वैयक्तिक अग्रिमों में 16.99% और परस्पर विक्रय आय में 13.36% है जो धीरे-धीरे बढ़ रहा है।

  एससीई शाखाएं व्यापक रूप से शाखाओं में ग्राहकों की भीड़ कम करने और सम्पूर्ण ग्राहक अनुभव में वृद्धि करने के लिए इंटरनेट बैंकिंग, मोबाइल बैंकिंग, आरटीजीएस, एनईएफटी, डीमैट और ईजी-ट्रेड जैसी नई प्रौद्योगिकीय पहलों पर नियंत्रण कर रही है। एससीई के उप समूह ने बैंक के कुल प्रौद्योगिकीय उत्पाद कार्य-क्षेत्र में लगभग 18% का योगदान दिया है।

प-4. अन्य नई पहल :

- डाटा वेयरहाउस पोर्टल के माध्यम से एससीई विभाग द्वारा व्यवसाय संभावना मापन अप्लिकेशन तैयार किया गया है जिससे प्रत्येक एससीई शाखा के परिचालन क्षेत्र में उपलब्ध व्यवसाय संभावना को सही ढंग से मापा जा सके और उससे फायदा उठाया जा सके।
- एक 100 की मैट्रिक्स के आधार पर एससीई शाखाओं में ग्राहक संतुष्टि का स्तर मापने के लिए, 25 मापदण्डों के साथ एक ग्राहक प्रतिसूचना फॉर्मेट तैयार किया गया है। यह फॉर्मेट सीधे ग्राहकों को भेजे जाते हैं और प्रतिक्रियाएं एससीई विभाग द्वारा तैयार किए गए केन्द्रीकृत सीएसएम अप्लिकेशन में ऑनलाइन पर प्राप्त की जाती हैं। कमी वाले क्षेत्रों पर निरंतर नजर रखने से, औसतन सीएसएम स्कोर अब 85-87 के बीच में है जबकि मार्च 2009 में यह 80-82 के बीच में था।

  वर्ष 2010-11 में सीएसई शाखाओं द्वारा अर्जित की गई आय में सुधार करने के लिए, सभी सहायक घटकों, अर्थात बेहतर परिवेश, सीआरई/आरएमपीबी, और निपुणताओं को अद्यतन करना इन शाखाओं में सुनिश्चित किया जा रहा है जिससे उन्हें उच्च वृद्धि देनेवाली शाखाएं बनाकर रखा जा सके।

फ. ऋण नीति एवं कार्यविधि विभाग (सीपीपीडी)

निष्पादन संबंधी उल्लेखनीय तथ्य :

- बैंक की ऋण नीति की समीक्षा की गई और भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देश उसमें समाविष्ट किए गए।
- आधारभूत संरचना क्षेत्र के लिए सावधि ऋण वित्तीय सम्बद्धता सीमा को 10% से बढ़ाकर 15% करना।
- नामिती निदेशक समीक्षा एवं प्राधिकार संरचना की नियुक्ति करना।
- अप्रतिभूत अग्रिमों से संबंधित विवेकपूर्ण मानदण्ड ।
- बैंकों द्वारा अग्रिमों की पुनर्संरचना करने से संबंधित दिशा-निर्देश।
- ऋणान्वयन संबंधी उचित प्रथा संहिता से संबंधित दिशा-निर्देशों के अंतर्गत शिकायत निवारण प्रणाली की समीक्षा करना।
- अनर्जक आस्तियों की बिक्री संबंधी लेखा प्रक्रिया / प्रतिभूतिकरण कंपनियां/आस्ति पुनर्निर्माण कंपनियां।
- वायदा विनिमय संविदाओं और डेरीवेटिव्स से संबंधित परिचालनात्मक दिशा-निर्देश।
- प्रतिस्पर्धी मूल्य-निर्धारण करना - समीक्षा करना।
- साख-पत्रों के अंतर्गत बिलों का बट्टा करने हेतु वाणिज्यिक पत्र से सम्बद्ध दरें।
- नया व्यवसाय आकर्षित करने के लिए अप्रतिभूत आधार पर कारपोरेट कंपनियों का वित्तपोषण करने संबंधी नीति
- बैंक की ग्रीन बैंकिंग नीति के अंतर्गत, सभी बैंक परिसरों में फल देने वाले पेड़ लगाना, ऊर्जा बचत उपायों का कार्यान्वयन, रियायती ब्याज दरों पर परियोजना ऋणों का विस्तार करते हुए ग्रीन हाउस गैसों में कमी लाने के लिए ग्राहकों को प्रोत्साहित करना, सीडीएम पंजीकरण में सहायता करना और सीईआर प्राप्यों का प्रतिभूतिकरण आदि जैसी पहलें शुरू की गई।
- बैंक ने अपनी पवनचक्की परियोजना के अंतर्गत 10 पवनचक्कियाँ (प्रत्येक 1.5 मेगावाट की) तीन राज्यों, अर्थात महाराष्ट्र, गुजरात और तमिलनाडु में स्थापना की है। इन पवनचक्कियों से पैदा होने वाली बिजली का इन राज्यों में बैंक के चुनिंदा कार्यालयों / शाखाओं में उपयोग किया जाएगा। भारतीय स्टेट बैंक भारत में पहला बैंक है जिसने पूरे बैंकिंग उद्योग में अपने उपयोग के लिए "हरित बिजली" की संकल्पना को अपनाया है।

नया उत्पाद

- शिपब्रेकिंग यूनिटों का वित्तपोषण करना।

- CASA Deposits – Rs.32,652 crores (YoY growth is Rs.7,650 crores; 30.60% as against 25.24% achieved by non-SCE branches of the Bank). CASA Ratio of SCE branches has improved from 35.20% in March 2009 to 40.15% in March 2010.

- Cross Selling Income – Rs.27.66 crores (YoY growth is 112.17% as against 97% achieved by the non-SCE branches of the Bank)

  The SCE branches constitute 5.32% of total branches of the Bank. Their contribution in business of the Bank is 12.94% in Retail Deposits, 15.90% in Retail advances, 16.99% in Personal Advances and 13.36% in the Cross Selling Income, which are steadily improving.

  The SCE branches are extensively leveraging the new technology initiatives of the Bank viz. Internet Banking, Mobile Banking, RTGS, NEFT, Demat and eZ-trade, for decongesting the branches and enhancing overall customer experience. The SCE subset has contributed nearly 18% in total technological product coverage of the Bank.

U.4. Other New Initiatives :

- Potential Mapping Application has been developed by SCE Department through Data Warehouse Portal to correctly measure and tap the potential available in the area of operation of each SCE branch.

- For measuring level of customer satisfaction in SCE branches on a matrix of 100, a customer feedback format has been devised with 25 parameters. The formats are directly dispatched to customers and the responses keyed in online in the centralized CSM application developed by SCE Department. With continuous tracking of the deficient areas, the average CSM scores is now in the range of 85-87 as against 80-82 in March 2009.

  To improve the premium enjoyed by SCE branches in 2010-11, all enablers i.e. better ambience, CREs/RMPBs, up-gradation of skills are being ensured in these branches to keep them on higher growth trajectory.

V. CREDIT POLICY AND PROCEDURES DEPARTMENT (CPPD)

PERFORMANCE HIGHLIGHTS :

- Loan Policy of the Bank has been reviewed and current RBI guidelines have been incorporated.
- Increase in the Term Loan exposure limit to Infrastructure sector to 15% from 10%.
- Appointment of Nominee Directors Review and Authority Structure.
- Prudential Norms on Unsecured Advances.
- Guidelines on Restructuring of Advances by Banks.
- Review of Grievances redressal mechanism under Guidelines on Fair Practice Codes for Lending.
- Accounting procedures for sale of NPAs / Securitisation Companies / Asset Reconstruction Companies.
- Operational guidelines on Forward Exchange Contracts and Derivatives.
- Competitive Pricing – Review.
- CP linked rates for discounting of Bills under LCs.
- Policy for financing Corporates on Unsecured basis to attract new business.
- As part of the Bank's Green Banking Policy, initiatives like plantation of fruit bearing trees across the Bank's premises, implementation of energy saving measures, encouraging customers on reduction of Green House gases by way of extending project loans on concessionary interest rates, assisting in CDM Registration and securitization of CER receivables etc. were undertaken.
- Under the captive windmill project, the Bank has gone in for 10 windmills (1.5 MW each) which have been set up in three States viz. Maharashtra, Gujarat and Tamilnadu. Power generated from the windmills shall be set-off against the power consumption of identified offices / branches of those States. State Bank of India is the first Bank in India to have conceived the idea of 'Green Power' generation for captive use in the Banking Industry.

NEW PRODUCT :

- Financing to Shipbreaking Units.

उत्तरदायित्व वक्तव्य

निदेशक बोर्ड एतदद्वारा उल्लेख करता है कि:

i. वार्षिक लेखे तैयार करते समय लागू लेखा मानकों का समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है;

ii. उन्होंने ऐसी लेखा नीतियों का चयन एवं निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2010 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ और हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेक सम्मत हैं;

iii. उन्होंने बैंक की आस्तियों की सुरक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताओं को रोकने और उनका पता लगाने के लिए बैंककारी विनियमन अधिनियम, 1949 और भारतीय स्टेट बैंक अधिनियम, 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड रखने हेतु समुचित एवं पर्याप्त सावधानी बरती है; और

iv उन्होंने वार्षिक लेखों को वर्तमान और भावी सतत अपेक्षाओं के अनुसार तैयार किया है।

आभार

वर्ष के दौरान, श्री अरुण रामनाथन के स्थान पर, जो 30 अप्रैल 2009 को सेवानिवृत्त हुए, दिनांक 13 मई 2009 से श्री अशोक चावला, वित्त सचिव, भारत सरकार को धारा 19 (ङ) के अंतर्गत बोर्ड में नामित किया गया।

निदेशकों ने भारत सरकार, भारतीय रिज़र्व बैंक, सेबी, आईआरडीए और अन्य सरकारी एवं नियामक एजेंसियों से प्राप्त मार्गदर्शन एवं सहयोग के लिए अपनी कृतज्ञता प्रकट की है।

निदेशकों ने सभी महत्वपूर्ण ग्राहकों, शेयरधारकों, बैंकों एवं वित्तीय संस्थाओं, शेयर बाजारों, रेटिंग एजेंसियों और अन्य हितधारकों को भी उनके संरक्षण एवं सहयोग के लिए धन्यवाद दिया है और बैंक के कर्मचारियों की समर्पित एवं प्रतिबद्ध टीम की उन्होंने सराहना की है।

केन्द्रीय निदेशक बोर्ड के लिए
और उनकी ओर से,

ओ.पी. भट्ट

दिनांक : 14 मई 2010

अध्यक्ष

Responsibility Statement

The Board of Directors hereby states :

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgements and estimates as are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2010, and of the profit and loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

Acknowledgement

During the year, Shri Ashok Chawla, Finance Secretary, Govt. of India was nominated to the Board under Section 19 (e) with effect from 13th May 2009, in place of Shri Arun Ramanathan, who retired on 30th April 2009.

The Directors express their gratitude for the guidance and cooperation received from the Government of India, RBI, SEBI, IRDA and other government and regulatory agencies.

The Directors also thank all the valued clients, shareholders, banks and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support, and take this opportunity to express their appreciation of the dedicated and committed team of employees of the Bank.

For and on behalf of the

Central Board of Directors

O.P. Bhatt

Date : 14th May, 2010 Chairman

कारपोरेट अभिशासन

अभिशासन कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ प्रथाओं का अक्षरश: अनुपालन करने के लिए प्रतिबद्ध है। बैंक का मानना है कि उपयुक्त कारपोरेट अभिशासन का महत्व विधिक एवं विनियामक अपेक्षाओं के अनुपालन से अधिक होता है। उपयुक्त अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है । इसके अनुपालन से बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारकों को इष्टतम परिणाम दे सकता है। संक्षेप में इसके उद्देश्य इस प्रकार हैं :

- शेयरधारकों की पूंजी में वृद्धि करना।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही एवं स्पष्ट सूचना उपलब्ध कराना।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता हासिल करना।
- ऐसा सर्वश्रेष्ठ गुणवत्तापूर्ण कारपोरेट नेतृत्व प्रदान करना, जो दूसरों के लिए अनुकरणीय हो।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे।
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना।
- नीति विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी निर्देशित होती है।
- यह सुनिश्चित करना कि भारत सरकार/भारतीय रिज़र्व बैंक एवं अन्य विनियामकों एवं बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों, विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

शेयर बाजारों के साथ लिस्टिंग एग्रीमेंट के खंड 49 के अनुसार बैंक ने उन मामलों को छोड़कर जहाँ खंड 49 के प्रावधान भारतीय स्टेट बैंक अधिनियम 1955 तथा भारतीय रिज़र्व बैंक/भारत सरकार द्वारा जारी किए गए निदेशों के अनुरूप नहीं हैं, कारपोरेट अभिशासन के प्रावधानों का अनुपालन किया है। कारपोरेट अभिशासन के इन प्रावधानों के कार्यान्वयन पर एक रिपोर्ट नीचे प्रस्तुत की गई है।

बोर्ड की संरचना

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित एक अधिनियम अर्थात भारतीय स्टेट बैंक अधिनियम 1955 (अधिनियम) से हुआ। इस अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था । बोर्ड की अध्यक्षता भारतीय स्टेट बैंक अधिनियम की धारा 19 (क) के अंतर्गत नियुक्त बैंक के अध्यक्ष करते हैं। भारतीय स्टेट बैंक अधिनियम की धारा 19 (ख) के अंतर्गत नियुक्त दो प्रबंध निदेशक भी इस बोर्ड के पूर्णकालिक सदस्य हैं। अध्यक्ष एवं प्रबंध निदेशक पूर्णकालिक निदेशक होते हैं। 31 मार्च 2010 को बोर्ड में शिक्षा जगत की शख्सियतों सहित कुल 10 अन्य निदेशक थे। इनमें शेयरधारक, भारत सरकार एवं भारतीय रिज़र्व बैंक के नामितियों एवं भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (घ) के अंतर्गत नियुक्त निदेशकों के प्रतिनिधि शामिल हैं। पूर्णकालिक निदेशकों, जिनमें अध्यक्ष और दो प्रबंध निदेशक शामिल हैं, के अलावा 31 मार्च 2010 को बोर्ड का स्वरूप निम्नानुसार था :

- धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित चार निदेशक,
- केंद्र सरकार द्वारा धारा 19 (घ) के अंतर्गत नामित चार निदेशक,
- केंद्र सरकार द्वारा धारा 19 (ङ) के अंतर्गत नामित एक निदेशक तथा
- भारतीय रिज़र्व बैंक द्वारा धारा 19 (च) के अंतर्गत नामित एक निदेशक।

निदेशक मंडल का गठन खंड 49 के प्रावधानों का अनुपालन करते हुए किया गया है।

CORPORATE GOVERNANCE

The Bank's Philosophy on Code of Governance

State Bank of India is committed to the best practices in the area of corporate governance, in letter and in spirit. The Bank believes that good corporate governance is much more than complying with legal and regulatory requirements. Good governance facilitates effective management and control of business, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect the interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman and the Board of Directors are also guided by the SBI Act, 1955, with all relevant amendments.
- Ensuring that a senior executive is made responsible in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the GoI/ RBI and other regulators and the Board, and report deviation, if any.

The Bank has complied with the provisions of Corporate Governance as per Clause 49 of the Listing Agreement with the Stock Exchange except where the provisions of Clause 49 are not in conformity with SBI Act, 1955 and the directives issued by RBI/GoI. A report on the implementation of these provisions of Corporate Governance in the Bank is furnished below.

Composition of the Board

State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955 (Act). A Central Board of Directors was constituted according to the Act. The Board is headed by the Chairman, appointed under section 19(a) of SBI Act; two Managing Directors are also appointed members of the Board under section 19(b) of SBI Act. The Chairman and Managing Directors are whole time Directors. As on 31st March 2010, there were 10 other directors on the Board including eminent personalities from academics. These included representatives of shareholders, nominee officials of Government of India and Reserve Bank of India and directors nominated by the Government of India under Section 19(d) of the State Bank of India Act, 1955. Apart from the whole time Directors comprising Chairman and two Managing Directors, the composition of the Board as on the 31st March 2010, was as under:

- four directors, elected by the shareholders under Section 19(c),
- four directors, nominated by the Central Government under Section 19(d),
- one director, nominated by the Central Government under Section 19(e), and
- one director, nominated by the Reserve Bank of India under Section 19(f).

The composition of the Board complies with provisions laid down in Clause 49.

गैर-कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में दिया गया है, विभिन्न बोर्डों/समितियों में सभी निदेशकों द्वारा धारित निदेशक पदों/सदस्यताओं का विवरण अनुलग्नक II में दिया गया है तथा बैंक में उनकी शेयरधारिता का विवरण अनुलग्नक III में दिया गया है।

समितियाँ

केंद्रीय बोर्ड ने निदेशकों की आठ समितियाँ गठित की हैं। ये हैं- (1) कार्यकारिणी समिति, (2) लेखा-परीक्षा समिति, (3) जोखिम प्रबंधन समिति, (4) शेयरधारक/निवेशक शिकायत निवारण समिति, (5) बड़ी राशि (1 करोड़ रुपए तथा उससे अधिक) की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति, (6) ग्राहक सेवा समिति, (7) प्रौद्योगिकी समिति, और (8) बोर्ड की पारिश्रमिक समिति।

केंद्रीय बोर्ड और उसकी समितियों की बैठकें

बैंक के केंद्रीय बोर्ड की वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2009-10 के दौरान केंद्रीय बोर्ड की 10 बैठकें आयोजित की गईं। बैठकों की तिथियाँ और निदेशकों की उपस्थिति निम्नानुसार है :

तालिका : 12 वर्ष 2009-10 के दौरान आयोजित बोर्ड की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 10
बैठकों की तिथियाँ : 09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010

श्री ओ. पी. भट्ट, अध्यक्ष, श्री आर.श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी), श्री एस. वैंकटाचलम, डॉ. देवा नंद बलोधी तथा डॉ.(श्रीमती) वसंता भरुचा, निदेशक सभी दस बैठकों में उपस्थित रहे। अन्य निदेशकों की उपस्थिति की तिथियाँ निम्नानुसार हैं :

निदेशक का नाम	नामांकन/चयन के बाद आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	10	9	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 08.02.2010, 19.03.2010, 26.03.2010
डॉ. अशोक झुनझुनवाला	10	8	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 26.03.2010
श्री दिलीप सी. चौकसी	10	6	09.05.2009, 19.06.2009, 30.07.2009, 31.10.2009, 19.12.2009, 25.01.2010
श्री डी. सुंदरम	10	9	09.05.2009, 19.06.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010
प्रो. मोहम्मद सलाहुद्दीन अंसारी	10	8	09.05.2009, *19.06.2009, 30.07.2009, *22.08.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010
डॉ. राजीव कुमार	10	4	30.07.2009, 31.10.2009, 19.12.2009, 25.01.2010
श्री अशोक चावला (13.05.2009 से)	9	2	19.12.2009, 26.03.2010
श्रीमती श्यामला गोपीनाथ	10	8	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, *19.12.2009, 25.01.2010, 19.03.2010, 26.03.2010

* वीडियो कॉन्फ्रेंस के माध्यम से भाग लिया

A brief resume of each of the non-executive Directors is presented in Annexure I. Particulars of the directorships/memberships held by all the Directors in various Boards/Committees are presented in Annexure II and the details of their shareholding in the Bank are mentioned in Annexure III.

Committees

The Central Board had constituted eight Committees of Directors, namely, (1) Executive Committee, (2) Audit Committee, (3) Risk Management Committee, (4) Shareholders'/Investors' Grievance Committee, (5) Special Committee for Monitoring of Large Value Frauds (Rs.1 crore and above), (6) Customer Service Committee, (7) Technology Committee, and (8) Remuneration Committee of the Board.

Meetings of the Central Board and its Committees

The Bank's Central Board meets a minimum of six times a year. During the year 2009-10, ten Central Board Meetings were held. The dates of the meetings and attendance of the directors are as under :

Table : 12 Dates & Attendance of Directors at Board Meetings during 2009-10

No. of Meetings held : 10
Dates of the Meetings : 09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010

Shri O.P. Bhatt, Chairman, Shri R. Sridharan, Managing Director & GE (A&S), Shri S. Venkatachalam, Dr. Deva Nand Balodhi, and Dr. (Mrs.) Vasantha Bharucha, Directors attended all the ten Meetings. Dates of attendance of other Directors are as below :

Name of the Director	No. of Meetings held after nomination/ election	No. of Meetings attended	Dates
Shri S. K. Bhattacharyya	10	9	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 08.02.2010, 19.03.2010, 26.03.2010
Dr. Ashok Jhunjhunwala	10	8	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 26.03.2010
Shri Dileep C. Choksi	10	6	09.05.2009, 19.06.2009, 30.07.2009, 31.10.2009, 19.12.2009, 25.01.2010
Shri D. Sundaram	10	9	09.05.2009, 19.06.2009, 22.08.2009, 31.10.2009, 19.12.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010
Prof. Md. Salahuddin Ansari	10	8	09.05.2009, *19.06.2009, 30.07.2009, *22.08.2009, 25.01.2010, 08.02.2010, 19.03.2010, 26.03.2010
Dr. Rajiv Kumar	10	4	30.07.2009, 31.10.2009, 19.12.2009, 25.01.2010
Shri Ashok Chawla (w.e.f 13.05.2009)	9	2	19.12.2009, 26.03.2010
Smt. Shyamala Gopinath	10	8	09.05.2009, 19.06.2009, 30.07.2009, 22.08.2009, *19.12.2009, 25.01.2010, 19.03.2010, 26.03.2010

* Attended through videoconference

केंद्रीय बोर्ड की कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है। इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति, बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अधीन कार्य करती है। भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है। केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) और भारत में जिस स्थान पर बैठक आयोजित की जा रही हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं। केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक प्रत्येक सप्ताह में आयोजित की जाती है। वर्ष 2009-10 के दौरान आयोजित केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति का विवरण निम्नानुसार है:

तालिका: 13 वर्ष 2009-10 के दौरान केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति

आयोजित बैठकों की कुल संख्या : 53	
निदेशक	**केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों की संख्या**
1. श्री ओ. पी. भट्ट, अध्यक्ष	53
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी	47
3. श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी)	49
4. डॉ. अशोक झुनझुनवाला	17
5 श्री दिलीप सी. चौकसी	26
6. श्री एस. वैंकटाचलम	49
7 श्री डी. सुंदरम	28
8. डॉ. देवा नंद बलोधी	29
9. प्रो. मोहम्मद सलाहुद्दीन अंसारी	13
10. डॉ. (श्रीमती) वसंता भरुचा	24
11. डॉ. राजीव कुमार	06
12. श्री अशोक चावला	01
13. श्रीमती श्यामला गोपीनाथ	11

बोर्ड की लेखा परीक्षा समिति

बोर्ड की लेखा परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को एवं पिछली बार इसका पुनर्गठन 9 मई 2009 को किया गया था। बोर्ड की लेखा परीक्षा समिति भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत कार्य करती है एवं सूचीकरण करार के खंड 49 के प्रावधानों का अनुपालन उस सीमा तक करती है कि भारतीय रिज़र्व बैंक द्वारा जारी निर्देशों/दिशानिर्देशों का उल्लंघन नहीं होने पाए।

बोर्ड की लेखा परीक्षा समिति के कार्य

(क) बोर्ड की लेखा परीक्षा समिति बैंक के समस्त लेखा परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता नियंत्रण तथा बैंक की सांविधिक/बाह्य लेखा परीक्षा और भारतीय रिज़र्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है।

(ख) बोर्ड की लेखा परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं अत्यधिक बड़ी शाखाओं तथा असंतोषजनक श्रेणी प्राप्त सभी शाखाओं की निरीक्षण रिपोर्टों की समीक्षा करती है। यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :

- अंतर-शाखा समायोजन खाते।
- अंतर-बैंक खातों तथा नॉस्ट्रो/वॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ।
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य।
- धोखाधड़ियाँ।
- आंतरिक लेखा कार्य और व्यवस्था से संबंधित अन्य सभी महत्वपूर्ण क्षेत्र।

(ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है।

(घ) बोर्ड की लेखा परीक्षा समिति विस्तृत (लांग फार्म) लेखा परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है। वार्षिक/अर्ध वार्षिक/त्रैमासिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा परीक्षकों से विचार विमर्श करती है।

केंद्रीय बोर्ड द्वारा एक औपचारिक "ऑडिट चार्टर" अथवा "टर्म्स ऑफ रेफरेंस" निर्दिष्ट किए गए, जिनमें भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत आनेवाली अपेक्षाओं के अतिरिक्त खंड 49 के अंतर्गत आनेवाली अपेक्षाओं को सम्मिलित किया गया है।

गठन एवं वर्ष 2009-10 के दौरान उपस्थिति

बोर्ड की लेखा परीक्षा समिति में सात सदस्य होते हैं, इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा तीन गैर-सरकारी, गैर-कार्यपालक निदेशक होते हैं। इस समिति की बैठकों की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की जाती है। भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार कोरम संबंधी अपेक्षाओं का सख्ती से अनुपालन किया जाता है। आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार अपेक्षित अन्य पहलुओं से जुड़े विभिन्न मामलों की समीक्षा करने के लिए वर्ष के दौरान बोर्ड की लेखा परीक्षा समिति की आठ बैठकें आयोजित की गईं।

Executive Committee of the Central Board

The Executive Committee of the Central Board (ECCB) is constituted in terms of Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The details of attendance of ECCB Meetings during the year 2009-10 are as under :

Table : 13 Attendance of ECCB Meetings during 2009-10.

Total No. of Meetings : 53	
Directors	**No. of ECCB meetings**
1. Shri O.P. Bhatt, Chairman	53
2. Shri S.K. Bhattacharyya, M.D. & CCRO	47
3. Shri R. Sridharan, MD & GE (A&S)	49
4. Dr. Ashok Jhunjhunwala	17
5. Shri Dileep C. Choksi	26
6. Shri S. Venkatachalam	49
7. Shri D. Sundaram	28
8. Dr. Deva Nand Balodhi	29
9. Prof. Md. Salahuddin Ansari	13
10. Dr. (Mrs.) Vasantha Bharucha	24
11. Dr. Rajiv Kumar	06
12. Shri Ashok Chawla	01
13. Smt. Shyamala Gopinath	11

Audit Committee of the Board

The Audit Committee of the Board (ACB) was constituted on 27th July 1994 and last re-constituted on the 9th May 2009. The ACB functions as per RBI guidelines and complies with the provisions of Clause 49 of the Listing Agreement to the extent that they do not violate the directives/guidelines issued by RBI.

Functions of ACB

(a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organization, operationalisation and quality control of internal audit and inspection within the Bank, and follow-up on the statutory/external audit of the Bank and inspection by RBI.

(b) ACB reviews the internal inspection/audit functions in the Bank - the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialized and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of:

- Inter-branch adjustment accounts
- Unreconciled long outstanding entries in inter-bank accounts and nostro/vostro accounts
- Arrears in balancing of books at various branches
- Frauds
- All other major areas of housekeeping

(c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

(d) ACB follows up on all the issues raised in the Long Form Audit Reports of the Statutory Auditors. It interacts with the external auditors before the finalisation of the annual/half-yearly/ quarterly financial accounts and reports.

A formal 'Audit Charter' or 'Terms of Reference' laid down by the Central Board, incorporating the requirements under Clause-49 in addition to those under RBI guidelines, is in place.

Composition & Attendance during 2009-10

The ACB has seven members of the Board of Directors, including two whole time Directors, two official Directors (nominees of GoI and RBI), and three non-official, non-executive Directors. Meetings of the ACB are chaired by a non-executive Director. The constitution and quorum requirements, as per RBI guidelines, are complied with meticulously. During the year, eight meetings of ACB were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of RBI guidelines.

तालिका : 14 वर्ष 2009-10 के दौरान आयोजित बोर्ड की लेखा परीक्षा समिति की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 8 बैठकों की तिथियाँ : 08.05.2009, 18.06.2009, 29.07.2009, 17.09.2009, 30.10.2009, 03.12.2009, 25.01.2010, 26.03.2010			
श्री आर. श्रीधरन, प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगी) तथा श्री एस. वैंकटाचलम, निदेशक सभी बैठकों में उपस्थित रहे। अन्य निदेशकों की उपस्थिति की तिथियाँ निम्नानुसार हैं :			
निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ (* वीडियो कॉन्फ्रेंस के माध्यम से भाग लिया)
श्री एस. के. भट्टाचार्य	8	7	08.05.2009, 18.06.2009, 9.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 26.03.2010
श्री दिलीप सी. चौकसी	8	7	08.05.2009, 18.06.2009, 9.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 25.01.2010
डॉ. अशोक झुनझुनवाला	8	6	08.05.2009, 29.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 26.03.2010
श्री अशोक चावला (13 मई 2009 से)	7	—	—
श्रीमती श्यामला गोपीनाथ	8	4	08.05.2009*, 18.06.2009, 03.12.2009, 25.01.2010

बोर्ड की जोखिम प्रबंधन समिति

बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) का गठन 23 मार्च 2004 को किया गया था। यह समिति ऋण जोखिम, बाजार जोखिम तथा परिचालन जोखिम संबंधी समन्वित जोखिम प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करने हेतु गठित की गई है। समिति पिछली बार 9 मई 2009 को पुनर्गठित की गई थी जिसमें 6 सदस्य हैं। प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी समिति के अध्यक्ष होते हैं। बोर्ड की जोखिम प्रबंधन समिति की प्रत्येक तिमाही में एक और वर्ष में न्यूनतम चार बैठकें होती हैं। वर्ष 2009-10 में बोर्ड की जोखिम प्रबंधन समिति की चार बैठकें आयोजित की गईं।

तालिका : 15 वर्ष 2009-10 के दौरान आयोजित बोर्ड की जोखिम प्रबंधन समिति की बैठकों की तिथियाँ तथा उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 4 बैठकों की तिथियाँ : 22.05.2009, 09.07.2009, 19.11.2009, 13.01.2010			
निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	4	3	22.05.2009, 19.11.2009, 13.01.2010
श्री आर. श्रीधरन	4	3	09.07.2009, 19.11.2009, 13.01.2010
डॉ. अशोक झुनझुनवाला	4	3	22.05.2009, 09.07.2009, 19.11.2009
श्री दिलीप सी. चौकसी	4	4	22.05.2009, 09.07.2009, 19.11.2009, 13.01.2010
डॉ. (श्रीमती) वसंता भरुचा	4	3	22.05.2009, 09.07.2009, 13.01.2010
डॉ. राजीव कुमार	4	2	22.05.2009, 09.07.2009

Table : 14 Dates of the Meetings of ACB held & Attendance of Directors during 2009-10

Meetings held : 8
Dates of the Meetings : 08.05.2009, 18.06.2009, 29.07.2009, 17.09.2009, 30.10.2009, 03.12.2009, 25.01.2010, 26.03.2010

Shri R. Sridharan, Managing Director & Group Executive (A&S) and Shri S. Venkatachalam, Director attended all the eight Meetings. Dates of attendance of other Directors are as below :

Name of the Director	No. of Meetings held after nomination/election during tenure	No. of Meetings attended	Dates (*through videoconference)
Shri S. K. Bhattacharyya	8	7	08.05.2009, 18.06.2009, 9.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 26.03.2010
Shri Dileep C. Choksi	8	7	08.05.2009, 18.06.2009, 9.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 25.01.2010
Dr. Ashok Jhunjhunwala	8	6	08.05.2009, 29.07.2009, 17.09.2009, 30.10.2009, 3.12.2009, 26.03.2010
Shri Ashok Chawla (w.e.f. 13th May 2009)	7	-	-
Smt. Shyamala Gopinath	8	4	08.05.2009*, 18.06.2009, 03.12.2009, 25.01.2010

Risk Management Committee of the Board

The Risk Management Committee of the Board (RMCB) was constituted on the 23rd March 2004, to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. The Committee was last reconstituted on the 9th May 2009 with six members. The Managing Director & Chief Credit and Risk Officer is the Chairman of the Committee. RMCB meets a minimum of four times a year, once in each quarter. During 2009-10, four meetings of the RMCB were held.

Table : 15 Dates of the Meetings of RMCB held & Attendance of Directors during 2009-10

Meetings held : 4
Dates of the Meetings : 22.05.2009, 09.07.2009, 19.11.2009, 13.01.2010

Name of the Director	No. of Meetings held after nomination/election during tenure	No. of Meetings attended	Dates
Shri S. K. Bhattacharyya	4	3	22.05.2009, 19.11.2009, 13.01.2010
Shri R. Sridharan	4	3	09.07.2009, 19.11.2009, 13.01.2010
Dr. Ashok Jhunjhunwala	4	3	22.05.2009, 09.07.2009, 19.11.2009
Shri Dileep C. Choksi	4	4	22.05.2009, 09.07.2009, 19.11.2009, 13.01.2010
Dr. (Mrs.) Vasantha Bharucha	4	3	22.05.2009, 09.07.2009, 13.01.2010
Dr. Rajiv Kumar	4	2	22.05.2009, 09.07.2009

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, वार्षिक रिपोर्ट न मिलने, बांडों पर ब्याज/घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसआइजीसीबी) का 30 जनवरी 2001 को गठन किया गया था। यह समिति पिछली बार 9 मई 2009 को पुनर्गठित की गई थी जिसमें पाँच सदस्य उपस्थिति हुए और बैठक की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की गई। समिति की वर्ष 2009-10 के दौरान चार बैठकें हुईं जिनमें शिकायतों की स्थिति की समीक्षा की गई।

तालिका : 16 वर्ष 2009-10 के दौरान आयोजित बोर्ड की निवेशक शिकायत निवारण समिति की बैठकों की तिथियाँ तथा उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 4
बैठकों की तिथियाँ : 30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010

निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	4	3	30.05.2009, 30.07.2009, 31.10.2009
श्री आर. श्रीधरन	4	4	30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010
डॉ. देवा नंद बलोधी	4	4	30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010
श्री डी. सुंदरम	4	2	31.10.2009, 03.02.2010
प्रो. मोहम्मद सलाहुद्दीन अंसारी	4	3	30.05.2009, 30.07.2009, 03.02.2010

अब तक प्राप्त शेयरधारकों की शिकायतों की संख्या (वर्ष के दौरान): 274

उन शिकायतों की संख्या, जिनका समाधान शेयरधारकों की संतुष्टि के अनुरूप नहीं किया गया : निरंक

लंबित शिकायतों की संख्या : निरंक

अनुपालन अधिकारी का नाम एवं पदनाम :
श्री श्यामल सिन्हा, महाप्रबंधक (अनुपालन)

बड़ी राशि (एक करोड़ रुपए और अधिक) की धोखाधड़ियों की निगरानी के लिए बोर्ड की विशेष समिति

बड़ी राशियों वाली धोखाधड़ियों (1 करोड़ रुपए और अधिक) की निगरानी के लिए विशेष समिति का 29 मार्च 2004 को गठन किया गया था। इस समिति के प्रमुख कार्य हैं - 1 करोड़ रुपए एवं उससे अधिक की सभी धोखाधड़ियों की निगरानी एवं समीक्षा करना जिससे प्रणालीगत खामियाँ, यदि हों तो, धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब होने के कारणों का पता लगाना तथा सीबीआई/पुलिस जांच, वसूली-स्थिति पर नजर रखना, यह सुनिश्चित करना कि स्टाफ की जिम्मेदारी शीघ्र तय हो, धोखाधड़ी की पुनरावृत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा तथा उपयुक्त निराकरण उपाय करना। इस समति को पिछली बार 9 मई 2009 को पुनर्गठित किया गया जिसमें सात सदस्य हैं। प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी इस समिति के अध्यक्ष हैं। वर्ष 2009-10 के दौरान समिति की चार बैठकें हुईं।

Shareholders'/Investors' Grievance Committee of the Board

In pursuance of Clause 49 of the Listing Agreement with the Stock Exchange, Shareholders'/Investors' Grievance Committee of the Board (SIGCB) was formed on the 30th January 2001, to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of annual report, non-receipt of interest on bonds/declared dividends, etc. The Committee was last reconstituted on the 9th May 2009 with five members and is chaired by a non-executive Director. The Committee met four times during 2009-10 and reviewed the position of complaints.

Table : 16 Dates of the Meetings of SIGCB held & Attendance of Directors during 2009-10

Meetings held : 4 Dates of the Meetings : 30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010			
Name of the Director	**No. of Meetings held after nomination/election during tenure**	**No. of Meetings attended**	**Dates**
Shri S. K. Bhattacharyya	4	3	30.05.2009, 30.07.2009, 31.10.2009
Shri R. Sridharan	4	4	30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010
Dr. Deva Nand Balodhi	4	4	30.05.2009, 30.07.2009, 31.10.2009, 03.02.2010
Shri D. Sundaram	4	2	31.10.2009, 03.02.2010
Prof. Md. Salahuddin Ansari	4	3	30.05.2009, 30.07.2009, 03.02.2010

Number of shareholders' complaints received so far (during the year): 274

Number of complaints not solved to the satisfaction of shareholders: NIL

Number of Pending Complaints: NIL

Name and designation of Compliance officer :

Shri Shyamal Sinha, General Manager (Compliance)

Special Committee of the Board for Monitoring of Large Value Frauds (Rs.1 crore and above)

The Special Committee for monitoring of Large Value Frauds (Rs.1 crore and above) was constituted on the 29th March 2004. The major functions of the Committee are to monitor and review all large value frauds with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/ Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures. The Committee was last reconstituted on the 9th May 2009 with seven members. The Managing Director & Chief Credit and Risk Officer is the Chairman of the Committee. The Committee met four times during 2009-10.

तालिका : 17 वर्ष 2009-10 के दौरान आयोजित बोर्ड की बड़ी राशि (एक करोड़ रुपए और अधिक) की धोखाधड़ियों की निगरानी के लिए गठित विशेष समिति की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 4 बैठकों की तिथियाँ : 18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010			
निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
श्री आर. श्रीधरन	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
श्री दिलीप सी. चौकसी	4	1	18.06.2009
श्री एस. वैंकटाचलम	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
डॉ. देवा नन्द बलोधी	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
प्रो. मोहम्मद सलाहुद्दीन अंसारी	4	1	19.03.2010
श्री डी. सुंदरम	4	3	18.06.2009, 22.08.2009, 19.03.2010

बोर्ड की ग्राहक सेवा समिति

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर एवं उत्तरोत्तर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया था। यह समिति पिछली बार 9 मई 2009 को पुनर्गठित की गई थी। समिति में छह सदस्य हैं। प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी समिति के अध्यक्ष हैं। वर्ष 2009-10 के दौरान समिति की चार बैठकें हुईं।

तालिका : 18 वर्ष 2009-10 के दौरान आयोजित बोर्ड की ग्राहक सेवा समिति की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 4 बैठकों की तिथियाँ : 18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010			
निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	4	3	18.06.2009, 31.07.2009, 30.10.2009
श्री आर. श्रीधरन	4	4	18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010
डॉ. देवा नन्द बलोधी	4	4	18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010
प्रो. मोहम्मद सलाहुद्दीन अंसारी	4	2	31.07.2009, 03.02.2010
डॉ. (श्रीमती) वसंता भरुचा	4	3	18.06.2009, 31.07.2009, 03.02.2010
श्री एस. वैंकटाचलम	4	4	18.06.2009, 31.07.2009, 31.10.2009, 03.02.2010

Table : 17 Dates of the Meetings of SCBMF held & Attendance of Directors during 2009-10

Meetings held : 4
Dates of the Meetings : 18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010

Name of the Director	No. of Meetings held after nomination/election during tenure	No. of Meetings attended	Dates
Shri S. K. Bhattacharyya	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
Shri R. Sridharan	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
Shri Dileep C. Choksi	4	1	18.06.2009
Shri S. Venkatachalam	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
Dr. Deva Nand Balodhi	4	4	18.06.2009, 22.08.2009, 11.12.2009, 19.03.2010
Prof. Md. Salahuddin Ansari	4	1	19.03.2010
Shri D. Sundaram	4	3	18.06.2009, 22.08.2009, 19.03.2010

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on the 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank. The Committee was last reconstituted on the 9th May 2009 with six members. The Managing Director & Chief Credit and Risk Officer is the Chairman of the Committee. During the year 2009-10, four meetings of the Committee were held.

Table : 18 Dates of the Meetings of CSCB held & Attendance of Directors during 2009-10

Meetings held : 4
Dates of the Meetings : 18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010

Name of the Director	No. of Meetings held after nomination/election during tenure	No. of Meetings attended	Dates
Shri S. K. Bhattacharyya	4	3	18.06.2009, 31.07.2009, 30.10.2009
Shri R. Sridharan	4	4	18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010
Dr. Deva Nand Balodhi	4	4	18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010
Prof. Md. Salahuddin Ansari	4	2	31.07.2009, 03.02.2010
Dr. (Mrs.) Vasantha Bharucha	4	3	18.06.2009, 31.07.2009, 03.02.2010
Shri S. Venkatachalam	4	4	18.06.2009, 31.07.2009, 30.10.2009, 03.02.2010

बोर्ड की प्रौद्योगिकी समिति

बैंक की सूचना-प्रौद्योगिकी पहलों की प्रगति का मार्ग प्रशस्त करने के लिए 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई । पिछली बार यह समिति 9 मई 2009 को पुनर्गठित की गई। समिति में छह सदस्य हैं तथा एक गैर कार्यपालक निदेशक समिति के अध्यक्ष होते हैं। वर्ष 2009-10 के दौरान समिति की सात बैठकें हुई।

बोर्ड की पारिश्रमिक समिति

पारिश्रमिक समिति का गठन भारत सरकार द्वारा मार्च 2007 में सूचित योजना के अनुसार प्रोत्साहन राशियों के भुगतान के संबंध में बैंक के पूर्णकालिक निदेशकों के कार्यों का मूल्यांकन करने हेतु 22 मार्च 2007 को किया गया था। इस समिति का पुनर्गठन पिछली बार 9 मई 2009 को किया गया था। इस समिति में चार सदस्य हैं जिसमें (1) सरकार के नामिती निदेशक (2) भारतीय रिजर्व बैंक के नामिती निदेशक (3) दो अन्य निदेशक - डॉ. अशोक झुनझुनवाला एवं श्री एस. वैंकटाचलम सम्मिलित हैं। इस समिति द्वारा जांचपड़ताल की गई एवं 31.03.2009 को समाप्त वर्ष हेतु पूर्णकालिक निदेशकों को प्रोत्साहन राशियों का भुगतान करने की संस्तुति की गई।

स्थानीय बोर्ड

प्रत्येक केन्द्र में जहाँ पर बैंक का स्थानीय प्रधान कार्यालय है, भारतीय स्टेट बैंक अधिनियम एवं विनियमावली के प्रावधानों के अनुसार स्थानीय बोर्डों/स्थानीय बोर्डों की समितियों का गठन किया जाता है। केन्द्रीय बोर्ड द्वारा स्थानीय बोर्ड प्रत्यायोजित अधिकारों का प्रयोग करते हैं और अन्य कार्यो एवं कर्तव्यों का निष्पादन करते हैं। अधिनियम की धारा 21(1) (ग) के अंतर्गत केंद्र सरकार द्वारा ग्यारह स्थानीय प्रधान कार्यालयों के स्थानीय बोर्डों में कुछ नए सदस्य नामित किए गए।

वार्षिक महासभा में उपस्थिति

वर्ष 2008-09 की वार्षिक महासभा 19 जून 2009 को आयोजित की गई जिसमें 9 निदेशक उपस्थित थे। इनके नाम हैं -

तालिका : 19 वर्ष 2009-10 के दौरान आयोजित बोर्ड की प्रौद्योगिकी समिति की बैठकों की तिथियाँ और उनमें निदेशकों की उपस्थिति

आयोजित बैठकों की संख्या : 7
बैठकों की तिथियाँ : 23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010

निदेशक का नाम	नामांकन/चयन के बाद अवधि के दौरान आयोजित बैठकों की संख्या	उन बैठकों की संख्या जिनमें उपस्थित थे	तिथियाँ
श्री एस. के. भट्टाचार्य	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
श्री आर. श्रीधरन	7	6	07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
डॉ. अशोक झुनझुनवाला	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
डॉ. (श्रीमती) वसंता भरुचा	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
श्री एस. वैंकटाचलम (08.05.2009 तक)	2	2	23.04.2009, 07.05.2009
श्री डी. सुंदरम (09.05.2009 से)	5	5	27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
डॉ. राजीव कुमार	5	—	—

Technology Committee of the Board

The Technology Committee of the Board was constituted on 26th August 2004, for tracking the progress of the Bank's IT initiatives. The Committee was last reconstituted on the 9th May 2009 with six members and is chaired by a non-executive Director. The Committee met seven times during 2009-10.

Remuneration Committee of the Board

The Remuneration Committee was constituted on 22nd March 2007, for evaluating the performance of Whole Time Directors of the Bank in connection with the payment of incentives, as per the scheme advised by Government of India in March 2007. The Committee was last reconstituted on 9th May 2009. The Committee has four members consisting of (i) the Government Nominee Director, (ii) the RBI Nominee Director and (iii) two other Directors - Dr Ashok Jhunjhunwala and Shri S. Venkatachalam. The Committee scrutinized and recommended payment of incentives to whole time Directors for the year ended 31.03.2009.

Local Boards

At every center where the Bank has a Local Head Office (LHO), Local Boards / Committees of Local Boards are constituted, in terms of the provisions of SBI Act and Regulations. The Local Boards exercise such powers and perform such other functions and duties delegated to them by the Central Board. Some members have been nominated by the Central Government under Section 21(1)(c) of the Act to Local Boards at eleven LHOs.

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2008-09, held on the 19th June 2009, was attended

Table : 19 Dates of the Meetings of TCB held & Attendance of Directors during 2009-10

Meetings held : 7
Dates of the Meetings : 23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010

Name of the Director	No. of Meetings held after nomination/election during tenure	No. of Meetings attended	Dates
Shri S. K. Bhattacharyya	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
Shri R. Sridharan	7	6	07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
Dr. Ashok Jhunjhunwala	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
Dr. (Mrs.) Vasantha Bharucha	7	7	23.04.2009, 07.05.2009, 27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
Shri S. Venkatachalam (upto 08.05.2009)	2	2	23.04.2009, 07.05.2009
Shri D. Sundaram (from 09.05.2009)	5	5	27.06.2009, 06.08.2009, 17.09.2009, 10.10.2009, 26.03.2010
Dr. Rajiv Kumar	5	—	—

श्री ओ. पी. भट्ट, श्री एस. के. भट्टाचार्य, श्री आर. श्रीधरन, डॉ. अशोक झुनझुनवाला, डॉ. देवा नन्द बलोधी, डॉ. (श्रीमती) वसंता भरुचा, श्री दिलीप सी. चौकसी, श्री डी. सुंदरम तथा श्री एस. वैंकटाचलम।

वार्षिक महासभाएँ

बैंक के शेयरधारकों की वर्ष 2008-09 की वार्षिक महासभा 19 जून 2009 को, वर्ष 2007-08 की 11 जून 2008 को, वर्ष 2006-07 की 25जून 2007 को, वर्ष 2005-06 की 30 जून 2006 को, वर्ष 2004-05 की 30 जून 2005 को तथा वर्ष 2003-04 की 9 जुलाई 2004 को आयोजित की गई। ये सभी सभाएं मुंबई में आयोजित की गईं।

बैठक शुल्क

पूर्णकालिक निदेशकों का पारिश्रमिक एवं बोर्ड/बोर्ड की समितियों की बैठकों में सहभागिता करने हेतु गैर-कार्यपालक निदेशकों को भारत सरकार द्वारा समय-समय पर निर्दिष्ट किए गए अनुसार बैठक शुल्क अदा किया जाता है। निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए रु.5000 तथा बोर्ड स्तरीय समिति की एक बैठक के लिए रु.2500 बैठक शुल्क प्रदान किया जाता है। तथापि बैंक के अध्यक्ष एवं प्रबंध निदेशकों तथा भारत सरकार/भारतीय रिजर्व बैंक के नामिती निदेशकों को बैठक शुल्क नहीं दिया जाता है। वर्ष 2009-10 के दौरान भुगतान किए गए बैठक शुल्क का विवरण अनुलग्नक-IV में दिया गया है।

प्रकटीकरण

बैंक अपने प्रमोटरों; निदेशकों अथवा प्रबंधन, उनकी अनुषंगियों अथवा संबंधियों, आदि के साथ किसी भी ऐसे महत्वपूर्ण भौतिक लेनदेन से असंबद्ध रहा है जो बृहत्तर स्तर पर बैंक के हितों के प्रतिकूल हो सकते थे।

बैंक द्वारा स्टाक एक्सचेंजों, सेबी, भारतीय रिज़र्व बैंक अथवा पूंजी बाजारों से संबंधित किसी अन्य सांविधिक प्राधिकरण द्वारा निर्धारित प्रयोज्य नियमों और विनियमों का विगत तीन वर्षों के दौरान पालन किया गया है। इनके द्वारा बैंक पर किसी भी प्रकार का दंड या आक्षेप नहीं लगाया गया है।

बैंक के सर्तकता संबंधी दिशा-निर्देश लागू किए गए हैं। इसके तहत व्यवस्था है कि बैंक स्टाफ, बैंक के मुख्य सतर्कता अधिकारी से सीधे संपर्क कर सकता है। दिशानिर्देशों के अंतर्गत सचेतकर्ता की भूमिका के लिए 'मुखबिर' कर्मचारी को दंडात्मक कार्रवाई से सुरक्षा प्रदान की गई है।

बैंक ने स्टाक एक्सचेंजों के साथ लिस्टिंग एग्रीमेंट के खण्ड 49 की सभी शर्तों को पूरा किया है - बशर्तें की खंड की अपेक्षाएं भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों, उन प्रावधानों के अंतर्गत बनाए गए नियमों और विनियमों तथा भारतीय रिज़र्व बैंक द्वारा जारी दिशनिर्देशों या निदेशों का उल्लंघन नहीं कर रही हों।

अध्यक्ष तथा प्रबंध निदेशकों को वर्ष 2009-10 में संदत्त वेतन व भत्ते

	मूल वेतन रु.	महंगाई भत्ता रु.	प्रोत्साहन रु.	अन्य बकाया राशियाँ	कुल पारिश्रमिक रु.
अध्यक्ष श्री ओ. पी. भट्ट (1.04.2009-31.03.2010)	9,60,000.00	2,61,600.00	7,29,806.00	7,00,000.00	26,51,406.00
प्रबंध निदेशक					
श्री एस. के. भट्टाचार्य (1.04.2009-31.03.2010)	9,35,415.00	2,54,895.00	3,46,369.50	6,00,000.00	21,36,679.50
श्री आर. श्रीधरन (01.04.2009-31.03.2010)	9,10,500.00	2,48,100.00	1,20,924.00	1,93,000.00	14,72,524.00

by 9 directors, viz., Shri O.P. Bhatt, Shri S.K. Bhattacharyya, Shri R, Sridharan, Dr. Ashok Jhunjhunwala, Dr. Deva Nand Balodhi, Dr. (Mrs.) Vasantha Bharucha, Shri Dileep C. Choksi, Shri D. Sundaram and Shri S. Venkatachalam.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2008-09 was held on the 19th June 2009, for 2007-08 on the 11th June 2008, for 2006-07 on the 25th June 2007, for 2005-06 on the 30th June 2006, for 2004-05 on the 30th June 2005 and for 2003-04 on the 9th July 2004. All these meetings were held at Mumbai.

Sitting Fees

The remuneration of the whole-time Directors and the sitting fees paid to the non-executive Directors for attending the meetings of the Board / Committees of the Board are as prescribed by GoI from time to time. The Directors are given a sitting fee of Rs.5,000/- for attending every Central Board meeting and Rs.2,500/- for attending a meeting of a Board-level Committee. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and GoI Nominee / RBI Nominee Directors. Details of sitting fees paid during the year 2009-10 are placed in Annexure-IV.

Disclosure

The Bank has not entered into any materially significant related party transactions with its Promoters, Directors, or Management, their subsidiaries or relatives, etc., that may have potential conflict with the interests of the Bank at large.

The Bank has complied with applicable rules and regulations prescribed by stock exchanges, SEBI, RBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Bank.

Vigilance guidelines of the Bank are in place, which provide that the Bank's staff may have direct access to the Bank's Chief Vigilance Officer. The guidelines also protect any staff acting as the 'informer' from any punitive action for being a whistleblower.

The Bank has complied in all respects with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges, to the extent that the requirements of the Clause do not violate the provisions of State Bank of India Act 1955, the Rules and Regulations made thereunder, and guidelines or directives issued by the Reserve Bank of India.

Salary and Allowances paid to the Chairman and Managing Directors in 2009-10

	Basic Rs.	DA Rs.	Incentives Rs.	Others/ Arrears Rs.	Total Remuneration Rs.
Chairman Shri. O. P. Bhatt (01.04.2009-31.03.2010)	9,60,000.00	2,61,600.00	7,00,000.00	7,29,806.00	26,51,406.00
Managing Directors Shri. S. K. Bhattacharyya (01.04.2009-31.03.2010)	9,35,415.00	2,54,895.00	6,00,000.00	3,46,369.50	21,36,679.50
Shri R. Sridharan (01.04.2009-31.03.2010)	9,10,500.00	2,48,100.00	1,93,000.00	1,20,924.00	14,72,524.00

निदेशक मंडल का गठन, लेखा परीक्षा समिति का गठन और उसका कोरम, गैर कार्यपालक निदेशकों को प्रतिपूर्ति, सांविधिक लेखा परीक्षकों की नियुक्ति, पुनर्नियुक्ति और उनकी फीस के निर्धारण के संबंध में खण्ड 49 की सांविधिक अपेक्षाएँ बैंक पर बाध्यकारी नहीं हैं क्योंकि भारतीय स्टेट बैंक अधिनियम, भारतीय स्टेट बैंक सामान्य विनियमावली और भारतीय रिज़र्व बैंक के दिशा-निर्देशों में इनके लिए अलग से प्रावधान है।

शेयरधारकों के आवास पर अर्ध-वार्षिक वित्तीय निष्पादन तथा महत्वपूर्ण घटनाएं संक्षेप में प्रेषित करने को छोड़कर बैंक ने खण्ड 49 की सभी गैर-सांविधिक अपेक्षाओं का अनुपालन किया, लेकिन उपर्युक्त के संबंध में विस्तृत सूचना बैंक की वेबसाइट पर उपलब्ध करा दी गई है।

बैंक की आचार संहिता का अनुपालन

बैंक के केन्द्रीय बोर्ड के निदेशकों और वरिष्ठ प्रबंधन ने, वित्त वर्ष 2009-10 के दौरान बैंक की आचार संहिता के अनुपालन की अभिपुष्टि की है। अध्यक्ष द्वारा हस्ताक्षरित इस आशय की घोषणा अनुलग्नक-V में है। आचार संहिता बैंक की वेबसाइट पर उपलब्ध है।

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2009-10 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www.statebankofindia.com) पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है जिसमें अनेक निवेश विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएँ जारी की जाती हैं।

शेयरधारकों के लिए सामान्य सूचना :

शेयरधारकों की वार्षिक महासभा दिनांक 16.06.2010, समय अपराह्न 3.30 बजे, स्थान : "वाई.बी.चह्वान सेंटर", जनरल जगन्नाथ भोसले मार्ग; नरीमन पॉइंट मुंबई-400 021.

वित्तीय कैलेंडर	:	1.4.2009 से 31.3.2010
बहीबंदी की तिथि	:	11.6.2010 से 16.6.2010
रु. 10 प्रति शेयर की दर से अंतरिम लाभांश का भुगतान करने की स्थिती	:	11.03.2010
रु. 10 प्रति शेयर की दर से अंतरिम लाभांश भुगतान करने की तिथि	:	12.07.2010
शेयर बाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नई और राष्ट्रीय शेयर बाजार, मुंबई (विश्व जमा रसीदें लंदन शेयर बाजार (एलएसई) में सूचीकृत हैं) लंदन शेयरबाजार (एलएसई) सहित सभी शेयर बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	:	500112 (बीएसई) एसबीआइएन (एनएसई)
निक्षेपागार (डिपॉजिटरी) सहभागिता	:	दि नेशनल सिक्युरिटीज डिपॉजिटरी लि. (एनएसडीएल) और सेंट्रल डिपॉजिटरी सर्विसेस (इंडिया) लि. (सीएसडीएल) डीमैट रूप में बैंक के शेयरों के निक्षेपागार (डिपॉजिटरी) धारक हैं।

Mandatory requirements of Clause 49 as to the composition of the Board of Directors, composition and quorum of the Audit Committee, Non-executive directors' compensation, the appointment, re-appointment of the Statutory Auditors and fixation of their fees are not binding on the Bank, as separate provisions in the State Bank of India Act, SBI General Regulations and the Reserve Bank of India guidelines deal with the same.

The Bank has complied with all applicable non-mandatory requirements of Clause 49, except for sending half-yearly declaration of financial performance and summary of significant events to the households of shareholders, since detailed information on the same is posted on the website of the Bank.

Compliance with Bank's Code of Conduct

The Directors on the Bank's Central Board and Senior Management have affirmed compliance with the Bank's Code of Conduct for the financial year 2009-10. Declaration to this effect signed by the Chairman is placed in Annexure-V. The Code is posted on the Bank's website.

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2009-10 were published in the leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and Half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

General Shareholder Information:

The Annual General Meeting of the Shareholders: Date: 16.06.2010, Time 3.30 p.m. Venue: "Yashwantrao Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021.

Financial Calendar	:	01.4.2009 to 31.03.2010
Book Closure Period	:	11.06.2010 to 16.06.2010
Interim Dividend paid @ Rs.10.00 per Share on	:	11.03.2010
Final Dividend @ Rs.20.00 per Share Payment Date	:	12.07.2010
Listing on Stock Exchanges	:	Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange, Mumbai. [GDRs listed on London Stock Exchange (LSE)] Listing fees have been paid upto date to all Stock Exchanges including LSE.
Stock Code	:	500112 (BSE) SBIN (NSE)
Depository Participation	:	The National Securities Depository Limited (NSDL) and Central Depository Services (India) Ltd. (CSDL) are the depositories holding the Bank's shares in demat form.

इलेक्ट्रॉनिक समाशोधन : भारतीय स्टेट बैंक के शेयरों के लाभांशों का भुगतान विभिन्न इलेक्ट्रानिक माध्यमों से भी किया जा रहा है।

पंजीयक और अंतरण एजेंट तथा उनका पता : मेसर्स डाटामैटिक्स फाइनेंशियल सॉफ्टवेयर एण्ड सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लॉट ए-16 और 17, एमआइडीसी, पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093

फोन नं. : 022-6671 2198 / 99 022-6671 2201 से 6671 2203 तक

ई-मेल पता : sbi_eq@dfssl.com

फैक्स : (022) 6671 2204

शेयर-अंतरण प्रणाली : रजिस्ट्रीकरण और अंतरण (आर एण्ड टी) एजेंट के माध्यम से

बकाया जीडीआर : 31.03.2010 को 1,12,43,045 (जीडीआर) 2,24,86,090 शेयर

पत्र व्यवहार के लिए पता : भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, तीसरी मंजिल, वर्ल्ड चेंबर्स, 11 होमजी स्ट्रीट, हॉर्निमन सर्कल, फोर्ट, मुंबई-400 001

टेलीफोन : (022) 2263 3462 से 2263 3468 तक

फैक्स : (022) 2263 3470 और 2263 3471

ई-मेल पता : gm.snb@sbi.co.in
investor.complaints@sbi.co.in

शेयर-कीमत में उतार-चढ़ाव

शेयर कीमत में उतार-चढ़ाव और बीएसई सेंसेक्स / एनएसई निफ्टी निम्नलिखित तालिकाओं में प्रस्तुत किए गए हैं। बैंक के शेयरों का 31.03.2010 को बीएसई सेंसेक्स में बाजार पूंजीकरण 4.47% और एनएसई निफ्टी में 3.51% था।

तालिका: 20 बाजार भाव आंकड़े (बंद भाव)

माह	बीएसई में भारतीय स्टेट बैंक के शेयर का भाव (रु.)		बीएसई सेंसेक्स	
	उच्चतम	न्यूनतम	उच्चतम	न्यूनतम
अप्रैल-09	1355.00	980.00	11492.10	9546.29
मई-09	1891.00	1225.00	14930.54	11621.30
जून-09	1935.00	1612.00	15600.30	14016.95
जुलाई-09	1840.00	1512.00	15732.81	13219.99
अगस्त-09	1886.90	1670.00	16002.46	14684.45
सितंबर-09	2235.00	1710.10	17142.52	15356.72
अक्तूबर-09	2500.00	2048.20	17493.17	15805.20
नवम्बर-09	2394.00	2059.10	17290.48	15330.56
दिसंबर-09	2374.75	2126.20	17530.94	16577.78
जनवरी-10	2315.25	1957.00	17790.33	15982.08
फरवरी-10	2059.95	1863.00	16669.25	15651.99
मार्च-10	2120.05	1978.00	17793.01	16438.45

तालिका : 21 बाजार भाव आंकड़े (बंद भाव)

माह	एनएसई में भारतीय स्टेट बैंक के शेयर का भाव (रु.)		एनएसई निफ्टी	
	उच्चतम	न्यूनतम	उच्चतम	न्यूनतम
अप्रैल-09	1355.00	1023.00	3517.25	2965.70
मई-09	1892.15	1219.45	4509.40	3478.70
जून-09	2039.70	1598.95	4693.20	4143.25
जुलाई-09	1839.90	1510.60	4669.75	3918.75
अगस्त-09	1888.00	1670.00	4743.75	4353.45
सितंबर-09	2219.00	1715.00	5087.60	4576.60
अक्तूबर-09	2500.00	2047.00	5181.95	4687.50
नवम्बर-09	2384.50	2057.40	5138.00	4538.50
दिसंबर-09	2375.00	2125.25	5221.85	4942.25
जनवरी-10	2315.00	1955.05	5310.85	4766.00
फरवरी-10	2148.00	1863.10	4992.00	4675.40
मार्च-10	2121.95	1974.20	5329.55	4935.35

Electronic Clearing	:	Dividend on SBI shares is also being paid through various electronic modes
Registrar and Transfer Agent and their Address	:	M/s Datamatics Financial Services Limited, Unit : State Bank of India, Plot A–16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai 400 093.
Phone Numbers	:	022-6671 2198 / 99 022-6671 2201 to 6671 2203
E-mail address	:	sbi_eq@dfssl.com
Fax	:	(022) 6671 2204
Share Transfer System	:	Through R&T Agent
Outstanding GDR	:	1,12,43,045 (GDR) as on 31-03-2010 representing 2,24,86,090 shares
Address for Correspondence	:	State Bank of India Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11 Homji Street, Horniman Circle, Fort, Mumbai 400 001.
Telephones	:	(022) 2263 3462 To 2263 3468
Fax	:	(022) 2263 3470 & 2263 3471
E-mail address	:	gm.snb@sbi.co.in investor.complaints@sbi.co.in

Share Price Movement:

The movement of the share price and the BSE Sensex / NSE Nifty is presented in the following Tables. The market capitalisation of the Bank's Shares had a weightage of 4.47% in BSE Sensex and 3.51% in NSE Nifty as on 31.03.2010.

Table : 20 Market Price Data (Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
Apr-09	1355.00	980.00	11492.10	9546.29
May-09	1891.00	1225.00	14930.54	11621.30
Jun-09	1935.00	1612.00	15600.30	14016.95
Jul-09	1840.00	1512.00	15732.81	13219.99
Aug-09	1886.90	1670.00	16002.46	14684.45
Sep-09	2235.00	1710.10	17142.52	15356.72
Oct-09	2500.00	2048.20	17493.17	15805.20
Nov-09	2394.00	2059.10	17290.48	15330.56
Dec-09	2374.75	2126.20	17530.94	16577.78
Jan-10	2315.25	1957.00	17790.33	15982.08
Feb-10	2059.95	1863.00	16669.25	15651.99
Mar-10	2120.05	1978.00	17793.01	16438.45

Table : 21 Market Price Data (Closing Values)

Months	SBI's Share Price at NSE (Rs.)		NSE NIFTY	
	High	Low	High	Low
Apr-09	1355.00	1023.30	3517.25	2965.70
May-09	1892.15	1219.45	4509.40	3478.70
Jun-09	2039.70	1598.95	4693.20	4143.25
Jul-09	1839.90	1510.60	4669.75	3918.75
Aug-09	1888.00	1670.00	4743.75	4353.45
Sep-09	2219.00	1715.00	5087.60	4576.60
Oct-09	2500.00	2047.00	5181.95	4687.50
Nov-09	2384.50	2057.40	5138.00	4538.50
Dec-09	2375.00	2125.25	5221.85	4942.25
Jan-10	2315.00	1955.05	5310.85	4766.00
Feb-10	2148.00	1863.10	4992.00	4675.40
Mar-10	2121.95	1974.20	5329.55	4935.35

निवेशकों की आवश्यकताएं

निवेशकों की शेयरधारिता संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में बैंक के कारपोरेट केंद्र में एक पूर्ण व्यवस्थित विभाग - शेयर एवं बांड विभाग - और 14 स्थानीय प्रधान कार्यालयों में शेयर एवं बांड कक्ष हैं। निवेशकों की शिकायतें, चाहे बैंक कार्यालयों को मिली हों या रजिस्ट्रीकरण और अंतरण-एजेंटों को, तुरंत ध्यान देकर उनका निवारण किया जाता है। इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है।

तालिका : 22 शेयरधारिता का वितरण (31.03.2010 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारत की राष्ट्रपति	59.41%
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कारपोरेट निकाय) अनिवासी भारतीय / विश्व जमा रसीदें)	13.77%
राज्य सरकारें/बीमा कंपनियाँ / बैंकों सहित वित्तीय संस्थाएं	12.97%
म्यूचुअल फंड / सरकारी कंपनियाँ / भारतीय यूनिट ट्रस्ट	4.35%
देश की कंपनियाँ / निजी कारपोरेट निकास / न्यास	3.38%
निवासी व्यक्तियों सहित अन्य	6.12%
शेयरधारकों की संख्या	729737
डीमैट शेयरों की संख्या (62,21,16,771)	97.99%

तालिका : 23 बैंक के दस शीर्ष शेयरधारक (31.03.2010 की स्थिति के अनुसार)

धारक का नाम	शेयर धारिता (%)
1. भारत की राष्ट्रपति	59.41
2. भारतीय जीवन बीमा निगम एवं समूह	11.83
3. दि बैंक आफ न्यूयार्क मेलॉन (जीडीआर)	3.54
4. एचएसबीसी ग्लोबल इन्वेस्टमेंट फंड खाता एचएसबीसी ग्लोबल इन्वेस्टमेंट फंड मॉरिशस लि.	0.91
5. यूरोपेसिफिक ग्रोथ फंड	0.77
6. गोल्डमैन एसएसीएचएस इन्वेस्टमेंट्स (मॉरिशस) लि.	0.65
7. बजाज एलियांस लाइफ इंश्योरेंस कंपनी लि.	0.61
8. भारतीय साधारण बीमा निगम	0.54
9. जैनस ओवरसीज फंड	0.41
10. कॉफथेल मॉरिशस इन्वेस्टमेंट. लि.	0.32

Investors' Needs:

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged Department - Shares & Bonds Department - at Mumbai and Shares & Bonds Cells at the 14 Local Head Offices. The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level.

Table : 22 Distribution of Shareholdings

(As on 31-03-2010)

Shareholders	% of shares held
President of India	59.41%
Non-residents (FIIs/ OCBs / NRIs / GDRs)	13.77%
State Govt.(s)/Financial Institutions including Insurance Companies / Banks	12.97%
Mutual Funds/ Government Companies/UTI	4.35%
Domestic companies/Pvt. Corporate Bodies/Trusts	3.38%
Others including Resident individuals	6.12%
No. of Shareholders	729737
No. of Shares in dematerialised form (62,21,16,771)	97.99%

Table : 23 Top Ten Shareholders of the Bank

(As on 31-03-2010)

Name of the Holder	Equity held (%)
1. President of India	59.41
2 Life Insurance Corp. of India & Group	11.83
3 The Bank of New York Mellon (GDRs)	3.54
4. HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Ltd.	0.91
5. Europacific Growth Fund	0.77
6. Goldman SACHS Investments (Mauritius) Ltd.	0.65
7. Bajaj Allianz Life Insurance Co. Ltd.	0.61
8. General Insurance Corporation of India	0.54
9. Janus Overseas Fund	0.41
10. Copthall Mauritius Investment Ltd.	0.32

अनुलग्नक I

दिनांक 31 मार्च 2010 को गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

डॉ. अशोक झुनझुनवाला

(जन्मतिथि : 22 जून 1953)

डॉ. अशोक झुनझुनवाला भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ. झुनझुनवाला भारतीय प्रौद्योगिकी संस्थान, चेन्नई के इलेक्ट्रिकल इंजीनियरिंग विभाग में प्रोफेसर हैं तथा संस्थान के दूर संचार और कंप्यूटर नेटवर्क समूह (टेलीनेट) के प्रमुख हैं। यह विभाग दूर संचार और कंप्यूटर नेटवर्क प्रणाली के विकास से जुड़े उद्योग के साथ अच्छे तालेमल के साथ कार्य कर रहा है।

श्री दिलीप सी. चौकसी

(जन्मतिथि : 26 दिसम्बर 1949)

श्री दिलीप सी. चौकसी भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे पिछले 35 वर्षों से सक्रिय सनदी लेखाकार रहे हैं एवं लेखा परीक्षा और बीमा कार्यों से जुड़े हुए हैं। वे बैंकर्स प्रशिक्षण कालेज, भारतीय रिजर्व बैंक एवं जमनालाल बजाज प्रबंध अध्ययन संस्थान, मुंबई के अतिथि वक्ता रहे हैं।

श्री एस. वैंकटाचलम

(जन्मतिथि : 8 नवम्बर 1944)

श्री एस. वैंकटाचलम भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 24 जून 2008 से तीन वर्ष के लिए शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे सक्रिय सनदी लेखाकार हैं एवं सिटी ग्रुप एवं सिटी बैंक एनए इंडिया ऑर्गेनाइजेशन में 30 वर्षों से वरिष्ठ प्रबंधन श्रेणी के विभिन्न पदों पर कार्यरत रहे हैं।

श्री डी. सुंदरम

(जन्मतिथि : 16 अप्रैल 1953)

श्री डी. सुंदरम भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 13 जनवरी 2009 से श्री सुमन कुमार बेरी द्वारा त्यागपत्र दिए जाने के कारण उत्पन्न रिक्ति की शेष अवधि हेतु अर्थात् 23 जून 2011 तक शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे टीवीएस कैपिटल फंड्स लिमिटेड के उपाध्यक्ष एवं प्रबंध निदेशक हैं। वे पेशेवर योग्यताप्राप्त अकाउंटेंट (एफआईसीडबल्यूए) हैं और वित्त तथा लेखा के क्षेत्र में वृहद् अनुभव रखते हैं। वे हिंदुस्तान यूनीलीवर लि. (एचयूएल) के उपाध्यक्ष एवं मुख्य वित्त अधिकारी, कारपोरेट अकाउंटेंट वाणिज्यिक प्रबंधक एवं कोषपाल, वित्त सदस्य, टॉमको इंटीग्रेशन टीम एवं वित्त निदेशक, बुक बॉण्ड लिप्टन इंडिया लि. जैसे कई महत्वपूर्ण पदों पर कार्य कर चुके हैं। वे यूनीलीवर लि., लंदन में अफ्रीका एवं मध्य पूर्व हेतु वाणिज्यिक अधिकारी तथा वरिष्ठ उपाध्यक्ष वित्त, केंद्रीय एवं मध्यपूर्व समूह जैसे विभिन्न पदों पर भी कार्यरत रहे हैं।

डॉ. देवा नंद बलोधी

(जन्मतिथि : 14 जुलाई 1946)

डॉ. देवा नंद बलोधी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति; इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक पत्रकार हैं।

प्रो. मोहम्मद सलाहुद्दीन अंसारी

(जन्मतिथि : 30 जुलाई 1946)

प्रो. मोहम्मद सलाहुद्दीन अंसारी भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 9 जुलाई 2007 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति; इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक शिक्षाविद् हैं।

डॉ. (श्रीमती) वसंता भरुचा

(जन्मतिथि : 7 अक्तूबर 1944)

डॉ. (श्रीमती) वसंता भरुचा भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 25 फरवरी 2008 से तीन वर्ष के लिए अथवा उनके उत्तराधिकारी की नियुक्ति; इनमें से जो भी बाद में हो, (अधिकतम 6 वर्ष) तक केंद्र सरकार द्वारा नामित निदेशक हैं। वे एक प्रतिष्ठित अर्थशास्त्री और संयुक्त राष्ट्र संगठनों में एक अंतरराष्ट्रीय परामर्शदाता हैं। वे नीति उदारीकरण के दौरान वाणिज्य और उद्योग मंत्रालय में आर्थिक सलाहकार के रूप में कार्य कर चुकी हैं। वे अमरीका में व्यापार संवर्धन कार्यालय में निवासी निदेशक और राष्ट्रीय व्यापार सूचना केन्द्र की कार्यपालक निदेशक भी रह चुकी हैं।

Annexure I

Brief Resumes of the Non-Executive Directors on the Board as on 31st March 2010

Dr. Ashok Jhunjhunwala
(Date of Birth: 22nd June 1953)

Dr. Ashok Jhunjhunwala is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a Professor of the Department of Electrical Engineering, and leads the Telecommunications and Computer Network Group (TeNeT) at IIT, Chennai, that is working closely with industry in the development of a number of Telecom and Computer Network Systems.

Shri Dileep C. Choksi
(Date of Birth: 26th December 1949)

Shri Dileep C. Choksi is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a practising Chartered Accountant since 35 years and is associated with the Audit and Assurance function. He has been a visiting faculty at Bankers Training College, Reserve Bank of India and Jamnalal Bajaj Institute of Management Studies, Mumbai.

Shri S. Venkatachalam
(Date of Birth: 8th November 1944)

Shri S. Venkatachalam is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 24th June 2008, for three years. He is a practising Chartered Accountant and was employed with Citi Group and Citibank NA India Organisation in the Senior Management Cadre for a period of 30 years in various capacities.

Shri D. Sundaram
(Date of Birth: 16th April 1953)

Shri D. Sundaram is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 13th January 2009, for the residual period of the vacancy caused by Shri Suman Kumar Bery's resignation, i.e upto 23rd June 2011. He is Vice Chairman and Managing Director of TVS Capital Funds Limited. He is a professionally qualified Accountant (FICWA) and carries a rich experience in the area of Finance and Accounting. He held many important positions in Hindustan Unilever Ltd. (HUL) group as Vice-Chairman & CFO, Corporate Accountant, Commercial Manager and Treasurer, Finance Member, TOMCO Integration Team, and Finance Director, Brooke Bond Lipton India Ltd. He had also held various positions in Unilever Ltd., London as Commercial Officer for Africa and Middle East and Senior Vice President – Finance, Central and Middle East Group.

Dr. Deva Nand Balodhi
(Date of Birth: 14th July 1946)

Dr. Deva Nand Balodhi is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a journalist.

Prof. Md. Salahuddin Ansari
(Date of Birth: 30th July 1946)

Prof. Md. Salahuddin Ansari is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 9th July 2007, for three years or till the appointment of his successor, whichever is later (maximum six years). He is an Academician.

Dr. (Mrs.) Vasantha Bharucha
(Date of Birth: 7th October 1944)

Dr. Vasantha Bharucha is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 25th February 2008, for three years or till the appointment of her successor, whichever is later (maximum six years). She is a reputed economist and an international consultant with UN organizations. She was economic advisor in the Ministry of Commerce & Industry during policy liberalization. She was also Resident Director of the trade promotion office in the US and Executive Director of the National Centre for Trade Information.

अनुलग्नक I (जारी)

डॉ. राजीव कुमार

(जन्मतिथि : 6 जुलाई 1951)

डॉ. राजीव कुमार भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 08 सितंबर 2008 से निदेशक हैं। वे एक प्रख्यात अर्थशास्त्री हैं जिन्होंने न्यू कॉलेज, ऑक्सफोर्ड विश्वविद्यालय से डी.फिल किया है। वे वर्तमान में आइसीआरआइईआर के निदेशक एवं प्रमुख कार्यपालक हैं, देश के अग्रणी विचारक दल एवं भारतीय दूरसंचार विनियामक प्राधिकरण के सदस्य (अंशकालिक) हैं। इससे पहले वे राष्ट्रीय सुरक्षा सलाहकार बोर्ड, के एक सदस्य, भारतीय उद्योग महासंघ के प्रमुख अर्थशास्त्री और एशियन डेवलपमेंट बैंक के साथ थे।

श्री अशोक चावला

(जन्मतिथि : 8 जनवरी 1951)

श्री अशोक चावला, भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ.) के अंतर्गत 13 मई 2009 से (भारत सरकार द्वारा नामित) निदेशक हैं। श्री अशोक चावला भारत सरकार के वित्त मंत्रालय में सचिव हैं।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि : 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से भारतीय रिज़र्व बैंक द्वारा नामित निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गवर्नर हैं।

Annexure I (contd.)

Dr. Rajiv Kumar
(Date of Birth: 6th July 1951)

Dr. Rajiv Kumar is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 8th September 2008. He is an eminent economist having completed his D.Phil from New College, Oxford University. He is presently the Director and Chief Executive of ICRIER, the country's leading policy think tank and Member (Part time) of Telecom Regulatory Authority of India. Earlier, he was a member of National Security Advisory Board, Chief Economist of Confederation of Indian Industry (CII) and with the Asian Development Bank.

Shri Ashok Chawla
(Date of Birth: 8th January 1951)

Shri Ashok Chawla is a Director u/s 19(e) of SBI Act (nominated by Govt. of India), w.e.f. 13th May 2009. Shri Ashok Chawla is Finance Secretary, Ministry of Finance, Govt. of India.

Smt. Shyamala Gopinath
(Date of Birth: 20th June 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक II

31.03.2010 को निदेशक बोर्ड/बैंक/अन्य कंपनियों की बोर्ड स्तरीय समितियों की कुल संख्या जिनमें निदेशक बोर्ड के निदेशक सदस्य@/अध्यक्ष@ हैं

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों / समितियों की संख्या	
1. श्री ओ.पी. भट्ट	अध्यक्ष नंबर 5, डुनेडीन जे. एम. मेहता रोड मुंबई 400 006	26.04.2006 (01.07.2006 से अध्यक्ष के रूप में नियुक्त)	अध्यक्ष निदेशक	21 02
2. श्री एस. के. भट्टाचार्य	प्रबंध निदेशक एम-2, किन्नेलन टॉवर्स 100 ए, नेपियन सी रोड मुंबई 400 006	08.10.2007	निदेशक समिति सदस्य	1 2
3. श्री आर. श्रीधरन	प्रबंध निदेशक एम-1, किन्नेलन टॉवर्स 100 ए, नेपियन सी रोड मुंबई 400 006	05.12.2008	निदेशक समिति अध्यक्ष समिति सदस्य	11 1 9
गैर-कार्यपालक निदेशक				
4. डॉ. अशोक झुनझुनवाला	प्रोफेसर टेलिकॉम एवं नेटवर्क (टेलीनेट) ग्रुप, डिपार्टमेंट आफ इलेक्ट्रिकल इंजीनियरिंग आइआइटी, मद्रास चेन्नई 600 036	24.06.2008	निदेशक समिति अध्यक्ष समिति सदस्य	8 1 5
5. श्री दिलीप सी. चौकसी	सनदी लेखाकार सी 3 एडवाइजर्स प्रा.लि. मफतलाल हाउस, बैकबे रीक्लेमेशन, मुंबई 400 021	24.06.2008	निदेशक समिति अध्यक्ष समिति सदस्य	8 4 3
6. श्री एस. वैंकटाचलम	सेवानिवृत्त बैंक कार्यपालक बिल्डिंग बी-1, फ्लैट 1-डी (पहली मंजिल) हार्बर हाइट्स एन. ए. सावंत मार्ग, कोलाबा मुंबई 400 005	24.06.2008	निदेशक समिति सदस्य	4 2
7. श्री डी. सुंदरम	उपाध्यक्ष एवं प्रबंध निदेशक टीवीएस कैपिटल फंड्स लि. आईएल एंड एफएस फाइनैंशियल सेंटर क्वाड्रेंट बी, दूसरी मंजिल, बीकेसी बांद्रा (पूर्व), मुंबई 400 051	13.01.2009	निदेशक अध्यक्ष सदस्य	5 3 1

Annexure II

Total Number of Memberships@/Chairmanships@ held by the Directors on the Boards/ Board-level Committees of the Bank/other Companies as on 31.03.2010

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies/ Committees	
1. Shri O.P. Bhatt	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400 006.	26.04.2006 (Appointed as Chairman w.e.f. 01.07.2006)	Chairman Director	21 02
2. Shri S.K. Bhattacharyya	Managing Director M-2, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	08.10.2007	Director Committee Member	1 2
3. Shri R. Sridharan	Managing Director M-1, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	05.12.2008	Director Chairman of Committee Committee Member	11 1 9
Non-Executive Directors				
4. Dr. Ashok Jhunjhunwala	Professor, Telecom & Networks (TeNeT) Group Department of Electrical Engineering, IIT Madras, Chennai – 600 036	24.06.2008	Director Chairman of Committee Committee Member	8 1 5
5. Shri Dileep C. Choksi	Chartered Accountant C3 Advisors Pvt Ltd Mafatlal House Backbay Reclamation Mumbai – 400 021	24.06.2008	Director Chairman of Committee Committee Member	8 4 3
6. Shri S. Venkatachalam	Retired Bank Executive Building B-1, Flat 1-D (First Floor) Harbour Heights,NA Sawant Marg, Colaba Mumbai – 400 005	24.06.2008	Director Committee Member	4 2
7. Shri D. Sundaram	Vice Chairman & Managing Director, TVS Capital Funds Ltd. IL&FS Financial Centre, Quadrant B, 2nd Floor, BKC, Bandra (E), Mumbai 400 051	13.01.2009	Director Chairman Member	5 3 1

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों / समितियों की संख्या	
8. डॉ. देवा नंद बलोधी	पत्रकार 669, प्रथम मंजिल, मिलिट्री रोड आनंद पर्वत नई दिल्ली 110 091	09.07.2007	निदेशक समिति अध्यक्ष	1 1
9. प्रो. मो. सलाहुद्दीन अंसारी	शिक्षाविद् 7 खलासी मोहल्ला मधुपुर, डाकघर : मधुपुर जि. देवघर झारखण्ड 815353	09.07.2007	निदेशक समिति सदस्य	1 1
10. डॉ. (श्रीमती) वसंता भरुचा	अर्थशास्त्री सी-II/2450 वसंत कुंज नई दिल्ली 110 070	25.02.2008	निदेशक	1
11. डॉ. राजीव कुमार	निदेशक एवं प्रमुख कार्यपालक अधिकारी इंडियन काउन्सिल फॉर रिसर्च ऑन इंटरनेशनल इकनॉमिक रिलेशंस (आईसीआरआईईआर) केयर 6 'ए', चौथी मंजिल, इंडिया हैबिटैट सेंटर, लोधी रोड, नई दिल्ली 110 003	08.09.2008	निदेशक	2
12. श्री अशोक चावला (भारत सरकार द्वारा नामित)	सचिव (वित्त), वित्त मंत्रालय भारत सरकार (बैंकिंग प्रभाग), जीवन दीप बिल्डिंग संसद मार्ग नई दिल्ली 110 001	13.05.2009	निदेशक समिति सदस्य	4 1
13. श्रीमती श्यामला गोपीनाथ (भारतीय रिज़र्व बैंक की नामिती)	उप गवर्नर भारतीय रिज़र्व बैंक, केन्द्रीय कार्यालय मिंट रोड मुंबई 400 001	28.09.2004	निदेशक समिति सदस्य	4 1

@ शेयर बाजार में सूचीकरण करार के खंड 49 के पैरा I (सी) (ii) का विधिवत अनुपालन करते हुए केवल लेखा-परीक्षा समिति और शेयरधारक/निवेशक शिकायत निवारण समिति की सदस्यताओं/अध्यक्षताओं को दर्शाया गया है।

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies/ Committees
8. Dr. Deva Nand Balodhi	Journalist 669, 1st Floor, Military Road, Anand Parvat, New Delhi 110 091	09.07.2007	Director 1 Chairman of Committee 1
9. Prof. Md. Salahuddin Ansari	Academician, 7 Khalasi Mohalla Madhupur, P.O. Madhupur Dist. Deoghar, Jharkhand 815353	09.07.2007	Director 1 Committee Member 1
10. Dr. (Mrs.) Vasantha Bharucha	Economist C-II/2450 Vasant Kunj New Delhi 110 070	25.02.2008	Director 1
11. Dr. Rajiv Kumar	Director & CEO Indian Council for Research on International Economic Relations(ICRIER), Care 6 'A', 4th Floor, India Habitat Center, Lodhi Road, New Delhi 110 003	08.09.2008	Director 2
12. Shri Ashok Chawla (GOI Nominee)	Secretary (Finance), Ministry of Finance Government of India (Banking Division), Jeevan Deep Bldg. Parliament Street, New Delhi 110 001	13.05.2009	Director 4 Committee Member 1
13. Smt. Shyamala Gopinath (Reserve Bank of India Nominee)	Deputy Governor RBI, Central Office Mint Road Mumbai 400 001	28.09.2004	Director 4 Committee Member 1

@ Only Memberships/Chairmanships of Audit Committee and Shareholders'/Investors' Grievance Committee are reckoned in due compliance with para I (C) (ii) Clause 49 of the Listing Agreement with Stock Exchange.

अनुलग्नक III

31.03.2010 को बैंक के केंद्रीय बोर्ड के निदेशकों की शेयरधारिता का ब्योरा

क्र.सं.	निदेशक का नाम	शेयरों की संख्या	क्र.सं.	निदेशक का नाम	शेयरों की संख्या
1.	श्री ओ. पी. भट्ट	1240	8.	डॉ. देवा नंद बलोधी	निरंक
2.	श्री एस. के. भट्टाचार्य	682	9.	प्रो. मोहम्मद सलाहुद्दीन अंसारी	निरंक
3.	श्री आर. श्रीधरन	300	10.	डॉ. (श्रीमती) वसंता भरुचा	निरंक
4.	डॉ. अशोक झुनझुनवाला	630	11.	डॉ. राजीव कुमार	निरंक
5.	श्री दिलीप सी. चौकसी	500	12.	श्री अशोक चावला	60
6.	श्री एस. वैंकटाचलम	500	13.	श्रीमती श्यामला गोपीनाथ	निरंक
7.	श्री डी. सुंदरम	2640			

Annexure III

Details of shareholding of Directors on the Bank's Central Board as on 31.03.2010

Sl. No.	Name of Director	No. of Shares	Sl. No.	Name of Director	No. of Shares
1.	Shri O.P. Bhatt	1240	8.	Dr. Deva Nand Balodhi	Nil
2.	Shri S.K. Bhattacharyya	682	9.	Prof. Md. Salahuddin Ansari	Nil
3.	Shri R. Sridharan	300	10.	Dr. (Mrs.) Vasantha Bharucha	Nil
4.	Dr. Ashok Jhunjhunwala	630	11.	Dr. Rajiv Kumar	Nil
5.	Shri Dileep C. Choksi	500	12.	Shri Ashok Chawla	60
6.	Shri S. Venkatachalam	500	13.	Smt. Shyamala Gopinath	Nil
7.	Shri D. Sundaram	2640			

अनुलग्नक IV

वर्ष 2009-10 के दौरान केंद्रीय बोर्ड एवं बोर्ड स्तरीय समितियों की बैठकों में उपस्थित होने के लिए निदेशकों को अदा किए गए बैठक शुल्क का ब्योरा

क्र.सं.	निदेशक का नाम	केंद्रीय बोर्ड @ रु. 5,000/-	केंद्रीय बोर्ड की कार्यकारिणी समिति @ रु. 2,500/-	अन्य बोर्ड समितियाँ @ रु. 2,500/-	कुल
1.	डॉ. अशोक झुनझुनवाला	40,000/-	42,500/-	40,000/-	1,22,500/-
2.	श्री दिलीप सी. चौकसी	30,000/-	65,000/-	30,000/-	1,25,000/-
3.	श्री एस. वैंकटाचलम	50,000/-	1,22,500/-	45,000/-	2,17,500/-
4.	श्री डी. सुंदरम	45,000/-	70,000/-	25,000/-	1,40,000/-
5.	डॉ. देवा नंद बलोधी	50,000/-	72,500/-	30,000/-	1,52,500/-
6.	प्रो. मो. सलाहुद्दीन अंसारी	40,000/-	32,500/-	15,000/-	87,500/-
7.	डॉ. (श्रीमती) वसंता भरुचा	50,000/-	60,000/-	32,500/-	1,42,500/-
8.	डॉ. राजीव कुमार	20,000/-	15,000/-	5,000/-	40,000/-

अनुलग्नक V

भारतीय स्टेट बैंक

घोषणा

बैंक की आचार संहिता के अनुपालन की पुष्टि

मैं घोषणा करता हूँ कि सभी बोर्ड सदस्यों और वरिष्ठ प्रबंधन ने वित्तीय वर्ष 2009-10 के लिए बैंक की आचार संहिता के अनुपालन की पुष्टि की है।

हस्ता/-
(ओ.पी.भट्ट)
अध्यक्ष
08 अप्रैल 2010

Annexure IV

Details of Sitting Fees paid to Directors for attending Meetings of the Central Board and Board-level Committees during 2009-10

Sl. No.	Name of Director	Central Board @ Rs. 5,000/-	ECCB @ Rs.2,500/-	Other Committees @ Rs.2,500/-	Total
1.	Dr. Ashok Jhunjhunwala	40,000/-	42,500/-	40,000/-	1,22,500/-
2.	Shri Dileep C. Choksi	30,000/-	65,000/-	30,000/-	1,25,000/-
3.	Shri S. Venkatachalam	50,000/-	1,22,500/-	45,000/-	2,17,500/-
4.	Shri D. Sundaram	45,000/-	70,000/-	25,000/-	1,40,000/-
5.	Dr. Deva Nand Balodhi	50,000/-	72,500/-	30,000/-	1,52,500/-
6.	Prof. Md. Salahuddin Ansari	40,000/-	32,500/-	15,000/-	87,500/-
7.	Dr. (Mrs.) Vasantha Bharucha	50,000/-	60,000/-	32,500/-	1,42,500/-
8.	Dr. Rajiv Kumar	20,000/-	15,000/-	5,000/-	40,000/-

ANNEXURE V

STATE BANK OF INDIA

DECLARATION

AFFIRMATION OF COMPLIANCE WITH THE BANK'S CODE OF CONDUCT

I declare that all Board Members and Senior Management have affirmed compliance with the Bank's Code of Conduct for the Financial Year 2009-10.

Sd/-

(O.P. BHATT)
CHAIRMAN
8th April 2010

डागलिया एंड कं.
सनदी लेखाकार

कारपोरेट अभिशासन संबंधी लेखापरीक्षकों का प्रमाणपत्र

भारतीय स्टेट बैंक के शेयरधारकों के लिए

हमने 31 मार्च 2010 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो भारत में शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जांच भारतीय सनदी लेखाकार संस्थान द्वारा जारी कारपोरेट अभिशासन के प्रमाणन संबंधी निर्देशक नोट के अनुसार की गई है और यह कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत की अभिव्यक्ति है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का, सभी महत्वपूर्ण बातों का समावेश करते हुए अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक के कारोबार का संचालन किया है।

डागलिया एंड कं.
सनदी लेखाकारों के लिए तथा उनकी ओर से

(पी. मनोहर गुप्ता)
भागीदार
सदस्यता सं.: 16444

स्थान : कोलकाता
दिनांक : 14 मई 2010

DAGLIYA & CO.
Chartered Accountants

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of Corporate Governance by State Bank of India, for the year ended on 31st March 2010, as stipulated in Clause 49 of the Listing Agreement of State Bank of India with Stock Exchanges in India.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was carried out in accordance with the Guidance Note on Certification of Corporate Governance, issued by the Institute of Chartered Accountants of India and was limited to procedures and implementation thereof, adopted by State Bank of India for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that State Bank of India has, in all material respects, complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against State Bank of India as per records maintained by the Shareholders/ Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of
Dagliya & Co.
Chartered Accountants

(P. Manohara Gupta)
Partner
Membership No. 16444

Place: Kolkata
Date: 14th May, 2010



भारतीय स्टेट बैंक का
तुलन पत्र, लाभ एवं हानि खाता
और नकदी प्रवाह विवरण

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India

भारतीय स्टेट बैंक का 31 मार्च 2010 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
		रु. Rs.	रु. Rs.
पूंजी Capital	1	634,88,26	634,88,02
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	65314,31,60	57312,81,62
जमाराशियाँ Deposits	3	804116,22,68	742073,12,80
उधार-राशियाँ Borrowings	4	103011,60,11	84057,92,90
अन्य देयताएँ और प्रावधान Other Liabilities & Provisions	5	80336,70,40	80353,32,73
	योग TOTAL	1053413,73,05	964432,08,07

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ Cash & balances with Reserve Bank of India	6	61290,86,52	55546,17,27
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks & money at call & short notice ...	7	34892,97,64	48857,62,59
विनिधान Investments	8	285790,07,06	275953,95,69
अग्रिम Advances	9	631914,15,20	542503,20,42
अचल आस्तियाँ Fixed Assets	10	4412,90,67	3837,84,72
अन्य आस्तियाँ Other Assets	11	35112,75,96	37733,27,38
	योग TOTAL	1053413,73,05	964432,08,07
आकस्मिक देयताएँ / Contingent liabilities	12	रु. Rs. 548446,88,53	रु. Rs. 723699,75,70
उगाही के लिए बिल / Bills for collection	—	रु. Rs. 47922,32,81	रु. Rs. 43870,56,67
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes to Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 shares of Rs.10 / - each	1000,00,00	1000,00,00
निर्गमित पूंजी - 63,49,68,500 (पिछले वर्ष 63,49,68,500) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued Capital 63,49,68,500 (Previous Year 63,49,68,500) Equity Shares of Rs.10/- each	634,96,85	634,96,85
अभिदत्त और संदत्त पूंजी - 63,48,82,644 शेयर (पिछले वर्ष 63,48,80,222) प्रत्येक शेयर रु. 10/- का [इसमें 2,24,86,090 (31.3.09 को 2,71,28,722) इक्विटी शेयर सम्मिलित हैं जो 1,12,43,045 (31.03.09 को 1,35,64,361) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Paid-up Capital 63,48,82,644 (previous year 63,48,80,222) Equity Shares of Rs.10/-each [includes 2,24,86,090 (2,71,28,722 as on 31.3.09) Equity Shares represented by 1,12,43,045 (1,35,64,361 as on 31.03.09) Global Depository Receipts]	634,88,26	634,88,02
योग **TOTAL**	**634,88,26**	**634,88,02**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)		31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	30726,68,86		25218,10,91	
वर्ष के दौरान परिवर्धन Additions during the year	6381,08,85		5508,57,95	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
		37107,77,71		30726,68,86
II. पूंजी आरक्षितियाँ Capital Reserves				
अथशेष Opening Balance	1267,30,69		422,58,37	
वर्ष के दौरान परिवर्धन Additions during the year	114,05,47		844,72,32	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		—	
... ...		1381,36,16		1267,30,69
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	20657,92,52		20098,96,75	
वर्ष के दौरान परिवर्धन Additions during the year	38,26		5,601,695	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		12,118	
		20658,30,78		20657,92,52
IV विनिधान आरक्षिती Investment Reserve				
अथशेष Opening Balance	—		62,17,87	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		62,17,87	
		—		—
V. विदेशी मुद्रा रूपातरण आरक्षिती Foreign Currency Translation Reserve				
अथशेष Opening Balance	1574,84,29		179,18,14	
वर्ष के दौरान परिवर्धन Additions during the year	—		1395,66,15	
वर्ष के दौरान कटौतियाँ Deductions during the year	929,88,66			
		644,95,63		1574,84,29
VI आय और अन्य आरक्षितियाँ * Revenue and Other Reserves*				
अथशेष Opening Balance	3085,71,33		2419,83,14	
वर्ष के दौरान परिवर्धन Additions during the year	2435,86,06		674,47,13	
वर्ष के दौरान कटौतियाँ Deductions during the year	—		8,58,94	
		5521,57,39		3085,71,33
VII लाभ और हानि खाते की शेष राशि Balance of Profit and Loss Account		33,93		33,93
योग TOTAL		65314,31,60		57312,81,62

* इसमें एकीकरण और विकास निधि (भारतीय स्टेट बैंक अधिनियम 1955 की धारा 36 के अंतर्गत रखी गई) के रु. 5,00,00,000/- (पिछले वर्ष रु.5,00,00,000/-) शामिल हैं

*Includes Rs.5,00,00,000/- (Previous Year Rs. 5,00,00,000/-) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
क. I. माँग जमाराशियाँ		
A. Demand Deposits		
(i) बैंकों से From Banks	8904,46,95	10761,84,16
(ii) अन्य से From Others	113674,96,27	99991,73,42
II. बचत बैंक जमाराशियाँ Savings Bank Deposits	257460,29,77	198224,26,85
III. सावधि जमाराशियाँ Term Deposits		
(i) बैंकों से From Banks	14337,83,10	13657,16,00
(ii) अन्य से From Others	409738,66,59	419438,12,37
योग TOTAL	804116,22,68	742073,12,80
ख. B. (i) भारत में शाखाओं की जमाराशियाँ Deposits of Branches in India	764717,48,45	710031,51,22
(ii) भारत के बाहर स्थित शाखाओं की जमाराशियाँ Deposits of Branches outside India	39398,74,23	32041,61,58
योग TOTAL	804116,22,68	742073,12,80

अनुसूची 4 — उधार-राशियाँ
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. भारत में उधार-राशियाँ Borrowings in India		
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	—	—
(ii) अन्य बैंक Other Banks	8178,33,58	919,94,60
(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	1292,29,56	2758,35,89
(iv) गौण ऋण एवं बांड Subordinated Debts and Bonds	29174,40,00	27174,40,00
योग TOTAL	38645,03,14	30852,70,49

अनुसूची 4 — उधार-राशियाँ (जारी)
SCHEDULE 4 — BORROWINGS (Contd...)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
II. भारत के बाहर से उधार-राशियाँ **Borrowings outside India**		
(i) भारत के बाहर से उधार राशियाँ और पुनर्वित्त Borrowings and Refinance outside India	61560,61,11	50035,37,72
(ii) गौण ऋण एवं बांड Subordinated Debts and Bonds	2805,95,86	3169,84,69
योग TOTAL	64366,56,97	53205,22,41
कुल योग GRAND TOTAL	103011,60,11	84057,92,90
ऊपर I और II में सम्मिलित प्रतिभूत उधार-राशियाँ Secured borrowings included in I & II above	रु. Rs. 8333,66,30	रु. Rs. 2871,60,35

अनुसूची 5 — अन्य देयताएँ और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. संदेय बिल Bills payable	21098,25,83	18929,87,60
II. अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (Net)	11474,83,02	5706,71,55
III. प्रोद्भूत - ब्याज Interest accrued	6605,19,35	6918,15,56
IV. आस्थगित कर देयताएँ (निवल) Deferred Tax Liabilities (Net)	—	—
V. अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions)	41158,42,20	48798,58,02
योग TOTAL	80336,70,40	80353,32,73

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	6841,01,27	4295,51,58
II. भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
(i) चालू खाते में In Current Account	54447,33,22	51248,14,36
(ii) अन्य खातों में In Other Accounts	2,52,03	25,133
योग TOTAL	61290,86,52	55546,17,27

अनुसूची 7 — बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि
SCHEDULE 7 — BALANCES WITH BANKS AND MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	975,94,08	926,20,81
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	11175,12,81	106,889,953
(ii) माँग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice		
(क) बैंकों में (a) With banks	—	13207,17,33
(ख) अन्य संस्थाओं में (b) With other institutions	—	—
योग TOTAL	12151,06,89	24822,37,67
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	16209,21,17	13656,54,41
(ii) अन्य जमा खातों में In Other Deposit Accounts	653,10,51	1326,93,90
(iii) मांग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice	5879,59,07	9051,76,61
योग TOTAL	22741,90,75	24035,24,92
कुल योग GRAND TOTAL	34892,97,64	48857,62,59

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in :		
(i) सरकारी प्रतिभूतियाँ Government Securities	226706,01,63	226217,47,04
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other approved securities	1035,12,55	1892,68,08
(iii) शेयर Shares	7199,37,26	4590,41,76
(iv) डिबेंचर और बांड Debentures and Bonds	16127,43,16	14888,97,79
(v) अनुषंगियाँ और / अथवा संयुक्त उद्यम (इसमें सहयोगियाँ सम्मिलित) Subsidiaries and / or Joint Ventures (including Associates)	4285,60,64	3617,01,17
(vi) अन्य (म्यूच्युअल फंडों की यूनिटें, वाणिज्यिक पत्र, प्राथमिकता प्राप्त क्षेत्र की जमाराशियाँ आदि) Others (Units of mutual funds, Commercial Papers, priority sector deposits etc.)	22214,90,87	18264,51,76
योग TOTAL	277568,46,11	269471,07,60
II. भारत के बाहर विनिधान Investments outside India in :		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	2009,51,52	742,59,28
(ii) विदेशों में स्थापित अनुषंगियाँ और / अथवा संयुक्त उद्यम Subsidiaries and / or Joint Ventures abroad	1403,69,14	1255,45,95
(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures etc.)	4808,40,29	4484,82,86
योग TOTAL	8221,60,95	6482,88,09
कुल योग GRAND TOTAL (I & II)	285790,07,06	275953,95,69
III. भारत में विनिधान Investments in India :		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	278081,59,99	270886,39,44
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less: Aggregate of Provisions / Depreciation	513,13,88	1415,31,84
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) योग TOTAL	277568,46,11	269471,07,60
IV. भारत के बाहर विनिधान Investments outside India :		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	8409,18,88	6795,19,57
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less: Aggregate of Provisions / Depreciation	187,57,93	312,31,48
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) योग TOTAL	8221,60,95	6482,88,09
कुल योग GRAND TOTAL	285790,07,06	275953,95,69

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
			रु. Rs.	रु. Rs.
क. A.	(i)	क्रय किए गए और बट्टाकृत बिल Bills purchased and discounted	42774,73,18	47183,96,60
	(ii)	कैश क्रेडिट, ओवरड्राफ्ट और माँग पर प्रतिसंदेय ऋण Cash credits, overdrafts and loans repayable on demand ...	275150,49,64	223679,92,68
	(iii)	सावधि ऋण Term loans	313988,92,38	271639,31,14
		योग TOTAL	631914,15,20	542503,20,42
ख. B.	(i)	मूर्त आस्तियों द्वारा प्रतिभूत (इसमें बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debts)	410659,89,28	350026,92,43
	(ii)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	85368,66,82	78601,23,99
	(iii)	अप्रतिभूत Unsecured	135885,59,10	113875,04,00
		योग TOTAL	631914,15,20	542503,20,42
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	170568,20,80	143637,56,31
		(ii) सार्वजनिक क्षेत्र Public Sector	48955,92,33	36241,55,02
		(iii) बैंक Banks	265,69,38	334,21,74
		(iv) अन्य Others	315964,13,69	276502,90,85
		योग TOTAL	535753,96,20	456716,23,92
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	15657,17,29	4411,79,75
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और बट्टाकृत बिल (a) Bills purchased and discounted	25294,02,88	29308,58,76
		(ख) अभिषद ऋण (b) Syndicated loans	26475,21,13	27094,47,16
		(ग) अन्य (c) Others	28733,77,70	24972,10,83
		योग TOTAL	96160,19,00	85786,96,50
		कुल योग GRAND TOTAL (C-I & C-II)	631914,15,20	542503,20,42

अनुसूची 10 — अचल आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)		31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)	
			रु. Rs.		रु. Rs.
क. A.	I.	परिसर **Premises**			
		पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1591,04,02		1488,44,58	
		वर्ष के दौरान परिवर्धन (इसमें समायोजन सम्मिलित है*) Additions (Including Adjustments*) during the year ...	107,49,29		104,07,47	
		वर्ष के दौरान कटौतियाँ Deductions during the year	7,21,38		1,48,03	
		अद्यतन मूल्यह्रास Depreciation to date	702,00,77	989,31,16	637,90,51	953,13,51
	II.	अन्य अचल आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
		पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	7886,53,52		6561,73,29	
		वर्ष के दौरान परिवर्धन (इसमें समायोजन सम्मिलित है*) Additions (Including Adjustments*) during the year ...	1430,82,77		1345,72,26	
		वर्ष के दौरान कटौतियाँ Deductions during the year	29,90,72		20,92,03	
		अद्यतन मूल्यह्रास Depreciation to date	6159,24,73	3128,20,84	5271,32,20	2615,21,32
	III.	पट्टाकृत आस्तियाँ Leased Assets				
		पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	925,48,26		938,16,91	
		वर्ष के दौरान परिवर्धन समायोजनों सहित Additions during the year	—		—	
		वर्ष के दौरान कटौतियाँ Deductions during the year	72,63,11		12,68,65	
		प्रावधानों सहित अद्यतन मूल्यह्रास Depreciation to date including provision	852,85,15		921,77,85	
			—		3,70,41	
		घटाएँ : पट्टा समायोजन और प्रावधान Less : Lease Adjustment and Provisions ...	(20,27)	20,27	(2,35,74)	6,06,15
	IV.	निर्माणाधीन आस्तियाँ (परिसर सहित) Assets under Construction (Including Premises)		295,18,40		263,43,74
		योग TOTAL (I, II, III & IV)		4412,90,67		3837,84,72

(*आस्तियों के पुनर्वर्गीकरण पर समायोजन)
(* Adjustments on reclassification of assets)

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	—
(ii) प्रोद्‌भूत ब्याज Interest accrued	7685,00,86	6729,50,51
(iii) अग्रिम रूप से प्रदत कर / स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	4391,07,67	3642,81,18
(iv) आस्थगित कर आस्तियाँ (निवल) Deferred Tax Assets (Net)	2512,08,92	1026,88,68
(v) लेखन सामग्री और स्टांप Stationery and stamps	102,45,17	95,65,85
(vi) दावों के निपटान से प्राप्त की गईं गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	34,91	35,18
(vii) अन्य Others	20421,78,43	26238,05,98
योग TOTAL	35112,75,96	37733,27,38

अनुसूची 12 — आकस्मिक देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	655,45,08	2191,81,62
II. अंशत: प्रदत्त विनिधानों के लिए देयता Liability for partly paid investments	2,80,00	2,80,00
III. बकाया वायदा विनिमय संविदाओं की बाबत देयता Liability on account of outstanding forward exchange contracts	245031,45,01	289429,24,01
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	64479,72,56	46544,40,41
(ख) भारत के बाहर (b) Outside India	36521,88,50	26417,29,03
V. प्रतिग्रहण, पृष्ठांकन और अन्य दायित्व Acceptances, endorsements and other obligations	118526,71,14	109093,49,09
VI. अन्य मदें, जिनके लिए बैंक आकस्मिक रूप से उत्तरदायी है Other items for which the bank is contingently liable	83228,86,24	250020,71,54
योग TOTAL	548446,88,53	723699,75,70

31 मार्च 2010 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक का लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2010 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2010 (Current year)	31.3.2009 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2009 (Previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	70993,91,75	63788,43,38
अन्य आय Other Income	14	14968,15,27	12690,78,90
	योग TOTAL	85962,07,02	76479,22,28
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	47322,47,80	42915,29,37
परिचालन व्यय Operating expenses	16	20318,68,00	15648,70,44
प्रावधान और आकस्मिक व्यय Provisions and contingencies		9154,85,92	8793,99,82
	योग TOTAL	76796,01,72	67357,99,63
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		9166,05,30	9121,22,65
अग्रनीत लाभ Profit brought forward		33,93	33,93
	योग TOTAL	9166,39,23	9121,56,58
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों में अंतरण Transfer to Statutory Reserves		6381,08,85	5291,79,28
पूंजी आरक्षिती में अंतरण Transfer to Capital Reserve		114,05,47	826,55,32
आय और अन्य आरक्षिती में अंतरण Transfer to Revenue Reserve and other Reserves		529,50,65	306,89,30
लाभांश Dividend			
(i) अंतरिम लाभांश (i) Interim Dividend		634,88,02	—
(ii) प्रस्तावित अंतिम लाभांश (ii) Final Dividend Proposed		1269,76,77	1841,15,26
लाभांश पर कर Tax on dividend		236,75,54	248,03,47
स्टेट बैंक ऑफ सौराष्ट्र से हानि Loss from State Bank Of Saurashtra		—	606,80,02
तुलनपत्र से आगे ले जाई गई शेषराशि Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	9166,39,23	9121,56,58
प्रति शेयर मूल आय Basic Earnings per Share		रु. Rs. 144.37	रु. Rs. 143.77
प्रति शेयर कम की गई आय Diluted Earnings per Share		रु. Rs. 144.37	रु. Rs. 143.77
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes to Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2010 (Current year)	31.3.2009 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. अग्रिमों / बिलों पर ब्याज / बट्टा Interest/discount on advances/bills	50632,63,88	46404,71,49
II. विनिधानों पर आय Income on investments	17736,29,62	15574,11,51
III. भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1511,92,18	1399,61,51
IV. अन्य Others	1113,06,07	409,98,87
योग TOTAL	70993,91,75	63788,43,38

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2010 (Current year)	31.3.2009 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	9640,85,95	7617,23,54
II. विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	2116,79,23	2567,29,02
III. विनिधानों के पुनर्मूल्यांकन पर लाभ / (हानि) (निवल) Profit / (Loss) on revaluation of investments (Net)...	—	(56,50)
IV. पट्टाकृत आस्तियों सहित भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ / (हानि) (निवल) Profit / (Loss) on sale of land, buildings and other assets including leased assets (Net)	(10,45,62)	(2,95,42)
V. विनिमय लेनदेन पर लाभ Profit on exchange transactions	1587,13,55	1179,24,92
VI. विदेश / भारत में स्थापित अनुषंगियों / कंपनियों और / या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	573,48,34	409,60,28
VII. वित्तीय पटटे से आय Income from financial lease	9,18,55	26,67,00
VIII. प्रकीर्ण आय Miscellaneous Income	1051,15,27	894,26,06
योग TOTAL	14968,15,27	12690,78,90

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2010 (Current year)	31.3.2009 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2009 (Previous year)
	रु. Rs	रु. Rs.
I. जमाराशियों पर ब्याज Interest on deposits	43334,28,52	37936,84,73
II. भारतीय रिज़र्व बैंक /अंतर बैंक उधार-राशियों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	1228,04,84	2555,01,04
III. अन्य Others	2760,14,44	2423,43,60
योग TOTAL	47322,47,80	42915,29,37

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2010 (Current year)	31.3.2009 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
I. कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	12754,64,57	9747,31,23
II. भाटक, कर और रोशनी Rent, taxes and lighting	1589,57,49	1295,13,73
III. मुद्रण और लेखन-सामग्री Printing and stationery	242,32,41	232,82,08
IV. विज्ञापन और प्रचार Advertisement and publicity	224,04,52	251,22,95
V. (क) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on Bank's Property (Other than Leased Assets) ...	929,15,51	739,12,43
(ख) पट्टाकृत आस्तियों पर मूल्यह्रास (b) Depreciation on Leased Assets	3,50,86	24,01,69
VI. निदेशकों के शुल्क, भत्ते और व्यय Directors' fees, allowances and expenses	61,13	99,81
VII. लेखापरीक्षकों की फीस और व्यय (शाखा लेखापरीक्षकों की फीस एवं व्यय सहित) Auditors' fees and expenses (including branch auditors' fees and expenses)	111,59,77	103,69,68
VIII. विधि प्रभार Law charges	96,61,93	74,61,19
IX. डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones etc.	321,58,10	279,73,25
X. मरम्मत और अनुरक्षण Repairs and maintenance	327,90,67	160,58,83
XI. बीमा Insurance	683,83,37	529,01,89
XII. अन्य व्यय Other expenditure	3033,27,67	2210,41,68
योग TOTAL	20318,68,00	15648,70,44

अनुसूची 17
प्रमुख लेखा नीतियाँ

क. तैयार करने का आधार

संलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए यथा आशोधित, जैसा कि नीचे भाग "ग" में वर्णित है, तैयार किए गए हैं. वे भारत में सामान्यत: स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं एवं जिनमें सांविधिक प्रावधान, विनियामक प्राधिकरणों/भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिंग उद्योग में प्रचलित प्रथाएँ शामिल होती हैं.

ख. प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशि तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है. प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन यथोचित एवं पर्याप्त हैं. भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं. लेखा प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधि के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है.

ग. प्रमुख लेखा नीतियाँ

1. आय निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है जिस देश में वह कार्यालय स्थित है.

1.2 ब्याज आय का लाभ और हानि खाते में प्रोद्भूत आधार पर निर्धारण (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रूप से विनियामक प्राधिकरण कहा गया है) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज के अलावा किया गया है, (iv) रुपया डेरीवेटिव्स पर आय को "ट्रेडिंग" नाम दिया गया है.

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को "विनिधान की बिक्री पर लाभ/हानि" खाते में जमा/नामे किया गया है और उसके पश्चात् "परिपक्वता के लिए रखे गए" श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ का (प्रयोज्य करों और सांविधिक आरक्षिति अपेक्षाओं को घटाने के बाद) पूंजी आरक्षिति में विनियोग किया गया है.

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है. 1 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रूप में लेखे में लिया गया है. पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत आवधिक प्रतिफल के परावर्ती स्वरूप के आधार पर किया गया है. मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रूप में रिपोर्ट किया गया है.

SCHEDULE 17
PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit or loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognized in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 "परिपक्वता के लिए रखे गए" श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य की तुलना में बट्टाकृत मूल्य पर निम्नवत अभिज्ञान में लिया गया है :

क) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है.

ख) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है.

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है.

1.7 आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है, इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है.

1.8 विशेष आवास ऋण योजना (दिसम्बर 2008 से जून 2009) के अंतर्गत संदत्त एकल बीमा प्रीमियम को 15 वर्ष की अवधि के औसत ऋण पर परिशोधित किया गया है.

2. विनिधान

विनिधानों को वर्तमान विनियामक दिशा-निर्देशों के अनुसार लेखे में लिया गया है. बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय - तिथि पद्धति अपनाता है.

2.1 वर्गीकरण

विनिधानों का 3 श्रेणियों अर्थात् "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" और "व्यवसाय के लिए रखे गए" श्रेणियों (इसके पश्चात् इन्हें श्रेणियाँ कहा गया है) में वर्गीकरण किया गया है. इन श्रेणियों में प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है :

i. सरकारी प्रतिभूतियाँ,
ii. अन्य अनुमोदित प्रतिभूतियाँ,
iii. शेयर,
iv. डिबेंचर और बांड,
v. अनुषंगी/संयुक्त उद्यम तथा
vi. अन्य

2.2 वर्गीकरण का आधार

i. उन विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है.

ii. उन विनिधानों को "व्यवसाय के लिए रखे गए" श्रेणी के अन्तर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांतत: पुनर्विक्रय हेतु रखा जाता है.

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें "विक्रय के लिए उपलब्ध" श्रेणी के रूप में वर्गीकृत किया गया है.

iv. किसी विनिधान को इसके क्रय के समय "परिपक्वता के लिए रखे गए", "विक्रय के लिए उपलब्ध" या "व्यवसाय के लिए रखे गए" श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशा-निर्देशों के अनुरूप किया गया है.

v. अनुषंगियों, संयुक्त उद्यमों और सहयोगियों में किए गए विनिधानों को "परिपक्वता के लिए रखे गए" श्रेणी के अंतर्गत वर्गीकृत किया गया है.

2.3 मूल्यन

i. किसी विनिधान की अभिग्रहण-लागत का निम्नानुसार निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को लागत में से घटा दिया गया है.

(ख) विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन, प्रतिभूति लेन-देन कर आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale/ redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 One time Insurance Premium paid under Special Home Loan Scheme (December 2008 to June 2009) is amortised over average loan period of 15 years.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,
ii. Other Approved Securities,
iii. Shares,
iv. Debentures and Bonds,
v. Subsidiaries/Joint ventures and
vi. Others.

2.2 Basis of classification

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under Held to Maturity.

2.3 Valuation

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission, securities transaction tax etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(ग) ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को ब्याज व्यय / आय माना गया है और इन्हें लागत / विक्रय-प्रतिफल में शामिल नहीं किया गया है.

(घ) लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है.

(ङ) उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे में लिया गया है, और ऐसे अंतरण पर हुए मूल्यह्रास, यदि हो तो, का पूर्णतया प्रावधान किया गया है.

ii. ट्रेजरी बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है.

iii. **परिपक्वता के लिए रखे गए श्रेणी :** "परिपक्वता के लिए रखे गए" प्रत्येक स्क्रिप को अभिग्रहण लागत पर लेखे में लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लेखे में लिया गया है. किसी अभिगृहीत प्रीमियम को नियत आय आधार पर प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है. ऐसे प्रीमियम के परिशोधन को "विनिधानों पर ब्याज" शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है. अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है. क्षेत्रीय ग्रामीण बैंकों को छोड़कर अनुषंगियों, संयुक्त उद्यमों और सहयोगियों (देश और विदेश दोनों) में विनिधान को अवधिगत लागत आधार पर मूल्यांकित किया गया है. क्षेत्रीय ग्रामीण बैंकों में विनिधान को अग्रनीत लागत (अर्थात् बही मूल्य) पर मूल्यांकित किया गया है.

iv. **विक्रय के लिए उपलब्ध तथा व्यवसाय के लिए रखे गए श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन **विनियामक दिशा-निर्देशों के अनुसार निर्धारित** बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के सिर्फ निवल मूल्यह्रास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है. मूल्यह्रास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात् अपरिवर्तित रहा है.

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-एसएलआर) लिखतों पर लागू दिशा-निर्देशों के अनुसार किया गया है. तदनुसार, जिन मामलों में आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, उन मामलों में निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है.

vi. देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है. देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

(क) ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया है.

(ख) इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण शेयरों को रु. 1/- प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा.

(ग) यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक-बही में अनर्जक आस्ति हो गई है - ऐसी स्थिति में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा.

(घ) उपर्युक्त, आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगा जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost**.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where:

(a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

(b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

(c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

(d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

(ङ) ऐसे डिबेंचरों / बांडों में विनिधान जो अग्रिम की प्रकृति के माने गए हैं उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं.

(च) विदेश स्थित कार्यालयों के अनर्जक विनिधानों के संबंध में प्रावधान-स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

vii. रिपो तथा प्रत्यावर्तित रिपो लेनदेन [भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा] को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित "समान लेखा प्रक्रिया" को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों में शामिल किया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है. लागत एवं आय को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है. रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है.

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / विक्रय की गई प्रतिभूतियों को विनिधान खाते में नामे/जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है. उन पर व्यय / अर्जित ब्याज को व्यय/आय के रूप में लेखे में लिया गया है.

3 ऋण/अग्रिम और उन पर प्रावधान

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है. ऋण आस्तियाँ उन मामलों में अनर्जक बन जाती हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

ii. ओवरड्राफ्ट या नकद-ऋण अग्रिम के संबंध में खाता "असंगत" ("आउट ऑफ आर्डर") रहता है, अर्थात् यदि बकाया शेषराशि निरन्तर 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण अधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को निरन्तर 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. अल्पावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन की किस्त या ब्याज 2 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. दीर्घावधि फसलों के लिए कृषि अग्रिमों के संबंध में, जहाँ मूलधन या ब्याज एक फसल-ऋतु के लिए अतिदेय रहते हैं.

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक वर्ग में रह गई है.

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किन्तु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है.

(e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

(f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकरणों द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं:

अव-मानक आस्तियाँ :	i. 10% का सामान्य प्रावधान ii. ऋण जोखिमों, जो प्रारंभ से ही अप्रतिभूत हैं, के लिए 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य प्रारंभ से ही 10% से अधिक नहीं है)
संदिग्ध आस्तियाँ :	
-प्रतिभूत भाग :	i. एक वर्ष तक - 20% ii. एक से तीन वर्ष तक - 30% iii. तीन वर्ष से अधिक - 100%
-अप्रतिभूत भाग	100%
हानिप्रद आस्तियाँ :	100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान-स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में जो अधिक था उसके अनुसार किया गया है.

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा-निर्देशों के अनुसार लेखे में लिया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है. निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों में से घटाने पर बकाया है.

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है.

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत सम्भावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा. उपरोक्त आस्तियों से उद्भूत उत्सर्जित ब्याज के प्रावधान को अग्रिम से नहीं घटाया गया है और इसे तुलनपत्र के "अन्य देयताएँ -अन्य" शीर्ष के अंतर्गत शामिल किया गया है.

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है.

3.9 पूर्ववर्ती वर्षों में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण आय के रूप में किया गया है.

3.10 पिछले वर्ष अग्रिमों के संदर्भ में रेखांकित किए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है.

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों के लिए सामान्य प्रावधान भी किए गए हैं. निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को स्थिति में शामिल नहीं किया गया है. ये प्रावधान तुलनपत्र की अनुसूची 5 के "अन्य देयताएँ और प्रावधान - अन्य" शीर्ष के अन्तर्गत प्रदर्शित हैं.

4. अस्थायी प्रावधान

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार, बैंक में अग्रिमों, विनिधानों तथा सामान्य प्रयोजनों के लिए पृथक् रूप से अस्थायी प्रावधानों के सृजन एवं उपयोग हेतु

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:	i. A general provision of 10% ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets:	
– Secured portion:	i. Upto one year – 20% ii. One to three years – 30% iii. More than three years – 100%
– Unsecured portion	100%
Loss Assets:	100%

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice, arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provisions

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments

अनुमोदित नीति है. सृजन किए जाने वाले इन अस्थायी प्रावधानों की मात्रा का निर्धारण प्रत्येक वित्त वर्ष के अंत में किया जाएगा. इन अस्थायी प्रावधानों का उपयोग भारतीय रिज़र्व बैंक की पूर्व अनुमति से नीति में निर्धारित असाधारण परिस्थितियों के अधीन सिर्फ आकस्मिकताओं के लिए ही किया जाएगा.

5. देशवार ऋण-जोखिम के लिए प्रावधान

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधानों के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं. इन देशों का वर्गीकरण सात जोखिम श्रेणियों यथा नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार किया गया है. यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं होता है तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं रखा जाता है. यह प्रावधान तुलनपत्र की अनुसूची 5 के "अन्य देयताएं और प्रावधान - अन्य" शीर्ष के अंतर्गत दर्शाया गया है.

6. डेरीवेटिव्स

6.1 बैंक तुलनपत्र की/ तुलनपत्र इतर आस्तियों और देयताओं के लिए बचाव-व्यवस्था करने या इनके क्रय-विक्रय के प्रयोजन से डेरीवेटिव्स संविदाएं जैसे विदेशी मुद्रा विकल्प, ब्याज दर विनिमय, मुद्रा विनिमय, परस्पर मुद्रा ब्याज दर विनिमय और वायदा दर करार निष्पादित करता है. तुलनपत्र की आस्तियों और देयताओं के लिए बचाव-व्यवस्था करने के प्रयोजन से निष्पादित की जाने वाली विनिमय संविदाएं इस प्रकार तैयार की जाती हैं कि तुलनपत्र की अंतर्निहित मदों का प्रभाव प्रतिकूल और प्रति संतुलनकारी हो. इन डेरीवेटिव लिखतों का प्रभाव अंतर्निहित आस्तियों के क्रय-विक्रय पर निर्भर करता है और इसे बचाव-व्यवस्था लेखाकरण सिद्धांतों के अनुसार लेखे में लिया जाता है.

6.2 बचाव संविदाओं के रूप में वर्गीकृत डेरीवेटिव संविदाओं को प्रोद्भवन आधार पर अंकित किया गया है. बचाव संविदाओं की गणना तब तक बाजार के बही मूल्य के अनुसार नहीं की जाती जब तक कि अंतर्निहित आस्तियाँ/देयताएं बाजार के बही मूल्य के अनुसार अंकित न की गई हों.

6.3 सिवा उपर्युक्त के, सभी अन्य डेरीवेटिव संविदाएं उद्योग में प्रचलित सामान्यतया मान्य लेखाकरण सिद्धांतों के अनुसार बाजार के बही मूल्य के अनुसार अंकित की गई हैं. बाजार के बही मूल्य के अनुसार अंकित डेरीवेटिव संविदाओं के संबंध में बाजार मूल्य में परिवर्तन, परिवर्तन की अवधि में लाभ और हानि खाते में शामिल किए गए हैं. डेरीवेटिव संविदाओं के अंतर्गत प्राप्य राशि, जो 90 दिनों से अधिक अतिदेय है, को लाभ और हानि खाते में प्रत्यावर्तित किया गया है.

6.4 संदत्त या प्राप्त ऑप्शन प्रीमियम ऑप्शन की अवधि की समाप्ति पर लाभ और हानि खाते में अंकित किया गया है. विक्रय किए गए ऑप्शनों पर प्राप्त प्रीमियम और क्रय किए गए ऑप्शनों पर संदत्त प्रीमियम की शेष राशि का फॉरेक्स ओवर द काउंटर ऑप्शनों के लिए बाजार मूल्य पर परिकलन करके बही में शामिल किया गया है.

6.5 बाजार (एक्सचेंज) में क्रय-विक्रय किए गए विदेशी मुद्रा विनिमय तथा व्यापार के उद्देश्य से किए गए ब्याज दर वायदा सौदों को निर्दिष्ट एवं तथ्यात्मक बाजार मूल्य पर आधृत प्रचलित बाजार दरों के अनुसार मूल्यांकित किया गया है और परिणामी लाभ तथा हानि को लाभ और हानि खाते में शामिल किया गया है.

7. अचल आस्तियाँ और मूल्यह्रास

7.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है.

7.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागतें और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई व्यवसाय फीस

and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. Derivatives

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.3 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change. Any receivable under derivatives contracts, which remain overdue for more than 90 days, are reversed through profit and loss account.

6.4 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

6.5 Exchange Traded Foreign Exchange and Interest Rate Futures entered into for trading purposes are valued at prevailing market rates based on quoted and observable market prices and the resultant gains and losses are recognized in the Profit and Loss Account.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional

शामिल हैं. उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को या इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते हैं.

7.3 इन देशी परिचालनों के संबंध में मूल्यह्रास की दरें और मूल्यह्रास प्रभारित करने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यह्रास प्रभारित करने की पद्धति	मूल्यह्रास/ परिशोधन दर
1	कंप्यूटर एवं एटीएम	सीधी कटौती पद्धति	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रूप में शामिल कंप्यूटर सॉफ्टवेयर	ह्रासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती पद्धति	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती पद्धति	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	ह्रासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

7.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यह्रास 182 दिनों तक प्रयुक्त आस्तियों पर अर्द्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए प्रभारित किया गया है, जबकि कंप्यूटरों, एटीएम और साफ्टवेयर पर मूल्यह्रास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए प्रभारित किया गया है.

7.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000/- से कम हो उन्हें क्रय वर्ष में ही बट्टे खाते में डाल दिया गया है.

7.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराये को उसी वर्ष प्रभारित किया गया है.

7.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास के अंतर को पट्टा समानीकरण लेखे में लिया गया है.

7.8 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है.

8. पट्टे

आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार वित्तीय पट्टों में भी प्रयोग किया गया है.

9. आस्तियों की अपसामान्यता

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रनीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है. धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रनीत मूल्य की तुलना आस्ति द्वारा अपेक्षित

fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers & ATM	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers, ATM and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted

भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है. यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रनीत मूल्य और उसके उचित मूल्य के बीच का अंतर है.

10. विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव

10.1 विदेशी मुद्रा लेनदेन

i. विदेशी मुद्रा लेनदेन को लेनदेन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है.

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल / वायदा दरों का प्रयोग करके दी गई है.

iii. विदेशी मुद्रा गैर मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेन-देन की तिथि को प्रचलित मुद्रा विनिमय दरों का प्रयोग करके दी गई है.

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर का प्रयोग करके दी गई है.

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है.

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है. ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है.

vii. मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरें आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, की आय या व्यय के रूप में निर्धारित किया गया है.

viii. मुद्रा वायदा व्यापार में विदेशी मुद्रा दरों की आरंभिक स्थिति में हुए परिवतनों के कारण हुए लाभ/हानि को विदेशी मुद्रा समाशोधन गृह से प्रतिदिन निर्धारित किया जाता है और इस लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

10.2 विदेशी परिचालन

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है.

क. असमाकलित परिचालन

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है.

ii. असमाकलित विदेशी परिचालनों की आय एवं व्यय को तिमाही की औसत अंतिम दर पर रूपांतरित किया गया है.

iii. निवल विनिधान का निपटान होने तक असमाकलित विदेशी परिचालनों से उद्भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है.

cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. विदेश स्थित कार्यालयों की आस्तियों और देयताओं की विदेशी मुद्रा (विदेश स्थित कार्यालयों की स्थानीय मुद्रा के अलावा) को उस देश में प्रयोज्य तत्काल दरों का प्रयोग करके स्थानीय मुद्रा में रूपांतरित किया गया है.

ख. समाकलित परिचालन

i. विदेशी मुद्रा लेनदेन को लेनदेन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है.

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है.

iii. अवधिगत लागत के अनुरूप अग्रनीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर का प्रयोग करके दी गई है.

11. कर्मचारी हितलाभ

11.1 अल्पावधि कर्मचारी हितलाभ

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है.

11.2 नौकरी उपरांत हितलाभ

i. नियत हितलाभ योजना

क. बैंक एक भविष्य निधि योजना का परिचालन करता है. बैंक की भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं. बैंक निर्धारित दर पर (वर्तमान समय में कर्मचारियों के मूल वेतन एवं पात्र-भत्ते का 10%) मासिक अंशदान करता है. इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास को प्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है. न्यास-निधियों को बैंक में जमाराशि के रूप में धारित किया गया है. बैंक, वार्षिक अंशदान और बैंक द्वारा धारित जमाराशियों पर ब्याज देने के लिए विधिक रूप से उत्तरदायी होता है. यह ब्याज - दर सरकारी कर्मचारियों की भविष्य निधि की बकाया राशियों पर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है. बैंक - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानता है.

ख. बैंक, ग्रेच्युटी और पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करता है.

ग. बैंक सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करता है. यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है. यह राशि बैंक की सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूल वेतन के समतुल्य राशि या रु. 3,50,000/- की अधिकतम राशि होती है. यह हितलाभ सेवा के पांच वर्ष पूरे होने पर ही प्राप्त होता है. बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य बीमांकिक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है.

iv. The Assets and Liabilities of foreign offices in foreign currency (other than local currency of the foreign offices) are translated into local currency using spot rates applicable to that country.

b. Integral Operations

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits

11.1 Short Term Employee Benefits

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits

i. Defined Benefit Plan

a. The Bank operates a Provident Fund scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of Rs. 350,000. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

घ. बैंक सभी पात्र कर्मचारियों को पेंशन प्रदान करता है. यह हितलाभ नियमानुसार मासिक भुगतान के रूप में प्रदान किया जाता है और पेंशन का यह नियमित भुगतान कर्मचारियों को नियमानुसार उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर विभिन्न चरणों में किया जाता है. पेंशन-देयता की गणना वार्षिक स्वतंत्र बीमांकिक मूल्यन के आधार पर की जाती है. बैंक एसबीआइ पेंशन फंड नियमों के अनुसार पेंशन निधि में वेतन के 10% का वार्षिक अंशदान करता है. निर्धारण के समय उपयोग में लाए जाने के लिए शेष राशि विशेष प्रावधान खाते में रखी गई है.

ङ. नियत हितलाभ-प्रावधान-लागत को प्रत्येक तुलनपत्र की तिथि पर अग्रनीत बीमांकिक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है. बीमांकिक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है.

ii. कर्मचारियों के अन्य दीर्घावधि हितलाभ

क. बैंक का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा - रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है. इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत के लिए निधि बैंक द्वारा आंतरिक स्रोत से उपलब्ध कराई जाती है.

ख. अन्य दीर्घावधि हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को बीमांकिक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है. पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है.

12. कर निर्धारण के लिए प्रावधान

12.1 वर्तमान कर तथा आस्थगित कर प्रभार की कुल राशि आय कर व्यय है. चालू वर्ष के करों का निर्धारण लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित कार्यालयों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है. आस्थगित कर आस्तियों या देयताओं में उस अवधि के दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजनों में समाविष्ट हैं.

12.2 आस्थगित कर - आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है. आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर आस्तियों और देयताओं के अग्रनीत मूल्य और उनके क्रमश: कर-आधार और अग्रनीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है. आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है.

12.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है. जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित कर आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित कर आस्तियों का अभिज्ञान अनवशोषित मूल्यह्रास और कर हानियों के अग्रेषण पर किया गया है.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The pension liability is reckoned based on an independent actuarial valuation carried out annually. The Bank makes annual contribution to the pension fund at 10% of salary in terms of SBI Pension Fund Rules. The balance is retained in the special provision account to be utilised at the time of settlement.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax and deferred tax. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

13. प्रति शेयर आय

13.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक - 20 "प्रति शेयर आय" के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है. प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है.

13.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी. कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना इक्विटी शेयरों के बीच तुलना करके की जाती है.

14. प्रावधान, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखा - निर्धारण

14.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 के अनुसार जारी "प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ" में बैंक पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के बहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है.

14.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है

i. पिछले परिणाम से उद्भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी, अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का बहिर्गमन आवश्यक होगा, अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता.

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के बहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता, के अलावा प्रावधान किया गया है.

14.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती.

15. नकदी और नकदी समतुल्य

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम मे नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक की जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं.

16. कर्मचारी शेयर क्रय योजना

भारतीय प्रतिभूति और विनिमय बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा-निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते हैं उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है.

17. शेयर जारी करने का व्यय

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

अनुसूची - 18

लेखा-टिप्पणियाँ

(राशि करोड़ रुपए में)

18.1. पूंजी :

1. पूंजी-पर्याप्तता अनुपात :

	मदें	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
(i)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - (%) (बेसल - I)	12.00	12.97
(ii)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - I पूंजी (%) (बेसल -I)	8.46	8.53
(iii)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - II पूंजी (%) (बेसल - I)	3.54	4.44
(iv)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - (%) (बेसल - II)	13.39	14.25
(v)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - I पूंजी (%) (बेसल - II)	9.45	9.38
(vi)	जोखिम भारित आस्ति की तुलना में पूंजी-अनुपात - श्रेणी - II पूंजी (%) (बेसल - II)	3.94	4.87
(vii)	भारत सरकार की शेयरधारिता का प्रतिशत	59.41	59.41
(viii)	भारत सरकार द्वारा धारित शेयरों की संख्या	37,72,07,200	37,72,07,200
(ix)	गौण ऋणों की राशि श्रेणी - II पूंजी	रु.27174.40	रु.27174.40
(x)	श्रेणी - II पूंजी के रूप में उगाही गई गौण ऋणों की राशि	निरंक	रु.8425.00*
(xi)	इनमें (उपरोक्त, ix) के उच्च श्रेणी - II पूंजी के लिए पात्र राशि	19466.40	19466.40
(xii)	आइपीडीआइ के निर्गम द्वारा उगाही गई राशि (इसमें नीचे वर्णित संमिश्र बांड सम्मिलित हैं)	रु.4805.96**	रु.3169.85

* रु. 425 करोड़ की राशि, जो पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण अभिगृहीत की गई, इसमें शामिल है.

** वर्ष के दौरान उगाही गई रु.2000 करोड़ की राशि की गणना, जिसमें 550 करोड़ की राशि एसबीआई कर्मचारी पेंशन निधि द्वारा निवेश की गई है, भारतीय रिज़र्व बैंक के निर्देशानुसार श्रेणी - I पूंजी के लिए नहीं ली गई है.

2. **शेयर पूंजी :**

क) वर्ष के दौरान बैंक ने रु.10 प्रति नकदी मूल्य के 2422 इक्विटी शेयर जो कि रु.1580 प्रति इक्विटी शेयर प्रीमियम पर कुल रु. 38,50,980 आवंटित किए हैं, जिसमें 88,278 शेयरों को राइटस इश्यू - 2008 के अंतर्गत रोके रखा गया है. रु.38,50,980 के कुल प्राप्त अशंदान में से रु.24,220 की राशि शेयर पूंजी खाते में अंतरित की गई थी एवं रु.38,26,760 की राशि शेयर प्रीमियम खाते में अंतरित की गई थी.

ख) बैंक ने राइटस इश्यू के अंतर्गत जारी किए गए रु. 10 प्रति शेयर की दर से 85,856 (पिछले वर्ष 88,278) इक्विटी शेयरों के आवंटन को रोके रखा क्योंकि या तो वे विवादग्रस्त थे अथवा न्यायिक प्रक्रिया के अधीन थे.

3. **संमिश्र बांड**

विदेशी मुद्रा में जारी तथा संमिश्र श्रेणी I पूंजी के अंतर्गत आने वाले बांडों एवं बकाया ऐसे बांडों का विवरण निम्नवत है :

विवरण	निर्गम तिथि	अवधि	राशि	31.03.10 को समतुल्य	31.03.09 को समतुल्य
एमटीएन कार्यक्रम-12वीं शृंखला के अंतर्गत जारी बांड	15.02.2007	बेमियादी नॉन कॉल 10-25 वर्ष	400 मिलियन अमरीकी डालर	रु.1795.71	रु. 2028.65
एमटीएन कार्यक्रम-14वीं शृंखला के अंतर्गत जारी बांड	25.06.2007	बेमियादी नॉन कॉल 10 वर्ष 1 दिन	225 मिलियन अमरीकी डालर	रु.1010.25	रु. 1141.20
योग			**625 मिलियन यूएस डालर**	**रु.2805.96**	**रु.3169.85**

यदि बैंक 27.06.2017 तक कॉल ऑप्शन का प्रयोग नहीं करता है तो ब्याज दर बढ़ाई जाएगी और स्थिर दर को अस्थिर दर में परिवर्तित किया जाएगा. ये बांड सिंगापुर स्टॉक एक्सचेंज में सूचीबद्ध किए गए हैं.

Schedule - 18

NOTES TO ACCOUNTS

(Amount in Rupees in crores)

18.1 Capital:

1. Capital Adequacy Ratio:

	Items	As at 31 Mar 2010	As at 31 Mar 2009
(i)	Capital to Risk-weighted Assets Ratio (%) (Basel-I)	12.00	12.97
(ii)	Capital to Risk-weighted Assets Ratio - Tier I capital (%) (Basel-I)	8.46	8.53
(iii)	Capital to Risk-weighted Assets Ratio - Tier II capital (%)(Basel-I)	3.54	4.44
(iv)	Capital to Risk-weighted Assets Ratio (%) (Basel-II)	13.39	14.25
(v)	Capital to Risk-weighted Assets Ratio - Tier I capital (%) (Basel-II)	9.45	9.38
(vi)	Capital to Risk-weighted Assets Ratio - Tier II capital (%)(Basel-II)	3.94	4.87
(vii)	Percentage of the Shareholding of Government of India	59.41	59.41
(viii)	Number of Shares held by Government of India	37,72,07,200	37,72,07,200
(ix)	Amount of Subordinated Debt Tier-II capital	Rs. 27174.40	Rs. 27174.40
(x)	Amount raised by issue of Subordinated Debt Tier-II capital during the year	Nil	Rs. 8425.00*
(xi)	Out of which ((ix), above) amount eligible for Upper Tier –II capital	Rs. 19466.40	Rs. 19466.40
(xii)	Amount raised by issue of IPDI (Inclusive of Hybrid Bonds as detailed below)	Rs. 4805.96**	Rs. 3169.85

* Include Rs 425 crores which has been acquired consequent to acquisition of erstwhile State Bank of Saurashtra (eSBS).

** Includes Rs 2000.00 crores raised during the year, of which Rs 550 crores invested by SBI employee Pension Fund, not reckoned for the purpose of Tier-I Capital as per RBI instructions.

2. **Share capital:**

a) During the year, the Bank has allotted 2422 equity shares of Rs 10 each for cash at a premium of Rs 1580 per equity share aggregating to Rs 38,50,980 out of 88,278 shares kept in abeyance under Right Issue – 2008. Out of the total subscription of Rs 38,50,980 received, Rs 24,220 was transferred to Share Capital Account and Rs 38,26,760 was transferred to Share Premium Account.

b) The Bank has kept in abeyance the allotment of 85,856 (Previous Year 88,278) Equity Shares of Rs 10/- each issued as a part of Rights issue, since they are subject to title disputes or are subjudice.

3. **Hybrid Bonds:**

The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding are as under:

Particulars	Date of Issue	Tenor	Amount	Equivalent as on 31-03-10	Equivalent as on 31-03-09
Bonds issued under the MTN Programme-12th Series	15.02.2007	Perpetual Non Call 10-25 years	USD 400 million	Rs. 1795.71	Rs. 2028.65
Bonds issued under the MTN Programme-14th Series	25.06.2007	Perpetual Non Call 10 years 1 day	USD 225 million	Rs. 1010.25	Rs. 1141.20
Total			**USD 625 million**	**Rs. 2805.96**	**Rs. 3169.85**

If the Bank does not exercise call option by 27.6.2017, the interest rate will be raised and fixed rate will be converted to floating rate. These bonds have been listed in Singapore stock exchange.

18.2 विनिधान

1. बैंक के विनिधानों तथा विनिधानों पर हुए मूल्यह्रास के लिए रखे गए प्रावधानों के उतार-चढ़ाव का ब्योरा निम्नानुसार है:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
1. विनिधानों का मूल्य		
i) विनिधानों का सकल मूल्य		
(क) भारत में	278081.60	270886.40
(ख) भारत के बाहर	8409.19	6795.19
ii) मूल्यह्रास के लिए प्रावधान		
(क) भारत में	513.14	1415.32
(ख) भारत के बाहर	187.58	312.31
III) विनिधानों का निवल मूल्य		
(क) भारत में	277568.46	269471.08
(ख) भारत के बाहर	8221.61	6482.88
2. विनिधानों के मूल्यह्रास के लिए रखे गए प्रावधानों में उतार-चढ़ाव		
i) अथशेष	1727.63	981.42
ii) जोड़ें: पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण वृद्धि	0	31.96
iii) जोड़ें : वर्ष के दौरान किए गए प्रावधान	359.37	1440.18
iv) घटाएँ : वर्ष के दौरान व्यवहृत प्रावधान	38.92	—
v) घटाएँ : वर्ष के दौरान अतिरिक्त प्रावधान का अपलेखन	1347.36	725.93
vi) इति शेष	700.72	1727.63

टिप्पणी :

क. रु.11,000 करोड़ (पिछले वर्ष रु. 10,725.00 करोड़) का विनिधान भारतीय रिज़र्व बैंक / क्लीयरिंग कारपोरेशन ऑफ इंडिया लि. के पास साथ-साथ सकल भुगतान/प्रतिभूति समाधान (आरटीजीएस / एनडीएस) के अंतर्गत मार्जिन स्वरूप रखा गया है.

ख. अन्य विनिधानों में आरआइडीएफ जमा योजना के अंतर्गत नाबार्ड के पास जमा रु. 17833.89 करोड़ (पिछले वर्ष रु. 15923.14 करोड़) की राशि शामिल है.

ग. वर्ष के दौरान, बैंक ने अपनी अनुषंगियों और संयुक्त उद्यम में रु. 865.20 करोड़ (पिछले वर्ष रु. 923.66 करोड़) की अतिरिक्त पूंजी का निवेश किया.

संयुक्त उद्यम / सहयोगी / क्षेत्रीय ग्रामीण बैंक का नाम	राशि
एसबीआइ कार्ड्स एवं पेमेंट सर्विसेज प्रा लि.	78.00
एसबीआइ कैपिटल मार्केट्स लि.	228.96
स्टेट बैंक ऑफ हैदराबाद	350.00
स्टेट बैंक ऑफ पटियाला	170.00
एसबीआइ कस्टोडियल सर्विसेज प्रा.लि.	38.24
कुल	**865.20**

घ. वर्ष के दौरान बैंक ने निम्नलिखित कंपनियों में नया विनिधान किया है.

संयुक्त उद्यम / सहयोगी / क्षेत्रीय ग्रामीण बैंक का नाम	राशि
एसबीआइ जनरल इंश्योरेंस कं. लि.	111.00
मैक्वैरी एसबीआइ इन्फ्रा मैनेजमेंट प्रा. लि.	2.25
एसबीआइ मैक्वैरी इन्फ्रा मैनेजमेंट प्रा.लि.	1.89
एसबीआइ मैक्वैरी ट्रस्टी लि.	0.01
कुल	**115.15**

ङ रु. 162.50 करोड़ के विक्रय मूल्य पर यूटीआई ऐसेट मैनेजमेंट कं. लि. में 6.50% की हिस्सेदारी के विक्रय और रु.0.01 करोड़ के विक्रय मूल्य पर यूटीआई ट्रस्टी कं. प्रा. लि. में 6.50% की हिस्सेदारी के विक्रय के परिणामस्वरूप रु. 81.45 करोड़ का लाभ अर्जित किया गया. विक्रय के पश्चात्, विनिधान को पिछले वर्ष अनुषंगियों एवं / अथवा संयुक्त उद्यम विनिधान की तुलना में शेयर में विनिधान के अंतर्गत दर्शाया गया है.

च. वर्ष के दौरान एक अनुषंगी एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा.लि. की दूसरी अनुषंगी ग्लोबल ट्रेड फाइनेंस लि. में विलय कर दिया गया है.

18.2 **Investments**

1. The Details of investments and the movement of provisions held towards depreciation on investments of the Bank are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
1. Value of Investments		
i) Gross value of Investments		
(a) In India	278081.60	270886.40
(b) Outside India	8409.19	6795.19
ii) Provisions for Depreciation		
(a) In India	513.14	1415.32
(b) Outside India	187.58	312.31
iii) Net value of Investments		
(a) In India	277568.46	269471.08
(b) Outside India	8221.61	6482.88
2. Movement of provisions held towards depreciation on investments		
i) Opening Balance	1727.63	981.42
ii) Add: Addition on account of acquisition of e SBS	0	31.96
iii) Add: Provisions made during the year	359.37	1440.18
iv) Less: Provisions utilised during the year	38.92	—
v) Less: Write back of excess provision during the year.	1347.36	725.93
vi) Closing balance	700.72	1727.63

Notes:

a. Investments amounting to Rs.11,000 Crores (Previous Year Rs. 10,725 Crores) are kept as margin with RBI/Clearing Corporation of India Limited towards Real Time Gross Settlement / Securities Settlement (RTGS/NDS).

b. Other investments include deposits with NABARD under RIDF Deposit Scheme amounting to Rs.17833.89 Crores (Previous Year Rs.15923.14 Crores).

c. During the year, the Bank has infused additional capital of Rs. 865.20 Crores (Previous Year Rs.923.66 Crores) in Subsidiaries and Joint Ventures as follows.

Name of the JV/Associate/RRB	Amount
SBI Cards & Payment Services Private Limited	78.00
SBI Capital Markets Limited	228.96
State Bank of Hyderabad	350.00
State Bank of Patiala	170.00
SBI Custodial Services Private Limited	38.24
Total	**865.20**

d. During the year, the Bank has infused fresh investment in following companies :-

Name of the JV/Associate/RRB	Amount
SBI General Insurance Co. Limited	111.00
Macquarie SBI Infra Management Pte. Limited	2.25
SBI Macquarie Infra Management (P) Limited	1.89
SBI Macquarie Infra Trustee Limited	0.01
Total	**115.15**

e. Sale of 6.50% stake in UTI Asset Management Company Limited at a sale price of Rs 162.50 crores and 6.50% stake in UTI Trustee Company Private Limited at a sale price of Rs 0.01 crores, resulting in profit of Rs 81.45 crores. After sale the investment has been shown under Investment in Shares as against Investment in Subsidiaries and /or Joint Ventures last year.

f. During the year one subsidiary SBI Factors & Commercial Services Private limited is merged with another subsidiary Global Trade Finance Limited.

2. रिपो लेनदेन / Repo Transactions

वर्ष के दौरान रिपो और प्रत्यावर्तित रिपो के अधीन विक्रय एवं क्रय की गई प्रतिभूतियों का ब्योरा निम्नानुसार है:

The details of securities sold and purchased under repos and reverse repos during the year are given below :

विवरण / Particulars	वर्ष के दौरान न्यूनतम बकाया राशि Minimum outstanding during the year	वर्ष के दौरान अधिकतम बकाया राशि Maximum outstanding during the year	वर्ष के दौरान दैनिक औसत बकाया राशि Daily Average outstanding during the year	वर्ष के अंत में शेष राशि Balance as on year end
रिपो के अधीन बिक्री की गई प्रतिभूतियाँ Securities sold under repos	— (—)	7249.37 (31000.71)	241.63 (4418.48)	— (—)
प्रत्यावर्तित रिपो के अधीन क्रय की गई प्रतिभूतियाँ Securities purchased under reverse repos	— (—)	74295.69 (50747.57)	25253.38 (9517.78)	— (—)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं) / Figures in brackets are for Previous Year)

3. **गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान संविभाग**

Non-SLR Investment Portfolio

(क) गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता-संरचना :

(a) *Issuer composition of Non SLR Investments:*

बैंक के गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधानों की निर्गमकर्ता-संरचना निम्नानुसार है :

The issuer composition of Non-SLR investments of the Bank is given below :

सं. No.	निर्गमकर्ता / Issuer	राशि Amount	निजी नियोजन की मात्रा Extent of Private Placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा * Extent of 'Below Investment Grade' Securities *	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा * Extent of 'Unrated' Securities *	'असूचीगत' प्रतिभूतियों की मात्रा * Extent of 'Unlisted' Securities *
(i)	सार्वजनिक क्षेत्र के उपक्रम / PSUs	16,024.10 (13945.85)	3,699.26 (460.15)	176.61 (50.00)	— (54.62)	27.56 (54.62)
(ii)	वित्तीय संस्थाएँ / FIs	2,957.68 (1573.83)	2,204.78 (603.32)	592.59 (496.77)	22.61 (25.09)	874.50 (555.27)
(iii)	बैंक / Banks	4,304.04 (3219.45)	1,897.85 (1200.67)	30.25 (122.37)	56.10 (25.36)	146.14 (177.78)
(iv)	गैर सरकारी कारपोरेट Private Corporates	6,483.08 (6399.74)	1,050.11 (412.83)	23.17 (156.92)	377.31 (1265.41)	1,023.60 (1417.44)
(v)	अनुषंगियाँ/ संयुक्त उद्यम ** Subsidiaries / Joint ventures **	5,692.16 (4926.23)	— (—)	— (—)	— (—)	— (—)
(vi)	अन्य / Others	23,026.93 (19403.40)	392.88 (358.27)	81.94 (137.60)	1,079.50 (330.20)	561.61 (232.02)
(vii)	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	439.07 (1624.69)	— (—)	25.99 (109.84)	79.13 (75.75)	57.47 (101.17)
	योग / Total	58,048.92	9,244.88	878.57	1,456.39	2,575.94
	पिछला वर्ष/ Previous Year	(47843.81)	(3035.24)	(853.82)	(1624.93)	(2335.96)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं / Figures in brackets are for Previous Year)

* इक्विटी, इक्विटी-सम्बद्ध लिखतों, आस्ति समर्थित प्रतिभूतिकृत लिखत, सरकारी प्रतिभूतियों और पास -थ्रू-सर्टिफिकेट में विनिधान को इन श्रेणियों के अंतर्गत अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदें नहीं आती हैं.

** अनुषंगियों / संयुक्त उद्यमों में विनिधानों को विभिन्न वर्गों में इसलिए अलग-अलग विभक्त नहीं किया गया है क्योंकि भारतीय रिज़र्व बैंक के प्रासंगिक दिशा-निर्देशों के अंतर्गत उक्त मदें नहीं आती हैं.

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories, as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Ventures have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

ख) अनर्जक गैर-सांविधिक चलनिधि अनुपात (नॉन एसएलआर) विनिधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	598.22	225.23
वर्ष के दौरान वृद्धि	25.02	386.15
वर्ष के दौरान कमी	290.44	13.16
इति शेष	332.80	598.22
रखे गए कुल प्रावधान	323.50	387.90

18.3 डेरीवेटिव्स :

क) वायदा दर करार / ब्याज दर विनिमय

विवरण	31मार्च 2010 की स्थिति के अनुसार	31मार्च 2009 की स्थिति के अनुसार
i) विनिमय करारों की आनुमानिक मूल राशि	93,984.43	109,936.12
ii) प्रतिपक्षों द्वारा करार के अधीन अपने दायित्वों को पूरा करने में असफल होने पर होने वाली हानियाँ	1,355.92	2,131.06
iii) विनिमय में शामिल होने पर बैंक द्वारा अपेक्षित संपार्श्विक	निरंक	निरंक
iv) विनिमय से उद्भूत ऋण-जोखिम का केन्द्रीकरण	नगण्य	नगण्य
v) विनिमय - बही का उचित मूल्य	266.49	47.67

b) Non Performing Non-SLR Investments

Particulars	Current Year	Previous Year
Opening Balance	598.22	225.23
Additions during the year	25.02	386.15
Reductions during the year	290.44	13.16
Closing balance	332.80	598.22
Total provisions held	323.50	387.90

18.3 **Derivatives**

a) Forward Rate Agreements / Interest Rate Swaps

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
i) The notional principal of swap agreements	93,984.43	109,936.12
ii) Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	1,355.92	2,131.06
iii) Collateral required by the Bank upon entering into swaps	Nil	Nil
iv) Concentration of credit risk arising from *the swaps*	*Not significant*	*Not Significant*
v) The fair value of the swap book	266.49	47.67

ख) बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स

क्रम सं.	विवरण	चालू वर्ष	पिछला वर्ष
1	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की वर्ष के दौरान आनुमानिक मूल राशि		
	क ब्याज दर वायदे	56,935.76	निरंक
	ख 10 वर्षीय भारत सरकार की प्रतिभूति	431.57	निरंक
2	31मार्च 2010 को बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की बकाया आनुमानिक मूल राशि		
	क ब्याज दर वायदे	निरंक	निरंक
	ख 10 वर्षीय भारत सरकार की प्रतिभूति	निरंक	निरंक
3	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स की आनुमानिक मूल राशि जो बकाया है और "अत्यधिक प्रभावी" नहीं है	लागू नहीं	लागू नहीं
4	बाजार (एक्सचेंज) में क्रय-विक्रय किए गए ब्याज-दर डेरीवेटिव्स का अंकित बाजार मूल्य जो बकाया है और "अत्यधिक प्रभावी" नहीं है.	लागू नहीं	लागू नहीं

ग) डेरीवेटिव्स में जोखिम वाले निवेश का प्रकटीकरण

(क) गुणात्मक प्रकटीकरण

i. बैंक वर्तमान में काउंटर पर (ओटीसी) ब्याज दर और मुद्रा डेरीवेटिव्स तथा ब्याज दर और मुद्रा वायदों का लेनदेन करता है. बैंक द्वारा जिन ब्याज दर डेरीवेटिव्स का लेनदेन किया गया उनमें, रुपया ब्याज दर विनिमय, विदेशी मुद्रा ब्याज दर विनिमय और वायदा दर करार शामिल हैं. बैंक द्वारा जिन मुद्रा डेरीवेटिव्स का लेनदेन किया गया उनमें, मुद्रा विनिमय, रुपया डालर विकल्प और परस्पर-मुद्रा विकल्प शामिल हैं. बैंक के ग्राहकों को उत्पादों के विक्रय - प्रस्ताव, उनके निवेशों की बचाव -व्यवस्था करने के लिए दिए जाते हैं और बैंक ऐसे निवेशों हेतु बचाव-व्यवस्था करने के लिए डेरीवेटिव्स संविदाएँ निष्पादित करता है. बैंक द्वारा डेरीवेटिव्स का प्रयोग क्रय-विक्रय के साथ-साथ तुलनपत्र की मदों के लिए बचाव-व्यवस्था करने हेतु भी किया जाता है. बैंक इस प्रकार के सामान्य लिखतों का भी लेनदेन करता है. बैंक ने ग्राहकों से विकल्प सौदे और संरचनागत उत्पाद - विक्रय का लेनदेन किया है, किन्तु उनके लिए अंतर-बैंक बाजार में परस्पर मुद्रा आधारित वायदा - करार किए गए हैं.

ii. डेरीवेटिव्स लेनदेन में बाजार जोखिम शामिल हैं अर्थात् ब्याज दरों/विनिमय दरों में प्रतिकूल उतार-चढ़ाव के कारण बैंक को भविष्य में हानि उठानी पड़ सकती है और यदि प्रतिपक्षों द्वारा अपने दायित्वों को पूरा नहीं किया गया तो बैंक को ऋण जोखिम के रूप में भविष्य में हानि उठानी पड़ सकती है. बोर्ड द्वारा यथाविधि अनुमोदित बैंक की "डेरीवेटिव्स नीति" में बाजार जोखिम (हानि कम करने के लिए सतर्कता बिन्दु, आरंभिक राशि सीमा, पीवी 01, आदि) के मानदंड का पालन करना अनिवार्य है. इस नीति के अंतर्गत ग्राहक पात्रता मानदंड (ऋण पात्रता निर्धारण, ऋण अवधि आदि) भी निर्धारित किए गए हैं. प्रतिपक्षों द्वारा इन मानदंडों को पूरा करने, बाध्यताओं को पूरा करने की क्षमता को ध्यान में रखते हुए समुचित ऋण-सीमा निर्धारित करने तथा प्रतिपक्षों से डेरीवेटिव लेनदेन करके ऋण जोखिम पर नियंत्रण किया जाता है. बैंक ऐसे प्रतिपक्षों के साथ आइएसडीए करार करता है.

iii. इन जोखिमों के कुशल प्रबंधन पर बैंक की आस्ति-देयता प्रबंधन समिति (एएलसीओ) निगरानी रखती है. बाजार जोखिम प्रबंधन विभाग (एमआरएमडी), डेरीवेटिव लेनदेन से सम्बद्ध बाजार जोखिम का स्वतंत्र रूप से अभिनिर्धारण, आकलन, अनुवर्तन करता है, इन जोखिमों को नियंत्रित एवं न्यूनीकृत करने में आस्ति देयता प्रबंधन समिति (एएलसीओ) की सहायता करता है तथा बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) को नीतिगत उपाय सुझाने के साथ-साथ नियमित अंतराल पर अनुपालन रिपोर्ट प्रस्तुत करता है.

iv. डेरीवेटिव्स के लिए लेखा नीति भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार तैयार की गई है, जिसका ब्योरा वित्त वर्ष 2009-10 की प्रमुख लेखा नीति (पीएपी) : अनुसूची 17 में दिया गया है.

v. विदेशी कार्यालयों में ब्याज दर विनिमय का उपयोग मुख्यत: आस्ति और देयताओं की बचाव - व्यवस्था हेतु किया जाता है.

vi. बचाव-व्यवस्था विनिमय के अतिरिक्त, विदेशी कार्यालयों के विनिमयों में, हमारे विदेशी कार्यालयों में किए जाने वाले परस्पर मुद्रा-विनिमय, जो ग्लोबल मार्केट्स, कोलकाता में मुख्यत: विदेशी मुद्रा अनिवासी खाता (एफसीएनआर) जमाराशियों की बचाव-व्यवस्था हेतु निष्पादित होते हैं, शामिल हैं.

vii. हमारे अधिकांश विनिमय प्रथम श्रेणी के प्रतिपक्षी बैंकों के साथ निष्पादित होते थे.

b) Exchange Traded Interest Rate Derivatives

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year		
	a Interest Rate Futures	56,935.76	Nil
	b 10 Year Government of India Security	431.57	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2010		
	a Interest Rate Futures	Nil	Nil
	b 10 Year Government of India Security	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	N.A.	N.A.
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective".	N.A.	N.A.

c) Disclosures on Risk Exposure in Derivatives

(A) Qualitative Disclosure

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives as also in Interest Rate and Currency Futures. Interest Rate Derivatives dealt by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to hedge their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments. The Bank has done Option deals and Structured Products with customers, but they have been covered on a back to back basis in inter -bank market.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk as the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" which is duly approved by the Board mandates the market risk parameters (cut-loss triggers, open position limits, PV01 etc.) as well as customer eligibility criteria (credit rating, tenure of relationship etc.) for entering into derivative transactions.Credit risk is controlled by entering into derivative transactions only with counterparties in respect of whom appropriate limits are set for taking into account their ability to honour obligations.The Bank enters into ISDA agreements with such counterparties.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. Market Risk Management Department (MRMD), independently identifies measures, monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines, the details of which are presented under Schedule 17: Principal Accounting Policy (PAP) for the financial year 2009-10.

v. Interest Rate Swaps are mainly used at Foreign Offices for hedging of the assets and liabilities.

vi. Apart from hedging swaps, swaps at Foreign Offices consist of back to back swaps done at our Foreign Offices which are done mainly for hedging of FCNR deposits at Global Markets, Kolkata.

vii. Majority of our swaps were done with First class counterparty banks.

ख) मात्रात्मक प्रकटीकरण : B) Quantitative Disclosures :

क्रम सं. Sr. No.	विवरण Particulars	मुद्रा डेरीवेटिव्स Currency Derivatives		ब्याज दर डेरीवेटिव्स Interest Rate Derivatives	
		चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
(i)	डेरीवेटिव्स (आनुमानिक मूल राशि) # Derivatives (Notional Principal Amount)				
	क/a) बचाव-व्यवस्था के लिए / For hedging	4,134.16	4,075.20	18,116.55	14,197.35
	ख/b) क्रय-विक्रय के लिए / For trading	52,802.42	1,11,307.23	75,867.88	93,493.15
(ii)	बाजार के बही-मूल्य के अनुसार स्थिति Marked to Market Positions				
	क/a) आस्ति / Asset	89.91	15,041.54	59.52	1,333.78
	ख/b) देयता / Liability	0	94.67	8.95	338.92
(iii)	ऋण जोखिम / Credit Exposure	6,030.89	20,205.45	2,510.40	3,715.10
(iv)	ब्याज दर (100* पीवी 01) में एक प्रतिशत परिवर्तन का संभाव्य प्रभाव Likely impact of one percentage change in interest rate (100* PV01)				
	क/a) बचाव-व्यवस्था डेरीवेटिव्स पर / on hedging derivatives	12.45	-44.74	2,104.37	-23.33
	ख/b) क्रय-विक्रय डेरीवेटिव्स पर / on trading derivatives	171.19	-0.53	-37.35	13.51
(v)	वर्ष के दौरान 100* पीवी 01 का अधिकतम एवं न्यूनतम Maximum and Minimum of 100* PV 01 observed during the year				
	क/a) बचाव-व्यवस्था पर / on hedging	13.39 एवं/& 0.07	5.23 एवं/& - 62.92	2107.30 एवं/& 2704.05	12.19 एवं/& - 44.57
	ख/b) क्रय-विक्रय पर / on trading	187 एवं/& - 0.10	-0.09 एवं/& - 0.36	24.80 एवं/& - 83.24	20.63 एवं/& - 0.40

\# 31 मार्च 2010 को ग्लोबल मार्केट्स विभाग और अंतराष्ट्रीय बैंकिंग विभाग (आइबीजी) विभाग के मध्य किए गए डेरीवेटिव्स व्यापार की रु. 5663.80 करोड़ आनुमानिक राशि को इसमें शामिल नहीं किया गया है. इसमें से रु. 5258.49 करोड़ की आइआरएस/एफआरए की राशि को एफसीएनबी की आधारभूत निधि की बचाव-व्यवस्था के लिए लिया गया है इसलिए इन्हें बाजार-बही मूल्य के अनुसार अंकित नहीं किया गया है.

1. 31 मार्च 2010 को भारतीय स्टेट बैंक के विदेशी कार्यालयों के बीच किए गए डेरीवेटिव्स व्यवसाय की राशि रु. 4419.60 करोड़ है.
2. वायदा दर डेरीवेटिव्स की बकाया आनुमानिक राशि, जो बाजार-बही मूल्य के अनुसार अंकित नहीं की गई है, किन्तु जहाँ 31 मार्च 2010 को विचाराधीन आस्ति /देयताओं, जिनका बाजार-बही मूल्य के अनुसार अंकन नहीं किया गया है, की राशि रु.20,129.61 करोड़ है.

18.4 आस्ति गुणवत्ता

क) अनर्जक आस्तियाँ

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
i) कुल अग्रिमों में निवल अनर्जक आस्तियाँ (%)	1.72%	1.79%
ii) अनर्जक आस्तियों में उतार-चढ़ाव (कुल)		
( ) अथशेष	15714.00	12837.34
(ख) वर्ष के दौरान वृद्धि (नई अनर्जक आस्तियाँ)	11842.84	11140.21
उप-योग (i)	27556.84	23977.55
(ग) वर्ष के दौरान अपग्रेडेशन के कारण कमी	3972.37	3402.20
(घ) वसूलियों के कारण कमी (अपग्रेडेड खातों से की गई वसूलियों को छोड़कर)	2059.10	2965.85
(ङ) वर्ष के दौरान अपलेखन के कारण कमी	1990.48	1895.50
उप - योग (II)	8021.95	8263.55
(च) इति शेष (I - II)	19534.89	15714.00
iii) निवल अनर्जक आस्तियों में उतार-चढ़ाव		
(क) अथ शेष	9677.42	7424.33
(ख) वर्ष के दौरान वृद्धि	6135.24	6696.02
(ग) वर्ष के दौरान कमी	4942.49	4442.93
(घ.) इति शेष	10870.17	9677.42
iv) अनर्जक आस्तियों के प्रावधानों में उतार-चढ़ाव		
(क) अथ शेष	6036.58	5390.20
(ख) वर्ष के दौरान किए गए प्रावधान	5707.61	4087.82
(ग) अतिरिक्त प्रावधानों का अपलेखन/प्रतिलेखन	3079.47	3441.44
(घ) इति शेष	8664.72	6036.58

\# The notional amount of derivatives done between Global Markets department and IBG department as on 31st March 2010 amounted to Rs.5663.80 crores are not included here. Out of this, IRS/FRA amounting to Rs.5258.49 crores has been undertaken for hedging of FCNB corpus and hence also not marked to market.

1. The derivatives done between SBI Foreign Offices as on 31st March 2010 amounted to Rs.4,419.60 crores.
2. The outstanding notional amount of interest rate derivatives which are not marked to market but where the underlying Assets/Liabilities are not marked to market as on 31st March 2010 amount to Rs. 20,129.61 crores

18.4 Asset Quality

a) Non-Performing Asset

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
i) Net NPAs to Net Advances (%)	1.72%	1.79%
ii) Movement of NPAs (Gross)		
(a) Opening balance	15714.00	12837.34
(b) Additions (Fresh NPAs) during the year	11842.84	11140.21
Sub-total (I)	27556.84	23977.55
(c) Reductions due to upgradations during the year	3972.37	3402.20
(d) Reductions due to recoveries (Excluding recoveries made from upgraded accounts)	2059.10	2965.85
(e) Reductions due to Write-offs during the year	1990.48	1895.50
Sub-total (II)	8021.95	8263.55
(f) Closing balance (I-II)	19534.89	15714.00
iii) Movement of Net NPAs		
(a) Opening balance	9677.42	7424.33
(b) Additions during the year	6135.24	6696.02
(c) Reductions during the year	4942.49	4442.93
(d) Closing balance	10870.17	9677.42
iv) Movement of provisions for NPAs		
(a) Opening balance	6036.58	5390.20
(b) Provisions made during the year	5707.61	4087.82
(c) Write-off / write-back of excess provisions	3079.47	3441.44
(d) Closing balance	8664.72	6036.58

ख) सुरक्षा अनुपात का प्रावधानीकरण :

31 मार्च 2010 को बैंक की सकल अनर्जक आस्तियों का प्रावधान 59.23% किया गया है (पिछले वर्ष 56.76%).

30.09.2010 तक सुरक्षा अनुपात को 70% तक बढ़ाने के लिए (निर्धारित शर्तों को पूरा करने पर अवधि विस्तार 30.09.2011 तक अनुमोदित) भारतीय रिज़र्व बैंक के दिशा- निर्देशों के अनुसार वर्ष के दौरान अतिरिक्त प्रावधान नहीं किए गए है.

b) Provisioning Coverage Ratio:

The Provisioning to Gross Non-Performing Assets of the Bank as on 31st March 2010 is 59.23%. (Previous Year 56.76%)

Additional provision pursuant to RBI guidelines for augmentation to 70% coverage by 30.09.2010 (extension allowed upto 30.9.2011 subject to fulfilment of specified conditions) has not been made during the year.

ग) 01.04.2009 से 31.03.2010 तक की अवधि के दौरान पुनर्संरचना के अधीन ऋण आस्तियों का ब्योरा

c) Details of Loan Assets subjected to Restructuring during the period from 01.04.2009 to 31.03.2010

विवरण Particulars	विवरण Particulars	सीडीआर व्यवस्था CDR Mechanism	एसएमई ऋण पुनर्संरचना SME Debt Restructuring	अन्य Others	योग Total
पुनर्संरचनागत मानक अग्रिम Standard advances restructured	उधारकर्ताओं की सं. No. of Borrowers	30 (29)	602 (6355)	3,035 (30859)	3,667 (37243)
	बकाया राशि Amount outstanding	2,793.14 (285.01)	1,020.53 (1290.50)	13,043.42 (9201.83)	16,857.09 (10777.34)
	बकाया राशि (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	340.66 (22.09)	11.71 (20.87)	156.55 (155.73)	508.92 (198.69)
पुनर्संरचनागत अवमानक अग्रिम Sub standard advances restructured	उधारकर्ताओं की सं. No. of Borrowers	1 (3)	76 (184)	90 (1473)	167 (1660)
	बकाया राशि Amount outstanding	72.49 (15.06)	10.47 (53.87)	1,755.44 (81.35)	1,838.40 (150.28)
	बकाया राशि (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	7.56 (0.00)	0.15 (0.82)	146.05 (2.34)	153.76 (3.16)
पुनर्संरचनागत संदिग्ध अग्रिम Doubtful advances restructured	उधारकर्ताओं की सं. No. of Borrowers	0 (0)	15 (5)	21 (214)	36 (219)
	बकाया राशि Amount outstanding	0 (0.00)	9.44 (1.96)	294.30 (72.17)	303.74 (74.13)
	उत्सर्जन (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	0 (0.00)	0.03 (0.21)	12.54 (3.09)	12.57 (3.30)
योग TOTAL	उधारकर्ताओं की सं. No. of Borrowers	31 (32)	693 (6544)	3,146 (32546)	3,870 (39122)
	बकाया राशि Amount outstanding	2,865.63 (300.07)	1,040.44 (1346.33)	15,093.16 (9355.35)	18,999.23 (11001.75)
	उत्सर्जन (उचित मूल्य में ह्रास) Sacrifice (diminution in the fair value)	348.22 (22.09)	11.89 (21.90)	315.14 (161.16)	675.25 (205.15)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं) / (Figures in brackets are for Previous Year)

घ) आस्ति पुनर्निर्माण के लिए प्रतिभूतिकरण कंपनी (एससी) / पुनर्निर्माण कंपनी (आरसी) को बिक्री की गई वित्तीय आस्तियों का ब्योरा

विवरण	चालू वर्ष	पिछला वर्ष
i) खातों की संख्या	3	5
ii) प्रतिभूतिकरण कंपनी / पुनर्निर्माण कंपनी (एससी/आरसी) को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर)	10.40	15.20
iii) समग्र प्रतिफल	14.00	92.93
iv) पूर्ववर्ती वर्षों में अंतरित खातों के संबंध में प्राप्त अतिरिक्त प्रतिफल	निरंक	निरंक
v) निवल बही मूल्य से अधिक कुल लाभ / (हानि)	3.60	77.73

ङ) क्रय की गई अनर्जक वित्तीय आस्तियों का ब्योरा

विवरण	चालू वर्ष	पिछला वर्ष
1) (क) वर्ष के दौरान क्रय किए गए खातों की सं.	निरंक	निरंक
(ख) कुल बकाया राशि	निरंक	निरंक
2) (क) इनमें से वर्ष के दौरान पुनर्संरचनागत खातों की संख्या	निरंक	निरंक
(ख) कुल बकाया राशि	निरंक	निरंक

च) बिक्री की गई अनर्जक वित्तीय आस्तियों का ब्योरा

विवरण	चालू वर्ष	पिछला वर्ष
1) बिक्री किए गए खातों की सं.	3	5
2) कुल बकाया राशि	23.84	288.77
3) कुल प्रस्तावित मूल्य प्रतिफल	14.00	127.68
4) भारतीय रिजर्व बैंक के दिशानिर्देशों के अनुसार प्राप्त समग्र प्रतिफल	14.00	92.93

छ) मानक आस्तियों पर प्रावधान

बैंक द्वारा भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार मानक आस्तियों पर किया गया प्रावधान निम्नानुसार है :

विवरण	31मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
मानक आस्तियों के लिए किए गए प्रावधान	2292.72	2245.14

d) Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction

Particulars	Current Year	Previous Year
i) No. of Accounts	3	5
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	10.40	15.20
iii) Aggregate consideration	14.00	92.93
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	3.60	77.73

e) Details of non-performing financial assets purchased

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil
2) (a) Of these, number of accounts restructured during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil

f) Details of non-performing financial assets sold

Particulars	Current Year	Previous Year
1) No. of Accounts sold	3	5
2) Aggregate outstanding	23.84	288.77
3) Aggregate price offer consideration	14.00	127.68
4) Aggregate consideration received as per RBI Guidelines	14.00	92.93

g) Provision on Standard Assets

The Provision on Standard Assets held by the Bank in accordance with RBI guidelines is as under:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Provision towards Standard Assets	2292.72	2245.14

ज) व्यवसाय अनुपात :

विवरण	चालू वर्ष	पिछला वर्ष
i. कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	6.80%	7.29%
ii. कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.43%	1.45%
iii. कार्यशील निधियों की तुलना में परिचालन लाभ का प्रतिशत	1.75%	2.05%
iv. आस्तियों पर प्रतिलाभ	0.88%	1.04%
v. प्रति कर्मचारी व्यवसाय (जमाराशियाँ एवं अग्रिम जोड़कर) (रु. हजार में)	63600	55600
vi. प्रति कर्मचारी लाभ (रु. हजार में)	446.03	473.77

h) **Business Ratios**

Particulars	Current Year	Previous Year
i. Interest Income as a percentage to Working Funds	6.80%	7.29%
ii. Non-interest income as a percentage to Working Funds	1.43%	1.45%
iii. Operating Profit as a percentage to Working Funds	1.75%	2.05%
iv. Return on Assets	0.88%	1.04%
v. Business (Deposits plus advances) per employee (Rs. in thousands)	63600	55600
vi. Profit per employee (Rs. in thousands)	446.03	473.77

ज) आस्ति देयता प्रबंधन : 31 मार्च 2009 की स्थिति के अनुसार आस्तियों और देयताओं की कुछ मदों की परिपक्वता का स्वरूप

i) Asset Liability Management : Maturity pattern of certain items of assets and liabilities as at 31st March 2010.

	1 दिन 1 day	2 से 7 दिन तक 2 to 7 days	8 से 14 दिन तक 8 to 14 days	15 से 28 दिन 15 to 28 days	29 दिन से 3 मास तक 29 days to 3 months	3 मास से अधिक किंतु 6 मास तक Over 3 months & upto 6 months	6 मास से अधिक किंतु 1 वर्ष तक Over 6 months & upto 1 year	1 वर्ष से अधिक किंतु 3 वर्ष तक Over 1 year & upto 3 years	3 वर्ष से अधिक किंतु 5 वर्ष तक Over 3 years & upto 5 years	5 वर्ष से अधिक Over 5 years	योग TOTAL
जमाराशियाँ Deposits	19,136.97 (20,642.43)	23,515.23 (31,451.06)	27,061.73 (31,596.91)	20,483.98 (14,592.93)	43,403.06 (37,853.31)	64,260.77 (56,627.41)	90,342.06 (86,114.19)	2,62,985.18 (1,81,909.61)	1,35,539.12 (1,02,864.77)	1,17,388.13 (1,78,420.51)	804116.23 (742073.13)
अग्रिम Advances	43,973.66 (54,693.27)	12,572.36 (1,641.65)	39,713.35 (30,886.76)	8,888.53 (8,026.04)	33,914.61 (33,299.25)	35,494.45 (26,620.89)	27,616.38 (19,452.19)	2,75,367.66 (2,40,706.90)	59,944.08 (42,276.20)	94,429.07 (84,900.05)	631914.15 (542503.20)
विनिधान Investments	135.56 (—)	245.22 (10,518.82)	219.58 (7,505.92)	1,802.52 (4,494.75)	10,415.07 (21,733.42)	7,991.92 (7,848.99)	6,095.10 (6,777.18)	51,770.22 (32,238.61)	59,533.46 (60,331.76)	1,47,581.42 (1,24,504.50)	285790.07 (275953.95)
उधार-राशियाँ Borrowings	3,569.92 (2,220.65)	12,079.20 (7,155.64)	2,786.39 (2,985.88)	4,802.38 (5,531.82)	19,350.31 (10,490.96)	10,058.28 (8,523.60)	5,485.78 (4,384.83)	6,793.20 (9,173.88)	5,535.16 (3,052.88)	32,550.98 (30537.79)	103011.60 (84057.93)
विदेशी मुद्रा आस्तियाँ Foreign Currency Assets	30,336.67 (22,290.34)	1,154.84 (3,040.54)	3,140.20 (3,609.25)	6,536.37 (7,332.46)	25,802.73 (29,855.55)	24,648.61 (19,109.41)	9,814.20 (5,943.45)	15,229.77 (17,732.69)	14,071.49 (11,663.61)	11,433.65 (11,379.36)	142168.53 (131956.66)
विदेशी मुद्रा देयताएँ Foreign Currency Liabilities	18,796.82 (17,552.92)	5,661.65 (9,415.01)	3,980.66 (4,319.68)	6,970.08 (9,152.31)	27,311.98 (14,704.28)	20,193.38 (15,303.10)	20,468.81 (14,831.34)	15,065.98 (17,878.41)	9,552.04 (6,550.34)	946.74 (1,677.01)	128948.14 (111384.40)

(कोष्ठकों में दिए गए आंकड़े 31 मार्च 2009 के हैं)

(Figures in brackets are as at 31st March 2009)

ञ) **जमाराशियों का केंद्रीकरण**

बीस वृहतम जमाकर्ताओं की कुल जमाराशियां	42,087.72
बैंक की कुल जमाराशियों में बीस वृहतम जमाकर्ताओं की जमाराशियों का प्रतिशत	5.24%

ट) **अग्रिमों का केंद्रीकरण**

बीस वृहत्तम उधारकर्ताओं को दिए गए अग्रिम	1,89,991.50
बैंक के कुल अग्रिमों में बीस वृहतम उधारकर्ताओं को दिए गए अग्रिमों का प्रतिशत	29.68%

ठ) **ऋण - जोखिमों का केंद्रीकरण**

बीस वृहतम उधारकर्ताओं / ग्राहकों के कुल ऋण - जोखिम	1,91,017.34
उधारकर्ताओं / ग्राहकों पर बैंक के कुल ऋण - जोखिम में बीस वृहतम उधारकर्ताओं /ग्राहकों के ऋण - जोखिम का प्रतिशत	20.81%

ड) **अनर्जक आस्तियों का केंद्रीकरण**

शीर्ष चार अनर्जक आस्ति खातों के कुल ऋण - जोखिम	940.61

ढ) **क्षेत्रवार अनर्जक आस्तियाँ**

क्रम सं.	क्षेत्र	कथित क्षेत्र के कुल अग्रिमों में अनर्जक आस्तियों का प्रतिशत
1	कृषि एवं सम्बद्ध कार्यकलाप	2.60%
2	उद्योग (व्यष्टि एवं लघु, मध्यम तथा वृहद्)	3.89%
3	सेवाएं	3.91%
4	वैयक्तिक ऋण	2.90%

j) **Concentration of Deposits**

Total Deposits of twenty largest depositors	42,087.72
Percentage of Deposits of twenty largest depositors to Total Deposits of the Bank	5.24%

k) **Concentration of Advances**

Total Advances to twenty largest barrowers	1,89,991.50
Percentage of Advances to twenty largest borrowers to Total Advances of the Bank	29.68%

l) **Concentration of Exposures**

Total Exposure to twenty largest borrowers/customers	1,91,017.34
Percentage of Exposures to twenty largest barrowers/ customers to Total Exposure of the Bank on borrowers/customers	20.81%

m) **Concentration of NPAs**

Total Exposure to top four NPA accounts	940.61

n) **Sector -wise NPAs**

Sr. No.	Sector	Percentage of NPAs to Total Advances in that sector
1	Agriculture & allied activities	2.60%
2	Industry (Micro & small, Medium and Large)	3.89%
3	Services	3.91%
4	Personal Loans	2.90%

ण) **विदेशी आस्तियाँ, अनर्जक आस्तियाँ और राजस्व**

क्रम सं.	विवरण	राशि
1	कुल आस्तियाँ	1,23,263.30
2	कुल अनर्जक आस्तियाँ (सकल)	1698.59
3	कुल राजस्व	4717.57

त) **तुलनपत्र में शामिल न होने वाली प्रायोजित विशेष प्रयोजन संस्थाएं (एसपीवी)**

प्रायोजित विशेष प्रयोजन संस्था (एसपीवी) का नाम	निरंक
देशी विदेशी	निरंक

18.5 ऋण-जोखिम से संबंधित क्षेत्र :

बैंक उन क्षेत्रों को ऋण प्रदान कर रहा है, जिनके आस्ति मूल्य में उतार-चढ़ाव होता रहता है. स्थावर संपदा और पूंजी बाजार के क्षेत्र ऐसे ही अस्थिर क्षेत्र हैं

क) **स्थावर संपदा क्षेत्र**

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
क) प्रत्यक्ष ऋण-जोखिम		
i) आवासीय बंधक	72983.57	46281.86
जिनमें से रु.20 लाख तक के व्यक्तिगत आवास ऋण	47406.27	30146.88
ii) वाणिज्यिक स्थावर संपदा	13440.36	16939.71
iii) बंधक समर्थित प्रतिभूतियों (एमबीएस) तथा अन्य प्रतिभूतिकृत ऋण-जोखिमों में विनिधान :	108.91	667.26
आवासीय	96.91	5.25
वाणिज्यिक स्थावर संपदा	12.48	662.01
अप्रत्यक्ष ऋण-जोखिम		
राष्ट्रीय आवास बैंक (एनएचबी) तथा आवास वित्त कंपनियों (एचएफसी) में निधि आधारित और गैर-निधि आधारित ऋण-जोखिम	592.32	216.14
योग	**87,125.16**	**64,104.97**

ख) **पूंजी बाजार**

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
1) इक्विटी शेयरों, परिवर्तनशील बांडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों में - ऐसे प्रत्यक्ष विनिधान जिनकी राशि का सिर्फ कारपोरेट - ऋण में विनिधान नहीं किया गया है,	6771.29	5793.37
2) शेयरों/बांडों/डिबेंचरों या अन्य प्रतिभूतियों पर दिए गए ऋण अथवा शेयरों (आइपीओ/इएसओपी सहित) परिवर्तनशील बाडों, परिवर्तनशील डिबेंचरों तथा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों में विनिधान के लिए बेजमानती (क्लीन) आधार पर व्यक्तियों को दिए गए अग्रिम	20.67	26.94
3) किसी अन्य प्रयोजन के लिए अग्रिम जहाँ शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों को अथवा इक्विटी सम्बद्ध म्यूचुअल फंड की यूनिटों को प्राथमिक प्रतिभूति के रूप में लिया गया है.	1.66	43.89
4) किसी अन्य प्रयोजन के लिए ऐसे अग्रिम जिनके लिए शेयरों अथवा परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों अथवा इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों की संपार्श्विक प्रतिभूति दी गई है अर्थात् जहाँ शेयरों/ परिवर्तनशील बांडों/परिवर्तनशील डिबेंचरों/इक्विटी सम्बद्ध म्यूचुअल फंडों की यूनिटों के अतिरिक्त प्राथमिक प्रतिभूति अग्रिम की राशि की पूर्ण - प्रतिभूति के रूप में अपर्याप्त है.	199.07	734 .26
5) शेयर दलालों को प्रतिभूत और अप्रतिभूत अग्रिम और शेयर दलालों एवं बाजार - नियामकों (मार्केट मेकर्स) की ओर से जारी गारंटियाँ	442.21	17.52
6) संसाधनों को बढ़ाने की प्रत्याशा से नई कंपनी की इक्विटी में प्रमोटर के अंशदान का हिस्सा पूरा करने के लिए कारपोरेटों को शेयरों/बांडों/डिबेंचरों या अन्य प्रतिभूतियों अथवा बेजमानती आधार पर संस्वीकृत ऋण	14.70	—
7) अपेक्षित इक्विटी प्रवाह/शेयर निर्गमों के सापेक्ष कम्पनियों को दिए गए पूरक ऋण	70.00	—

o) **Overseas Assets, NPAs and Revenue**

Sr. No.	Particulars	Amount
1	Total Assets	1,23,263.30
2	Total NPAs (Gross)	1698.59
3	Total Revenue	4,717.57

p) **Off-balance Sheet SPVs sponsored**

Name of the SPV Sponsored	
Domestic	NIL
Overseas	NIL

18.5 **Exposures**

The Bank has been lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) **Real Estate Sector**

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Direct exposure		
i) Residential Mortgages	72,983.57	46,281.86
- Of which individual housing loans up to Rs.20 Lakhs	47,406.27	30,146.88
ii) Commercial Real Estate	13,440.36	16,939.71
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:	108.91	667.26
Residential	96.43	5.25
Commercial Real Estate	12.48	662.01
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	592.32	216.14
Total	**87,125.16**	**64,104.97**

b) **Capital Market**

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	6771.29	5793.37
2) Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	20.67	26.94
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	1.66	43.89
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	199.07	734 .26
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	442.21	17.52
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	14.70	—
7) Bridge loans to companies against expected equity flows/issues.	70.00	—

8) शेयरों या परिवर्तनशील बांडों अथवा परिवर्तनशील डिबेंचरों या इक्विटी सम्बद्ध म्यूचुअल फंडों के प्राथमिक शेयर निर्गम के संबंध में बैंक द्वारा किया गया हामीदारी कारोबार.	—	—
9) शेयरदलालों को मार्जिन क्रय-विक्रय के लिए वित्तपोषण	—	0.08
10) उद्यम - पूंजी निधियों से संबंधित ऋण -जोखिम (पंजीकृत तथा गैर -पंजीकृत दोनो)	375.73	358.27
पूंजी बाजार में कुल ऋण-जोखिम	**7895.33**	**6974.33**

8) Underwriting commitments taken up by the Banks in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	—	—
9) Financing to stockbrokers for margin trading.	—	0.08
10) Exposures to Venture Capital Funds (both registered and unregistered)	375.73	358.27
Total Exposure to Capital Market	**7895.33**	**6974.33**

ग) वर्गवार-देशवार जोखिम

भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार, बैंक के देशवार ऋण-जोखिम का वर्गीकरण निम्न तालिका में सूचीबद्ध विभिन्न जोखिम वर्गों में किया गया है. नगण्य जोखिम श्रेणी वाले देश को छोड़कर, बैंक का देशगत जोखिम (कुल निधिक) - इसकी कुल ऋण आस्तियों के 1% से अधिक नहीं है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार रु. 1.59 करोड़ का प्रावधान किया गया है.

c) Country-Risk Categorywise

As per the extant RBI guidelines, the country where exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of Rs. 1.59 crores has been made in accordance with RBI guidelines.

जोखिम वर्ग Risk Category	ऋण-जोखिम (निवल) Exposure (net)		धारिता Provision held	
	31 मार्च 2010 की स्थिति के अनुसार As at 31-Mar-2010	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009	31 मार्च 2010 की स्थिति के अनुसार As at 31-Mar-2010	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009
नगण्य / Insignificant	871.65	33980.81	निरंक / Nil	37.53
कम / Low	47689.14	10859.90	39.12	निरंक / Nil
सामान्य / Moderate	7286.76	6237.82	निरंक / Nil	निरंक / Nil
अधिक / HIgh	4158.92	4783.54	निरंक / Nil	निरंक / Nil
अत्यधिक / Very HIgh	2512.50	1022.73	निरंक / Nil	निरंक / Nil
प्रतिबंधित / ऋण में शामिल न होने वाले Restricted / Off-Credit	11.19	765.16	निरंक / Nil	निरंक / Nil
योग / Total	62530.16	57649.96	39.12	37.53

घ) बैंक द्वारा अतिक्रमित एकल उधारकर्त्ता तथा समूह उधारकर्त्ता ऋण जोखिम सीमा का ब्योरा :

d) Single Borrower and Group Borrower exposure limits exceeded by the Bank :

बैंक ने निम्नलिखित मामलों में यथोचित सीमा के अतिक्रमण में एकल उधारकर्त्ता ऋण-जोखिम लिए :

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below :

उधारकर्त्ता का नाम Name of the Borrower	ऋण-जोखिम की उच्चतम सीमा Exposure ceiling	संस्वीकृत सीमा (चरम स्तर) Limit Sanctioned (Peak Level)	सीमा के अतिक्रमण की अवधि Period during which limit exceeded	31.03.10 को बकाया Outstanding as on 31.03.10
इंडियन ऑयल कारपोरेशन लि. Indian Oil Corporation Ltd.	21,348.20 21,598.20 21,848,.20	24,721.60 24,131.37 23,603.00	अप्रैल 2009 से अगस्त 2009 April 2009 to August 2009 सितंबर 2009 से जनवरी 2010 September 09 to January 2010 फरवरी 2010 से मार्च 2010 February 2010 to March 2010	14,659.35
रिलायंस इंडस्ट्रीज लि. Reliance Industries Limited	12,808.92 12,958.92 13,108.92	15,037.64 14,222.74 14,304.84	अप्रैल 2009 से अगस्त 2009 April 2009 to August 2009 सितंबर 2009 से जनवरी 2010 September 09 to January 2010 फरवरी 2010 से मार्च 2010 February 2010 to March 2010	12,374.74
भारत हेवी इलैक्ट्रिकल्स लि. Bharat Heavy Electricals Limited	12,808.92 12,958.92 13,108.92	14,070.00 14,153.80 15,961.24	जुलाई 2009 से अगस्त 2009 July 2009 to August 2009 सितंबर 2009 से जनवरी 2010 September 09 to January 2010 फरवरी 2010 से मार्च 2010 February 2010 to March 2010	12,437.68
टाटा समूह Tata Group	43,196.39 43,696.39	43,484.14 44,552.64	दिसंबर 2009 से जनवरी 2010 December 09 to January 2010 फरवरी 2010 से मार्च 2010 February 2010 to March 2010	23,530.88

ङ) **अप्रतिभूत अग्रिम**

विवरण	31 मार्च 2010 की स्थिति के अनुसार
क) बैंक के कुल अप्रतिभूत अग्रिम	135,885.59
i) इनमें से अग्रिमों की राशि, जो शेयर,लाइसेंस, प्राधिकार आदि के रुप में मूर्त प्रतिभूतियों के प्रभार पर बकाया है.	निरंक
ii) इन मूर्त प्रतिभूतियों का प्राक्कलित मूल्य (ऊपर (i) के अनुसार)	निरंक

च) **अनुषंगियों को जारी चुकौती आश्वासन पत्र:**

बैंक ने अपने सहयोगियों की ओर से चुकौती आश्वासन पत्र जारी किए हैं. 31 मार्च 2010 को चुकौती आश्वासन पत्रों की कुल बकाया राशि रु.199.16 करोड़ (पिछले वर्ष रु.166.45 करोड़) थी. बैंक के आकलन के अनुसार कोई वित्तीय प्रभाव पड़ने की संभावना नहीं.

18.6 **विविध**

क) **आरक्षितियों से आहरण**

वर्ष के दौरान बैंक ने आरक्षितियों से निम्नलिखित राशि आहरित की है:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
ईएसपीएस शेयरों पर लाभांश और उस पर लाभांश वितरण कर	निरंक	8.58

ख) **भारतीय रिज़र्व बैंक द्वारा लगाए गए दंडों का प्रकटीकरण**

1.45 करोड़ - (पिछला वर्ष - निरंक)

ग) **ग्राहक - शिकायतों की स्थिति**

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
वर्ष के आरंभ में विचाराधीन शिकायतों की संख्या	1150	1030
पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण वृद्धि	—	258
वर्ष के दौरान प्राप्त शिकायतों की संख्या	30735	23571
वर्ष के दौरान निवारण की गई शिकायतों की संख्या	30610	23709
वर्ष के अंत में विचाराधीन शिकायतों की संख्या	1275	1150

घ) **बैंकिंग लोकपाल द्वारा पारित अधिनिर्णय**

विवरण	चालू वर्ष	पिछला वर्ष
वर्ष के आरंभ में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	1	4
वर्ष के दौरान बैंकिंग लोकपाल द्वारा पारित अधिनिर्णयों की संख्या	19	19
वर्ष के दौरान कार्यान्वित अधिनिर्णयों की संख्या	16	22
वर्ष के अंत में कार्यान्वित नहीं किए गए अधिनिर्णयों की संख्या	4	1

ङ) व्यष्टि, लघु एवं मध्यम उद्यम विकास अधिनियम 2006 के अंतर्गत व्यष्टि, लघु एवं मध्यम उद्यमों से सम्बद्ध प्रकटीकरणों के संदर्भ में व्यष्टि, लघु एवं मध्यम उद्यमों के विलम्बित भुगतानों या ब्याज भुगतान में हुए विलम्ब के कारण ऐसे भुगतान मामलों की कोई सूचना नहीं है.

च) **वर्ष 2009 - 10 में बैंक - बीमा व्यवसाय के संबंध में प्राप्त फीस / पारिश्रमिक**

कंपनी का नाम	राशि
एसबीआइ लाइफ इंश्योरेंस कं. लि.	212.28
द न्यू इंडिया एश्योरेंस कं. लि.	11.58
योग	223.86

18.7 लेखा मानकों के अनुसार प्रकटीकरण की आवश्यकता

क) **लेखा नीति में परिवर्तन**

बैंक ने दिसम्बर 2008 से जून 2009 की अवधि के लिए एक विशेष आवास ऋण योजना लागू की है, इसमें से एकल बीमा प्रीमियम का भुगतान किया गया है, जो आवास ऋण उपभोग करने की अवधि तक उधारकर्ता के जीवन को बीमा सुरक्षा प्रदान करता है, इस योजना के लिए संदत्त रु. 151.37 करोड़ की राशि के कुल बीमा प्रीमियम को 15 वर्षों की औसत ऋण अवधि में शामिल किया गया है और तदनुसार, खातों में पूर्णतया शामिल करने के बजाय प्रीमियम राशि के 1/15 भाग को वर्ष के दौरान शामिल किया गया है.

इस परिवर्तन के कारण कर पश्चात् लाभ में, रु.93.26 करोड़ की वृद्धि हुई है.

e) **Unsecured Advances**

Particulars	As at 31 Mar 2010
a) Total Unsecured Advances of the bank	135,885.59
i) Of which amount of advances outstanding against charge over intangible securities such as rights, licences, authority etc.	Nil
ii) The estimated value of such intangible securities (as in (i) above).	Nil

f) **Letter of Comfort issued for Subsidiaries:**

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2010 aggregate to Rs 199.16 Crores (Previous Year : Rs. 166.45 Crores). In the Bank's assessment no financial impact is likely to arise.

18.6 Miscellaneous

a) **Withdrawal from Reserves**

During the year, the bank has withdrawn following amount from the Reserves:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Dividend on account of ESPS shares and dividend distribution tax thereon	—	8.58

b) **Disclosure of Penalties imposed by RBI**

1.45 crores (Previous year - Nil)

c) **Status of customer complaints**

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
No. of complaints pending at the beginning of the year	1150	1030
Addition on account of aquisition of eSBS	—	258
No. of complaints received during the year	30735	23571
No. of complaints redressed during the year	30610	23709
No. of complaints pending at the end of the year	1275	1150

d) **Awards passed by the Banking Ombudsman**

Particulars	Current Year	Previous Year
No. of unimplemented Awards at the beginning of the year	1	4
No. of Awards passed by the Banking Ombudsman during the year	19	19
No. of Awards implemented during the year	16	22
No. of unimplemented Awards at the end of the year	4	1

e) With regard to disclosures relating to Micro, Small & Medium Enterprises under the Micro, Small & Medium Enterprises Development Act, 2006, there have been no reported cases of delayed payments or of interest payments due to delay in such payments to Micro, Small & Medium Enterprises.

f) **Fees/remuneration received in respect of the bancassurance business in 2009-10**

Name of Company	Amount
SBI Life Insurance Co. Ltd.	212.28
The New India Assurance Co. Ltd.	11.58
TOTAL	223.86

18.7 Disclosure Requirements as per Accounting Standards

a) **Changes in Accounting Policy**

The Bank has implemented a special home loan scheme for the period December 2008 to June 2009, arising out of which one time insurance premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total insurance premium paid amounting to Rs. 151.37 crores on account of such scheme is charged off over average loan period of 15 years and accordingly, 1/15th of the premium amount has been charged off during the year instead of fully charging in the accounts.

Consequent to this change, the profit after tax has gone up by Rs 93.26 crores.

ख) कर्मचारी - हितलाभ

i. नियत हितलाभ योजनाएँ

निम्न तालिका में लेखा मानक - 15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना, ग्रेच्युटी योजना की स्थिति प्रस्तुत की गई है :

विवरण	पेंशन योजना		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन				
1 अप्रैल 2009 को नियत हितलाभ दायित्व योजना का आरंभ	19328.72	16810.00	3778.18	3544.18
स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण पर अर्जित देयता	0	571.36	0	121.66
वर्तमान सेवा लागत	869.21	755.83	145.25	130.20
ब्याज लागत	1564.00	1362.00	298.82	285.00
बीमांकिक हानियाँ (लाभ)	1242.37	905.07	-99.38	-88.56
प्रदत्त हितलाभ	-1288.69	-1075.54	-233.73	-214.30
31 मार्च 2010 को नियत हितलाभ दायित्व योजना का इतिशेष	21715.61	19328.72	3889.14	3778.18
योजना आस्तियों में परिवर्तन				
1 अप्रैल 2009 को योजना आस्तियों का आरंभिक उचित मूल्य	13710.13	13084.80	3746.73	3544.18
स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण पर अर्जित आस्ति	1096.81	172.91	0	90.21
बैंक द्वारा संदत्त मंहगाई सहायता	615.48	0	0	0
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	0	1046.78	290.39	278.88
नियोक्ता द्वारा अंशदान	347.98	356.44	0	49.00
प्रदत्त हितलाभ	-1288.69	-1075.54	-233.73	-214.30
बीमांकिक लाभ	233.12	124.74	7.89	-1.24
31 मार्च 2010 को योजना आस्तियों के उचित मूल्य का इतिशेष	14714.83	13710.13	3811.28	3746.73
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान				
31 मार्च 2010 को निधिक दायित्व का वर्तमान मूल्य	21715.61	19328.72	3889.14	3778.18
31 मार्च 2010 को योजना आस्तियों का उचित मूल्य	14714.83	13710.13	3811.28	3746.73
कमी/ (अधिशेष)	7000.78	5618.59	77.86	31.45
लेखे मे नहीं ली गई विगत सेवा लागत	0	0	0	0
निवल देयता / (आस्ति)	7000.78	5618.59	77.86	31.45
तुलनपत्र में शामिल की गई राशि				
देयताएँ	21715.61	19328.72	3889.14	3778.18
आस्तियाँ	14714.83	13710.13	3811.28	3746.73
तुलनपत्र में शामिल निवल देयता/ (आस्ति)	7000.78	5618.59	77.86	31.45
लाभ और हानि खाते में शामिल निवल लागत				
वर्तमान सेवा लागत	869.21	755.83	145.25	130.20
ब्याज लागत	1564.00	1362.00	298.82	285.00
योजना-आस्तियों पर प्रत्याशित प्रतिलाभ	-1096.81	-1046.78	-290.39	-278.88
वर्ष के दौरान शामिल निवल बीमांकिक हानियाँ (लाभ)	1009.25	780.33	-107.27	-87.32
नियत लाभ योजनाओं की कुल लागत अनुसूची 16 "कर्मचारियों को भुगतान और उनके लिए प्रावधान" में शामिल किया गया है.	2345.65	1851.38	46.41	49.00
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और बीमांकिक प्रतिलाभ का समाधान				
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1096.81	1046.78	290.39	278.88
योजना आस्तियों पर बीमांकिक लाभ /(हानि)	233.12	124.74	7.89	-1.24
योजना आस्तियों पर बीमांकिक प्रतिलाभ	1329.93	1171.52	298.28	277.64

b) **Employee Benefits**

i. **Defined Benefit Plans**

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

Particulars	Pension Plans		Gratuity	
	Current Year	Previous Year	Current Year	Previous Year
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2009	19328.72	16810.00	3778.18	3544.18
Liability acquired on acquisition of State Bank of Saurashtra	0	571.36	0	121.66
Current Service Cost	869.21	755.83	145.25	130.20
Interest Cost	1564.00	1362.00	298.82	285.00
Actuarial losses (gains)	1242.37	905.07	-99.38	-88.56
Benefits paid	-1288.69	-1075.54	-233.73	-214.30
Closing defined benefit obligation at 31st March 2010	21715.61	19328.72	3889.14	3778.18
Change in Plan Assets				
Opening fair value of Plan Assets as at 1st April 2009	13710.13	13084.80	3746.73	3544.18
Asset acquired on acquisition of State Bank of Saurashtra	1096.81	172.91	0	90.21
Dr Paid by Bank	615.48	0	0	0
Expected Return on Plan Assets	0	1046.78	290.39	278.88
Contributions by employer	347.98	356.44	0	49.00
Benefit Paid	-1288.69	-1075.54	-233.73	-214.30
Actuarial Gains	233.12	124.74	7.89	-1.24
Closing fair value of plan assets as at 31st March 2010	14714.83	13710.13	3811.28	3746.73
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2010	21715.61	19328.72	3889.14	3778.18
Fair Value of Plan assets at 31st March 2010	14714.83	13710.13	3811.28	3746.73
Deficit/(Surplus)	7000.78	5618.59	77.86	31.45
Unrecognised Past Service Cost	0	0	0	0
Net Liability/(Asset)	7000.78	5618.59	77.86	31.45
Amount Recognised in the Balance Sheet				
Liabilities	21715.61	19328.72	3889.14	3778.18
Assets	14714.83	13710.13	3811.28	3746.73
Net Liability / (Asset) recognised in Balance Sheet	7000.78	5618.59	77.86	31.45
Net Cost recognised in the profit and loss account				
Current Service Cost	869.21	755.83	145.25	130.20
Interest Cost	1564.00	1362.00	298.82	285.00
Expected return on plan assets	-1096.81	-1046.78	-290.39	-278.88
Net actuarial losses (Gain) *recognised during the year*	1009.25	780.33	-107.27	-87.32
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	2345.65	1851.38	46.41	49.00
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	1096.81	1046.78	290.39	278.88
Actuarial Gain/ (loss) on Plan Assets	233.12	124.74	7.89	-1.24
Actual Return on Plan Assets	1329.93	1171.52	298.28	277.64

विवरण	पेंशन योजना चालू वर्ष	पेंशन योजना पिछला वर्ष	ग्रेच्युटी चालू वर्ष	ग्रेच्युटी पिछला वर्ष
तुलनपत्र में शामिल निवल देयता / (आस्ति) के अथ और इति शेष का समाधान				
1 अप्रैल 2009 की स्थिति के अनुसार निवल प्रारंभिक देयता	5618.59	3725.20	31.45	0
लाभ और हानि खाते में शामिल व्यय	2345.65	1851.38	46.41	49.00
पूर्ववर्ती एसबीएस के अभिग्रहण से प्राप्त देयताएं	0	571.36	0	121.66
पूर्ववर्ती एसबीएस के अभिग्रहण से प्राप्त आस्तियाँ	0	172.91	0	90.21
बैंक द्वारा संदत्त मंहगाई सहायता	615.48	0	0	0
नियोक्ता का अंशदान	347.98	356.44	0	49.00
तुलनपत्र में शामिल की गई निवल देयता / (आस्ति)	7000.78	5618.59	77.86	31.45

31 मार्च 2010 की स्थिति के अनुसार ग्रेच्युटी निधि और पेंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं :

आस्तियों की श्रेणी	पेंशन निधि योजना आस्तियों का %	ग्रेच्युटी निधि योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	19.87	51.68
राज्य सरकार की प्रतिभूतियाँ	0	0
सार्वजनिक क्षेत्र के बांड	0	0
कारपोरेट बांड	16.10	44.85
बैंक में मियादी जमा रसीद/सावधि जमा रसीद	0	0
बैंक की जमाराशियाँ	0	0
अन्य	64.03	3.47
योग	**100.00**	**100.00**

प्रमुख बीमांकिक प्राक्कलन ;

विवरण	पेंशन योजना चालू वर्ष	पेंशन योजना पिछला वर्ष	ग्रेच्युटी चालू वर्ष	ग्रेच्युटी पिछला वर्ष
बट्टा दर	8.50%	8.00%	8.00%	7.85%
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	8.00%	8.00%	8.00%	8.00%
वेतन बढ़ोतरी	5.00%	5.00%	5.00%	5.00%

भावी वेतन बढ़ोतरी का पूर्वानुमान, बीमांकिक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा रोजगार-बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है. इस प्रकार के अनुमान बहुत लम्बी अवधि के लिए हैं और अतीत के सीमित अनुभव /सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं. अनुभवजन्य साक्ष्य भी यही संकेत करते हैं कि बहुत लम्बी अवधि के दौरान - सतत् उच्च वेतन बढ़ोतरी करते रहना संभव नहीं है लेखापरीक्षकों ने इसे स्वीकार किया है.

ii. कर्मचारी भविष्य निधि

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा (वर्ष 2005 में संशोधित) लेखा मानक - 15 के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगी क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है. वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो. तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है. रु. 351.59 करोड़ (पिछले वर्ष रु. 337.53 करोड़) की राशि को लाभ और हानि खाते में "कर्मचारियों के भुगतान और उनके लिए प्रावधान" शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रूप में शामिल किया गया है.

iii. अन्य दीर्घावधि कर्मचारी - हितलाभ

रु. 151.24 करोड़ (पिछले वर्ष रु. 49.05 करोड़ की राशि का प्रतिलेखन किया गया) का दीर्घावधि कर्मचारी हितलाभों के लिए प्रावधान किया गया है और इसे लाभ और हानि खाते में "कर्मचारियों को भुगतान और उनके लिए प्रावधान" शीर्ष के अंतर्गत शामिल किया गया है.

Particulars	Pension Plans Current Year	Pension Plans Previous Year	Gratuity Current Year	Gratuity Previous Year
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2009	5618.59	3725.20	31.45	0
Expenses as recognised in profit and loss account	2345.65	1851.38	46.41	49.00
Liability on account of acquisition of eSBS	0	571.36	0	121.66
Assets on account of acquisition of eSBS	0	172.91	0	90.21
Dr Paid by Bank	615.48	0	0	0
Employers Contribution	347.98	356.44	0	49.00
Net liability/(Asset) recognised in Balance Sheet	7000.78	5618.59	77.86	31.45

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2010 are as follows:

Category of Assets	Pension Fund % of Plan Assets	Gratuity Fund % of Plan Assets
Central Govt. Securities	19.87	51.68
State Govt. Securities	0	0
Public Sector Bonds	0	0
Corporate Bonds	16.10	44.85
FDR / TDR with Bank	0	0
Bank Deposits	0	0
Others	64.03	3.47
Total	**100.00**	**100.00**

Principal actuarial assumptions:

Particulars	Pension Plans Current Year	Pension Plans Previous Year	Gratuity Plans Current Year	Gratuity Plans Previous Year
Discount Rate	8.50%	8.00%	8.00%	7.85%
Expected Rate of return on Plan Asset	8.00%	8.00%	8.00%	8.00%
Salary Escalation	5.00%	5.00%	5.00%	5.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year-end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs. 351.59 Crores (Previous Year Rs 337.53 Crores) is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. Other Long term Employee Benefits

Amount of Rs. 151.24 Crores (Previous Year write back of an amount of Rs. 49.05 Crores) is provided towards Long Term Employee Benefits and is included under the head "Payments to and Provisions for Employees" in Profit and Loss Account.

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	चालू वर्ष	पिछला वर्ष
1	सेवानिवृत्ति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश (नकदीकरण)	107.54	-33.58
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / उपयोग)	29.14	-0.81
3	अस्वस्थता अवकाश	12.84	-17.06
4	रजत जंयती अवार्ड	2.47	-6.35
5	अधिवर्षिता पर पुनर्निर्धारण व्यय	-7.99	2.55
6	आकस्मिक अवकाश	5.06	5.78
7	सेवानिवृत्ति अवार्ड	2.18	0.42
	योग	151.24	-49.05

बैंक ने प्रोत्साहन योजना, जिसमें भारत के श्रेष्ठ संस्थानों में निर्धारित व्यावसायिक पाठ्यक्रमों के अनुरूप मेधावी बच्चों के लिए निर्धारित उच्चत्तम सीमा प्राप्त की जानी है, के संबंध में 2010-2011 से लागू कल्याण योजना के अंतर्गत 2010-2011 से निर्मित होने वाले न्यास में विस्तृत मूल्यांकन एवं गणना 2010-11 में बीमांकिक रूप से किए जाने तक आरंभिक आधारभूत निधि के रूप में रु.100 करोड़ के अंशदान का लेखांकन किया है.

ग) **खंड सूचना**

1. खंड अभिनिर्धारण

क) प्राथमिक (व्यवसाय खंड)

निम्नलिखित बैंक के प्राथमिक खंड है :-

- कोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना प्रणाली में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् व्यवस्था नहीं है. तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उसमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल-खंडों को निम्नवत पुनर्समूहित किया गया है :

क) कोष - कोष खंड में समस्त विनिधान पोर्टफोलियो और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं. कोष खंड की आय मूलत: व्यापार-परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियो की ब्याज-आय पर आधारित है.

ख) कारपोरेट / थोक बैंकिंग - कारपोरेट / थोक बैंकिंग खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति प्रबंधन समूह की ऋण - गतिविधियाँ सम्मिलित हैं. इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेन-देन सेवाएँ प्रदान की जाती हैं. इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - कोष परिचालन भी शामिल हैं.

ग) खुदरा बैंकिंग - खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएँ आती हैं. इन शाखाओं के कार्यकलाप में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं. एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं.

घ) अन्य बैंकिंग व्यवसाय - जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत किया गया है

ख) द्वितीयक (भौगोलिक खंड)

i) देशी परिचालन - भारत में परिचालित शाखाएँ/कार्यालय

ii) विदेशी परिचालन - भारत से बाहर परिचालित शाखाएँ/ कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ

ग) अंतर-खंडीय अंतरणों का मूल्य-निर्धारण

खुदरा बैंकिंग संसाधन-संग्रहण की प्राथमिक इकाई है. कोषीय एवं कारपोरेट/थोक बैंकिंग एवं कोष खंड खुदरा बैंकिंग खंड से निधियाँ प्राप्त करते हैं. बाजार से सम्बद्ध निधि अंतरण मूल्य-निर्धारण (एमआरएफटीपी) शुरू किया गया है, जिसके अधीन निधीकरण केन्द्र (फंडिंग सेंटर) नामक एक पृथक् इकाई सृजित की गई है. निधीकरण केन्द्र (फंडिंग सेंटर) उन निधियों को आनुमानिक रूप से खरीदता है, जो व्यवसाय इकाइयों में जमाराशियों या उधारराशियों के रूप में उद्‌भूत होती हैं और आस्ति सृजन करने में लगी व्यवसाय इकाइयों को इन निधियों का आनुमानिक विक्रय करता है.

घ) **व्यय, आस्तियों और देयताओं का आबंटन**

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे कारपोरेट/थोक बैंकिंग एवं खुदरा बैंकिंग परिचालनों अथवा कोषीय परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं. सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आंबटित किए गए हैं.

बैंक के पास ऐसी सामान्य आस्तियाँ और देयताएँ हैं जिन्हें किसी खंड के अंतर्गत शामिल नहीं किया जा सकता, अत: इन्हें अनाबंटित श्रेणी में रखा गया है.

Details of Provisions made for various long Term Employee Benefits during the year:

Sr. No.	Long Term Employees' Benefits	Current Year	Prevous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	107.54	-33.58
2	Leave Travel and Home Travel Concession (Encashment/Availment)	29.14	-0.81
3	Sick Leave	12.84	-17.06
4	Silver Jubilee Award	2.47	-6.35
5	Resettlement Expenses on Superannuation	-7.99	2.55
6	Casual Leave	5.06	5.78
7	Retirement Award	2.18	0.42
	Total	151.24	-49.05

The Bank has accounted for Rs 100 crores for contribution to be made as initial corpus to a Trust to be formed in 2010-2011 under a welfare scheme to be applicable from 2010-2011 in respect of incentive scheme subject to ceiling prescribed for meritorious children pursuing specified professional courses at elite institutes in India pending detailed assessment and computation to be carried out actuarially in 2010-11.

c) **Segment Reporting**

1. Segment identification

A) Primary (Business Segment)

The following are the primary segments of the Bank :

— Treasury
— Corporate / Wholesale Banking
— Retail Banking
— Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal, organisational and management reporting structure and the nature of their risk and returns, the data on the primary segments have been computed as under:

a) Treasury - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) Corporate / Wholesale Banking - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non-treasury operations of foreign offices.

c) Retail Banking - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes Personal Banking activities including lending activities to corporate customers having banking relations with branches in the National Banking Group. This segment also includes agency business and ATMs.

d) Other Banking business – Segments not classified under (a) to (c) above are classified under this primary segment.

B) Secondary (Geographical Segment)

i) Domestic Operations - Branches/Offices having operations in India

ii) Foreign Operations - Branches/Offices having operations outside India and offshore Banking units having operations in India

C) Pricing of Inter-segmental transfers

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) Allocation of Expenses, Assets and liabilities

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities, which cannot be attributed to any segment, and the same are treated as unallocated.

2) खंड सूचना / Segment Information

भाग क : प्राथमिक (व्यवसाय खंड)

Part A : Primary (Business segments)

व्यवसाय खंड Business Segments	कोष Treasury	कारपोरेट/थोक बैंकिंग Corporate/Wholesale Banking	खुदरा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	निरसन Elimination	योग Total
आय Revenue #	22,054.89 (19,838.88)	26,196.28 (24,241.41)	37,158.24 (32,398.93)			85,409.41 (76,479.22)
अनाबंटित आय Unallocated Revenue #						552.66
परिणाम Result #	4,666.00 (3,744.64)	4,755.35 (5,071.11)	6,491.25 (7,222.86)			15,912.60 (16,038.61)
अनाबंटित व्यय Unallocated Income (+) / Expenses(-) - net #						- 1,986.52 (- 1,857.97)
परिचालन लाभ Operating Profit #						13,926.08 (14,180.64)
कर Tax #						4,760.03 (5,059.41)
असाधारण लाभ Extraordinary Profit #						—
निवल लाभ Net Profit #						9,166.05 (9,121.23)
अन्य सूचना : Other Information :						
खंड आस्तियाँ Segment Assets *	3,12,395.60 (3,19,326.13)	3,05,469.17 (2,59,269.56)	4,28,690.99 (3,79,998.13)			10,46,555.76 (9,58,593.82)
अनाबंटित आस्तियाँ Unallocated Assets *						6,857.97 (5,838.26)
कुल आस्तियाँ Total Assets *						10,53,413.73 (9,64,432.08)
खंड देयताएँ Segment Liabilities *	1,65,998.92 (1,90,703.86)	2,94,696.86 (2,50,717.59)	4,91,939.42 (4,30,328.68)			9,52,635.20 (8,71,750.13)
अनाबंटित देयताएँ Unallocated Liabilities *						34,829.33 (34,734.25)
कुल देयताएँ Total Liabilities *						9,87,464.53 (9,06,484.38)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं / Figures in brackets are for Previous Year)

भाग ख : द्वितीयक (भौगोलिक खंड)

Part B : Secondary (Geographic Segments)

	देशी Domestic		विदेशी Foreign		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
आय Revenue #	81244.50	71563.34	4717.57	4915.88	85962.07	76479.22
आस्तियाँ Assets *	930150.43	856147.58	123263.30	108284.50	1053413.73	964432.08

* 31 मार्च 2010 की स्थिति के अनुसार As at 31st March 2010

\# 31 मार्च 2010 को समाप्त वर्ष के लिए For the year ended 31st March 2010

घ) **संबंधित पक्ष प्रकटीकरण**

1 **संबंधित पक्ष**

क. अनुषंगियाँ

i. देशीय बैंकिंग अनुषंगियाँ

1. स्टेट बैंक ऑफ बीकानेर एंड जयपुर
2. स्टेट बैंक ऑफ हैदराबाद
3. स्टेट बैंक ऑफ इंदौर
4. स्टेट बैंक ऑफ मैसूर
5. स्टेट बैंक ऑफ पटियाला
6. स्टेट बैंक ऑफ त्रावंणकोर
7. एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लि.

ii. विदेशी बैंकिंग अनुषंगियाँ

1. एसबीआइ (मॉरीशस) लि.
2. स्टेट बैंक ऑफ इंडिया (कनाडा)
3. स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
4. कॉमर्शियल बैंक ऑफ इंडिया एलएलसी, मास्को (# #)
5. पीटी बैंक एसबीआइ इंडोनेशिया
6. नेपाल एसबीआइ बैंक लि.

iii. देशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ कैपिटल मार्केट्स लिमिटेड
2. एसबीआइ डीएफएचआइ लिमिटेड
3. एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्रा. लि.
4. एसबीआइ कैप सिक्यूरिटीज लि.
5. एसबीआइ कैप्स वेंचर्स लि.
6. एसबीआइ कैप ट्रस्टीज कं. लि.
7. एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लि. (##)
8. एसबीआइ फंड्स मैनेजमेंट प्रा. लि. (##)
9. एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (##)
10. एसबीआइ पेंशन फंड प्राइवेट लि.
11. एसबीआइ कस्टोडिअल सर्विसेज प्राइवेट लिमिटेड (##)
12. एसबीआइ ग्लोबल फैक्टर्स लि.
13. एसबीआइ जनरल इंश्योरेंस कंपनी लि. (##)
14. एसबीआइ पेमेंट सर्विसेज प्रा लि.

iv. विदेशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ कैप (यूके) लि.
2. एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) प्राइवेट लि. (##)

ये कंपनियाँ संयुक्त रूप से नियंत्रित हैं.

ख. संयुक्त रूप से नियंत्रित कंपनियाँ

1. जी ई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा. लि
2. सी-एज टेकनोलॉजीज लि.
3. मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
4. मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर ट्रस्टीज लि.
5. एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
6. एसबीआइ मैक्वैरी हन्फ्रास्ट्रक्चर ट्रस्टीज प्रा. लि.

ग. सहयोगी

i. क्षेत्रीय ग्रामीण बैंक

1 आंध्र प्रदेश ग्रामीण विकास बैंक
2 अरुणाचल प्रदेश रूरल बैंक
3 कावेरी कल्पतरु ग्रामीण बैंक
4 छत्तीसगढ़ ग्रामीण बैंक
5 डेक्कन ग्रामीण बैंक
6 इलाकाई देहाती बैंक
7 मेघालय रूरल बैंक
8 कृष्णा ग्रामीण बैंक
9 लंगपी देहांगी रूरल बैंक
10 मध्य भारत ग्रामीण बैंक
11 मालवा ग्रामीण बैंक
12 मारवाड़ गंगानगर बीकानेर ग्रामीण बैंक
13 मिजोरम रूरल बैंक
14 नागालैंड रूरल बैंक
15 पर्वतीय ग्रामीण बैंक
16 पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17 समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18 सौराष्ट्र ग्रामीण बैंक
19 उत्कल ग्राम्य बैंक
20 उत्तरांचल ग्रामीण बैंक
21 वनांचल ग्रामीण बैंक
22 विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

d) **Related Party Disclosures**

1. **Related Parties**

A. SUBSIDIARIES

i. DOMESTIC BANKING SUBSIDIARIES

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Travancore
7. SBI Commercial and International Bank Ltd.

ii. FOREIGN BANKING SUBSIDIARIES

1. SBI (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Commercial Bank of India LLC, Moscow (##)
5. PT Bank SBI Indonesia
6. Nepal SBI Bank Ltd.

iii. DOMESTIC NON-BANKING SUBSIDIARIES

1. SBI Capital Markets Limited
2. SBI DFHI Limited
3. SBI Mutual Funds Trustee Company Pvt. Ltd
4. SBI CAP Securities Ltd.
5. SBI CAPS Ventures Ltd.
6. SBI CAP Trustees Co. Ltd.
7. SBI Cards & Payment Services Pvt. Ltd. (##)
8. SBI Funds Management Pvt. Ltd. (##)
9. SBI Life Insurance Company Ltd. (##)
10. SBI Pension Fund Private Limited
11. SBI Custodial Services Private Limited (##)
12. SBI Global Factors Ltd.
13. SBI General Insurance Company Ltd (##)
14. SBI Payment Services Pvt Ltd

iv. FOREIGN NON-BANKING SUBSIDIARIES

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Private Ltd.(##)

These entities are jointly controlled.

B. JOINTLY CONTROLLED ENTITIES

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.
3. Macquarie SBI Infrastructure Management Pte. Ltd.
4. Macquarie SBI Infrastructure Trustees Ltd.
5. SBI Macquarie Infrastructure Management Pvt Ltd.
6. SBI Macquarie Infrastructure Trustees Pvt Ltd.

C. ASSOCIATES

i. Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhattisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Gramin Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Gramin Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii. अन्य
1. एसबीआइ होम फाइनेंस लिमिटेड
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. बैंक ऑफ भूटान
4. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.(19.01.2010 तक).
5. एस. एस. वेंचर्स सर्विसेज लि.
6. नेपाल एसबीआइ बैंक लि. (13.06.2009 तक)*

*14.06.2009 से एसबीआइ की अनुषंगी बनी

घ. बैंक के प्रमुख प्रबंधन कार्मिक
1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
3. श्री आर. श्रीधरन, प्रबंध निदेशक

2. वर्ष के दौरान जिन पक्षों से लेनदेन किए गए

2. लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" रूप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है. इसके अतिरिक्त, लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेन का प्रकटीकरण आवश्यक नहीं है. अन्य विवरण निम्नानुसार हैं:
1. सी-एज टेक्नोलॉजीज लि.
2. जी ई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
4. मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर ट्रस्टीज लि.
5. एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
6. एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर ट्रस्टीज प्रा. लि.
7. बैंक ऑफ भूटान
8. नेपाल एसबीआइ बैंक लि.(13.06.2009 तक)
9. एसबीआइ होम फाइनेंस लि.
10. एस एस वेंचर्स सर्विसेस लि.
11. श्री ओ.पी.भट्ट, अध्यक्ष
12. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
13. श्री आर. श्रीधरन, प्रबंध निदेशक

ii. **Others**
1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Bank of Bhutan
4. UTI Asset Management Company Pvt. Ltd. (upto 19.01.2010)
5. S. S. Ventures Services Ltd.
6. Nepal SBI Bank Ltd (upto 13.06.2009)*

* Became subsidiary of SBI w.e.f. 14.06.2009

D. Key Management Personnel of the Bank
1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director

2. Parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties, which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-Customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:
1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Macquarie SBI Infrastructure Management Pte. Ltd.
4. Macquarie SBI Infrastructure Trustees Ltd.
5. SBI Macquarie Infrastructure Management Pvt Ltd.
6. SBI Macquarie Infrastructure Trustees Pvt Ltd.
7. Bank of Bhutan
8. Nepal SBI Bank Ltd (upto 13.06.2009)
9. SBI Home Finance Ltd.
10. S. S. Ventures Services Ltd
11. Shri O. P. Bhatt, Chairman
12. Shri S. K. Bhattacharyya, Managing Director
13. Shri R. Sridharan, Managing Director

3. लेनदेन और शेष राशियाँ

3. Transactions and Balances :

विवरण Particulars	सहयोगी/ संयुक्त उद्यम Associates/ Joint Ventures	प्रमुख प्रबंधन कार्मिक Key Management Personnel	योग Total
जमा-राशियाँ / Deposits #	112.84 (91.07)	0.00 (0.00)	112.84 (91.07)
अन्य देयताएँ Other Liabilities #	0.00 (0.03)	0.00 (0.00)	0.00 (0.03)
विनिधान / Investments #	24.88 (19.75)	0.00 (0.00)	24.88 (19.75)
अग्रिम # / Advances #	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
प्राप्त ब्याज * / Interest received*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
संदत्त ब्याज / Interest paid*	4.00 (2.70)	0.00 (0.00)	4.00 (2.70)
लाभांश के रूप में अर्जित आय Income earned by way of dividend*	2.88 (1.89)	0.00 (0.00)	2.88 (1.89)
अन्य आय Other Income*	0.00 (0.01)	0.00 (0.00)	0.00 (0.01)
अन्य व्यय / Other expenditure*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
प्रबंधन संविदाएँ Management contracts *	0.00 (0.00)	0.63 (0.38)	0.63 (0.38)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)
31 मार्च 2010 की स्थिति के अनुसार
* 31 मार्च 2010 को समाप्त वर्ष के लिए

(Figures in brackets are for Previous Year)
As at 31st March 2010
* For the year ended 31st March 2010

ङ) **पट्टे :**

i) वित्तीय पट्टे : ब्योरा नीचे दिया गया है:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
पट्टों में किए गए सकल विनिधान	—	37.09
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य		
1 वर्ष से कम	—	6.48
1 से 5 वर्ष तक	—	—
5 वर्ष और उससे अधिक	—	—
योग	—	6.48
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य	—	0.28

ii) **परिचालन पट्टे ***

क. परिचालन पट्टे पर लिए गए परिसरों का ब्योरा नीचे दिया गया है :

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
1 वर्ष के पश्चात् नहीं	33.11	30.38
1 वर्ष के पश्चात् और 5 वर्षों के पश्चात् नहीं	69.74	100.60
5 वर्षों के पश्चात्	19.47	23.38
योग	122.32	154.36
वर्ष के लाभ और हानि खाते में शामिल पट्टा भुगतान की राशि	35.26	385.13

ख. परिचालन पट्टे पर दिए गए परिसरों का ब्योरा नीचे दिया गया है.

विवरण	31मार्च 2010 की स्थिति के अनुसार
ऐसे परिसरों की मूल लागत	0.54
31.03.2010 तक ऐसे परिसरों के आनुपातिक संचित मूल्यह्रास	0.20
31.03.2010 को समाप्त वर्ष के लिए ऐसे परिसरों का मूल्यह्रास	0.04
1 वर्ष के पश्चात् नहीं	0
1 वर्ष के पश्चात् और 5 वर्षों के पश्चात् नहीं	0.02
5 वर्षों के पश्चात्	0

परिचालन पट्टों में पहले कार्यालय परिसर तथा स्टाफ आवास, जिनका बैंक के विकल्पानुसार नवीकरण किया जाना है, शामिल हैं.

* केवल निरस्त न होने वाले पट्टों के संबंध में

किन्हीं भी आकस्मिक किरायों को लाभ और हानि खाते में शामिल नहीं किया गया है.

च) **प्रति शेयर उपार्जन**

बैंक ने लेखा मानक 20, "प्रति शेयर उपार्जन" के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम की गई आय की सूचना दी है. वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर "मूल आय" की गणना की गई है. वर्ष के दौरान कोई भी कम किए गए मूल्य के संभाव्य इक्विटी शेयर बकाया नहीं हैं.

विवरण	चालू वर्ष	पिछला वर्ष
मूल और कम किए गए		
प्रति शेयर मूल आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की संख्या	63,48,80,626	63,44,13,120
प्रति शेयर कम की गई आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	63,48,80,626	63,44,13,120
निवल लाभ	9166.05	9121.23
प्रति शेयर मूल आय (रु.)	144.37	143.77
प्रति शेयर कम की गई आय (रु.)	144.37	143.77
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

छ) **आय पर कर का लेखांकन**

i. वर्ष के दौरान , आस्थगित कर समायोजन के द्वारा लाभ और हानि खाते में रु. 1407.75 करोड़ (पिछले वर्ष रु 1055.10 करोड़) जमा किया गया.

ii. बैंक की बकाया निवल आस्थगित कर आस्ति रु.2512.09 करोड़ (पिछले वर्ष रु 1026.89 करोड़) है, जिसे क्रमश: अन्य आस्तियाँ - अन्य तथा अन्य देयताएं - अन्य में जोड़ दिया गया है. प्रमुख मदों में आस्थगित कर आस्तियों और देयताओं का अलग-अलग विवरण निम्नवत है :

e) **Lease:**

i) Financial Leases: The details are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Gross investment in the leases	—	37.09
Present value of minimum lease payments receivable		
Less than 1 year	—	6.48
1 to 5 years	—	—
5 years and above	—	—
Total	—	6.48
Present value of unearned finance income	—	0.28

ii) **Operating Lease***

A. Premises taken on Operating Lease are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Not later than 1 year	33.11	30.38
Later than 1 year and not later than 5 years	69.74	100.60
Later than 5 years	19.47	23.38
Total	122.32	154.36
Amount of lease payments recognised in the P&L Account for the year.	35.26	385.13

B. Premises given on Operating Lease are given below :

Particulars	As at 31-Mar-2010
Original Cost of Such Premises	0.54
Proportionate accumulated depreciation of such premises upto 31.03.2010	0.20
Depreciation of such premises for the year ended 31.03.2010	0.04
Not later than 1 year	0
Later than 1 year and not later than 5 years	0.02
Later than 5 years	0

Operating leases primarily comprise office premises and staff residences, which are renewable at the option of the Bank.

* In respect of Non-Cancellable leases only.

No contingent rents have been recognised in the Profit & Loss Account.

f) **Earnings per Share**

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average number of equity shares used in computing basic earning per share	63,48,80,626	63,44,13,120
Weighted average number of shares used in computing diluted earning per share	63,48,80,626	63,44,13,120
Net profit	9166.05	9121.23
Basic earnings per share (Rs.)	144.37	143.77
Diluted earnings per share (Rs.)	144.37	143.77
Nominal value per share (Rs.)	10.00	10.00

g) **Accounting for Taxes on Income**

i. During the year, Rs. 1407.75 Crores [Previous Year Rs. 1055.10 Crores] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. The Bank has outstanding net deferred tax asset of Rs. 2512.09 Crores (Previous Year- Rs. 1026.89 Crores), which has been included in other assets-others and other liabilities-others respectively. The breakup of deferred tax assets and liabilities into major items is given below:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
आस्थगित कर आस्तियाँ		
वेतन संशोधन के लिए प्रावधान	1545.87	676.06
दीर्घावधि कर्मचारी हितलाभ के लिए प्रावधान	1158.61	689.21
एक्जिट विकल्प के लिए प्रदत्त अनुग्रह राशि	51.54	98.49
अन्य	181.71	174.00
विदेशी कार्यालयों के कारण निवल आस्थगित कर आस्तियाँ (डीटीए)	117.24	*
योग	3054.97	1637.76
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यह्रास	23.47	115.10
प्रतिभूतियों पर ब्याज	519.41	495.77
योग	**542.88**	**610.87**
निवल आस्थगित कर आस्तियाँ / (देयताएँ)	**2512.09**	**1026.89**

* 31.03.2009 को विदेशी कार्यालयों की निवल आस्थगित कर आस्तियाँ (डीटीए) रु.91.25 करोड़ थी.

ज) संयुक्त रूप से नियंत्रित कंपनियों में विनिधान

(i) संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों के विनिधानों में रु.19.72 करोड़ (पिछले वर्ष रु.15.70 करोड़) का बैंक का हिस्सा शामिल है :

क्रम सं.	कंपनी का नाम	राशि	मुख्यालय	धारिता %
1	जी ई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	10.80 (10.80)	भारत	40%
2	सी-एज टेक्नोलॉजीज लि.	4.90 (4.90)	भारत	49%
3	मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.	2.02 (0.00)	सिंगापुर	45%
4	एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.	1.89 (0.00)	भारत	45%
5	एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर ट्रस्टी प्रा. लि.*	0.01 (0.00)	भारत	100%
6	मैक्वैरी एसबीआइ इन्फ्रास्ट्रक्चर ट्रस्टी लि.#	0.10 (0.00)	बरमूडा	45%

* संयुक्त उद्यम भागीदार के अगली तिमाही में प्रवेश करने की सम्भावना है.

एसबीआइ मैक्वैरी इन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि. के जरिए अप्रत्यक्ष शेयरधारिता

कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय, व्यय, आकस्मिक देयताओं और वायदों की कुल राशि निम्नानुसार प्रकट की गई है:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
देयताएँ		
पूंजी और आरक्षितियाँ	79.91	69.71
जमाराशियाँ	0	0
उधार-राशियाँ	0.40	0.26
अन्य देयताएँ एवं प्रावधान	62.92	28.65
योग	**143.23**	**98.62**
आस्तियाँ		
भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ	0.06	0.01
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि	28.77	21.44
विनिधान	1.62	3.52
अग्रिम	0	0
अचल आस्तियाँ	9.92	10.57
अन्य आस्तियाँ	102.86	63.08
योग	**143.23**	**98.62**

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Deferred Tax Assets		
Provision for wage revision	1545.87	676.06
Provision for long term employee Benefits	1158.61	689.21
Ex-gratia paid under Exit option	51.54	98.49
Others	181.71	174.00
Net DTAs on account of FOs	117.24	*
Total	3054.97	1637.76
Deferred Tax Liabilities		
Depreciation on Fixed Assets	23.47	115.10
Interest on securities	519.41	495.77
Total	**542.88**	**610.87**
Net Deferred Tax Assets/(Liabilities)	**2512.09**	**1026.89**

* Net DTA of Foreign Offices as on 31.03.2009 was Rs 91.25 crores.

h) Investments in jointly controlled entities

(i) Investments include Rs. 19.72 Crores (Previous Year Rs.15.70 Crores) representing Bank's interest in the following jointly controlled entities

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	10.80 (10.80)	India	40%
2	C - Edge Technologies Ltd.	4.90 (4.90)	India	49%
3	Maquarie SBI Infra Management Pte. Limited	2.02 (0.00)	Singapore	45%
4	SBI Macquarie Infra Management (P) Limited	1.89 (0.00)	India	45%
5	SBI Macquarie Infra Trustee (P) Limited*	0.01 (0.00)	India	100%
6	Macquarie SBI Infra Trustee Limited #	0.10 (0.00)	Bermuda	45%

* JV Partner is expected to be inducted in the next quarter.

Indirect holding through Maquarie SBI Infra Management Pte. Limited

Figures in brackets relate to previous year

As required by AS 27, the aggregate amount of the assets, liabilities, income, expenses, contingent liabilities and commitments related to the Bank's interests in jointly controlled entities are disclosed as under:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Liabilities		
Capital & Reserves	79.91	69.71
Deposits	0	0
Borrowings	0.40	0.26
Other Liabilities & Provisions	62.92	28.65
Total	**143.23**	**98.62**
Assets		
Cash and Balances with RBI	0.06	0.01
Balances with Banks and money at call and short notice	28.77	21.44
Investments	1.62	3.52
Advances	0	0
Fixed Assets	9.92	10.57
Other Assets	102.86	63.08
Total	**143.23**	**98.62**

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
पूंजी वायदे	—	—
अन्य आकस्मिक देयताएँ	—	—
आय		
अर्जित ब्याज	3.60	0
अन्य आय	78.49	51.47
योग	**82.09**	**51.47**
व्यय		
व्यय किया गया ब्याज	—	—
परिचालन व्यय	69.73	40.74
प्रावधान एवं आकस्मिक व्यय	6.27	4.23
योग	**76.00**	**44.97**
लाभ	**6.09**	**6.50**

झ) आस्तियों की अपसामान्यता

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला सामने नहीं आया जिस पर लेखा मानक 28 - 'आस्तियों की अपसामान्यता' लागू होती हो.

ञ) प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ

क) प्रावधानों का अलग-अलग विवरण

विवरण	चालू वर्ष	पिछला वर्ष
कर भुगतान हेतु प्रावधान		
चालू कर	6166.62	5971.52
अनुषंगी लाभ कर	0.00	142.00
आस्थगित कर	-1407.75	-1055.10
अन्य कर	1.16	1.00
विनिधानों पर मूल्यह्रास के लिए प्रावधान	-987.99	707.16
अनर्जक आस्तियों पर प्रावधान	4622.33	2474.96
पुनर्संरचनागत आस्तियों पर प्रावधान	525.53	0.00
कृषि ऋण छूट एवं राहत योजना के लिए प्रावधान	0.00	140.00
मानक आस्तियों पर प्रावधान	80.06	234.82
अन्य आस्तियों के लिए प्रावधान	154.90	177.64
योग	**9154.86**	**8794.00**

ख) अस्थायी प्रावधान

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	निरंक	निरंक
वर्ष के दौरान वृद्धि	निरंक	निरंक
वर्ष के दौरान आहरण द्वारा कमी	निरंक	निरंक
इति शेष	निरंक	निरंक

ग) आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण

क्रम सं.	विवरण	संक्षिप्त विवरण
1	बैंक के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में बैंक विभिन्न कार्यवाहियों में एक पक्ष है. बैंक को ऐसी उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव बैंक की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा.
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएँ	बैंक अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है. वायदा विनिमय संविदाओं में विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने का वायदा किया जाता है. मुद्रा विनिमयों का वायदा पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रूप में विनिमय नकदी प्रवाह के लिए है. ब्याज दर विनिमय का वायदा अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए है. आनुमानिक राशियाँ, जिन्हें आकस्मिक

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Capital Commitments	—	—
Other Contingent Liabilities	—	—
Income		
Interest earned	3.60	0
Other income	78.49	51.47
Total	**82.09**	**51.47**
Expenditure		
Interest expended	—	—
Operating expenses	69.73	40.74
Provisions & contingencies	6.27	4.23
Total	**76.00**	**44.97**
Profit	**6.09**	**6.50**

j) Impairment of Assets

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

k) Provisions, Contingent Liabilities & Contingent Assets

a) Break-up of Provisions

Particulars	Current Year	Previous Year
Provision for Taxation		
-Current Tax	6166.62	5971.52
-Fringe Benefit Tax	0.00	142.00
-Deferred Tax	-1407.75	-1055.10
-Other Tax	1.16	1.00
Provision for Depreciation on Investments	-987.99	707.16
Provision on Non-Performing Assets	4622.33	2474.96
Provision on Restructured Assets	525.53	0.00
Provision for Agricultural Debt Waiver & Relief Scheme	0.00	140.00
Provision on Standard Assets	80.06	234.82
Provision for Other Assets	154.90	177.64
Total	**9154.86**	**8794.00**

b) Floating Provisions

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) Description of Contingent Liabilities and Contingent Assets

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange

		देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ हैं.
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिज्यिक बैंकिंग कार्यवाहियों के एक भाग के रूप में बैंक अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है. प्रलेखी ऋण से बैंक के ग्राहकों की ऋण-अवस्थिति बढ़ती है. गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती हैं कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा.
4	अन्य मदें जिनके लिए बैंक आकस्मिक रूप से जिम्मेदार है.	बैंक विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है. बैंक की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है. इसके अतिरिक्त, बैंक ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने का वायदा किया है.

घ) उपर्युक्त आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट/ न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने के दायित्व पर आधारित हैं.

ङ) आकस्मिक देयताओं के लिए किए गए प्रावधानों में उतार-चढ़ाव

विवरण	चालू वर्ष	पिछला वर्ष
अथशेष	85.54	77.44
वर्ष के दौरान वृद्धि	77.69	26.48
वर्ष के दौरान कमी	15.09	18.38
इति शेष	148.14	85.54

18.8 कृषि कर्ज माफी तथा कर्ज राहत योजना 2008

कृषि कर्ज माफी तथा कर्ज राहत योजना 2008 के अनुसार, केंद्र सरकार से ऋण छूट के कारण रु.5307 करोड़ (रु.3424 करोड़ की निवल प्राप्य राशि) तथा ऋण सहायता के कारण रु.903.31 करोड़ (रु.226.69 करोड़ की निवल प्राप्य राशि) की प्राप्य राशि को भारतीय रिज़र्व बैंक द्वारा जारी परिपत्र के साथ पठित इस योजना के अनुसार अग्रिम के अंग रूप में माना गया है.

केंद्र सरकार ने हाल ही में ऋण सहायता योजना के अंतर्गत "योग्य कृषकों" द्वारा भुगतान करने की अंतिम तिथि 31.12.2009 से 30.06.2010 तक बढ़ा दी है. 31.03.2010 को ऐसे "योग्य कृषकों" द्वारा रु.1068 करोड़ की देय राशि के संबंध में भारतीय रिज़र्व बैंक द्वारा जारी परिपत्र के साथ पठित इस योजना के अनुसार (रु.2591 करोड़ की वसूली तथा रु.284 करोड़ का अपलेखन घटाकर) का वर्गीकरण आइआरएसी मानदंडों के अधीन मानक अग्रिमों के रूप में किया गया है.

18.9 स्टेट बैंक ऑफ इंदौर का समामेलन

दिनांक 19 जून 2009 को हुई केंद्रीय बोर्ड की बैठक में समामेलन योजना के अनुमोदन के पश्चात् स्टेट बैंक ऑफ इंदौर, जिसमें भारतीय स्टेट बैंक की हिस्सेदारी 98.05% है, का बैंक में विलय होना है. भारत सरकार ने बैंक को स्टेट बैंक ऑफ इंदौर के व्यवसाय, आस्तियों और देयताओं सहित, का अभिग्रहण समझौता करने की संस्वीकृति प्रदान की है.

18.10 अंतर कार्यालय खाता

शाखाओं, नियंत्रक कार्यालयों और स्थानीय प्रधान कार्यालयों तथा कारपोरेट केंद्र की संस्थापनाओं के बीच अंतर कार्यालय खातों का दिसम्बर 2009 तक समाधान किया जा रहा है. इसके अतिरिक्त, निरंतर आधार पर और चालू वर्ष के लाभ और हानि खाते की राशि पर इसका कोई महत्वपूर्ण प्रभाव पड़ने की आशा नहीं है.

18.11 विचाराधीन वेतन करार

सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को समाप्त हो गया. कर्मचारियों तथा अधिकारियों के लिए दिनांक 01 नवम्बर 2007 से प्रभावी होने वाले नए समझौते पर 27 अप्रैल 2010 को हस्ताक्षर किया गया है. वेतन - संशोधन के संबंध में भारतीय बैंक संघ (आइबीए) से विस्तृत परिपत्र की प्राप्ति के विचाराधीन होने से केंद्र सरकार से विधिवत अनुमोदन पाने तथा बैंक द्वारा की जाने वाली विस्तृत गणना के पश्चात् पिछले वर्ष किए गए

		fixed and floating interest rate cash flows. The notional amounts that are recorded as Contingent Liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

d) The Contingent Liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against Contingent Liabilities

Particulars	Current Year	Previous Year
Opening balance	85.54	77.44
Additions during the year	77.69	26.48
Reductions during the year	15.09	18.38
Closing balance	148.14	85.54

18.8 Agricultural Debt Waiver and Debt Relief Scheme 2008

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver being Rs. 5307 Crores (net of receipts of Rs 3424 crores) and debt relief being Rs. 903.31 crore (net of receipts of Rs 226.69 crores) are treated as part of advances in accordance with the scheme read with circular issued by RBI.

The Central Government has recently extended the last date of payment by "eligible farmers" under Debt Relief Scheme from 31.12.2009 to 30.06.2010. In accordance with the scheme read with circular issued by RBI in this regard the dues amounting to Rs 1068 crores by such 'eligible farmers" (net of recovery of Rs 2591 crores and write off of Rs 284 crores) as of 31.03.2010 has been classified as Standard Advances under IRAC norms.

18.9 Amalgamation of State Bank of Indore

Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The Government of India has accorded sanction to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore.

18.10 Inter Office Account

Inter Office Accounts between branches, controlling offices and local head offices and corporate centre establishments have been reconciled up to December 2009. Further, reconciliation is being done on an ongoing basis and no material effect is expected on the profit and loss account of the current year.

18.11 Pending Wage Agreement Implementation

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. The New Agreement has been executed on 27th April 2010 to be effective from 1st November 2007 for workers as well as officers. Pending receipt of detailed circular from IBA regarding revisions after due approval from the Central Government

रु.1414 करोड़ तथा वर्ष 2007-08 में किए गए रु.575 करोड़ के प्रावधान की तुलना में वर्तमान वर्ष में रु.2559 करोड़ का प्रावधान (इसमें 13.25 से 17.50 के अनुमानित % के संशोधन पर 1.11.2007 से 31.03.2009 की अवधि के लिए रु.627 करोड़ सम्मिलित) किया गया है. वेतन - संशोधन के संबंध में कुल प्रावधान की राशि 31 मार्च 2010 को रु.4569.55 करोड़ (इसमें पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र से अंतरित रु.21.55 करोड़ सम्मिलित) है.

18.12 **ग्रेच्युटी का प्रावधानीकरण**

संसद द्वारा ग्रेच्युटी (संशोधन) का भुगतान संबंधी बिल, 2010 पारित कर दिया गया है, जिसमें इसकी उच्चतम सीमा रु.3.50 लाख से बढ़ाकर रु.10 लाख कर दी गई है. तथापि, इस बिल की प्रयोजनीयता, प्रभावी होने की तिथि तथा उनसे सम्बद्ध शर्तों के संबंध में केंद्र सरकार द्वारा विचाराधीन अधिनियमन तथा जारी की जाने वाली परवर्ती अधिसूचना और उपरोक्त अनुच्छेद 18.11 में दिए गए संदर्भ के अनुसार वेतन एवं वेतन-संशोधन को अंतिम रूप दिए जाने के कारण इस वर्ष ग्रेच्युटी के लिए प्रावधान लेखा नीति सं 11-2(i) (ग) के अनुसार बीमांकिक मूल्यन के आधार पर किया गया है. वर्तमान में ऐसे प्रस्तावित परिवर्तन से होने वाले परिणाम की जानकारी नहीं हो पाई है.

18.13 बैंक में अगस्त 2008 से पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र का विलय होने के परिणामस्वरूप वर्तमान वर्ष के आंकड़ों में पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र की शाखाओं के कार्य परिणाम शामिल हैं. अतएव, पिछली अवधि के आंकड़ों की पूर्णतया तुलना नहीं की जा सकती है.

18.14 भारतीय रिज़र्व बैंक के दिनांक 11.05.2010 के पत्र संख्या डीबीओडी.बीपी.सं. 19264/21.04.018/2009-2010 के अनुरूप भारतीय रिज़र्व बैंक ने 10 वर्षों अर्थात वर्ष 1999-2000 की अवधि से बकाया अंतर को शाखा खाते में प्रविष्टियाँ अंतरित करने की अनुमति प्रदान की है. तदनुसार, रु.60.15 करोड़ की निवल जमाराशि को लाभ और हानि खाते में अंतरित किया गया है. अतएव, रु.29.51 करोड़ की राशि (करों और सांविधिक आरक्षितियों को घटाकर) को सामान्य आरक्षिति में अंतरित किया गया है.

18.15 वर्ष के दौरान बैंक ने एसबीआइ सेवानिवृत कर्मचारी चिकित्सा सहायता ट्रस्ट में रु.92 करोड़ की राशि का अंशदान किया है.

18.16 पिछले वर्ष के आंकड़ों को वर्तमान अवधि के वर्गीकरण के अनुरूप मिलाने की दृष्टि से उन्हें यथावश्यक, पुनर्समूहित / पुनर्वर्गीकृत कर दिया गया है. जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों/ लेखा मानकों के अनुसार प्रकटीकरण पहली बार किया गया है उनके पिछले वर्ष के आंकड़े नहीं दिए गए हैं.

and detailed computations to be carried out by the Bank , a provision of Rs.2559 Crores (including Rs 627 crores for the period from 1.11.2007 to 31.03.2009 on revision of estimated % from 13.25 to 17.50) has been created during the year as against Rs1414 crores created in the previous year and Rs 575 crores during 2007-08. The total provision held on account of wage revision as on 31st March 2010 is Rs 4569.55 Crores (including Rs 21.55 crores transferred from eSBS).

18.12 **Provisioning for Gratuity**

The Payment of Gratuity (Amendment) Bill, 2010 has been passed by the Parliament increasing the celing from Rs 3.50 lakh to Rs 10 lakh. However pending enactment and subsequent notification by the Central Government about applicability , effective date and the terms thereof and the finalisation of salaries and wage revision as refered in para 18.11 above, the provision for Gratuity has been created actuarially in line with Accounting Policy No. 11-2(i)(c) during the year. The impact arising out of such proposed change is not ascertainable at present.

18.13. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS), consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

18.14. In terms of RBI letter No. DBOD.BP.No. 19264/21.04.018/2009-10 dated 11.05.2010,RBI has permitted to transfer entries in inter branch account outstanding for a period of 10 years i.e. pertaining to the year 1999-2000. Accordingly, a net credit of Rs 60.15 crores has been transferred to Profit and Loss account . An amount of Rs 29.51 crores (net of taxes and Statutory Reserves) has therefore been transferred to General Reserve.

18.15. During the year the Bank has contributed Rs 92 crores to SBI Retired Employees' Medical Benefit Trust.

18.16. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification. In cases where disclosures have been made for the first time in terms of RBI guidelines /Accounting Standards, previous year's figures have not been mentioned.

भारतीय स्टेट बैंक STATE BANK OF INDIA

31 मार्च 2010 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
क परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		(1804,98,90)		29479,72,94
ख विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(1761,52,26)		(1651,93,04)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		(3359,67,05)		5097,38,40
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		(6926,18,21)		32925,18,30
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		104403,79,86		67466,33,50
ङ पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण से प्राप्त नकदी E. CASH RECEIVED FROM ACQUISITION OF e-SBS		0		1954,11,91
च विदेशी विनिमय दर में परिवर्तनों का प्रभाव F. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(1293,77,49)		2058,16,15
छ वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य G. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		96183,84,16		104403,79,86
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES				
कर पूर्व निवल लाभ / Net Profit before Taxes	13926,09,61		14180,64,29	
समायोजन / Adjustment for :				
मूल्यहास शुल्क / Depreciation charges	932,66,37		763,14,12	
पट्टाकृत आस्तियों सहित अचल आस्तियों के विक्रय पर लाभ / (Profit)/ Loss on sale of fixed assets including leased assets	10,45,62		(2,95,42)	
विनिधानों के विक्रय पर लाभ / (Profit)/ Loss on sale of investments	(2116,79,23)		2567,29,02	
विनिधानों के पुनर्मूल्यांकन पर हानि (Profit)/ Loss on revalution of investments	0		(56,50)	
अलाभकारी आस्तियों के लिए प्रावधान / Provision for NPAs	5147,85,28		2474,95,73	
मानक आस्तियों पर प्रावधान जिसमें कृषि राहत योजना के लिए प्रावधान शामिल हैं / Provision on Standard Assets (includes Provision for Agriculture Relief Scheme)	80,05,75		374,81,62	
विनिधानों पर मूल्यहास / Depreciation on Investments	(968,59,58)		707,17,24	
पूर्ववर्ती स्टेट बैंक ऑफ सौराष्ट्र के बट्टे खाते में डाली गई साख-आय / Goodwill e-SBS Written Off	0		65,62	

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	
अन्य आस्तियों पर प्रावधान / Provision on other assets	86,55,72		50,21,40	
अन्य प्रावधान / Other Provisions	48,94,44		127,42,19	
अनुषंगियों से प्राप्त लाभांश (विनिधान कार्यकलाप) Dividends from Subsidiaires (Investing Activities)	(573,48,34)		(409,60,28)	
एसबीआइ बांडों पर संदत्त ब्याज (वित्तपोषण कार्यकलाप) Interest paid on SBI Bonds (Financing Activity)	2538,67,22		1900,42,65	
	19112,42,85		22733,61,68	
घटाएँ : प्रत्यक्ष कर / Less: Direct Taxes	(6914,86,75)		(7279,46,44)	
उप योग / SUB TOTAL		12197,56,10		15454,15,24
समायोजन / Adjustment for				
जमाराशियों में वृद्धि/(कमी) / Increase/(Decrease) in Deposits		62043,09,88		188947,76,46
उधार-राशियों में वृद्धि/(कमी) / Increase/(Decrease) in Borrowings		17317,56,04		(1270,54,23)
विनिधानों में (वृद्धि)/कमी / (Increase)/Decrease in Investments		(5933,89,90)		(82881,08,96)
अग्रिमों में (वृद्धि)/कमी / (Increase)/Decrease in Advances		(94558,80,06)		(115782,26,55)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		2440,12,17		15644,79,80
अन्य आस्तियों में (वृद्धि)/कमी / (Increase)/Decrease in Other Assets		4689,36,86		9366,91,18
परिचालन कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY OPERATING ACTIVITIES**		(1804,98,90)		29479,72,94
ख विनिधान कार्यकलापों से नकदी प्रवाह **B. CASH FLOW FROM INVESTING ACTIVITIES**				
अनुषंगियों / संयुक्त-उद्यमों में विनिधान (वृद्धि) / कमी (Increase) / Decrease in Investments in Sub/ JVs	(816,82,66)		(923,66,00)	
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	573,48,34		409,60,28	
अचल आस्तियों में (वृद्धि)/कमी (Increase) / Decrease in Fixed Assets	(1518,17,94)		(1137,87,32)	
विनिधान कार्यकलापों से निवल नकदी **NET CASH FROM INVESTING ACTIVITIES**		(1761,52,26)		(1651,93,04)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूँजी / Share Capital	24		3,40,98	
शेयर प्रीमियम / Share Premium	38,26		558,95,77	
गौण ऋणों का निर्गम / Issue of Subordinated Debts	2000,00,00		0	
गौण बांड निर्गम Issue of Subordinated Bonds	0		8000,00,00	
गौण बांड मोचन Redemption of Subordinated Bonds	0		(32,44,00)	
बांडों पर संदत्त ब्याज / Interest Paid on Bonds	(2538,67,22)		(1900,42,65)	
संदत्त लाभांश कर सहित Dividends paid including tax thereon	(2821,38,33)		(1532,11,70)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी **NET CASH PROVIDED BY FINANCING ACTIVITIES**		(3359,67,05)		5097,38,40
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	4295,51,58		3220,31,11	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	51250,65,69		48314,30,47	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	48857,62,59		15931,71,92	
योग / Total		104403,79,86		67466,33,50
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य स्टेट बैंक ऑफ सौराष्ट्र के अभिग्रहण के कारण प्राप्त				
E. CASH AND CASH EQUIVALENTS RECEIVED ON ACCOUNT OF ACQUISITION OF STATE BANK OF SAURASHTRA				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	0		100,77,65	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	0		1756,54,88	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	0		96,79,38	
योग / Total		0		1954,11,91

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010		31.3.2009 को समाप्त वर्ष Year ended 31.3.2009	
च	**विनिमय उतार-चढ़ाव - नकदी प्रवाह**				
F.	**EXCHANGE FLUCTUATION CASH FLOWS**				
	गौण बांडों का पुनर्मूल्यन Revaluation of Subordinated Bonds	(363,88,83)		662,50,00	
	विदेशी मुद्रा विनिमय आरक्षिति Foreign Currency Translation Reserve	(929,88,66)		1395,66,15	
	योग / Total		(1293,77,49)		2058,16,15
छ	**वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य**				
G.	**CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**				
	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	6841,01,27		4295,51,58	
	भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	54449,85,25		51250,65,69	
	बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	34892,97,64		48857,62,59	
	योग / Total		96183,84,16		104403,79,86

हस्ताक्षरकर्ता:

श्री दिलीप सी. चौकसी
श्री एस. वैंकटाचलम
श्री डी. सुंदरम
डॉ. देवा नन्द बलोधी
प्रो. मोहम्मद सलाहुद्दीन अंसारी
डॉ. (श्रीमती) वसंता भरुचा
डॉ. राजीव कुमार
श्रीमती श्यामला गोपीनाथ
} निदेशक

आर. श्रीधरन
प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियाँ)

एस. के. भट्टाचार्य
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी

ओम प्रकाश भट्ट
अध्यक्ष

SIGNED BY:

Shri Dileep C. Choksi
Shri S. Venkatachalam
Shri D. Sundaram
Dr. Deva Nand Balodhi
Prof. Md. Salahuddin Ansari
Dr. (Mrs.) Vasantha Bharucha
Dr. Rajiv Kumar
Smt. Shyamala Gopinath
} Directors

R. Sridharan
Managing Director & Group Executive (A & S)

S.K. Bhattacharyya
Managing Director & Chief Credit and Risk Officer

O. P. Bhatt
Chairman

कोलकाता
14 मई, 2010

Kolkata
14th May, 2010

लेखापरीक्षकों की रिपोर्ट

प्रति

भारत की राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41(1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अद्योहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2010 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखापरीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं:

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), मध्य-कारपोरेट समूह (केन्द्रीय), तनावग्रस्त आस्ति प्रबंधन समूह (केन्द्रीय), और 42 (बयालीस) शाखाओं के, जिनकी लेखापरीक्षा हमने की है;

   (ii) 9827 (नौ हजार आठ सौ सत्ताईस) भारतीय शाखाओं के, जिनकी लेखापरीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) विदेश स्थित 44 (चवालीस) शाखाओं की लेखापरीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) 2632 (दो हजार छह सौ बत्तीस) अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियाँ शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.89%, जमाराशियों में 3.78%, ब्याज आय में 0.96% तथा ब्याज व्यय में 4.33% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यत: स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें, ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु सम्बन्धी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

REPORT OF THE AUDITORS

To

The President of India,

1. We, the undersigned Auditors of State Bank of India, appointed under Section 41(1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of State Bank of India as at 31st March 2010, the Profit & Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   (i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Mid-Corporate Group (Central), Stressed Assets Management Group (Central) and forty two branches audited by us;

   (ii) 9827 Indian Branches audited by other auditors;

   (iii) 44 Foreign Branches audited by the local auditors; and

   (iv) 2632 other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.89% of advances, 3.78% of deposits, 0.96% of interest income and 4.33% of interest expenses.

   These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमश: 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

5. उपर्युक्त अनुच्छेद 2 के साथ पठित, हम निम्नानुसार रिपोर्ट करते हैं कि :

   (क) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण माँगा है, जो हमारी लेखापरीक्षा के प्रयोजन से हमारी जानकारी और विश्वास के अनुसार आवश्यक था, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है.

   (ख) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं.

   (ग) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखापरीक्षा के उद्देश्य से उचित पाई गई हैं.

6. हमारे अभिमत के अनुसार तुलनपत्र, लाभ और हानि खाता तथा नकदी प्रवाह विवरण लागू लेखा मानकों के अनुरूप हैं.

7. हमारे अभिमत और हमारी जानकारी तथा हमें दिए गए और बैंक की बहियों में दर्शाए गए निम्न स्पष्टीकरणों के अनुसार :

   (i) प्रमुख लेखा नीतियों के विवरण एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही हैं, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2010 को बैंक के कामकाज का सही और सटीक चित्र दर्शाता है;

   (ii) प्रमुख लेखा नीतियों के विवरण एवं लेखा-टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; तथा

   (iii) नकदी प्रवाह विवरण, संदर्भाधीन तिथि को समाप्त वर्ष के नकदी प्रवाह का सही एवं सटीक चित्र प्रस्तुत करता है, तथा भारत में सामान्यत: स्वीकृत लेखा सिद्धान्तों के अनुरूप है.

4. The Balance Sheet and the Profit & Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955, and Regulations there under.

5. We report, read with paragraph 2 above:

   (a) We have obtained all the information and explanations which to the best of our knowledge and belief, were necessary for the purposes of our audit and have found them to be satisfactory.

   (b) The transactions of the Bank, which have come to our notice, have been within the powers of the Bank.

   (c) The returns received from the offices and branches of the Bank have been found adequate for the purposes of our audit.

6. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement comply with the applicable accounting standards.

7. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank;

   (i) the Balance Sheet, read with the Principal Accounting Policies and the Notes to Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of state of affairs of the Bank as at 31st March 2010;

   (ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes to Accounts, shows a true balance of Profit for the year ended on that date; and

   (iii) the Cash Flow Statement gives a true and fair view of the cash flows for the year ended on that date, and are in conformity with the Accounting Principles generally accepted in India.

सांविधिक केन्द्रीय लेखापरीक्षक

STATUTORY CENTRAL AUDITORS

कृते ए. के. साबत एंड कं.,
For A. K. Sabat & Co.
सनदी लेखाकार Chartered Accountants

ए. के. साबत
A. K. Sabat
भागीदार Partner : स.सं. M.No. 030310
पंजी. सं. Firm Regn. No. 321012 E

कृते वी. के. जिंदल एंड कं.,
For V. K. Jindal & Co.
सनदी लेखाकार Chartered Accountants

कैलाश कुमार गढ़वी
Kailash Kumar Gadhvi
भागीदार Partner : स.सं. M.No. 104772
पंजी. सं. Firm Regn. No.001468 C

कृते दत्त सरकार एंड कं.,
For Dutta Sarkar & Co.
सनदी लेखाकार Chartered Accountants

बी. के. दत्त
B. K. Dutta
भागीदार Partner : स.सं. M.No. 016175
पंजी. सं. Firm Regn. No.303114 E

कृते गुप्ता एंड शाह,
For Gupta & Shah,
सनदी लेखाकार Chartered Accountants

शरद शाह
Sharad Shah
भागीदार Partner : स.सं. M.No. 070601
पंजी. सं. Firm Regn. No.001416 C

कृते बी. एम. चतरथ एंड कं.,
For B. M. Chatrath & Co.,
सनदी लेखाकार Chartered Accountants

सच्चिदानंद कृष्णन
Sachidananda Krishnan
भागीदार Partner : स.सं. M.No. 051626
पंजी. सं. Firm Regn. No.301011 E

कृते के. के. सोनी एंड कं.,
For K. K. Soni & Co.
सनदी लेखाकार Chartered Accountants

के. के. सोनी
K. K. Soni
भागीदार Partner : स.सं. M.No. 7737
पंजी. सं. Firm Regn. No. 000947 N

कृते वेणुगोपाल एंड शिनॉय,
For Venugopal & Chenoy,
सनदी लेखाकार Chartered Accountants

डी. वी. जानकीनाथ
D. V. Jankinath
भागीदार Partner : स.सं. M.No. 29505
पंजी. सं. Firm Regn. No.004671 S

कृते एसवीयार,
For Essveeyar,
सनदी लेखाकार Chartered Accountants

आर. विजयराघवन
R. Vijayaraghavan
भागीदार Partner : स.सं. M.No. 022442
पंजी. सं. Firm Regn. No.000808 S

कृते के. जी. सोमानी एंड कं.,
For K. G. Somani & Co.,
सनदी लेखाकार Chartered Accountants

के. जी. सोमानी
K. G. Somani
भागीदार Partner : स.सं. M.No. 06238
पंजी. सं. Firm Regn. No.006591 N

कृते डागलिया एंड कं.,
For Dagliya & Co.,
सनदी लेखाकार Chartered Accountants

पी. मनोहर गुप्ता
P. Manohara Gupta
भागीदार Partner : स.सं. M.No. 016444
पंजी. सं. Firm Regn. No.000671 S

कृते के. सी. मेहता एंड कं.,
For K. C. Mehta & Co.,
सनदी लेखाकार Chartered Accountants

मिलीन मेहता
Milin Mehta
भागीदार Partner : स.सं. M.No. 038665
पंजी. सं. Firm Regn. No.106237 W

कृते कल्याणीवाला एंड मिस्त्री,
For Kalyaniwalla & Mistry,
सनदी लेखाकार Chartered Accountants

विनायक एम. पडवल
Vinayak M. Padwal
भागीदार Partner : स.सं. M.No. 049639
पंजी. सं. Firm Regn. No.104607 W

कृते एम. वर्मा एंड एसोशिएटस्,
For M. Verma & Associates,
सनदी लेखाकार Chartered Accountants

मदन वर्मा
Madan Verma
भागीदार Partner : स.सं. M No. 080939
पंजी. सं. Firm Regn. No. 501433 C

कृते कृष्णमूर्ति एंड कृष्णमूर्ति,
For Krishnamoorthy & Krishnamoorthy,
सनदी लेखाकार Chartered Accountants

सी. आर. रेमा
C. R. Rema
भागीदार Partner: स.सं. M.No. 029182
पंजी. सं. Firm Regn. No. 001488 S

कोलकाता
14 मई, 2010

Kolkata
14th May, 2010

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स्टेट बैंक समूह के समेकित वित्तीय विवरण

Consolidated Financial Statements of State Bank Group

भारतीय स्टेट बैंक का 31 मार्च 2010 की स्थिति के अनुसार (समेकित) तुलनपत्र

STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS ON 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(Rs. in thousand)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची के अनुसार सं. Schedule No.	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति (पिछला वर्ष) As on 31.3.2009 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital	1	634,88,26	634,88,02
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	82500,69,85	71755,51,31
अल्पांश हित Minority Interest	2A	2631,27,33	2228,27,31
जमाराशियाँ Deposits	3	1116464,56,45	1011988,32,63
उधार Borrowings	4	122074,57,20	105257,44,43
अन्य देयताएँ और प्रावधान Other Liabilities and Provisions	5	125837,97,46	112961,30,37
	योग TOTAL	**1450143,96,55**	**1304825,74,07**

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India	6	82195,58,06	74161,06,66
बैंकों में जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	39653,41,87	51100,62,90
विनिधान Investments	8	402754,13,26	372231,44,86
अग्रिम Advances	9	869501,64,21	750362,38,45
अचल आस्तियाँ Fixed Assets	10	6013,89,24	5223,47,75
अन्य आस्तियाँ Other Assets	11	50025,29,91	51746,73,45
	योग TOTAL	**1450143,96,55**	**1304825,74,07**
समाश्रित देयताएँ Contingent Liabilities	12	697295,12,04	860686,08,21
संग्रहण के लिए बिल Bills for Collection		56491,42,87	49938,35,27
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी - 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital - 100,00,00,000 equity shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित पूंजी - 63,49,68,500 (पिछले वर्ष 63,49,68,500) प्रत्येक ईक्विटी शेयर रु. 10/- का Issued Capital - 63,49,68,500 (Previous Year 63,49,68,500) Equity Shares of Rs.10/- each	634,96,85	634,96,85
अभिदत्त और संदत्त पूंजी - 63,48,82,644 शेयर (पिछले वर्ष 63,48,80,222) प्रत्येक शेयर रु. 10/- का [इसमें 2,24,86,090 (31.3.09 को 2,71,28,722) शेयर सम्मिलित हैं जो 1,12,43,045 (31.03.09 को 1,35,64,361) वैश्विक जमा रसीदों के रूप में हैं]. Subscribed and Paid up Capital - 63,48,82,644 (previous year 63,48,80,222) equity shares of Rs.10/- each [includes 2,24,86,090 (2,71,28,722 as on 31.3.09) equity shares represented by 1,12,43,045 (1,35,64,361 as on 31.03.09) Global Depository Receipts	634,88,26	634,88,02
योग / TOTAL	**634,88,26**	**634,88,02**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)		31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	36281,51,06		30282,32,41	
वर्ष के दौरान परिवर्धन Additions during the year	7203,39,29		5999,18,65	
वर्ष के दौरान कटौतियाँ Deductions during the year	41,64,99	43443,25,36	—	36281,51,06
II. पूंजी आरक्षितियाँ Capital Reserves #				
अथशेष Opening Balance	1830,57,48		806,20,67	
वर्ष के दौरान परिवर्धन Additions during the year	197,64,75		1024,36,81	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	2028,22,23	—	1830,57,48
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	20657,92,52		20098,96,75	
वर्ष के दौरान परिवर्धन Additions during the year	38,26		560,16,95	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	20658,30,78	1,21,18	20657,92,52

समेकन पर रु. 164,08,17 हजार (पिछले वर्ष रु. 164,08,17 हजार) पूंजी आरक्षिती शामिल है.
includes Capital Reserve on consolidation Rs. 164,08,17 thousand (Previous Year Rs. 164,08,17 thousand)

अनुसूची 2 — आरक्षितियाँ और अधिशेष (जारी)
SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)		31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
IV. विदेशी मुद्रा विनिमय आरक्षितियाँ Forex Translation Reserve					
अथशेष Opening Balance	... ...	1747,68,73		216,70,38	
वर्ष के दौरान परिवर्धन Additions during the year	... ...	—		1530,98,35	
वर्ष के दौरान कटौतियाँ Deductions during the year	... ...	984,20,95	763,47,78	—	1747,68,73
V. आय और अन्य आरक्षितियाँ Revenue and Other Reserves					
अथशेष Opening Balance	... ...	11021,81,84		9050,78,96	
वर्ष के दौरान परिवर्धन## Additions during the year##	... ...	4551,62,19		1995,31,99	
वर्ष के दौरान कटौतियाँ Deductions during the year	... ...	24,58,48	15548,85,55	24,29,11	11021,81,84
VI. लाभ और हानि खाते में शेष Balance in Profit and Loss Account	... ...		58,58,15		215,99,68
	योग TOTAL		**82500,69,85**		**71755,51,31**

समेकन समायोजनों को घटाकर
net of consolidation adjustments

अनुसूची 2 क — अल्पांश हित
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
		रु. Rs.	रु. Rs.
शेयर पूंजी Share Capital	... ...	881,90,50	732,88,49
आरक्षितियाँ एवं अधिशेष Reserves & Surplus	... ...	1749,36,83	1495,38,82
	योग TOTAL	**2631,27,33**	**2228,27,31**

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
क. I. मांग निक्षेप		
A. I. Demand Deposits		
(i) बैंकों से From Banks	10616,33,47	12586,57,54
(ii) अन्य से From Others	134448,95,74	119487,87,68
II. बचत बैंक निक्षेप Savings Bank Deposits	331152,60,88	257008,50,77
III. सावधि निक्षेप Term Deposits		
(i) बैंकों से From Banks	18592,81,80	12600,45,27
(ii) अन्यों से From Others	621653,84,56	610304,91,37
योग TOTAL	**1116464,56,45**	**1011988,32,63**
ख. B. (i) भारत स्थित शाखाओं के निक्षेप Deposits of Branches in India	1065604,63,57	972058,23,40
(ii) भारत के बाहर स्थित शाखाओं के निक्षेप Deposits of Branches outside India...	50859,92,88	39930,09,23

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में उधार **Borrowings in India**		
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	—	700,00,00
(ii) अन्य बैंक Other Banks	10011,21,92	2979,59,20
(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	4835,96,80	9000,74,75
(iv) नवोन्मेषी चिरस्थायी ऋण लिखत Innovative Perpetual Debt Instruments (IPDI)...	3695,00,00	1175,15,31
(v) गौण ऋण एवं बांड Subordinated Debts & Bonds	37313,30,40	36320,80,00
(vi) विमोच्च संचयी अधिमान शेयर Redeemable Cumulative Preference Shares...	10,00,00	10,00,00
II. भारत के बाहर से उधार **Borrowings outside India**		
(i) भारत के बाहर से उधार एवं पुनर्वित्त Borrowing and Refinance outside India	63403,12,22	51901,30,48
(ii) नवोन्मेषी चिरस्थायी ऋण लिखत Innovative Perpetual Debt Instuments (IPDI)...	2805,95,86	3169,84,69
योग TOTAL (I और and II)	**122074,57,20**	**105257,44,43**
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured Borrowings included in I & II above	**7061,96,88**	**4467,81,12**

अनुसूची 5 — अन्य दायित्व और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	26354,35,78	24105,02,03
II.	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	11831,52,32	5847,80,01
III.	प्रोद्भूत ब्याज Interest accrued	9471,42,26	10135,91,51
IV.	आस्थगित कर दायित्व Deferred Tax Liabilities (net)	14,82	8,78
V.	अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions)	78180,52,28	72872,48,04
	योग TOTAL	**125837,97,46**	**112961,30,37**

अनुसूची 6 — नकदी और भारतीय रिज़र्व बैंक में जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	8657,22,06	5462,49,27
II.	भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	73535,83,97	68696,06,06
	(ii) अन्य खातों में In Other Accounts	2,52,03	2,51,33
	योग TOTAL	**82195,58,06**	**74161,06,66**

अनुसूची 7 — बैंकों में जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खाते में (a) In Current Account	1471,68,55	1048,94,28
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	12215,50,97	11536,11,88
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	75,40,03	13146,16,18
(ख) अन्य संस्थाओं में (b) With Other Institutions	1998,70,97	—
योग TOTAL	**15761,30,52**	**25731,22,34**
II. भारत के बाहर Outside India		
(i) चालू खाते में In Current Account	17562,08,04	14615,30,56
(ii) अन्य जमा खातों में In Other Deposit Accounts	949,60,94	1760,24,73
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	5380,42,37	8993,85,27
योग TOTAL	**23892,11,35**	**25369,40,56**
कुल योग GRAND TOTAL (I और and II)	**39653,41,87**	**51100,62,90**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियाँ Government Securities	315092,12,89	304371,93,75
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other Approved Securities	2860,25,92	3316,19,62
(iii) शेयर Shares	20069,42,74	10357,40,94
(iv) डिबेंचर और बांड Debentures and Bonds	24423,62,87	19485,33,17
(v) अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(vi) सहयोगी Associates	804,02,43	1104,29,77
(vii) अन्य (यूनिटें आदि) Others (Units, etc.)	30743,05,42	26597,43,89
योग TOTAL	**393992,52,27**	**365232,61,14**
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	3283,43,72	2131,82,66
(ii) विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures abroad	—	—
(iii) सहयोगी Associates	40,86,84	73,95,05
(iv) अन्य (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures, etc.)	5437,30,43	4793,06,01
योग TOTAL	**8761,60,99**	**6998,83,72**
कुल योग GRAND TOTAL (I और and II)	**402754,13,26**	**372231,44,86**
III. भारत में विनिधान Investments in India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	397032,07,31	367437,74,29
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	3039,55,04	2205,13,15
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above)	**393992,52,27**	**365232,61,14**
IV. भारत के बाहर विनिधान Investments outside India in		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	8962,03,55	7333,18,85
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	200,42,56	334,35,13
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above)	**8761,60,99**	**6998,83,72**
कुल योग GRAND TOTAL (III और and IV)	**402754,13,26**	**372231,44,86**

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
			रु. Rs.	रु. Rs.
क. A.	(I)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	55186,74,14	59174,92,19
	(II)	कैश क्रेडिट, ओवरड्राफ्ट और मांग पर प्रतिदेय उधार Cash Credits, Overdrafts and Loans repayable on demand	361214,81,72	300353,42,44
	(III)	सावधि ऋण Term loans	453100,08,35	390834,03,82
		योग TOTAL	**869501,64,21**	**750362,38,45**
ख. B.	(I)	मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों से संबंधित अग्रिमों सहित) Secured by tangible assets (includes advances against Book Debts)	605877,86,90	517483,82,61
	(II)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank / Government Guarantees	91097,92,97	84908,70,99
	(III)	अप्रतिभूत Unsecured	172525,84,34	147969,84,85
		योग TOTAL	**869501,64,21**	**750362,38,45**
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	250905,19,65	213187,15,33
		(ii) सार्वजनिक क्षेत्र Public Sector	63561,19,76	45157,49,19
		(iii) बैंक Banks	1245,95,20	1357,92,62
		(iv) अन्य Others	450145,44,82	399071,89,13
		योग TOTAL	**765857,79,43**	**658774,46,27**
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	15661,39,86	4357,88,70
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	25432,28,35	29454,85,00
		(ख) अभिषद उधार (b) Syndicated loans	28109,68,23	28537,20,01
		(ग) अन्य (c) Others	34440,48,34	29237,98,47
		योग TOTAL	**103643,84,78**	**91587,92,18**
		कुल योग GRAND TOTAL (ग C.I और and ग C.II)	**869501,64,21**	**750362,38,45**

अनुसूची 10 — स्थिर आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)		31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. क. परिसर Premises				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	2134,12,97		2020,16,22	
वर्ष के दौरान परिवर्धन Additions during the year	137,50,16		115,44,78	
वर्ष के दौरान कटौतियाँ Deductions during the year	7,40,40		1,48,03	
अद्यतन अवक्षयण Depreciation to date	896,26,56	1367,96,17	799,97,91	1334,15,06
II. अन्य स्थिर आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	10838,09,70		9526,84,04	
वर्ष के दौरान परिवर्धन Additions during the year	1922,68,12		1421,52,17	
वर्ष के दौरान कटौतियाँ Deductions during the year	114,32,96		110,26,51	
अद्यतन अवक्षयण Depreciation to date	8486,73,68	4159,71,18	7240,58,35	3597,51,35
III. क. पट्टाकृत आस्तियाँ Leased Assets				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1091,73,13		1104,41,79	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	115,45,30		12,68,66	
प्रावधानों सहित अद्यतन अवक्षयण Depreciation to date including provisions	971,30,75		1083,79,61	
	4,97,08		7,93,52	
घटाएँ: पट्टा समायोजन और प्रावधान Less: Lease adjustment and provisions	4,77,89	19,19	2,93,24	5,00,28
IV. निर्माणाधीन आस्तियां Assets under Construction		486,02,70		286,81,06
योग TOTAL		**6013,89,24**		**5223,47,75**

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
(i) अंतर-बैंक समायोजन (निवल) Inter Bank adjustments	5,93,06	15,15
(ii) अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	1784,13,90	3475,61,14
(iii) प्रोद्भूत ब्याज Interest accrued	10647,51,07	9563,38,80
(iv) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	5907,28,97	5504,25,48
(v) लेखन-सामग्री और स्टांप Stationery and stamps	158,00,96	122,99,35
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	20,43,65	10,13,46
(vii) आस्थगित कर आस्ति (निवल) Deferred tax asset (net)	3433,72,04	2008,08,98
(viii) अन्य Others #	28068,26,26	31062,11,09
योग TOTAL	**50025,29,91**	**51746,73,45**

समेकन आधार पर साख रु. 768,52.56 हजार शामिल है (पिछले वर्ष रु. 610,14.42 हजार)
Includes Goodwill on consolidation Rs. 768,52,56 thousand (P. Y. Rs. 610,14,42 thousand)

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2010 (Current Year)	31.3.2009 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2009 (Previous Year)
	रु. Rs.	रु. Rs.
I. ऋण के रूप में स्वीकार नहीं किए गए बैंक के विरुद्ध दावे Claims against the bank not acknowledged as debts	1045,19,90	2554,83,30
II. अंशत: संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	3,11,88	3,11,88
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	352036,36,51	391348,20,03
IV. ग्राहकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	81165,35,89	61860,94,46
(ख) भारत के बाहर (b) Outside India	37244,70,30	27187,75,11
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	140616,70,35	125739,26,06
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी हैं Other items for which the banks are contingently liable	85183,67,21	251991,97,37
योग TOTAL	**697295,12,04**	**860686,08,21**
संग्रहण के लिए बिल Bills for collection	**56491,42,87**	**49938,35,27**

31 मार्च 2010 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	100080,73,19	91667,01,54
अन्य आय Other Income	14	33771,09,50	21426,08,43
योग TOTAL		**133851,82,69**	**113093,09,97**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	66637,50,87	62626,46,55
प्रचालन व्यय Operating expenses	16	42415,39,44	26571,72,02
प्रावधान और आकस्मिक व्यय Provisions and contingencies		12785,28,54	12721,84,79
योग TOTAL		**121838,18,85**	**101920,03,36**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		12013,63,84	11173,06,61
घटाएं : अल्पांश हित Less: Minority Interest		279,80,61	217,77,95
समूह लाभ Group Profit		11733,83,23	10955,28,66
जोड़ें : समूह को देय अग्रनीत लाभ Add: Brought forward Profit attributable to the group		215,99,68	87,74,19
योग TOTAL		**11949,82,91**	**11043,02,85**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves		7153,61,49	5986,94,49
अन्य आरक्षितियों को अंतरण Transfer to Other Reserves		2511,47,09	2689,27,66
लाभांश Dividend		1904,64,79	1841,15,26
लाभांश पर कर Tax on Dividend		321,51,39	309,65,76
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried over to Balance Sheet		58,58,15	215,99,68
योग TOTAL		**11949,82,91**	**11043,02,85**
प्रति शेयर मूल आय / Basic earnings per share		Rs. 184.82	Rs. 172.68
प्रति शेयर न्यूनीकृत आय / Diluted earnings per share		Rs. 184.82	Rs. 172.68
प्रमुख लेखा नीतियाँ / Principal Accounting Policies	17		
लेखा-टिप्पणियाँ / Notes on Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	72298,73,90	67285,11,86
II.	विनिधानों पर आय Income on investments	24614,07,39	22079,30,66
III.	भारतीय रिज़र्व बैंक के पास जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1826,54,18	1708,73,56
IV.	अन्य Others	1341,37,72	593,85,46
	योग TOTAL	**100080,73,19**	**91667,01,54**

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	11858,71,93	9722,27,84
II.	विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	4930,43,83	1758,03,89
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ (निवल) Profit on revaluation of investments (Net)	3022,98,14	(629,25,09)
IV.	पट्टाकृत आस्तियों सहित भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets including leased assets (Net)	(9,94,81)	(4,20,67)
V.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	1866,60,70	1460,73,34
VI.	भारत/विदेश स्थित संयुक्त उद्यमों से प्राप्त लाभांश Dividends from Associates in India/abroad	15,08,77	13,10,43
VII.	वित्तीय पट्टों से आय Income from financial Lease	10,41,72	31,38,72
VIII.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/service fees	191,09,14	266,86,43
IX.	जीवन बीमा प्रीमियम Life Insurance Premium	9920,39,38	7202,38,85
X.	सहयोगियों से आय का हिस्सा Share of earnings from associates	214,43,49	(13,64,06)
XI.	विविध आय Miscellaneous Income	1750,87,21	1618,38,75
	योग TOTAL	**33771,09,50**	**21426,08,43**

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
		रु. Rs.	रु. Rs.
I.	निक्षेपों पर ब्याज Interest on deposits	61080,61,30	55422,48,03
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	1405,98,91	3116,10,37
III.	अन्य Others	4150,90,66	4087,88,15
	योग TOTAL	**66637,50,87**	**62626,46,55**

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	16331,06,44	12997,19,40
II.	भाटक, कर और रोशनी Rent, taxes and lighting	2136,15,35	1780,92,54
III.	मुद्रण और लेखन-सामग्री Printing and stationery	313,00,59	303,44,90
IV.	विज्ञापन और प्रचार Advertisement and publicity	337,72,66	336,76,05
V.	(क) पट्टाकृत आस्तियों पर मूल्यह्रास (a) Depreciation on Leased Assets	4,23,71	25,86,74
	(ख) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (b) Depreciation on Bank's property (Other than Leased Assets)	1317,32,76	898,59,44
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	8,10,41	5,59,52
VII.	लेखा-परीक्षकों की फीस और व्यय (शाखा लेखा-परीक्षकों सहित) Auditors' fees and expenses (including branch auditors)	173,78,88	162,25,44
VIII.	विधि प्रभार Law charges	129,80,19	101,42,14
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	408,54,22	361,09,96
X.	मरम्मत और अनुरक्षण Repairs and maintenance	415,85,45	239,51,20
XI.	बीमा Insurance	940,66,25	770,68,21
XII.	आस्थगित आय व्यय का परिशोधन Amortization of deferred revenue expenditure	6,90,26	5,83,24
XIII.	क्रेडिट कार्ड प्रचालन से संबंधित परिचालन व्यय Operating Expenses relating to Credit Card operations...	231,90,39	176,17,52
XIV.	जीवन बीमा से संबंधित परिचालन व्यय Operating Expenses relating to Life Insurance	14171,28,75	4638,63,45
XV.	अन्य व्यय Other expenditure	5489,03,13	3767,72,27
	योग TOTAL	**42415,39,44**	**26571,72,02**

अनुसूची 17
प्रमुख लेखाकरण नीतियाँ :

क. तैयार करने का आधार :

संलग्न वित्तीय विवरण अवधिगत लागत आधार पर, डेरीवेटिव्स और विदेशी मुद्रा लेन-देनों के लिए यथा आशोधित, जैसा कि नीचे भाग "ग" में वर्णित है, तैयार किए गए हैं। वे भारत में सामान्यत: मान्य लेखाकरण-सिद्धांतों (जीएएपी) के अनुरूप हैं और इनमें विनियामक प्राधिकरणों, भारतीय रिज़र्व बैंक, बीमा विनियामक एवं विकास प्राधिकरण, कंपनी अधिनियम 1956 के सांविधिक प्रावधान, दिशा निर्देश, लेखा मानक/भारतीय सनदी लेखाकार संस्थान द्वारा जारी मार्गदर्शी टिप्पणियाँ और भारत में प्रचलित प्रथाएँ शामिल हैं।

प्राक्कलनों का प्रयोग

वित्तीय विवरणों को तैयार करने में प्रबंधन को, वित्तीय विवरणों की तिथि को - आस्तियों और देयताओं, (इसमें आकस्मिक देयताएँ सम्मिलित हैं) की सूचित राशियाँ तथा सूचना अवधि के दौरान सूचित आय एवं व्यय में प्रतिफलित प्राक्कलन और पूर्वानुमान करने की आवश्यकता होती है। प्रबंधन का यह मानना है कि वित्तीय विवरणों को तैयार करने में प्रयुक्त प्राक्कलन विवेकपूर्ण और यथोचित हैं। भावी परिणाम इन प्राक्कलनों से अलग हो सकते हैं। लेखाकरण प्राक्कलनों में किसी संशोधन का वर्तमान और भविष्यगत अवधियों के लिए भविष्यलक्षी प्रभाव से अभिज्ञान किया गया है।

ख. समेकन का आधार:

समूह ***(जिसमें 29 अनुषंगियाँ, 6 संयुक्त उद्यम और 26 सहयोगी शामिल हैं)*** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए हैं :

क. भारतीय स्टेट बैंक के लेखा परीक्षित खाते (मूल कंपनी)।

ख. भारतीय सनदी लेखाकार संस्थान के द्वारा "समेकित वित्तीय विवरण" के लिए जारी लेखा मानक 21 के अनुसार सभी अंतः समूह भौतिक बकाया/लेनदेन, गैर वसूलीकृत लाभ/हानि को अलग करके तथा असमरूप लेखा नीतियों के लिए जहां आवश्यक हुआ है वहां आवश्यक समायोजन करने के उपरांत अनुषंगियों की आस्ति/देयता/आय/व्यय का मूल (मूल कंपनी) की इन्हीं मदों से क्रमशः अक्षरशः समेकन किया गया है।

ग. संयुक्त उद्यमों का समेकन : भारतीय सनदी लेखाकार संस्थान के 'संयुक्त उद्यमों में हितों पर वित्तीय सूचना से संबंधित लेखा मानक-27 के अनुसार "समानुपातिक समेकन" किया गया है।

घ. "सहयोगियों" में किए गए निवेश का लेखाकरण "ईक्विटी-पद्धति" के अंतर्गत भारतीय सनदी लेखाकार संस्थान के "समेकित वित्तीय विवरण में सहयोगियों में निवेश हेतु लेखाकरण से संबंधित लेखा मानक 23 के अनुसार किया गया है।

2. अनुषंगी कंपनियों में समूह के निवेश की लागत तथा अनुषंगियों की ईक्विटी में समूह के अंश के बीच के अंतर को वित्तीय विवरणों में साख/पूंजी आरक्षिती के रूप में दिखाया गया है।

3. समेकित अनुषंगियों की निवल आस्तियों में अल्पांश हित निम्नवत है:

क. जिस तिथि को किसी अनुषंगी में निवेश किया गया है, उस तिथि को अल्पांश हित की ईक्विटी-राशि. और

ख. मूल कंपनी और अनुषंगी के संबंध स्थापित होने की तिथि से आय आरक्षितियों/हानि (इक्विटी) में अल्पांश-शेयर का उतार-चढ़ाव।

ग. प्रमुख लेखा नीतियाँ

1. आय निर्धारण

1.1 निम्नांकित को छोड़कर आय और व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. बैंक के विदेश स्थित कार्यालयों के संबंध में आय का अभिज्ञान उस देश के स्थानीय कानून के अनुसार किया गया है, जिस देश में वह कार्यालय स्थित है।

SCHEDULE 17
PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise of statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act 1956, Accounting Standards (AS)/Guidance Notes issued by the Institute of Chartered Accountants of India (ICAI) and the prevalent accounting practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

1. Consolidated financial statements of the Group **(comprising of 29 subsidiaries, 6 Joint Ventures and 26 Associates)** have been prepared on the basis of:
   a. Audited accounts of State Bank of India (Parent).
   b. Line by line aggregation of each item of asset/liability/income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per AS 21 "Consolidated Financial Statements" issued by the ICAI.
   c. Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 "Financial Reporting of Interests in Joint Ventures" of the ICAI.
   d. Accounting for investment in 'Associates' under the 'Equity Method' as per AS 23 "Accounting for Investments in Associates in Consolidated Financial Statements" of the ICAI.
2. The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.
3. Minority interest in the net assets of the consolidated subsidiaries consists of:
   a. The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and
   b. The minority share of movements in revenue reserves/loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of foreign entities, income is recognised as per the local laws of the country in which the respective foreign entities are located.

1.2 निम्नलिखित को छोड़कर लाभ और हानि खाते में निर्धारण प्रोद्भवन आधार पर किया जाता है (i) अग्रिमों, पट्टों और विनिधानों से समाविष्ट अनर्जक आस्तियों से आय, जिसका निर्धारण भारतीय रिज़र्व बैंक / संबंधित देश के विनियामकों (इसके पश्चात् सामूहिक रूप से विनियामक प्राधिकरण कहलाएंगे) द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार वसूली आधार पर किया जाता है, (ii) विनिधानों की आवेदन-राशि पर ब्याज, (iii) विनिधानों तथा बट्टाकृत बिलों पर अतिदेय ब्याज (iv) रुपया डेरीवेटिव्स पर आय "ट्रेडिंग" के रूप में नामित।

1.3 विनिधानों की बिक्री पर होने वाले लाभ / हानि को "विनिधानों की बिक्री पर लाभ/हानि" खाते में जमा/नामे किया गया है और उसके पश्चात् "परिपक्वता के लिए रखे गए" श्रेणी के विनिधानों की बिक्री पर होने वाले लाभ को (प्रयोज्य करों को घटाने के बाद) पूँजी आरक्षित खाते में समायोजित किया गया है। बिक्री पर हुई हानि को लाभ एवं हानि खाते में शामिल किया जाएगा।

1.4 वित्त पट्टों से हुई आय का परिकलन प्राथमिक पट्टा अवधि से अधिक अवधि के पट्टे पर बकाया निवल विनिधान के पट्टे में अन्तर्निहित ब्याज दर का उपयोग करके किया गया है। 01 अप्रैल, 2001 से प्रभावी पट्टों को पट्टे में निवल विनिधान के समान राशि के अग्रिम के रूप में लेखे में लिया गया है। पट्टा किरायों का मूल राशि और वित्त आय में प्रभाजन वित्त पट्टों से सम्बद्ध बकाया निवल प्रावधानों के नियत आवधिक प्रतिफल के परावर्ती स्वरूप के आधार पर किया गया है। मूल राशि का उपयोग पट्टे में निवल विनिधान राशि को घटाने के लिए किया गया है और वित्त आय को ब्याज आय के रूप में रिपोर्ट किया गया है।

1.5 "परिपक्वता के लिए रखे गए" श्रेणी में विनिधान पर आय (ब्याज को छोड़कर) को अंकित मूल्य की तुलना में बट्टाकृत मूल्य पर निम्नानुसार अभिज्ञान में लिया गया है :

i) ब्याज-प्राप्त करने वाली प्रतिभूतियों के संदर्भ में इसे बिक्री / शोधन के समय अभिज्ञान में लिया गया है।

ii) शून्य-कूपन प्रतिभूतियों पर, इसे प्रतिभूति की शेष अवधि के लिए नियत आय आधार पर लेखे में लिया गया है।

1.6 जहाँ लाभांश प्राप्त करने का अधिकार सिद्ध होता है वहाँ लाभांश को प्रोद्भवन आधार पर लेखे में लिया गया है।

1.7 (i) आस्थगित भुगतान गारंटियों पर गारंटी कमीशन का आकलन गारंटी की पूरी अवधि के लिए किया गया है और (ii) सरकारी व्यवसाय पर कमीशन का निर्धारण प्रोद्भवन आधार पर किया गया है। इन दोनों को छोड़कर अन्य सभी कमीशन और शुल्क - आय का निर्धारण वसूली के बाद किया गया है।

1.8 गैर-बैंकिंग इकाइयां

मर्चेंट बैंकिंग:

क. ग्राहक के साथ हुए करार के अनुसार निर्गम-प्रबंधन और परामर्श शुल्क को शामिल किया गया है।

ख. सुपुर्द नियत-कार्य के पूरा होने के बाद निजी नियोजन शुल्क को शामिल किया गया है।

ग. सार्वजनिक निर्गम से संबंधित हामीदारी-कमीशन को सार्वजनिक निर्गम के आबंटन प्रक्रिया के पूर्ण होने के पश्चात लेखे में लिया गया है।

घ. सार्वजनिक निर्गम/म्यूचुअल फंड/अन्य प्रतिभूतियों से संबंधित दलाली आय को-ग्राहक/बिचौलियों से संग्रहण/सूचना प्राप्त होने के बाद लेखे में लिया गया है।

ङ शेयर दलाली कार्यकलाप से संबंधित दलाली आय को लेनदेन करने की तिथि पर शामिल किया गया है और उसमें स्टाम्प शुल्क एवं लेनदेन व्यय शामिल हैं।

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit / Loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognised in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.

ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 Non-banking entities

Merchant Banking:

a. Issue management and advisory fees are recognised as per the terms of agreement with the client.

b. Fees for private placement are recognised on completion of assignment.

c. Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.

d. Brokerage income relating to public issues/mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/ intermediaries.

e. Brokerage income in relation to stock broking activity is recognized on the trade date of transactions and includes stamp duty and transaction charges.

आस्ति प्रबंधन:

क. संबंधित योजनाओं में सहमत विशिष्ट दरों पर प्रबंधन शुल्क को अभिज्ञान में लिया गया है। इन दरों को प्रत्येक योजना की निवल आस्ति के दैनिक औसत आधार पर लगाया गया है (इसमें जहाँ लागू हो अंतर-योजना विनिधान और संबंधित योजनाओं में कंपनी द्वारा किए गए विनिधानों को नहीं शामिल किया गया है।) और यह सेबी (म्यूचुअल-फंड) विनियम 1996 द्वारा निर्धारित सीमाओं के अनुरूप है।

ख. संविदा शर्तो के अनुसार, संविभाग सलाहकार सेवाओं से प्राप्त आय को प्रोद्भवन आधार पर शामिल किया गया है।

ग. प्रत्याभूत घाटा-योजनाओं से होने वाली वसूली जिसे पहले व्यय माना गया था. को प्राप्ति के वर्ष में आय के रूप में माना गया है।

घ. योजना व्ययः निर्धारित दर से अधिक योजना व्ययों को लाभ और हानि खाते में प्रभारित किया गया है।

ङ प्रतिस्थापन अधिकार के अंतर्गत कंपनी द्वारा अभिगृहीत योजनाओं के अंतरित निवेश की वसूली प्राप्ति आधार पर लेखे में ली गई है।

क्रेडिट कार्ड परिचालन :

क. सदस्यता ग्रहण शुल्क तथा प्रथम वार्षिक शुल्क को एक वर्ष की अवधि के लिए निर्धारित किया गया है क्योंकि यह ज्यादा सटीक ढंग से उस अवधि को दर्शाती है, जिससे शुल्क संबंधित है।

ख. इंटरचेंज आय को प्रोद्भवन आधार पर हिसाब में लिया गया है।

ग. सभी अन्य सेवा शुल्क संबंधित लेनदेन के समय दर्ज किए जाते हैं।

फैक्टरिंग :

अनर्जक परिसंपत्तियों, जहाँ वसूली होने पर आय को हिसाब में लिया जाता है, के मामले को छोड़कर फैक्टरिंग सेवा शुल्कों को प्रोद्भवन आधार पर हिसाब में लिया जाता है। कंपनी द्वारा फैक्टरिंग/वित्तीयन सीमाओं की स्वीकृति के बाद प्रक्रिया शुल्क प्रोद्भूत होते है।

जीवन बीमा:

क. पॉलिसी धारकों से देय होने पर, जीवन बीमा प्रीमियम (सेवाकर को घटाने के बाद) को आय के रूप में लिया जाता है। कालातीत पॉलिसियों को जब तक पुनःप्रवर्तित नहीं किया जाता, तब तक ऐसी पॉलिसियों के वसूल न किए गए प्रीमियम को हिसाब में नहीं लिया जाता है। लिंक्ड व्यवसाय के मामले में एसोसिएटेड इकाइयों के आबंटन के समय प्रीमियम आय का निर्धारण किया जाता है।

ख. पुनर्बीमा पर प्राप्त प्रीमियम को पुनर्बीमाकर्ता के साथ हुई संधि अथवा सैद्धांतिक व्यवस्था की शर्तों के अनुसार हिसाब में लिया जाता है।

ग. मृत्यु से संबंधित जीवन बीमा दावों की सूचना प्राप्त होने पर उन्हें हिसाब में लिया जाता है। वर्ष के अंत तक की सूचनाओं पर ऐसे दावों की गणना के लिए विचार किया जाता है। परिपक्वता से संबंधित दावों को पॉलिसी की परिपक्वता तिथि को हिसाब में लिया जाता है। वार्षिक लाभों की गणना उस समय की जाती है, जब वे देय होते हैं। अभ्यर्पणों को अधिसूजित किए जाने पर हिसाब में लिया जाता है। जहाँ प्रयोज्य हो, दावा-व्यय में पॉलिसी लाभ एवं दावा निपटान व्यय शामिल होते हैं। पुनर्बीमाकर्ताओं से वसूल की जाने वाली राशियों को संबंधित दावों की अवधि के लिए हिसाब में लिया जाता है और उन्हें दावों से घटाया जाता है।

घ. कमीशन जैसे अभिग्रहण खर्च, चिकित्सा शुल्क आदि ऐसे खर्च हैं जो मुख्य रूप से नए एवं नवीकृत बीमा संविदाओं के अभिग्रहण से संबंधित होते हैं और इनका भुगतान व्यय के समय ही कर दिया जाता है।

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes, applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved investments of schemes acquired by the company in terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee have been recognised over a period of one year as they more closely reflects the period to which the fee relate to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of occurrence of the respective transaction.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring /financing limits by the Company.

Life Insurance:

a. Premium (net of service tax) is recognized as income when due from policyholders. Uncollected premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b. Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c. Claims by death are accounted when intimated. Intimations upto the end of the year are considered for accounting of such claims. Claims by maturity are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are accounted as and when notified. Claims cost consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts recoverable from re-insurers are accounted for in the same period as the related claims and are reduced from claims.

d. Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

ङ. बीमा पालिसियों के लिए देयता : सभी जीवन बीमा पालिसियों की बीमांकिक देयता की गणना- इंस्टीट्यूट ऑफ एक्चूअरीज़ ऑफ इंडिया द्वारा निर्धारित दिशा निर्देशों के अनुसार -नियुक्त किए गए एक्चुअरी द्वारा की जाती है ।

पेंशन निधि परिचालन :

क. प्रबंधन शुल्क को कंपनी और एनपीएस न्यासियों के बीच हुए निवेश प्रबंधन करार (आइएमए) के अनुसार तैयार की गई संबद्ध योजनाओं में निर्दिष्ट सहमत दरों पर प्रोद्भूत आधार पर शामिल किया गया है। जहाँ कहीं सेवा कर की वसूली की गई, वहाँ उसे आय में सेवा कर को शामिल नहीं किया गया है।

ख. विनिधानों की बिक्री पर लाभ / हानि को लेनदेन तिथि आधार पर शामिल किया गया है।

म्यूचुअल फण्ड न्यासी परिचालन :

न्यासधारिता शुल्कों / प्रबंधन शुल्कों को कंपनियों के बीच हुई संविदा की संबंधित शर्तों के अनुसार प्रोद्भूत आधार पर शामिल किया गया है।

2. विनिधान

विनिधानों को वर्तमान विनियामक दिशानिर्देशों के अनुसार लेखे में लिया गया है। बैंक अपने विनिधानों को लेखे में लेने के लिए व्यवसाय-तिथि पद्धति अपनाता है।

2.1 वर्गीकरण

विनिधानों का 3 श्रेणियों यथा - 'परिपक्वता के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'व्यवसाय के लिए रखे गए' (इसके पश्चात् इन्हें श्रेणियाँ कहा जाएगा) में वर्गीकृत किया गया है । इन श्रेणियों में से प्रत्येक श्रेणी के अन्तर्गत विनिधानों को पुन: निम्नानुसार छह समूहों में वर्गीकृत किया गया है ।

i. सरकारी प्रतिभूतियाँ,
ii. अन्य अनुमोदित प्रतिभूतियाँ,
iii. शेयर,
iv. डिबेंचर और बांड,
v. अनुषंगी/संयुक्त उद्यम तथा
vi. अन्य

2.2 वर्गीकरण का आधार :

i. उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जिन्हें बैंक द्वारा परिपक्वता तक रखा जाता है।

ii. उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जिन्हें क्रय तिथि से 90 दिनों के भीतर सिद्धांतत: पुनर्विक्रय हेतु रखा जाता है।

iii. जिन विनिधानों को उपर्युक्त दो श्रेणियों में वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' श्रेणी के रूप में वर्गीकृत किया गया है।

iv. किसी विनिधान को इसके क्रय के समय 'परिपक्वता के लिए रखे गए', 'विक्रय के लिए उपलब्ध' या 'व्यवसाय के लिए रखे गए' श्रेणियों में वर्गीकृत किया गया है और उसके पश्चात् श्रेणियों में परस्पर परिवर्तन विनियामक दिशानिर्देशों के अनुरूप किया गया हैं।

2.3 मूल्यन :

i. किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

क अभिदानों पर प्राप्त दलाली / कमीशन को लागत में से घटा दिया गया है।

ख विनिधानों के अभिग्रहण के संबंध में प्रदत्त दलाली, कमीशन प्रतिभूति लेनदेन कर आदि का उसी समय व्यय कर दिया गया है और इन्हें लागत में शामिल नहीं किया गया है।

ग ऋण लिखतों पर खंडित अवधि के लिए प्रदत्त/प्राप्त ब्याज को ब्याज व्यय / आय मद के रूप में माना गया है और इन्हें लागत/बिक्री प्रतिफल में शामिल नहीं किया गया है।

e. Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

Pension Fund Operation:

a. Management fees is recognized at specified rates agreed with the relevant schemes calculated as per the Investment Management Agreement (IMA) entered into between the Company and NPS Trustees, on accrual basis. Revenue excludes Service Tax, wherever recovered.

b. Profit/loss on sale of investments is recognized on trade date basis.

Mutual Fund Trustee Operation:

Trusteeship fees / management fees are recognised on an accrual basis in accordance with the respective terms of contract between the Companies.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,
ii. Other Approved Securities,
iii. Shares,
iv. Debentures and Bonds,
v. Subsidiaries/Joint ventures and
vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 Valuation:

i. In determining the acquisition cost of an investment:

a. Brokerage/commission received on subscriptions is reduced from the cost.

b. Brokerage, commission, securities transaction tax, etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

c. Broken period interest paid / received on debt instruments is treated as interest expense/ income and is excluded from the cost/sale consideration.

घ लागत का निर्धारण भारित औसत लागत प्रणाली के अनुसार किया गया है।

ङ उपरोक्त तीन श्रेणियों में प्रतिभूति के अंतरण को अंतरण की तिथि पर न्यूनतम अभिग्रहण लागत/बही मूल्य/बाजार मूल्य के अनुसार लेखे में लिया गया है, और ऐसे अंतरण पर हुए मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है।

ii. राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन अग्रानीत व्यय आधार पर किया गया है।

iii. **'परिपक्वता के लिए रखे गए' श्रेणी :** 'परिपक्वता के लिए रखे गए' प्रत्येक स्क्रिप को अभिग्रहण लागत पर लिया गया है और यदि उसे अंकित मूल्य पर अभिगृहीत किया गया है तो उसे परिशोधित लागत पर लिया गया है. किसी अभिग्रहीत प्रीमियम को नियत आय आधार पर प्रतिभूति की बची हुई परिपक्वता अवधि में परिशोधित किया गया है। ऐसे प्रीमियम के परिशोधन को 'विनिधानों पर ब्याज' शीर्ष के अन्तर्गत आय के सापेक्ष समायोजित किया गया है। अस्थायी के अतिरिक्त ह्रास के लिए प्रावधान किया गया है। क्षेत्रीय ग्रामीण बैंकों में लिए गए विनिधानों का मूल्यन भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार ईक्विटी लागत पर किया गया है।

iv. **विक्रय के लिए उपलब्ध तथा व्यवसाय के लिए रखी गई श्रेणियाँ :** उपरोक्त दोनों श्रेणियों के प्रत्येक स्क्रिप का पुनर्मूल्यन विनियामक दिशा-निर्देशों के अनुसार निर्धारित बाजार मूल्य या उचित मूल्य के अनुसार किया गया है और प्रत्येक श्रेणी से सम्बद्ध प्रत्येक समूह के निवल मूल्यह्रास का प्रावधान किया गया है और निवल मूल्यवृद्धि को लेखे में नहीं लिया गया है। मूल्यह्रास का प्रावधान होने पर प्रत्येक प्रतिभूति का बही मूल्य बाजार के बही - मूल्य के अनुसार अंकन के पश्चात अपरिवर्तित रहा है।

v. आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का मूल्यन गैर-सांविधिक चलनिधि अनुपात (नॉन-एसएलआर) लिखतों पर लागू दिशा-निर्देशों के अनुसार किया गया है। तदनुसार, उन मामलों में जहाँ आस्ति पुनर्निर्माण कंपनी द्वारा जारी प्रतिभूति रसीदों का परिशोधन तत्सम्बद्ध योजना के लिखतों के लिए आबंटित वित्तीय आस्तियों की वास्तविक वसूली के अनुसार किया गया है, वहाँ निवल आस्ति मूल्य, आस्ति पुनर्निर्माण कंपनी से प्राप्त, की गणना ऐसे विनिधानों के मूल्यन के लिए की गई है।

vi. देशी कार्यालयों के संबंध में भारतीय रिज़र्व बैंक के तथा विदेश स्थित कार्यालयों के संबंध में उस देश के विनियामकों के दिशा-निर्देशों के आधार पर विनिधानों को अर्जक और अनर्जक श्रेणियों में विभाजित किया गया है। देशी कार्यालयों के विनिधान निम्नलिखित स्थितियों में अनर्जक हो जाते हैं :

क. ब्याज/किस्त (परिपक्वता राशि सहित) देय है और 90 दिनों से अधिक अवधि के लिए बकाया हैं।

ख. इक्विटी शेयरों के संबंध में, जहाँ अद्यतन तुलनपत्र की अनुपलब्धता के कारण किसी कंपनी के शेयरों को रु. 1 प्रति कंपनी मूल्य प्रदान किया गया है - ऐसे इक्विटी शेयरों को अनर्जक विनिधान माना जाएगा।

ग. यदि जारीकर्ता द्वारा ली गई कोई ऋण-सुविधा बैंक - बही में अनर्जक आस्ति हो गई है, तो ऐसी स्थिति में उसी जारीकर्ता द्वारा जारी किसी भी प्रतिभूति में विनिधान को और जारीकर्ता द्वारा विनिधान को अनर्जक विनिधान माना जाएगा।

घ. उपर्युक्त, शर्त आवश्यक परिवर्तनों के साथ उन प्रिफरेन्स शेयरों पर भी लागू होगी, जहाँ निर्धारित लाभांश का भुगतान नहीं किया गया है।

d. Cost is determined on the weighted average cost method.

e. The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/ market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost**.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with AS 23 of the ICAI.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign entities. Investments of domestic offices become non performing where:

a. Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b. In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c. If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d. The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

ङ ऐसे डिबेंचरों / बांडों में विनिधान जिन्हें अग्रिम की प्रकृति के विनिधान माना जाता है, उन पर अनर्जक विनिधान के वही मानदंड लगेंगे जो विनिधानों पर लागू होते हैं।

च. विदेशी इकाइयों के अनर्जक विनिधानों के संबंध में प्रावधान-स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में से जो अधिक हो, उसके अनुसार किया गया है।

vii. रिपो तथा प्रत्यावर्तित रिपो लेनदेन (भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन लेनदेन के अलावा) को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारित "समान लेखाकरण कार्यविधि" को अपनाया है. तदनुसार, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय / क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों के लेखे में लिया गया है तथा इन प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है। लागत एवं आय को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है। रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है।

viii. भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय / बिक्री की गई प्रतिभूतियों को विनिधान खाते में नामे/ जमा किया गया है और उनको लेनदेन की परिपक्वता की तिथि पर प्रत्यावर्तित किया गया है। उन पर व्यय / अर्जित ब्याज को व्यय/आय के रूप में लेखे में लिया गया है।

3. ऋण/अग्रिम और उन पर प्रावधान

3.1 ऋणों और अग्रिमों का वर्गीकरण भारतीय रिज़र्व बैंक द्वारा जारी दिशानिर्देशों के आधार पर अर्जक और अनर्जक ऋणों और अग्रिमों के रूप में किया गया है। ऋण आस्तियाँ उन मामलों में अनर्जक बन गई हैं, जहाँ:

i. सावधि ऋण के संबंध में, ब्याज और/अथवा मूलधन की किस्त 90 दिनों से अधिक अवधि के लिए अतिदेय रहती है;

ii. ओवरड्राफ्ट या नकदी-ऋण अग्रिम के संबंध में खाता "असंगत" ("आउट ऑफ आर्डर") रहता है, अर्थात् यदि बकाया शेष राशि लगातार 90 दिनों की अवधि के लिए संस्वीकृत सीमा /आहरण प्राधिकार से अधिक हो जाती है, या कोई भी राशि तुलनपत्र की तिथि को लगातार 90 दिनों के लिए जमा नहीं है अथवा ये जमाराशियाँ उसी अवधि के दौरान देय ब्याज का भुगतान करने के लिए अपर्याप्त हैं;

iii. क्रय किए गए/बट्टाकृत बिलों के संबंध में, बिल 90 दिनों की अवधि से अधिक अतिदेय रहते हैं;

iv. कृषि अग्रिमों के संबंध में, अल्पावधि फसलों के लिए जहाँ मूलधन की किस्त या ब्याज 2 फसल-ऋतुओं के लिए अतिदेय रहते हैं;

v. कृषि अग्रिमों के संबंध में, दीर्घावधि फसलों के लिए जहाँ मूलधन या ब्याज एक फसल -ऋतु के लिए अतिदेय रहते हैं।

3.2 अनर्जक अग्रिमों को भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित मानदंडों के आधार पर अव-मानक, संदिग्ध और हानिप्रद आस्तियों में वर्गीकृत किया गया है:

i. अव-मानक : कोई ऋण आस्ति, जो 12 महीनों या उससे कम अवधि के लिए अनर्जक रह गई है।

ii. संदिग्ध : कोई ऋण आस्ति, जो 12 महीनों की अवधि के लिए अव-मानक श्रेणी में रह गई है।

iii. हानिप्रद : कोई ऋण आस्ति, जिसमें हानि का अभिज्ञान हो गया है किंतु उस राशि को पूर्णतया बट्टे खाते में नहीं डाला गया है।

e. The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f. In respect of foreign entities, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/ income, as the case may be. Balance in Repo/ Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 अनर्जक आस्तियों के लिए प्रावधान विनियामक प्राधिकरणों द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार किए गए हैं और ये भारतीय रिज़र्व बैंक द्वारा निर्धारित निम्नलिखित न्यूनतम प्रावधान मानदंड के अधीन किए गए हैं:

अव-मानक आस्तियाँ : i. 10% का सामान्य प्रावधान

ii. उन ऋण जोखिमों के लिए, जो प्रारंभ से ही अप्रतिभूत हैं, 10% का अतिरिक्त प्रावधान (जहाँ प्रतिभूति का वसूली - मूल्य शुरू से ही 10% से अधिक नहीं है)

संदिग्ध आस्तियाँ :

प्रतिभूत भाग : i. एक वर्ष तक - 20%

ii. एक से तीन वर्ष तक - 30%

iii. तीन वर्ष से अधिक 100%

– अप्रतिभूत भाग : 100%

हानिप्रद आस्तियाँ : 100%

3.4 विदेश स्थित कार्यालयों के अनर्जक अग्रिमों के संबंध में प्रावधान -स्थानीय विनियमों अथवा भारतीय रिज़र्व बैंक के मानदंडों में से जो अधिक था, उसके अनुसार किया गया है।

3.5 अनर्जक आस्तियों के विक्रय को भारतीय रिज़र्व बैंक द्वारा निर्धारित दिशा - निर्देशों के अनुसार लेखे में लिया गया है, जिसमें किसी घाटे (जहाँ विक्रय मूल्य निवल बही मूल्य से कम है) के लिए प्रावधान किया जाना आवश्यक है, जबकि अधिशेष को (जहाँ विक्रय मूल्य निवल बही मूल्य से ज्यादा है) को शामिल नहीं किया गया है। निवल बही मूल्य रखे गए विशिष्ट प्रावधान तथा भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों में से घटाने पर बकाया है।

3.6 अग्रिमों में से विशिष्ट ऋण पर किए गए हानिप्रद प्रावधानों, अप्राप्त ब्याज, भारतीय निर्यात ऋण गारंटी निगम (ईसीजीसी) के प्राप्त दावों और बट्टाकृत बिलों को घटा दिया गया है।

3.7 पुनर्संरचनागत / पुन: निर्धारित आस्तियों के लिए प्रावधान भारतीय रिज़र्व बैंक द्वारा जारी दिशा -निर्देशों के अनुसार किए गए हैं, जिसके अनुरूप मूल ऋण करार के अनुसार भविष्यगत बकाया ब्याज के वर्तमान मूल्य की पुनर्संरचित पैकेज के अंतर्गत संभावित ब्याज - आय से तुलना करने के बाद उक्त राशि की अनर्जक आस्तियों के लिए किए गए प्रावधान के अतिरिक्त प्रावधान किया जाएगा। उपर्युक्त के कारण होने वाले उत्सर्जित ब्याज के प्रावधान को अग्रिम से घटाया गया है।

3.8 अनर्जक आस्तियों के रूप में वर्गीकृत ऋण खातों के मामले में, विनियामकों द्वारा निर्धारित दिशा-निर्देशों के अनुरूप होने पर ही किसी खाते को अर्जक खाते के रूप में पुनर्वर्गीकृत किया जा सकता है।

3.9 पूर्ववर्ती वर्षों में बट्टे खाते में डाले गए ऋणों के सापेक्ष वसूली गई राशि का निर्धारण राजस्व के रूप में किया गया है।

3.10 पिछले वर्ष अग्रिमों के संदर्भ में हिसाब में लिए गए ऐसे गैर-वसूलीकृत ब्याज जो चालू वर्ष के दौरान अनर्जक हो गए हैं, उनके लिए प्रावधान किया गया है।

3.11 अनर्जक आस्तियों पर विशिष्ट प्रावधान के अतिरिक्त, भारतीय रिज़र्व बैंक द्वारा निर्धारित वर्तमान दिशा-निर्देशों के अनुसार मानक आस्तियों के लिए सामान्य प्रावधान भी किए गए हैं। निवल अनर्जक आस्तियों की स्थिति की जानकारी के लिए मानक आस्तियों पर प्रावधानों को गणना में शामिल नहीं किया गया है। ये प्रावधान तुलनपत्र की अनुसूची 5 के 'अन्य देयताएँ और प्रावधान - अन्य' शीर्ष के अंतर्गत प्रदर्शित हैं।

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets: i. A general provision of 10%

ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)

Doubtful Assets:

– Secured portion: i. Upto one year – 20%

ii. One to three years – 30%

iii. More than three years – 100%

– Unsecured portion 100%

Loss Assets: 100%

3.4 In respect of foreign entities, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. **अस्थायी प्रावधान**

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार, बैंक में अग्रिमों, विनिधानों और सामान्य प्रयोजन के लिए अलग-अलग अस्थायी प्रावधान बनाने और उनका उपयोग करने की अनुमोदित नीति है। सृजित किए जानेवाले अस्थायी प्रावधानों की राशि प्रत्येक वित्तीय वर्ष के अंत में निर्धारित की जाती है। अस्थायी प्रावधानों का उपयोग भारतीय रिज़र्व बैंक की पूर्व अनुमति से इस नीति में निर्दिष्ट की गई असाधारण परिस्थितियों के अंतर्गत आने वाली आकस्मिकताओं के लिए ही किया जाएगा।

5. **बैंकिंग इकाइयों के लिए देशवार ऋण-जोखिम संबंधी प्रावधान:**

आस्ति वर्गीकरण की स्थिति के अनुरूप किए गए विशिष्ट प्रावधान के अतिरिक्त पृथक् देशवार ऋण जोखिम (निजी देश के अलावा) के लिए प्रावधान किए गए हैं। इन देशों का वर्गीकरण सात जोखिम यथा नगण्य, कम, सामान्य, अधिक, अत्यधिक, प्रतिबंधित एवं ऋण में शामिल न होने वाले वर्गों में किया गया है, तथा यह प्रावधान भारतीय रिज़र्व बैंक के वर्तमान दिशा-निर्देशों के अनुसार किया गया है। यदि प्रत्येक देश से संबंधित बैंक का देशवार ऋण जोखिम (निवल) कुल निधिक आस्तियों के 1% से अधिक नहीं है, तो ऐसे देशवार ऋण जोखिम पर कोई प्रावधान नहीं रखा गया है। यह प्रावधान तुलनपत्र की अनुसूची 5 में "अन्य देयताएं एवं प्रावधान-अन्य" के अंतर्गत दर्शाया गया है।

6. **डेरीवेटिव्स :**

6.1 बैंक तुलनपत्र की तुलनपत्र के बाहर की आस्तियों और देयताओं की प्रतिरक्षा के लिए अथवा व्यापार प्रयोजनों हेतु विदेशी मुद्रा विकल्प, ब्याज दर विनिमय, मुद्रा विनिमय और परस्पर मुद्रा ब्याज दर विनिमय तथा वायदा दर करार जैसी डेरीवेटिव्स संविदाएं करता है। तुलनपत्र की आस्तियों एवं देयताओं की प्रतिरक्षा के लिए की गई विनिमय संविदाएं इस ढंग से तैयार की जाती है कि वे तुलनपत्र की अंतर्निहित मदों के साथ प्रतिकूल एवं क्षतिपूर्ति प्रभाव को सहन कर सके। ऐसे डेरीवेटिव्स लिखतों का प्रभाव अंतर्निहित आस्तियों के संचालन के साथ जुड़ा हुआ है और प्रतिरक्षा लेखा सिद्धांतों के अनुसार लेखों में लिया गया है।

6.2 प्रतिरक्षा के रूप में वर्गीकृत डेरीवेटिव्स संविदाएं प्रोद्भूत आधार पर दर्ज की गई है। जब तक अंतर्निहित आस्तियों / देयताओं को भी बाजार मूल्य पर बही में शामिल नहीं कर दिया जाता, तब तक प्रतिरक्षा संविदाओं को बाजार मूल्य पर बही में शामिल नहीं किया जाता है।

6.3 उपर्युक्त को छोड़कर, अन्य सभी डेरीवेटिव्स संविदाएं उद्योग में प्रचलित सामान्यत: स्वीकृत प्रथाओं के अनुसार बाजार मूल्य पर बही में शामिल की गई हैं। बाजार मूल्य पर बही में शामिल किए गए डेरीवेटिव्स संविदाओं के संबंध में, बाजार मूल्य में हुए परिवर्तनों को परिवर्तन की अवधि से लाभ और हानि खाते में दर्शाया गया है। डेरीवेटिव्स संविदाओं के अधीन प्राप्त होने वाली कोई भी राशि 90 दिनों से अधिक अवधि के लिए अतिदेय होती है, तो उसे लाभ और हानि खाते के जरिए प्रत्यावर्तित किया गया है।

6.4 प्रदत्त या प्राप्त विकल्प प्रीमियम को विकल्प की समाप्ति पर लाभ और हानि खाते में दर्ज किया गया है। बेचे गए विकल्पों पर प्राप्त प्रीमियम और खरीदे गए विकल्पों पर प्रदत्त प्रीमियम के शेष को फोरेक्स ओवर दि काउंटर विकल्पों के लिए बाजार मूल्य पर बही में शामिल की जाने वाली राशि निर्धारित करने हेतु ध्यान में रखा गया है।

6.5 बाजार (एक्सचेंज) में क्रय-विक्रय किए गए विदेशी मुद्रा विनिमय तथा व्यापार के उद्देश्य से किए गए ब्याज दर वायदा सौदों को निर्दिष्ट एवं तथ्यात्मक बाजार मूल्य पर उद्धृत प्रचलित बाजार दरों के अनुसार मूल्यांकित किया गया है और परिणामी लाभ तथा हानि को लाभ और हानि खाते में शामिल किया गया है।

4. **Floating Provision**

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. **Provision for Country Exposure for Banking Entities**

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. **Derivatives:**

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.3 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change. Any receivable under derivatives contracts, which remain overdue for more than 90 days, are reversed through profit and loss account.

6.4 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

6.5 Exchange Traded Foreign Exchange and Interest Rate Futures entered into for trading purposes are valued at prevailing market rates based on quoted and observable market prices and the resultant gains and losses are recognized in the Profit and Loss Account.

7. अचल आस्तियाँ और मूल्यह्रास

7.1 अचल आस्तियों का संचित मूल्यह्रास से कम लागत पर अंकन किया गया है।

7.2 लागत में क्रय लागत तथा समस्त व्यय, जैसे कि स्थान की तैयारी, संस्थापन लागत और आस्ति पर उसका उपयोग करने से पूर्व वहन की गई फीस शामिल हैं। उपयोग की गई आस्तियों पर वहन किए गए अनुवर्ती व्यय को केवल तभी पूंजीकृत किया गया है, जब ये व्यय इन आस्तियों से होने वाले भावी लाभ को/इन आस्तियों की व्यावहारिक क्षमता को बढ़ाते हैं।

7.3 इस देशी परिचालन के संबंध में मूल्यह्रास की दरें और मूल्यह्रास दर्शाने की पद्धति का विवरण निम्नानुसार है :

क्रम सं.	अचल आस्तियों का विवरण	मूल्यह्रास दर्शाने की पद्धति	मूल्यह्रास/ परिशोधन दर
1	कंप्यूटर और एटीएम	सीधी कटौती प्रणाली	33.33% प्रति वर्ष
2	हार्डवेयर के अभिन्न अंग के रूप में शामिल कंप्यूटर सॉफ्टवेयर	ह्रासित मूल्य पद्धति	60%
3	हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर सॉफ्टवेयर	सीधी कटौती प्रणाली	अभिग्रहण वर्ष में 100%
4	31 मार्च 2001 तक वित्तीय पट्टे पर दी गई आस्तियाँ	सीधी कटौती प्रणाली	कंपनी अधिनियम 1956 के अधीन निर्धारित दर पर
5	अन्य अचल आस्तियाँ	ह्रासित मूल्य पद्धति	आयकर नियम 1962 के अधीन निर्धारित दर पर

7.4 वर्ष के दौरान देशी परिचालनों से प्राप्त आस्तियों के संबंध में मूल्यह्रास 182 दिनों तक प्रयुक्त आस्तियों पर अर्धवर्ष के लिए तथा 182 दिनों से अधिक प्रयुक्त आस्तियों पर पूरे वर्ष के लिए दर्शाया गया है, जबकि कंप्यूटरों और साफ्टवेयर पर मूल्यह्रास - इस आस्ति का उपयोग करने की अवधि से निरपेक्ष पूरे वर्ष के लिए दर्शाया गया है।

7.5 ऐसी मदें जिनमें से प्रत्येक का मूल्य रु.1000 से कम हो उन्हें क्रय वर्ष में ही बट्टे खा॰ में डाल दिया गया है।

7.6 पट्टाकृत परिसरों से सम्बद्ध पट्टा प्रीमियम, यदि हो तो, को पट्टा अवधि पर परिशोधित किया गया है और पट्टा किराया को उसी वर्ष प्रभारित किया गया है।

7.7 बैंक द्वारा 31 मार्च 2001, को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों के मूल्य को पट्टाकृत आस्तियों के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास के अंतर को पट्टा समानीकरण लेखे में लिया गया है।

7.8 विदेशी शाखाओं/अनुषंगियों/सहयोगियों द्वारा धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय विनियमों/मानदंडों के अनुसार किया गया है।

8. पट्टे

आस्ति वर्गीकरण और अग्रिमों के लिए लागू प्रावधानीकरण मानदंडों का उपरोक्त अनुच्छेद 3 में दिए गए दिशा-निर्देशों के अनुसार इन वित्तीय पट्टो में भी प्रयोग किया गया है।

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put tc use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers & ATM	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than Rs. 1,000 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign branches/ subsidiaries/associates, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. **आस्तियों की अपसामान्यता**

जब कभी घटनाएँ अथवा स्थितियों में परिवर्तन यह संकेत देते हैं कि किसी आस्ति की अग्रानीत राशि की वसूली संदिग्ध है तो ऐसी स्थिति में अचल आस्तियों की अपसामान्यता हेतु समीक्षा की जाती है। धारित और प्रयोग की जाने वाली आस्ति की वसूली हो पाएगी या नहीं इसे मापने के लिए आस्ति के अग्रानीत मूल्य की तुलना आस्ति द्वारा अपेक्षित भविष्यगत निवल बट्टाकृत नकदी प्रवाह से तुलना करके ज्ञात की जाती है। यदि ऐसी आस्तियों को अपसामान्यता के योग्य पाया जाता है तो अपसामान्यता का माप-अभिज्ञान उस अधिक राशि के आधार पर किया जाता है जो आस्ति के अग्रानीत मूल्य और उसके उचित मूल्य के बीच का अंतर है।

10. **विदेशी मुद्रा विनिमय दर में उतार-चढ़ाव का प्रभाव**

10.1 विदेशी मुद्रा लेनदेन

i. विदेशी मुद्रा लेनदेन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है।

ii. विदेशी मुद्रा मौद्रिक मदों की सूचना भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) की अंतिम तत्काल दरों के प्रयोग से दी गई है।

iii. विदेशी मुद्रा गैर-मौद्रिक मदों, जो अवधिगत लागत के आधार पर ली गई हैं, की सूचना लेनदेन की तिथि को प्रचलित मुद्रा विनिमय दर के प्रयोग से दी गई है।

iv. विदेशी मुद्रा में मूल्यांकित आकस्मिक देयताओं की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है।

v. व्यवसाय के लिए रखी गई बकाया तत्काल विदेशी मुद्रा विनिमय तथा वायदा संविदाओं को इनकी निर्धारित परिपक्वता के लिए फेडई द्वारा अधिसूचित मुद्रा विनिमय दरों पर पुनर्मूल्यांकित किया गया है और परिणामी लाभ या हानि को लाभ और हानि खाते में शामिल किया गया है।

vi. विदेशी मुद्रा वायदा संविदाओं, जो व्यवसाय के लिए अपेक्षित नहीं हैं और तुलनपत्र की तिथि को बकाया हैं, का अंतिम तत्काल दर पर मूल्यांकन किया गया है। ऐसी वायदा विनिमय संविदा के प्रारंभ से उद्भूत प्रीमियम या बट्टे को संविदा की परिपक्वता अवधि के व्यय या आय के रूप में परिशोधित किया गया है।

vii मौद्रिक मदों के निर्धारण से उद्भूत विनिमय अंतर राशियों को उन दरों, जो दरे आरंभ से दर्ज की गई थीं, से भिन्न दरों पर उस अवधि, जिसमें ये दरें उद्भूत हुई हैं, के आय या व्यय के रूप में निर्धारित किया गया है।

viii खुले विकल्प वाले मुद्रा वायदा लेनदेनों में विनिमय दरों में परिवर्तन के कारण होने वाले लाभ / हानि को एक्सचेंज क्लिअरिंग हाउस के साथ दैनिक आधार पर निपटान किया गया है और ऐसे लाभ / हानि को लाभ और हानि खाते में दर्शाया गया है।

10.2 विदेशी परिचालन

बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों को असमाकलित परिचालनों के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालनों के रूप में वर्गीकृत किया गया है।

क. **असमाकलित परिचालन:**

i. असमाकलित विदेशी परिचालनों की दोनों मौद्रिक और गैर-मौद्रिक विदेशी मुद्रा आस्तियों एवं देयताओं तथा आकस्मिक देयताओं को तुलनपत्र तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है।

9. **Impairment of Assets**

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. **Effect of changes in the foreign exchange rate**

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign entities of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. **Non-integral Operations:**

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. असमाकलित विदेशी परिचालनों के आय एवं व्यय को तिमाही औसत की अंतिम दर पर रूपांतरित किया गया है।

iii. निवल विनिधान के निपटान होने तक असमाकलित विदेशी परिचालनों से उद्‌भूत विनिमय अंतर-राशियों का संचयन विदेशी मुद्रा रूपांतरण आरक्षिति में किया गया है ।

iv. विदेशी कार्यालयों / अनुषंगियों / संयुक्त उद्यमों की विदेशी मुद्रा में दर्शाई गई आस्तियों एवं देयताओं को विदेशी कार्यालयों / अनुषंगियों / संयुक्त उद्यमों की स्थानीय मुद्रा के अलावा उस देश के लिए लागू हाजिर दरों को प्रयोग करते हुए स्थानीय मुद्रा में रूपांतरित किया गया है।

ख. समाकलित परिचालन:

i. विदेशी मुद्रा लेनदेन को लेनदेन की तिथि की सूचित मुद्रा और विदेशी मुद्रा में विनिमय दर पर विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में आरंभिक अभिज्ञान पर दर्ज किया गया है ।

ii. समाकलित विदेशी परिचालनों की मौद्रिक विदेशी मुद्रा आस्तियों और देयताओं को तुलनपत्र की तिथि को फेडई द्वारा अधिसूचित अंतिम विनिमय दरों पर रूपांतरित किया गया है और परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है ।

iii. अवधिगत लागत के अनुरूप अग्रानीत विदेशी मुद्रा गैर-मौद्रिक मदों की सूचना लेनदेन की तिथि को प्रचलित विनिमय दर के प्रयोग से की गई है ।

11. कर्मचारी हितलाभ:

11.1 अल्पावधि कर्मचारी हितलाभ:

अल्पावधि कर्मचारी हितलाभ यथा चिकित्सा हितलाभ, आकस्मिक अवकाश आदि की बट्टारहित राशि को, जिसको कर्मचारियों द्वारा प्रदत्त सेवा के विनिमय में प्रदान किया जाना अपेक्षित है, कर्मचारियों द्वारा प्रदत्त सेवा अवधि के दौरान शामिल किया गया है ।

11.2 नौकरी उपरांत हितलाभ:

i. नियत हितलाभ योजना

क. समूह की कंपनियों में अलग अलग भविष्य निधि योजनाएँ लागू हैं, भविष्य निधि योजना के अंतर्गत सभी पात्र कर्मचारी यह हितलाभ प्राप्त करने के हकदार हैं । समूह की कंपनियाँ निर्धारित दर पर मासिक अंशदान करती हैं । इन अंशदान को, इस उद्देश्य के लिए स्थापित न्यास में प्रेषित कर दिया गया है तथा लाभ और हानि खाते में प्रभारित किया गया है । समूह की कंपनियाँ, वार्षिक अंशदान और ब्याज देने के लिए उत्तरदायी हैं । यह ब्याज - दर देय निर्दिष्ट न्यूनतम ब्याज दर के बराबर होती है । कंपनियाँ - इस प्रकार के वार्षिक अंशदानों और उस पर ब्याज को संबंधित वर्ष के संदर्भ में व्यय मानती हैं ।

ख. समूह की कंपनियाँ, ग्रेच्युटी, पेंशन जैसी नियत हितलाभ योजनाएँ परिचालित करती है ।

ग. समूह की कंपनियाँ, सभी पात्र कर्मचारियों को ग्रेच्युटी प्रदान करती है. यह हितलाभ कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु हो जाने अथवा नौकरी की समाप्ति पर एकमुश्त राशि के भुगतान के रूप में प्रदान किया जाता है । यह राशि सेवा के प्रत्येक पूर्ण वर्ष के लिए देय 15 दिनों के मूल वेतन के समतुल्य राशि, जो सेवा नियमावली

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices/ subsidiaries /joint ventures in foreign currency (other than local currency of the foreign offices/ subsidiaries/joint ventures) are translated into local currency using spot rates applicable to that country.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits:

11.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate separate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years

में निर्धारित उच्चतम सीमा है, से अधिक नहीं होनी चाहिए। यह हितलाभ सेवा के पांच वर्ष पूरे होने पर ही प्राप्त होता है। बैंक इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य बीमांकिक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करता है।

घ. समूह की कुछ कंपनियाँ सभी पात्र कर्मचारियों को पेंशन प्रदान करती हैं। यह हितलाभ नियमानुसार मासिक भुगतान के रूप में प्रदान किया जाता है और पेंशन का यह नियमित भुगतान कर्मचारियों को उनकी सेवानिवृत्ति, नौकरी के दौरान मृत्यु होने या नौकरी की समाप्ति पर किया जाता है। यह हितलाभ नियमानुसार विभिन्न चरणों में प्राप्त होता है। कंपनियाँ इस राशि का वार्षिक अंशदान स्वतंत्र बाह्य वास्तविक मूल्यन के आधार पर न्यासियों द्वारा नियंत्रित निधि में करती हैं।

ङ नियत हितलाभ-प्रावधान - लागत को प्रत्येक तुलनपत्र की तिथि पर वास्तविक मूल्यन के आधार पर अनुमानित यूनिट ऋण पद्धति के प्रयोग से निर्धारित किया गया है। वास्तविक लाभ/हानि को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है।

ii. कर्मचारियों के अन्य दीर्घावधि हितलाभ :

क. समूह का प्रत्येक कर्मचारी प्रतिपूरित अनुपस्थिति, रजत जयंती सम्मान और अवकाश यात्रा - रियायत, सेवानिवृत्ति लाभ और पुनर्वासन भत्ते का पात्र होता है। इस प्रकार की दीर्घावधि कर्मचारी हितलाभ की लागत का वित्तपोषण बैंक द्वारा आंतरिक स्तर पर किया गया है।

ख. अन्य दीर्घावधि हितलाभ के प्रावधान की लागत का निर्धारण प्रत्येक तुलनपत्र की तिथि को बीमांकिक मूल्यन की अनुमानित यूनिट ऋण पद्धति के प्रयोग से किया गया है। पूर्ववर्ती सेवा लागत को लाभ और हानि विवरण में तुरन्त शामिल कर दिया गया है और उन्हें स्थगित नहीं किया गया है।

12. कर निर्धारण के लिए प्रावधान

12.1 वर्तमान कर, आस्थगित कर तथा अनुषंगी लाभ-कर प्रभार की कुल राशि आय कर व्यय है। चालू वर्ष के करों का निर्धारण "आय पर करों संबंधी लेखा" लेखा मानक 22 और भारत में प्रचलित कर नियमों के अनुसार विदेश स्थित अनुषंगियों के संबंधित देशों के कर नियमों का समायोजन करके किया गया है। आस्थगित कर आस्तियों या देयताओं में उस अवधि के दौरान हुए उतार-चढ़ाव आस्थगित कर समायोजन में समाविष्ट हैं।

12.2 आस्थगित कर - आस्तियों और देयताओं का आकलन अधिनियमित कर - दरों और कर - कानूनों अथवा तुलनपत्र - तिथि के काफी पूर्व अधिनियमित दरों और कानून के आधार पर किया गया है। आस्थगित कर आस्तियों और देयताओं का अभिज्ञान विवेकपूर्ण आधार पर-आस्तियों और देयताओं के अग्रानीत मूल्य और उनके क्रमश: कर-आधार और अग्रानीत क्षतियों के बीच अवधिगत विभेद को ध्यान में रखकर किया गया है। आस्थगित कर आस्तियों और देयताओं में हुए परिवर्तन का प्रभाव लाभ और हानि खाते में प्रकट किया गया है।

12.3 आस्थगित कर आस्तियों को, वसूली की निश्चितता होने के प्रबंधन के निर्णय के आधार पर, प्रत्येक सूचित तिथि को रेखांकित और पुनर्निर्धारित किया गया है। जब यह पूर्ण रूप से सुनिश्चित हो गया है कि ऐसी आस्थगित - कर - आस्तियों की वसूली भावी लाभ से की जा सकती है, तब आस्थगित-कर - आस्तियों का अभिज्ञान अनवशोषित मूल्यह्रास और कर हानियों के अग्रेषण पर किया गया है।

12.4 आय कर व्यय उनकी लागू विधियों के अनुसार मूल कंपनी और उसकी अनुषंगियों/संयुक्त उद्यमों के अलग-अलग वित्तीय विवरणों में दर्शाए गए कर व्यय की कुल राशि है।

of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of AS 22 "Accounting for taxes on income" and tax laws prevailing in India after taking into account taxes of foreign subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12.4 Income tax expenses are the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent and its subsidiaries/joint ventures, as per their applicable laws.

13. प्रति शेयर आय

13.1 बैंक आइसीएआइ द्वारा जारी लेखा मानक 20 - 'प्रति शेयर आय' के अनुसार प्रति शेयर मूल और कम हुई आय की रिपोर्ट करता है। प्रति शेयर मूल आय की गणना करोपरांत निवल लाभ को उस वर्ष के लिए शेष इक्विटी शेयरों की भारित औसत संख्या से विभाजित करके की जाती है।

13.2 कम की हुई प्रति शेयर आय यह प्रदर्शित करती है कि यदि प्रतिभूतियों अथवा अन्य संविदाओं को वर्ष के दौरान जारी करने या संपरिवर्तित करने का विकल्प लिया गया तो शेयर मूल्यों में कितनी कमी आएगी। कम की हुई प्रति शेयर आय की गणना इक्विटी शेयरों की भारित औसत संख्या और कम संभावना वाले इक्विटी शेयरों के बीच तुलना करके की जाती है।

14. प्रावधानों, आकस्मिक देयताओं और आकस्मिक आस्तियों का लेखाकरण

14.1 भारतीय सनदी लेखाकार संस्थान के लेखा मानक 29 "प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ" के अनुसार जारी पिछले परिणाम से उद्भूत वर्तमान दायित्व होने पर ही प्रावधान शामिल करता है, यह संभव है कि दायित्व के निर्धारण में आर्थिक लाभ को समाविष्ट करने वाले संसाधनों के बहिर्गमन की आवश्यकता पड़ेगी और तभी इस दायित्व राशि का विश्वस्त प्राक्कलन किया जा सकता है।

14.2 निम्नलिखित के लिए किसी प्रावधान का अभिज्ञान नहीं किया गया है

i. पिछले परिणाम से उद्भूत किसी सम्भावित दायित्व के लिए और बैंक के नियंत्रण से बाहर होने वाले एक या अधिक अनिश्चित भावी परिणामों की प्राप्ति या अप्राप्ति से जिसकी पुष्टि की जा सकेगी; अथवा

ii. किसी वर्तमान दायित्व के लिए, जो पिछले परिणामों से उद्भूत है, किन्तु उसे अभिज्ञान में नहीं लिया गया है, क्योंकि

क. यह संभव नहीं है कि दायित्व के निर्धारण में आर्थिक लाभों को समाविष्ट करने वाले संसाधनों का बहिर्गमन आवश्यक होगा; अथवा

ख. दायित्व राशि का विश्वस्त प्राक्कलन नहीं किया जा सकता।

ऐसे दायित्वों को आकस्मिक देयताओं के रूप में दर्ज किया गया है. इन दायित्वों का नियमित अंतरालों पर मूल्यांकन किया जाता है और ऐसे दायित्व के केवल उस अंश का, जिसके आर्थिक लाभों को समाविष्ट करने वाले संसाधनों के बहिर्गमन की संभावना है, नितान्त दुर्लभ परिस्थितियों, जिनमें कोई विश्वस्त प्राक्कलन नहीं किया जा सकता है, के अलावा प्रावधान किया गया है।

14.3 आकस्मिक आस्तियों को वित्तीय विवरणों में शामिल नहीं किया गया है, क्योंकि आय के निर्धारण पर इसका प्रभाव पड़ सकता है, जबकि इसकी वसूली नहीं की जा सकती।

15. नकदी और नकदी समतुल्य

नकदी और नकदी समतुल्य में हाथ नकदी एवं एटीएम में नकदी तथा धारित स्वर्ण, भारतीय रिज़र्व बैंक में जमाराशियाँ, अन्य बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि शामिल हैं।

16. कर्मचारी शेयर क्रय योजना

भारतीय प्रतिभूति और एक्सचेंज बोर्ड (सेबी) द्वारा जारी कर्मचारी स्टाक विकल्प योजना और कर्मचारी स्टाक क्रय योजना दिशा - निर्देश, 1999 के अनुसार जिस मूल्य पर शेयर जारी किए जाते हैं उसकी तुलना में शेयर जारी किए जाने के एक दिन पूर्व के मूल्य में अंतर को कर्मचारी प्रतिपूर्ति लागत माना गया है।

17. शेयर जारी करने का व्यय

शेयर जारी करने के व्यय को शेयर प्रीमियम खाते में प्रभारित किया गया है।

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the ICAI, the provision is recognised only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

अनुसूची - 18

लेखा-टिप्पणियाँ

(राशि करोड़ रुपये में)

1. उन अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची जिन्हें शामिल करके समेकित वित्तीय विवरण तैयार किए गए हैं :

1.1 समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 29 अनुषंगियों, 6 संयुक्त उद्यमों और 26 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी

क्र. सं.	अनुषंगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00
3.	स्टेट बैंक आफ इंदौर	भारत	98.05
4.	स्टेट बैंक आफ मैसूर	भारत	92.33
5.	स्टेट बैंक आफ पटियाला	भारत	100.00
6.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01
7.	एसबीआई कमर्शियल एण्ड इंटरनेशल बैंक लिमिटेड	भारत	100.00
8.	एसबीआई कैपिटल मार्केट्स लिमिटेड	भारत	100.00
9.	एसबीआइकैप सिक्युरिटीज लिमिटेड	भारत	100.00
10.	एसबीआइकैप ट्रस्टी कंपनी लिमिटेड	भारत	100.00
11.	एसबीआइकैप्स वेंचर्स लिमिटेड	भारत	100.00
12.	एसबीआइ डीएफएचआइ लिमिटेड	भारत	66.39
13.	एसबीआइ म्यूचुअल फंड ट्रस्टी कंपनी प्राइवेट लिमिटेड	भारत	100.00
14.	एसबीआइ ग्लोबल फैक्टर्स लिमिटेड	भारत	85.35
15.	एसबीआइ पेंशन फण्ड प्रा. लिमिटेड	भारत	96.85
16.	एसबीआइ कस्टोडियल सर्विसेस प्रा. लिमिटेड	भारत	65.00
17.	एसबीआइ जनरल इंश्योरेंस कंपनी लि.*	भारत	74.00
18.	एसबीआइ पेमेंट सर्विसेस प्रा. लि.	भारत	100.00
19.	स्टेट बैंक आफ इंडिया (कनाडा)	कनाडा	100.00
20.	स्टेट बैंक आफ इंडिया (कैलेफोर्निया)	यूएसए	100.00
21.	एसबीआइ (मॉरीशस) लि.	मॉरीशस	93.40
22.	पीटी बैंक एसबीआइ इंडोनेशिया	इंडोनेशिया	76.00
23.	एसबीआइकैप (यूके) लि.	यूके	100.00
24.	एसबीआइ कार्ड्स एण्ड पेमेंट सर्विसेज प्राइवेट लिमिटेड*	भारत	60.00
25.	एसबीआइ फंड्स मैनेजमेंट प्रा. लि.*	भारत	63.00
26.	एसबीआइ लाइफ इंश्योरेंस कं. लि.*	भारत	74.00
27.	कमर्शियल बैंक आफ इंडिया एलएलसी*	रूस	60.00
28.	नेपाल एसबीआइ बैंक लि.	नेपाल	55.02
29.	एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) प्रा. लि.*	मॉरीशस	63.00

** ये इकाइयाँ संयुक्त रूप से नियंत्रित हैं.*

Schedule 18

NOTES ON ACCOUNTS

(Amount in Rupees in crore)

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:

1.1 The 29 Subsidiaries, 6 Joint Ventures and 26 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements, are

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Travancore	India	75.01
7)	SBI Commercial & International Bank Ltd.	India	100.00
8)	SBI Capital Markets Ltd.	India	100.00
9)	SBICAP Securities Ltd.	India	100.00
10)	SBICAP Trustee Company Ltd.	India	100.00
11)	SBICAPS Ventures Ltd.	India	100.00
12)	SBI DFHI Ltd.	India	66.39
13)	SBI Mutual Fund Trustee Company Pvt. Ltd.	India	100.00
14)	SBI Global Factors Ltd.	India	85.35
15)	SBI Pension Funds Pvt. Ltd.	India	96.85
16)	SBI Custodial Services Pvt. Ltd. @	India	65.00
17)	SBI General Insurance Company Ltd. @	India	74.00
18)	SBI Payment Services Pvt. Ltd.	India	100.00
19)	State Bank of India (Canada)	Canada	100.00
20)	State Bank of India (California)	USA	100.00
21)	SBI (Mauritius) Ltd.	Mauritius	93.40
22)	PT Bank SBI Indonesia	Indonesia	76.00
23)	SBICAP (UK) Ltd.	U.K.	100.00
24)	SBI Cards and Payment Services Pvt. Ltd. @	India	60.00
25)	SBI Funds Management Pvt Ltd @	India	63.00
26)	SBI Life Insurance Company Ltd @	India	74.00
27)	Commercial Bank of India Llc @	Russia	60.00
28)	Nepal SBI Bank Ltd.	Nepal	55.02
29)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled.

ख) संयुक्त उद्यम

क्र. सं.	संयुक्त उद्यम का नाम	निगमन-देश	समूह का जोखिम (%)
1.	सी-एज टेक्नोलॉजीस लिमिटेड	भारत	49.00
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	भारत	40.00
3.	एसबीआइ मैक्वाअरी इंफ्रास्ट्रक्चर मैनेजमेंट प्रा.लि.	भारत	45.00
4.	एसबीआइ मैक्वाअरी इंफ्रास्ट्रक्चर ट्रस्टी प्रा.लि. *	भारत	100.00
5.	मैक्वाअरी एसबीआइ इंफ्रास्ट्रक्चर मैनेजमेंट प्रा.लि.	सिंगापुर	45.00
6.	मैक्वाअरी एसबीआइ इंफ्रास्ट्रक्चर ट्रस्टी लि.	बेरमुदा	45.00

** संयुक्त उद्यम भागीदार को अगली तिमाही में शामिल किए जाने की संभावना है।*

ग) सहयोगी:

क्र. स.	सहयोगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	आंध्र प्रदेश ग्रामीण विकास बैंक	भारत	35.00
2.	अरुणाचल प्रदेश रूरल बैंक	भारत	35.00
3.	छत्तीसगढ़ ग्रामीण बैंक	भारत	35.00
4.	इलाकाई देहाती बैंक	भारत	35.00
5.	मेघालय रूरल बैंक	भारत	35.00
6.	कृष्णा ग्रामीण बैंक	भारत	35.00
7.	लांगपी देहांगी रूरल बैंक	भारत	35.00
8.	मध्य भारत ग्रामीण बैंक	भारत	35.00
9.	मिजोरम रूरल बैंक	भारत	35.00
10.	नागालैंड रूरल बैंक	भारत	35.00
11.	पर्वतीय ग्रामीण बैंक	भारत	35.00
12.	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	भारत	35.00
13.	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
14.	उत्कल ग्रामीण बैंक	भारत	35.00
15.	उत्तरांचल ग्रामीण बैंक	भारत	35.00
16.	वनांचल ग्रामीण बैंक	भारत	35.00
17.	मारवाड गंगानगर बीकानेर ग्रामीण बैंक	भारत	26.27
18.	विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	भारत	34.32
19.	डेक्कन ग्रामीण बैंक	भारत	35.00
20.	कावेरी कल्पतरू ग्रामीण बैंक	भारत	32.32

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00
3)	SBI Macquarie Infrastructure Management Pvt. Ltd.	India	45.00
4)	SBI Macquarie Infrastructure Trustee Pvt. Ltd*	India	100.00
5)	Macquarie SBI Infrastructure Management Pte. Ltd.	Singapore	45.00
6)	Macquarie SBI Infrastructure Trustee Ltd	Bermuda	45.00

** JV Partner is expected to be inducted in the next quarter.*

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00
17)	Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18)	Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19)	Deccan Grameena Bank	India	35.00
20)	Cauvery Kalpatharu Grameena Bank	India	32.32

21. मालवा ग्रामीण बैंक	भारत	35.00
22. सौराष्ट्र ग्रामीण बैंक	भारत	35.00
23. दि क्लियरिंग कार्पोरेशन आफ इंडिया लिमिटेड	भारत	28.99
24. बैंक आफ भूटान लि.	भूटान	20.00
25. एस. एस. वेंचर्स सर्विसेस लि.	भारत	50.00
26. एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05

1.2 वर्ष 2008-09 की तुलना में समेकन-प्रक्रिया में निम्नलिखित परिवर्तन हुए हैं.

क. भारतीय स्टेट बैंक की अनुषंगी, एसबीआइ फैक्टर्स एण्ड कमर्शियल सर्विसेस प्रा. लि. का एसबीआइ की दूसरी अनुषंगी ग्लोबल ट्रेड फाइनैंस लि. के साथ समामेलन कर दिया गया और समामेलित इकाई का नाम बदलकर एसबीआइ ग्लोबल फैक्टर्स लि. हो गया है। विलय की इस योजना को मुंबई उच्च न्यायालय ने दिनांक 1 अप्रैल 2009, जो विलय की तिथि है, से अनुमोदित कर दिया है। परिणामस्वरूप एसबीआइ ग्लोबल फैक्टर्स लि. में एसबीआइ की अंशधारिता 92.85% (विलय से पूर्व) से घटकर 83.43% (विलय के बाद) हो गई।

ख. नेपाल एसबीआइ बैंक लि., जो एसबीआइ का एक सहयोगी है, दिनांक 14.06.2009 से इसकी अनुषंगी बन गया है क्योंकि एसबीआइ ने कृषि विकास बैंक लि., नेपाल (एडीबीएल) से 5% अतिरिक्त अंश प्राप्त कर लिए हैं। इस बदलाव के परिणामस्वरूप, एसबीआइ का अंश बढ़कर 55.02% हो गया ।

ग. यूटीआइ आस्ति प्रबंधन कंपनी प्रा. लि. को दिनांक 01.04.2009 से 19.01.2010 तक की अवधि के लिए एसबीआइ की एक सहयोगी के रूप में शामिल किया गया है क्योंकि एसबीआइ ने दिनांक 20.01.2010 को अपने 25% अंश में से 6.50% अंश निकाल लिया है।

घ. एसबीआइ ने एशियन डेवलपमेंट बैंक (एडीबी) से एसबीआइ कैपिटल मार्केट्स लि. के 13.84% अंश प्राप्त किए हैं। इस प्रकार एसबीआइ कैपिटल मार्केट्स लि. और उसकी सभी अनुषंगियां (एसबीआइकैप सिक्यूरिटीज लि., एसबीआइकैप ट्रस्टी कंपनी लि., एसबीआइकैप्स वेंचर्स लि., एसबीआइकैप (यूके) लि.) एसबीआइ की पूर्ण स्वामित्ववाली अनुषंगियां बन गई हैं।

ङ एसबीआइ की एक अनुषंगी, पीटी बैंक इंडोमोनेक्स का नाम बदलकर दिनांक 6 मई 2009 से पीटी बैंक एसबीआइ इंडोनेशिया हो गया है।

च. एसबीआइ के बोर्ड ने एशियन विकास बैंक (एडीबी) से एसबीआइ डीएफएचआइ लि. के 4.69% अंश को प्राप्त करने के प्रस्ताव को अनुमोदित कर दिया है। तथापि, यह सौदा दिनांक 5 अप्रैल 2010 को पूर्ण किया गया ।

छ. एक पूर्ण स्वामित्व वाली अनुषंगी, एसबीआइ पैमेंट सर्विसेस प्रा. लि. को मर्चेण्ट अभिग्रहण व्यवसाय करने के लिए निगमित किया गया । तथापि, इस कंपनी ने 31.03.2010 तक व्यवसाय शुरू नहीं किया है।

21) Malwa Gramin Bank	India	35.00
22) Saurashtra Grameena Bank	India	35.00
23) The Clearing Corporation of India Ltd	India	28.99
24) Bank of Bhutan Ltd	Bhutan	20.00
25) S.S. Ventures Services Ltd	India	50.00
26) SBI Home Finance Ltd	India	25.05

1.2 The following changes have taken place in the consolidation process as compared to the previous year 2008-09.

a. SBI's subsidiary, SBI Factors & Commercial Services Pvt. Ltd. is amalgamated with Global Trade Finance Ltd., another subsidiary of SBI and the amalgamated entity's name has been changed to SBI Global Factors Ltd. The Scheme of Merger has been approved by High Court of Bombay w.e.f 1st April 2009, being the appointed date. Consequently, the SBI's stake in SBI Global Factors Ltd. has reduced from a 92.85 % holding (pre-merger) to 83.43 % holding (post-merger).

b. Nepal SBI Bank Ltd, an associate of SBI has become its subsidiary w.e.f 14.06.2009 as SBI has acquired 5% additional stake from Agricultural Development Bank Limited, Nepal (ADBL). Consequent upon this change SBI's stake is increased to 55.02%.

c. UTI Asset Management Company Pvt Ltd is considered as an associate of SBI for the period 01.04.2009 to 19.01.2010 as SBI has divested its 6.50% stake (out of 25%) on 20.01.2010.

d. SBI has acquired 13.84% stake in SBI Capital Markets Limited from Asian Development Bank (ADB). Thus SBI Capital Markets Limited and all its subsidiaries (SBICAP Securities Ltd, SBICAP Trustee Company Ltd, SBICAPS Ventures Ltd, SBICAP (UK) Ltd) have become wholly owned subsidiaries of SBI.

e. The name of PT Bank IndoMonex, a subsidiary of SBI has been changed to PT Bank SBI Indonesia w.e.f. 6th May 2009.

f. The Board of SBI has approved a proposal to acquire 4.69% stake in SBI DFHI Ltd from Asian Development Bank (ADB). However the deal was completed on 5th April 2010.

g. A wholly owned subsidiary, SBI Payment Services Pvt. Ltd was incorporated for carrying on merchant acquiring business. However the company has not commenced business till 31.03.2010.

h. The winding up petition of SBI Home Finance Ltd., an associate of the bank, was filed with the Kolkata High Court on 23rd September 2008.

ज. एसबीआइ होम फाइनैंस लि., जो बैंक की एक सहयोगी है, की समापन याचिका दिनांक 23 सितंबर 2008 को कोलकाता उच्च न्यायालय में दायर की गई थी । माननीय न्यायालय ने कंपनी के समापन हेतु निर्देश देते हुए 31 मार्च 2009 को एक आदेश पारित कर दिया है ।

झ. केन्द्रीय बोर्ड द्वारा 19 जून 2009 को हुई अपनी बैठक में अनुमोदित समामेलन की योजना के अनुसरण में, स्टेट बैंक ऑफ इंदौर, जिसमें बैंक की 98.05% अंश धारिता है, का विलय इस बैंक में किया जाएगा । भारत सरकार ने स्टेट बैंक ऑफ इंदौर की आस्तियां एवं देयताएं सहित व्यवसाय का अभिग्रहण करने हेतु बातचीत करने के लिए बैंक को संस्वीकृति प्रदान कर दी है।

1.3 बैंक ऑफ भूटान लि., जो एसबीआइ की सहयोगी है, पैरेंट बैंक से भिन्न लेखा वर्ष (ग्रेगेरियन कैलेंडर वर्ष) का अनुपालन करते हैं। तदनुसार, इस सहयोगी के वित्तीय विवरण 31 दिसंबर 2009 की स्थिति के अनुसार तैयार किए गए हैं ।

2. शेयर पूंजी :

2.1 वर्ष के दौरान, एसबीआइ ने राइट्स इश्यू 2008 के अंतर्गत रोककर रखे गए 88,278 शेयरों में से प्रति शेयर रु. 10 नकद और रु. 1580 के प्रीमियम के साथ कुल रु. 38,50,980 के 2422 ईक्विटी शेयर आबंटित किए। प्राप्त हुए रु. 38,50,980 के कुल अंशदान में से, रु. 24,220 शेयर पूंजी खाते और रु. 38,26,760 शेयर प्रीमियम खाते में अंतरित कर दिए गए हैं।

2.2 एसबीआइ ने राइट्स इश्यू के एक भाग के रूप में जारी प्रति शेयर रु. 10 के 85,856 (पिछले वर्ष 88,278) ईक्विटी शेयरों का आंबटन रोककर रखा है, क्योंकि वे हक विवादों या न्यायिक प्रक्रिया के अधीन हैं।

3. लेखा मानकों के अनुसार प्रकटीकरण:

3.1 लेखाकरण नीति में परिवर्तन:

एसबीआइ ने दिसंबर 2008 से जून 2009 तक की अवधि मे एक विशेष गृह ऋण योजना का कार्यान्वयन किया जिसके अंतर्गत प्राप्त गृह ऋण की अवधि के लिए ऋणियों का एकमुश्त जीवन बीमा प्रीमियम अदा किया गया। इस योजना के कारण रु. 151.37 करोड़ का प्रदत्त कुल बीमा प्रीमियम औसतन 15 वर्षों की ऋण अवधि के दौरान खर्च खाते को नामे किया जाना है। तदनुसार, इस वर्ष में प्रीमियम राशि का 1/15 भाग खर्च खाते को नामे किया गया।

इस बदलाव के कारण, भारतीय स्टेट बैंक का कर-पश्चात लाभ रु. 93.26 करोड़ बढ़ गया।

3.2 कर्मचारी - हितलाभ:

3.2.1 नियत हितलाभ योजनाएँ

निम्न तालिका में लेखा मानक-15 (संशोधित 2005) की अपेक्षानुसार नियत हितलाभ पेंशन योजना और ग्रेच्युटी योजना की स्थिति प्रदर्शित है :

The Hon'ble Court has passed an order on 31st March 2009 giving direction for winding up of the company.

i. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The Government of India has accorded sanction to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore.

1.3 Bank of Bhutan Ltd, an associate of SBI follows accounting year (Gregorian Calendar Year) different from that of the parent. Accordingly, the financial statements of the associate are made as of 31st December 2009.

2. Share Capital:

2.1 During the year, SBI has allotted 2422 equity shares of Rs 10 each for cash at a premium of Rs 1580 per equity share aggregating to Rs 38,50,980 out of 88,278 shares kept in abeyance under Right Issue – 2008. Out of the total subscription of Rs. 38,50,980 received, Rs 24,220 was transferred to Share Capital Account and Rs. 38,26,760 was transferred to Share Premium Account.

2.2 SBI has kept in abeyance the allotment of 85,856 (Previous Year 88,278) Equity Shares of Rs. 10/- each issued as a part of Rights issue, since they are subject to title disputes or are subjudice.

3. Disclosures as per Accounting Standards:

3.1 Change in Accounting Policy:

SBI has implemented a special home loan scheme for the period December 2008 to June 2009, arising out of which one time insurance premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total insurance premium paid amounting to Rs. 151.37 crores on account of such scheme is charged off over average loan period of 15 years and accordingly, 1/15th of the premium amount has been charged off during the year.

Consequent to this change, the profit after tax of SBI has gone up by Rs 93.26 crores.

3.2 Employees Benefits:

3.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005):

विवरण	पेंशन योजनाएँ		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
नियत हितलाभ - दायित्व के वर्तमान मूल्य में परिवर्तन				
1 अप्रैल 2009 को प्रारंभिक नियत हितलाभ दायित्व	24008.71	21387.50	5068.06	4887.04
वर्तमान सेवा लागत	1087.38	1135.57	225.74	223.69
ब्याज लागत	1922.46	1684.31	399.12	380.67
वास्तविक हानियाँ (लाभ)	1537.30	1073.85	(134.19)	(138.88)
प्रदत्त हितलाभ	(1540.20)	(1272.52)	(305.19)	(284.46)
31 मार्च 2010 को नियत हितलाभ दायित्व का इतिशेष	**27015.65**	**24008.71**	**5253.54**	**5068.06**
योजना आस्तियों में परिवर्तन				
1 अप्रैल 2009 को योजना आस्तियों का आरंभिक उचित मूल्य	17366.99	16666.34	4880.36	4739.10
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1415.60	1232.78	383.87	367.64
नियोजक का अंशदान	1650.48	508.58	130.28	41.39
प्रदत्त हितलाभ	(1540.20)	(1272.52)	(305.19)	(284.46)
बीमांकिक लाभ	454.26	231.81	37.45	16.69
31 मार्च 2010 को योजना आस्तियों के उचित मूल्य का इतिशेष	**19347.13**	**17366.99**	**5126.77**	**4880.36**
दायित्व के वर्तमान मूल्य तथा योजना आस्तियों के उचित मूल्य का समाधान				
31 मार्च 2010 को निधिक दायित्व का वर्तमान मूल्य	27015.65	24008.71	5253.54	5068.06
31 मार्च 2010 को योजना आस्तियों का उचित मूल्य	19347.13	17366.99	5126.77	4880.36
कमी/ (अधिशेष)	7668.52	6641.72	126.77	187.70
लेखे मे नहीं ली गई विगत सेवा लागत	निरंक	निरंक	निरंक	निरंक
निवल देयता / (आस्ति)	7668.52	6641.72	126.77	187.70
तुलनपत्र में ली गई राशि				
देयताएँ	27015.65	24008.71	5253.54	5068.06
आस्तियाँ	19347.13	17366.99	5126.77	4880.36
तुलनपत्र में शामिल निवल देयता/ (आस्ति)	7668.52	6641.72	126.77	187.70
लाभ और हानि खाते में शामिल निवल लागत				
वर्तमान सेवा लागत	1087.38	1135.57	225.74	223.69
ब्याज लागत	1922.46	1684.31	399.12	380.67
योजना -आस्तियों पर प्रत्याशित प्रतिलाभ	(1415.60)	(1232.78)	(383.87)	(367.64)
तिमाही के दौरान शामिल निवल बीमांकिक हानियाँ (लाभ)	1083.04	842.04	(171.64)	(155.57)
नियत हित लाभ योजनाओं की कुल लागत अनुसूची 16 'कर्मचारी को भुगतान और उनके लिए प्रावधान' में शामिल की गई है.	2677.28	2429.14	69.35	81.15

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2009	24008.71	21387.50	5068.06	4887.04
Current Service Cost	1087.38	1135.57	225.74	223.69
Interest Cost	1922.46	1684.31	399.12	380.67
Actuarial losses (gains)	1537.30	1073.85	(134.19)	(138.88)
Benefits paid	(1540.20)	(1272.52)	(305.19)	(284.46)
Closing defined benefit obligation at 31st March 2010	**27015.65**	**24008.71**	**5253.54**	**5068.06**
Change in Plan Assets				
Opening fair value of plan assets at 1st April 2009	17366.99	16666.34	4880.36	4739.10
Expected Return on Plan assets	1415.60	1232.78	383.87	367.64
Contributions by employer	1650.48	508.58	130.28	41.39
Benefit Paid	(1540.20)	(1272.52)	(305.19)	(284.46)
Actuarial Gains	454.26	231.81	37.45	16.69
Closing fair value of plan assets at 31st March 2010	**19347.13**	**17366.99**	**5126.77**	**4880.36**
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2010	27015.65	24008.71	5253.54	5068.06
Fair Value of Plan assets at 31st March 2010	19347.13	17366.99	5126.77	4880.36
Deficit/(Surplus)	7668.52	6641.72	126.77	187.70
Unrecognised Past Service Cost	Nil	Nil	Nil	Nil
Net Liability/(Asset)	7668.52	6641.72	126.77	187.70
Amount Recognised in the Balance Sheet				
Liabilities	27015.65	24008.71	5253.54	5068.06
Assets	19347.13	17366.99	5126.77	4880.36
Net Liability / (Asset) recognised in Balance Sheet	7668.52	6641.72	126.77	187.70
Net Cost recognised in the profit and loss account				
Current Service Cost	1087.38	1135.57	225.74	223.69
Interest Cost	1922.46	1684.31	399.12	380.67
Expected return on plan assets	(1415.60)	(1232.78)	(383.87)	(367.64)
Net actuarial losses (Gain) recognised during the year	1083.04	842.04	(171.64)	(155.57)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	2677.28	2429.14	69.35	81.15

विवरण	पेंशन योजनाएँ		ग्रेच्युटी	
	चालू वर्ष	पिछला वर्ष	चालू वर्ष	पिछला वर्ष
योजना आस्तियों पर प्रत्याशित प्रतिलाभ और वास्तविक प्रतिलाभ का समाधान				
योजना आस्तियों पर प्रत्याशित प्रतिलाभ	1415.60	1232.78	383.87	367.64
योजना आस्तियों पर वास्तविक लाभ / (हानि)	454.26	231.81	37.45	16.69
योजना आस्तियों पर वास्तविक प्रतिलाभ	**1869.86**	**1464.59**	**421.32**	**384.33**
तुलनपत्र में शामिल निवल देयता / (आस्ति) के प्रारंभिक और अंतिम शेष का समाधान				
1 अप्रैल 2009 की स्थिति के अनुसार निवल प्रारंभिक देयता	6641.72	4721.16	187.70	147.94
लाभ और हानि खाते में शामिल व्यय	2677.28	2429.14	69.35	81.15
नियोक्ताओं का अंशदान	1650.48	508.58	130.28	41.39
तुलनपत्र में शामिल निवल देयता/(आस्ति)	**7668.52**	**6641.72**	**126.77**	**187.70**

31 मार्च 2010 की स्थिति के अनुसार ग्रेच्युटी निधि और पेंशन निधि की योजना - आस्तियों के अधीन किए गए विनिधान निम्नानुसार हैं:

आस्तियों की श्रेणी	पेंशन निधि	ग्रेच्युटी निधि
	योजना आस्तियों का %	योजना आस्तियों का %
केंद्र सरकार की प्रतिभूतियाँ	21.50%	44.33%
राज्य सरकार की प्रतिभूतियाँ	4.47%	3.69%
सार्वजनिक क्षेत्र के बांड	4.55%	3.66%
बैंक में एफडीआर / टीडीआर	4.88%	2.91%
बैंक की जमाराशियाँ	2.29%	4.32%
अन्य	62.31%	41.09%
योग	**100.00%**	**100.00%**

प्रमुख बीमांकिक प्राक्कलन :

विवरण	पेंशन और ग्रेच्युटी योजनाएँ	
	चालू वर्ष	पिछला वर्ष
बट्टा दर	7% से 8.50% तक	7.25% से 7.75% तक
योजना आस्ति पर प्रतिलाभ की प्रत्याशित दर	7.50% से 8% तक	7.50% से 8% तक
वेतन वृद्धि	4% से 15% तक	5% से 13% तक

भावी वेतन वृद्धि का पूर्वानुमान, वास्तविक मूल्यन का प्रतिफलन, मुद्रास्फीति का समावेशन, वरिष्ठता, पदोन्नति तथा अन्य सम्बद्ध कारणों यथा नियोजन - बाजार में आपूर्ति और मांग की स्थिति के आधार पर किया गया है। इस प्रकार के अनुमान सुदीर्घ अवधि के लिए हैं और अतीत के सीमित अनुभव /सन्निकट भविष्य की अपेक्षाओं पर आधारित नहीं हैं। अनुभवजन्य साक्ष्य भी यही संकेत

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	1415.60	1232.78	383.87	367.64
Actuarial Gain/ (loss) on Plan Assets	454.26	231.81	37.45	16.69
Actual Return on Plan Assets	**1869.86**	**1464.59**	**421.32**	**384.33**
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2009	6641.72	4721.16	187.70	147.94
Expenses as recognised in profit and loss account	2677.28	2429.14	69.35	81.15
Employers Contribution	1650.48	508.58	130.28	41.39
Net liability/(Asset) recognised in Balance Sheet	**7668.52**	**6641.72**	**126.77**	**187.70**

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2010 are as follows:

Category of Assets	Pension Fund	Gratuity Fund
	% of Plan Assets	% of Plan Assets
Central Govt. Securities	21.50%	44.33%
State Govt. Securities	4.47%	3.69%
Public Sector Bonds	4.55%	3.66%
FDR / TDR with Bank	4.88%	2.91%
Bank Deposits	2.29%	4.32%
Others	62.31%	41.09%
Total	**100.00%**	**100.00%**

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7% to 8.50%	7.25% to 7.75%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	4% to 15%	5% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in the

करते हैं कि दीर्घ अवधि के दौरान - सतत् उच्च वेतनवृद्धि करते रहना संभव नहीं है। लेखापरीक्षकों ने इस प्रसंग में बैंक द्वारा किए गए प्रतिवेदन पर भरोसा किया है।

3.2.2 कर्मचारी भविष्य निधि

भारतीय सनदी लेखाकार संस्थान के लेखा मानक बोर्ड द्वारा संशोधित लेखा मानक-15 (संशोधित 2005) के कार्यान्वयन संबंधी दिशा-निर्देशों के संदर्भ में, बैंक द्वारा स्थापित कर्मचारी भविष्य निधि नियत लाभ योजना की परिधि में आएगा क्योंकि बैंक को निर्धारित न्यूनतम प्रतिलाभ को पूरा करना है। वर्ष के अंत में ऐसी कोई कमी नहीं बची थी जिसके लिए प्रावधान नहीं किया गया हो। तदनुसार, भविष्य निधि के संबंध में अन्य संबंधित प्रकटीकरणों का उल्लेख नहीं किया गया है। रु. 420.19 करोड़ (पिछले वर्ष रु. 394.59 करोड़) की राशि को लाभ और हानि खाते में 'कर्मचारियों के भुगतान और उनके लिए प्रावधान' शीर्ष के अंतर्गत शामिल बैंक की भविष्य निधि योजना पर किए गए व्यय के रूप में दर्शाया गया है।

3.2.3 अन्य दीर्घावधि कर्मचारी हितलाभ

रु. 233.54 करोड़ (पिछले वर्ष रु. 68.04 करोड़) की राशि को लाभ और हानि खाते में 'कर्मचारियों को भुगतान और उनके लिए प्रावधान' शीर्ष के अन्तर्गत शामिल दीर्घावधि कर्मचारी हितलाभों पर किए गए व्यय के रूप में दर्शाया गया है।

वर्ष के दौरान, विभिन्न दीर्घावधि कर्मचारी-हितलाभ योजना के लिए किए गए प्रावधानों का विवरण :

क्रम सं.	दीर्घावधि कर्मचारी - हितलाभ	चालू वर्ष	पिछला वर्ष
1	सेवानिवृत्ति के समय अवकाश नकदीकरण के साथ अर्जित अवकाश का नकदीकरण	162.78	35.21
2	अवकाश यात्रा और गृह यात्रा रियायत (नकदीकरण / उपयोग)	39.48	15.52
3	रुग्ण अवकाश	23.22	(3.80)
4	रजत जंयती अवार्ड	3.38	(4.23)
5	अधिवर्षिता पर पुनर्निपटान व्यय	(6.95)	4.18
6	आकस्मिक अवकाश	5.65	5.74
7	सेवानिवृत्ति अवार्ड	5.98	15.42
	योग	**233.54**	**68.04**

very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

3.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) "Employees Benefits" issued by the ICAI, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of Rs. 420.19 Crore (Previous Year Rs. 394.59 Crore) is recognised as an expense towards the Provident Fund scheme of the group included under the head "Payments to and provisions for employees" in Profit and Loss Account.

3.2.3 Other Long Term Employee Benefits

Amount of Rs. 233.54 Crore (Previous Year Rs. 68.04 Crore) is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year;

Sl. No.	Long Term Employees' Benefits	Current Year	Previous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	162.78	35.21
2	Leave Travel and Home Travel Concession (Encashment/Availment)	39.48	15.52
3	Sick Leave	23.22	(3.80)
4	Silver Jubilee Award	3.38	(4.23)
5	Resettlement Expenses on Superannuation	(6.95)	4.18
6	Casual Leave	5.65	5.74
7	Retirement Award	5.98	15.42
	Total	**233.54**	**68.04**

3.3 खंड सूचना (जैसे प्रबंधन द्वारा संकलित और लेखा परीक्षकों द्वारा स्वीकार किया गया है)

3.3.1 खंड अभिनिर्धारण

क) प्राथमिक (व्यवसाय खंड)

निम्नांकित खंडों का अभिनिर्धारण/पुनर्वर्गीकरण प्राथमिक खंडों के रूप में किया है।

- कोष
- कारपोरेट / थोक बैंकिंग
- खुदरा बैंकिंग
- अन्य बैंकिंग व्यवसाय

बैंक की वर्तमान लेखा-निर्धारण और सूचना पद्धति में उपरोक्त खंडों से सम्बद्ध आंकड़ा संग्रहण और निष्कर्षण की पृथक् प्रक्रिया सम्मिलित नहीं है। तथापि, रिपोर्ट करने की वर्तमान संगठनात्मक और प्रबंधकीय संरचना, उनमें सन्निहित जोखिम और प्रतिलाभ के आधार पर वर्तमान मूल - खंडों के आंकड़ों को निम्नवत पुनर्समूहित किया गया है:

क) कोष: कोष खंड में समस्त विनिधान पोर्टफोलियो और विदेशी विनिमय और डेरीवेटिव्स संविदाएं शामिल हैं। कोष खंड की आय मूलत: व्यापार - परिचालनों के शुल्क और इससे होने वाले लाभ / हानि तथा विनिधान पोर्टफोलियो की ब्याज आय पर आधारित है।

ख) कारपोरेट / थोक बैंकिंग: खंड के अंतर्गत कारपोरेट लेखा समूह, मध्य कारपोरेट लेखा समूह और तनावग्रस्त आस्ति समूह की ऋण - गतिविधियाँ सम्मिलित हैं। इनके द्वारा कारपोरेट और संस्थागत ग्राहकों को ऋण और लेनदेन सेवाएँ प्रदान की जाती हैं। इनके अंतर्गत विदेश स्थित कार्यालयों के गैर - कोष परिचालन भी शामिल हैं।

ग) खुदरा बैंकिंग: खुदरा बैंकिंग खंड के अंतर्गत राष्ट्रीय बैंकिंग समूह की शाखाएँ आती हैं। इन शाखाओं के कार्यकलापों में राष्ट्रीय बैंकिंग समूह से सम्बद्ध कारपोरेट ग्राहकों को ऋण उपलब्ध कराने सहित - वैयक्तिक बैंकिंग गतिविधियाँ शामिल हैं। एजेंसी व्यवसाय और एटीएम भी इसी समूह में आते हैं।

घ) अन्य बैंकिंग व्यवसाय: जो खंड उपर्युक्त (क) से (ग) के अंतर्गत वर्गीकृत नहीं हुए हैं उन्हें इस प्राथमिक खंड के अंतर्गत वर्गीकृत

3.3 Segment Reporting (As complied by management and relied upon by the auditors)

3.3.1 Segment Identification

A) Primary (Business Segment)

The following are the Primary Segments of the Group:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the data on the Primary Segments have been computed as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) **Other Banking business** – Segments not classified under (a) to (c) above are classified

किया गया है। इस खंड के अंतर्गत समूह की सभी गैर-बैंकिंग अनुषंगियों/संयुक्त उद्यमों का कार्यकलाप भी शामिल है।

जिन बैंकिंग अनुषंगियों की प्रबंधन रिपोर्टिंग प्रणाली पैरेंट जैसी नहीं है उनके रु.5 करोड़ रुपये से ऊपर के सभी जोखिमों को अलग कर दिया गया है और उन्हें कारपोरेट/थोक बैंकिंग में शामिल कर दिया गया है।

ख) गौण (भौगोलिक खंड):

i) देशी परिचालन के अंतर्गत - भारत में परिचालित शाखाएँ/ कार्यालय आते हैं।

ii) विदेशी परिचालन के अंतर्गत - भारत से बाहर परिचालित शाखाएँ/ कार्यालय तथा भारत में परिचालित समुद्रपारीय बैंकिंग इकाइयाँ आती हैं।

ग) व्यय, आस्तियों और देयताओं का आबंटन:

कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे कारपोरेट/ थोक और रिटेल बैंकिंग परिचालन खंड अथवा कोष परिचालन खंड से संबंधित हैं, तदनुसार आबंटित किए गए हैं। सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखने वाले व्यय के अनुपात के आधार पर आंबटित किए गए हैं।

3.3.2 खंड रिपोर्टिंग के लिए अपनाई गई लेखा नीतियां निम्नलिखित अतिरिक्त पक्षों के साथ वही हैं जो पैरेंट के वित्तीय विवरण को रिपोर्ट करने के लिए अपनाई गई हैं:

1) गैर-बैंकिंग परिचालन खंडों और अन्य खंडों के बीच अंतर खंड लेनदेन का मूल निर्धारण बाजार आधार पर किया गया है। कोष और अन्य बैंकिंग व्यवसाय के बीच लेनदेन के संबंध में निधियों के उपयोग के लिए प्रतिपूर्ति की राशि की गणना ऋण खंड द्वारा वहन किए गए ब्याज और अन्य लागतों के आधार पर की गई है।

2) खंडों की आय और व्यय को खंड की परिचालन गतिविधि से संबंध के आधार पर शामिल किया गया है।

3) समग्र उद्यम से संबंधित ऐसी आय और व्यय जिन्हें किसी खंड को आबंटित करने का तार्किक आधार नहीं है उन्हें "अनाबंटित व्यय" के अंतर्गत शामिल कर दिया गया है।

under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of Rs 5 Crore have been segregated and included in Corporate/Wholesale Banking.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) Allocation of Expenses, Assets and Liabilities

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ ratio of directly attributable expenses.

3.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

3.3.3 खंडवार सूचना के अंतर्गत प्रकटीकरण
3.3.3 DISCLOSURE UNDER SEGMENT REPORTING

भाग क : प्राथमिक खंड
PART A: PRIMARY SEGMENTS:

	कोष परिचालन Treasury Operations	कारपोरेट/थोक बैंकिंग Corporate/ Wholesale Banking	खुदरा बैंकिंग Retail Banking	अन्य बैंकिंग परिचालन Other Banking Operations	परित्याग Elimination	योग TOTAL
आय Revenue	28,434.51 (22,556.93)	39,843.20 (35,007.51)	50,310.11 (52,224.58)	18,522.63 (7,758.79)	(3,361.01) (-4,462.57)	133,749.44 (1,13,085.24)
परिणाम Result	4,408.86 (3,287.16)	7,762.42 (7,780.35)	9,021.20 (10,087.52)	196.03 (343.96)	— (—)	21,388.51 (21,498.99)
अनाबंटित (आय) Unallocated (Income)	— (—)	— (—)	— (—)	— (—)	— (—)	102.39 (7.85)
अनाबंटित (व्यय) Unallocated (Expenses)	— (—)	— (—)	— (—)	— (—)	— (—)	2,808.87 (-3,612.00)
परिचालन लाभ (पीबीटी) Operating Profit (PBT)	— (—)	— (—)	— (—)	— (—)	— (—)	18,682.03 (17,894.84)
कर Taxes	— (—)	— (—)	— (—)	— (—)	— (—)	6,668.38 (6,721.77)
असाधारण लाभ/हानि Extraordinary Profit/Loss	— (—)	— (—)	— (—)	— (—)	— (—)	— (—)
निवल लाभ Net Profit	— (—)	— (—)	— (—)	— (—)	— (—)	12,013.65 (11,173.07)
अन्य सूचनाएं: Other Information:						
खंड अस्तियाँ Segment Assets	4,20,007.04 (4,18,116.72)	4,49,429.89 (3,88,376.65)	5,35,117.22 (4,73,650.13)	36,405.72 (25,393.18)	— (- 8,907.13)	14,40,959.87 (12,96,629.55)
अनाबंटित अस्तियाँ Unallocated Assets	— (—)	— (—)	— (—)	— (—)	— (—)	9,184.10 (8,196.19)
कुल अस्तियाँ Total Assets	— (—)	— (—)	— (—)	— (—)	— (—)	14,50,143.97 (13,04,825.74)
खंड देयताएं Segment Liabilities	1,81,831.11 (2,11,439.13)	4,40,814.86 (3,72,216.04)	6,64,634.16 (5,90,989.82)	31,538.72 (21,864.52)	— (- 8,907.13)	13,18,818.85 (11,87,602.38)
अनाबंटित देयताएँ Unallocated Liabilities	— (—)	— (—)	— (—)	— (—)	— (—)	48,189.54 (44,832.97)
कुल देयताएँ Total Liabilities	— (—)	— (—)	— (—)	— (—)	— (—)	13,67,008.39 (12,32,435.35)

भाग ख : द्वितीयक खंड
PART B : SECONDARY SEGMENTS

विवरण Particulars	देशीय परिचालन Domestic Operations	विदेशी परिचालन Foreign Operations	योग Total
आय Revenue	1,28,347.46 (1,07,536.61)	5,504.37 (5,556.48)	1,33,851.83 (1,13,093.09)
आस्तियां Assets	13,11,718.84 (11,85,292.32)	1,38,425.13 (1,19,533.42)	14,50,143.97 (13,04,825.74)

i) आय/व्यय पूरे वर्ष हेतु हैं। आस्तियाँ/देयताओं का विवरण दिनांक 31 मार्च 2010 का है।
ii) कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं।
i) Income/Expenses are for the whole year. Assets/Liabilities are as at 31st March 2010.
ii) Figures within brackets are for previous year.

3.4 संबंधित पक्ष प्रकटीकरण : जैसा कि प्रबंधन द्वारा इनका अभिनिर्धारण और संकलन किया गया है और लेखापरीक्षकों ने इन्हें स्वीकार किया है।

3.4.1 समूह के संबंधित पक्ष:

क) संयुक्त उद्यम:

1. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्रा. लि.
2. सी एज टेक्नोलॉजीस लिमिटेड.
3. एसबीआइ मैक्वाअरी इंफ्रास्ट्रक्चर मैनेजमेंट प्रा.लि.
4. एसबीआइ मैक्वाअरी इंफ्रास्ट्रक्चर ट्रस्टी प्रा.लि.
5. मैक्वाअरी एसबीआइ इंफ्रास्ट्रक्चर मैनेजमेंट प्रा.लि.
6. मैक्वाअरी एसबीआइ इंफ्रास्ट्रक्चर ट्रस्टी लि.

ख) सहयोगी:

i) क्षेत्रीय ग्रामीण बैंक

1. आंध्र प्रदेश ग्रामीण विकास बैंक
2. अरुणाचल प्रदेश रूरल बैंक
3. कावेरी कल्पतरू ग्रामीण बैंक
4. छत्तीसगढ़ ग्रामीण बैंक
5. डेक्कन ग्रामीण बैंक
6. इलाकाई देहाती बैंक
7. मेघालय रूरल बैंक
8. कृष्णा ग्रामीण बैंक
9. लंगपी देहांगी रूरल बैंक
10. मध्य भारत ग्रामीण बैंक
11. मालवा ग्रामीण बैंक
12. मारवाड़ गंगानगर बीकानेर बैंक
13. मिजोरम रूरल बैंक
14. नागालैंड रूरल बैंक
15. पर्वतीय ग्रामीण बैंक
16. पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17. समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18. सौराष्ट्र ग्रामीण बैंक
19. उत्कल ग्राम्य बैंक
20. उत्तरांचल ग्रामीण बैंक
21. वनांचल ग्रामीण बैंक
22. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ii अन्य

23. दि क्लिअरिंग कार्पोरेशन आफ इंडिया लिमिटेड
24. नेपाल एसबीआइ बैंक लिमिटेड (13.06.2009 तक)
25. बैंक आफ भूटान लि.
26. यूटीआइ एसेट मैनेजमेंट कंपनी प्रा. लि. (19.01.2010 तक)
27. एस. एस. वेंचर्स सर्विसेस प्रा. लिमिटेड
28. एसबीआइ होम फायनांस लिमिटेड

ग) बैंक के प्रमुख प्रबंधन कार्मिक:

1. श्री ओ.पी. भट्ट, अध्यक्ष
2. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
3. श्री आर. श्रीधरन, प्रबंध निदेशक

3.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

3.4.1 Related Parties to the Group:

A) JOINT VENTURES:

1. GE Capital Business Process Management Services Private Limited.
2. C Edge Technologies Ltd.
3. SBI Macquarie Infrastructure Management Pvt. Ltd.
4. SBI Macquarie Infrastructure Trustee Pvt. Ltd.
5. Macquarie SBI Infrastructure Management Pte. Ltd.
6. Macquarie SBI Infrastructure Trustee Ltd.

B) ASSOCIATES:

i) Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhatisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii) Others

23. The Clearing Corporation of India Ltd
24. Nepal SBI Bank Ltd. (upto 13.06.2009)
25. Bank of Bhutan Ltd
26. UTI Asset Management Company Pvt. Ltd (upto 19.01.2010).
27. S. S. Ventures Services Pvt Ltd
28. SBI Home Finance Ltd

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director

3.4.2 **वर्ष के दौरान जिन पक्षों से लेनदेन किए गए:**

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार 'सरकार - नियंत्रित उद्यम' के रूप में संबंधित पक्ष लेनदेनों के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है। लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है। अन्य विवरण निम्नानुसार है :

1. सी-एज टेकनोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. एसबीआइ मैक्वाअरी इंन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
4. एसबीआइ मैक्वाअरी इंन्फ्रास्ट्रक्चर ट्रस्टी प्रा. लि.
5. मैक्वाअरी एसबीआइ इंन्फ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.
6. मैक्वाअरी एसबीआइ इंन्फ्रास्ट्रक्चर ट्रस्टी लि.
7. बैंक ऑफ भूटान लि.
8. नेपाल एसबीआइ बैंक लि. (13.06.2009 तक)
9. एस. एस. वेंचर्स सर्विसेस लिमिटेड
10. एसबीआइ होम फाइनेंस लि.
11. श्री ओ.पी.भट्ट, अध्यक्ष
12. श्री एस. के. भट्टाचार्य, प्रबंध निदेशक
13. श्री आर. श्रीधरन, प्रबंध निदेशक

3.4.3. लेनदेन/शेष राशियाँ:

विवरण	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक@	योग
जमा-राशियाँ #	112.99 (92.58)	— (0.69)	112.99 (93.27)
अन्य देयताएँ #	21.94 (50.39)	— (0.26)	21.94 (50.65)
विनिधान #	26.94 (21.80)	— (—)	26.94 (21.80)
अन्य आस्तियाँ #	— (—)	— (—)	— (—)
संदत्त ब्याज $	4.00 (2.71)	— (—)	4.00 (2.71)
प्राप्त ब्याज $	— (—)	— (—)	— (—)
लाभांश के रूप में अर्जित आय $	5.96 (1.89)	— (—)	5.96 (1.89)
प्रदत्त सेवाएँ $	0.05 (2.61)	— (—)	0.05 (2.61)
प्राप्त सेवाएँ $	144.48 (150.43)	— (—)	144.48 (150.43)
प्रबंधन संविदाएँ $	146.83 (—)	0.63 (0.38)	147.46 (0.38)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

\# 31 मार्च की स्थिति के अनुसार बकाया राशियाँ

$ वर्ष के लेनदेन

@ ऐसे लेनदेन जो बैंकर और ग्राहक के संबंधों की प्रकृति के नहीं हैं।

3.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of transactions with related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Macquarie Infrastructure Management Pvt. Ltd.
4. SBI Macquarie Infrastructure Trustee Pvt. Ltd.
5. Macquarie SBI Infrastructure Management Pte. Ltd.
6. Macquarie SBI Infrastructure Trustee Ltd.
7. Bank of Bhutan Ltd
8. Nepal SBI Bank Ltd. (upto 13.06.2009)
9. S. S. Ventures Services Ltd
10. SBI Home Finance Ltd
11. Shri O. P. Bhatt, Chairman
12. Shri S. K. Bhattacharyya, Managing Director
13. Shri R.Sridharan, Managing Director

3.4.3 Transactions / Balances:

Items	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	112.99 (92.58)	— (—)	112.99 (92.58)
Other Liability#	21.94 (50.39)	— (—)	21.94 (50.39)
Investments#	26.94 (21.80)	— (—)	26.94 (21.80)
Other Assets #	— (—)	— (—)	— (—)
Interest paid $	4.00 (2.71)	— (—)	4.00 (2.71)
Interest received $	— (—)	— (—)	— (—)
Income earned by way of Dividend $	5.96 (1.89)	— (—)	5.96 (1.89)
Rendering of services $	0.05 (2.61)	— (—)	0.05 (2.61)
Receiving of services $	144.48 (150.43)	— (—)	144.48 (150.43)
Management Contract $	146.83 (—)	0.63 (0.38)	147.46 (0.38)

(Figures in brackets pertain to previous year)

\# Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

3.5 पट्टे :

वित्तीय पट्टे

1 अप्रैल 2001 को या उसके पश्चात् वित्तीय पट्टों पर दी गई आस्तियाँ : इन वित्तीय पट्टों का ब्योरा नीचे दिया गया है।

	चालू वर्ष	पिछला वर्ष
पट्टों में किए गए कुल सकल विनिधान	—	37.09
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य 1 वर्ष से कम	—	6.48
1 से 5 वर्ष तक	—	—
5 वर्ष और उससे अधिक	—	—
योग	—	6.48
अनर्जित वित्त आय का वर्तमान मूल्य	—	0.28

परिचालन पट्टा *

क. 31 मार्च 2010 की स्थिति के अनुसार परिचालन पट्टे पर लिए गए कार्यालय परिसर / स्टाफ क्वार्टर्स

i.

देय न्यूनतम पट्टा किराया	(रुपए करोड़ में)
क. एक वर्ष अर्थात 2010-11 में देय	73.67
ख. एक वर्ष के बाद किंतु 5 वर्ष के बाद नहीं अर्थात 2011-12 से 2014-15 में देय	170.38
ग. 5 वर्ष के बाद अर्थात 2014-15 के बाद देय	51.12

ii. वर्ष के दौरान व्यय खाते में नामे की गई पट्टा व्यय की राशि 78.25

iii. पट्टा करारों में रद्द नहीं होने वाली पट्टा अवधि के अंत में समूह के लिए पट्टा अवधि के नवीकरण के विकल्प की व्यवस्था है। पट्टा करारों में कोई अपवादात्मक प्रतिबंधित प्रसंविदाएं नहीं हैं।

ख. 31 मार्च 2010 की स्थिति के अनुसार परिचालन पट्टे पर दिए गए परिसर

i.

प्राप्य न्यूनतम पट्टा किराया	(रुपए करोड़ में)
क. एक वर्ष के बाद नही अर्थात 2010-11 में प्राप्य	शून्य
ख. एक वर्ष के बाद किंतु 5 वर्ष अर्थात् 2011-12 से 2014-15 में प्राप्य	0.20
ग. 5 वर्ष के बाद अर्थात 2014-15 के बाद प्राप्य	शून्य

ii

विवरण	मूल लागत	31.03.2010 को संचित मूल्यह्रास	वर्ष के लिए मूल्यह्रास
पट्टे पर दिए गए परिसर	0.54	0.20	0.04

3.5 Leases:

Finance Leases

Assets given on Financial Leases on or after 1st April 2001: The details of financial leases are given below.

	Current Year	Previous Year
Total gross investment in the leases	—	37.09
Present value of minimum lease payments receivable Less than 1 year	—	6.48
1 to 5 years	—	—
5 years and above	—	—
Total	—	6.48
Present value of unearned finance income	—	0.28

Operating Lease*

A. Office Premises/Staff Quarters taken on Operating Lease as on 31st March 2010

i.

Minimum Lease Rent Payable	(Rs in Crore)
a. Payable not later than 1 year i.e. 2010-11	73.67
b. Payable later than 1 year and not later than 5 years i.e. 2011-12 to 2014-15	170.38
c. Payable later than 5 years i.e. after 2014-15	51.12

ii. Amount of lease charges debited to charges account during the year 78.25

iii. The lease agreements provide for an option to the group to renew the lease period at the end of non-cancellable period. There are no exceptional/ restrictive covenants in the lease agreements.

B. Premises given on Operating Leases as on 31st March 2010

i.

Minimum Lease Rental Receivable	(Rs in Crore)
a. Receivable not later than 1 year i.e. 2010-11	Nil
b. Receivable later than 1 year and not later than 5 years i.e. 2011-12 to 2014-15	0.20
c. Receivable later than 5 years i.e. after 2014-15	Nil

ii

Particulars	Original Cost	Accumulated Depreciation as on 31.03.2010	Depreciation for the year
Premises given on lease	0.54	0.20	0.04

iii लाभ और हानि खाते में कोई आकस्मिक किराया शामिल नहीं किया गया है।

* केवल रद्द नहीं होनेवाले पट्टे के संबंध में

3.6 प्रति शेयर उपार्जन:

बैंक ने लेखा मानक 20 - 'प्रति शेयर उपार्जन' के अनुसार प्रत्येक इक्विटी शेयर पर मूल और कम की गई आय की सूचना दी है। वर्ष के दौरान, कर के पश्चात् निवल लाभ को बकाया इक्विटी शेयरों की भारित औसत संख्या से अलग करके प्रति शेयर 'मूल आय' की गणना की गई है।

विवरण	चालू वर्ष	पिछला वर्ष
मूल और कम किए गए मूल प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत इक्विटी शेयरों की सं.	63,48,80,626	63,44,13,120
कम की गई प्रति शेयर आय की गणना के लिए प्रयुक्त भारित औसत शेयरों की संख्या	63,48,80,626	63,44,13,120
निवल लाभ (अल्पांश को छोड़कर) (करोड़ में)	11733.83	10955.29
प्रति शेयर मूल आय (रु.)	184.82	172.68
कम की गई प्रति शेयर आय (रु.)	184.82	172.68
प्रति शेयर नाममात्र मूल्य (रु.)	10.00	10.00

3.7 आय पर करों का लेखाकरण

i) वर्ष के दौरान, आस्थगित कर समायोजन के द्वारा रु. 1315.71 करोड़ [पिछले वर्ष रु. 1075.97 करोड़] लाभ और हानि खाते में जमा किए गए।

ii) प्रमुख मदों में आस्ति और देयता का मदवार विवरण निम्न तालिका में दिया गया है:

विवरण	31 मार्च 2010 की स्थिति के अनुसार	31 मार्च 2009 की स्थिति के अनुसार
आस्थगित कर आस्तियाँ		
अनर्जक आस्तियों के लिए प्रावधान	310.73	454.78
एक्जिट विकल्प के लिए अनुग्रह राशि का भुगतान	52.57	100.21
वेतन संशोधन	1837.31	769.19
ग्रैच्युटी, अवकाश, पेंशन आदि के लिए प्रावधान	1462.44	1214.24
अन्य	846.56	461.39
योग	**4509.61**	**2999.81**
आस्थगित कर देयताएँ		
अचल आस्तियों पर मूल्यह्रास	32.46	119.62
प्रतिभूतियों पर ब्याज	611.65	595.42
अन्य	431.92	276.76
योग	**1076.03**	**991.80**
निवल आस्थगित कर आस्तियाँ/ (देयताएँ)	**3433.58**	**2008.01**

iii No contingent rents have been recognised in the Profit & Loss Account.

* In respect of Non-Cancellable lease only.

3.6 Earnings per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing consolidated net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	63,48,80,626	63,44,13,120
Weighted average number of shares used in computing diluted earning per share	63,48,80,626	63,44,13,120
Net profit (Other than minority) (in Crore)	11733.83	10955.29
Basic earnings per share (Rs.)	184.82	172.68
Diluted earnings per share (Rs.)	184.82	172.68
Nominal value per share (Rs.)	10.00	10.00

3.7 Accounting for taxes on Income

i) During the year, Rs. 1315.71 Crore [Previous Year Rs. 1075.97 Crore] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) The break up of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar 2010	As at 31-Mar 2009
Deferred Tax Assets		
Provision for non performing assets	310.73	454.78
Ex-gratia paid under Exit option	52.57	100.21
Wage Revision	1837.31	769.19
Provision for Gratuity, Leave, Pension etc.	1462.44	1214.24
Others	846.56	461.39
Total	**4509.61**	**2999.81**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	32.46	119.62
Interest on securities	611.65	595.42
OTHERS	431.92	276.76
Total	**1076.03**	**991.80**
Net Deferred Tax Assets/(Liabilities)	**3433.58**	**2008.01**

3.8 संयुक्त रूप से नियंत्रित कंपनियों में विनिधान:

Investments in jointly controlled entities:

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the group's interests in jointly controlled entities are disclosed as under:

विवरण / Particulars	31 मार्च 2010 की स्थिति के अनुसार As at 31-Mar-2010	31 मार्च 2009 की स्थिति के अनुसार As at 31-Mar-2009
दायित्व / Liabilities		
पूँजी और आरक्षितियाँ / Capital & Reserves	81.49	70.34
जमाराशियाँ / Deposits	—	—
उधार राशियाँ / Borrowings	0.40	0.26
अन्य दायित्व एवं प्रावधान / Other Liabilities & Provisions	62.92	28.65
योग / TOTAL	**144.81**	**99.25**
आस्तियाँ / Assets		
नकदी और भारतीय रिज़र्व बैंक के पास जमाराशियाँ Cash and balances with Reserve Bank of India	0.05	0.01
बैंकों के पास जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्रतिदेय राशि Balances with Banks and Money at call and short notice	28.77	21.44
विनिधान / Investments	1.62	3.52
अग्रिम / Advances	—	—
अचल आस्तियाँ / Fixed Assets	11.50	11.20
अन्य आस्तियाँ / Other Assets	102.87	63.08
योग / TOTAL	**144.81**	**99.25**
पूंजीगत वायदे / Capital Commitments	शून्य/Nil	शून्य/Nil
अन्य आकस्मिक देयताएं / Other Contingent Liabilities	0.04	Nil/शून्य
आय / Income		
उपार्जित ब्याज / Interest earned	3.60	—
अन्य आय / Other income	78.49	51.47
कुल व्यय / Total	**82.09**	**51.47**
Expenditure		
व्यय किया गया ब्याज / Interest expended	—	—
परिचालन व्यय / Operating expenses	68.77	41.31
प्रावधान एवं आकस्मिकताएं / Provisions & contingencies	6.28	4.23
कुल / Total	**75.05**	**45.54**
लाभ / Profit	**7.04**	**5.93**

3.9 आस्तियों की अपसामान्यता:

बैंक प्रबंधन की दृष्टि में, वर्ष के दौरान, आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक 28 - 'आस्तियों की अपसामान्यता' लागू हो।

3.10 प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ

क) प्रावधानों का अलग-अलग विवरण:

	चालू वर्ष	पिछला वर्ष
क) आयकर (वर्तमान कर) के लिए प्रावधान	7980.75	7598.23
ख) आयकर (आस्थगित कर आस्ति) के लिए प्रावधान	(1315.71)	(1075.97)
ग) अनुषंगी लाभ कर	—	174.64
घ) अन्य करों के लिए प्रावधान	3.34	24.87
ङ) अनर्जक आस्तियों के लिए प्रावधान राशि (प्रतिलेखन प्रावधान के साथ)	6228.77	3616.30
च) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	152.67	304.83
छ) भारत और भारत के बाहर विनिधानों में मूल्यह्रास	(1355.10)	1352.77
ज) अन्य (प्रतिलेखन को छोड़कर)	1090.57	726.17
कुल	**12785.29**	**12721.84**

(कोष्ठक के आंकड़े क्रेडिट दर्शाते हैं।)

ख) अस्थिर प्रावधान:

	चालू वर्ष	पिछला वर्ष
क) अथशेष	**514.64**	**685.04**
ख) वर्ष के दौरान परिवर्धन	163.42	155.60
ग) वर्ष के दौरान आहरण में कमी	32.89	326.00
घ) इतिशेष	**645.17**	**514.64**

3.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 – "Impairment of Assets" applies.

3.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions:

	Current Year	Previous Year
a) Provision for Income Tax (current tax)	7980.75	7598.23
b) Provision for Income Tax (deferred tax asset)	(1315.71)	(1075.97)
c) Fringe Benefit Tax	—	174.64
d) Provision for other taxes	3.34	24.87
e) Amount of provision made against NPAs (including write back of provision)	6228.77	3616.30
f) General provision on Standard Assets in the global loan portfolio	152.67	304.83
g) Depreciation in the value of Investments in India and Outside India	(1355.10)	1352.77
h) Others (Net of write-backs)	1090.57	726.17
Total	**12785.29**	**12721.84**

(Figures in brackets indicate credit)

b) Floating provisions:

	Current Year	Previous Year
a) Opening Balance	**514.64**	**685.04**
b) Addition during the year	163.42	155.60
c) Draw down during the year	32.89	326.00
d) Closing balance	**645.17**	**514.64**

ग) आकस्मिक देयताओं और आकस्मिक आस्तियों का विवरण:

क्रम सं.	विवरण	संक्षिप्त विवरण
1 ऐसी	समूह के विरुद्ध ऐसे दावे जो ऋण के रूप में अभिस्वीकृत नहीं हैं.	व्यवसाय की सामान्य प्रक्रिया में मूल कंपनी और उसके घटक विभिन्न कार्यवाहियों में एक पक्ष हैं। समूह को उम्मीद नहीं है कि इन कार्यवाहियों के परिणाम का तात्विक प्रतिकूल प्रभाव समूह की वित्तीय स्थितियों, परिचालन परिणामों या नकदी प्रवाह पर पड़ेगा।
2	बकाया वायदा विनिमय संविदाओं के कारण देयताएँ	समूह अपने निजी खाते और ग्राहकों की अंतर-बैंक सहभागिता से विदेशी विनिमय संविदा, मुद्रा विकल्प, वायदा दर करार, मुद्रा विनिमय तथा ब्याज दर विनिमय करता है। वायदा विनिमय संविदाओं की प्रतिबद्धता विदेशी मुद्रा को भविष्य में संविदागत दर पर खरीदने या बेचने के लिए है। मुद्रा विनिमयों की प्रतिबद्धताएँ पूर्व निर्धारित दरों के आधार पर एक मुद्रा के विपरीत दूसरी मुद्रा की ब्याज / मूल राशि के रूप में विनिमय नकदी प्रवाह के लिए हैं। ब्याज दर विनिमय की प्रतिबद्धताएँ अचल विनिमय एवं अस्थायी ब्याज दर नकदी प्रवाह के लिए हैं। आनुमानिक राशियाँ, जिन्हें आकस्मिक देयताओं के रूप में दर्ज किया गया है, संविदाओं के ब्याज अंश के परिकलन हेतु न्यूनतम मापदंड के रूप में प्रयुक्त विशिष्ट राशियाँ है।
3	ग्राहकों, बिलों एवं हुंडियों, परांकनों तथा अन्य दायित्वों की ओर से दी गई गारंटियाँ	अपनी वाणिज्यिक बैंकिंग कार्यवाहियों के अंतर्गत समूह अपने ग्राहकों की ओर से प्रलेखी ऋण और गारंटी प्रदान करता है। प्रलेखी ऋण से समूह के ग्राहकों की ऋण अवस्थिति बढ़ती है। गारंटियाँ सामान्यत: बैंक की ओर से अटल आश्वासन होती हैं कि यदि ग्राहक अपने वित्तीय या निष्पादन दायित्वों को पूर्ण करने में असफल होता है तो बैंक ऐसी स्थिति में उनका भुगतान करेगा।
4	अन्य मदें जिनके लिए समूह आकस्मिक रूप से जिम्मेदार है।	समूह विभिन्न कर निर्धारण मामलों, जिनसे सम्बद्ध अपीलें विचाराधीन हैं, का एक पक्ष है। समूह की ओर से इन पर प्रतिवाद किया जा रहा है और इनके लिए कोई प्रावधान नहीं किया गया है। पुन: समूह ने व्यवसाय की सामान्य प्रक्रिया में शेयरों का अभिदान करने के वायदे किए हैं।

घ) उपर्युक्त आकस्मिक देयताएँ यथास्थिति, न्यायालय/पंचाट के निर्णय / न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत बाध्यताएँ, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्भूत करने जैसी भी स्थिति हो, के दायित्व पर आधारित हैं।

ङ) आकस्मिक देयताओं के प्रति प्रावधानों का उतार-चढ़ाव :

	चालू वर्ष	पिछला वर्ष
क) अथशेष	**303.95**	**238.34**
ख) वर्ष के दौरान परिवर्धन	215.30	108.14
ग) वर्ष के दौरान आहरण में कमी	25.99	42.53
घ) इतिशेष	**493.26**	**303.95**

4. **विचाराधीन वेतन करार :** सदस्य बैंकों की ओर से भारतीय बैंक संघ द्वारा ऑल इंडिया यूनियन्स ऑफ वर्कमैन के साथ किया गया आठवाँ द्विपक्षीय समझौता 31 अक्टूबर 2007 को समाप्त हो गया। नया करार 27 अप्रैल 2010 को निष्पादित किया गया जो अधिकारियों

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/ out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities:

	Current Year	Previous Year
a) Opening Balance	**303.95**	**238.34**
b) Addition during the year	215.30	108.14
c) Draw down during the year	25.99	42.53
d) Closing balance	**493.26**	**303.95**

4. **Pending Wage Agreement:** The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007.

और कर्मचारियों दोनों के लिए 01 नवंबर 2007 से लागू होगा । केंद्र सरकार से विधिवत अनुमोदन के पश्चात संशोधनों और बैंक द्वारा की जाने वाली ब्योरेवार गणना के संबंध में भारतीय बैंक संघ से ब्योरेवार परिपत्र प्राप्त न होने के कारण वर्ष के दौरान रु. 3076.29 करोड़ (31.03.2009 तक रु. 2372.54 करोड़) का प्रावधान किया गया है। वेतन संशोधन के कारण 31 मार्च 2010 तक किए गए प्रावधान की कुल राशि रु. 5448.83 करोड़ है ।

The New Agreement has been executed on 27th April, 2010 to be effective from 1st November, 2007 for workers as well as for officers. Pending receipt of detailed Circular from IBA regarding revisions after due approval from the Central Government and detailed computations to be carried out by the Bank, a provision of Rs.3076.29 Crore has been made during the year (Rs.2372.54 Crore upto 31.03.2009). The total provision held on account of wage revision as on 31st March, 2010 is Rs.5448.83 Crore.

5. कृषि ऋण माफी तथा ऋण राहत योजना 2008

कृषि ऋण माफी तथा ऋण राहत योजना 2008 के अनुसार, केन्द्र सरकार से ऋण माफी के कारण प्राप्य राशि रु. 5963.44 करोड़ (प्राप्तियाँ घटाने के बाद) और ऋण राहत के कारण प्राप्य राशि रु. 1537.04 करोड़ (प्राप्तियां घटाने के बाद) को भारतीय रिजर्व बैंक द्वारा परिपत्र के साथ पठित योजना के अनुसार अग्रिम के भाग के रूप में माना गया है।

6. भारतीय रिजर्व बैंक के परिपत्र डीबीओडी क्रमांक बीपी.बीसी. 42/21.01.02/2007-08 के निदेशानुसार रिडीमेबल प्रिफरेंस शेयरों को देयता माना गया है और उन पर भुगतान किए जाने वाले कूपन को ब्याज माना गया है।

7. आइसीएआइ द्वारा जारी सामान्य स्पष्टीकरणों को ध्यान में रखते हुए - समेकित वित्तीय विवरण की यथातथ्यता और उपयुक्तता पर कोई प्रभाव न होने के कारण उसमें - मूल कंपनी और अनुषंगियों के अलग वित्तीय विवरणों में उल्लिखित ऐसी सांविधिक सूचनाओं का जो महत्वपूर्ण नहीं हैं, यहां समेकित वित्तीय विवरणों में प्रकटीकरण नहीं किया गया है।

8. जहां भी आवश्यक और संभव था विगत वर्ष के आंकड़ों को चालू वर्ष के आंकड़ों से तुल्य बनाने के लिए पुनर्समूहित और पुनर्वर्गीकृत किया गया है। ऐसे मामलों में जहां भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण पहली बार किए गए हैं - पिछले वर्ष के आंकड़ों का उल्लेख नहीं किया गया है।

5. Agricultural Debt Waiver and Debt Relief Scheme 2008

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver being Rs.5963.44 Crore (net of receipt) and on account of debt relief being Rs.1537.04 Crore (net of receipt) are treated as part of advances in accordance with the scheme read with Circular issued by RBI.

6. In accordance with RBI circular DBOD NO.BP.BC.42/ 21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

7. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

8. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines/Accounting Standards, previous year figures have not been mentioned.

(श्री आर. श्रीधरन)
(Shri R. Sridharan)
प्रबंध निदेशक और समूह कार्यपालक (सहयोगी एवं अनुषंगियां)
Managing Director and GE (A&S)

(श्री एस. के. भट्टाचार्य)
(Shri S. K. Bhattacharyya)
प्रबंध निदेशक और मुख्य ऋण एवं जोखिम अधिकारी
Managing Director & Chief Credit and Risk Officer

(श्री ओ. पी. भट्ट)
(Shri O. P. Bhatt)
अध्यक्ष
Chairman

इसी तिथि की हमारी रिपोर्ट के अनुसार
In terms of our Report of even date
कृते ए. के. साबत एण्ड कंपनी
For **A. K. Sabat & Co.,**
सनदी लेखाकार
Chartered Accountants
(ए. के. साबत)
(A. K. Sabat)
भागीदार
Partner
सदस्यता क्रमांक / M.No. 030310
फर्म पंजीकरण सं. / Firm Registration No. 321012E
कोलकाता, 14 मई, 2010
Kolkata, 14th May 2010

भारतीय स्टेट बैंक (समेकित) STATE BANK OF INDIA (CONSOLIDATED)

31 मार्च 2010 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2010

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
	रु. Rs.	रु. Rs.
I. परिचालन कार्यकलाप से नकदी प्रवाह CASH FLOW FROM OPERATING ACTIVITIES	1622,74,28	31169,96,16
II. विनिधान कार्यकलाप से नकदी प्रवाह CASH FLOW FROM INVESTING ACTIVITIES	(1344,61,47)	(1630,89,34)
III. वित्तपोषण कार्यकलाप से नकदी प्रवाह CASH FLOW FROM FINANCING ACTIVITIES	(3272,61,32)	4500,72,69
IV. विनिमय घट-बढ़ नकदी प्रवाह CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	(418,21,12)	2193,48,35
नकदी एवं नकदी समतुल्य में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS	**(3412,69,63)**	**36233,27,86**
V. नकदी एवं नकदी समतुल्य - वर्ष के आरंभ में CASH AND CASH EQUIVALENTS - OPENING	125261,69,56	89028,41,70
VI. नकदी एवं नकदी समतुल्य - वर्ष के अंत में CASH AND CASH EQUIVALENTS - CLOSING	121848,99,93	125261,69,56

I. परिचालन कार्यकलाप से नकदी प्रवाह

CASH FLOW FROM OPERATING ACTIVITIES		
कर पूर्व निवल लाभ Net Profit before taxes	18402,21,30	17677,05,43
समायोजन ADJUSTMENT FOR:		
मूल्यह्रास शुल्क Depreciation charge	1321,56,46	924,46,18
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/Loss on sale of fixed assets (Net)	9,94,81	4,20,67
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	6228,77,13	3616,30,20
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	152,67,07	304,82,54
भारत में निवेशों पर मूल्यह्रास Depreciation on Investments in India	(1243,27,73)	1058,11,27
भारत के बाहर निवेशों पर मूल्यह्रास Depreciation on Investments Outside India	(111,82,57)	294,65,42
विनिधानों के विक्रय पर (लाभ)/हानि (निवल) (Profit)/Loss on sale of investments (Net)	(4930,43,83)	(1758,03,89)
विनिधानों के पुनर्मूल्यांकन पर (लाभ)/हानि (Profit)/Loss on revaluation of investments	(3022,98,14)	629,25,09
अन्य आस्तियों पर प्रावधान Provision on other assets	129,13,12	51,38,94
अन्य प्रावधान Other Provisions	961,43,45	674,79,65
वर्ष के दौरान अपलिखित आस्थगित आय खर्च Deferred Revenue Expenditure written off during the year	6,90,26	5,83,24
बांडों पर संदत्त ब्याज (वित्तीय कार्यकलाप) Interest paid on Bonds (Financing Activity)	3520,54,39	2797,09,40
सहयोगियों से प्राप्त लाभांश/अर्जित आय (निवेश कार्यकलाप) Dividend/Earnings from Associates (Investing activity)	(229,52,26)	53,63
घटाएं : प्रत्यक्ष-कर Less : Direct Taxes	(8444,43,35)	(7764,81,41)
	12750,70,11	**18515,66,36**
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	104476,23,82	235571,80,75
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	14032,55,34	(9764,95,86)
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	(21761,95,20)	(98472,70,24)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(125368,02,88)	(150756,74,61)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions	14131,77,63	30323,16,05
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	3361,45,46	5753,73,71
परिचालन कार्यकलाप से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES	**1622,74,28**	**31169,96,16**
II. विनिधान कार्यकलाप से नकदी प्रवाह CASH FLOW FROM INVESTING ACTIVITIES		
सहयोगियों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in Associates	547,79,04	(141,00,08)
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	229,52,25	(53,63)
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(2121,92,76)	(1489,35,63)
विनिधान कार्यकलाप द्वारा उपलब्ध कराई गई निवल नकदी NET CASH PROVIDED BY INVESTING ACTIVITIES	**(1344,61,47)**	**(1630,89,34)**
III. वित्तपोषण कार्यकलाप से नकदी प्रवाह CASH FLOW FROM FINANCING ACTIVITIES		
शेयर पूँजी Share Capital	24	3,40,98
शेयर प्रीमियम Share Premium	38,26	558,95,77
बांड इश्यू Issue of Bonds	3437,46,26	8373,43,21
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(289,00,00)	(40,00,00)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(3520,54,39)	(2797,09,40)
संदत्त लाभांश उस पर कर सहित Dividends Paid including tax thereon	(2821,38,33)	(1532,11,70)
अनुषंगियों द्वारा संदत्त लाभांश Dividends tax Paid by subsidiaries	(79,53,36)	(65,86,17)
वित्तीय कार्यकलाप द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES	**(3272,61,32)**	**4500,72,69**
IV. विनिमय उतार-चढ़ाव के कारण नकदी प्रवाह CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION		
विदेशी अनुषंगियों की आरक्षितियां Reserves of Foreign Subsidiaries	(54,32,29)	1530,98,35
अन्य-विदेशी मुद्रा बांडों का पुनर्मूल्यन Others-Revaluation of foreign currency bonds	(363,88,83)	662,50,00
विनिमय उतार-चढ़ाव के कारण निवल नकदी प्रवाह Net Cashflows on A/C of Exchange Fluctuation	**(418,21,12)**	**2193,48,35**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2010 को समाप्त वर्ष Year ended 31.3.2010	31.3.2009 को समाप्त वर्ष Year ended 31.3.2009
V. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य **CASH AND CASH EQUIVALENTS - OPENING**		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित है) Cash in hand (including FC notes & gold)	5462,49,27	3791,06,09
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	68698,57,39	71026,19,45
बैंकों में जमाराशियाँ तथा मांग पर एवं अल्प सूचना पर प्रतिदेय राशियाँ Balances with Banks & MACSN	51100,62,90	14211,16,16
योग TOTAL	**125261,69,56**	**89028,41,70**
VI. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य **CASH AND CASH EQUIVALENTS - CLOSING**		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित है) Cash in hand (including FC notes & gold)	8657,22,06	5462,49,27
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	73538,36,00	68698,57,39
बैंकों में जमाराशियाँ तथा मांग पर एवं अल्प सूचना पर प्रतिदेय राशियाँ Balances with Banks & MACSN	39653,41,87	51100,62,90
योग TOTAL	**121848,99,93**	**125261,69,56**

समेकित वित्तीय विवरणों पर लेखा-परीक्षक की रिपोर्ट

भारतीय स्टेट बैंक के निदेशक बोर्ड को

1. हमने भारतीय स्टेट बैंक (इस बैंक), इसकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों (इस समूह) की 31 मार्च 2010 की स्थिति के अनुसार समेकित तुलन-पत्र और उसी तारीख को समाप्त समेकित लाभ एवं हानि खाता तथा समेकित नकदी प्रवाह विवरण का परीक्षण किया है इनमें :
   i. हमारे सहित 14 (चौदह) संयुक्त लेखा-परीक्षकों द्वारा लेखा-परीक्षित बैंक के खाते,
   ii. अन्य लेखा-परीक्षकों द्वारा लेखा परीक्षित 27 (सत्ताईस) अनुषंगियों, 25 (पच्चीस) सहयोगियों और 6 (छह) संयुक्त उद्यमों के लेखापरीक्षित खाते,
   iii. 2(दो) अनुषंगियों, और 1 (एक) सहयोगी के अलेखापरीक्षित खाते।

   ये समेकित वित्तीय विवरण बैंक प्रबंधन की जिम्मेदारी हैं और ये अलग अलग वित्तीय विवरणों और समूह की भिन्न इकाइयों से संबंधित अन्य वित्तीय जानकारी के आधार पर तैयार किए गए हैं। हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अपना अभिमत प्रस्तुत करना है।

2. हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है। इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और उसे इस प्रकार निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय - वस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं। लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की नमूना-परीक्षण आधार पर जाँच सम्मिलित है। लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता हैं। हमें विश्वास है कि हमारा लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता हैं।

3. हमने 13 अन्य संयुक्त लेखा परीक्षकों के साथ बैंक के वित्तीय विवरणों की लेखा-परीक्षा की है, जिनके वित्तीय विवरणों में 31 मार्च 2010 को रु. 10,53,414 करोड़ की कुल आस्तियाँ और रु. 85,962 करोड़ की कुल आय और इसी तारीख को समाप्त वर्ष के लिए रु. 6,926 करोड़ की राशि के निवल नकदी प्रवाह दिखाए गए हैं।

4. हमने इनकी अनुषंगियों, सहयोगियों और संयुक्त उद्यमों के वित्तीय विवरणों की लेखा परीक्षा नहीं की, जिनमें 31 मार्च 2010 को रु. 4,10,201 करोड़ की कुल आस्तियाँ और रु. 49,192 करोड़

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS,
STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank), its subsidiaries, associates and joint ventures (the Group) as at 31st March 2010, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the:
   i. Audited accounts of the Bank audited by 14 (fourteen) Joint Auditors including us,
   ii. Audited accounts of 27 (twenty seven) subsidiaries, 25 (twenty five) Associates and 6 (six) joint ventures audited by other auditors,
   iii. Unaudited accounts of 2(two) subsidiaries and 1(one) associate.

   These Consolidated financial statements are the responsibility of the Bank's management and have been prepared by the management on the basis of separate financial statements and other financial information of the different entities in the Group. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the Bank along with 13 other joint auditors, whose financial statements reflect total assets of Rs. 10,53,414 Crore as at 31st March 2010, and total revenue of Rs. 85,962 Crore and net cash outflows amounting to Rs. 6,926 Crore for the year then ended.

4. We did not audit the financial statements of its Subsidiaries, Associates and Joint Ventures whose financial statements reflect total assets of Rs. 4,10,201 Crore as at 31st March 2010, and total revenue of Rs. 49,192 Crore and net cash flows

की कुल आय और उसी तारीख को समाप्त वर्ष के लिए रु. 5,433 करोड़ के निवल नकदी प्रवाह दिखाए गए हैं। इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई हैं और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा-परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है।

5. हमने 2 (दो) अनुषंगियों, और 1 (एक) सहयोगी के अलेखापरीक्षित वित्तीय विवरणों, जिनमें 31 मार्च 2010 को रु. 3,326 करोड़ की कुल आस्तियाँ, रु. 130 करोड़ की कुल आय और उसी तारीख को समाप्त वर्ष के रु. 67 करोड़ के निवल नकदी प्रवाह प्रदर्शित किए गए हैं, को भी अपनी लेखा परीक्षा में शामिल किया है।

6. हम रिपोर्ट करते हैं कि समेकित वित्तीय विवरणों को, बैंक प्रबंधन द्वारा भारतीय सनदी लेखाकार संस्थान द्वारा निर्धारित लेखा मानक-21-"समेकित वित्तीय विवरण", लेखा मानक-23 "समेकित वित्तीय विवरण में सहयोगियों में निवेश का लेखा" और लेखा मानक-27- "संयुक्त उद्यमों में हित की वित्तीय रिपोर्ट" के अनुसार, भारतीय रिज़र्व बैंक की अपेक्षाओं के अनुसार तैयार किया गया है।

7. अपनी लेखा परीक्षा और भिन्न-भिन्न वित्तीय विवरणों पर अन्य लेखा परीक्षकों की रिपोर्ट अलेखापरीक्षित वित्तीय विवरणों और उसके घटकों की अन्य वित्तीय जानकारी पर विचार करने पर तथा हमें प्रदान की गई सूचना एवं स्पष्टीकरणों के आधार पर हमारा विचार है कि संलग्न समेकित वित्तीय विवरण - भारत में सामान्यतया स्वीकृत लेखा-परीक्षा सिद्धांतों के अनुरूप सही एवं स्पष्ट चित्र प्रस्तुत करता है:
   - क. 31 मार्च 2010 को समाप्त वर्ष के लिए समूह की स्थिति के संबंध में समेकित तुलन पत्र;
   - ख. इसी तिथि को समाप्त वर्ष के लिए समूह के समेकित लाभ और हानि खाते में समेकित लाभ के संबंध में;
   - ग. इसी तिथि को समाप्त वर्ष के लिए समूह के नकदी प्रवाह के समेकित नकदी प्रवाह विवरण के संबंध में।

कृते ए. के. साबत एण्ड कंपनी
सनदी लेखाकार

ए. के. साबत
(भागीदार)
सदस्यता सं. : 030310
फर्म पंजीकरण सं. 321012E

स्थान : कोलकाता
दिनांक : 14 मई 2010

amounting to Rs. 5,433 Crore for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

5. We have also relied on the un-audited financial statements of 2 (two) subsidiaries and 1 (one) associate, whose financial statements reflect total assets of Rs. 3,326 Crore as at 31st March 2010, total revenue of Rs. 130 Crore and net cash flows amounting to Rs. 67 Crore for the year then ended.

6. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21 – "Consolidated Financial Statements", Accounting Standard 23 – "Accounting for investment in Associates in Consolidated Financial Statements" and Accounting Standard 27- "Financial Reporting of Interest in Joint Ventures" prescribed by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India.

7. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, give a true and fair view in conformity with the accounting principles generally accepted in India:
   - a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2010;
   - b. in the case of the Consolidated Profit and Loss account of the consolidated profit of the Group for the year ended on that date; and
   - c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.

For A. K. Sabat & Co.
Chartered Accountants

A. K. Sabat
(Partner)
Membership No. : 030310
Firm Registration No. 321012E

Place : Kolkata
Dated : 14th May 2010


Experience the Seamless Way to Transfer Funds Back Home



स्टेट बैंक समूह
State Bank Group

नई पूँजी पर्याप्तता संरचना
(बेसल - II)
New Capital Adequacy Framework
(Basel - II)

स्तंभ - III (बाजार अनुशासन) प्रकटीकरण
Pillar - III (Market Discipline) Disclosures

भारतीय स्टेट बैंक (समेकित), दिनांक 31.03.2010 की स्थिति के अनुसार
तालिका डी एफ-1
कार्यान्वयन क्षेत्र

1.गुणात्मक प्रकटीकरण :

1.1 **भारतीय स्टेट बैंक** : भारतीय स्टेट बैंक मूल कंपनी है, जिस पर यह बेसल-II संरचना लागू होती है.

1.2 **स्टेट बैंक समूह में शामिल कंपनियां**

समूह के समेकित वित्तीय विवरण भारत में सामान्यतया मान्य लेखाकरण सिद्धांतों जिसमें सांविधिक प्रावधान, विनियामक/भारतीय रिज़र्व बैंक दिशानिर्देश, लेखामानक/आइसीएआइ द्वारा जारी मार्गदर्शक टिप्पणियाँ शामिल हैं, के अनुरूप हैं। स्टेट बैंक समूह में निम्नलिखित अनुषंगियाँ/संयुक्त उद्यम एवं सहयोगी हैं।

1.2.1 **पूर्णतः समेकित कंपनियां:** निम्नलिखित अनुषंगियों एवं संयुक्त उद्यमों (जो अनुषंगियाँ भी हैं) को लेखामानक एएस 21 के अनुसार अक्षरश: समेकित किया गया है।

क्रमांक	अनुषंगी का नाम	समूह की हिस्सेदारी (%)
1	स्टेट बैंक ऑफ बीकानेर एंड जयपुर	75.07
2	स्टेट बैंक ऑफ हैदराबाद	100.00
3	स्टेट बैंक ऑफ इंदौर	98.05
4	स्टेट बैंक ऑफ मैसूर	92.33
5	स्टेट बैंक ऑफ पटियाला	100.00
6	स्टेट बैंक ऑफ ट्रावणकोर	75.01
7	एस बी आइ सी आइ बैंक लिमिटेड	100.00
8	एस बी आइ कैपिटल मार्केट्स लिमिटेड	100.00
9	एस बी आइ कैप सिक्युरिटीज लिमिटेड	100.00
10	एस बी आइ कैप ट्रस्टी कंपनी लिमिटेड	100.00
11	एस बी आइ कैप्स वेंचर्स लिमिटेड	100.00
12	एस बी आइ डी एफ एच आइ लिमिटेड	66.39
13	एस बी आइ म्यूचुअल फण्ड ट्रस्टी कंपनी प्रा. लि.	100.00
14	एस बी आइ ग्लोबल फैक्टर्स लि.	85.35
15	एस बी आइ पेंशन फंड प्रा. लि.	96.85
16	एस बी आइ कस्टोडियल सर्विसेस प्रा. लि.	65.00
17	एस बी आइ जनरल इंश्योरेंस कंपनी लि.	74.00
18	एस बी आइ पैमेंट सर्विसेस प्रा. लि.	100.00
19	एस बी आइ (कनाडा)	100.00
20	एस बी आइ (कैलिफोर्निया)	100.00
21	एस बी आइ (मारीशस) लिमिटेड	93.40
22	पी टी बैंक एस बी आइ इंडोनेशिया	76.00
23	एस बी आइ कैप (यू के) लि.	100.00
24	एस बी आइ कार्ड्स एंड पेमेंट सर्विसेज लिमिटेड	60.00
25	एस बी आइ फंड्स मैनेजमेंट प्रा. लि.	63.00
26	एस बी आइ लाइफ इंश्योरेंश कंपनी लि.	74.00
27	कामर्शियल बैंक ऑफ इंडिया एलएलसी.	60.00
28	नेपाल एस बी आइ बैंक लि.	55.02
29	एस बी आइ फंड्स मैनेजमेंट (इंटरनेशनल) प्रा. लि.	63.00

1.2.2 जो संस्थाएँ संयुक्त उद्यम हैं, उनका समेकन लेखा मानक-एएस 27 के अनुसार आनुपातिक आधार पर किया गया है।

क्रमांक	संयुक्त उद्यम का नाम	समूह की हिस्सेदारी (%)
1	सी ऐज टेक्नोलॉजीस लि.	49.00
2	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्रा. लि.	40.00
3	एस बी आइ मैक्वारी इंफ्रास्ट्रक्चर मैनेजमेंट प्रा. लि.	45.00
4	एस बी आइ मैक्वारी इंफ्रास्ट्रक्चर ट्रस्टी प्रा. लि.*	100.00
5	मैक्वारी एस बी आइ इंफ्रास्ट्रक्चर मैनेजमेंट पीटीई. लि.	45.00
6	मैक्वारी एस बी आइ इंफ्रास्ट्रक्चर ट्रस्टी प्रा. लि.	45.00

*संयुक्त उद्यम को अगली तिमाही में शामिल किए जाने की आशा है.

1.2.3 स्टेट बैंक की सभी अनुषंगियों, संयुक्त उद्यमों एवं सहयोगी बैंकों का समेकन किया गया है। इसलिए ऐसी कोई भी संस्था नहीं है जिसे समेकन में शामिल न किया गया हो। उपर्युक्त अनुषंगियों एवं संयुक्त उद्यमों के अलावा, निम्नलिखित सहयोगियों का समेकन लेखा मानक 23 के अनुसार ईक्विटी लेखाकरण आधार पर किया गया है।

STATE BANK OF INDIA (CONSOLIDATED) AS ON 31.03.2010
TABLE DF-1
SCOPE OF APPLICATION

1. **Qualitative Disclosures:**

1.1 **Parent** : State Bank of India is the parent company to which the Basel II Framework applies.

1.2 **Entities constituting State Bank Group**

The consolidated financial statements of the group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the ICAI. The following subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

1.2.1 **Fully Consolidated Entities:** The following Subsidiaries and Joint Ventures (which are also subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

S.No	Name of the Subsidiary	Group's Stake (%)
1.	State Bank of Bikaner & Jaipur	75.07
2.	State Bank of Hyderabad	100.00
3.	State Bank of Indore	98.05
4.	State Bank of Mysore	92.33
5.	State Bank of Patiala	100.00
6.	State Bank of Travancore	75.01
7.	SBI Commercial & International Bank Ltd.	100.00
8.	SBI Capital Markets Ltd.	100.00
9.	SBICAP Securities Ltd.	100.00
10.	SBICAP Trustee Company Ltd.	100.00
11.	SBICAPS Ventures Ltd.	100.00
12.	SBI DFHI Ltd.	66.39
13.	SBI Mutual Fund Trustee Company Pvt. Ltd.	100.00
14.	SBI Global Factors Ltd.	85.35
15.	SBI Pension Funds Pvt. Ltd.	96.85
16.	SBI Custodial Services Pvt. Ltd.	65.00
17.	SBI General Insurance Company Ltd.	74.00
18.	SBI Payment Services Pvt. Ltd.	100.00
19.	State Bank of India (Canada)	100.00
20.	State Bank of India (California)	100.00
21.	SBI (Mauritius) Ltd.	93.40
22.	PT Bank SBI Indonesia	76.00
23.	SBICAP (UK) Ltd.	100.00
24.	SBI Cards and Payment Services Pvt. Ltd.	60.00
25.	SBI Funds Management Pvt. Ltd.	63.00
26.	SBI Life Insurance Company Ltd.	74.00
27.	Commercial Bank of India Llc.	60.00
28.	Nepal SBI Bank Ltd.	55.02
29.	SBI Funds Management (International) Pvt. Ltd.	63.00

1.2.2 Pro Rata Consolidated Entities: The entities which are joint Ventures are consolidated pro rata as per Accounting Standard – AS27.

S.No	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Ltd.	49.00
2	GE Capital Business Process Management Services Pvt. Ltd.	40.00
3	SBI Macquarie Infrastructure Management Pvt. Ltd.	45.00
4	SBI Macquire Infrastructure Trustee Pvt. Ltd.*	100.00
5	Macquire SBI Infrastructure Management Pte. Ltd.	45.00
6	Macquarie SBI Infrastructure Trustee Ltd.	45.00

* JV Partner is expected to be inducted in the next quarter.

1.2.3 All the subsidiaries, joint ventures and associates of State Bank are consolidated. Hence there is no entity which is excluded from consolidation. In addition to the above mentioned Subsidiaries and Joint Ventures, the following associates are consolidated as per Equity Accounting in terms of AS 23.

क्रमांक	सहयोगी का नाम	समूह की हिस्सेदारी (%)
1	आंध्र प्रदेश ग्रामीण विकास बैंक	35.00
2	अरुणाचल प्रदेश ग्रामीण बैंक	35.00
3	छत्तीसगढ़ ग्रामीण बैंक	35.00
4	इलाकाई देहाती बैंक	35.00
5	मेघालया ग्रामीण बैंक	35.00
6	कृष्णा रूरल बैंक	35.00
7	लंग्पी देहांगी रूरल बैंक	35.00
8	मध्य भारत ग्रामीण बैंक	35.00
9	मिजोरम रूरल बैंक	35.00
10	नागालैंड रूरल बैंक	35.00
11	पर्वतीय ग्रामीण बैंक	35.00
12	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	35.00
13	समस्तीपुर क्षेत्रीय ग्रामीण बैंक	35.00
14	उत्कल ग्राम्य बैंक	35.00
15	उत्तरांचल ग्रामीण बैंक	35.00
16	वनांचल ग्रामीण बैंक	35.00
17	मारवाड़ गंगानगर बीकानेर ग्रामीण बैंक	26.27
18	विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	34.32
19	डेक्कन ग्रामीण बैंक	35.00
20	कावेरी कल्पतरू ग्रामीण बैंक	32.32
21	मालवा ग्रामीण बैंक	35.00
22	सौराष्ट्र ग्रामीण बैंक	35.00
23	क्लियरिंग कार्पोरेशन ऑफ इंडिया लि.	28.99
24	बैंक ऑफ भूटान	20.00
25	एस. एस. वेंचर्स लिमिटेड	50.00
26	एसबीआइ होम फाइनेंस लिमिटेड	25.05

1.3 **लेखाकरण एवं विनियामक प्रयोजनों के लिए समेकन के आधार में अंतर**

विनियामक दिशानिर्देशों के अनुसार समेकित बैंक, समूह की उन कंपनियों को समेकन से बाहर रख सकता है जो बीमा व्यवसाय एवं ऐसे व्यवसाय से जुड़ी हैं जो वित्तीय सेवाओं से संबंधित नहीं है। इसलिए समेकित विवेकपूर्ण रिपोर्टिंग प्रयोजनों से निम्नलिखित संस्थाओं में समूह के निवेशों को लागत आधार पर लिया गया है और उसमें से क्षरण को घटाया गया है, यदि कोई थे।

क्रमांक	संयुक्त उद्यम का नाम	समूह की हिस्सेदारी (%)
1	सी एज टेक्नोलॉजीस प्राइवेट लिमिटेड	49.00
2	जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	40.00
3	एस बी आइ लाइफ इंश्योरेंस कंपनी लिमिटेड	74.00
4	एस बी आइ जनरल इंश्योरेंस कंपनी लिमिटेड	74.00

2. मात्रात्मक प्रकटीकरण :

2.1 सभी अनुषंगियों की पूँजी अभाव की कुल राशि को समेकन में शामिल नहीं किया गया है अर्थात् इन्हें हटा दिया गया है एवं ऐसी अनुषंगियों का नाम(के नाम) : **कोई नहीं**

2.2 बीमा संस्थाओं में बैंक के कुल हिस्से की कुल राशियाँ (अर्थात् वर्तमान बही-मूल्य) जो जोखिम भारित हैं, उनके नाम, उनके निगमन या निवास का देश, स्वामित्व हिस्से का अनुपात, और यदि भिन्न हो तो इन संस्थाओं में मताधिकार का अनुपात और इसके अतिरिक्त इस पद्धति की तुलना में कटौती पद्धति का उपयोग करने पर विनियामक पूँजी पर परिमाणात्मक प्रभाव को सूचित करता है:

1) नाम : **एस बी आइ लाइफ इंश्योरेंस कंपनी लिमिटेड, मुंबई**
निगमन देश : **भारत**
स्वामित्व हिस्सा : **रु. 740.00 करोड़ (74%)**

2) नाम : **एस बी आइ जनरल इंश्योरेंस कंपनी लिमिटेड, मुंबई**
निगमन देश : **भारत**
स्वामित्व हिस्सा : **रु. 111.00 करोड़ (74%)**

विनियामक पूँजी पर परिमाणात्मक प्रभाव :

समेकन पद्धति के अधीन : **लागू नहीं**

कटौती पद्धति के अधीन : पूँजी पर्याप्तता की गणना के प्रयोजन से बीमा अनुषंगी में किए गए कुल निवेश को बैंक की पूँजी निधियों में से घटाया गया है।

S.No	Name of the Associate	Group's Stake (%)
1	Andhra Pradesh Grameena Vikas Bank	35.00
2	Arunachal Pradesh Rural Bank	35.00
3	Chhatisgarh Gramin Bank	35.00
4	Ellaquai Dehati Bank	35.00
5	Meghalaya Rural Bank	35.00
6	Krishna Grameena Bank	35.00
7	Langpi Dehangi Rural Bank	35.00
8	Madhya Bharat Gramin Bank	35.00
9	Mizoram Rural Bank	35.00
10	Nagaland Rural Bank	35.00
11	Parvatiya Gramin Bank	35.00
12	Purvanchal Kshetriya Gramin Bank	35.00
13	Samastipur Kshetriya Gramin Bank	35.00
14	Utkal Gramya Bank	35.00
15	Uttaranchal Gramin Bank	35.00
16	Vananchal Gramin Bank	35.00
17	Marwar Ganganagar Bikaner Gramin Bank	26.27
18	Vidisha Bhopal Kshetriya Gramin Bank	34.32
19	Deccan Grameena Bank	35.00
20	Cauvery Kalpatharu Grameena Bank	32.32
21	Malwa Gramin Bank	35.00
22	Saurashtra Grameena Bank	35.00
23	The Clearing Corporation of India Ltd.	28.99
24	Bank of Bhutan	20.00
25	S.S. Ventures Services Ltd.	50.00
26	SBI Home Finance Ltd.	25.05

1.3 **Differences in basis of consolidation for accounting and regulatory purposes**

In terms of Regulatory guidelines, the consolidated bank may exclude from consolidation, group companies which are engaged in insurance business and business not pertaining to financial services. Hence the groups' investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

S.No	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Ltd.	49.00
2	GE Capital Business Process Management Services Pvt. Ltd.	40.00
3	SBI Life Insurance Company Ltd.	74.00
4	SBI General Insurance Company Ltd.	74.00

2. **Quantitative Disclosures:**

2.1 The aggregate amount of capital deficiencies in all subsidiaries not included in the consolidation i.e., that are deducted and the names(s) of such subsidiaries: **Nil**

2.2 The aggregate amounts (e.g. current book value) of the bank's total interests in insurance entities, which are risk-weighted, as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on regulatory capital of using this method versus using the deduction:

1) Name : **SBI Life Insurance Co. Ltd. Mumbai**
   Country of Incorporation : **India**
   Ownership interest : **Rs.740.00 crores (74%)**

2) Name : **SBI General Insurance Co. Ltd. Mumbai**
   Country of Incorporation : **India**
   Ownership interest : **Rs.111.00 crores (74%)**

Quantitative Impact on the Regulatory Capital :

Under consolidation method : **NA**

Under deduction method: Entire investment made in the Insurance subsidiary is reduced from Capital Funds of the Bank, for the purpose of Capital Adequacy calculation.

तालिका डीएफ - 2
पूँजी संरचना : प्रकटीकरण

गुणात्मक प्रकटीकरण

(क) सारांश

पूँजी का प्रकार	**विशेषताएँ**
ईक्विटी (श्रेणी-I)	देशी बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के जरिये ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है, जबकि उनमें से कुछ जैसे स्टेट बैंक ऑफ बीकानेर एंड जयपुर, स्टेट बैंक ऑफ इंदौर, स्टेट बैंक ऑफ मैसूर एवं स्टेट बैंक ऑफ ट्रावणकोर के पास पब्लिक शेयरधारिता भी है। वर्ष 2009-10 के दौरान शेयर प्रीमियम सहित ईक्विटी की रु. 520 करोड़ की राशि बैंकिंग अनुषंगियों द्वारा जुटाई गई: एसबीएच : रु. 350 करोड़ (शेयर प्रीमियम रु. 346.50 करोड़) और एस बी पी : रु. 170 करोड़ (शेयर प्रीमियम रु. 150 करोड.). देशीय गैर-बैंकिंग अनुषंगियों ने ईक्विटी लिखतों के माध्यम से ईक्विटी जुटाई है। प्रमुख शेयरधारक भारतीय स्टेट बैंक है तथा अन्य शेयरधारक इस प्रकार हैं- एसजीएएम (एसबीआइ फंड्स - 37%), जीई कैपिटल (एसबीआइ कार्डस-40%), सिडबी (एसबीआइ जीएफएल 6.53%), बैंक ऑफ महाराष्ट्र (एसबीआइ जीएफएल 4.81%), यूबीआई (एसबीआइ जीएफएल 3.27%),एस बी इंदौर (एसबीआइ जीएफएल 1.96%). वर्ष 2009-10 के दौरान एस बी आई कार्ड्स में दोनों हित धारकों द्वारा धारित ईक्विटी के अनुपात में रु. 130 करोड़ का ईक्विटी पूंजी के रूप में निवेश किया गया. एसबीआई की अनुषंगी एसबीआई फैक्टर्स फैक्टर्स एंड कमर्शियल सर्विसेस प्रा. लि. का एसबीआई की अन्य अनुषंगी ग्लोबल ट्रेड फाइनेंश लि. समामेलन किया गया और समामेलित कंपनी का नाम बदल कर एसबीआई ग्लोबल फैक्टर्स लि. कर दिया गया. एसबीआई द्वारा एशियन डेवलपमेंट बैंक (एडीबी) से एसबीआई कैपिटल मार्केट्स लि. का 13.84% हिस्सा ले लिया गया। इस प्रकार एसबीआई कैपिटल मार्केट्स लि. और इसकी सभी अनुषंगियां (एसबीआईकैप सिक्युरिटीज लि., एसबीआई कैप ट्रस्टी कंपनी लि., एसबीआई कैप्स वेंचर्स लि., एसबीआई कैप (यूके लि.) एसबीआई की पूर्ण स्वामित्व वाली अनुषंगियां बन गई. विदेशी अनुषंगियों की टियर-I पूंजी में प्रदत्त पूंजी, आरक्षितियां और अधिशेष सम्मिलित हैं. नेपाल एसबीआई बैंक लि. जो एसबीआई का एक सहयोगी है, 14.06.2009 से एसबीआई की अनुषंगी बन गया है क्योंकि एसबीआई ने एग्रीकल्चर बैंक लिमिटेड नेपाल (एडीबीएल) से 5% अतिरिक्त हिस्सा ले लिया है. नेपाल एसबीआई बैंक 14.06.2009 से एसबीआई की अनुषंगी बन गया है. पीटी बैंक इंडो मॉनेक्स जो एसबीआई की एक अनुषंगी है, 6 मई 2009 से इसका नाम बदलकर पीटी बैंक एसबीआई इंडोनेशिया कर दिया गया है.
नवोन्मेषी लिखत (श्रेणी-I)	भारतीय स्टेट बैंक ने वर्ष 2006-07 तथा 2007-08 के दौरान अंतर्राष्ट्रीय बाजार में नवोन्मेषी परपेचुअल ऋण लिखतों (आइपीडीआइ) के जरिये पूंजी जुटाई । कुछ बैंकिंग अनुषंगियों ने परपेचुअल ऋण लिखतों के जरिये भी अगस्त 2009 और जनवरी 2009 में रु. 1000 करोड़ की पूंजी जुटाई। अगस्त 2009 के दौरान जुटाई गई रु. 1000 करोड़ की आईपीडीआई की राशि में से रु. 450 करोड़ की राशि को भारतीय रिजर्व बैंक के निदेशानुसार पूंजी पर्याप्तता के प्रयोजन से पूंजीगत निधियों के रूप में गणना में शामिल किया गया . कुछ बैंकिंग अनुषंगियों ने परपेचुअल डैट इंस्ट्रूमेंट के माध्यम से भी पूंजी जुटाई. वर्ष 2009-10 के दौरान रु. 535 करोड़ की कुल राशि के आईपीडीआई विभिन्न बैंकिंग अनुषंगियों द्वारा जारी किए गए (एसबीएच द्वारा रु. 135 करोड़ , एसबीएम द्वारा रु. 100 करोड़ और एसबीपी द्वारा रु. 300 करोड़). विदेशी अनुषंगी बैंकों ने आज की तारीख में नवोन्मेषी परपेचुअल ऋण लिखतों के जरिये श्रेणी-I की पूंजी नहीं जुटाई।
श्रेणी-II	भारतीय स्टेट बैंक तथा उसकी अनुषंगियों ने उच्चतर तथा न्यूनतर श्रेणी-II की पूंजी जुटाई। बाण्डों के निजी स्थानापन्न (प्राइवेट प्लेसमेंट) के माध्यम से जुटाए गए गौण ऋण दीर्घावधि, अपरिवर्तनीय और सममूल्य पर मोचन योग्य हैं। इस ऋण को बैंक की वर्तमान एवं भावी वरिष्ठ ऋणग्रस्तता समझा गया है और यह श्रेणी-II पूंजी के लिए पात्र है। देशीय अनुषंगियों के मामले में उच्चतर श्रेणी-2 एवं श्रेणी-2 बांड (एसबीआइसीआइ बैंक लिमिटेड को छोड़कर) के जरिये श्रेणी-II की पूँजी जुटाई गई। ये बिल्कुल सादे बांड हैं, कोई पुट ऑप्शन अथवा कॉल ऑप्शन नहीं है। भारतीय रिजर्व बैंक की पूर्व अनुमोदन के बिना बांड का मोचन नहीं किया जा सकता । वर्ष 2009-10 के दौरान एसबीएच द्वारा अपर टियर-II बांडों के रूप में रु. 1250 करोड़ की कुल राशि के ऋण पूंजी लिखत जुटाए गए. कुछ गैर-बैंकिंग अनुषंगियों जैसे एसबीआई कार्ड्स और एसबीआई ग्लोबल फैक्टर्स लि. द्वारा क्रमश: रु. 124.80 करोड़ और रु. 162.05 करोड़ के गौण ऋण जुटाए गए जिन्हें टियर-II पूंजी के रूप में शामिल किया गया है. विदेश स्थित अनुषंगियों की टियर-II पूंजी में सामान्य प्रावधानों के अतिरिक्त गौण सावधि ऋण शामिल है. नेपाल एसबीआई लि. की टियर-II पूंजी में प्रावधान और 16.07.2006 को जारी और 15.07.2013 को परिपक्व हो रहे गौण सावधि ऋण शामिल हैं. नेपाल एसबीआई बैंक लि. में एसबीआई की शेयरधारिता बढ़ाकर 55.28 प्रतिशत कर दी गई है. ऐसा एग्रीकल्चरल डेवलपमेंट बैंक ऑफ नेपाल (एडीबीएन) से अतिरिक्त हिस्सा लिए जाने के कारण हुआ. इसके परिणामस्वरूप नेपाल एसबीआई बैंक लि.14.06.2009 से एसबीआई की अनुषंगी बन गया।

गुणात्मक प्रकटीकरण :

भारतीय स्टेट बैंक ने देशी एवं अंतर्राष्ट्रीय बाजार से संमिश्र श्रेणी-I पूंजी तथा उच्चतर एवं निम्नतर श्रेणी-II गौण ऋण लिया है। नवोन्मेषी अथवा संमिश्र पूंजी लिखतों के मामले में सभी पूँजीगत लिखतों की प्रमुख विशेषताओं की शर्तों का सार निम्नानुसार है :

पूँजी का प्रकार	**प्रमुख विशेषताएँ**				
ईक्विटी	**रु. 634.88 करोड़**				
इनोवेटिव परपेचुअल डैट इंस्ट्रुमेंट्स	**जारी करने की तारीख**	**राशि (करोड़ रुपए में)**	**अवधि (महीने)**	**कूपन (%वार्षिक वार्षिक आधार पर देय)**	**रेटिंग**
	15.02.07	रु. 1795.71करोड़ (400 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष 3 महीने के बाद अर्थात् दिनांक 15.05.2017 को कॉल ऑप्शन के साथ परपेचुअल तथा 100 आधार अंकों की स्टेप अप के साथ अर्थात् कॉल ऑप्शन का प्रयोग	6.439%	बीएए 2 मूडी की बी बी - एस एंड पी
	26.06.07	रु. 1010.25 करोड. (225 मिलियन अमरीकी डॉलर)	परपेचुअल विद ए कॉल 10 वर्ष के बाद अर्थात्/ दिनांक 27.06.2017 को कॉल ऑप्शन के साथ 137 आधार अंकों के बराबर। 100 आधार अंकों की स्टेप अप	7.140%	बी ए ए 2 - मूडी की बी बी - एस एंड पी
	14.08.09	रु. 1000 करोड़*	परपेचुअल विद ए कॉल 10 वर्ष के बाद अर्थात् प्रथम 10 वर्ष के लिए दिनांक 14.08.2019 को कॉल ऑप्शन के साथ परपेचुअल तथा 50 आधार अंकों की स्टेप अप के साथ अर्थात् कॉल ऑप्शन का प्रयोग	9.10% वार्षिक प्रथम 10 वर्ष के लिए	एएए - क्रिसिल एएए - केयर
	27.01.10	रु. 1000 करोड़	परपेचुअल विद ए कॉल 10 वर्ष के बाद अर्थात् प्रथम 10 वर्ष फ्के लिए दिनांक 27.01.2020 को कॉल ऑप्शन के साथ परपेचुअल तथा 50 आधार अंकों की स्टेप अप के साथ अर्थात् कॉल ऑप्शन का प्रयोग	9.05%वार्षिक प्रथम 10 वर्ष के लिए	एएए - क्रिसिल एएए - केयर
अगस्त 2009 में जुटाई गई रु. 1000 करोड़ की राशि में से रु. 450 करोड़ बैंक द्वारा टियर-I पूंजी के रूप में शामिल किए गए हैं (भारतीय रिजर्व बैंक के अनुदेशानुसार). भारतीय स्टेट बैंक के अलावा, भारतीय स्टेट बैंक के निम्नलिखित सहयोगी बैंकों ने रु. 1710 करोड़ की कुल राशि के नए परपेचुअल डैट इंस्ट्रमेंट जुटाए: एसबीबीजे रु. 200 करोड़, एसबीएच 485 करोड़, स्टेट बैंक आफ इंदौर रु, 165 करोड़, एसबीएम रु. 260 करोड़, एसबीपी रु. 300 करोड़, और एसबीटी रु. 300 करोड़.)					
उच्च श्रेणी II गौण ऋण	**लिखत का प्रकार :** अप्रतिभूत, प्रतिदेय अपरिवर्तनीय, वचन-पत्र के रूप में उच्च श्रेणी II गौण बांड। **विशेषताएँ :** i) निवेशकों द्वारा कोई विक्रय विकल्प नहीं। ii) 10 वर्ष पश्चात बैंक द्वारा क्रय विकल्प। iii) **स्टेप-अप ऑप्शन :** यदि बैंक 10 वर्ष पश्चात क्रय विकल्प का प्रयोग नहीं करता तो बांड 5 वर्ष की शेष अवधि के दौरान 50 आधार अंक का स्टेप-अप ऑप्शन उपलब्ध होगा। iv) **लॉक-इन-क्लॉज:** यदि सीएआर भारतीय रिज़र्व बैंक द्वारा निर्धारित न्यूनतम विनियामक सीएआर के नीचे है तो बैंक का अवधि ब्याज एवं परिपक्वता पर मूलराशि के भुगतान का दायित्व नहीं होगा। तथापि, जहां तक बैंक न्यूनतम विनियामक सीएआर बनाए रखता है, निश्चित समय पर बैंक आवधिक ब्याज नहीं लगाएगा।				

TABLE DF-2
CAPITAL STRUCTURE: DISCLOSURES

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SBIn, SBM and SBT have public shareholding as well. During 2009-10 Equity including Share Premium amounting to Rs. 520 crores was raised by the Banking Subsidiaries: SBH:-Rs.350 crores (Share Premium Rs.346.50 crores) and SBP:- Rs.170 crores (Share Premium Rs.150 crores). Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI and the others are SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI GFL- 6.53%), Bank of Maharashtra (SBI GFL-4.81%), UBI (SBI GFL-3.27%), SB Indore (SBI GFL-1.96%). During 2009-10, Rs.130 crores was infused as equity capital in SBI Cards in proportion of equity holding by both the stake holders. SBI's subsidiary, SBI Factors & Commercial Services Pvt. Ltd. is amalgamated with Global Trade Finance Ltd., another subsidiary of SBI and the amalgamated entity's name has been changed to SBI Global Factors Ltd. SBI has acquired 13.84% stake in SBI Capital Markets Limited from Asian Development Bank (ADB). Thus SBI Capital Markets Limited and all its subsidiaries (SBICAP Securities Ltd, SBICAP Trustee Company Ltd, SBICAPS Ventures Ltd, SBICAP (UK) Ltd) have become wholly owned subsidiaries of SBI. Tier I capital of foreign subsidiaries is comprised of paid up capital, reserves and surpluses. Nepal SBI Bank Ltd, an associate of SBI has become its subsidiary w.e.f 14.06.2009 as SBI has acquired 5% additional stake from Agricultural Development Bank Limited, Nepal (ADBL). Nepal SBI Bank has become subsidiary of SBI w.e.f. 14.06.2009. The name of PT Bank Indo Monex, a subsidiary of SBI has been changed to PT Bank SBI Indonesia w.e.f. 6th May 2009.
Innovative Instruments (Tier-I)	SBI has raised Innovative Perpetual Debt Instruments (IPDIs) reckoned as Tier I Capital in the International Market during FY: 06-07 and 07-08. Further, the Bank has also raised Rs.1000 crores each during August 2009 and January 2010 in the form of IPDIs. Out of the IPDIs of Rs.1000 crores raised in August 2009, Rs.450 crores are reckoned as Capital Funds for the purpose of Capital Adequacy (as per RBI instructions). Some of the Banking Subsidiaries have also raised capital through Perpetual Debt Instruments. During 2009-10, IPDIs aggregating Rs.535 crores were issued by the various Banking Subsidiaries (Rs.135 crores by SBH, Rs.100 crores by SBM and Rs.300 crores by SBP). Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 as well as Lower Tier-2 bonds (except SBICI Bank Ltd). The instruments are unsecured, redeemable, non- convertible bonds. They are plain vanilla bonds with no embedded put option, or call option without RBI's prior approval. During 2009-10, SBH has raised debt capital instruments in the form of Upper Tier II Bonds aggregating Rs.1250 crores. Some of the Non-Banking Subsidiaries like SBI CARDS and SBI Global Factors Ltd. have raised subordinated debt to the extent of Rs. 124.80 crores and Rs. 162.05 crores respectively, which is reckoned as Tier II Capital. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt apart from General provisions. Nepal SBI Ltd. Tier II capital consists of provisions and subordinated term debt issued on 16.07.2006 and maturing on 15.07.2013. The shareholding of SBI in Nepal SBI Bank Ltd. increased to 55.28% subsequent to acquisition of additional stake from Agricultural Development Bank of Nepal (ADBN) and as a result Nepal SBI Bank Ltd. has become subsidiary of SBI w.e.f. 14.06.2009.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	**Rs. 634.88 crores**				
Innovative Perpetual Debt Instruments	**Date of Issue**	**Amount**	**Tenure (months)**	**Coupon (% p.a. payable annually)**	**Rating**
	15.02.07	USD 400 million Rs. 1795.71 crores	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.2017 and step-up of 100 bps	6.439%	Ba2- Moody's BB - S & P
	26.06.07	USD 225 million Rs. 1010.25 crores	Perpetual with a Call Option after 10 years i.e. on 27.06.2017 and step-up of 100 bps	7.140%	Ba2- Moody's BB - S & P
	14.08.09	Rs. 1000 crores*	Perpetual with a Call Option after 10 years i.e. on 14.08.2019 and step-up of 50 bps, if Call Option is not exercised	9.10% pa for the first 10 years	AAA- CRISIL AAA- CARE
	27.01.10	Rs. 1000 crores	Perpetual with a Call Option after 10 years i.e. on 27.01.2020 and step-up of 50 bps, if Call Option is not exercised	9.05% p.a. for the first 10 years	AAA- CRISIL AAA- CARE

*Out of Rs. 1000 crores raised in August 2009, Rs.450 crores has been reckoned as Tier I Capital by the Bank (as per RBI instructions). Apart from SBI, the following Associate Banks of SBI have raised Innovative Perpetual Debt Instruments aggregating Rs.1710 crores; SBBJ Rs.200.00 crores; SBH Rs.485 crores; SBIn Rs.165 crores; SBM Rs.260 crores, SBP Rs.300 crores and SBT Rs.300 crores.

Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features**: i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. **iii) Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during an extended period of 5 years. **iv) Lock-in-Clause**: Bank shall not be liable to pay either periodic interest on principal or even principal at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not preclude the Bank from making periodic interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.

जारी करने की तारीख	राशि (रुपये करोड़ में)	अवधि (माह)	कूपन (प्रतिवर्ष % वार्षिक रूप से देय)	रेटिंग
05.06.06	2328	180	8.80%	एएए-क्रिसिल एएए-केयर
06.07.06	500	180	9.00%	एएए-क्रिसिल
12.09.06	600	180	8.96%	एएए-क्रिसिल एएए-केयर
13.09.06	615	180	8.97%	एएए-क्रिसिल एएए-केयर
15.09.06	1500	180	8.98%	एएए-क्रिसिल
04.10.06	400	180	8.85%	एएए-क्रिसिल एएए-केयर
16.10.06	1000	180	8.88%	एएए-क्रिसिल एएए-केयर
17.02.07	1000	180	9.37%	एएए-क्रिसिल
07.06.07	2523	180	10.20%	एएए-क्रिसिल एएए-केयर
12.09.07	3500	180	10.10%	एएए-क्रिसिल एएए-केयर
19.12.08	2500	180	8.90%	एएए-क्रिसिल एएए-केयर
02.03.09	2000	180	9.15%	एएए-क्रिसिल एएए-केयर
06.03.09	1000	180	9.15%	एएए-क्रिसिल एएए-केयर

भारतीय स्टेट बैंक के अलावा, उसकी निम्नलिखित सहयोगी बैंकों ने श्रेणी-II के बाण्डों के रूप में कुल रु. 5341.60 करोड़ की पूंजी जुटाई है: एसबीबीजे रु. 450.00 करोड़; एसबीएच रु. 1750 करोड़; एसबी इंदौर रु. 550 करोड़; एसबीएम रु. 640 करोड़; एसबीपी रु. 1451.60 करोड़ और एसबीटी रु. 500 करोड़।

न्यून श्रेणी II गौण ऋण

लिखत का प्रकार : गैर जमानती, प्रतिदेय अपरिवर्तनीय, वचन पत्र के रूप में उच्च श्रेणी II गौण बांड ।

विशेषताएँ :

I) क्रय अथवा विक्रय जैसी विशेष सुविधाओं से रहित बिल्कुल सादे बांड ।

II) भारतीय रिज़र्व बैंक की अनुमति के बिना प्रतिदेय नहीं होगा ।

जारी करने की तारीख	राशि (रु. करोड़ में)	अवधि (माह)	कूपन (%प्रति वर्ष वार्षिक अवधि में देय)	रेटिंग
05.12.05	3283	113	7.45%	एएए-क्रिसिल एएए-केयर
09.03.06	200	111	8.15%	एलएएए-आइसीआरए एएए-केयर
28.03.07	1500	111	9.85%	एएए-क्रिसिल एएए-केयर
31.03.07	225	111	9.80%	एलएएए-आइसीआरए एएए-केयर
29.12.08	1500	114	8.40%	एएए-क्रिसिल एएए-केयर
06.03.09	1000	111	8.95%	एएए-क्रिसिल एएए-केयर

भारतीय स्टेट बैंक के अलावा, उसके निम्नलिखित सहयोगी बैंकों ने न्यूनतर श्रेणी-II बांडों के रूप में पूंजी जुटाई है :

1) देश में स्थित सहयोगी बैंकिंग अनुषंगियों ने कुल रु. 4655 करोड़ के बांड जटाए (रु. 4441 करोड़ टियर-II पूंजी निधियों के रूप शामिल किए गए): एसबीबीजे रु. 1000 करोड़; एसबीएच रु. 1210 करोड़; एसबी इंदौर रु. 450 करोड़; एसबीएम रु. 425 करोड़; एसबीपी रु. 750 करोड़ और एसबीटी रु. 820 करोड़।

2) देश में स्थित गैर बैंकिंग अनुषंगियों ने कुल रु. 286.05 करोड़ के बांड जुटाए (रु. 225.37 करोड़ टियर-II पूंजी निधियों के रूप में शामिल किए गए हैं)

3) विदेश स्थित अनुषंगियों में नेपाल एसबीआई बैंक लि. के कुल रु. 12.50 करोड़ के बांड जुटाए (रु. 7.50 करोड़ टियर-II पूंजी निधियों के रूप में शामिल किए गए) ।

मात्रात्मक प्रकटन

(रु. करोड़ में)

ख)	श्रेणी-I पूंजी	81261
	• चुकता शेयर पूंजी	635
	• आरक्षित निधियां	80983
	• नवोन्मेषी लिखत	5966
	• अन्य पूंजी लिखत	0
	• श्रेणी-I पूंजी से घटाई गई राशि गुडविल और निवेशों सहित	6323
(ग)	कुल राशि श्रेणी-II पूंजी (टियर-II पूंजी में से कटौतियाँ घटाकर)	38205
(घ)	उच्च श्रेणी-II पूंजी में शामिल करने योग्य ऋण पूंजी लिखत:	
	• कुल बकाया राशि	24808
	• चालू वर्ष में जुटाई गई	1250
	• पूंजी निधियों के रूप में शामिल करने योग्य राशि	24808
(ङ)	निम्न श्रेणी 2 पूंजी में शामिल करने योग्य गौण ऋण	
	• कुल बकाया राशि	12662
	• चालू वर्ष में जुटाई गई	0
	• पूंजी निधियों के रूप में शामिल करने योग्य राशि	12376
(च)	पूंजी में अन्य कटौतियां यदि कोई हों	3
(छ)	कुल पात्र पूंजी	119466

Date of Issue	Amount (Rs. crores)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.06.06	2328	180	8.80%	AAA-CRISIL AAA-CARE
06.07.06	500	180	9.00%	AAA-CRISIL
12.09.06	600	180	8.96%	AAA-CRISIL AAA-CARE
13.09.06	615	180	8.97%	AAA-CRISIL AAA-CARE
15.09.06	1500	180	8.98%	AAA-CRISIL
04.10.06	400	180	8.85%	AAA-CRISIL AAA-CARE
16.10.06	1000	180	8.88%	AAA-CRISIL AAA-CARE
17.02.07	1000	180	9.37%	AAA-CRISIL
07.06.07	2523	180	10.20%	AAA-CRISIL AAA-CARE
12.09.07	3500	180	10.10%	AAA-CRISIL AAA-CARE
19.12.08	2500	180	8.90%	AAA-CRISIL AAA-CARE
02.03.09	2000	180	9.15%	AAA-CRISIL AAA-CARE
06.03.09	1000	180	9.15%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Associate Banks of SBI have raised Upper Tier II bonds aggregating to Rs.5341.60 crores which are reckoned as Tier II Capital Funds: SBBJ Rs.450.00 crores; SBH Rs.1750 crores; SBIn Rs.550 crores; SBM Rs.640 crores; SBP Rs.1451.60 crores and SBT Rs.500 crores.

Lower Tier II Sub - Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Subordinated Bonds in the nature of Promissory Notes.

Special features:

I) Plain vanilla Bonds with no special features like put or call option etc.

II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount (Rs. crores)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.12.05	3283	113	7.45%	AAA-CRISIL AAA CARE
09.03.06	200	111	8.15%	LAAA-ICRA AAA CARE
28.03.07	1500	111	9.85%	AAA-CRISIL AAA CARE
31.03.07	225	111	9.80%	LAAA-ICRA AAA CARE
27.12.08	1500	114	8.40%	AAA-CRISIL AAA-CARE
06.03.09	1000	111	8.95%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Subsidiaries have raised Capital Funds by way of Lower Tier II:

1) Domestic Associate Banking Subsidiaries have raised bonds aggregating to Rs.4655 crores (Rs.4441 crores are reckoned as Tier II Capital Funds): SBBJ Rs.1000.00 crores; SBH Rs.1210 crores; SBIn Rs.450 crores; SBM Rs.425 crores; SBP Rs.750 crores and SBT Rs.820 crores.

2) Domestic Non Banking Subsidiaries have raised bonds aggregating to Rs.286.85 crores (Rs.225.37 crores are reckoned as Tier II Capital Funds): SBI Global Factors Ltd Rs. 162.05 crores and SBI Cards Rs. 124.8 crores.

3) Among the Foreign Subsidiaries, Nepal SBI Bank Ltd has raised bonds aggregating Rs.12.50 crores (Rs.7.50 crores are reckoned as Tier II Capital Funds)

Quantitative Disclosures

(Rs in crores)

(b)	Tier-I Capital	81261
	• Paid-up Share Capital	635
	• Reserves	80983
	• Innovative Instruments	5966
	• Other Capital Instruments	0
	• Amt deducted from Tier-I Cap including Goodwill and investments	6323
(c)	The total amount of Tier-2 Capital (Net of deductions from Tier II Capital)	38205
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	24808
	• Of which raised during Current Year	1250
	• Amount eligible to be reckoned as Capital funds	24808
(e)	Subordinated Debit eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	12662
	• Of which raised during Current Year	0
	• Amount eligible to be reckoned as Capital funds	12376
(f)	Other Deductions from Capital if any	3
(g)	Total Eligible Capital	119466

तालिका डीएफ-3 :
पूंजी संरचना :

गुणात्मक प्रकटीकरण

(क) वर्तमान एवं भविष्य की गतिविधियों के लिए अपनी पूंजी पर्याप्तता के निर्धारण की बैंक की पद्धति पर चर्चा का सारांश	• अग्रिम राशियों, अनुषंगियों/संयुक्त उद्यमों में निवेश की पूर्वानुमानित वृद्धि तथा बेसल-II आदि के लागू होने से पड़ने वाले प्रभाव को ध्यान में रखते हुए और 3 वर्ष से 5 वर्ष की अवधि में पूंजी पर्याप्तता अनुपात (सीएआर) के उतार-चढ़ाव को ध्यान में रखते हुए वार्षिक रूप में अथवा आवश्यकता के अनुसार अस्थिरता विश्लेषण किया जाता है। • 3 वर्ष से 5 वर्ष की मध्यावधि के दौरान बैंक का पूंजी पर्याप्तता अनुपात (सीएआर) विनियामक द्वारा निर्धारित 9% की पूंजी पर्याप्तता अनुपात से अधिक रहने का अनुमान है। तथापि, पर्याप्त पूंजी बनाए रखने और गौण ऋण तथा ईक्विटी के अलावा संमिश्र लिखत जैसे माध्यम से अपने पूंजी संसाधन को आवश्यकता पड़ने पर बढ़ाने के लिए बैंक के पास कई विकल्प उपलब्ध हैं। • भारतीय स्टेट बैंक ने वित्तीय वर्ष 2009-10 के दौरान इनोवेटिव परपेचुअल डैट इंश्योरेंस (आईपीडीआई) के रूप में रु. 2000 करोड़ जुटाए. (इसमें रु. 1450 करोड़ टिअर - I पूंजी के रूप में शामिल की गई है) • बैंक ने आईसीएएपी नीति लागू की है जिसकी समीक्षा वार्षिक आधार पर की जाती है जिससे आर्थिक पूंजी का निर्वाह किया जा सकता है और इससे पूंजी जोखिम को पर्याप्त रूप से कम किया जा सकेगा।
मात्रात्मक प्रकटीकरण (ख) ऋण जोखिम के लिए पूंजी की आवश्यकता • मानक पद्धति के अनुसार पोर्टफोलियो • निवेश का प्रतिभूतिकरण	➠ निधि आधारित: रु. 71,539 करोड़ ➠ शून्य **कुल रु. 71,539 करोड़**
(ग) बाजार जोखिम के लिए पूंजी की आवश्यकता (* मानक अवधि पद्धति) • ब्याज दर जोखिम (जिसमें डेरीवेटिव्स शामिल है) • विदेशी मुद्रा जोखिम (जिसमें स्वर्ण शामिल है) • ईक्विटी जोखिम	➠ रु. 2,442 करोड़ ➠ रु. 116 करोड़ ➠ रु. 2,510 करोड़ **कुल रु. 5,068 करोड़**
(घ) परिचालन जोखिम के लिए पूंजी की आवश्यकता: • मूल संकेतक पद्धति	➠ **रु.** 5,541 करोड़ **कुल रु. 5,541 करोड़**
(ड) योग और श्रेणी-I पूंजी का अनुपात: • शीर्ष समेकित समूह के लिए, तथा • बैंक की महत्वपूर्ण अनुषंगियों के लिए (स्टैंड एलोन)	**दिनांक 31.03.2010 को पूंजी पर्याप्तता अनुपात** (see table below)

दिनांक 31.03.2010 को पूंजी पर्याप्तता अनुपात

	श्रेणी I (%)	योग (%)
भारतीय स्टेट बैंक	9.45	13.39
एसबीआइ समूह	9.28	13.49
स्टेट बैंक आफ बीकानेर एण्ड जयपुर	8.35	13.30
स्टेट बैंक आफ हैदराबाद	8.64	14.90
स्टेट बैंक आफ इंदौर	8.58	13.53
स्टेट बैंक आफ मैसूर	7.59	12.42
स्टेट बैंक आफ पटियाला	8.16	13.26
स्टेट बैंक आफ ट्रावनकोर	9.24	13.74
एसबीआइसीआइ बैंक लि.	26.60	27.31
एसबीआइ इंटरनेशनल (मारीशस) लि.	12.23	12.75
भारतीय स्टेट बैंक (कनाडा)	27.55	28.56
भारतीय स्टेट बैंक (केलिफोर्निया)	12.95	14.20
कमर्शियल बैंक आफ इंडिया एलएलसी मॉस्को	33.02	33.02
पीटी बैंक इंडो मॉनेक्स, इंडोनेशिया	26.64	27.51
नेपाल एसबीआई बैंक लि.	10.55	11.99

TABLE DF-3 :
CAPITAL STRUCTURE :

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 to 5 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc by State Bank of India and its Subsidiaries (Domestic/Foreign). • CRAR of the Bank and for the Group as a whole is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 to 5 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity as and when required. • State Bank of India has raised Rs. 2000 crores in the form of Innovative Perpetual Debt Instruments (IPDIs) during FY: 09-10 (of which Rs.1450 crores is reckoned as Tier I Capital. • The Bank and its Banking Subsidiaries have put in place the ICAAP Policy and the same is being reviewed on a yearly basis which would enable to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for Credit Risk • Portfolios subject to Standardized Approach • Securitization Exposures	 Rs. 71,539 crores ➡ Nil **Total Rs. 71,539 crores**
(c) Capital requirements for Market Risk (* Standardized duration approach) • Interest Rate Risk • Foreign Exchange Risk (including gold) • Equity Risk	 ➡ Rs. 2,442 crores ➡ Rs. 116 crores ➡ Rs. 2,510 crores **Total Rs. 5,068 crores**
(d) Capital requirements for Operational Risk: • Basic Indicator Approach	 ➡ Rs. 5,541 crores **Total Rs. 5,541 crores**
(e) Total and Tier I capital ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2010** (see table below)

CAPITAL ADEQUACY RATIO AS ON 31.03.2010

	Tier I (%)	Total (%)
State Bank of India	9.45	13.39
SBI Group	9.28	13.49
State Bank of Bikaner & Jaipur	8.35	13.30
State Bank of Hyderabad	8.64	14.90
State Bank of Indore	8.58	13.53
State Bank of Mysore	7.59	12.42
State Bank of Patiala	8.16	13.26
State Bank of Travancore	9.24	13.74
SBICI Bank Ltd.	26.60	27.31
SBI International (Maritius) Ltd.	12.23	12.75
State Bank of India (Canada)	27.55	28.56
State Bank of India (California)	12.95	14.20
Commercial Bank of India LLC Moscow	33.02	33.02
PT Bank SBI Indonesia	26.64	27.51
Nepal SBI Bank Ltd.	10.55	11.99

तालिका डी एफ - 4 ऋण जोखिम:
सामान्य प्रकटीकरण

गुणात्मक प्रकटीकरण

- **पिछले बकायों और अनर्जक आस्तियों की परिभाषा (लेखाकरण के उद्देश्य से)**

अलाभकारी आस्तियाँ

कोई भी आस्ति ऐसी स्थिति में अलाभकारी आस्ति बन जाती है जब वह बैंक के लिए आय अर्जित करना बंद कर देती है। 31 मार्च 2006 से ऐसे अग्रिमों को अलाभकारी आस्ति (एनपीए) माना जाता है जहाँ :

(i) किसी भी मीयादी ऋण के ब्याज और अथवा मूलधन की किस्त 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहती है।

(ii) किसी ओवरड्राफ्ट/कैश क्रेडिट (ओडी/सीसी) के संबंध में खाता 90 दिन से अधिक अवधि के लिए 'अनियमित' रहता है।

(iii) खरीदे गए बिल और भुनाए गए बिल के मामले में बिल 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहता है।

(iv) अन्य खातों के संबंध में प्राप्त की जाने वाली कोई राशि 90 दिन से अधिक अवधि के लिए 'अतिदेय' रहती है।

(v) अल्प अवधि फसलों के लिए संस्वीकृत कोई ऋण एनपीए माना जाता है, यदि मूलधन की किस्त अथवा उस पर ब्याज दो फसली मौसमों के लिए अतिदेय रहता है तथा दीर्घावधि फसलों के लिए तब एनपीए माना जाता है यदि मूलधन की किस्त अथवा उस पर ब्याज एक फसली मौसम के लिए अतिदेय रहता है।

(vi) कोई खाता तभी एनपीए के रूप में वर्गीकृत किया जाएगा यदि किसी तिमाही में लगाया गया ब्याज तिमाही की समाप्ति से 90 दिनों के अंदर अदा नहीं कर दिया जाता।

'अनियमित' श्रेणी

कोई ऐसी स्थिति में 'अनियमित' माना जाना चाहिए यदि बकाया शेष निरंतर संस्वीकृत सीमा/आहरण अधिकार से अधिक रहता है।

ऐसे मामलों में जहाँ मूल परिचालन खाते में बकाया शेष संस्वीकृत सीमा/आहरण अधिकार से कम है किंतु बैंक के तुलन पत्र की तिथि को निरंतर 90 दिनों तक कोई राशि जमा नहीं की गई है अथवा उस अवधि के दौरान लगाए गए ब्याज को पूरा करने के लिए पर्याप्त राशि जमा नहीं है तो ऐसे खातों को 'अनियमित' माना जाएगा।

'अतिदेय'

किसी ऋण सुविधा के तहत बैंक को देय कोई राशि 'अतिदेय' मानी जाती है यदि यह बैंक द्वारा निर्धारित की गई तिथि को अदा नहीं की गई है।

- **बैंक की ऋण जोखिम-प्रबंधन नीति की चर्चा**

बैंक में ऋण जोखिम-प्रबंधन नीति लागू है जिसकी समीक्षा बैंक द्वारा समय समय पर की जाती है। इस संदर्भ में विगत कुछ वर्षों में विकसित धारणाओं और वास्तविक अनुभव के परिणामस्वरूप ऋण जोखिम-प्रबंधन नीति एवं कार्यविधियों में सुधार किए गए हैं। बेसल-II समझौते में निर्धारित मानदंडों के अनुरूप प्रणाली एवं कार्यविधियों को सम्मिलित किया गया है।

ऋण जोखिम-प्रबंधन में ऋण जोखिम की पहचान, उसका निर्धारण, आकलन, जोखिम की निगरानी तथा उसका नियंत्रण शामिल है।

ऋण जोखिम की पहचान और निर्धारण में निम्नलिखित कार्य किए जाते हैं :

(i) 'ऋण जोखिम मूल्यांकन प्रणाली' के प्रतिमानों को विकसित करना और उनमें सुधार लाना जिससे कि प्रतिरूपी जोखिम का निर्धारण, विभिन्न जोखिम जिन्हें मुख्य रूप में वित्तीय, औद्योगिक तथा प्रबंधन जोखिम के रूप में वर्गीकृत किया गया है और प्रत्येक का अलग अलग स्कोर दिया जाता है, के आधार पर किया जा सके।

(ii) औद्योगिक अनुसंधान का कार्य करना जिससे कि विशिष्ट नीति तैयार की जा सके तथा बड़े महत्वपूर्ण औद्योगिक संविभागों को संभालने के लिए समय समय पर उद्योगों/खंडों के सामान्य दृष्टिकोण पर सलाह जारी करना जिससे कि मात्रात्मक निवेश मानदंड स्थापित किए जा सकें।

ऋण जोखिम के निर्धारण में निवेश की सीमा स्थापित करना शामिल है जिससे कि कंपनियों, सामूहिक कंपनियों, उद्योगों, संपार्श्विक तथा भौगोलिक प्रकार के आयामों के लिए विविध संविभाग तैयार किए जा सकें। बेहतर जोखिम प्रबंधन तथा ऋण जोखिम के केन्द्रीकरण से बचने के लिए वैयक्तिक कंपनियों, सामूहिक कंपनियों, बैंकों, वैयक्तिक उधारकर्ताओं, गैर-कारपोरेट इकाइयों, संवेदनशील क्षेत्र जैसे पूंजी बाजार, स्थावर संपदा, संवेदनशील वस्तुओं आदि के विवेकपूर्ण निवेश मानदंडों पर आंतरिक दिशा निर्देश लागू हैं।

बैंक के पास एक ऐसी ऋण नीति भी है जिसका उद्देश्य यह सुनिश्चित करना है कि संविभाग के अंतर्गत वैयक्तिक परिसंपत्तियों की गुणवत्ता में अत्यधिक गिरावट न हो। इसके साथ-साथ इसका उद्देश्यों ऋण के मूल सिद्धांतों, मूल्यांकन कौशल, प्रलेखीकरण मानकों तथा संस्थागत चिंताओं तथा उद्देश्यों के दृष्टिकोण में एकरूपता स्थापित करते हुए लचीले एवं नवोन्मेषी उपायों के लिए पर्याप्त संभावना रखते हुए संविभाग-स्तर पर कुल परिसंपत्तियों के स्तर में सुधार लाना है।

ऋण जोखिम के विविध आयामों जैसे मूल्यांकन, कीमत निर्धारण, ऋण अनुमोदन प्राधिकारी, प्रलेखीकरण, रिपोर्टिंग तथा निगरानी, समीक्षा तथा ऋण सुविधाओं के नवीकरण, ऋण संबंधी समस्याओं का प्रबंधन, ऋण की निगरानी आदि के लिए बैंक के पास प्रक्रियाएं और नियंत्रण प्रणाली उपलब्ध हैं।

TABLE DF-4 : CREDIT RISK:
GENERAL DISCLOSURES

Qualitative Disclosures

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where

(i) Interest and/or installment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC)

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts

(v) A loan granted for short duration crops is treated as NPA, if the installment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if installment of principal or interest thereon remains overdue for one crop season

(vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account is treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has a Credit Risk Management Policy in place which is reviewed annually. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has also a Loan Policy which aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, management of problem loans, credit monitoring, etc.

तालिका डीएफ-4
ऋण जोखिम - मात्रात्मक प्रकटीकरण
31.03.2010 के आंकड़े

	राशि करोड़ रुपये में		
मात्रात्मक प्रकटीकरण:	निधि आधारित	गैर-निधि आधारित	योग
(क) कुल सकल ऋण जोखिम राशि	934724.39	306794.42	1241518.81
(ख) ऋण जोखिम राशि का भौगोलिक वितरण: निधि आधारित/गैर निधि आधारित			
विदेशी	106633.12	13949.34	120582.46
देशी	828091.27	292845.08	1120936.35
(ग) ऋण जोखिम राशि का उद्योग के प्रकार अनुसार वितरण निधि आधारित/गैर निधि आधारित अलग अलग	कृपया तालिका 'क' देखे		
(घ) आस्तियों का अवशिष्ट संविदात्मक परिपक्वता विश्लेषण	कृपया तालिका 'ख' देखे		
(ङ) अर्थात आस्तियों की राशि (सकल) योग (i से v)	24897.74		
i) अवमानक	11282.67		
ii) संदिग्ध 1	9489.85		
iii) संदिग्ध 2	892.23		
iv) संदिग्ध 3	259.15		
v) हानिप्रद	2973.84		
(च) निवल अनर्जक आस्तियां	13782.97		
(छ) अनर्जक आस्ति अनुपात			
i) सकल अग्रिमों में सकल अनर्जक आस्तियां	2.01%		
ii) निवल अग्रिमों में निवल अनर्जक आस्तियां	1.12%		
(ज) अनर्जक आस्तियों की घट-बढ़ (सकल)			
i) अथशेष	19042.10		
ii) परिवर्धन	16387.62		
iii) कटौतियाँ	10531.98		
iv) इतिशेष	24897.74		
(झ) अनर्जक आस्तियों के लिए प्रावधानों का उतार-चढ़ाव			
i) अथशेष	7749.11		
ii) अवधि के दौरान किए गए प्रावधान	7176.40		
iii) बट्टा खाता डालना	2685.47		
iv) अतिरिक्त प्रावधानों का प्रतिलेखन	1125.27		
v) इतिशेष	11114.77		
(ञ) अनर्जक निवेशों की राशि	477.14		
(ट) अनर्जक निवेशों के लिए प्रावधानों की राशि	466.61		
(ठ) निवेशों पर ह्रास के संबंध में प्रावधानों का उतार-चढ़ाव			
i) अथशेष	2230.08		
ii) अवधि के दौरान किए गए प्रावधान	492.78		
iii) बट्टा खाता डालना	233.22		
iv) अतिरिक्त प्रावधानों का प्रतिलेखन	211.77		
v) इतिशेष	2277.87		

तालिका - क
31.03.2010 को उद्योग के प्रकार के अनुसार ऋण जोखिम का वितरण

(राशि करोड़ रुपये में)

कोड	उद्योग	निधि आधारित [बकाया]			गैर-निधि आधारित [बकाया]
		मानक	अनर्जक आस्ति	कुल	
1	कोयला	2769.84	16.12	2785.96	476.71
2	खनन	5874.29	57.00	5931.29	1565.51
3	लोह एवं इस्पात	46798.76	1026.78	47825.54	21976.08
4	धातु उत्पाद	8649.41	364.53	9013.94	3506.47
5	सभी अभियांत्रिकी	21490.86	580.67	22071.53	25726.66
5.1	इसमें इलेक्ट्रॉनिक संबंधी	6273.74	152.54	6426.28	3799.69
6	बिजली	8136.02	10.18	8146.20	7268.22
7	कपड़ा उद्योग	22598.57	570.03	23168.60	2017.55
8	जूट वस्त्र	307.55	24.57	332.12	31.20
9	अन्य वस्त्र	17520.92	1124.80	18645.72	2076.12
10	शक्कर	7296.74	22.35	7319.09	1192.55
11	चाय	333.25	92.25	425.50	115.20
12	खाद्य प्रसंस्करण	15871.26	590.65	16461.91	590.65
13	वनस्पति तेल एवं वनस्पति	4777.35	169.42	4946.77	1547.48
14	तम्बाकू / तम्बाकू उत्पाद	618.77	8.50	627.27	76.92
15	कागज /कागज उत्पाद	5143.26	326.34	5469.60	692.31
16	रबड़/ रबड़ उत्पाद	2934.69	159.21	3093.90	1111.78
17	रसायन/ रंगाई/ रंग आदि	24499.22	498.13	24997.35	5590.84
17.1	इसमें उर्वरक	4189.03	47.59	4236.62	2013.16
17.2	इसमें पेट्रोरसायन	4412.08	69.62	4481.70	1700.76
17.3	इसमें दवाइयां एवं औषधियाँ	10365.08	261.91	10626.99	1424.55
18	सीमेंट	6530.53	23.53	6554.06	1420.14
19	चमड़ा एवं चमड़ा उत्पाद	1893.45	34.10	1927.55	592.43
20	रत्न एवं आभूषण	11085.06	530.22	11615.28	1833.07
21	निर्माण	11057.82	779.67	11837.49	3575.33
22	पेट्रोलियम	31278.72	64.82	31343.54	29194.92
23	आटोमोबाइल एवं ट्रक	8267.97	275.36	8543.33	450.18
24	कंप्यूटर सॉफ्टवेयर	2208.76	1069.77	3278.53	50.32
25	इन्फ्रास्ट्रक्चर	63438.33	630.82	64069.15	18969.25
25.1	इसमें पॉवर	21877.94	222.58	22100.52	7988.13
25.2	इसमें दूर संचार	11714.61	173.78	11888.39	1015.53
25.3	इसमें सड़क और बंदरगाह	15423.04	178.39	15601.43	6426.88
26	अन्य उद्योग	121953.57	2115.21	124068.78	23581.48
27	एन बी एफ सी और ट्रेडिंग	173657.06	3562.75	177219.81	14820.30
28	शेष सकल अग्रिमों में अवशिष्ट अग्रिम	282834.62	10169.96	293004.58	136744.75
	कुल	**909826.65**	**24897.74**	**934724.39**	**306794.42**

Table DF-4 :

Credit Risk - Quantitative Disclosures
Data as on 31.03.2010

General Disclosures:		Amount in Rs. crores		
Quantitative Disclosures		Fund Based	Non Fund Based	Total
(a)	Total Gross Credit Risk Exposures	934724.39	306794.42	1241518.81
(b)	Geographic Distribution of Exposures : FB / NFB			
	Overseas	106633.12	13949.34	120582.46
	Domestic	828091.27	292845.08	1120936.35
(c)	Industry type Distribution of Exposures Fund based / Non Fund Based separately	Please refer to Table "A"		
(d)	Residual Contractual Maturity Breakdown of Assets	Please refer to Table "B"		
(e)	Amount of NPAs (Gross) i.e. SUM f (i to v)	24897.74		
	i) Substandard	11282.67		
	ii) Doubtful 1	9489.85		
	iii) Doubtful 2	892.23		
	iv) Doubtful 3	259.15		
	v) Loss	2973.84		
(f)	Net NPAs	13782.97		
(g)	NPA Ratios			
	i) Gross NPAs to gross advances	2.01%		
	ii) Net NPAs to net advances	1.12%		
(h)	Movement of NPAs (Gross)			
	i) Opening balance	19042.10		
	ii) Additions	16387.62		
	iii) Reductions	10531.98		
	iv) Closing balance	24897.74		
(i)	Movement of Provisions for NPAs			
	i) Opening balance	7749.11		
	ii) Provisions made during the period	7176.40		
	iii) Write-off	2685.47		
	iv) Write-back of excess provisions	1125.27		
	v) Closing balance	11114.77		
(j)	Amount of Non-Performing Investments	477.14		
(k)	Amount of Provisions held for Non-Performing Investments	466.61		
(l)	Movement of Provisions for Depreciation on Investments			
	i) Opening balance	2230.08		
	ii) Provisions made during the period	492.78		
	iii) Write-off	233.22		
	iv) Write-back of excess provisions	211.77		
	v) Closing balance	2277.87		

Table-A

Industry Type Distribution of Exposures as on 31.03.2010

(Amount in Rs. crores)

CODE	INDUSTRY	FUND BASED [Outstandings-(O/s)]			NON-FUND BASED(O/s)
		Standard	**NPA**	**Total**	
1	Coal	2769.84	16.12	2785.96	476.71
2	Mining	5874.29	57.00	5931.29	1565.51
3	Iron & Steel	46798.76	1026.78	47825.54	21976.08
4	Metal Products	8649.41	364.53	9013.94	3506.47
5	All Engineering	21490.86	580.67	22071.53	25726.66
5.1	Of which Electronics	6273.74	152.54	6426.28	3799.69
6	Electricity	8136.02	10.18	8146.20	7268.22
7	Cotton Textiles	22598.57	570.03	23168.60	2017.55
8	Jute Textiles	307.55	24.57	332.12	31.20
9	Other Textiles	17520.92	1124.80	18645.72	2076.12
10	Sugar	7296.74	22.35	7319.09	1192.55
11	Tea	333.25	92.25	425.50	115.20
12	Food Processing	15871.26	590.65	16461.91	590.65
13	Vegetable Oils & Vanaspati	4777.35	169.42	4946.77	1547.48
14	Tobacco / Tobacco Products	618.77	8.50	627.27	76.92
15	Paper / Paper Products	5143.26	326.34	5469.60	692.31
16	Rubber / Rubber Products	2934.69	159.21	3093.90	1111.78
17	Chemicals / Dyes / Paints etc.	24499.22	498.13	24997.35	5590.84
17.1	Of which Fertilizers	4189.03	47.59	4236.62	2013.16
17.2	Of which Petrochemicals	4412.08	69.62	4481.70	1700.76
17.3	Of which Drugs & Pharmaceuticals	10365.08	261.91	10626.99	1424.55
18	Cement	6530.53	23.53	6554.06	1420.14
19	Leather & Leather Products	1893.45	34.10	1927.55	592.43
20	Gems & Jewellery	11085.06	530.22	11615.28	1833.07
21	Construction	11057.82	779.67	11837.49	3575.33
22	Petroleum	31278.72	64.82	31343.54	29194.92
23	Automobiles & Trucks	8267.97	275.36	8543.33	450.18
24	Computer Software	2208.76	1069.77	3278.53	50.32
25	Infrastructure	63438.33	630.82	64069.15	18969.25
25.1	Of which Power	21877.94	222.58	22100.52	7988.13
25.2	Of which Telecommunication	11714.61	173.78	11888.39	1015.53
25.3	Of which Roads & Ports	15423.04	178.39	15601.43	6426.88
26	Other Industries	121953.57	2115.21	124068.78	23581.48
27	NBFCs & Trading	173657.06	3562.75	177219.81	14820.30
28	Res. Adv to bal. Gross Advances	282834.62	10169.96	293004.58	136744.75
	Total	**909826.65**	**24897.74**	**934724.39**	**306794.42**

तालिका-ख

डीएफ-4 (ङ) भारतीय स्टेट बैंक (समेकित) आस्तियों का दिनांक 31.03.2010 को अवशिष्ट संविदागत परिपक्वता विवरण

(रु. करोड़ में)

	1-14 दिन	15-28 दिन	29 दिन से 3 माह तक	3 माह से अधिक किंतु 6 माह तक	6 माह से अधिक किंतु 1 वर्ष तक	1 वर्ष से अधिक किंतु 3 वर्ष तक	3 वर्ष से अधिक किंतु 5 वर्ष तक	5 वर्ष से अधिक	कुल
1 नकदी	8887.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8887.79
2 भारतीय रिज़र्व बैंक के पास जमाशेष	16023.88	1292.90	2481.73	3656.74	5773.11	16728.37	8414.79	20258.59	74630.11
3 अन्य बैंकों के पास जमाशेष	15154.71	1684.94	2918.00	8718.07	12521.17	2651.95	0.00	0.07	43648.91
4 निवेश	5034.28	3649.64	15347.39	12384.88	11690.35	64734.86	73169.42	193360.51	379371.33
5 अग्रिम	107509.75	13327.87	53085.75	52211.89	59091.47	359288.94	85475.02	128083.77	858074.46
6 अचल आस्तियां	0.00	0.00	0.00	0.00	0.00	0.00	0.00	6405.88	6405.88
7 अन्य आस्तियां	17810.84	5680.58	6221.78	6554.49	8695.93	4266.24	43.29	10856.27	60129.42
कुल	**170421.25**	**25635.93**	**80054.65**	**83526.07**	**97772.03**	**447670.36**	**167102.52**	**358965.09**	**1431147.90**

तालिका डीएफ-5 : ऋण जोखिम : मानकीकृत पद्धति के अंतर्गत संविभागों हेतु प्रकटन

(क) गुणात्मक प्रकटीकरण :

- **प्रयुक्त रेटिंग एजेसिंयों के नाम, साथ में परिवर्तनों के कारण भी**
  भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार, बैंक ने देशीय और विदेशी ऋण जोखिमों की रेटिंग के लिए केयर, क्रिसिल, आइसीआरए एवं फिच इंडिया (देशीय ऋण रेटिंग एजेंसियों) एवं फिच, मूडीज एवं एस एंड पी (अंतराष्ट्रीय रेटिंग एजेंसियों) का अनुमोदित रेटिंग एजेसिंयों के रूप में क्रमश: चयन किया है जिनकी रेटिंगों का पूंजी परिकलन के लिए प्रयोग किया गया। ।
- **ऋण जोखिम के प्रकार जिसके लिए प्रत्येक एजेंसी उपयोग में लायी गयी**
  (i) एक वर्ष से कम अथवा समान संविदात्मक परिपक्वता वाले ऋण जोखिम हेतु (कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों को छोड़कर), अनुमोदित रेटिंग एजेंसियों द्वारा दी गई शार्ट टर्म रेटिंग उपयोग में लाई गई।
  (ii) देशीय कैश क्रेडिट, ओवरड्राफ्ट एवं अन्य परिक्रामी ऋणों (अवधि का विचार किए बिना) के लिए एवं 1 वर्ष से अधिक के मीयादी ऋण निवेश हेतु, लांग टर्म रेटिंग उपयोग में लाई गईं।
  (iii) विदेशी ऋण जोखिमों के लिए, संविदात्मक परिपक्वता का विचार किए बिना, अनुमोदित रेटिंग एजेंसियों द्वारा दी गई लांग टर्म रेटिंग उपयोग में लाई गईं।
- **पब्लिक इश्यू रेटिंगों को बैंकिंग बही में तुलना योग्य आस्तियों के अंतरण हेतु उपयोग में लाई गई प्रक्रिया का विवरण**
  निम्नलिखित मामलों में उसी ऋणी- ग्राहक / प्रतिपक्ष की अन्य अनरेटिड एकस्पोजरों के लिए लांग टर्म इश्यू स्पेसिफिक रेटिंग (बैंक के स्वय के ऋण जोखिमों या उसी ऋणी- ग्राहक / प्रतिपक्ष द्वारा जारी किए गए अन्य ऋण) अथवा जारीकर्ता (ऋणी-ग्राहक/प्रतिपक्ष) रेटिंग उपयोग में लाई गईं:
  - इश्यू स्पेसिफिक रेटिंग या जोखिम भार की तुलना में जारीकर्ता रेटिंग मैप यदि अनरेटिड एक्सपोजरों के समतुल्य या अधिक हैं तो उसी प्रतिपक्ष के किसी अन्य अनरेटिड ऋण जोखिम के लिए उपयोग में लाई जाने वाली रेटिंग और यदि ऋण जोखिम हर प्रकार से रेटिड ऋण जोखिम की मात्रा के अनुरूप या उससे कम हो तो वही जोखिम भार लागू किया गया।
  - उन मामलों में जहां ऋणी- ग्राहक/ प्रतिपक्ष ने कोई ऋण जारी किया है (जो बैंक से उधारी नहीं है), यदि ऋण जोखिम हर प्रकार से कतिपय रेटिंग वाले ऋण जोखिम की मात्रा के अनुरूप या उससे अधिक थी और बैंक के अनरेटिड एकस्पोजर की परिपक्वता रेटिड डैट की परिपक्वता के बाद की नहीं थी तो उस ऋण को दी गई रेटिंग बैंक के अनरेटिड एकस्पोजर के लिए उपयोग में लाई गई।

(ख) **31-3-2010 को गुणात्मक प्रकटीकरण**	**(राशि करोड़ रुपये में)**		
मानकीकृत पद्धति के अंतर्गत जोखिम न्यूनीकरण के पश्चात ऋण जोखिम की राशियों के लिए प्रत्येक जोखिम समूह और कटौती की गई जोखिम राशि में बैंक की बकाया राशियाँ (रेटिंग सहित और रेटिंग रहित)	100% जोखिम भार से नीचे	:	रु. 752166.40
	100% जोखिम भार	:	रु. 378593.99
	100% से अधिक	:	रु. 104875.77
	कटौती की	:	रु. 5882.65
	योग	:	**रु.** 1241518.81

तालिका डीएफ-6 ऋण जोखिम न्यूनीकरण : मानकीकृत पद्धति के लिए प्रकटीकरण

(क) गुणात्मक प्रकटीकरण

- **संपार्श्विक मूल्यांकन और प्रबंधन के लिए नीतियाँ और प्रक्रियाएँ**
  ऋण जोखिम न्यूनीकरण और संपार्श्विक प्रबंधन के लिए एक नीति निर्धारित की गई है, जिसमें पूंजी - परिकलन के लिए प्रयुक्त ऋण जोखिम न्यूनीकरण मदों के प्रति बैंक का दृष्टिकोण स्पष्ट किया गया है।
  इस नीति का उद्देश्य ऋण जोखिम न्यूनीकरण मदों का इस ढंग से वर्गीकरण और मूल्यांकन करना है कि उनके प्रकटीकरण के लिए नियामक पूंजी समायोजन किए जा सकें। इस नीति में व्यापक दृष्टिकोण अपनाया गया है, जिसके द्वारा ऋण जोखिम के लिए समुचित रूप से प्रति संतुलन करने के पश्चात संपार्श्विक प्रतिभूति के मूल्य के समान ऋण जोखिम राशि कारगर ढंग से घटाकर संपार्श्विक प्रतिभूति का पूर्ण रूप से समायोजन किया जा सके। इस नीति में निम्नलिखित विषयों पर ध्यान दिया गया है :
  (i) ऋण जोखिम न्यूनीकरण मदों का वर्गीकरण
  (ii) स्वीकार्य ऋण जोखिम न्यूनीकरण मदें
  (iii) ऋण जोखिम न्यूनीकरण मदों के लिए प्रलेखीकरण और विधिक प्रक्रिया
  (iv) संपार्श्विक प्रतिभूति का मूल्यांकन
  (v) संपार्श्विक प्रतिभूति की अभिरक्षा
  (vi) बीमा
  (vii) ऋण जोखिम न्यूनीकरण मदों की निगरानी

Table-B

DF-4 (e) SBI (CONSOLIDATED) Residual contractual maturity breakdown of assets as on 31.03.2010

(Rupees in crores)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	8887.79	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8887.79
2 Balances with RBI	16023.88	1292.90	2481.73	3656.74	5773.11	16728.37	8414.79	20258.59	74630.11
3 Balances with other Banks	15154.71	1684.94	2918.00	8718.07	12521.17	2651.95	0.00	0.07	43648.91
4 Investments	5034.28	3649.64	15347.39	12384.88	11690.35	64734.86	73169.42	193360.51	379371.33
5 Advances	107509.75	13327.87	53085.75	52211.89	59091.47	359288.94	85475.02	128083.77	858074.46
6 Fixed Assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	6405.88	6405.88
7 Other Assets	17810.84	5680.58	6221.78	6554.49	8695.93	4266.24	43.29	10856.27	60129.42
TOTAL	**170421.25**	**25635.93**	**80054.65**	**83526.07**	**97772.03**	**447670.36**	**167102.52**	**358965.09**	**1431147.90**

TABLE DF-5 : CREDIT RISK: DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) **Qualitative Disclosures**

- Names of Credit Rating Agencies used, plus reasons for any changes
  As per RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of computing Risk-weighted Assets and Capital Charge.
- **Types of exposures for which each Agency is used**
  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies are used.
  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings are used.
  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies are used.
- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**
  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :
  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of the rated debt.

b) **Quantitative Disclosures as on 31.03.2010**	**(Amount in Rupee crores)**
For exposure amounts after risk mitigation subject to the Standardised Approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW : Rs. 752166.40 100% RW : Rs. 378593.99 More than 100% : Rs. 104875.77 Deducted : Rs. 5882.65
	Total . **Rs.** 1241518.81

TABLE DF-6 : CREDIT RISK

Credit Risk Mitigation: Disclosures for Standardised Approach

(a) **Qualitative Disclosures**

- **Policies and Processes for Collateral Valuation and Management**

A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts), wherever applicable against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy:

(i) Classification of credit risk mitigants
(ii) Acceptable credit risk mitigants
(iii) Documentation and legal process requirements for credit risk-mitigants
(iv) Valuation of collateral
(v) Custody of collateral
(vi) Insurance
(vii) Monitoring of credit risk mitigants

- **बैंक द्वारा मुख्यतया जिस प्रकार की संपार्श्विक प्रतिभूतियाँ ली गई हैं उनका ब्योरा**

  मानकीकृत प्रक्रिया के अंतर्गत सामान्यतया निम्नलिखित संपार्श्विक प्रतिभूतियों को ऋण जोखिम न्यूनीकरण मदों के रूप में मान्यता प्राप्त है:

  - नकदी या नकदी समतुल्य (बैंक जमाराशियाँ/एनएससी/किसान विकास पत्र/एलआईसी पॉलिसी आदि)
  - स्वर्ण
  - केंद्रीय / राज्य सरकारों द्वारा जारी प्रतिभूतियाँ
  - ऐसी ऋण प्रतिभूतियाँ जिन्हें बीबीबी या बेहतर रेटिंग प्राप्त है / अल्पावधि ऋण लिखतों के लिए पीआर 3 / पी 3 / एफ 3 / ए 3

- **मुख्यतया जिस प्रकार के प्रतिपक्षीय गारंटीकर्ता स्वीकार किए जाते हैं उनका ब्योरा और उनकी ऋण - पात्रता**

  बैंक भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुरूप निम्नलिखित संस्थाओं को पात्र गारंटीकर्ताओं के रूप में स्वीकार करता है :

  - सरकार, सरकारी संस्थाएँ (बीआईएस, आईएमएफ, यूरोपीय केंद्रीय बैंक और यूरोपीय समुदाय तथा बहुदेशीय विकास बैंक, ईसीजीसी और सीजीटीएमएसई, सरकारी क्षेत्र के उद्यम, बैंक और प्राथमिक व्यापारी (प्राइमरी डीलर) जिनका प्रतिपक्ष की तुलना में कम जोखिम भार हो।
  - अन्य गारंटीकर्ता जिनकी बाह्य रेटिंग एए या बेहतर हो। यदि गारंटीकर्ता कोई मूल, संबद्ध कंपनी या अनुषंगी हो तो उनका जोखिम भार गारंटी के लिए बैंक द्वारा मान्यताप्राप्त बाध्यताधारी (ऑब्लिगर) से कम होना चाहिए। गारंटीकर्ता की रेटिंग उस संस्था की रेटिंग के समान होनी चाहिए जिसकी उस संस्था की सभी देयताओं और बाध्यताओं (गारंटियों में भी) में हिस्सेदारी है ।

जोखिम न्यूनीकरण मदों के भीतर अधिक जोखिम वाले (बाजार या ऋणों) के बारे में जानकारी :

बैंक का आस्ति - संविभाग भलीभांति विविधीकृत है जिसके लिए विभिन्न प्रकार की संपार्श्विक प्रतिभूतियाँ प्राप्त की गई हैं, यथा :-

- ऊपर सूचीबद्ध पात्र वित्तीय संपार्श्विक प्रतिभूतियाँ
- सरकारों और अच्छी रेटिंग वाले कारपोरेटों द्वारा गारंटियाँ,
- प्रतिपक्षों की अचल और चालू आस्तियाँ,

तालिका डीएफ - 6 : ऋण जोखिम न्यूनीकरण; मानकीकृत पद्धति के लिए प्रकटीकरण

(ख)	**मात्रात्मक प्रकटीकरण: 31.03.2010 को स्थिति**	**(राशि करोड़ रुपये में)**
	प्रत्येक पृथक प्रकट ऋण जोखिम पोर्टफोलिओ का कुल ऋण जोखिम (तुलन पत्र में शामिल या शामिल न किए गए ऋण जोखिमों को घटाने के पश्चात, जहाँ लागू हैं) जो कटौतियाँ लागू करने के पश्चात पात्र वित्तीय संपार्श्विक प्रतिभूति द्वारा सुरक्षित किया गया है ।	73,242.54
	प्रत्येक पृथक प्रकट ऋण जोखिम पोर्टफोलिओ का कुल ऋण जोखिम (तुलन पत्र में शामिल या शामिल न किए गए ऋण जोखिमों को घटाने के पश्चात, जहाँ लागू हैं) जो गारंटियों / क्रेडिट डेरिवेटिव्स द्वारा सुरक्षित किया गया है। (जहाँ कहीं भारतीय रिजर्व बैंक द्वारा विशेष रूप से अनुमति प्रदान की गई है)	48,315.55

तालिका डीएफ-7: प्रतिभूतिकरण: मानकीकृत पद्धति संबंधी प्रकटीकरण

	गुणात्मक प्रकटीकरण		
(क)	प्रतिभूतिकरण के गुणात्मक प्रकटीकरण की सामान्य अपेक्षा जिसमें उसका विवेचन भी शामिल है, के अनुसार निम्नलिखित विवरण दिया गया है :		
	• प्रतिभूतिकरण गतिविधियों के संबंध में बैंक का क्या लक्ष्य रहा है ? यह भी बताएं कि इन गतिविधियों के अंतर्गत प्रतिभूत ऋणों में विद्यमान ऋण-जोखिम को कितनी मात्रा में बैंक के बाहर अर्थात अन्य संस्थाओ को अंतरित किया गया है।	निरंक	
	• प्रतिभूत आस्तियों में पहले से विद्यमान अन्य जोखिमों (जैसे नकदी जोखिम) का स्वरूप।	लागू नहीं	
	• प्रतिभूतिकरण की प्रक्रिया में बैंक द्वारा विभिन्न प्रकार की भूमिकाओं का निर्वाह, किया जाता है (उदाहरणार्थ प्रवर्तक, निवेशक सेवाप्रदाता, ऋण वृद्धि प्रदाता, नकदी प्रदाता, विनिमय प्रदाता, संरक्षण प्रदाता#) और उनमें से प्रत्येक में बैंक की संबद्धता @ संबंधित आस्तियों के ब्याज दर / करेंसी संबंधी जोखिम को कम करने के लिए किसी भी बैंक द्वारा ब्याज दर विनिमय अथवा करेंसी विनिमय के रूप में नियामक के दिशानिर्देशों के अंतर्गत अनुमत किए जाने पर निर्धारित सीमा में प्रतिभूतिकरण सहायता उपलब्ध कराई जा सकती है। # कोई भी बैंक नियामक दिशानिर्देशों के अंतर्गत अनुमत किए जाने पर गारंटियों, ऋण डेरीवेटिव्स या ऐसे ही किसी अन्य उत्पाद के रूप में किसी प्रतिभूतिकरण लेन देन के लिए ऋण सुरक्षा प्रदान कर सकता है।	ऋणियों के प्रतिभूतिकरण से संबंधित ऐसे लेनदेन के लिए बैंक द्वारा दी गई बैंक गारंटियों की राशि जो ऋण वृद्धियों के रूप में वर्गीकृत की गई है परिसंपत्ति पुनर्निर्माण कंपनी लि. (एआरसीआईएल) द्वारा जारी प्रतिभूति रसीदों में निवेश	रु. करोड़ में 668.12 176.17
	• प्रतिभूतिकरण निवेशों में ऋण और बाजार जोखिम में होने वाले परिवर्तनों (अर्थात संबंधित आस्तियों के मूल्य मे उतार-चढ़ाव का प्रभाव पड़ता है। इनके बारे में दिनांक 1 जुलाई 2009 के एनसीएएफ के मास्टर सर्कुलर के पैरा 5.16.1 में उल्लेख है)।	प्रतिभूतिकरण लेनदेन में निवेश बैंक गारंटियों के रूप में किया गया है जिसे भारतीय रिज़र्व बैंक द्वारा ऋण वृद्धि के रूप में वर्गीकृत किया गया है। ये गैर निधि आधारित सुविधाओं का ही हिस्सा हैं और इनकी हर वर्ष समीक्षा की जाती है। गारंटी लागू करने का अनुभव और सुविधाओं का निष्पादन संतोषजनक रहा है।	
	• प्रतिभूतिकरण निवेशों में बरकरार जोखिमों को कम करने के लिए ऋण जोखिम न्यूनीकरण पद्धतियों के उपयोग से संबंधित बैंक की नीति का नीचे वर्णन किया गया है;	लागू नहीं	

- **Description of the main types of Collateral taken by the Bank**

  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - Gold
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments
- **Main types of Guarantor Counterparty and their creditworthiness**

  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities [including Bank for International Settlements (BIS), International Monetary Fund (IMF), European Central Bank and European Community as well as Multilateral Development Banks, Export Credit & Guarantee Corporation (ECGC) and Credit Guarantee Fund Trust for Micro and Small Enterprises (CGTMSE)], Public Sector Enterprises (PSEs), Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

TABLE DF-6 : CREDIT RISK MITIGATION: DISCLOSURES FOR STANDARDISED APPROACH

b) Quantitative Disclosures: Status as on 31.03.2010	(Amount in Rupee crores)
For each separately disclosed credit risk portfolio the total exposure (after, where applicable, on- or off balance sheet netting) that is covered by eligible financial collateral after the application of haircuts.	73242.54
For each separately disclosed portfolio the total exposure (after, where applicable, on- or off-balance sheet netting) that is covered by guarantees/credit derivatives (whenever specifically permitted by RBI)	48315.55

TABLE DF-7 : SECURITISATION - DISCLOSURE FOR STANDARDISED APPROACH

	Qualitative Disclosures		
(a)	The general qualitative disclosure requirement with respect to securitisation including a discussion of:		
	• the bank's objectives in relation to securitisation activity, including the extent to which these activities transfer credit risk of the underlying securitised exposures away from the bank to other entities.	NIL	
	• the nature of other risks (e.g. liquidity risk) inherent in securitised assets;	NOT APPLICABLE	
	• the various roles played by the bank in the securitisation process (For example: originator, investor, servicer, provider of credit enhancement, liquidity provider, swap provider@, protection provider#) and an indication of the extent of the bank's involvement in each of them; @ A bank may have provided support to a securitisation structure in the form of an interest rate swap or currency swap to mitigate the interest rate/currency risk of the underlying assets, if permitted as per regulatory rules. # A bank may provide credit protection to a securitisation transaction through guarantees credit derivatives or any other similar product, if permitted as per regulatory rules.		Rs. in crores
		BGs provided by Bank for securitization transactions of borrowers which were categorized as credit enhancements.	668.12
		Investment in the Security Receipts issued by ARCIL	176.17
	• a description of the processes in place to monitor changes in the credit and market risk of securitisation exposures (for example, how the behaviour of the underlying assets impacts securitisation exposures as defined in para 5.16.1 of the Master Circular on NCAF dated July 1, 2009).	Exposure to securitization transaction is on account of Bank Guarantees issued which RBI has categorized as Credit enhancements. These are part of NFB facilities which are reviewed annually. The invocation record and performance of the facilities has been satisfactory.	
	• a description of the bank's policy governing the use of credit risk mitigation to mitigate the risks retained through securitisation exposures;	N.A.	

तालिका डीएफ -7 : (जारी)

	गुणात्मक प्रकटीकरण :			
(ख)	प्रतिभूतिकरण गतिविधियों पर बैंक की लेखाकरण नीतियों का निम्नलिखित सहित सारांश निम्नानुसार है:			
	• क्या लेनदेन को बिक्री या वित्तपोषण माना गया है;	लागू नहीं		
	• प्रतिभूतिकरण की स्थिति को यथावत बनाए रखने या नई खरीद का मूल्यांकन करने में लागू की गई पद्धतियाँ और प्रमुख पूर्वानुमान (जानकारियों सहित)	लागू नहीं		
	• पिछली अवधि के प्रमुख पूर्वानुमान और लागू की गई पद्धतियों में परिवर्तन तथा उन परिवर्तनों का प्रभाव	लागू नहीं		
	• तुलन पत्र में दर्शाई गई देयताओं को उन व्यवस्थाओं में शामिल करने के लिए अपनाई गई नीतियाँ जिनके अंतर्गत प्रतिभूतिकृत आस्तियों के लिए वित्तीय सहायता उपलब्ध करना बैंक के लिए आवश्यक हो सकता हैं	लागू नहीं		
(ग)	बैंक के लेखों में प्रतिभूतिकरण के लिए किन ईसीएआई का उपयोग किया गया है और प्रत्येक एजेंसी का किस प्रकार के प्रतिभूतिकरण जोखिम के लिए उपयोग किया गया	लागू नहीं		
	गुणात्मक प्रकटीकरण : बैंकिंग बही			
(घ)	बैंक द्वारा प्रतिभूतिकृत ऋण जोखिमों की कुल राशि	निरंक		
(ङ)	चालू अवधि के दौरान ऋण जोखिमों से बचाव के लिए किए गए प्रतिभूतिकरण से हुई किन हानियों की बैंक द्वारा लेखों में शामिल किया गया है। प्रत्येक ऋण जोखिम का अलग अलग (जैसे क्रेडिट कार्ड, आवास ऋण, वाहन ऋण आदि का संबंधित प्रतिभूति सहित विस्तृत ब्योरा) विवरण दें	निरंक		
(च)	एक वर्ष के भीतर प्रतिभूतिकृत की जाने वाली आस्तियों की राशि	निरंक		
(छ)	(च) में से प्रतिभूतिकरण के पूर्व एक वर्ष के अंदर प्रवर्तित आस्तियों की राशि	लागू नहीं		
(ज)	प्रतिभूतिकृत ऋण जोखिमों की कुल राशि (ऋण जोखिम के स्वरूप सहित) और उस ऋण की बिक्री से हुए ऐसे लाभ या हानियाँ जिन्हें लेखो में शामिल नहीं किया गया है	निरंक		
(झ)	निम्नलिखित की कुल राशि :			
	• तुलन-पत्र में शामिल उन प्रतिभूतिकरण ऋणों का ऋण के स्वरूप सहित अलग अलग विवरण दें जिन्हें यथावत बनाए रखा गया है या जिसके संबंध में खरीद की गई है।	निरंक		
	• तुलन-पत्र में शामिल नहीं किए गए प्रतिभूतिकरण ऋण जोखिम प्रत्येक ऋण जोखिम का उसके स्वरूप के अनुसार अलग अलग विवरण अनुसार अलग अलग विवरण दें।	रु. 668.12 करोड़ की बैंक गारंटियों के रूप में ऋण-वृद्धि		
(ञ)	• यथावत बनाए रखे गए या खरीदे गए प्रतिभूतिकरण ऋण जोखिमों और उनसे संबंधित पूंजी खर्चों की कुल राशि। राशि ऋण जोखिमवार अलग अलग दिखाई जाए और नियामक द्वारा अलग अलग ऋण जोखिमों के लिए निर्धारित पूंजी पर्याप्तता के अनुरूप उनके अलग अलग जोखिम भार का भी उल्लेख करें।		रु. करोड़ में	
			राशि	पूंजी खर्च
			549.34	49.44
			118.78	3.21
		कुल	668.12	52.65
	• ऐसे ऋण जोखिम जिन्हें टियर I पूंजी में से पूर्णतया घटा दिया गया है, कुल पूंजी में से घटाई गई ऋण-वृद्धियों की राशि तथा कुल पूंजी में से घटाए गए अन्य ऋण जोखिम (ऋण जोखिम के स्वरूप के अनुसार अलग अलग विवरण दें)।	लागू नहीं		
	गुणात्मक प्रकटीकरण : क्रय-विकय			
(ट)	बैंक द्वारा प्रतिभूत उन जोखिमों की कुल राशि जिनके लिए बैंक ने कुछ ऋण जोखिम यथावत बनाए रखा है और जिसका बाजार जोखिम पद्धति के अनुसार आकलन किया जाना है। ऋण जोखिम के स्वरूप सहित अलग अलग विवरण दें।	निरंक		
(ठ)	निम्नलिखित की कुल राशि :			
	• तुलन पत्र में शामिल उन प्रतिभूतिकरण ऋणों का ऋण के स्वरूप सहित अलग अलग विवरण दें जिन्हें यथावत बनाए रखा गया है या जिनके संबंध में खरीद की गई है	निरंक		
	• तुलन पत्र में शामिल नहीं किए गए प्रतिभूतिकरण ऋण जोखिम। प्रत्येक ऋण जोखिम का उसके स्वरूप के अनुसार अलग अलग विवरण दें	निरंक		
(ड)	उन प्रतिभूतिकरण ऋण जोखिमों की कुल राशि जिन्हें निम्नलिखित के लिए यथावत बनाए रखा गया या जिनके लिए खरीद की गई:	निरंक		
	• कतिपय जोखिम को देखते हुए व्यापक जोखिम उपयोंग के अंतर्गत यथावत बनाए रखे गए या नए खरीदे गए प्रतिभूतिकरण ऋण जोखिम, और	निरंक		
	• कतिपय जोखिम को देखते हुए निर्धारित प्रतिभूतिकरण सीमा के भीतर प्रतिभूतिकरण ऋण जोखिम अलग अलग जोखिम भार के अनुसार विवरण दें	निरंक		
(ढ)	निम्नलिखित की कुल राशि :		निरंक	
	• प्रतिभूतिकरण की निर्धारित सीमा के भीतर प्रतिभूतिकरण ऋण जोखिम की पूंजीगत अपेक्षा	मद	राशि रु. करोड़ में	पूंजी पर्याप्तता रु. करोड़ में
	• टियर I पूंजी में ते पूर्णतया घटाए गए प्रतिभूतिकरण ऋण जोखिम, कुल पूंजी में से घटाए गए ऋण संवर्धन और कुल पूंजी में से घटाए गए अन्य ऋण जोखिम (ऋण जोखिम के स्वरूप के अनुसार अलग अलग)	प्रतिभूति रसीदें	176.17	37.83*

* भारतीय रिजर्व बैंक के दिशानिर्देशों के अनुसार रु. 37.83 करोड़ (प्रतिभूति - रसीदों में किए गए निवेश के बाजार मूल्य का 50%) टियर I पूंजी में से घटाया गया है। शेष 50% टियर II पूंजी में से घटाया गया है।

TABLE DF-7 : (CONTD....)

	Qualitative Disclosures			
(b)	Summary of the bank's accounting policies for securitization activities, including:			
	• whether the transactions are treated as sales or financings;	NA.		
	• methods and key assumptions (including inputs) applied in valuing positions retained or purchased	N.A		
	• changes in methods and key assumptions from the previous period and impact of the changes;	N.A		
	• policies for recognising liabilities on the balance sheet for arrangements that could require the bank to provide financial support for securitised assets.	N.A		
(c)	In the banking book, the names of ECAIs used for securitisations and the types of securitisation exposure for which each agency is used.	N.A		
	Qualitative Disclosures: Banking Book			
(d)	The total amount of exposures securitised by the bank.	NIL		
(e)	For exposures securitised losses recognised by the bank during the current period broken by the exposure type (e.g. Credit cards, housing loans, auto loans etc. detailed by underlying security)	NIL		
(f)	Amount of assets intended to be securitised within a year	NIL		
(g)	Of (f), amount of assets originated within a year before securitisation.	N.A.		
(h)	The total amount of exposures securitised (by exposure type) and unrecognised gain or losses on sale by exposure type.	NIL		
(i)	Aggregate amount of:			
	• on-balance sheet securitisation exposures retained or purchased broken down by exposure type and	NIL		
	• off-balance sheet securitisation exposures broken down by exposure type	Credit Enhancement by way of BGs Rs.668.12 crores		
(j)	• Aggregate amount of securitisation exposures retained or purchased and the associated capital charges, broken down between exposures and further broken down into different risk weight bands for each regulatory capital approach		Rs. in crores	
			Amount	Capital Charge
			549.34	49.44
			118.78	3.21
		Aggregate	668.12	52.65
	• Exposures that have been deducted entirely from Tier 1 capital, credit enhancing I/Os deducted from total capital, and other exposures deducted from total capital (by exposure type).	N.A.		
	Qualitative Disclosures: Trading Book			
(k)	Aggregate amount of exposures securitised by the bank for which the bank has retained some exposures and which is subject to the market risk approach, by exposure type.	NIL		
(I)	Aggregate amount of:			
	• on-balance sheet securitisation exposures retained or purchased broken down by exposure type; and	NIL		
	• off-balance sheet securitisation exposures broken down by exposure type.	NIL		
(m)	Aggregate amount of securitisation exposures retained or purchased separately for:	NIL		
	• securitisation exposures retained or purchased subject to Comprehensive Risk Measure for specific risk; and	NIL		
	• securitisation exposures subject to the securitisation framework for specific risk broken down into different risk weight bands.	NIL		
(n)	Aggregate amount of:	NIL		
	• the capital requirements for the securitisation exposures, subject to the securitisation framework broken down into different risk weight bands.	Item	Amount Rs. in crores	Capital Adequacy Rs.in crores
	• securitization exposures that are deducted entirely from Tier 1 capital, credit enhancing I/Os deducted from total capital, and other exposures deducted from total capital (by exposure type).	Security Receipts	176.17	37.83*

* In terms of RBI guidelines, Rs.37.83 crores (being 50% of the Market Value of investment in Security Receipts) has been deducted from the Tier I capital. The remaining 50% has been deducted from Tier II capital.

तालिका डीएफ-8
व्यापार-बही में बाजार-जोखिम
मानकीकृत अवधि पद्धति का उपयोग करते हुए बैंकों के लिए प्रकटीकरण

गुणात्मक प्रकटीकरण :

1) बाजार जोखिम की गणना के अंतर्गत - **मानकीकृत अवधि** पद्धति द्वारा निम्नलिखित संविभागों को शामिल किया गया है :

- 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों के अंतर्गत आने वाली प्रतिभूतियाँ
- 'व्यापार के लिए रखी गई' और 'बिक्री के लिए उपलब्ध' श्रेणियों की प्रतिभूतियों की प्रतिरक्षा के लिए और व्यापार के लिए डेरीवेटिव्स निष्पादित किए गए।

2) जोखिम प्रबंधन संरचना के लिए बैंक और अनुषंगियों के संबंधित बोर्डों के अनुमोदन के आधार पर बाजार जोखिम प्रबंधन विभाग (एमआरएमडी)/मध्य कार्यालय खोले गए हैं। बाजार जोखिम इकाइयां - राजकोष परिचालनों में बाजार जोखिम की पहचान, उनके मूल्यांकन, निगरानी और रिपोर्टिंग के लिए उत्तरदायी होती हैं।

3) प्रत्येक आस्ति वर्ग के लिए - सुस्पष्ट बाजार जोखिम प्रबंधन मानदंडों सहित बोर्ड द्वारा अनुमोदित व्यापार और विनिधान नीतियां लागू की गई हैं। जोखिम निगरानी एक सतत प्रक्रिया है और निर्धारित अंतरालों पर स्थिति की सूचना शीर्ष प्रबंधन और जोखिम प्रबंधन समिति को दी जाती है।

4) जोखिम प्रबंधन और उसकी रिपोर्टिंग सर्वश्रेष्ठ अंतर्राष्ट्रीय प्रथाओं के अनुसार आशोधित अवधि, आधार बिन्दु का कीमत मूल्य, अधिकतम अनुमत जोखिम, निवल आरंभिक राशि सीमा, पूरक सीमा, जोखिम मूल्य जैसे मानदंडों पर की जाती है।

5) विदेशी कार्यालय अपने निवेश-संविभाग की निगरानी उस देश के स्थानीय विनियामक की अपेक्षाओं के अनुसार करते हैं। कतिपय संविभागों के किसी एक विनिधान के लिए स्टाप लोस लिमिट और जोखिम सीमाएँ निर्धारित की गई हैं।

6) जोखिम रूपरेखाओं का विश्लेषण किया जाता है और उनकी प्रभावकारिता की निरंतर आधार पर निगरानी की जाती है।

7) फोरेक्स ओपन पोजीसन सीमाएं (दिन/रात), सौदावार हानिरहित सीमाएं, हानि नियंत्रित सीमाएं, प्रति मुद्रा व्यापार के संबंध में लाभ/हानि की उचित निगरानी रखी जाती है और अपवादात्मक सूचना पर नियमित ध्यान दिया जाता हैं।

मात्रात्मक प्रकटीकरण :

31.03.2010 की स्थिति के अनुसार - बाजार जोखिम के लिए न्यूनतम विनियामक पूँजी अपेक्षा निम्नवत है : (रुपये करोड़ में)

• ब्याज दर जोखिम (डेरीवेटिव्स सहित)	:	2442
• ईक्विटी स्थिति जोखिम	:	2510
• विदेशी विनिमय जोखिम	:	116
योग	:	**5068**

TABLE DF- 8

MARKET RISK IN TRADING BOOK

Disclosures for banks using the Standardised Duration Approach

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT&AFS securities and Derivatives entered into for Trading.
2) Market Risk Management Department (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for the Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury operations.
3) Board approved Trading policies and Investment Policies with defined Market Risk management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top management and the Risk Management Committee of the Board at stipulated intervals.
4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.
5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.
6) Risk Profiles are analysed and their effectiveness is monitored on an ongoing basis.
7) Forex open position limits (Daylight/Overnight), Deal wise cut-loss limits, Stop loss limit, Profit/Loss in respect of Cross Currency trading are properly monitored and exception reporting is regularly carried out.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on 31.03.2010 is as under: (Rs in crores)

• Interest rate risk (Including Derivatives)	:	2442
• Equity position risk	:	2510
• Foreign exchange risk	:	116
Total	:	**5068**

तालिका डी एफ - 9 : परिचालन - जोखिम

क. परिचालन जोखिम प्रबंधन कार्य की संरचना एवं संगठन

- परिचालन जोखिम प्रबंधन विभाग भारतीय स्टेट बैंक के साथ-साथ उसकी प्रत्येक बैंकिंग अनुषंगी में कार्यरत है जो परिचालन जोखिम अभिशासन के समन्वित तंत्र का ही हिस्सा है और यह अपने अपने मुख्य जोखिम अधिकारी के नियंत्रणाधीन कार्य करता है।

ख. परिचालन जोखिम को नियंत्रित और कम करने संबंधी नीतियां

- परिचालन जोखिम प्रबंधन नीति, जिसमें परिचालन जोखिमों की व्यवस्थित एवं कार्यक्षम पहचान, निर्धारण, मापन, निगरानी कम करने एवं रिपोर्ट करने हेतु एक स्पष्ट एवं समनुरूप परिचालन जोखिम प्रबंधन रूपरेखा की बात कही गई है, बैंक में लागू है।
- व्यवसाय निरंतरता योजना संबंधी नीति (बीसीपी) बैंक में लागू है।
- अपने ग्राहक को जानिए (केवाईसी) मानक संबंधी नीति और धन शोधन निवारक (एएमएल) उपाय बैंक में लाग हैं।
- धोखाधड़ी जोखिम प्रबंधन नीति बैंक में लागू है।

ग. कार्यनीतियाँ और प्रक्रियाएँ :

- बैंक द्वारा एक "अनुदेशावली" जारी की गई है, जिसमें बैंकिंग के विभिन्न प्रकार के लेनदेन की प्रक्रिया के संबंध में विस्तृत दिशानिर्देश दिए गए हैं। इन दिशानिर्देशों में किए गए संशोधन और आशोधन सभी कार्यालयों को परिपत्र भेजकर कार्यान्वित किए गए हैं। दिशानिर्देश और अनुदेश जॉब कार्डों, ई-सर्कुलरों, प्रशिक्षण कार्यक्रमों आदि के माध्यम से भी प्रसारित किए गए हैं।
- बैंक द्वारा वित्तीय अधिकारों के प्रत्यायोजन के संबंध में सभी कार्यालयों को आवश्यक अनुदेश जारी किए गए हैं जिनमें विभिन्न प्रकार के वित्तीय लेनदेन के लिए विभिन्न स्तरों के अधिकारियों के संस्वीकृति अधिकारों का ब्योरा दिया गया है।
- भारतीय स्टेट बैंक और सहयोगी बैंकों की सभी शाखाओं को कोर बैंकिंग प्रणाली (सीबीएस) के अंतर्गत लाया गया।
- जोखिम का प्रबंध बेहतर ढंग से करने के लिए परिचालन जोखिमों के कारण होने वाले नुकसानों का एक व्यापक आंकड़ा आधार तैयार करने की प्रक्रिया शुरू की गई है। शाखाओं से हानि के आंकड़े एकत्रित करने के लिए एक वैब आधारित टूल तैयार किया गया है।
- स्टाफ को प्रशिक्षण - परिचालन जोखिम की जानकारी बैंक के शीर्ष प्रशिक्षण संस्थानों और ज्ञानार्जन केंद्रों में विभिन्न श्रेणियों के स्टाफ के लिए संचालित प्रशिक्षण कार्यक्रमों में जोखिम प्रबंधन माड्यूलों के हिस्से के रूप में शामिल की गई है।
- बीमा - बैंक द्वारा भावी परिचालन जोखिम के लिए बीमा कराया गया है।
- आंतरिक लेखापरीक्षक नियंत्रण प्रणालियों की पर्याप्तता की जांच एवं मूल्यांकन तथा प्रभावकारिता और विशिष्ट नियंत्रण कार्यविधियों की क्रियाशीलता के लिए जबाबदार हैं। वे स्थापित प्रणालियों की समीक्षा भी करते हैं जिससे विधिक एवं विनियामक अपेक्षाओं, आचार संहिता और नीतियों एवं कार्यविधियों का कार्यान्वियन का अनुपालन सुनिश्चित हो सके।
- जोखिम और नियंत्रण स्व मूल्यांकन (आरसीएसए) प्रक्रिया की देशी शाखाओं और केन्द्रीकृत प्रक्रिया केन्द्रों में शुरुआत की जा रही है, ताकि बैंक में परिचालन जोखिमों की पहचान, आकलन, नियंत्रण और न्यूनीकरण किया जा सके। शाखाओं से हानि के आंकड़े एकत्रित करने के लिए एक वैब आधारित टूल तैयार किया गया है।
- महत्वपूर्ण परिचालन जोखिमों का विस्तृत निर्धारण फोकस ग्रुप द्वारा किया जाता है। इस फोकस ग्रुप में नियंत्रक कार्यालयों के वरिष्ठ अधिकारी शामिल होते हैं। ये ग्रुप सम्पूर्ण बैंक में कार्यान्वयन करने हेतु नियंत्रण एवं (जोखिम) कम करने के उपाय भी सुझाते हैं।

घ. जोखिम रिपोर्ट करने एवं मापन प्रणालियों का कार्यक्षेत्र एवं प्रकृति-

- धोखाधड़ी पर रिपोर्टों के शीघ्र प्रेषण की एक प्रणाली बैंक में लागू है। निवारक सतर्कता की एक व्यापक प्रणाली समूह की सभी व्यवसाय इकाइयों में स्थापित की गई है।
- दिनांक 31.03.2010 के लिए, परिचालन जोखिम हेतु पिछले 3 वर्षों की औसत सकल आय के 15% के पूंजी प्रभार के साथ मूल संकेतक दृष्टिकोण अपनाया गया है।

तालिका डी एफ-10
बैंकिंग बही में ब्याज दर जोखिम (आईआरआरबीबी)

1. गुणात्मक प्रकटीकरण

ब्याज दर जोखिम :

ब्याज दर जोखिम आंतरिक एवं बाह्य कारणों से बैंक की निवल ब्याज आय तथा उसकी आस्तियों एवं देयताओं के मूल्य में होने वाले उतार-चढाव से संबंधित है। आंतरिक कारणों में बैंक की आस्तियों एवं देयताओं की संरचना, गुणवत्ता, परिपक्वता, ब्याज दर तथा जमा राशियों, उधार, ऋणों एवं निवेशों की पुनर्मूल्यन अवधि शामिल हैं। बाह्य कारणों के अंतर्गत सामान्य आर्थिक स्थितियाँ आती हैं। तुलन-पत्र की स्थिति के आधार पर बढ़ती अथवा घटती ब्याज दरें बैंक को प्रभावित करती हैं। ब्याज दर जोखिम बैंक के तुलन-पत्र की आस्ति एवं देयता दोनों तरफ रहता है।

आस्ति देयता प्रबंधन समिति तुलन-पत्र जोखिमों की अनवरत पहचान एवं विश्लेषण तथा बैंक की आस्ति देयता प्रबंधन नीति के जरिए इन जोखिमों के प्रभावी प्रबंधन के लिए मापदंड निर्धारित करने हेतु उपयुक्त प्रणालियाँ एवं कार्यविधियाँ तैयार करने के लिए जिम्मेदार है। अत: आस्ति देयता प्रबंधन समिति जोखिमों एवं प्रतिलाभों, निधीयन एवं विनियोजन, बैंक के ऋण एवं जमाराशि दरों के निर्धारण तथा बैंक की निवेश संबंधी गतिविधियों के संबंध में निदेश देने आदि की निगरानी एवं नियंत्रण करती है। निर्दिष्ट प्रकार के जोखिमों (उदाहरण के लिए ब्याज दर, चलनिधि आदि) के लिए निवेश के स्वीकृत स्तर निर्धारित कर आस्ति देयता प्रबंधन समिति बाजार जोखिम कार्यनीति भी विकसित करती है। निदेशक मंडल की जोखिम प्रबंधन समिति आस्ति देयता प्रबंधन के लिए प्रणाली के कार्यान्वयन का पर्यवेक्षण करती है और आवधिक तौर पर उसकी कार्यपद्धति की समीक्षा करती है तथा दिशानिर्देश देती है। यह बाजार जोखिम के प्रबंधन हेतु आस्ति देयता प्रबंधन समिति द्वारा लिए गए विभिन्न निर्णयों की समीक्षा करती है।

1.1 ब्याज दर अंतर के विश्लेषण, अनुरूपता, अवधि एवं जोखिम पर मूल्य के साथ ब्याज दर जोखिम निवेश को मापा जाता है। भारतीय रिज़र्व बैंक ने यह निर्धारित किया है कि ब्याज दर संवेदनशीलता (पुनर्मूल्य निर्धारण अंतर) विवरण जिसे प्रत्येक महीने के अंतिम शुक्रवार को तैयार किया जाता है, के जरिए ब्याज दर जोखिम की निगरानी की जाए। तदनुसार, आस्ति देयता प्रबंधन समिति मासिक आधार पर ब्याज दर संवेदनशीलता की समीक्षा करती है।

1.2 अवधि विश्लेषण के जरिए बैंक के निवेशों के अचल आय संविभाग की ब्याज दर जोखिम का प्रबंधन किया जाता है। बैंक, उसकी आस्तियों एवं देयताओं के आर्थिक मूल्य पर ब्याज दरों में परिवर्तन के असर का मूल्यांकन करने के लिए तिमाही आधार पर अवधि अंतर विश्लेषण भी करता है और इस प्रकार ईक्विटी के बाजार मूल्य के परिवर्तन का पता लगाता है।

1.3 विभिन्न ब्याज जोखिमों की निगरानी के लिए निम्नलिखित विवेकपूर्ण सीमाओं का निर्धारण किया गया है :

ब्याज दर अस्थिरता के कारण परिवर्तन	अधिकतम प्रभाव (पूँजी एवं आरक्षितियों के प्रतिशत के रूप में)
निवल ब्याज आय में परिवर्तन (आस्तियों एवं देयताओं दोनों के लिए ब्याज दरों में 1% परिवर्तन के साथ)	5%
ईक्विटी के बाजार मूल्य में परिवर्तन (आस्तियों एवं देयताओं के लिए ब्याज दरों में 1% परिवर्तन के साथ)	20%

1.4 बाजार जोखिम के कारण समग्र प्रतिकूल असर को पूँजी एवं आरक्षितियों की 20% की सीमा तक सीमित करना विवेकपूर्ण सीमा का उद्देश्य है, जबकि शेष पूँजी एवं आरक्षितियाँ ऋण एवं परिचालन जोखिम से सुरक्षा प्रदान करती है।

1.5 अवधि अंतर : उपलब्ध बाजार ब्याज दर के किसी परिवर्तन के सहारे आस्तियों एवं देयताओं के मूल्य के परिवर्तन की पहचान कर अवधि अंतर विश्लेषण द्वारा ईक्विटी के बाजार मूल्य पर ब्याज दर परिवर्तन के प्रभाव की निगरानी की जाती है। आस्ति एवं देयताओं दोनों के लिए ब्याज दरों में 1 प्रतिशत समानांतर परिवर्तन के साथ ईक्विटी के मूल्य (आरक्षितियाँ सहित) के परिवर्तन का आकलन किया जाना चाहिए। ब्याज दरों में 1 **प्रतिशत परिवर्तन के साथ उस अधिकतम सीमा को पूँजी एवं आरक्षितियों के 20% तक सीमित कर दिया जाना चाहिए, जहाँ तक ईक्विटी का मूल्य (आरक्षितियों सहित) बाधित होता हो।**

2. परिमाणात्मक प्रकटीकरण

जोखिम पर अर्जन

(रुपये करोड़ में)

आस्तियाँ	देयताएँ	निवल ब्याज आय पर असर
उधार दर / निवेश पर आय में **100 आधार अंकों की वृद्धि**	सावधि जमा / उधार लागत में **100 आधार अंकों की वृद्धि**	**2,516.88**

ईक्विटी का बाजार मूल्य

मार्च 2010 तक	राशि करोड़ रुपये में
ईक्विटी के बाजार मूल्य पर प्रभाव	**592.83**

TABLE DF-9 : OPERATIONAL RISK

A. The structure and organization of Operational Risk Management function

- The Operational Risk Management Department is functioning in SBI as well as each of the Associate Banks as part of the Integrated Risk Governance Structure under the control of respective Chief Risk Officer.

B. Policies for control and mitigation of Operational Risk

- Operational Risk Management Policy, seeking to establish explicit and consistent Operational Risk Management Framework for systematic and proactive identification, assessment, measurement, monitoring, mitigation and reporting of the Operational Risks is in place.
- Policy on Business Continuity Planning (BCP) is in place.
- Policy on Know Your Customer (KYC) Standards and Anti Money Laundering (AML) Measures is in place.
- Policy on Fraud Risk Management is in place.

C. Strategies and Processes –

The following measures are being used by the Bank to control and mitigate Operational Risks:

- Bank has issued "Book of Instructions", which contains detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all the offices. Guidelines and instructions are also propagated through Job Cards, E-Circulars, Training Programmes, etc.
- Bank has issued necessary instructions to all offices regarding Delegation of Financial powers, which details sanctioning powers of various levels of officials for different types of financial transactions
- All branches of State Bank of India as well as Associate Banks have been brought under Core Banking System (CBS).
- The process of building a comprehensive database of losses due to Operational Risks has been initiated to facilitate better risk management. A web-based tool for collecting loss data from Branches has also been developed.
- Training of staff - Inputs on Operational Risk is included as a part of Risk Management modules in the training programs conducted for various categories of staff at Bank's Apex Training Institutes and Learning Centers.
- Insurance – Bank has obtained Insurance cover for major potential operational risks.
- Internal Auditors are responsible for the examination and evaluation of the adequacy and effectiveness of the control systems and the functioning of specific control procedures. They also conduct review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.
- Risk and Control Self Assessment (RCSA) process is being rolled out in domestic branches and CPCs for identification, assessment, control and mitigation of Operational Risks in the Bank. A web-based tool has been designed for this purpose.
- Detailed assessment of significant Operational Risks is conducted by Focus Groups consisting of senior officials at Controlling Offices. These Groups also suggest control and mitigation measures for implementation across the Bank.

D. The scope and nature of Risk Reporting and Measurement Systems –

- A system of prompt submission of reports on Frauds is in place in the Bank. A comprehensive system of Preventive Vigilance has been established in all the business units of the Group.
- For 31.03.2010, Basic Indicator Approach with capital charge of 15% of average gross income for previous 3 years is adopted for Operational Risk.

TABLE DF-10
INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

Interest Rate Risk:

Interest rate risk refers to impact in Bank's Net Interest Income and the value of its assets and liabilities arising from fluctuations in interest rate due to internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	Maximum Impact (as % of Capital and Reserve)
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	5%
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	20%

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities is estimated. **Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates is restricted to 20% of capital and reserves.**

2. Quantitative Disclosures

Earnings at Risk (EaR)

(Rs.in crores)

Assets	Liabilities	Impact on NII
Lending rate / yield on investment **increase** by **100 bps.**	Term Deposit / Borrowing Cost **increases** by **100 bps.**	**2156.88**

Market Value of Equity (MVE)

(Rs.in crores)

	As at March 2010
	Amount
Impact on Market Value of Equity (MVE)	**592.83**

डीएफ - समूह जोखिम
समूह जोखिम के संबंध में अतिरिक्त प्रकटीकरण

गुणात्मक प्रकटीकरण	
विवरण 1 (देश में स्थित समूह की कंपनियों के संबंध में)	
सामान्य विवरण	
क. कारपोरेट गवर्नेंस प्रथाएँ	समूह की सभी कंपनियों** ने कारपोरेट गवर्नेंस की श्रेष्ठ प्रथाओं को अपनाया है।
ख. प्रकटीकरण संबंधी प्रथाएँ	समूह की सभी कंपनियों** ने प्रकटीकरण से संबंधित श्रेष्ठ प्रथाओं को अपनाया है / उनका अनुपालन कर रही हैं।
ग. समूह के भीतर किए जाने वाले लेनदेन के संबंध में तात्कालिक नीति का पालन	यह प्रमाणित किया जाता है कि स्टेट बैंक समूह के भीतर किए जाने वाले सभी लेनदेन तात्कालिक आधार पर निष्पादित किए गए हैं चाहे उनके कारोबारी जोखिम प्रबंधन का मामला हो या फिर प्रतिभूतियों के प्रावधान आदि का मामला हो।
घ. साझा विपणन, ब्रांडिंग और एसबीआई के प्रतीक चिह्न का उपयोग	समूह की किसी भी कंपनी ने एसबीआई के प्रतीक चिह्न का इस ढंग से कभी उपयोग नहीं किया जिससे आम लोगों में यह संदेश जाए कि समूह की कंपनियाँ साझे विपणन, ब्रांडिंग में एस बी आई के नाम का अव्यक्त ढंग से उपयोग कर रही हैं।
ङ. वित्तीय सहायता का ब्योरा#, यदि कोई हो	समूह की किसी भी कंपनी ने समूह की किसी अन्य कंपनी को न तो कोई वित्तीय सहायता प्रदान की है / न ही प्राप्त की है।
च. समूह की जोखिम प्रबंधन नीति की अन्य सभी बातों का पालन	समूह की जोखिम प्रबंधन नीति की सभी बातों का समूह की कंपनियों द्वारा दृढ़तापूर्वक पालन किया जाता है।
विवरण 2 (विदेश में स्थित समूह की कंपनियों के संबंध में)	
सामान्य विवरण	
क. कारपोरेट गवर्नेंस प्रथाएँ	समूह की सभी कंपनियों ने कारपोरेट गवर्नेंस की श्रेष्ठ प्रथाओं को अपनाया है।
ख. प्रकटीकरण संबंधी प्रथाएँ	समूह की सभी कंपनियों द्वारा प्रकटीकरण से संबंधित श्रेष्ठ प्रथाओं को अपनाया गया है / उनका पालन किया जा रहा है।
ग. समूह के भीतर किए जाने वाले लेनदेन के संबंध में तात्कालिक नीति का पालन	यह प्रमाणित किया जाता है कि समूह के भीतर किए जाने वाले सभी लेनदेन तात्कालिक आधार पर निष्पादित किए गए हैं, चाहे उनके कारोबारी जोखिम प्रबंधन का मामला हो या फिर प्रतिभूतियों के प्रावधान आदि का मामला हो।
घ. साझा विपणन, ब्रांडिंग और एसबीआई के प्रतीक चिह्न का उपयोग	समूह की किसी भी कंपनी ने एसबीआई के प्रतीक चिह्न का इस ढंग से कभी उपयोग नहीं किया जिससे आम लोगों में यह संदेश जाए कि समूह की कंपनियाँ साझे विपणन, ब्रांडिंग में एस बी आई के नाम का अव्यक्त ढंग से उपयोग कर रही हैं।
ङ. वित्तीय सहायता का ब्योरा#, यदि कोई हो	समूह की किसी भी कंपनी ने समूह की किसी अन्य कंपनी को न तो कोई वित्तीय सहायता प्रदान की है / न ही प्राप्त की है।
च. समूह की जोखिम प्रबंधन नीति की अन्य सभी बातों का पालन	समूह की जोखिम प्रबंधन नीति की सभी बातों का समूह की कंपनियों द्वारा दृढ़तापूर्वक पालन किया जाता है।

\# समूह के भीतर किए गए निम्नलिखित लेनदेन मोटे तौर पर 'वित्तीय सहायता' माने गए हैं:
- क) समूह में एक कंपनी से दूसरी कंपनी को पूंजी या आय का अनुपयुक्त अंतरण;
- ख) समूह की इकाइयों को जिस तात्कालिक नीति का पालन करते हुए कारोबार करना होता है, उसका उल्लंघन करना;
- ग) समूह के भीतर अलग अलग कंपनियों की ऋण चुकौती क्षमता, नकदी की स्थिति और लाभप्रदता पर प्रतिकूल प्रभाव पड़ना;
- घ) पूंजीगत अथवा अन्य नियामक अपेक्षाओं का पालन न करना;
- ङ) 'प्रति चुकौती में चूक संबंधी शर्तों' को लागू करना जिनके अंतर्गत किसी संबद्ध कंपनी द्वारा की गई किसी वित्तीय या अन्य चूक को बैंक के अपने दायित्वों की पूर्ति में चूक माना जाता है।

**सम्मिलित कंपनियाँ :

बैंकिंग-देश में स्थित	बैंकिंग-विदेश में स्थित	गैर-बैंकिंग
भारतीय स्टेट बैंक	एसबीआई (कैलिफोर्निया) लि.	एसबीआई डीएफएचआई लि.
स्टेट बैंक ऑफ बीकानेर एंड जयपुर	एसबीआई (कनाडा) लि.	एसबीआई पेंशन फंड्स प्रा.लि.
स्टेट बैंक ऑफ हैदराबाद	एसबीआई (मारीशस) लि.	एसबीआई कार्ड्स एंड पेमेंट सर्विसेज प्रा. लि.
स्टेट बैंक ऑफ इंदौर	कमर्शियल बैंक ऑफ इंडिया एलएलसी, मास्को	एसबीआई ग्लोबल फैक्टर्स लि.
स्टेट बैंक ऑफ मैसूर	नेपाल एसबीआई बैंक लि.	एसबीआई फंड्स मैनेजमेंट प्रा. लि.
स्टेट बैंक ऑफ पटियाला	पी टी बैंक एसबीआई इंडोनेशिया	एसबीआई लाइफ इंश्योरेंस कं. लि.
स्टेट बैंक ऑफ त्रावणकोर		एसबीआई जनरल इंश्योरेंस कं. लि.
एसबीआई कमर्शियल एंड इंटरनेशनल बैंक लि.		एसबीआई कैपिटल मार्केट्स लि.

DF - GR
Additional Disclosures on Group Risk

Qualitative Disclosure	
Statement 1 (In respect of Domestic Group Entities)	
General Description on	
a. Corporate Governance Practices	All Group Entities** adhere to good Corporate Governance practices.
b. Disclosure Practices	All Group Entities** adhere to / follow good disclosure practices.
c. Arm's Length Policy in respect of Intra Group Transactions	It is certified that all Intra-Group transactions within the State Bank Group have been effected on Arm's Length basis, both as to their commercial terms and as to matters such as provision of security.
d. Common marketing, branding and use of SBI's Symbol	No Group Entity has made use of SBI symbol in a manner that may indicate to public that common marketing, branding implies implicit support of SBI to the Group Entity.
e. Details of Financial Support#, if any	No Group Entity has provided / received Financial Support from any other entity in the Group.
f. Adherence to all other covenants of Group Risk Management Policy	All covenants of the Group Risk Management Policy have meticulously complied with by the Group Entities**.
Statement 2 (In respect of Overseas Group Entities)	
General Description on	
a. Corporate Governance Practices	All Group Entities** adhere to good Corporate Governance practices.
b. Disclosure Practices	All Group Entities** adhere to / follow good disclosure practices.
c. Arm's Length Policy in respect of Intra Group Transactions	It is certified that all Intra-Group transactions within the State Bank Group have been effected on Arm's Length basis, both as to their commercial terms and as to matters such as provision of security.
d. Common marketing, branding and use of SBI's Symbol	No Group Entity has made use of SBI symbol in a manner that may indicate to public that common marketing, branding implies implicit support of SBI to the Group Entity.
e. Details of Financial Support#, if any	No Group Entity has provided / received Financial Support from any other entity in the Group.
f. Adherence to all other covenants of Group Risk Management Policy	All covenants of the Group Risk Management Policy have meticulously complied with by the Group Entities**.

\#Intra-group transactions which may lead to the following has been broadly treated as 'Financial Support':
- a) inappropriate transfer of capital or income from one entity to the other in the Group;
- b) vitiation of the Arm's Length Policy within which the Group entities are expected to operate;
- c) adverse impact on the solvency, liquidity and profitability of the individual entities within the Group;
- d) evasion of capital or other regulatory requirements;
- e) operation of 'Cross Default Clauses' whereby cross default clauses by a related entity on an obligation (whether financial or otherwise) is deemed to trigger a default on itself in its obligations.

** Entities covered:

Banking–Domestic	Banking–Foreign	Non–Banking
State Bank of India	SBI (California)Ltd.	SBI DFHI Ltd.
State Bank of Bikaner & Jaipur	SBI (Canada)Ltd.	SBI Pension Funds Pvt. Ltd.
State Bank of Hyderabad	SBI (Mauritius) Ltd.	SBI Cards & Payment Services Pvt. Ltd.
State Bank of Indore	Commercial Bank of India LLC, Moscow	SBI Global Factors Ltd.
State Bank of Mysore	Nepal SBI Bank Ltd.	SBI Funds Management Pvt. Ltd.
State Bank of Patiala	PT Bank SBI Indonesia	SBI Life Insurance Co. Ltd.
State Bank of Travancore		SBI General Insurance Co. Ltd.
SBI Commercial & International Bank Ltd.		SBI Capital Markets Ltd.

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India
in U.S. Dollars

Exchange Rates used for Conversion:

1 US $ = Rs.44.9000 as on March 31, 2010

1 US $ = Rs.50.7200 as on March 31, 2009

BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2010

(000s omitted)

CAPITAL AND LIABILITIES	Schedule No.	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
		US $	US $
Capital	1	141,399	125,174
Reserves & Surplus	2	14,546,618	11,299,845
Deposits	3	179,090,474	146,307,793
Borrowings	4	22,942,450	16,572,936
Other Liabilities & Provisions	5	17,892,362	15,842,533
TOTAL		234,613,303	190,148,281

ASSETS	Schedule No.	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
		US $	US $
Cash and balances with Reserve Bank of India	6	13,650,527	10,951,532
Balances with banks & money at call & short notice	7	7,771,264	9,632,813
Investments	8	63,650,350	54,407,326
Advances	9	140,738,118	106,960,411
Fixed Assets	10	982,830	756,673
Other Assets	11	7,820,214	7,439,526
TOTAL		234,613,303	190,148,281
Contingent Liabilities	12	122,148,527	142,685,283
Bills for Collection	—	10,673,124	8,649,560
Principal Accounting Policies	17		
Notes to Accounts	18		

SCHEDULE 1 — CAPITAL

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
Authorised Capital –		
1,000,000,000 shares of US$ 0.22 each	222,717	197,161
Issued Capital		
63,49,68,500 (Previous Year 63,49,68,500)		
Equity Shares of US$ 0.22 each	141,418	125,191
Subscribed and Paid-up Capital 63,48,82,644		
(previous year 63,48,80,222)		
Equity Shares of US$ 0.22 each	141,399	125,174
[includes 2,24,86,090 (2,71,28,722 as on 31.3.09)		
Equity Shares represented by 1,12,43,045		
(1,35,64,361 as on 31.03.09)		
Global Depository Receipts]		
TOTAL	141,399	125,174

SCHEDULE 2 — RESERVES & SURPLUS

(000s omitted)

	As on 31.3.2010 (Current year)		As on 31.3.2009 (Previous year)	
	US $	US $	US $	US $
I. Statutory Reserves				
Opening Balance	6,843,360		4,972,025	
Additions during the year	1,421,178		1,086,076	
Deductions during the year	—		—	
		8,264,538		6,058,101
II. Capital Reserves				
Opening Balance	282,251		83,317	
Additions during the year	25,402		166,546	
Deductions during the year	—		—	
		307,653		249,863
III. Share Premium				
Opening Balance	4,600,874		3,962,730	
Additions during the year	85		110,444	
Deductions during the year	—		239	
		4,600,959		4,072,935
IV Investment Reserve				
Opening Balance	—		12,259	
Additions during the year	—		—	
Deductions during the year	—		12,259	
		—		—
V. Foreign Currency Translation Reserve				
Opening Balance	350,745		477,096	
Additions during the year	—		132,979	
Deductions during the year	207,102		1,694	
		143,643		608,381
VI Revenue and Other Reserves*				
Opening Balance	687,241		35,328	
Additions during the year	542,508		275,170	
Deductions during the year	—		—	
		1,229,749		310,498
VII Balance of Profit and Loss Account		76		67
TOTAL		14,546,618		11,299,845

*Includes US $ 1,113,586 (Previous Year US $ 985,804) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act 1955)

SCHEDULE 3 — DEPOSITS

(000s omitted)

		As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
		US $	US $
A. I. Demand Deposits			
From Banks		1,983,178	2,121,814
From Others		25,317,364	19,714,459
II. Savings Bank Deposits		57,340,823	39,082,072
III. Term Deposits			
(i) From Banks		3,193,281	2,692,658
(ii) From Others		91,255,828	82,696,790
	TOTAL	179,090,474	146,307,793
B. (i) Deposits of Branches in India		170,315,698	139,990,440
(ii) Deposits of Branches outside India		8,774,776	6,317,353
	TOTAL	179,090,474	146,307,793

SCHEDULE 4 — BORROWINGS

(000s omitted)

		As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
		US $	US $
I. **Borrowings in India**			
(i) Reserve Bank of India		—	—
(ii) Other Banks		1,821,456	181,378
(iii) Other Institutions and Agencies		287,816	543,840
(iv) Subordinated Debts and Bonds		6,497,639	5,357,729
	TOTAL	8,606,911	6,082,947
II. **Borrowings outside india**			
(i) Borrowings and Refinance outside India		13,710,604	9,865,019
(ii) Subordinated Debts and Bonds		624,935	624,970
	TOTAL	14,335,539	10,489,989
	GRAND TOTAL	22,942,450	16,572,936
Secured borrowings included in I & II above		1,856,050	566,168

SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
I. Bills payable	4,698,944	3,732,231
II. Inter-office adjustments (Net)	2,555,642	1,125,141
III. Interest accrued	1,471,090	1,363,990
IV. Deferred Tax Liabilities (Net)	—	—
V. Others (including provisions)	9,166,686	9,621,171
TOTAL	17,892,362	15,842,533

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
I. Cash in hand (including foreign currency notes and gold)	1,523,611	846,908
II. Balance with Reserve Bank of India		
(i) In Current Account	12,126,355	10,104,129
(ii) In Other Accounts	561	495
TOTAL	13,650,527	10,951,532

SCHEDULE 7 — BALANCES WITH BANKS AND MONEY AT CALL & SHORT NOTICE

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
I. In India		
(i) Balances with banks		
(a) In Current Accounts	217,359	182,612
(b) In Other Deposit Accounts	2,488,892	2,107,452
(ii) Money at call and short notice		
(a) With banks	—	2,603,938
(b) With other institutions	—	—
TOTAL	2,706,251	4,894,002
II. Outside India		
(i) In Current Accounts	3,610,069	2,692,536
(ii) In Other Deposit Accounts	145,458	261,621
(iii) Money at call and short notice	1,309,486	1,784,654
TOTAL	5,065,013	4,738,811
GRAND TOTAL	7,771,264	9,632,813

SCHEDULE 8 — INVESTMENTS

(000s omitted)

		As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
		US $	US $
I. Investments in India in :			
(i) Government Securities		50,491,318	44,601,236
(ii) Other approved securities		230,540	373,163
(iii) Shares		1,603,423	905,051
(iv) Debentures and Bonds		3,591,856	2,935,524
(v) Subsidiaries and / or Joint Ventures (including Associates)		954,478	713,133
(vi) Others (Units of mutual funds, Commercial Papers, priority sector deposits etc.)		4,947,641	3,601,048
	TOTAL	61,819,256	53,129,155
II. Investments outside India in :			
(i) Government Securities (including local authorities)		447,554	146,410
(ii) Subsidiaries and / or Joint Ventures abroad		312,626	247,528
(iii) Other Investments (Shares, Debentures etc.)		1,070,914	884,233
	TOTAL	1,831,094	1,278,171
	GRAND TOTAL (I & II)	63,650,350	54,407,326
III. Investments in India :			
(i) Gross Value of Investments		61,933,541	53,408,200
(ii) Less: Aggregate of Provisions / Depreciation		114,285	279,045
(iii) Net Investments (vide I above)	TOTAL	61,819,256	53,129,155
IV. Investments outside India :			
(i) Gross Value of Investments		1,872,871	1,339,747
(ii) Less: Aggregate of Provisions / Depreciation		41,777	61,576
(iii) Net Investments (vide II above)	TOTAL	1,831,094	1,278,171
	GRAND TOTAL	63,650,350	54,407,326

SCHEDULE 9 — ADVANCES

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
A. (i) Bills purchased and discounted	9,526,666	9,302,832
(ii) Cash credits, overdrafts and loans repayable on demand	61,280,734	44,100,932
(iii) Term loans	69,930,718	53,556,647
TOTAL	140,738,118	106,960,411
B. (i) Secured by tangible assets (includes advances against Book Debts)	91,461,001	69,011,618
(ii) Covered by Bank/Government Guarantees	19,013,066	15,497,090
(iii) Unsecured	30,264,051	22,451,703
TOTAL	140,738,118	106,960,411
C. (I) Advances in India		
(i) Priority Sector	37,988,465	28,319,709
(ii) Public Sector	10,903,324	7,145,416
(iii) Banks	59,174	65,894
(iv) Others	70,370,632	54,515,558
TOTAL	119,321,595	90,046,577
(II) Advances outside India		
(i) Due from banks	3,487,121	869,834
(ii) Due from others		
(a) Bills purchased and discounted	5,633,414	5,778,507
(b) Syndicated loans	5,896,483	5,341,970
(c) Others	6,399,505	4,923,523
TOTAL	21,416,523	16,913,834
GRAND TOTAL (C-I & C-II)	140,738,118	106,960,411

SCHEDULE 10 — FIXED ASSETS

(000s omitted)

		As on 31.3.2010 (Current year)		As on 31.3.2009 (Previous year)	
		US $	US $	US $	US $
A. I.	**Premises**				
	At cost as on 31st March of the preceding year	354,352		293,463	
	Additions (Including Adjustments*) during the year	23,941		20,519	
	Deductions during the year	1,607		292	
	Depreciation to date	156,349		125,770	
			220,337		187,920
II.	Other Fixed Assets (including furniture and fixtures)				
	At cost as on 31st March of the preceding year	1,756,467		1,293,717	
	Additions (Including Adjustments*) during the year	318,670		265,324	
	Deductions during the year	6,661		4,125	
	Depreciation to date	1,371,770		1,039,298	
			696,706		515,618
III.	Leased Assets				
	At cost as on 31st March of the preceding year	206,121		184,970	
	Additions during the year	—		—	
	Deductions during the year	16,176		2,501	
	Depreciation to date including provision	189,945		181,739	
				730	
	Less : Lease Adjustment and Provisions	(45)		(465)	
			45		1,195
IV.	Assets under Construction (Including Premises)		65,742		51,940
	TOTAL (I, II, III & IV)		982,830		756,673

(* Adjustments on reclassification of assets)

SCHEDULE 11 — OTHER ASSETS

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
(i) Inter-office adjustments (net)	—	—
(ii) Interest accrued	1,711,583	1,326,795
(iii) Tax paid in advance/tax deducted at source	977,968	718,220
(iv) Deferred Tax Assets (Net)	559,485	202,462
(v) Stationery and stamps	22,818	18,860
(vi) Non-banking assets acquired in satisfaction of claims	78	70
(vii) Others	4,548,282	5,173,119
TOTAL	7,820,214	7,439,526

SCHEDULE 12 — CONTINGENT LIABILITIES

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
I. Claims against the bank not acknowledged as debts	145,980	432,140
II. Liability for partly paid investments	624	552
III. Liability on account of outstanding forward exchange contracts	54,572,706	57,064,125
IV. Guarantees given on behalf of constituents		
(a) In India	14,360,741	9,176,736
(b) Outside India	8,134,050	5,208,456
V. Acceptances, endorsements and other obligations	26,397,931	21,508,969
VI. Other items for which the bank is contingently liable	18,536,495	49,294,305
TOTAL	122,148,527	142,685,283

PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2010

(000s omitted)

	Schedule No.	Year ended 31.3.2010 (Current year)	Year ended 31.3.2009 (Previous year)
		US $	US $
I. INCOME			
Interest earned	13	15,811,563	12,576,584
Other Income	14	3,333,664	2,502,127
	TOTAL	19,145,227	15,078,711
II. EXPENDITURE			
Interest expended	15	10,539,527	8,461,217
Operating expenses	16	4,525,319	3,085,312
Provisions and contingencies		2,038,944	1,733,833
	TOTAL	17,103,790	13,280,362
III. PROFIT			
Net Profit for the year		2,041,437	1,798,349
Profit brought forward		76	67
	TOTAL	2,041,513	1,798,416
APPROPRIATIONS			
Transfer to Statutory Reserves		1,421,178	1,043,335
Transfer to Capital Reserve		25,402	162,964
Transfer to Revenue Reserve and other Reserves		117,930	60,507
Dividend			
(i) Interim Dividend		141,399	—
(ii) Final Dividend Proposed		282,799	363,003
Tax on dividend		52,729	48,903
Loss from State Bank of Saurashtra		—	119,637
Balance carried over to Balance Sheet		76	67
	TOTAL	2,041,513	1,798,416
Basic Earnings per Share		US $ 3.22	US $ 3.00
Diluted Earnings per Share		US $ 3.22	US $ 3.00
Principal Accounting Policies	17		
Notes to Accounts	18		

SCHEDULE 13 — INTEREST EARNED

(000s omitted)

		Year ended 31.3.2010 (Current year)	Year ended 31.3.2009 (Previous year)
		US $	US $
I.	Interest/discount on advances/bills	11,276,757	9,149,195
II.	Income on investments	3,950,177	3,070,606
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	336,731	275,949
IV.	Others	247,898	80,834
	TOTAL	15,811,563	12,576,584

SCHEDULE 14 — OTHER INCOME

(000s omitted)

		Year ended 31.3.2010 (Current year)	Year ended 31.3.2009 (Previous year)
		US $	US $
I.	Commission, exchange and brokerage	2,147,185	1,501,821
II.	Profit on sale of investments (Net)	471,446	506,169
III.	Profit / (Loss) on revaluation of investments (Net)	—	(111)
IV.	Profit / (Loss) on sale of land, buildings and other assets including leased assets (Net)	(2,329)	(582)
V.	Profit on exchange transactions	353,482	232,502
VI.	Income earned by way of dividends, etc., from subsidiaries/companies and/ or joint ventures abroad/in India	127,724	80,757
VII.	Income from financial lease	2,046	5,258
VIII.	Miscellaneous Income	234,110	176,313
	TOTAL	3,333,664	2,502,127

SCHEDULE 15 — INTEREST EXPENDED

(000s omitted)

		Year ended 31.3.2010 (Current year)	Year ended 31.3.2009 (Previous year)
		US $	US $
I.	Interest on deposits	9,651,288	7,479,662
II.	Interest on Reserve Bank of India/ Inter-bank borrowings	273,507	503,748
III.	Others	614,732	477,807
	TOTAL	10,539,527	8,461,217

SCHEDULE 16 — OPERATING EXPENSES

(000s omitted)

		Year ended 31.3.2010 (Current year)	Year ended 31.3.2009 (Previous year)
		US $	US $
I.	Payments to and provisions for employees	2,840,678	1,921,789
II.	Rent, taxes and lighting	354,026	255,350
III.	Printing and stationery	53,970	45,903
IV.	Advertisement and publicity	49,899	49,533
V.	(a) Depreciation on Bank's Property (Other than Leased Assets)	206,939	145,726
	(b) Depreciation on Leased Assets	781	4,735
VI.	Directors' fees, allowances and expenses	136	197
VII.	Auditors' fees and expenses (including branch auditors' fees and expenses)	24,855	20,445
VIII.	Law charges	21,519	14,710
IX.	Postages, Telegrams, Telephones etc	71,622	55,152
X.	Repairs and maintenance	73,030	31,662
XI.	Insurance	152,301	104,302
XII.	Other expenditure	675,563	435,808
	TOTAL	4,525,319	3,085,312

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), accounting standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the practices prevalent in the banking industry in India.

B. Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of banks' foreign offices, income is recognised as per the local laws of the country in which the respective foreign office is located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit or loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognized in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :

a) On Interest bearing securities, it is recognised only at the time of sale / redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 One time Insurance Premium paid under Special Home Loan Scheme (December 2008 to June 2009) is amortised over average loan period of 15 years.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 **Classification**

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 **Basis of classification**

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

v. Investments in subsidiaries, joint ventures and associates are classified under Held to Maturity.

2.3 **Valuation**

i. In determining the acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is reduced from the cost.

(b) Brokerage, commission, securities transaction tax etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

(c) Broken period interest paid / received on debt instruments is treated as interest expense/income and is excluded from cost/sale consideration.

(d) Cost is determined on the weighted average cost method.

(e) The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost**.

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in subsidiaries, joint ventures and associates (both in India and abroad) are valued at historical cost except for investments in Regional Rural Banks, which are valued at carrying cost (i.e book value).

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value **determined as per Regulatory guidelines**, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign offices. Investments of domestic offices become non performing where:

(a) Interest/installment (including maturity proceeds) is due and remains unpaid for more than 90 days.

(b) In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

(c) If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

(d) The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

(e) The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

(f) In respect of foreign offices, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:	i. A general provision of 10%
	ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets:	
– Secured portion:	i. Upto one year – 20%
	ii. One to three years – 30%
	iii. More than three years – 100%
– Unsecured portion	100%
Loss Assets:	100%

3.4 In respect of foreign offices, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstandings as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice, arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provisions

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. Derivatives

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.3 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change. Any receivable under derivatives contracts, which remain overdue for more than 90 days, are reversed through profit and loss account.

6.4 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

6.5 Exchange Traded Foreign Exchange and Interest Rate Futures entered into for trading purposes are valued at prevailing market rates based on quoted and observable market prices and the resultant gains and losses are recognized in the Profit and Loss Account.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional

fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers & ATM	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers, ATM and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than US $ 22.27 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign offices, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit and Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign Branches of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices in foreign currency (other than local currency of the foreign offices) are translated into local currency using spot rates applicable to that country.

b. Integral Operations

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits

11.1 Short Term Employee Benefits

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits

i. Defined Benefit Plan

a. The Bank operates a Provident Fund scheme. All eligible employees are entitled to receive benefits under the Bank's Provident Fund scheme. The Bank contributes monthly at a determined rate (currently 10% of employee's basic pay plus eligible allowance). These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The trust funds are retained as deposits in the bank. The bank is liable for annual contributions and interest on deposits held by the bank, which is payable at Government specified minimum rate of interest on provident fund balances of Government Employees. The bank recognises such annual contributions and interest as an expense in the year to which they relate.

b. The bank operates gratuity and pension schemes which are defined benefit plans.

c. The Bank provides for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a maximum amount of US $ 7,795. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. The Bank provides for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The pension liability is reckoned based on an independent actuarial valuation carried out annually. The Bank makes annual contribution to the pension fund at 10% of salary in terms of SBI Pension Fund Rules. The balance is retained in the special provision account to be utilised at the time of settlement.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits

a. All eligible employees of the bank are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax and deferred tax. Current year taxes are determined in accordance with the provisions of Accounting Standard 22 and tax laws prevailing in India after taking into account taxes of foreign offices, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share are computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the Institute of Chartered Accountants of India, the Bank recognises provisions only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

Schedule - 18

NOTES TO ACCOUNTS

(Amount in US $ million)

18.1 **Capital:**

1. Capital Adequacy Ratio:

	Items	As at 31 Mar 2010	As at 31 Mar 2009
(i)	Capital to Risk-weighted Assets Ratio (%) (Basel-I)	12.00	12.97
(ii)	Capital to Risk-weighted Assets Ratio - Tier I capital (%) (Basel-I)	8.46	8.53
(iii)	Capital to Risk-weighted Assets Ratio - Tier II capital (%)(Basel-I)	3.54	4.44
(iv)	Capital to Risk-weighted Assets Ratio (%) (Basel-II)	13.39	14.25
(v)	Capital to Risk-weighted Assets Ratio - Tier I capital (%) (Basel-II)	9.45	9.38
(vi)	Capital to Risk-weighted Assets Ratio - Tier II capital (%)(Basel-II)	3.94	4.87
(vii)	Percentage of the Shareholding of Government of India	59.41	59.41
(viii)	Number of Shares held by Government of India	37,72,07,200	37,72,07,200
(ix)	Amount of Subordinated Debt Tier-II capital	US $ 6,052.21 mn	US $ 5,357.73 mn
(x)	Amount raised by issue of Subordinated Debt Tier-II capital during the year	Nil	US $ 1,661.08 mn*
(xi)	Out of which ((ix), above) amount eligible for Upper Tier –II capital	US $ 4,335.50 mn	US $ 3,838.01 mn
(xii)	Amount raised by issue of IPDI (Inclusive of Hybrid Bonds as detailed below)	US $ 1,070.37 mn**	US $ 624.97 mn

* Include US $ 94.66 million which has been acquired consequent to acquisition of erstwhile State Bank of Saurashtra (eSBS).

** Includes US $ 445.44 million raised during the year, of which US $ 122.49 million invested by SBI employee Pension Fund, not reckoned for the purpose of Tier-I Capital as per RBI instructions.

2. **Share capital:**
   a) During the year, the Bank has allotted 2422 equity shares of US $ 0.22 each for cash at a premium of US $ 35.19 per equity share aggregating to US $ 85,768 out of 88,278 shares kept in abeyance under Right Issue – 2008. Out of the total subscription of US $ 85,768 received, US $ 539 was transferred to Share Capital Account and US $ 85,229 was transferred to Share Premium Account.
   b) The Bank has kept in abeyance the allotment of 85,856 (Previous Year 88,278) Equity Shares of US $ 0.22 each issued as a part of Rights issue, since they are subject to title disputes or are subjudice.

3. **Hybrid Bonds:**
   The details of bonds issued in foreign currency, which qualify for Hybrid Tier I Capital and outstanding are as under:

Particulars	Date of Issue	Tenor	Amount as on 31-03-10	Amount on 31-03-09
Bonds issued under the MTN Programme-12th Series	15.02.2007	Perpetual Non Call 10-25 years	USD 400 million	USD 400 million
Bonds issued under the MTN Programme-14th Series	25.06.2007	Perpetual Non Call 10 years 1 day	USD 225 million	USD 225 million
Total			**USD 625 million**	**USD 625 million**

If the Bank does not exercise call option by 27.6.2017, the interest rate will be raised and fixed rate will be converted to floating rate. These bonds have been listed in Singapore stock exchange.

18.2 **Investments**

1. The Details of investments and the movement of provisions held towards depreciation on investments of the Bank are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
1. Value of Investments		
i) Gross value of Investments		
(a) In India	61,933.55	53408.20
(b) Outside India	1,872.87	1339.75
ii) Provisions for Depreciation		
(a) In India	114.29	279.04
(b) Outside India	41.78	61.58
iii) Net value of Investments		
(a) In India	61,819.26	53129.16
(b) Outside India	1,831.09	1278.17
2. Movement of provisions held towards depreciation on investments		
i) Opening Balance	384.78	193.50
ii) Add: Addition on account of acquisition of e SBS	—	6.30
iii) Add: Provisions made during the year	80.04	283.95
iv) Less: Provisions utilised during the year	8.67	—
v) Less: Write back of excess provision during the year.	300.08	143.13
vi) Closing balance	156.07	340.62

Notes:

a. Investments amounting to US $ 2,449.89 million (Previous Year US $ 2,388.64 million) are kept as margin with RBI/Clearing Corporation of India Limited towards Real Time Gross Settlement / Securities Settlement (RTGS/NDS).

b. Other investments include deposits with NABARD under RIDF Deposit Scheme amounting to US $ 3971.91 million (Previous Year US $ 3,546.36 million).

c. During the year, the Bank has infused additional capital of US $ 192.70 million (Previous Year US $ 205.72 million) in Subsidiaries and Joint Ventures as follows.

Name of the JV/Associate/RRB	Amount
SBI Cards & Payment Services Private Limited	17.37
SBI Capital Markets Limited	51.00
State Bank of Hyderabad	77.95
State Bank of Patiala	37.86
SBI Custodial Services Private Limited	8.52
Total	**192.70**

d. During the year, the Bank has infused fresh investment in following companies :-

Name of the JV/Associate/RRB	Amount
SBI General Insurance Co. Limited	24.72
Macquarie SBI Infra Management Pte. Limited	0.50
SBI Macquarie Infra Management (P) Limited	0.42
SBI Macquarie Infra Trustee Limited	—
Total	**25.64**

e. Sale of 6.50% stake in UTI Asset Management Company Limited at a sale price of US $ 36.19 million and 6.50% stake in UTI Trustee Company Private Limited at a sale price of US $ 0.001 million, resulting in profit of US $ 18.14 million. After sale the investment has been shown under Investment in Shares as against Investment in Subsidiaries and /or Joint Ventures last year.

f. During the year one subsidiary SBI Factors & Commercial Services Private limited is merged with another subsidiary Global Trade Finance Limited.

2. **Repo Transactions**

The details of securities sold and purchased under repos and reverse repos during the year are given below : US $ in million

Particulars	Minimum outstanding during the year	Maximum outstanding during the year	Daily Average outstanding during the year	Balance as on year end
Securities sold under repos	— (—)	1,614.56 (6612.13)	53.82 (871.15)	— (—)
Securities purchased under reverse repos	— (—)	16,546.93 (10005.44)	5,624.36 (1876.53)	— (—)

Figures in brackets are for Previous Year)

3. **Non-SLR Investment Portfolio**

(a) Issuer composition of Non SLR Investments:

The issuer composition of Non-SLR investments of the Bank is given below : US $ in million

No.	Issuer	Amount	Extent of Private Placement	Extent of 'Below Investment Grade' Securities *	Extent of 'Unrated' Securities *	Extent of 'Unlisted' Securities *
(i)	PSUs	3,568.84 (2749.58)	823.89 (90.72)	39.33 (9.86)	— (10.77)	6.14 (10.77)
(ii)	FIs	658.73 (310.30)	491.04 (118.95)	131.98 (97.94)	5.03 (4.95)	194.77 (109.48)
(iii)	Banks	958.58 (634.75)	422.68 (236.73)	6.74 (24.13)	12.50 (5.00)	32.55 (35.05)
(iv)	Private Corporates	1,443.89 (1261.78)	233.88 (81.39)	5.16 (30.94)	84.03 (249.48)	227.97 (279.46)
(v)	Subsidiaries / Joint ventures **	1,267.74 (971.26)	— (—)	— (—)	— (—)	— (—)
(vi)	Others	5,128.49 (3825.59)	87.50 (70.64)	18.25 (27.13)	240.42 (65.10)	125.08 (45.75)
(vii)	Provision held towards depreciation	97.78 (320.33)	— (—)	5.79 (21.66)	17.62 (14.93)	12.80 (19.95)
	Total	12,928.49	2,058.99	195.67	324.36	573.71
	Previous Year	(9432.93)	(598.43)	(168.34)	(320.37)	(460.56)

(Figures in brackets are for Previous Year)

* Investment in equity, equity linked instruments, asset backed securitised instruments, Govt. securities and pass through certificates have not been segregated under these categories, as these are not covered under relevant RBI Guidelines.

** Investments in Subsidiaries/Joint Ventures have not been segregated into various categories as these are not covered under relevant RBI Guidelines.

b) Non Performing Non-SLR Investments

Particulars	Current Year	Previous Year
Opening Balance	133.23	44.41
Additions during the year	5.57	76.13
Reductions during the year	64.68	2.59
Closing balance	74.12	117.95
Total provisions held	72.05	76.48

18.3 Derivatives

a) Forward Rate Agreements / Interest Rate Swaps

	Particulars	As at 31-Mar-2010	As at 31-Mar-2009
i)	The notional principal of swap agreements	20,931.95	21,675.10
ii)	Losses which would be incurred if counterparties failed to fulfil their obligations under the agreements	301.99	420.16
iii)	Collateral required by the Bank upon entering into swaps	Nil	Nil
iv)	Concentration of credit risk arising from the swaps	Not significant	Not Significant
v)	The fair value of the swap book	59.35	9.40

b) Exchange Traded Interest Rate Derivatives

Sr. No.	Particulars	Current Year	Previous Year
1	Notional principal amount of exchange traded interest rate derivatives undertaken during the year		
	a Interest Rate Futures	12,680.67	Nil
	b 10 Year Government of India Security	96.12	Nil
2	Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2010		
	a Interest Rate Futures	Nil	Nil
	b 10 Year Government of India Security	Nil	Nil
3	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	N.A.	N.A.
4	Marked-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective".	N.A.	N.A.

c) **Disclosures on Risk Exposure in Derivatives**

(A) **Qualitative Disclosure**

i. The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives as also in Interest Rate and Currency Futures. Interest Rate Derivatives dealt by the Bank are rupee interest rate swaps, foreign currency interest rate swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to hedge their exposures and the Bank enters into derivatives contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items. The Bank also deals in a mix of these generic instruments. The Bank has done Option deals and Structured Products with customers, but they have been covered on a back to back basis in inter -bank market.

ii. Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates / exchange rates and credit risk as the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" which is duly approved by the Board mandates the market risk parameters (cut-loss triggers, open position limits, PV01 etc.) as well as customer eligibility criteria (credit rating, tenure of relationship etc.) for entering into derivative transactions. Credit risk is controlled by entering into derivative transactions only with counterparties in respect of whom appropriate limits are set for taking into account their ability to honour obligations. The Bank enters into ISDA agreements with such counterparties.

iii. The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. Market Risk Management Department (MRMD), independently identifies measures, monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

iv. The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines, the details of which are presented under Schedule 17: Principal Accounting Policy (PAP) for the financial year 2009-10.

v. Interest Rate Swaps are mainly used at Foreign Offices for hedging of the assets and liabilities.

vi. Apart from hedging swaps, swaps at Foreign Offices consist of back to back swaps done at our Foreign Offices which are done mainly for hedging of FCNR deposits at Global Markets, Kolkata.

vii. Majority of our swaps were done with First class counterparty banks.

B) Quantitative Disclosures :

US $ in million

Sr. No.	Particulars	Currency Derivatives		Interest Rate Derivatives	
		Current Year	Previous Year	Current Year	Previous Year
(i)	Derivatives (Notional Principal Amount) #				
	a) For hedging	920.75	803.47	4,034.87	2,799.16
	b) For trading	11,760.00	21,945.43	16,897.08	18,433.19
(ii)	Marked to Market Positions				
	a) Asset	20.03	2,965.60	13.26	262.97
	b) Liability	0	18.67	1.99	66.82
(iii)	Credit Exposure		3,983.72		732.47
(iv)	Likely impact of one percentage change in interest rate (100* PV01)				
	a) on hedging derivatives	2.77	-8.82	468.68	-4.60
	b) on trading derivatives	38.13	-0.10	-8.32	2.66
(v)	Maximum and Minimum of 100* PV 01 observed during the year				
	a) on hedging	2.98 & 0.02	1.03 & 12.41	469.33 & 602.24	2.40 & 8.79
	b) on trading	41.65 & - 0.02	0.02 & 0.07	5.52 & - 18.54	4.07 & 0.08

The notional amount of derivatives done between Global Markets department and IBG department as on 31st March 2010 amounted to US $ 1,261.43 million are not included here. Out of this, IRS/FRA amounting to US $ 1171.16 million has been undertaken for hedging of FCNB corpus and hence also not marked to market.

1. The derivatives done between SBI Foreign Offices as on 31st March 2010 amounted to US $ 984.32 million.

2. The outstanding notional amount of interest rate derivatives which are not marked to market but where the underlying Assets/Liabilities are not marked to market as on 31st March 2010 amount to US $ 4,483.21 million.

18.4 **Asset Quality**

a) **Non-Performing Asset**

US $ in million

	Particulars	**As at 31-Mar-2010**	**As at 31-Mar-2009**
i)	Net NPAs to Net Advances (%)	1.72%	1.76%
ii)	Movement of NPAs (Gross)		
	(a) Opening balance	3499.78	2531.02
	(b) Additions (Fresh NPAs) during the year	2637.60	2196.41
	Sub-total (I)	6137.38	4727.43
	(c) Reductions due to upgradations during the year	884.72	670.78
	(d) Reductions due to recoveries (Excluding recoveries made from upgraded accounts)	458.60	584.75
	(e) Reductions due to Write-offs during the year	443.31	373.72
	Sub-total (II)	1786.63	1629.25
	(f) Closing balance (I-II)	4350.75	3098.18
iii)	Movement of Net NPAs		
	(a) Opening balance	2155.33	1463.79
	(b) Additions during the year	1366.42	1320.19
	(c) Reductions during the year	1100.78	875.97
	(d) Closing balance	2420.97	1908.01
iv)	Movement of provisions for NPAs		
	(a) Opening balance	1344.45	1062.74
	(b) Provisions made during the year	1271.18	805.96
	(c) Write-off / write-back of excess provisions	685.85	678.52
	(d) Closing balance	1929.78	1190.18

b) Provisioning Coverage Ratio:

The Provisioning to Gross Non-Performing Assets of the Bank as on 31st March 2010 is 59.23%. (Previous Year 56.76%)

Additional provision pursuant to RBI guidelines for augmentation to 70% coverage by 30.09.2010 (extension allowed upto 30.9.2011 subject to fulfilment of specified conditions) has not been made during the year.

c) **Details of Loan Assets subjected to Restructuring during the period from 01.04.2009 to 31.03.2010**

Particulars	Particulars	CDR Mechanism	SME Debt Restructuring	Others	Total
Standard advances restructured	No. of Borrowers	30 (29)	602 (6355)	3,035 (30859)	3,667 (37243)
	Amount outstanding	622.08 (56.19)	227.29 (254.44)	2,905.00 (1,814.24)	3,754.37 (2,124.87)
	Sacrifice (diminution in the fair value)	75.87 (4.36)	2.61 (4.11)	34.87 (30.70)	113.35 (39.17)
Sub standard advances restructured	No. of Borrowers	1 (3)	76 (184)	90 (1473)	167 (1660)
	Amount outstanding	16.14 (2.97)	2.33 (10.62)	390.97 (16.04)	409.44 (29.63)
	Sacrifice (diminution in the fair value)	1.68 (0.00)	0.03 (0.16)	32.53 (0.46)	34.24 (0.62)
Doubtful advances restructured	No. of Borrowers	0 (0)	15 (5)	21 (214)	36 (219)
	Amount outstanding	0 (0.00)	2.10 (0.39)	65.55 (14.23)	67.65 (14.62)
	Sacrifice (diminution in the fair value)	0 (0.00)	0.01 (0.04)	2.79 (0.61)	2.80 (0.65)
TOTAL	No. of Borrowers	31 (32)	693 (6544)	3,146 (32546)	3,870 (39122)
	Amount outstanding	638.23 (59.16)	231.72 (265.44)	3361.50 (1844.51)	4231.45 (2169.11)
	Sacrifice (diminution in the fair value)	77.55 (4.36)	2.65 (4.32)	70.19 (31.77)	150.39 (40.45)

(Figures in brackets are for Previous Year)

d) **Details of financial assets sold to Securitisation Company (SC) / Reconstruction Company (RC) for Asset Reconstruction**

Particulars	Current Year	Previous Year
i) No. of Accounts	3	5
ii) Aggregate value (net of provisions) of accounts sold to SC/RC	2.32	3.00
iii) Aggregate consideration	3.12	18.32
iv) Additional consideration realized in respect of accounts transferred in earlier years	Nil	Nil
v) Aggregate gain / (loss) over net book value	0.80	15.32

e) **Details of non-performing financial assets purchased**

Particulars	Current Year	Previous Year
1) (a) No. of Accounts purchased during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil
2) (a) Of these, number of accounts restructured during the year	Nil	Nil
(b) Aggregate outstanding	Nil	Nil

f) **Details of non-performing financial assets sold**

Particulars	Current Year	Previous Year
1) No. of Accounts sold	3	5
2) Aggregate outstanding	5.31	56.93
3) Aggregate price offer consideration	3.12	—
4) Aggregate consideration received as per RBI Guidelines	3.12	18.32

g) **Provision on Standard Assets**

The Provision on Standard Assets held by the Bank in accordance with RBI guidelines is as under:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Provision towards Standard Assets	510.63	442.65

h) **Business Ratios**

Particulars	Current Year	Previous Year
i. Interest Income as a percentage to Working Funds	6.80%	7.29%
ii. Non-interest income as a percentage to Working Funds	1.43%	1.45%
iii. Operating Profit as a percentage to Working Funds	1.75%	2.05%
iv. Return on Assets	0.88%	1.04%
v. Business (Deposits plus advances) per employee	$ 1.42 mn	$ 1.10 mn
vi. Profit per employee	$ 0.99 mn	$ 0.93 mn

i) **Asset Liability Management : Maturity pattern of certain items of assets and liabilities as at 31st March 2010.**

	1 day	2 to 7 days	8 to 14 days	15 to 28 days	29 days to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	TOTAL
Deposits	4262.13 (4069.88)	5237.24 (6200.92)	6027.11 (6229.67)	4562.13 (2877.15)	9666.61 (7463.19)	14311.98 (11164.71)	20120.73 (16978.35)	58571.31 (35865.46)	30186.89 (20280.91)	26144.35 (35177.55)	179090.48 (146307.79)
Advances	9793.69 (10783.37)	2800.08 (323.67)	8844.84 (6089.66)	1979.63 (1582.42)	7553.37 (6565.31)	7905.22 (5248.60)	6150.64 (3835.21)	61329.10 (47457.99)	13350.58 (8335.21)	21030.97 (16738.97)	140738.12 (106960.41)
Investments	30.19 (—)	54.61 (2073.90)	48.91 (1479.87)	401.45 (886.19)	2319.62 (4284.98)	1779.94 (1547.52)	1357.48 (1336.19)	11530.12 (6356.19)	13259.12 (11895.06)	32868.91 (24547.42)	63650.35 (54407.32)
Borrowings	795.08 (437.83)	2690.24 (1410.81)	620.58 (588.70)	1069.57 (1090.66)	4309.65 (2068.41)	2240.15 (1680.52)	1221.78 (864.51)	1512.96 (1808.73)	1232.77 (601.91)	7249.66 (38.16)	22942.44 (10590.24)
Foreign Currency Assets	6756.50 (4394.78)	257.20 (599.48)	699.38 (711.60)	1455.76 (1445.67)	5746.71 (5886.35)	5489.67 (3767.63)	2185.79 (1171.82)	3391.93 (3496.19)	3133.96 (2299.61)	2546.47 (2243.56)	31663.37 (26016.69)
Foreign Currency Liabilities	4186.37 (3460.75	1260.95 (1856.27)	886.56 (851.67)	1552.36 (1804.48)	6082.85 (2899.11)	4497.41 (3017.17)	4558.75 (2924.16)	3355.45 (3524.92)	2127.40 (1291.47)	210.86 (330.64)	28718.96 (21960.64)

(Figures in brackets are as at 31st March 2009)

j) **Concentration of Deposits**

Total Deposits of twenty largest depositors	9,373.66
Percentage of Deposits of twenty largest depositors to Total Deposits of the Bank	5.24%

k) **Concentration of Advances**

Total Advances to twenty largest barrowers	42,314.36
Percentage of Advances to twenty largest borrowers to Total Advances of the Bank	29.68%

l) **Concentration of Exposures**

Total Exposure to twenty largest borrowers/customers	42,542.84
Percentage of Exposures to twenty largest barrowers/ customers to Total Exposure of the Bank on borrowers/customers	20.81%

m) **Concentration of NPAs**

Total Exposure to top four NPA accounts	209.49

n) **Sector -wise NPAs**

Sr. No.	Sector	Percentage of NPAs to Total Advances in that sector
1	Agriculture & allied activities	2.60%
2	Industry (Micro & small, Medium and Large)	3.89%
3	Services	3.91%
4	Personal Loans	2.90%

o) **Overseas Assets, NPAs and Revenue**

Sr. No.	Particulars	Amount
1	Total Assets	27,452.85
2	Total NPAs (Gross)	378.31
3	Total Revenue	1,050.68

p) **Off-balance Sheet SPVs sponsored**

Name of the SPV Sponsored	
Domestic	NIL
Overseas	NIL

18.5 **Exposures**

The Bank has been lending to sectors which are sensitive to asset price fluctuations. These sensitive sectors are real estate and capital markets.

a) **Real Estate Sector**

Particulars	**As at 31-Mar-2010**	**As at 31-Mar-2009**
Direct exposure		
i) Residential Mortgages	16,254.69	9,124.97
- Of which individual housing loans up to Rs.20 Lakhs	10,558.19	5,943.79
ii) Commercial Real Estate	2,993.40	3,339.85
iii) Investments in Mortgage Backed Securities (MBS) and other securitised exposures:	24.26	131.56
Residential	21.48	1.04
Commercial Real Estate	2.78	130.52
Indirect Exposure		
Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	131.92	42.61
Total	**19,404.27**	**12,638.99**

b) **Capital Market**

Particulars	**As at 31-Mar-2010**	**As at 31-Mar-2009**
1) Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt.	1508.08	1142.23
2) Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds.	4.60	5.31
3) Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security.	0.37	8.65
4) Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances.	44.34	144.77
5) Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.	98.49	3.45
6) Loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources.	3.27	—
7) Bridge loans to companies against expected equity flows/issues.	15.59	—
8) Underwriting commitments taken up by the Banks in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds.	—	—
9) Financing to stockbrokers for margin trading.	—	0.02
10) Exposures to Venture Capital Funds (both registered and unregistered)	83.68	70.64
Total Exposure to Capital Market	**1758.42**	**1375.07**

c) **Country-Risk Categorywise**

As per the extant RBI guidelines, the country where exposure of the Bank is categorised into various risk categories listed in the following table. The country exposure (net funded) of the Bank for any country does not exceed 1% of its total assets except to a country in insignificant risk category. Provision of Rs. 1.59 crores has been made in accordance with RBI guidelines.

Risk Category	Exposure (net)		Provision held	
	As at 31-Mar-2010	As at 31-Mar-2009	As at 31-Mar-2010	As at 31-Mar-2009
Insignificant	194.13	6699.69	Nil	7.40
Low	10621.19	2141.15	8.71	Nil
Moderate	1622.89	1229.85	Nil	Nil
HIgh	926.26	943.13	Nil	Nil
Very HIgh	559.58	201.64	Nil	Nil
Restricted / Off-Credit	2.49	150.86	Nil	Nil
योग / Total	13926.54	11366.32	8.71	7.40

d) **Single Borrower and Group Borrower exposure limits exceeded by the Bank :**

The Bank had taken single borrower exposure in excess of the prudential limit in the cases given below :

Name of the Borrower	Exposure ceiling	Limit Sanctioned (Peak Level)	Period during which limit exceeded	Outstanding as on 31.03.10
Indian Oil Corporation Ltd.	4754.61	5505.92	April 2009 to August 2009	
	4810.29	5374.47	September 09 to January 2010	
	4865.97	5256.79	February 2010 to March 2010	3264.89
Reliance Industries Limited	2852.77	3349.14	April 2009 to August 2009	
	2886.17	3167.65	September 09 to January 2010	
	2919.58	3185.93	February 2010 to March 2010	2756.07
Bharat Heavy	2852.77	3133.63	July 2009 to August 2009	
Electricals Limited	2886.17	3152.29	September 09 to January 2010	
	2919.58	3554.84	February 2010 to March 2010	2770.08
Tata Group	9620.58	9684.66	December 09 to January 2010	
	9731.94	9922.64	February 2010 to March 2010	5240.73

e) **Unsecured Advances**

Particulars	**As at 31 Mar 2010**
a) Total Unsecured Advances of the bank	30264.05
i) Of which amount of advances outstanding against charge over intangible securities such as rights, licences, authority etc.	Nil
ii) The estimated value of such intangible securities (as in (i) above).	Nil

f) **Letter of Comfort issued for Subsidiaries:**

The Bank has issued letters of comfort on behalf of its subsidiaries. Outstanding letters of comfort as on 31st March 2010 aggregate to US $ 44.36 million (Previous Year : US $ 32.82 million). In the Bank's assessment no financial impact is likely to arise.

18.6 **Miscellaneous**

a) **Withdrawal from Reserves**

During the year, the bank has withdrawn following amount from the Reserves:

Particulars	**As at 31-Mar-2010**	**As at 31-Mar-2009**
Dividend on account of ESPS shares and dividend distribution tax thereon	—	1.69

b) **Disclosure of Penalties imposed by RBI**

US $ 0.323 million (Previous year - Nil)

c) **Status of customer complaints**

Particulars	**As at 31-Mar-2010**	**As at 31-Mar-2009**
No. of complaints pending at the beginning of the year	1150	1030
Addition on account of aqusition of eSBS	—	258
No. of complaints received during the year	30735	23571
No. of complaints redressed during the year	30610	23709
No. of complaints pending at the end of the year	1275	1150

d) **Awards passed by the Banking Ombudsman**

Particulars	**Current Year**	**Previous Year**
No. of unimplemented Awards at the beginning of the year	1	4
No. of Awards passed by the Banking Ombudsman during the year	19	19
No. of Awards implemented during the year	16	22
No. of unimplemented Awards at the end of the year	4	1

e) With regard to disclosures relating to Micro, Small & Medium Enterprises under the Micro, Small & Medium Enterprises Development Act, 2006, there have been no reported cases of delayed payments or of interest payments due to delay in such payments to Micro, Small & Medium Enterprises.

f) **Fees/remuneration received in respect of the bancassurance business in 2009-10**

Name of Company	Amount
SBI Life Insurance Co. Ltd.	47.28
The New India Assurance Co. Ltd.	2.58
TOTAL	49.86

18.7 Disclosure Requirements as per Accounting Standards

a) **Changes in Accounting Policy**

The Bank has implemented a special home loan scheme for the period December 2008 to June 2009, arising out of which one time insurance premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total insurance premium paid amounting to US $ 33.71 million on account of such scheme is charged off over average loan period of 15 years and accordingly, 1/15th of the premium amount has been charged off during the year instead of fully charging in the accounts.

Consequent to this change, the profit after tax has gone up by US $ 20.77 million.

b) **Employee Benefits**

i. **Defined Benefit Plans**

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005)

Particulars	Pension Plans		Gratuity	
	Current Year	Previous Year	Current Year	Previous Year
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2009	4304.84	3314.28	841.47	698.77
Liability acquired on acquisition of State Bank of Saurashtra	—	112.65	—	23.99
Current Service Cost	193.58	149.02	32.35	25.67
Interest Cost	348.33	268.53	66.55	56.19
Actuarial losses (gains)	276.70	178.44	-22.13	-17.46
Benefits paid	-287.01	-212.05	-52.06	-42.25
Closing defined benefit obligation at 31st March 2010	4836.44	3810.87	866.18	744.91
Change in Plan Assets				
Opening fair value of Plan Assets as at 1st April 2009	3053.48	2579.81	834.46	698.77
Asset acquired on acquisition of State Bank of Saurashtra	244.28	34.09	—	17.77
Dr Paid by Bank	137.08	—	—	—
Expected Return on Plan Assets	—	206.38	64.68	54.99
Contributions by employer	77.50	70.28	—	9.67
Benefit Paid	-287.01	-212.05	-52.06	-42.25
Actuarial Gains	51.92	24.59	1.76	-0.24
Closing fair value of plan assets as at 31st March 2010	3277.25	2703.10	848.84	738.71
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2010	4836.44	3810.87	866.18	744.91
Fair Value of Plan assets at 31st March 2010	3277.25	2703.10	848.84	738.71
Deficit/(Surplus)	1559.19	1107.77	17.34	6.20
Unrecognised Past Service Cost	—	—	—	—
Net Liability/(Asset)	1559.19	1107.77	17.34	6.20
Amount Recognised in the Balance Sheet				
Liabilities	4836.44	3810.87	866.18	744.91
Assets	3277.25	2703.10	848.84	738.71
Net Liability / (Asset) recognised in Balance Sheet	1559.19	1107.77	17.34	6.20
Net Cost recognised in the profit and loss account				
Current Service Cost	193.58	149.02	32.35	25.67
Interest Cost	348.33	268.53	66.55	56.19
Expected return on plan assets	-244.28	-206.38	-64.67	-54.98
Net actuarial losses (Gain) recognised during the year	224.78	153.85	-23.89	-17.22
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	522.41	365.02	10.34	9.66
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	244.28	206.38	64.67	54.98
Actuarial Gain/ (loss) on Plan Assets	51.92	24.59	1.76	-0.24
Actual Return on Plan Assets	296.20	230.97	66.43	54.74
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2009	1251.36	734.46	7.00	—
Expenses as recognised in profit and loss account	522.41	365.02	10.34	9.66
Liability on account of acquisition of eSBS	—	112.65	—	23.99
Assets on account of acquisition of eSBS	—	34.08	—	-17.79
Dr Paid by Bank	137.08	—	—	—
Employers Contribution	77.50	70.28	—	9.66
Net liability/(Asset) recognised in Balance Sheet	1559.19	1107.77	17.34	6.20

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2010 are as follows:

Category of Assets	Pension Fund % of Plan Assets	Gratuity Fund % of Plan Assets
Central Govt. Securities	19.87	51.68
State Govt. Securities	0	0
Public Sector Bonds	0	0
Corporate Bonds	16.10	44.85
FDR / TDR with Bank	0	0
Bank Deposits	0	0
Others	64.03	3.47
Total	**100.00**	**100.00**

Principal actuarial assumptions:

Particulars	Pension Plans		Gratuity Plans	
	Current Year	Previous Year	Current Year	Previous Year
Discount Rate	8.50%	8.00%	8.00%	7.85%
Expected Rate of return on Plan Asset	8.00%	8.00%	8.00%	8.00%
Salary Escalation	5.00%	5.00%	5.00%	5.00%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in very long term, consistent high salary growth rates are not possible, which has been relied upon by the auditors.

ii. Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) issued by the Institute of the Chartered Accountants of India, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan since the Bank has to meet the specified minimum rate of return. As at the year-end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 78.30 million (Previous Year US $ 66.55 million) is recognised as an expense towards the Provident Fund scheme of the Bank included under the head "Payments to and provisions for employees" in Profit and Loss Account.

iii. Other Long term Employee Benefits

Amount of US $ 33.68 million (Previous Year write back of an amount of US $ 9.67 million) is provided towards Long Term Employee Benefits and is included under the head "Payments to and Provisions for Employees" in Profit and Loss Account.

Details of Provisions made for various long Term Employee Benefits during the year:

Sr. No.	Long Term Employees' Benefits	Current Year	Prevous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	23.95	-6.62
2	Leave Travel and Home Travel Concession (Encashment/Availment)	6.49	-0.16
3	Sick Leave	2.86	-3.36
4	Silver Jubilee Award	0.55	-1.25
5	Resettlement Expenses on Superannuation	-1.78	0.50
6	Casual Leave	1.13	1.14
7	Retirement Award	0.48	0.08
	Total	33.68	-9.67

The Bank has accounted for US $ 22.27 million for contribution to be made as initial corpus to a Trust to be formed in 2010-2011 under a welfare scheme to be applicable from 2010-2011 in respect of incentive scheme subject to ceiling prescribed for meritorious children pursuing specified professional courses at elite institutes in India pending detailed assessment and computation to be carried out actuarially in 2010-11.

c) Segment Reporting

1. Segment identification

A) Primary (Business Segment)

The following are the primary segments of the Bank :

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal, organisational and management reporting structure and the nature of their risk and returns, the data on the primary segments have been computed as under:

a) **Treasury** - The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking** - The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non-treasury operations of foreign offices.

c) **Retail Banking** - The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes Personal Banking activities including lending activities to corporate customers having banking relations with branches in the National Banking Group. This segment also includes agency business and ATMs.

d) **Other Banking business** – Segments not classified under (a) to (c) above are classified under this primary segment.

B) Secondary (Geographical Segment)

i) Domestic Operations - Branches/Offices having operations in India

ii) Foreign Operations - Branches/Offices having operations outside India and offshore Banking units having operations in India

C) Pricing of Inter-segmental transfers

The Retail Banking segment is the primary resource mobilising unit. The Corporate/Wholesale Banking and Treasury segments are recipient of funds from Retail Banking. Market related Funds Transfer Pricing (MRFTP) is followed under which a separate unit called Funding Centre has been created. The Funding Centre notionally buys funds that the business units raise in the form of deposits or borrowings and notionally sell funds to business units engaged in creating assets.

D) Allocation of Expenses, Assets and liabilities

Expenses incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ratio of directly attributable expenses.

The Bank has certain common assets and liabilities, which cannot be attributed to any segment, and the same are treated as unallocated.

2) **Segment Information**

Part A : Primary (Business segments)

Business Segments	Treasury	Corporate/Wholesale Banking	Retail Banking	Other Banking Operations	Elimination	Total
Revenue #	4912.00 (3911.45)	5834.36 (4779.46)	8275.78 (6387.80)			19022.14 (15078.71)
Unallocated Revenue #						123.09
Result #	1039.20 (738.30)	1059.10 (999.82)	1445.71 (1424.07)			3544.01 (3162.19)
Unallocated Income (+) / Expenses(-) - net #						- 442.43 (- 366.32)
Operating Profit #						3101.58 (2795.87)
Tax #						1060.14 (997.52)
Extraordinary Profit #						—
Net Profit #						2041.44 (1798.35)
Other Information :						
Segment Assets *	69575.86 (62958.62)	68033.22 (51117.82)	95476.83 (74920.76)			233085.91 (188997.20)
Unallocated Assets *						1527.39 (1151.08)
Total Assets *						234613.30 (190148.28)
Segment Liabilities *	36970.81 (37599.34)	65634.04 (49431.70)	109563.35 (84843.99)			212168.20 (171875.03)
Unallocated Liabilities *						7757.09 (6848.23)
Total Liabilities *						219925.29 (178723.26)

(Figures in brackets are for Previous Year)

Part B : Secondary (Geographic Segments)

	Domestic		Foreign		Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Revenue #	18094.55	14109.49	1050.68	969.22	19145.23	15078.71
Assets *	207160.45	168798.81	27452.85	21349.47	234613.30	190148.28

* As at 31st March 2010 # For the year ended 31st March 2010

d) **Related Party Disclosures**

1. **Related Parties**

A. **SUBSIDIARIES**

i. **DOMESTIC BANKING SUBSIDIARIES**

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Travancore
7. SBI Commercial and International Bank Ltd.

ii. **FOREIGN BANKING SUBSIDIARIES**

1. SBI (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Commercial Bank of India LLC, Moscow (##)
5. PT Bank SBI Indonesia
6. Nepal SBI Bank Ltd.

iii. **DOMESTIC NON-BANKING SUBSIDIARIES**

1. SBI Capital Markets Limited
2. SBI DFHI Limited
3. SBI Mutual Funds Trustee Company Pvt. Ltd
4. SBI CAP Securities Ltd.
5. SBI CAPS Ventures Ltd.
6. SBI CAP Trustees Co. Ltd.
7. SBI Cards & Payment Services Pvt. Ltd. (##)
8. SBI Funds Management Pvt. Ltd. (##)
9. SBI Life Insurance Company Ltd. (##)
10. SBI Pension Fund Private Limited
11. SBI Custodial Services Private Limited (##)
12. SBI Global Factors Ltd.
13. SBI General Insurance Company Ltd (##)
14. SBI Payment Services Pvt Ltd

iv. **FOREIGN NON-BANKING SUBSIDIARIES**

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Private Ltd.(##)

These entities are jointly controlled.

B. JOINTLY CONTROLLED ENTITIES

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.
3. Macquarie SBI Infrastructure Management Pte. Ltd.
4. Macquarie SBI Infrastructure Trustees Ltd.
5. SBI Macquarie Infrastructure Management Pvt Ltd.
6. SBI Macquarie Infrastructure Trustees Pvt Ltd.

C. ASSOCIATES

i. Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhattisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Gramin Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Gramin Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii. Others

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Bank of Bhutan
4. UTI Asset Management Company Pvt. Ltd. (upto 19.01.2010)
5. S. S. Ventures Services Ltd.
6. Nepal SBI Bank Ltd (upto 13.06.2009)*

* Became subsidiary of SBI w.e.f. 14.06.2009

D. Key Management Personnel of the Bank

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director

2. Parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties, which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of Banker-Customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are as under:

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Macquarie SBI Infrastructure Management Pte. Ltd.
4. Macquarie SBI Infrastructure Trustees Ltd.
5. SBI Macquarie Infrastructure Management Pvt Ltd.
6. SBI Macquarie Infrastructure Trustees Pvt Ltd.
7. Bank of Bhutan
8. Nepal SBI Bank Ltd (upto 13.06.2009)
9. SBI Home Finance Ltd.
10. S. S. Ventures Services Ltd
11. Shri O. P. Bhatt, Chairman
12. Shri S. K. Bhattacharyya, Managing Director
13. Shri R. Sridharan, Managing Director

3. Transactions and Balances :

Particulars	Associates/ Joint Ventures	Key Management Personnel	Total
Deposits #	25.13 (17.95)	0.00 (0.00)	25.13 (17.95)
Other Liabilities #	0.00 (0.01)	0.00 (0.00)	0.00 (0.01)
Investments #	5.54 (3.89)	0.00 (0.00)	5.54 (3.89)
Advances #	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Interest received*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Interest paid*	0.89 (0.53)	0.00 (0.00)	0.89 (0.53)
Income earned by way of dividend*	0.64 (0.37)	0.00 (0.00)	0.64 (0.37)
Other Income*	0.00 (0.01)	0.00 (0.00)	0.00 (0.01)
expenditure*	0.00 (0.00)	0.00 (0.00)	0.00 (0.00)
Management contracts *	0.00 (0.00)	0.14 (0.07)	0.14 (0.07)

(Figures in brackets are for Previous Year)

\# As at 31st March 2010

* For the year ended 31st March 2010

e) **Lease:**

i) Financial Leases: The details are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Gross investment in the leases	—	7.31
Present value of minimum lease payments receivable		
Less than 1 year	—	1.28
1 to 5 years	—	—
5 years and above	—	—
Total	—	1.28
Present value of unearned finance income	—	0.06

ii) **Operating Lease***

A. Premises taken on Operating Lease are given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Not later than 1 year	7.37	5.99
Later than 1 year and not later than 5 years	15.53	19.83
Later than 5 years	4.34	4.61
Total	27.24	
Amount of lease payments recognised in the P&L Account for the year.	7.85	75.93

B. Premises given on Operating Lease are given below :

Particulars	As at 31-Mar-2010
Original Cost of Such Premises	0.12
Proportionate accumulated depreciation of such premises upto 31.03.2010	0.04
Depreciation of such premises for the year ended 31.03.2010	0.01
Not later than 1 year	—
Later than 1 year and not later than 5 years	0.01
Later than 5 years	—

Operating leases primarily comprise office premises and staff residences, which are renewable at the option of the Bank.

* In respect of Non-Cancellable leases only.

No contingent rents have been recognised in the Profit & Loss Account.

f) **Earnings per Share**

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average number of equity shares used in computing basic earning per share	63,48,80,626	63,44,13,120
Weighted average number of shares used in computing diluted earning per share	63,48,80,626	63,44,13,120
Net profit	2041.44	1798.35
Basic earnings per share (US $)	3.22	2.83
Diluted earnings per share (US $)	3.22	2.83
Nominal value per share (US $)	0.22	0.20

g) **Accounting for Taxes on Income**

i. During the year, US $ 313.53 million [Previous Year US $ 208.02 million] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii. The Bank has outstanding net deferred tax asset of US $ 559.49 million (Previous Year- US $ 202.46 million), which has been included in other assets-others and other liabilities-others respectively. The breakup of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Deferred Tax Assets		
Provision for wage revision	344.29	133.29
Provision for long term employee Benefits	258.04	135.89
Ex-gratia paid under Exit option	11.48	19.42
Others	40.47	34.30
Net DTAs on account of FOs	26.11	*
Total	680.39	322.90
Deferred Tax Liabilities		
Depreciation on Fixed Assets	5.23	22.69
Interest on securities	115.68	97.75
Total	**120.91**	**120.44**
Net Deferred Tax Assets/(Liabilities)	**559.48**	**202.46**

* Net DTA of Foreign Offices as on 31.03.2009 was US $ 20.32 million

h) **Investments in jointly controlled entities**

(i) Investments include US $ 4.39 million (Previous Year US $ 3.10 million) representing Bank's interest in the following jointly controlled entities

Sr. No.	Name of the Company	Amount	Country of Residence	Holding %
1	GE Capital Business Process Management Services Pvt. Ltd.	2.41 (2.13)	India	40%
2	C - Edge Technologies Ltd.	1.09 (0.97)	India	49%
3	Maquarie SBI Infra Management Pte. Limited	0.45 (—)	Singapore	45%
4	SBI Macquarie Infra Management (P) Limited	0.42 (—)	India	45%
5	SBI Macquarie Infra Trustee (P) Limited*	0.01 (—)	India	100%
6	Macquarie SBI Infra Trustee Limited #	0.02 (—)	Bermuda	45%

* JV Partner is expected to be inducted in the next quarter.

Indirect holding through Maquarie SBI Infra Management Pte. Limited

(Figures in brackets relate to previous year)

As required by AS 27, the aggregate amount of the assets, liabilities, income, expenses, contingent liabilities and commitments related to the Bank's interests in jointly controlled entities are disclosed as under:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Liabilities		
Capital & Reserves	17.80	13.74
Deposits	—	—
Borrowings	0.09	0.05
Other Liabilities & Provisions	14.01	5.65
Total	**31.90**	**19.44**
Assets		
Cash and Balances with RBI	0.01	—
Balances with Banks and money at call and short notice	6.41	4.23
Investments	0.36	0.69
Advances	—	—
Fixed Assets	2.21	2.08
Other Assets	22.91	12.44
Total	**31.90**	**19.44**
Capital Commitments	—	—
Other Contingent Liabilities	—	—

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Income		
Interest earned	0.80	—
Other income	17.48	10.15
Total	**18.28**	**10.15**
Expenditure		
Interest expended	—	—
Operating expenses	15.53	8.03
Provisions & contingencies	1.40	0.84
Total	**16.93**	**8.87**
Profit		**1.28**

j) **Impairment of Assets**

In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

k) **Provisions, Contingent Liabilities & Contingent Assets**

a) Break-up of Provisions

Particulars	Current Year	Previous Year
Provision for Taxation		
-Current Tax	1373.41	1177.35
-Fringe Benefit Tax	—	28.00
-Deferred Tax	-313.53	-208.02
-Other Tax	0.26	0.20
Provision for Depreciation on Investments	-220.04	139.42
Provision on Non-Performing Assets	1029.47	487.96
Provision on Restructured Assets	117.04	—
Provision for Agricultural Debt Waiver & Relief Scheme	—	27.60
Provision on Standard Assets	17.83	46.30
Provision for Other Assets	34.50	35.02
Total	**2038.94**	**1733.83**

b) Floating Provisions

Particulars	Current Year	Previous Year
Opening Balance	Nil	Nil
Addition during the year	Nil	Nil
Draw down during the year	Nil	Nil
Closing Balance	Nil	Nil

c) **Description of Contingent Liabilities and Contingent Assets**

Sr. No.	Particulars	Brief Description
1	Claims against the Bank not acknowledged as debts	The Bank is a party to various proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-Bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as Contingent Liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial Banking activities, the Bank issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Bank. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Bank is contingently liable.	The Bank is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Bank and not provided for. Further, the Bank has made commitments to subscribe to shares in the normal course of business.

d) The Contingent Liabilities mentioned above are dependent upon the outcome of Court/ arbitration/out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against Contingent Liabilities

Particulars	Current Year	Previous Year
Opening balance	19.05	15.27
Additions during the year	17.30	5.22
Reductions during the year	3.35	3.62
Closing balance	33.00	16.87

18.8 **Agricultural Debt Waiver and Debt Relief Scheme 2008**

As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver being US $ 1181.96 million (net of receipts of US $ 762.58 million) and debt relief being US $ 201.18 million (net of receipts of US $ 50.49 million) are treated as part of advances in accordance with the scheme read with circular issued by RBI.

The Central Government has recently extended the last date of payment by "eligible farmers" under Debt Relief Scheme from 31.12.2009 to 30.06.2010. In accordance with the scheme read with circular issued by RBI in this regard the dues amounting to US $ 237.86 million by such 'eligible farmers" (net of recovery of US $ 577.06 million and write off of US $ 63.25 million) as of 31.03.2010 has been classified as Standard Advances under IRAC norms.

18.9 **Amalgamation of State Bank of Indore**

Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The Government of India has accorded sanction to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore.

18.10 **Inter Office Account**

Inter Office Accounts between branches, controlling offices and local head offices and corporate centre establishments have been reconciled up to December 2009. Further, reconciliation is being done on an ongoing basis and no material effect is expected on the profit and loss account of the current year.

18.11 **Pending Wage Agreement Implementation**

The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. The New Agreement has been executed on 27th April 2010 to be effective from 1st November 2007 for workers as well as officers. Pending receipt of detailed circular from IBA regarding revisions after due approval from the Central Government and detailed computations to be carried out by the Bank , a provision of US $ 569.93 million (including US $ 123.62 million for the period from 1.11.2007 to 31.03.2009 on revision of estimated % from 13.25 to 17.50) has been created during the year as against US $ 278.79 million created in the previous year and US $ 143.32 million during 2007-08. The total provision held on account of wage revision as on 31st March 2010 is US $ 1017.72 million (including US $ 4.80 million transferred from eSBS).

18.12 **Provisioning for Gratuity**

The Payment of Gratuity (Amendment) Bill, 2010 has been passed by the Parliament increasing the celing from US $ 7795 to US $ 22272. However pending enactment and subsequent notification by the Central Government about applicability , effective date and the terms thereof and the finalisation of salaries and wage revision as refered in para 18.11 above, the provision for Gratuity has been created actuarially in line with Accounting Policy No. 11-2(i)(c) during the year. The impact arising out of such proposed change is not ascertainable at present.

18.13. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS), consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

18.14. In terms of RBI letter No. DBOD.BP.No. 19264/21.04.018/2009-10 dated 11.05.2010,RBI has permitted to transfer entries in inter branch account outstanding for a period of 10 years i.e. pertaining to the year 1999-2000. Accordingly, a net credit of US $ 13.40 million has been transferred to Profit and Loss account . An amount of US $ 6.57 million (net of taxes and Statutory Reserves) has therefore been transferred to General Reserve.

18.15. During the year the Bank has contributed US $ 20.49 million to SBI Retired Employees' Medical Benefit Trust.

18.16. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification. In cases where disclosures have been made for the first time in terms of RBI guidelines /Accounting Standards, previous year's figures have not been mentioned.

STATE BANK OF INDIA
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2010

(000s omitted)

		Year ended 31.3.2010 (Current Year)		Year ended 31.3.2009 (Previous Year)	
		US $	US $	US $	US $
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		(402,002)		5,812,249
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		(392,321)		(325,696)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		(748,256)		1,005,005
	NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,542,579)		6,491,558
D.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**		23,252,516		13,301,722
E.	**CASH RECEIVED FROM ACQUISTION OF e-SBS**				385,276
F.	**EFFECT OF FOREIGN EXCHANGE RATE CHANGES**		(288,146)		405,789
G.	**CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**		21,421,791		20,584,345
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before Taxes	3,101,580		2,795,868	
	Adjustment for :				
	Depreciation charges	207,720		150,462	
	(Profit)/ Loss on sale of fixed assets including leased assets	2,329		(582)	
	(Profit)/ Loss on sale of investments	(471,446)		506,169	
	(Profit)/ Loss on revalution of investments	0		(111)	
	Provision for NPAs	1,146,515		487,965	
	Provision on Standard Assets (includes Provision for Agriculture Relief Scheme)	17,830		73,899	
	Depreciation on Investments	(215,723)		139,427	
	Goodwill e-SBS Written Off	0		129	
	Provision on other assets	19,278		9,900	
	Other Provisions	10,901		25,122	
	Dividends from Subsidiaires (Investing Activities)	(127,724)		(80,758)	
	Interest paid on SBI Bonds (Financing Activity)	565,406		374,690	
		4,256,666		4,482,180	
	Less: Direct Taxes	(1,540,060)		(1,435,226)	
	SUB TOTAL		2,716,606		3,046,954

(000s omitted)

	Year ended 31.3.2010 (Current Year)		Year ended 31.3.2009 (Previous Year)	
	US $	US $	US $	US $
Adjustment for:				
Increase/(Decrease) in Deposits		13,818,062		37,253,108
Increase/(Decrease) in Borrowings		3,856,918		(250,501)
(Increase)/Decrease in Investments		(1,321,581)		(16,340,909)
(Increase)/Decrease in Advances		(21,059,867)		(22,827,734)
Increase/(Decrease) in Other Liabilities & Provisions		543,457		3,084,542
(Increase)/Decrease in Other Assets		1,044,403		1,846,789
NET CASH PROVIDED BY OPERATING ACTIVITIES		(402,002)		5,812,249
B. CASH FLOW FROM INVESTING ACTIVITIES				
(Increase)/Decrease in Investments in Sub/JVs	(181,921)		(182,110)	
Income earned on such Investments	127,724		80,758	
(Increase)/Decrease in Fixed Assets	(338,124)		(224,344)	
NET CASH FLOW FROM INVESTING ACTIVITIES		(392,321)		(325,696)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Share Capital	1		672	
Share Premium	85		110,205	
Issue of Subordinated Debts	445434		—	
Issue of Subordinated Bonds			1,577,287	
Redemption of Subordinated Bonds			(6,396)	
Interest Paid on Bonds	(565,406)		(374,690)	
Dividends Paid including tax thereon	(628,370)		(302,073)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		(748,256)		1,005,005

(000s omitted)

	Year ended 31.3.2010 (Current Year)		Year ended 31.3.2009 (Previous Year)	
	US $	US $	US $	US $
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	956,685		634,919	
Balances with Reserve Bank of India	11,414,400		9,525,691	
Balances with Banks and Money at Call and Short Notice	10,881,431		3,141,112	
TOTAL		23,252,516		13,301,722
E. CASH AND CASH EQUIVALENTS RECEIVED ON ACCOUNT OF ACQUISITION OF STATE BANK OF SAURASHTRA				
Cash in hand (including foreign currency notes and gold)	—		19,869	
Balances with Reserve Bank of India	—		346,323	
Balances with Banks and Money at Call and Short Notice	—		19,084	
TOTAL		—		385,276
F. EXCHANGE FLUCTUATION CASH FLOW				
Revaluation of Subordinated Bonds	(81,044)		130,619	
Foreign Currency Translation Reserve	(207,102)		275,170	
TOTAL		(288,146)		405,789
G. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
Cash in hand (including foreign currency notes and gold)	1,523,611		846,908	
Balances with Reserve Bank of India	12,126,916		10,104,625	
Balances with Banks and Money at Call and Short Notice	7,771,264		9,632,812	
TOTAL		21,421,791		20,584,345

Balance Sheet Profit & Loss Account and Cash Flow Statement of State Bank Group in U.S. Dollars

Exchange Rates used for Conversion:
1 US $ = Rs.44.9000 as on March 31, 2010
1 US $ = Rs.50.7200 as on March 31, 2009

STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS ON 31ST MARCH 2010

(000s omitted)

CAPITAL AND LIABILITIES	Schedule No.	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
		US $	US $
Capital	1	141,399	125,174
Reserves & Surplus	2	18,374,320	14,147,380
Minority Interest	2A	586,030	439,328
Deposits	3	248,655,805	199,524,512
Borrowings	4	27,188,101	20,752,651
Other Liabilities and Provisions	5	28,026,275	22,271,550
	TOTAL	**322,971,930**	**257,260,595**

ASSETS	Schedule No.	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
		US $	US $
Cash and Balances with Reserve Bank of India	6	18,306,366	14,621,661
Balances with banks and money at call and short notice	7	8,831,496	10,075,045
Investments	8	89,700,252	73,389,481
Advances	9	193,652,927	147,942,111
Fixed Assets	10	1,339,397	1,029,865
Other Assets	11	11,141,492	10,202,432
	TOTAL	**322,971,930**	**257,260,595**
Contingent Liabilities	12	155,299,581	169,693,628
Bills for Collection		12,581,610	9,845,890
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 1 — CAPITAL

(000s omitted)

	As on 31.3.2010 (Current year)	As on 31.3.2009 (Previous year)
	US $	US $
Authorised Capital - 100,00,00,000 equity shares of US $ 0.22 each	222,717	197,161
Issued Capital - 63,49,68,500 (Previous Year 63,49,68,500) Equity Shares of US $ 0.22 each	141,418	125,191
Subscribed and Paid up Capital - 63,48,82,644 (previous year 63,48,80,222) equity shares of US $ 0.22 each [includes 2,24,86,090 (2,71,28,722 as on 31.3.09) equity shares represented by 1,12,43,045 (1,35,64,361 as on 31.03.09) Global Depository Receipts	141,399	125,174
TOTAL	**141,399**	**125,174**

SCHEDULE 2 — RESERVES & SURPLUS

(000s omitted)

	As on 31.3.2010 (Current Year)		As on 31.3.2009 (Previous Year)	
	US $	US $	US $	US $
I. Statutory Reserves				
Opening Balance	8,080,515		5,970,490	
Additions during the year	1,604,319		1,182,805	
Deductions during the year	9,276		—	
		9,675,558		7,153,295
II. Capital Reserves #				
Opening Balance	407,700		158,952	
Additions during the year	44,020		201,965	
Deductions during the year	—		—	
		451,720		360,917
III. Share Premium				
Opening Balance	4,600,874		3,962,730	
Additions during the year	85		110,444	
Deductions during the year	—		239	
		4,600,959		4,072,935
IV. Forex Translation Reserve				
Opening Balance	389,239		42,726	
Additions during the year	—		301,850	
Deductions during the year	219,200		—	
		170,039		344,576

includes Capital Reserve on consolidation US $ 36.54 million (Previous Year US $ 32.35 million)

SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000s omitted)

	As on 31.3.2010 (Current Year)		As on 31.3.2009 (Previous Year)	
	US $	US $	US $	US $
V. Revenue and Other Reserves				
Opening Balance	2,454,748		1,784,461	
Additions during the year##	1,013,724		393,399	
Deductions during the year	5,475	3,462,997	4,789	2,173,071
VI. Balance in Profit and Loss Account		13,047		42,586
TOTAL		**18,374,320**		**14,147,380**

net of consolidation adjustments

SCHEDULE 2A — MINORITY INTEREST

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
Share Capital	196,415	144,496
Reserves & Surplus	389,615	294,832
TOTAL	**586,030**	**439,328**

SCHEDULE 3 — DEPOSITS

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
A. I. Demand Deposits		
(i) From Banks	2,364,440	2,481,580
(ii) From Others	29,944,089	23,558,335
II. Savings Bank Deposits	73,753,365	50,672,025
III. Term Deposits		
(i) From Banks	4,140,939	2,484,316
(ii) From Others	138,452,972	120,328,256
TOTAL	**248,655,805**	**199,524,512**
B. (i) Deposits of Branches in India	237,328,427	191,651,860
(ii) Deposits of Branches outside India	11,327,378	7,872,652
TOTAL	**248,655,805**	**199,524,512**

SCHEDULE 4 — BORROWINGS

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. Borrowings in India		
(i) Reserve Bank of India	—	138,013
(ii) Other Banks	2,229,670	587,459
(iii) Other Institutions and Agencies	1,077,053	1,774,595
(iv) Innovative Perpetual Debt Instruments (IPDI) .	822,940	231,694
(v) Subordinated Debts & Bonds	8,310,313	7,161,041
(vi) Redeemable Cumulative Preference Shares	2,227	1,972
II. Borrowings outside India		
(i) Borrowing and Refinance outside India .	14,120,963	10,232,907
(ii) Innovative Perpetual Debt Instuments (IPDI)	624,935	624,970
TOTAL (I and II)	**27,188,101**	**20,752,651**
Secured Borrowings included in I & II above	**1,572,822**	**880,878**

SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. Bills payable	5,869,568	4,752,567
II. Inter-Office adjustments (net)	2,635,083	1,152,957
III. Interest accrued	2,109,448	1,998,406
IV. Deferred Tax Liabilities (net)	33	17
V. Others (including provisions)	17,412,143	14,367,603
TOTAL	**28,026,275**	**22,271,550**

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. Cash in hand (including foreign currency notes and gold)	1,928,112	1,076,990
II. Balances with Reserve Bank of India		
(i) In Current Account	16,377,693	13,544,176
(ii) In Other Accounts	561	495
TOTAL	**18,306,366**	**14,621,661**

SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. In India		
(i) Balances with banks		
(a) In Current Account	327,770	206,811
(b) In Other Deposit Accounts	2,720,603	2,274,471
(ii) Money at call and short notice		
(a) With banks	16,793	2,591,909
(b) With Other Institutions	445,147	—
TOTAL	**3,510,313**	**5,073,191**
II. Outside India		
(i) In Current Account	3,911,376	2,881,566
(ii) In Other Deposit Accounts	211,494	347,052
(iii) Money at call and short notice	1,198,313	1,773,236
TOTAL	**5,321,183**	**5,001,854**
GRAND TOTAL (I and II)	**8,831,496**	**10,075,045**

SCHEDULE 8 — INVESTMENTS

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. Investments in India in		
(i) Government Securities	70,176,421	60,010,240
(ii) Other Approved Securities	637,029	653,824
(iii) Shares	4,469,805	2,042,076
(iv) Debentures and Bonds	5,439,561	3,841,745
(v) Subsidiaries/Joint Ventures	—	—
(vi) Associates	179,070	217,724
(vii) Others (Units, etc.)	6,847,005	5,243,975
TOTAL	**87,748,891**	**72,009,584**
II. Investments outside India in		
(i) Government Securities (including local authorities)	731,278	420,313
(ii) Subsidiaries/Joint Ventures abroad	—	—
(iii) Associates	9,102	14,580
(iv) Other Investments (Shares, Debentures, etc.)	1,210,981	945,004
TOTAL	**1,951,361**	**1,379,897**
GRAND TOTAL (I and II)	**89,700,252**	**73,389,481**
III. Investments in India in		
(i) Gross Value of Investments	88,425,851	72,444,350
(ii) Aggregate of Provisions for Depreciation	676,960	434,766
(iii) Net Investments (vide I above)	**87,748,891**	**72,009,584**
IV. Investments outside India in		
(i) Gross Value of Investments	1,995,999	1,445,818
(ii) Aggregate of Provisions for Depreciation	44,638	65,921
(iii) Net Investments (vide II above)	**1,951,361**	**1,379,897**
GRAND TOTAL (III and IV)	**89,700,252**	**73,389,481**

SCHEDULE 9 — ADVANCES

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
A. (I) Bills purchased and discounted	12,291,034	11,666,980
(II) Cash Credits, Overdrafts and Loans repayable on demand	80,448,734	59,217,947
(III) Term loans	100,913,159	77,057,184
TOTAL	**193,652,927**	**147,942,111**
B. (I) Secured by tangible assets (includes advances against Book Debts)	134,939,392	102,027,569
(II) Covered by Bank / Government Guarantees	20,289,071	16,740,676
(III) Unsecured	38,424,464	29,173,866
TOTAL	**193,652,927**	**147,942,111**
C. (I) Advances in India		
(i) Priority Sector	55,880,890	42,032,167
(ii) Public Sector	14,156,169	8,903,291
(iii) Banks	277,495	267,730
(iv) Others	100,255,111	78,681,367
TOTAL	**170,569,665**	**129,884,555**
(II) Advances outside India		
(i) Due from banks	3,488,062	859,205
(ii) Due from others		
(a) Bills purchased and discounted	5,664,206	5,807,344
(b) Syndicated loans	6,260,508	5,626,420
(c) Others	7,670,486	5,764,587
TOTAL	**23,083,262**	**18,057,556**
GRAND TOTAL (C.I and C.II)	**193,652,927**	**147,942,111**

SCHEDULE 10 — FIXED ASSETS

(000s omitted)

	As on 31.3.2010 (Current Year)		As on 31.3.2009 (Previous Year)	
	US $	US $	US $	US $
I. Premises				
At cost as on 31st March of the preceding year	475,307		398,297	
Additions during the year	30,624		22,762	
Deductions during the year	1,649		292	
Depreciation to date	199,613	304,669	157,725	263,042
II. Other Fixed Assets (including furniture and fixtures)				
At cost as on 31st March of the preceding year	2,413,830		1,878,321	
Additions during the year	428,214		280,268	
Deductions during the year	25,463		21,740	
Depreciation to date	1,890,142	926,439	1,427,560	709,289
III. Leased Assets				
At cost as on 31st March of the preceding year	243,147		217,748	
Additions during the year	—		—	
Deductions during the year	25,713		2,501	
Depreciation to date including provisions	216,327		213,682	
	1,107		1,565	
Less: Lease adjustment and provisions	1,064	43	579	986
IV. Assets under Construction		108,246		56,548
TOTAL		**1,339,397**		**1,029,865**

SCHEDULE 11 — OTHER ASSETS

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
(i) Inter Bank adjustments	1,321	30
(ii) Inter-Office adjustments (net)	397,358	685,255
(iii) Interest accrued	2,371,383	1,885,526
(iv) Tax paid in advance/tax deducted at source	1,315,655	1,085,224
(v) Stationery and stamps	35,192	24,249
(vi) Non-banking assets acquired in satisfaction of claims	4,552	1,998
(vii)Deferred tax asset (net)	764,748	395,917
(viii)Others #	6,251,283	6,124,233
TOTAL	**11,141,492**	**10,202,432**

Includes Goodwill on consolidation US $ 171.16 million (P. Y. US $ 120.30 million)

SCHEDULE 12 — CONTINGENT LIABILITIES

(000s omitted)

	As on 31.3.2010 (Current Year)	As on 31.3.2009 (Previous Year)
	US $	US $
I. Claims against the bank not acknowledged as debts	232,784	503,713
II. Liability for partly paid investments	694	615
III. Liability on account of outstanding forward exchange contracts	78,404,536	77,158,557
IV. Guarantees given on behalf of constituents		
(a) In India	18,076,917	12,196,558
(b) Outside India	8,295,034	5,360,361
V. Acceptances, endorsements and other obligations	31,317,751	24,790,864
VI. Other items for which the banks are contingently liable	18,971,865	49,682,960
TOTAL	**155,299,581**	**169,693,628**
Bills for collection	**12,581,610**	**9,845,890**

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2010

(000s omitted)

	Schedule No.	Year ended 31.3.2010	Year ended 31.3.2009
		US $	US $
I. INCOME			
Interest earned	13	22,289,695	18,073,150
Other Income	14	7,521,402	4,224,386
	TOTAL	**29,811,097**	**22,297,536**
II. EXPENDITURE			
Interest expended	15	14,841,316	12,347,489
Operating expenses	16	9,446,636	5,238,904
Provisions and contingencies		2,847,502	2,508,251
	TOTAL	**27,135,454**	**20,094,644**
III. PROFIT			
Net Profit for the year		2,675,643	2,202,892
Less: Minority Interest		62,317	42,938
Group Profit		2,613,326	2,159,954
Add: Brought forward Profit attributable to the group		48,106	17,299
	TOTAL	**2,661,432**	**2,177,253**
APPROPRIATIONS			
Transfer to Statutory Reserves		1,593,233	1,180,392
Transfer to Other Reserves		559,347	530,220
Dividend		424,198	363,003
Tax on Dividend		71,607	61,052
Balance carried over to Balance Sheet		13,047	42,586
	TOTAL	**2,661,432**	**2,177,253**
Basic earnings per share		US $ 4.12	US $ 3.00
Diluted earnings per share		US $ 4.12	US $ 3.00
Principal Accounting Policies	17		
Notes on Accounts	18		

SCHEDULE 13 — INTEREST EARNED

000s omitted)

		Year ended 31.3.2010	Year ended 31.3.2009
		US $	US $
I.	Interest/discount on advances/bills	16,102,169	13,265,993
II.	Income on investments	5,481,976	4,353,176
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	406,802	336,896
IV.	Others	298,748	117,085
	TOTAL	**22,289,695**	**18,073,150**

SCHEDULE 14 — OTHER INCOME

(000s omitted)

		Year ended 31.3.2010	Year ended 31.3.2009
		US $	US $
I.	Commission, exchange and brokerage	2,641,140	1,916,853
II.	Profit on sale of investments (Net)	1,098,093	346,617
III.	Profit on revaluation of investments (Net)	673,270	(124,064)
IV.	Profit on sale of land, buildings and other assets including leased assets (Net)	(2,215)	(829)
V.	Profit on exchange transactions (Net)	415,726	287,999
VI.	Dividends from Associates in India/abroad	3,360	2,584
VII.	Income from financial Lease	2,320	6,188
VIII.	Credit card membership/service fees	42,559	52,615
IX.	Life Insurance Premium	2,209,442	1,420,029
X.	Share of earnings from associates	47,758	(2,689)
XI.	Miscellaneous Income	389,949	319,083
	TOTAL	**7,521,402**	**4,224,386**

SCHEDULE 15 — INTEREST EXPENDED

(000s omitted)

	Year ended 31.3.2010	Year ended 31.3.2009
	US $	US $
I. Interest on deposits	13,603,700	10,927,145
II. Interest on Reserve Bank of India/Inter-bank borrowings	313,138	614,374
III. Others	924,478	805,970
TOTAL	**14,841,316**	**12,347,489**

SCHEDULE 16 — OPERATING EXPENSES

(000s omitted)

	Year ended 31.3.2010	Year ended 31.3.2009
	US $	US $
I. Payments to and provisions for employees	3,637,208	2,562,538
II. Rent, taxes and lighting	475,758	351,129
III. Printing and stationery	69,712	59,828
IV. Advertisement and publicity	75,218	66,396
V. (a) Depreciation on Leased Assets	944	5,100
(b) Depreciation on Bank's property (Other than Leased Assets)	293,391	177,168
VI. Directors' fees, allowances and expenses	1,805	1,103
VII. Auditors' fees and expenses (including branch auditors)	38,706	31,990
VIII. Law charges	28,909	19,996
IX. Postages, Telegrams, Telephones, etc.	90,989	71,195
X. Repairs and maintenance	92,618	47,223
XI. Insurance	209,502	151,948
XII. Amortization of deferred revenue expenditure	1,537	1,150
XIII. Operating Expenses relating to Credit Card operations	51,649	34,735
XIV. Operating Expenses relating to Life Insurance	3,156,189	914,557
XV. Other expenditure	1,222,501	742,848
TOTAL	**9,446,636**	**5,238,904**

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES:

A. Basis of Preparation:

The accompanying financial statements have been prepared under the historical cost convention as modified for derivatives and foreign currency transactions, as enumerated in Part C below. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise of statutory provisions, guidelines of regulatory authorities, Reserve Bank of India (RBI), Insurance Regulatory and Development Authority, Companies Act 1956, Accounting Standards (AS)/Guidance Notes issued by the Institute of Chartered Accountants of India (ICAI) and the prevalent accounting practices in India.

Use of Estimates

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. Any revision to the accounting estimates is recognised prospectively in the current and future periods.

B. Basis of Consolidation:

1. Consolidated financial statements of the Group **(comprising of 29 subsidiaries, 6 Joint Ventures and 26 Associates)** have been prepared on the basis of:
   a. Audited accounts of State Bank of India (Parent).
   b. Line by line aggregation of each item of asset/liability/ income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances/transactions, unrealised profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per AS 21 "Consolidated Financial Statements" issued by the ICAI.
   c. Consolidation of Joint Ventures – 'Proportionate Consolidation' as per AS 27 "Financial Reporting of Interests in Joint Ventures" of the ICAI.
   d. Accounting for investment in 'Associates' under the 'Equity Method' as per AS 23 "Accounting for Investments in Associates in Consolidated Financial Statements" of the ICAI.
2. The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognised in the financial statements as goodwill / capital reserve.
3. Minority interest in the net assets of the consolidated subsidiaries consists of:
   a. The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and
   b. The minority share of movements in revenue reserves/ loss (equity) since the date the parent-subsidiary relationship came into existence.

C. PRINCIPAL ACCOUNTING POLICIES

1. Revenue recognition

1.1 Income and expenditure are accounted on accrual basis, except otherwise stated below. In respect of foreign entities, income is recognised as per the local laws of the country in which the respective foreign entities are located.

1.2 Interest income is recognised in the Profit and Loss Account as it accrues except (i) income from non-performing assets (NPAs), comprising of advances, leases and investments, which is recognised upon realisation, as per the prudential norms prescribed by the RBI/ respective country regulators (hereafter collectively referred to as Regulatory Authorities), (ii) interest on application money on investments (iii) overdue interest on investments and bills discounted, (iv) Income on Rupee Derivatives designated as "Trading"

1.3 Profit / Loss on sale of investments is credited / debited to Profit and Loss Account (Sale of Investments). Profit on sale of investments in the 'Held to Maturity' category shall be appropriated net of applicable taxes to 'Capital Reserve Account'. Loss on sale will be recognised in the Profit and Loss Account.

1.4 Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease, over the primary lease period. Leases effective from April 1, 2001 are accounted as advances at an amount equal to the net investment in the lease. The lease rentals are apportioned between principal and finance income based on a pattern reflecting a constant periodic return on the net investment outstanding in respect of finance leases. The principal amount is utilized for reduction in balance of net investment in lease and finance income is reported as interest income.

1.5 Income (other than interest) on investments in "Held to Maturity" (HTM) category acquired at a discount to the face value, is recognised as follows :
   i. On Interest bearing securities, it is recognised only at the time of sale/ redemption.
   ii. On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

1.6 Dividend is accounted on an accrual basis where the right to receive the dividend is established.

1.7 All other commission and fee incomes are recognised on their realisation except for (i) Guarantee commission on deferred payment guarantees, which is spread over the period of the guarantee and (ii) Commission on Government Business, which is recognised as it accrues.

1.8 Non-banking entities

Merchant Banking:

a. Issue management and advisory fees are recognised as per the terms of agreement with the client.
b. Fees for private placement are recognised on completion of assignment.
c. Underwriting commission relating to public issues is accounted for on finalisation of allotment of the public issue.
d. Brokerage income relating to public issues/mutual fund/other securities is accounted for based on mobilisation and intimation received from clients/ intermediaries.
e. Brokerage income in relation to stock broking activity is recognized on the trade date of transactions and includes stamp duty and transaction charges.

Asset Management:

a. Management fee is recognised at specific rates agreed with the relevant schemes, applied on the average daily net assets of each scheme (excluding inter-scheme investments, where applicable, and investments made by the company in the respective scheme) and are in conformity with the limits specified under SEBI (Mutual Funds) Regulations, 1996.

b. Portfolio Advisory Service income is recognised on accrual basis as per the terms of the contract.

c. Recovery from guaranteed schemes of deficit earlier recognised as expense is recognised as income in the year of receipt.

d. Scheme Expenses: Expenses of schemes in excess of the stipulated rates are charged to the Profit and Loss Account.

e. Recovery, if any, on realisation of devolved investments of schemes acquired by the company in terms of right of subrogation is accounted on the basis of receipts.

Credit Card Operations:

a. Joining membership fee and first annual fee have been recognised over a period of one year as they more closely reflects the period to which the fee relate to.

b. Interchange income is recognised on accrual basis.

c. All other service fees are recorded at the time of occurrence of the respective transaction.

Factoring:

Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation. Processing charges are accrued upon acceptance of sanction of the factoring /financing limits by the Company.

Life Insurance:

a. Premium (net of service tax) is recognized as income when due from policyholders. Uncollected premium from lapsed policies is not recognised as income until such policies are revived. In respect of linked business, premium income is recognised when the associated units are allotted.

b. Premium ceded on reinsurance is accounted in accordance with the terms of the treaty or in-principle arrangement with the Re-Insurer.

c. Claims by death are accounted when intimated. Intimations upto the end of the year are considered for accounting of such claims. Claims by maturity are accounted on the policy maturity date. Annuity benefits are accounted when due. Surrenders are accounted as and when notified. Claims cost consist of the policy benefit amounts and claims settlement costs, where applicable. Amounts recoverable from re-insurers are accounted for in the same period as the related claims and are reduced from claims.

d. Acquisition costs such as commission; medical fees etc. are costs that are primarily related to the acquisition of new and renewal insurance contracts and are expensed as and when incurred.

e. Liability for life policies: The actuarial liability of all the life insurance policies has been calculated by the appointed actuary as per the guidelines prescribed by the Institute of Actuaries of India.

Pension Fund Operation:

a. Management fees is recognized at specified rates agreed with the relevant schemes calculated as per the Investment Management Agreement (IMA) entered into between the Company and NPS Trustees, on accrual basis. Revenue excludes Service Tax, wherever recovered.

b. Profit/loss on sale of investments is recognized on trade date basis.

Mutual Fund Trustee Operation:

Trusteeship fees / management fees are recognised on an accrual basis in accordance with the respective terms of contract between the Companies.

2. Investments

Investments are accounted for in accordance with the extant regulatory guidelines. The bank follows trade date method for accounting of its investments.

2.1 Classification

Investments are classified into 3 categories, viz. Held to Maturity, Available for Sale and Held for Trading categories (hereafter called categories). Under each of these categories, investments are further classified into the following six groups:

i. Government Securities,

ii. Other Approved Securities,

iii. Shares,

iv. Debentures and Bonds,

v. Subsidiaries/Joint ventures and

vi. Others.

2.2 Basis of classification:

i. Investments that the Bank intends to hold till maturity are classified as Held to Maturity.

ii. Investments that are held principally for resale within 90 days from the date of purchase are classified as Held for Trading.

iii. Investments, which are not classified in the above two categories, are classified as Available for Sale.

iv. An investment is classified as Held to Maturity, Available for Sale or Held for Trading at the time of its purchase and subsequent shifting amongst categories is done in conformity with regulatory guidelines.

2.3 Valuation:

i. In determining the acquisition cost of an investment:

   a. Brokerage/commission received on subscriptions is reduced from the cost.

   b. Brokerage, commission, securities transaction tax, etc. paid in connection with acquisition of investments are expensed upfront and excluded from cost.

   c. Broken period interest paid / received on debt instruments is treated as interest expense/ income and is excluded from the cost/sale consideration.

d. Cost is determined on the weighted average cost method.

e. The transfer of a security amongst the above three categories is accounted for at the least of acquisition cost/book value/ market value on the date of transfer, and the depreciation, if any, on such transfer is fully provided for.

ii. Treasury Bills and Commercial Papers are valued at **carrying cost.**

iii. **Held to Maturity category:** Each scrip under Held to Maturity category is carried at its acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium on acquisition is amortised over the remaining maturity period of the security on constant yield basis. Such amortisation of premium is adjusted against income under the head "interest on investments". A provision is made for diminution, other than temporary. Investments in Regional Rural Banks (RRBs) are valued at equity cost determined in accordance with AS 23 of the ICAI.

iv. **Available for Sale and Held for Trading categories:** Each scrip in the above two categories is revalued at the market price or fair value determined as per Regulatory guidelines, and only the net depreciation of each group for each category is provided for and net appreciation, is ignored. On provision for depreciation, the book value of the individual securities remains unchanged after marking to market.

v. Security receipts issued by an asset reconstruction company (ARC) are valued in accordance with the guidelines applicable to non-SLR instruments. Accordingly, in cases where the security receipts issued by the ARC are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Net Asset Value, obtained from the ARC, is reckoned for valuation of such investments.

vi. Investments are classified as performing and non-performing, based on the guidelines issued by the RBI in case of domestic offices and respective regulators in case of foreign entities. Investments of domestic offices become non performing where:

a. Interest/instalment (including maturity proceeds) is due and remains unpaid for more than 90 days.

b. In the case of equity shares, in the event the investment in the shares of any company is valued at Re. 1 per company on account of the non availability of the latest balance sheet, those equity shares would be reckoned as NPI.

c. If any credit facility availed by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

d. The above would apply mutatis-mutandis to preference shares where the fixed dividend is not paid.

e. The investments in debentures/bonds, which are deemed to be in the nature of advance, are also subjected to NPI norms as applicable to investments.

f. In respect of foreign entities, provisions for non performing investments are made as per the local regulations or as per the norms of RBI, whichever is higher.

vii. The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts, and the entries are reversed on the date of maturity. Costs and revenues are accounted as interest expenditure/ income, as the case may be. Balance in Repo/ Reverse Repo Account is adjusted against the balance in the Investment Account.

viii. Securities purchased / sold under LAF with RBI are debited / credited to Investment Account and reversed on maturity of the transaction. Interest expended / earned thereon is accounted for as expenditure / revenue.

3. Loans /Advances and Provisions thereon

3.1 Loans and Advances are classified as performing and non-performing, based on the guidelines issued by the RBI. Loan assets become non-performing where:

i. In respect of term loan, interest and/or instalment of principal remains overdue for a period of more than 90 days;

ii. In respect of an Overdraft or Cash Credit advance, the account remains "out of order", i.e. if the outstanding balance exceeds the sanctioned limit/ drawing power continuously for a period of 90 days, or if there are no credits continuously for 90 days as on the date of balance-sheet, or if the credits are not adequate to cover the interest due during the same period;

iii. In respect of bills purchased/discounted, the bill remains overdue for a period of more than 90 days;

iv. In respect of agricultural advances for short duration crops, where the instalment of principal or interest remains overdue for 2 crop seasons;

v. In respect of agricultural advances for long duration crops, where the principal or interest remains overdue for one crop season.

3.2 Non-Performing advances are classified into sub-standard, doubtful and loss assets, based on the following criteria stipulated by RBI:

i. Sub-standard: A loan asset that has remained non-performing for a period less than or equal to 12 months.

ii. Doubtful: A loan asset that has remained in the sub-standard category for a period of 12 months.

iii. Loss: A loan asset where loss has been identified but the amount has not been fully written off.

3.3 Provisions are made for NPAs as per the extant guidelines prescribed by the regulatory authorities, subject to minimum provisions as prescribed below by the RBI:

Substandard Assets:	i. A general provision of 10%
	ii. Additional provision of 10% for exposures which are unsecured ab-initio (where realisable value of security is not more than 10 percent ab-initio)
Doubtful Assets:	
– Secured portion:	i. Upto one year – 20%
	ii. One to three years – 30%
	iii. More than three years – 100%
– Unsecured portion	100%
Loss Assets:	100%

3.4 In respect of foreign entities, provisions for non performing advances are made as per the local regulations or as per the norms of RBI, whichever is higher.

3.5 The sale of NPAs is accounted as per guidelines prescribed by the RBI, which requires provisions to be made for any deficit (where sale price is lower than the net book value), while surplus (where sale price is higher than the net book value) is ignored. Net book value is outstanding as reduced by specific provisions held and ECGC claims received.

3.6 Advances are net of specific loan loss provisions, unrealised interest, ECGC claims received and bills rediscounted.

3.7 For restructured/rescheduled assets, provisions are made in accordance with the guidelines issued by RBI, which requires that the present value of future interest due as per the original loan agreement, compared with the present value of the interest expected to be earned under the restructuring package, be provided in addition to provision for NPAs. The provision for interest sacrifice arising out of the above, is reduced from advances.

3.8 In the case of loan accounts classified as NPAs, an account may be reclassified as a performing account if it conforms to the guidelines prescribed by the regulators.

3.9 Amounts recovered against debts written off in earlier years are recognised as revenue.

3.10 Unrealised Interest recognised in the previous year on advances which have become non-performing during the current year, is provided for.

3.11 In addition to the specific provision on NPAs, general provisions are also made for standard assets as per the extant guidelines prescribed by the RBI. The provisions on standard assets are not reckoned for arriving at net NPAs. These provisions are reflected in Schedule 5 of the balance sheet under the head "Other Liabilities & Provisions – Others."

4. Floating Provision

In accordance with the Reserve Bank of India guidelines, the bank has an approved policy for creation and utilisation of floating provisions separately for advances, investments and general purpose. The quantum of floating provisions to be created would be assessed at the end of each financial year. The floating provisions would be utilised only for contingencies under extra ordinary circumstances specified in the policy with prior permission of Reserve Bank of India.

5. Provision for Country Exposure for Banking Entities

In addition to the specific provisions held according to the asset classification status, provisions are held for individual country exposures (other than the home country). Countries are categorised into seven risk categories, namely, insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning made as per extant RBI guidelines. If the country exposure (net) of the bank in respect of each country does not exceed 1% of the total funded assets, no provision is maintained on such country exposures. The provision is reflected in schedule 5 of the balance sheet under the "Other liabilities & Provisions – Others".

6. Derivatives:

6.1 The Bank enters into derivative contracts, such as foreign currency options, interest rate swaps, currency swaps, and cross currency interest rate swaps and forward rate agreements in order to hedge on-balance sheet/off-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of the underlying assets and accounted in accordance with the principles of hedge accounting.

6.2 Derivative contracts classified as hedge are recorded on accrual basis. Hedge contracts are not marked to market unless the underlying Assets / Liabilities are also marked to market.

6.3 Except as mentioned above, all other derivative contracts are marked to market as per the generally accepted practices prevalent in the industry. In respect of derivative contracts that are marked to market, changes in the market value are recognised in the profit and loss account in the period of change. Any receivable under derivatives contracts, which remain overdue for more than 90 days, are reversed through profit and loss account.

6.4 Option premium paid or received is recorded in profit and loss account at the expiry of the option. The Balance in the premium received on options sold and premium paid on options bought have been considered to arrive at Mark to Market value for forex Over the Counter options.

6.5 Exchange Traded Foreign Exchange and Interest Rate Futures entered into for trading purposes are valued at prevailing market rates based on quoted and observable market prices and the resultant gains and losses are recognized in the Profit and Loss Account.

7. Fixed Assets and Depreciation

7.1 Fixed assets are carried at cost less accumulated depreciation.

7.2 Cost includes cost of purchase and all expenditure such as site preparation, installation costs and professional fees incurred on the asset before it is put to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefits from such assets or their functioning capability.

7.3 The rates of depreciation and method of charging depreciation in respect of domestic operations are as under:

Sr. No.	Description of fixed assets	Method of charging depreciation	Depreciation/ amortisation rate
1	Computers & ATM	Straight Line Method	33.33% every year
2	Computer software forming an integral part of hardware	Written Down Value Method	60%
3	Computer Software which does not form an integral part of hardware	Straight Line Method	100%, in the year of acquisition
4	Assets given on financial lease upto 31st March 2001	Straight Line Method	At the rate prescribed under Companies Act 1956
5	Other fixed assets	Written down value method	At the rate prescribed under Income-tax Rules 1962

7.4 In respect of assets acquired for domestic operations during the year, depreciation is charged for half an year in respect of assets used for upto 182 days and for the full year in respect of assets used for more than 182 days, except depreciation on computers and software, which is charged for the full year irrespective of the period for which the asset was put to use.

7.5 Items costing less than US $ 22.27 each are charged off in the year of purchase.

7.6 In respect of leasehold premises, the lease premium, if any, is amortised over the period of lease and the lease rent is charged in the respective year.

7.7 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease is disclosed as Leased Assets under fixed assets, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account.

7.8 In respect of fixed assets held at foreign branches/ subsidiaries/associates, depreciation is provided as per the regulations /norms of the respective countries.

8. Leases

The asset classification and provisioning norms applicable to advances, as laid down in Para 3 above, are applied to financial leases also.

9. Impairment of Assets

Fixed Assets are reviewed for impairment whenever events or changes in circumstances warrant that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Effect of changes in the foreign exchange rate

10.1 Foreign Currency Transactions

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Foreign currency monetary items are reported using the Foreign Exchange Dealers Association of India (FEDAI) closing spot/forward rates.

iii. Foreign currency non-monetary items, which are carried in terms at historical cost, are reported using the exchange rate at the date of the transaction.

iv. Contingent liabilities denominated in foreign currency are reported using the FEDAI closing spot rates.

v. Outstanding foreign exchange spot and forward contracts held for trading are revalued at the exchange rates notified by FEDAI for specified maturities, and the resulting profit or loss is included in the Profit or Loss account.

vi. Foreign exchange forward contracts which are not intended for trading and are outstanding at the balance sheet date, are valued at the closing spot rate. The premium or discount arising at the inception of such a forward exchange contract is amortised as expense or income over the life of the contract.

vii. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

viii. Gains / Losses on account of changes in exchange rates of open position in currency futures trades are settled with the exchange clearing house on daily basis and such gains / losses are recognised in the profit and loss account.

10.2 Foreign Operations

Foreign entities of the Bank and Offshore Banking Units have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

a. Non-integral Operations:

i. Both monetary and non-monetary foreign currency assets and liabilities including contingent liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date.

ii. Income and expenditure of non-integral foreign operations are translated at quarterly average closing rates.

iii. Exchange differences arising on net investment in non-integral foreign operations are accumulated in Foreign Currency Translation Reserve until the disposal of the net investment.

iv. The Assets and Liabilities of foreign offices/ subsidiaries /joint ventures in foreign currency (other than local currency of the foreign offices/ subsidiaries/joint ventures) are translated into local currency using spot rates applicable to that country.

b. Integral Operations:

i. Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

ii. Monetary foreign currency assets and liabilities of integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profit/loss is included in the profit and loss account.

iii. Foreign currency non-monetary items which are carried in terms of historical cost are reported using the exchange rate at the date of the transaction.

11. Employee Benefits:

11.1 Short Term Employee Benefits:

The undiscounted amount of short-term employee benefits, such as medical benefits, casual leave etc. which are expected to be paid in exchange for the services rendered by employees are recognised during the period when the employee renders the service.

11.2 Post Employment Benefits:

i. Defined Benefit Plan

a. The group entities operate separate Provident Fund schemes. All eligible employees are entitled to receive benefits under the Provident Fund scheme. The group entities contribute monthly at a determined rate. These contributions are remitted to a trust established for this purpose and are charged to Profit and Loss Account. The group entities are liable for annual contributions and interests, which is payable at minimum specified rate of interest. The entities recognise such annual contributions and interest as an expense in the year to which they relate.

b. The group entities operate separate gratuity and pension schemes, which are defined benefit plans.

c. The group entities provide for gratuity to all eligible employees. The benefit is in the form of lump sum payments to vested employees on retirement, on death while in employment, or on termination of employment, for an amount equivalent to 15 days basic salary payable for each completed year of service, subject to a ceiling in terms of service rules. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees based on an independent external actuarial valuation carried out annually.

d. Some group entities provide for pension to all eligible employees. The benefit is in the form of monthly payments as per rules and regular payments to vested employees on retirement, on death while in employment, or on termination of employment. Vesting occurs at different stages as per rules. The entities make annual contributions to funds administered by trustees based on an independent external actuarial valuation carried out annually.

e. The cost of providing defined benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains/losses are immediately recognised in the statement of profit and loss and are not deferred.

ii. Other Long Term Employee benefits:

a. All eligible employees of the group are eligible for compensated absences, silver jubilee award, leave travel concession, retirement award and resettlement allowance. The costs of such long term employee benefits are internally funded by the Bank.

b. The cost of providing other long term benefits is determined using the projected unit credit method with actuarial valuations being carried out at each balance sheet date. Past service cost is immediately recognised in the statement of profit and loss and is not deferred.

12. Provision for Taxation

12.1 Income tax expense is the aggregate amount of current tax, deferred tax and fringe benefit tax charge. Current year taxes are determined in accordance with the provisions of AS 22 "Accounting for taxes on income" and tax laws prevailing in India after taking into account taxes of foreign subsidiaries, which are based on the tax laws of respective jurisdiction. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

12.2 Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted prior to the balance sheet date. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry

forward losses. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

12.3 Deferred tax assets are recognised and reassessed at each reporting date, based upon management's judgement as to whether realisation is considered certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax assets can be realised against future profits.

12.4 Income tax expenses are the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent and its subsidiaries/joint ventures, as per their applicable laws.

13. Earning per Share

13.1 The Bank reports basic and diluted earnings per share in accordance with AS 20 -'Earnings per Share' issued by the ICAI. Basic earnings per share are computed by dividing the net profit after tax by the weighted average number of equity shares outstanding for the year.

13.2 Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding at year end.

14. Accounting for Provisions, Contingent Liabilities and Contingent Assets

14.1 In conformity with AS 29, "Provisions, Contingent Liabilities and Contingent Assets", issued by the ICAI, the provision is recognised only when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount of the obligation can be made.

14.2 No provision is recognised for

i. any possible obligation that arises from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank; or

ii. any present obligation that arises from past events but is not recognised because

a. it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

b. a reliable estimate of the amount of obligation cannot be made.

Such obligations are recorded as Contingent Liabilities. These are assessed at regular intervals and only that part of the obligation for which an outflow of resources embodying economic benefits is probable, is provided for, except in the extremely rare circumstances where no reliable estimate can be made.

14.3 Contingent Assets are not recognised in the financial statements as this may result in the recognition of income that may never be realised.

15. Cash and cash equivalents

Cash and cash equivalents include cash on hand and in ATM's, and gold in hand, balances with RBI, balances with other banks, and money at call and short notice.

16. Employee Share Purchase Scheme

In accordance with the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by the Securities and Exchange Board of India ("SEBI"), the excess of market price one day prior to the date of issue of the shares over the price at which they are issued is recognised as employee compensation cost.

17. Share Issue Expenses

Share issue expenses are charged to the Share Premium Account.

Schedule 18

NOTES ON ACCOUNTS

(Amount in US $ million)

1. **List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements:**

   1.1 The 29 Subsidiaries, 6 Joint Ventures and 26 Associates (which along with State Bank of India, the parent, constitute the Group), considered in the preparation of the consolidated financial statements, are

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1)	State Bank of Bikaner & Jaipur	India	75.07
2)	State Bank of Hyderabad	India	100.00
3)	State Bank of Indore	India	98.05
4)	State Bank of Mysore	India	92.33
5)	State Bank of Patiala	India	100.00
6)	State Bank of Travancore	India	75.01
7)	SBI Commercial & International Bank Ltd.	India	100.00
8)	SBI Capital Markets Ltd.	India	100.00
9)	SBICAP Securities Ltd.	India	100.00
10)	SBICAP Trustee Company Ltd.	India	100.00
11)	SBICAPS Ventures Ltd.	India	100.00
12)	SBI DFHI Ltd.	India	66.39
13)	SBI Mutual Fund Trustee Company Pvt. Ltd.	India	100.00
14)	SBI Global Factors Ltd.	India	85.35
15)	SBI Pension Funds Pvt. Ltd.	India	96.85
16)	SBI Custodial Services Pvt. Ltd. @	India	65.00
17)	SBI General Insurance Company Ltd. @	India	74.00
18)	SBI Payment Services Pvt. Ltd.	India	100.00
19)	State Bank of India (Canada)	Canada	100.00
20)	State Bank of India (California)	USA	100.00
21)	SBI (Mauritius) Ltd.	Mauritius	93.40
22)	PT Bank SBI Indonesia	Indonesia	76.00
23)	SBICAP (UK) Ltd.	U.K.	100.00
24)	SBI Cards and Payment Services Pvt. Ltd. @	India	60.00
25)	SBI Funds Management Pvt Ltd @	India	63.00
26)	SBI Life Insurance Company Ltd @	India	74.00
27)	Commercial Bank of India Llc @	Russia	60.00
28)	Nepal SBI Bank Ltd.	Nepal	55.02
29)	SBI Funds Management (International) Private Ltd @	Mauritius	63.00

@ These entities are jointly controlled.

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1)	C Edge Technologies Ltd	India	49.00
2)	GE Capital Business Process Management Services Pvt Ltd	India	40.00
3)	SBI Macquarie Infrastructure Management Pvt. Ltd.	India	45.00
4)	SBI Macquarie Infrastructure Trustee Pvt. Ltd*	India	100.00
5)	Macquarie SBI Infrastructure Management Pte. Ltd.	Singapore	45.00
6)	Macquarie SBI Infrastructure Trustee Ltd	Bermuda	45.00

** JV Partner is expected to be inducted in the next quarter.*

C) Associates:

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1)	Andhra Pradesh Grameena Vikas Bank	India	35.00
2)	Arunachal Pradesh Rural Bank	India	35.00
3)	Chhatisgarh Gramin Bank	India	35.00
4)	Ellaquai Dehati Bank	India	35.00
5)	Meghalaya Rural Bank	India	35.00
6)	Krishna Grameena Bank	India	35.00
7)	Langpi Dehangi Rural Bank	India	35.00
8)	Madhya Bharat Gramin Bank	India	35.00
9)	Mizoram Rural Bank	India	35.00
10)	Nagaland Rural Bank	India	35.00
11)	Parvatiya Gramin Bank	India	35.00
12)	Purvanchal Kshetriya Gramin Bank	India	35.00
13)	Samastipur Kshetriya Gramin Bank	India	35.00
14)	Utkal Gramya Bank	India	35.00
15)	Uttaranchal Gramin Bank	India	35.00
16)	Vananchal Gramin Bank	India	35.00
17)	Marwar Ganganagar Bikaner Gramin Bank	India	26.27
18)	Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
19)	Deccan Grameena Bank	India	35.00
20)	Cauvery Kalpatharu Grameena Bank	India	32.32

21) Malwa Gramin Bank	India	35.00
22) Saurashtra Grameena Bank	India	35.00
23) The Clearing Corporation of India Ltd	India	28.99
24) Bank of Bhutan Ltd	Bhutan	20.00
25) S.S. Ventures Services Ltd	India	50.00
26) SBI Home Finance Ltd	India	25.05

1.2 The following changes have taken place in the consolidation process as compared to the previous year 2008-09.

a. SBI's subsidiary, SBI Factors & Commercial Services Pvt. Ltd. is amalgamated with Global Trade Finance Ltd., another subsidiary of SBI and the amalgamated entity's name has been changed to SBI Global Factors Ltd. The Scheme of Merger has been approved by High Court of Bombay w.e.f 1st April 2009, being the appointed date. Consequently, the SBI's stake in SBI Global Factors Ltd. has reduced from a 92.85 % holding (pre-merger) to 83.43 % holding (post-merger).

b. Nepal SBI Bank Ltd, an associate of SBI has become its subsidiary w.e.f 14.06.2009 as SBI has acquired 5% additional stake from Agricultural Development Bank Limited, Nepal (ADBL). Consequent upon this change SBI's stake is increased to 55.02%.

c. UTI Asset Management Company Pvt Ltd is considered as an associate of SBI for the period 01.04.2009 to 19.01.2010 as SBI has divested its 6.50% stake (out of 25%) on 20.01.2010.

d. SBI has acquired 13.84% stake in SBI Capital Markets Limited from Asian Development Bank (ADB). Thus SBI Capital Markets Limited and all its subsidiaries (SBICAP Securities Ltd, SBICAP Trustee Company Ltd, SBICAPS Ventures Ltd, SBICAP (UK) Ltd) have become wholly owned subsidiaries of SBI.

e. The name of PT Bank IndoMonex, a subsidiary of SBI has been changed to PT Bank SBI Indonesia w.e.f. 6th May 2009.

f. The Board of SBI has approved a proposal to acquire 4.69% stake in SBI DFHI Ltd from Asian Development Bank (ADB). However the deal was completed on 5th April 2010.

g. A wholly owned subsidiary, SBI Payment Services Pvt. Ltd was incorporated for carrying on merchant acquiring business. However the company has not commenced business till 31.03.2010.

h. The winding up petition of SBI Home Finance Ltd., an associate of the bank, was filed with the Kolkata High Court on 23rd September 2008. The Hon'ble Court has passed an order on 31st March 2009 giving direction for winding up of the company.

i. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The Government of India has accorded sanction to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore.

1.3 Bank of Bhutan Ltd, an associate of SBI follows accounting year (Gregorian Calendar Year) different from that of the parent. Accordingly, the financial statements of the associate are made as of 31st December 2009.

2. Share Capital:

2.1 During the year, SBI has allotted 2422 equity shares of US $ 0.22 each for cash at a premium of US $ 35.19 per equity share aggregating to US $ 85,767.93 out of 88,278 shares kept in abeyance under Right Issue – 2008. Out of the total subscription of US $ 85,767.93 received, US $ 539.42 was transferred to Share Capital Account and US $ 85,228.51 was transferred to Share Premium Account.

2.2 SBI has kept in abeyance the allotment of 85,856 (Previous Year 88,278) Equity Shares of US $ 0.22 each issued as a part of Rights issue, since they are subject to title disputes or are subjudice.

3. Disclosures as per Accounting Standards:

3.1 Change in Accounting Policy:

SBI has implemented a special home loan scheme for the period December 2008 to June 2009, arising out of which one time insurance premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total insurance premium paid amounting to US $ 33.71 million on account of such scheme is charged off over average loan period of 15 years and accordingly, 1/15th of the premium amount has been charged off during the year.

Consequent to this change, the profit after tax of SBI has gone up by US $ 20.77 million.

3.2 Employees Benefits:

3.2.1 Defined Benefit Plans

The following table sets out the status of the defined benefit Pension Plan and Gratuity Plan as required under AS 15 (Revised 2005):

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Change in the present value of the defined benefit obligation				
Opening defined benefit obligation at 1st April 2009	5347.15	4216.78	1128.74	963.53
Current Service Cost	242.18	223.89	50.28	44.10
Interest Cost	428.17	332.08	88.89	75.05
Actuarial losses (gains)	342.38	211.72	(29.89)	(27.38)
Benefits paid	(343.03)	(250.89)	(67.07)	(56.08)
Closing defined benefit obligation at 31st March 2010	**6016.85**	**4733.58**	**1170.05**	**999.22**
Change in Plan Assets				
Opening fair value of plan assets at 1st April 2009	3867.93	3285.95	1086.94	934.37
Expected Return on Plan assets	315.28	243.06	85.49	72.48
Contributions by employer	367.59	100.27	29.02	8.16
Benefit Paid	(343.03)	(250.89)	(67.97)	(56.08)
Actuarial Gains	101.17	45.70	8.34	3.29
Closing fair value of plan assets at 31st March 2010	**4308.94**	**3424.09**	**1141.82**	**962.22**
Reconciliation of present value of the obligation and fair value of the plan assets				
Present Value of Funded obligation at 31st March 2010	6016.85	4733.58	1170.05	999.22
Fair Value of Plan assets at 31st March 2010	4308.94	3424.09	1141.82	962.22
Deficit/(Surplus)	1707.91	1309.49	28.23	37.00
Unrecognised Past Service Cost	Nil	Nil	Nil	Nil
Net Liability/(Asset)	1707.91	1309.49	28.23	37.00
Amount Recognised in the Balance Sheet				
Liabilities	6016.85	4733.58	1170.05	999.22
Assets	4308.94	3424.09	1141.82	962.22
Net Liability / (Asset) recognised in Balance Sheet	1707.91	1309.49	28.23	37.00
Net Cost recognised in the profit and loss account				
Current Service Cost	242.18	223.89	50.28	44.10
Interest Cost	428.16	332.08	88.89	75.05
Expected return on plan assets	(315.28)	(243.06)	(85.49)	(72.48)
Net actuarial losses (Gain) recognised during the year	241.21	166.02	(38.23)	(30.67)
Total costs of defined benefit plans included in Schedule 16 "Payments to and provisions for employees"	596.27	478.93	15.45	16.00
Reconciliation of expected return and actual return on Plan Assets				
Expected Return on Plan Assets	315.28	243.06	85.49	72.48
Actuarial Gain/ (loss) on Plan Assets	101.17	45.70	8.34	3.29
Actual Return on Plan Assets	**416.45**	**288.76**	**93.83**	**75.77**

Particulars	Pension Plans		Gratuity	
	CY	PY	CY	PY
Reconciliation of opening and closing net liability/ (asset) recognised in Balance Sheet				
Opening Net Liability as at 1st April 2009	1479.22	930.83	41.80	29.16
Expenses as recognised in profit and loss account	596.28	478.93	15.44	16.00
Employers Contribution	367.59	100.27	29.01	8.16
Net liability/(Asset) recognised in Balance Sheet	**1707.91**	**1309.49**	**28.23**	**37.00**

Investments under Plan Assets of Gratuity Fund & Pension Fund as on 31st March 2010 are as follows:

Category of Assets	Pension Fund % of Plan Assets	Gratuity Fund % of Plan Assets
Central Govt. Securities	21.50%	44.33%
State Govt. Securities	4.47%	3.69%
Public Sector Bonds	4.55%	3.66%
FDR / TDR with Bank	4.88%	2.91%
Bank Deposits	2.29%	4.32%
Others	62.31%	41.09%
Total	**100.00%**	**100.00%**

Principal actuarial assumptions;

Particulars	Pension and Gratuity Plans	
	Current year	Previous year
Discount Rate	7% to 8.50%	7.25% to 7.75%
Expected Rate of return on Plan Asset	7.50% to 8%	7.50% to 8%
Salary Escalation	4% to 15%	5% to 13%

The estimates of future salary growth, factored in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand in the employment market. Such estimates are very long term and are not based on limited past experience / immediate future. Empirical evidence also suggests that in the very long term, consistent high salary growth rates are not possible. The auditors have relied upon the representation made by the Bank in this behalf.

3.2.2 Employees Provident Fund

In terms of the guidance on implementing the AS-15 (Revised 2005) "Employees Benefits" issued by the ICAI, the Employees Provident Fund set up by the Bank is treated as a defined benefit plan

since the Bank has to meet the specified minimum rate of return. As at the year end, no shortfall remains unprovided for. Accordingly, other related disclosures in respect of Provident Fund have not been made and an amount of US $ 93.58 million (Previous Year US $ 77.80 million) is recognised as an expense towards the Provident Fund scheme of the group included under the head "Payments to and provisions for employees" in Profit and Loss Account.

3.2.3 Other Long Term Employee Benefits

Amount of US $ 52.01 million (Previous Year US $ 13.41 million) is recognised as an expense towards Long term Employee Benefits included under the head "Payments to and provisions for employees" in Profit and Loss account.

Details of Provisions made for various long Term Employees' Benefits during the year;

Sl. No.	Long Term Employees' Benefits	Current Year	Previous Year
1	Privilege Leave (Encashment) incl. leave encashment at the time of retirement	36.25	6.94
2	Leave Travel and Home Travel Concession (Encashment/Availment)	8.79	3.06
3	Sick Leave	5.17	(0.75)
4	Silver Jubilee Award	0.75	(0.83)
5	Resettlement Expenses on Superannuation	(1.54)	0.82
6	Casual Leave	1.26	1.13
7	Retirement Award	1.33	3.04
	Total	**52.01**	**13.41**

3.3 Segment Reporting (As complied by management and relied upon by the auditors)

3.3.1 Segment Identification

A) Primary (Business Segment)

The following are the Primary Segments of the Group:

- Treasury
- Corporate / Wholesale Banking
- Retail Banking
- Other Banking Business

The present accounting and information system of the Bank does not support capturing and extraction of the data in respect of the above segments separately. However, based on the present internal organisational and management reporting structure and the nature of their risk and returns, the data on the Primary Segments have been computed as under:

a) **Treasury:** The Treasury Segment includes the entire investment portfolio and trading in foreign exchange contracts and derivative contracts. The revenue of the treasury segment primarily consists of fees and gains or losses from trading operations and interest income on the investment portfolio.

b) **Corporate / Wholesale Banking:** The Corporate / Wholesale Banking segment comprises the lending activities of Corporate Accounts Group, Mid Corporate Accounts Group and Stressed Assets Management Group. These include providing loans and transaction services to corporate and institutional clients and further include non treasury operations of foreign offices.

c) **Retail Banking:** The Retail Banking Segment comprises of branches in National Banking Group, which primarily includes personal Banking activities including lending activities to corporate customers having Banking relations with branches in the National Banking Group. This segment also includes agency business and ATM's

d) **Other Banking business** – Segments not classified under (a) to (c) above are classified under this primary segment. This segment also includes the operations of all the Non-Banking Subsidiaries/Joint Ventures of the group.

In the case of Banking Subsidiaries who do not have the management reporting structure corresponding to the parent, all the exposures in excess of Rs 5 Crore have been segregated and included in Corporate/Wholesale Banking.

B) Secondary (Geographical Segment):

i) Domestic operations comprise branches and subsidiaries having operations in India.

ii) Foreign operations comprise branches and subsidiaries having operations outside India and offshore banking units having operations in India.

C) Allocation of Expenses, Assets and Liabilities

Expenses of parent incurred at Corporate Centre establishments directly attributable either to Corporate / Wholesale and Retail Banking

Operations or to Treasury Operations segment, are allocated accordingly. Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each segment/ ratio of directly attributable expenses.

3.3.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in the parent's financial statements with the following additional features:

1) Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and other banking business, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

2) Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

3) Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated Expenses".

3.3.3 DISCLOSURE UNDER SEGMENT REPORTING

PART A: PRIMARY SEGMENTS:

	Treasury Operations	Corporate/ Wholesale Banking	Retail Banking	Other Banking Operations	Elimination	TOTAL
Revenue	6,332.85 (4,447.34)	8,873.76 (6,902.11)	11,204.92 (10,296.64)	4,125.31 (1,529.73)	748.55 (-879.84)	29,788.29 (22,295.98)
Result	981.93 (648.10)	1,728.82 (1,533.98)	2,009.18 (1,988.86)	43.66 (67.82)	— (—)	4,763.59 (4,238.76)
Unallocated (Income)	— (—)	— (—)	— (—)	— (—)	— (—)	22.80 (1.55)
Unallocated (Expenses)	— (—)	— (—)	— (—)	— (—)	— (—)	625.58 (-712.15)
Operating Profit (PBT)	— (—)	— (—)	— (—)	— (—)	— (—)	4,160.81 (3,528.16)
Taxes	— (—)	— (—)	— (—)	— (—)	— (—)	1,485.16 (1,325.27)
Extraordinary Profit/Loss	— (—)	— (—)	— (—)	— (—)	— (—)	— (—)
Net Profit	— (—)	— (—)	— (—)	— (—)	— (—)	2,675.65 (2,202.89)
Other Information:						
Segment Assets	93,542.77 (82,436.26)	100,095.74 (77,276.42)	119,179.78 (148,051.84)	8,108.18 (5,006.54)	— (- 57,126.43)	320,926.47 (255,644.63)
Unallocated Assets	— (—)	— (—)	— (—)	— (—)	— (—)	2,045.46 (1,615.97)
Total Assets	— (—)	— (—)	— (—)	— (—)	— (—)	322,971.93 (257,260.60)
Segment Liabilities	40,496.91 (41,687.52)	98,177.03 (74,090.38)	148,025.42 (171,186.43)	7,024.21 (4,310.83)	— (- 57,126.43)	293,723.57 (234,148.73)
Unallocated Liabilities	— (—)	— (—)	— (—)	— (—)	— (—)	10,732.64 (8,839.31)
Total Liabilities	— (—)	— (—)	— (—)	— (—)	— (—)	304,456.21 (242,988.04)

PART B : SECONDARY SEGMENTS

Particulars	Domestic Operations	Foreign Operations	Total
Revenue	28,585.18 (21,202.01)	1,225.92 (1,095.52)	29,811.10 (22,297.53)
Assets	292,142.28 (233,693.28)	30,829.65 (23,567.32)	322,971.93 (257,260.60)

i) Income/Expenses are for the whole year. Assets/Liabilities are as at 31st March 2010.

ii) Figures within brackets are for previous year.

3.4 Related Party Disclosures: As identified and compiled by the management and relied upon by the auditors

3.4.1 Related Parties to the Group:

A) JOINT VENTURES:

1. GE Capital Business Process Management Services Private Limited.
2. C Edge Technologies Ltd.
3. SBI Macquarie Infrastructure Management Pvt. Ltd.
4. SBI Macquarie Infrastructure Trustee Pvt. Ltd.
5. Macquarie SBI Infrastructure Management Pte. Ltd.
6. Macquarie SBI Infrastructure Trustee Ltd.

B) ASSOCIATES:

i) Regional Rural Banks

1. Andhra Pradesh Grameena Vikas Bank
2. Arunachal Pradesh Rural Bank
3. Cauvery Kalpatharu Grameena Bank
4. Chhatisgarh Gramin Bank
5. Deccan Grameena Bank
6. Ellaquai Dehati Bank
7. Meghalaya Rural Bank
8. Krishna Grameena Bank
9. Langpi Dehangi Rural Bank
10. Madhya Bharat Gramin Bank
11. Malwa Gramin Bank
12. Marwar Ganganagar Bikaner Bank
13. Mizoram Rural Bank
14. Nagaland Rural Bank
15. Parvatiya Gramin Bank
16. Purvanchal Kshetriya Gramin Bank
17. Samastipur Kshetriya Gramin Bank
18. Saurashtra Grameena Bank
19. Utkal Gramya Bank
20. Uttaranchal Gramin Bank
21. Vananchal Gramin Bank
22. Vidisha Bhopal Kshetriya Gramin Bank

ii) Others

23. The Clearing Corporation of India Ltd
24. Nepal SBI Bank Ltd. (upto 13.06.2009)
25. Bank of Bhutan Ltd
26. UTI Asset Management Company Pvt. Ltd (upto 19.01.2010).
27. S. S. Ventures Services Pvt Ltd
28. SBI Home Finance Ltd

C) Key Management Personnel of the Bank:

1. Shri O. P. Bhatt, Chairman
2. Shri S. K. Bhattacharyya, Managing Director
3. Shri R. Sridharan, Managing Director

3.4.2 Related Parties with whom transactions were entered into during the year:

No disclosure is required in respect of transactions with related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

1. C Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. SBI Macquarie Infrastructure Management Pvt. Ltd.
4. SBI Macquarie Infrastructure Trustee Pvt. Ltd.
5. Macquarie SBI Infrastructure Management Pte. Ltd.
6. Macquarie SBI Infrastructure Trustee Ltd.
7. Bank of Bhutan Ltd
8. Nepal SBI Bank Ltd. (upto 13.06.2009)
9. S. S. Ventures Services Ltd
10. SBI Home Finance Ltd
11. Shri O. P. Bhatt, Chairman
12. Shri S. K. Bhattacharyya, Managing Director
13. Shri R.Sridharan, Managing Director

3.4.3 Transactions / Balances:

Items	Associates/ Joint Ventures	Key Management Personnel @	Total
Deposit#	25.16 (18.25)	— (—)	25.16 (18.25)
Other Liability#	4.89 (9.93)	— (—)	4.89 (9.93)
Investments#	6.00 (4.30)	— (—)	6.00 (4.30)
Other Assets #	— (—)	— (—)	— (—)
Interest paid $	0.89 (0.53)	— (—)	0.89 (0.53)
Interest received $	— (—)	— (—)	— (—)
Income earned by way of Dividend $	1.33 (0.37)	— (—)	1.33 (0.37)
Rendering of services $	0.01 (0.51)	— (—)	0.01 (0.51)
Receiving of services $	32.18 (29.66)	— (—)	32.18 (29.66)
Management Contract $	32.70 (—)	0.14 (0.07)	32.84 (0.07)

(Figures in brackets pertain to previous year)

Balances as at 31st March

$ Transactions for the year

@ Transactions which are not in the nature of banker-customer relationship.

3.5 Leases:

Finance Leases

Assets given on Financial Leases on or after 1st April 2001: The details of financial leases are given below.

	Current Year	Previous Year
Total gross investment in the leases	—	7.31
Present value of minimum lease payments receivable Less than 1 year	—	1.28
1 to 5 years	—	—
5 years and above	—	—
Total	—	1.28
Present value of unearned finance income	—	0.06

Operating Lease*

A. Office Premises/Staff Quarters taken on Operating Lease as on 31st March 2010

i.

Minimum Lease Rent Payable	(Rs in Crore)
a. Payable not later than 1 year i.e. 2010-11	16.41
b. Payable later than 1 year and not later than 5 years i.e. 2011-12 to 2014-15	37.95
c. Payable later than 5 years i.e. after 2014-15	11.39

ii. Amount of lease charges debited to charges account during the year 17.43

iii. The lease agreements provide for an option to the group to renew the lease period at the end of non-cancellable period. There are no exceptional/ restrictive covenants in the lease agreements.

B. Premises given on Operating Leases as on 31st March 2010

i.

Minimum Lease Rental Receivable	(Rs in Crore)
a. Receivable not later than 1 year i.e. 2010-11	Nil
b. Receivable later than 1 year and not later than 5 years i.e. 2011-12 to 2014-15	0.04
c. Receivable later than 5 years i.e. after 2014-15	Nil

ii.

Particulars	Original Cost	Accumulated Depreciation as on 31.03.2010	Depreciation for the year
Premises given on lease	0.12	0.4	0.01

iii. No contingent rents have been recognised in the Profit & Loss Account.

* In respect of Non-Cancellable lease only.

3.6 Earnings per Share:

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20 - "Earnings per Share". "Basic earnings" per share is computed by dividing consolidated net profit after tax by the weighted average number of equity shares outstanding during the year.

Particulars	Current Year	Previous Year
Basic and diluted		
Weighted average no of equity shares used in computing basic earning per share	63,48,80,626	63,44,13,120
Weighted average number of shares used in computing diluted earning per share	63,48,80,626	63,44,13,120
Net profit (Other than minority) (in US $ Million)	2613.33	2159.95
Basic earnings per share (US $)	4.12	3.40
Diluted earnings per share (US $)	4.12	3.40
Nominal value per share (US $)	0.22	0.20

3.7 Accounting for taxes on Income

i) During the year, US $ 293.03 million [Previous Year US $ 212.14 million] has been credited to Profit and Loss Account by way of adjustment of deferred tax.

ii) The break up of deferred tax assets and liabilities into major items is given below:

Particulars	As at 31-Mar 2010	As at 31-Mar 2009
Deferred Tax Assets		
Provision for non performing assets	69.20	89.66
Ex-gratia paid under Exit option	11.71	19.76
Wage Revision	409.20	151.65
Provision for Gratuity, Leave, Pension etc.	325.71	239.40
Others	188.54	90.97
Total	**1004.36**	**591.44**
Deferred Tax Liabilities		
Depreciation on Fixed Assets	7.23	23.58
Interest on securities	136.22	117.39
OTHERS	96.20	54.57
Total	**239.65**	**195.54**
Net Deferred Tax Assets/(Liabilities)	**764.71**	**395.90**

3.8 Investments in jointly controlled entities:

As required by AS 27, the aggregate amount of the assets, liabilities, income and expenses related to the group's interests in jointly controlled entities are disclosed as under:

Particulars	As at 31-Mar-2010	As at 31-Mar-2009
Liabilities		
Capital & Reserves	18.15	13.87
Deposits	—	—
Borrowings	0.09	0.05
Other Liabilities & Provisions	14.01	5.65
TOTAL	**32.25**	**19.57**
Assets		
Cash and balances with Reserve Bank of India	0.01	—
Balances with Banks and Money at call and short notice	6.41	4.23
Investments	0.36	0.69
Advances	—	—
Fixed Assets	2.56	2.21
Other Assets	22.91	12.44
TOTAL	**32.25**	**19.57**
Capital Commitments	Nil	Nil
Other Contingent Liabilities	0.01	Nil
Income		
Interest earned	0.80	—
Other income	17.48	10.15
Total	**18.28**	**10.15**
Expenditure		
Interest expended	—	—
Operating expenses	15.31	8.15
Provisions & contingencies	1.40	0.83
Total	**16.71**	**8.98**
Profit	**1.57**	**1.17**

3.9 Impairment of assets:

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 – "Impairment of Assets" applies.

3.10 Provisions, Contingent Liabilities & Contingent Assets

a) Break up of provisions:

	Current Year	Previous Year
a) Provision for Income Tax (current tax)	1777.45	1498.08
b) Provision for Income Tax (deferred tax asset)	(293.03)	(212.14)
c) Fringe Benefit Tax	—	34.43
d) Provision for other taxes	0.74	4.90
e) Amount of provision made against NPAs (including write back of provision)	1387.25	712.99
f) General provision on Standard Assets in the global loan portfolio	34.00	60.10
g) Depreciation in the value of Investments in India and Outside India	(301.80)	266.71
h) Others (Net of write-backs)	242.89	143.17
Total	**2847.50**	**2508.24**

(Figures in brackets indicate credit)

b) Floating provisions:

	Current Year	Previous Year
a) Opening Balance	114.62	135.06
b) Addition during the year	36.40	30.68
c) Draw down during the year	7.33	64.27
d) Closing balance	143.69	101.47

c) Description of contingent liabilities and contingent assets:

Sr. No	Items	Brief Description
1	Claims against the Group not acknowledged as debts	The parent and its constituents are parties to various proceedings in the normal course of business. It does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
2	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest/principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts that are recorded as contingent liabilities, are typically amounts used as a benchmark for the calculation of the interest component of the contracts.
3	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Group issues documentary credits and guarantees on behalf of its customers. Documentary credits enhance the credit standing of the customers of the Group. Guarantees generally represent irrevocable assurances that the Bank will make payment in the event of the customer failing to fulfil its financial or performance obligations.
4	Other items for which the Group is contingently liable	The Group is a party to various taxation matters in respect of which appeals are pending. These are being contested by the Group and not provided for. Further the Group has made commitments to subscribe to shares in the normal course of business.

d) The contingent liabilities mentioned above are dependent upon the outcome of court/arbitration/ out of court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

e) Movement of provisions against contingent liabilities:

	Current Year	Previous Year
a) Opening Balance	**67.69**	**46.99**
b) Addition during the year	47.95	21.32
c) Draw down during the year	5.79	8.38
d) Closing balance	**109.85**	**59.93**

4. Pending Wage Agreement: The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007.

The New Agreement has been executed on 27th April, 2010 to be effective from 1st November, 2007 for workers as well as for officers. Pending receipt of detailed Circular from IBA regarding revisions after due approval from the Central Government and detailed computations to be carried out by the Bank, a provision of US $ 685.14 million has been made during the year (US $ 574.25 million upto 31.03.2009). The total provision held on account of wage revision as on 31st March, 2010 is US $ 1213.55 million.

5. **Agricultural Debt Waiver and Debt Relief Scheme 2008**

   As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver being US $ 1328.16 million (net of receipt) and on account of debt relief being US $ 342.33 million (net of receipt) are treated as part of advances in accordance with the scheme read with Circular issued by RBI.

6. In accordance with RBI circular DBOD NO.BP.BC.42/ 21.01.02/2007-08 redeemable preference shares are treated as liabilities and the coupon payable thereon is treated as interest.

7. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

8. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines/ Accounting Standards, previous year figures have not been mentioned.

STATE BANK OF INDIA (CONSOLIDATED)

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2010

(000s omitted)

	Year ended 31.3.2010	Year ended 31.3.2009
	US $	US $
I. CASH FLOW FROM OPERATING ACTIVITIES	361,413	6,145,497
II. CASH FLOW FROM INVESTING ACTIVITIES	(299,469)	(321,548)
III. CASH FLOW FROM FINANCING ACTIVITIES	(728,867)	887,367
IV. CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION	(93,143)	432,469
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(760,066)**	**7,143,785**
V. CASH AND CASH EQUIVALENTS - OPENING	27,897,928	17,552,921
VI. CASH AND CASH EQUIVALENTS - CLOSING	27,137,862	24,696,706
I. CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit before taxes	4,098,488	3,485,224
ADJUSTMENT FOR:		
Depreciation charge	294,335	182,268
(Profit)/Loss on sale of fixed assets (Net)	2,216	829
Provision for NPAs	1,387,254	712,993
Provision for Standard Assets	34,002	60,100
Depreciation on Investments in India	(276,899)	208,618
Depreciation on Investments Outside India	(24,905)	58,094
(Profit)/Loss on sale of investments (Net)	(1,098,093)	(346,617)
(Profit)/Loss on revaluation of investments	(673,270)	124,064
Provision on other assets	28,760	10,132
Other Provisions	214,128	133,043
Deferred Revenue Expenditure written off during the year	1,537	1,150
Interest paid on Bonds (Financing Activity)	784,086	551,478
Dividend/Earnings from Associates (Investing activity)	(51,119)	106
Less : Direct Taxes	(1,880,720)	(1,530,918)
	2,839,800	**3,650,564**
Adjustment for:		
Increase/(Decrease) in Deposits	23,268,650	46,445,546
Increase/(Decrease) in Borrowings	3,125,290	(1,925,268)
(Increase)/Decrease in Investments	(4,846,760)	(19,414,965)
(Increase)/Decrease in Advances	(27,921,610)	(29,723,333)
Increase/(Decrease) in Other Liabilities & Provisions	3,147,389	5,978,541
(Increase)/Decrease in Other Assets	748,654	1,134,412
NET CASH PROVIDED BY OPERATING ACTIVITIES	**361,413**	**6,145,497**

(000s omitted)

	Year ended 31.3.2010	Year ended 31.3.2009
	US $	US $
II. CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Investments in Associates	122,002	(27,799)
Income earned on such Investments	51,119	(106)
(Increase)/Decrease in Fixed Assets	(472,590)	(293,643)
NET CASH PROVIDED BY INVESTING ACTIVITIES	**(299,469)**	**(321,548)**
III. CASH FLOW FROM FINANCING ACTIVITIES		
Share Capital	1	672
Share Premium	85	110,205
Issue of Bonds	765,582	1,650,913
Repayment of Subordinated Bonds	(64,365)	(7,886)
Interest Paid on Bonds	(784,086)	(551,478)
Dividends Paid including tax thereon	(628,370)	(302,074)
Dividends tax Paid by subsidiaries	(17,714)	(12,985)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(728,867)**	**887,367**
IV. CASH FLOW ON ACCOUNT OF EXCHANGE FLUCTUATION		
Reserves of Foreign Subsidiaries	(12,099)	301,850
Others-Revaluation of foreign currency bonds	(81,044)	130,619
Net Cashflows on A/C of Exchange Fluctuation	**(93,143)**	**432,469**
V. CASH AND CASH EQUIVALENTS - OPENING		
Cash in hand (including FC notes & gold)	1,216,591	747,449
Balances with Reserve Bank of India	15,300,351	14,003,587
Balances with Banks & MACSN	11,380,986	2,801,885
TOTAL	**27,897,928**	**17,552,921**
VI. CASH AND CASH EQUIVALENTS - CLOSING		
Cash in hand (including FC notes & gold)	1,928,112	1,076,990
Balances with Reserve Bank of India	16,378,254	13,544,672
Balances with Banks & MACSN	8,831,496	10,075,045
TOTAL	**27,137,862**	**24,696,707**

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS,
STATE BANK OF INDIA

1. We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank), its subsidiaries, associates and joint ventures (the Group) as at 31st March 2010, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended in which are incorporated the:

   i. Audited accounts of the Bank audited by 14 (fourteen) Joint Auditors including us,

   ii. Audited accounts of 27 (twenty seven) subsidiaries, 25 (twenty five) Associates and 6 (six) joint ventures audited by other auditors,

   iii. Unaudited accounts of 2 (two) subsidiaries and 1 (one) associate.

   These Consolidated financial statements are the responsibility of the Bank's management and have been prepared by the management on the basis of separate financial statements and other financial information of the different entities in the Group. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material aspects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We have jointly audited the financial statements of the Bank along with 13 other joint auditors, whose financial statements reflect total assets of US $ 234,613 million as at 31st March 2010, and total revenue of US $ 19,145 million and net cash outflows amounting to US $ 1,543 million for the year then ended.

4. We did not audit the financial statements of its Subsidiaries, Associates and Joint Ventures whose financial statements reflect total assets of US $ 91,359 million as at 31st March 2010, and total revenue of US $ 10,956 million and net cash flows amounting to US $ 1,210 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

5. We have also relied on the un-audited financial statements of 2 (two) subsidiaries and 1 (one) associate, whose financial statements reflect total assets of US $ 741 million as at 31st March 2010, total revenue of US $ 29 million and net cash flows amounting to US $ 15 million for the year then ended.

6. We report that the consolidated financial statements have been prepared by the Bank's management in accordance with the requirement of Accounting Standard 21 – "Consolidated Financial Statements", Accounting Standard 23 – "Accounting for investment in Associates in Consolidated Financial Statements" and Accounting Standard 27- "Financial Reporting of Interest in Joint Ventures" prescribed by the Institute of Chartered Accountants of India and the requirements of Reserve Bank of India.

7. Based on our audit and consideration of report of other auditors on separate financial statements and on consideration of the unaudited financial statements and on the other financial information of the components, and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements, give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. in the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March 2010;

   b. in the case of the Consolidated Profit and Loss account of the consolidated profit of the Group for the year ended on that date; and

   c. in the case of the Consolidated Cash Flow Statement of the Cash Flows of the Group for the year ended on that date.


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State Bank Group
New Capital Adequacy Framework (Basel - II)
Pillar - III (Market Discipline) Disclosures in US Dollars

STATE BANK OF INDIA (CONSOLIDATED) AS ON 31.03.2010

TABLE DF-1

SCOPE OF APPLICATION

1. **Qualitative Disclosures:**

1.1 **Parent** : State Bank of India is the parent company to which the Basel II Framework applies.

1.2 **Entities constituting State Bank Group**

The consolidated financial statements of the group conform to Generally Accepted Accounting Principles (GAAP) in India, which comprise the statutory provisions, Regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the ICAI. The following subsidiaries/Joint Ventures and Associates constitute the State Bank Group.

1.2.1 **Fully Consolidated Entities:** The following Subsidiaries and Joint Ventures (which are also subsidiaries) are fully consolidated on a line by line basis as per Accounting Standard AS 21.

S.No	Name of the Subsidiary	Group's Stake (%)
1.	State Bank of Bikaner & Jaipur	75.07
2.	State Bank of Hyderabad	100.00
3.	State Bank of Indore	98.05
4.	State Bank of Mysore	92.33
5.	State Bank of Patiala	100.00
6.	State Bank of Travancore	75.01
7.	SBI Commercial & International Bank Ltd.	100.00
8.	SBI Capital Markets Ltd.	100.00
9.	SBICAP Securities Ltd.	100.00
10.	SBICAP Trustee Company Ltd.	100.00
11.	SBICAPS Ventures Ltd.	100.00
12.	SBI DFHI Ltd.	66.39
13.	SBI Mutual Fund Trustee Company Pvt. Ltd.	100.00
14.	SBI Global Factors Ltd.	85.35
15.	SBI Pension Funds Pvt. Ltd.	96.85
16.	SBI Custodial Services Pvt. Ltd.	65.00
17.	SBI General Insurance Company Ltd.	74.00
18.	SBI Payment Services Pvt. Ltd.	100.00
19.	State Bank of India (Canada)	100.00
20.	State Bank of India (California)	100.00
21.	SBI (Mauritius) Ltd.	93.40
22.	PT Bank SBI Indonesia	76.00
23.	SBICAP (UK) Ltd.	100.00
24.	SBI Cards and Payment Services Pvt. Ltd.	60.00
25.	SBI Funds Management Pvt. Ltd.	63.00
26.	SBI Life Insurance Company Ltd.	74.00
27.	Commercial Bank of India Llc.	60.00
28.	Nepal SBI Bank Ltd.	55.02
29.	SBI Funds Management (International) Pvt. Ltd.	63.00

1.2.2 Pro Rata Consolidated Entities: The entities which are joint Ventures are consolidated pro rata as per Accounting Standard – AS27.

S.No	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Ltd.	49.00
2	GE Capital Business Process Management Services Pvt. Ltd.	40.00
3	SBI Macquarie Infrastructure Management Pvt. Ltd.	45.00
4	SBI Macquire Infrastructure Trustee Pvt. Ltd.*	100.00
5	Macquire SBI Infrastructure Management Pte. Ltd.	45.00
6	Macquarie SBI Infrastructure Trustee Ltd.	45.00

* JV Partner is expected to be inducted in the next quarter.

1.2.3 All the subsidiaries, joint ventures and associates of State Bank are consolidated. Hence there is no entity which is excluded from consolidation. In addition to the above mentioned Subsidiaries and Joint Ventures, the following associates are consolidated as per Equity Accounting in terms of AS 23.

S.No	Name of the Associate	Group's Stake (%)
1	Andhra Pradesh Grameena Vikas Bank	35.00
2	Arunachal Pradesh Rural Bank	35.00
3	Chhatisgarh Gramin Bank	35.00
4	Ellaquai Dehati Bank	35.00
5	Meghalaya Rural Bank	35.00
6	Krishna Grameena Bank	35.00
7	Langpi Dehangi Rural Bank	35.00
8	Madhya Bharat Gramin Bank	35.00
9	Mizoram Rural Bank	35.00
10	Nagaland Rural Bank	35.00
11	Parvatiya Gramin Bank	35.00
12	Purvanchal Kshetriya Gramin Bank	35.00
13	Samastipur Kshetriya Gramin Bank	35.00
14	Utkal Gramya Bank	35.00
15	Uttaranchal Gramin Bank	35.00
16	Vananchal Gramin Bank	35.00
17	Marwar Ganganagar Bikaner Gramin Bank	26.27
18	Vidisha Bhopal Kshetriya Gramin Bank	34.32
19	Deccan Grameena Bank	35.00
20	Cauvery Kalpatharu Grameena Bank	32.32
21	Malwa Gramin Bank	35.00
22	Saurashtra Grameena Bank	35.00
23	The Clearing Corporation of India Ltd.	28.99
24	Bank of Bhutan	20.00
25	S.S. Ventures Services Ltd.	50.00
26	SBI Home Finance Ltd.	25.05

1.3 **Differences in basis of consolidation for accounting and regulatory purposes**

In terms of Regulatory guidelines, the consolidated bank may exclude from consolidation, group companies which are engaged in insurance business and business not pertaining to financial services. Hence the groups' investments in the under mentioned entities are taken at cost less impairment, if any, for Consolidated Prudential Reporting purposes.

S.No	Name of the Joint Venture	Group's Stake (%)
1	C Edge Technologies Ltd.	49.00
2	GE Capital Business Process Management Services Pvt. Ltd.	40.00
3	SBI Life Insurance Company Ltd.	74.00
4	SBI General Insurance Company Ltd.	74.00

2. **Quantitative Disclosures:**

2.1 The aggregate amount of capital deficiencies in all subsidiaries not included in the consolidation i.e., that are deducted and the names(s) of such subsidiaries: **Nil**

2.2 The aggregate amounts (e.g. current book value) of the bank's total interests in insurance entities, which are risk-weighted, as well as their name, their country of incorporation or residence, the proportion of ownership interest and, if different, the proportion of voting power in these entities in addition, indicate the quantitative impact on regulatory capital of using this method versus using the deduction:

1) Name : **SBI Life Insurance Co. Ltd. Mumbai**
Country of Incorporation : **India**
Ownership interest : **US $ 164.81 million (74%)**

2) Name : **SBI General Insurance Co. Ltd. Mumbai**
Country of Incorporation : **India**
Ownership interest : **US $ 24.72 million (74%)**

Quantitative Impact on the Regulatory Capital :

Under consolidation method : **NA**

Under deduction method: Entire investment made in the Insurance subsidiary is reduced from Capital Funds of the Bank, for the purpose of Capital Adequacy calculation.

TABLE DF-2
CAPITAL STRUCTURE: DISCLOSURES

Qualitative Disclosures

(a) Summary

Type of Capital	Features
Equity (Tier –I)	Domestic Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI while some of them like SBBJ, SBIn, SBM and SBT have public shareholding as well. During 2009-10 Equity including Share Premium amounting to US $ 115.81 million was raised by the Banking Subsidiaries: SBH:- US $ 77.95 million (Share Premium US $ 77.17 million) and SBP:- US $ 37.86 million (Share Premium US $ 33.41 million). Domestic Non-Banking Subsidiaries have raised equity through Equity Instruments. The majority shareholder is SBI and the others are SGAM (SBI FUNDS-37%), GE Capital (SBI CARDS-40%), SIDBI (SBI GFL- 6.53%), Bank of Maharashtra (SBI GFL-4.81%), UBI (SBI GFL-3.27%), SB Indore (SBI GFL-1.96%). During 2009-10, US $ 28.95 million was infused as equity capital in SBI Cards in proportion of equity holding by both the stake holders. SBI's subsidiary, SBI Factors & Commercial Services Pvt. Ltd. is amalgamated with Global Trade Finance Ltd., another subsidiary of SBI and the amalgamated entity's name has been changed to SBI Global Factors Ltd. SBI has acquired 13.84% stake in SBI Capital Markets Limited from Asian Development Bank (ADB). Thus SBI Capital Markets Limited and all its subsidiaries (SBICAP Securities Ltd, SBICAP Trustee Company Ltd, SBICAPS Ventures Ltd, SBICAP (UK) Ltd) have become wholly owned subsidiaries of SBI. Tier I capital of foreign subsidiaries is comprised of paid up capital, reserves and surpluses. Nepal SBI Bank Ltd, an associate of SBI has become its subsidiary w.e.f 14.06.2009 as SBI has acquired 5% additional stake from Agricultural Development Bank Limited, Nepal (ADBL). Nepal SBI Bank has become subsidiary of SBI w.e.f. 14.06.2009. The name of PT Bank Indo Monex, a subsidiary of SBI has been changed to PT Bank SBI Indonesia w.e.f. 6th May 2009.
Innovative Instruments (Tier-I)	SBI has raised Innovative Perpetual Debt Instruments (IPDIs) reckoned as Tier I Capital in the International Market during FY: 06-07 and 07-08. Further, the Bank has also raised US $ 222.72 million each during August 2009 and January 2010 in the form of IPDIs. Out of the IPDIs of US $ 222.72 million raised in August 2009, US $ 100.22 million are reckoned as Capital Funds for the purpose of Capital Adequacy (as per RBI instructions). Some of the Banking Subsidiaries have also raised capital through Perpetual Debt Instruments. During 2009-10, IPDIs aggregating US $ 119.15 million were issued by the various Banking Subsidiaries (US $ 30.07 million by SBH, US $ 22.27 million by SBM and US $ 66.82 million by SBP). Foreign Subsidiary Banks have not raised Tier I Capital by way of IPDIs as of date.
Tier-II	SBI and its Subsidiaries have raised Upper as well as Lower Tier II Capital. The subordinated debts raised through private placement of Bonds are unsecured, long term, non-convertible and are redeemable at par. The debt is subordinated to present and future senior indebtedness of the Bank and qualifies for Tier II capital. In case of Domestic Subsidiaries, Tier-II capital has been raised by way of Upper Tier-2 as well as Lower Tier-2 bonds (except SBICI Bank Ltd). The instruments are unsecured, redeemable, non- convertible bonds. They are plain vanilla bonds with no embedded put option, or call option without RBI's prior approval. During 2009-10, SBH has raised debt capital instruments in the form of Upper Tier II Bonds aggregating US $ 278.40 million. Some of the Non-Banking Subsidiaries like SBI CARDS and SBI Global Factors Ltd. have raised subordinated debt to the extent of US $ 27.80 million and US $ 36.09 million respectively, which is reckoned as Tier II Capital. Tier II capital of Foreign Subsidiaries comprises of subordinated term debt apart from General provisions. Nepal SBI Ltd. Tier II capital consists of provisions and subordinated term debt issued on 16.07.2006 and maturing on 15.07.2013. The shareholding of SBI in Nepal SBI Bank Ltd. increased to 55.28% subsequent to acquisition of additional stake from Agricultural Development Bank of Nepal (ADBN) and as a result Nepal SBI Bank Ltd. has become subsidiary of SBI w.e.f. 14.06.2009.

Qualitative Disclosures:

State Bank of India has raised Hybrid Tier I Capital and Upper and Lower Tier II Subordinated Debt in the Domestic and International Market. Summary information on the terms and conditions of the main features of all capital instruments, especially in the case of innovative, complex or hybrid capital instruments are as under:

Type of capital	Main features				
Equity	USD 141.40 million				
Innovative Perpetual Debt Instruments	Date of Issue	Amount	Tenure (months)	Coupon (% p.a. payable annually)	Rating
	15.02.07	USD 400 million	Perpetual with a Call Option after 10 yrs 3 mths i.e. on 15.05.2017 and step-up of 100 bps	6.439%	Ba2- Moody's BB - S & P
	26.06.07	USD 225 million	Perpetual with a Call Option after 10 years i.e. on 27.06.2017 and step-up of 100 bps	7.140%	Ba2- Moody's BB - S & P
	14.08.09	US $ 222.72 million*	Perpetual with a Call Option after 10 years i.e. on 14.08.2019 and step-up of 50 bps, if Call Option is not exercised	9.10% pa for the first 10 years	AAA- CRISIL AAA- CARE
	27.01.10	US $ 222.72 million	Perpetual with a Call Option after 10 years i.e. on 27.01.2020 and step-up of 50 bps, if Call Option is not exercised	9.05% p.a. for the first 10 years	AAA- CRISIL AAA- CARE

*Out of US $ 222.72 million raised in August 2009, US $ 100.22 million has been reckoned as Tier I Capital by the Bank (as per RBI instructions). Apart from SBI, the following Associate Banks of SBI have raised Innovative Perpetual Debt Instruments aggregating US $ 380.85 million; SBBJ US $ 44.54 million; SBH US $ 108.02 million; SBIn US $ 36.75 million; SBM US $ 57.91 million, SBP US $ 66.82 million and SBT US $ 66.82 million.

Upper Tier II Subordinated Debt	**Type of Instrument**: Unsecured, Redeemable Non-convertible, Upper Tier II Subordinated Bonds in the nature of Promissory Notes. **Special features:** i) No Put Option by the Investors. ii) Call Option by the Bank after 10 years. iii) **Step-up Option**: If the Bank does not exercise Call Option after 10 years, the Bonds carry a step-up-option of 50 bps during an extended period of 5 years. iv) **Lock-in-Clause**: Bank shall not be liable to pay either periodic interest on principal or even principal at maturity, if CAR of the Bank is below the minimum regulatory CAR prescribed by RBI. However, this will not preclude the Bank from making periodic interest, as long as the Bank maintains the minimum Regulatory CAR, at the material time.

Date of Issue	Amount	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.06.06	US $ 518.49 million	180	8.80%	AAA-CRISIL AAA-CARE
06.07.06	US $ 111.36 million	180	9.00%	AAA-CRISIL
12.09.06	US $ 133.63 million	180	8.96%	AAA-CRISIL AAA-CARE
13.09.06	US $ 136.97 million	180	8.97%	AAA-CRISIL AAA-CARE
15.09.06	US $ 334.08 million	180	8.98%	AAA-CRISIL
04.10.06	US $ 89.09 million	180	8.85%	AAA-CRISIL AAA-CARE
16.10.06	US $ 222.72 million	180	8.88%	AAA-CRISIL AAA-CARE
17.02.07	US $ 222.72 million	180	9.37%	AAA-CRISIL
07.06.07	US $ 561.92 million	180	10.20%	AAA-CRISIL AAA-CARE
12.09.07	US $ 779.51 million	180	10.10%	AAA-CRISIL AAA-CARE
19.12.08	US $ 556.79 million	180	8.90%	AAA-CRISIL AAA-CARE
02.03.09	US $ 445.43 million	180	9.15%	AAA-CRISIL AAA-CARE
06.03.09	US $ 222.72 million	180	9.15%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Associate Banks of SBI have raised Upper Tier II bonds aggregating to US $ 1189.67 million which are reckoned as Tier II Capital Funds: SBBJ US $ 100.22 million; SBH US $ 389.76 million; SBIn US $ 122.49 million; SBM US $ 142.54 million; SBP US $ 323.30 million and SBT US $ 111.36 million.

Lower Tier II Sub - Debt

Type of Instrument: Unsecured, Redeemable Non-convertible, Subordinated Bonds in the nature of Promissory Notes.

Special features:

I) Plain vanilla Bonds with no special features like put or call option etc.

II) Not redeemable without the consent of Reserve Bank of India.

Date of Issue	Amount (Rs. crores)	Tenure (months)	Coupon (% p.a. payable annually)	Rating
05.12.05	US $ 731.18 million	113	7.45%	AAA-CRISIL AAA CARE
09.03.06	US $ 44.54 million	111	8.15%	LAAA-ICRA AAA CARE
28.03.07	US $ 334.08 million	111	9.85%	AAA-CRISIL AAA CARE
31.03.07	US $ 50.11 million	111	9.80%	LAAA-ICRA AAA CARE
27.12.08	US $ 334.08 million	114	8.40%	AAA-CRISIL AAA-CARE
06.03.09	US $ 222.72 million	111	8.95%	AAA-CRISIL AAA-CARE

Apart from SBI, the following Subsidiaries have raised Capital Funds by way of Lower Tier II:

1) Domestic Associate Banking Subsidiaries have raised bonds aggregating to US $ 1036.75 million (US $ 989.09 million are reckoned as Tier II Capital Funds): SBBJ US $ 222.72 million; SBH US $ 269.49 million; SBIn US $ 100.22 million; SBM US $ 94.65 million; SBP US $ 167.04 million and SBT US $ 182.63 million.
2) Domestic Non Banking Subsidiaries have raised bonds aggregating to US $ 63.89 million (US $ 50.19 million are reckoned as Tier II Capital Funds): SBI Global Factors Ltd US $ 36.09 million and SBI Cards US $ 27.80 million.
3) Among the Foreign Subsidiaries, Nepal SBI Bank Ltd has raised bonds aggregating US $ 2.78 million (US $ 1.67 million are reckoned as Tier II Capital Funds)

Quantitative Disclosures

(b)	Tier-I Capital	US $ 18098.22 million
	• Paid-up Share Capital	US $ 141.43 million
	• Reserves	US $ 18036.30 million
	• Innovative Instruments	US $ 1328.73 million
	• Other Capital Instruments	—
	• Amt deducted from Tier-I Cap including Goodwill and investments	US $ 1408.24 million
(c)	The total amount of Tier-2 Capital (Net of deductions from Tier II Capital)	US $ 8508.91 million
(d)	Debt Capital Instruments eligible for inclusion in Upper Tier-2 Capital	
	• Total amount outstanding	US $ 5525.17 million
	• Of which raised during Current Year	US $ 278.40 million
	• Amount eligible to be reckoned as Capital funds	US $ 5525.17 million
(e)	Subordinated Debit eligible for inclusion in Lower Tier-2 Capital:	
	• Total amount outstanding	US $ 2820.04 million
	• Of which raised during Current Year	—
	• Amount eligible to be reckoned as Capital funds	US $ 2756.35 million
(f)	Other Deductions from Capital if any	US $ 0.67 million
(g)	Total Eligible Capital	US $ 26607.13 million

TABLE DF-3 :
CAPITAL STRUCTURE :

Qualitative Disclosures

(a) A summary discussion of the Bank's approach to assessing the adequacy of its capital to support current and future activities.	• Sensitivity Analysis is conducted annually or more frequently as required, on the movement of Capital Adequacy Ratio (CAR) in the medium horizon of 3 to 5 years, considering the projected growth in Advances, investment in Subsidiaries/Joint Ventures and the impact of Basel II Framework etc by State Bank of India and its Subsidiaries (Domestic/Foreign). • CRAR of the Bank and for the Group as a whole is estimated to be well above the Regulatory CAR of 9% in the medium horizon of 3 to 5 years. However, to maintain adequate capital, the Bank has ample options to augment its capital resources by raising Subordinated Debt and Hybrid Instruments, besides Equity as and when required. • State Bank of India has raised US $ 445.43 million in the form of Innovative Perpetual Debt Instruments (IPDIs) during FY: 09-10 (of which US $ 322.94 million is reckoned as Tier I Capital. • The Bank and its Banking Subsidiaries have put in place the ICAAP Policy and the same is being reviewed on a yearly basis which would enable to maintain Economic Capital, thereby reducing substantial Capital Risk.
Quantitative Disclosures (b) Capital requirements for Credit Risk • Portfolios subject to Standardized Approach • Securitization Exposures	➡ US $ 15932.96 million ➡ Nil **Total US $ 15932.96 million**
(c) Capital requirements for Market Risk (* Standardized duration approach) • Interest Rate Risk • Foreign Exchange Risk (including gold) • Equity Risk	➡ US $ 543.88 million ➡ US $ 25.83 million ➡ US $ 559.02 million **Total US $ 1128.73 million**
(d) Capital requirements for Operational Risk: • Basic Indicator Approach	➡ US $ 1234.08 million **Total US $ 1234.08 million**
(e) Total and Tier I capital ratio: • For the top consolidated group; and • For significant bank subsidiaries (stand alone)	**CAPITAL ADEQUACY RATIO AS ON 31.03.2010** (see table below)

CAPITAL ADEQUACY RATIO AS ON 31.03.2010

	Tier I (%)	Total (%)
State Bank of India	9.45	13.39
SBI Group	9.28	13.49
State Bank of Bikaner & Jaipur	8.35	13.30
State Bank of Hyderabad	8.64	14.90
State Bank of Indore	8.58	13.53
State Bank of Mysore	7.59	12.42
State Bank of Patiala	8.16	13.26
State Bank of Travancore	9.24	13.74
SBICI Bank Ltd.	26.60	27.31
SBI International (Maritius) Ltd.	12.23	12.75
State Bank of India (Canada)	27.55	28.56
State Bank of India (California)	12.95	14.20
Commercial Bank of India LLC Moscow	33.02	33.02
PT Bank SBI Indonesia	26.64	27.51
Nepal SBI Bank Ltd.	10.55	11.99

TABLE DF-4 : CREDIT RISK:
GENERAL DISCLOSURES

Qualitative Disclosures

- **Definitions of past due and impaired assets (for accounting purposes)**

Non-performing assets

An asset becomes non-performing when it ceases to generate income for the Bank. As from 31st March 2006, a non-performing Asset (NPA) is an advance where

(i) Interest and/or installment of principal remain 'overdue' for a period of more than 90 days in respect of a Term Loan

(ii) The account remains 'out of order' for a period of more than 90 days, in respect of an Overdraft/Cash Credit (OD/CC)

(iii) The bill remains 'overdue' for a period of more than 90 days in the case of bills purchased and discounted

(iv) Any amount to be received remains 'overdue' for a period of more than 90 days in respect of other accounts

(v) A loan granted for short duration crops is treated as NPA, if the installment of principal or interest thereon remains overdue for two crop seasons and a loan granted for long duration crops is treated as NPA, if installment of principal or interest thereon remains overdue for one crop season

(vi) An account would be classified as NPA only if the interest charged during any quarter is not serviced fully within 90 days from the end of the quarter.

'Out of Order' status

An account is treated as 'out of order' if the outstanding balance remains continuously in excess of the sanctioned limit/ drawing power.

In cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of Bank's Balance Sheet, or where credits are not enough to cover the interest debited during the same period, such accounts are treated as 'out of order'.

'Overdue'

Any amount due to the Bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank.

- **Discussion of the Bank's Credit Risk Management Policy**

The Bank has a Credit Risk Management Policy in place which is reviewed annually. Over the years, the policy & procedures in this regard have been refined as a result of evolving concepts and actual experience. The policy and procedures have been aligned to the approach laid down in Basel-II Guidelines.

Credit Risk Management encompasses identification, assessment, measurement, monitoring and control of the credit exposures.

In the processes of identification and assessment of Credit Risk, the following functions are undertaken :

(i) Developing and refining the Credit Risk Assessment (CRA) Models to assess the Counterparty Risk, by taking into account the various risks categorized broadly into Financial, Business, Industrial and Management Risks, each of which is scored separately.

(ii) Conducting industry research to give specific policy prescriptions and setting quantitative exposure parameters for handling portfolio in large / important industries, by issuing advisories on the general outlook for the Industries / Sectors, from time to time.

The measurement of Credit Risk includes setting up exposure limits to achieve a well-diversified portfolio across dimensions such as companies, group companies, industries, collateral type, and geography. For better risk management and avoidance of concentration of Credit Risks, internal guidelines on prudential exposure norms in respect of individual companies, group companies, Banks, individual borrowers, non-corporate entities, sensitive sectors such as capital market, real estate, sensitive commodities, etc., are in place.

The Bank has also a Loan Policy which aims at ensuring that there is no undue deterioration in quality of individual assets within the portfolio. Simultaneously, it also aims at continued improvement of the overall quality of assets at the portfolio level, by establishing a commonality of approach regarding credit basics, appraisal skills, documentation standards and awareness of institutional concerns and strategies, while leaving enough room for flexibility and innovation.

The Bank has processes and controls in place in regard to various aspects of Credit Risk Management such as appraisal, pricing, credit approval authority, documentation, reporting and monitoring, review and renewal of credit facilities, management of problem loans, credit monitoring, etc.

Table DF-4 :

Credit Risk - Quantitative Disclosures

Data as on 31.03.2010

General Disclosures:	Amount in US $ Million		
Quantitative Disclosures	Fund Based	Non Fund Based	Total
(a) Total Gross Credit Risk Exposures	208179.15	68328.38	**276507.53**
(b) Geographic Distribution of Exposures : FB / NFB			
Overseas	23749.02	3106.76	**26855.78**
Domestic	184430.13	65221.62	**249651.75**
(c) Industry type Distribution of Exposures Fund based / Non Fund Based separately	Please refer to Table "A"		
(d) Residual Contractual Maturity Breakdown of Assets	Please refer to Table "B"		
(e) Amount of NPAs (Gross) i.e. SUM f (i to v)	5545.15		
i) Substandard	2512.84		
ii) Doubtful 1	2113.55		
iii) Doubtful 2	198.71		
iv) Doubtful 3	57.72		
v) Loss	662.33		
(f) Net NPAs	3069.70		
(g) NPA Ratios			
i) Gross NPAs to gross advances	2.01%		
ii) Net NPAs to net advances	1.12%		
(h) Movement of NPAs (Gross)			
i) Opening balance	4241.00		
ii) Additions	3649.80		
iii) Reductions	2345.65		
iv) Closing balance	5545.15		
(i) Movement of Provisions for NPAs			
i) Opening balance	1725.86		
ii) Provisions made during the period	1598.31		
iii) Write-off	598.10		
iv) Write-back of excess provisions	250.62		
v) Closing balance	2475.45		
(j) Amount of Non-Performing Investments	106.27		
(k) Amount of Provisions held for Non-Performing Investments	103.92		
(l) Movement of Provisions for Depreciation on Investments			
i) Opening balance	496.67		
ii) Provisions made during the period	109.75		
iii) Write-off	51.94		
iv) Write-back of excess provisions	47.16		
v) Closing balance	507.32		

Table-A

Industry Type Distribution of Exposures as on 31.03.2010

(Amount in US $ Million)

CODE	INDUSTRY	FUND BASED [Outstandings-(O/s)]			NON-FUND BASED(O/s)
		Standard	NPA	Total	
1	Coal	616.89	3.59	620.48	106.17
2	Mining	1308.31	12.69	1321.00	348.66
3	Iron & Steel	10422.89	228.68	10651.57	4894.45
4	Metal Products	1926.37	81.19	2007.56	780.95
5	All Engineering	4786.38	129.33	4915.71	5729.77
5.1	Of which Electronics	1397.27	33.97	1431.24	846.26
6	Electricity	1812.03	2.27	1814.30	1618.76
7	Cotton Textiles	5033.09	126.95	5160.04	449.34
8	Jute Textiles	68.50	5.47	73.97	6.95
9	Other Textiles	3902.21	250.51	4152.72	462.39
10	Sugar	1625.11	4.98	1630.09	265.60
11	Tea	74.22	20.55	94.77	25.66
12	Food Processing	3534.80	131.55	3666.35	131.55
13	Vegetable Oils & Vanaspati	1064.00	37.73	1101.73	344.65
14	Tobacco / Tobacco Products	137.81	1.89	139.70	17.13
15	Paper / Paper Products	1145.49	72.68	1218.17	154.19
16	Rubber / Rubber Products	653.61	35.46	689.07	247.61
17	Chemicals / Dyes / Paints etc.	5456.40	110.94	5567.34	1245.17
17.1	Of which Fertilizers	932.97	10.60	943.57	448.37
17.2	Of which Petrochemicals	982.65	15.50	998.15	378.79
17.3	Of which Drugs & Pharmaceuticals	2308.48	58.33	2366.81	317.27
18	Cement	1454.46	5.24	1459.70	316.29
19	Leather & Leather Products	421.70	7.60	429.30	131.94
20	Gems & Jewellery	2468.83	118.09	2586.92	408.26
21	Construction	2462.77	173.65	2636.42	796.29
22	Petroleum	6966.31	14.43	6980.74	6502.21
23	Automobiles & Trucks	1841.42	61.33	1902.75	100.26
24	Computer Software	491.93	238.26	730.18	11.21
25	Infrastructure	14128.80	140.49	14269.30	4224.78
25.1	Of which Power	4872.59	49.57	4922.16	1779.09
25.2	Of which Telecommunication	2609.04	38.70	2647.75	226.18
25.3	Of which Roads & Ports	3434.98	39.73	3474.71	1453.65
26	Other Industries	27161.15	471.09	27632.24	5252.00
27	NBFCs & Trading	38676.40	793.49	39469.89	3300.74
28	Res. Adv to bal. Gross Advances	62992.12	2265.02	65257.14	30455.40
	Total	**202634.00**	**5545.15**	**208179.15**	**68328.38**

Table-B

DF-4 (e) SBI (CONSOLIDATED) Residual contractual maturity breakdown of assets as on 31.03.2010

(Amount in US $ Million)

	1-14 days	15-28 days	29 days & up to 3 months	Over 3 months & upto 6 months	Over 6 months & upto 1 year	Over 1 year & upto 3 years	Over 3 years & upto 5 years	Over 5 years	Total
1 Cash	1979.46	—	—	—	—	—	—	—	1979.46
2 Balances with RBI	3568.79	287.94	552.71	814.42	1285.78	3725.70	1874.13	4511.94	16621.41
3 Balances with other Banks	3375.21	375.27	649.89	1941.66	2788.68	590.64	—	0.01	9721.36
4 Investments	1121.22	812.84	3418.13	2758.33	2603.64	14417.56	16296.08	43064.70	84492.50
5 Advances	23944.27	2968.35	11823.11	11628.48	13160.68	80019.81	19036.75	28526.45	191107.90
6 Fixed Assets	—	—	—	—	—	—	—	1426.70	1426.70
7 Other Assets	3966.78	1265.16	1385.70	1459.80	1936.73	950.16	9.64	2417.88	13391.85
TOTAL	**37955.73**	**5709.56**	**17829.54**	**18602.69**	**21775.51**	**99703.87**	**37216.60**	**79947.68**	**318741.18**

TABLE DF-5 : CREDIT RISK:
DISCLOSURES FOR PORTFOLIOS SUBJECT TO STANDARDISED APPROACH

(a) Qualitative Disclosures

- Names of Credit Rating Agencies used, plus reasons for any changes
  As per RBI Guidelines, the Bank has identified CARE, CRISIL, ICRA and FITCH India (Domestic Credit Rating Agencies) and FITCH, Moody's and S&P (International Rating Agencies) as approved Rating Agencies, for the purpose of rating Domestic and Overseas Exposures, respectively, whose ratings are used for the purpose of computing Risk-weighted Assets and Capital Charge.
- **Types of exposures for which each Agency is used**
  (i) For Exposures with a contractual maturity of less than or equal to one year (except Cash Credit, Overdraft and other Revolving Credits), Short-term Ratings given by approved Rating Agencies are used.
  (ii) For Domestic Cash Credit, Overdraft and other Revolving Credits (irrespective of the period) and for Term Loan exposures of over 1 year, Long Term Ratings are used.
  (iii) For Overseas Exposures, irrespective of the contractual maturity, Long Term Ratings given by approved Rating Agencies are used.
- **Description of the process used to transfer Public Issue Ratings onto comparable assets in the Banking Book**
  Long-term Issue Specific Ratings (For the Bank's own exposures or other issuance of debt by the same borrower-constituent/counter-party) or Issuer (borrower-constituents/counter-party) Ratings are applied to other unrated exposures of the same borrower-constituent/counter-party in the following cases :
  - If the Issue Specific Rating or Issuer Rating maps to Risk Weight equal to or higher than the unrated exposures, any other unrated exposure on the same counter-party is assigned the same Risk Weight, if the exposure ranks pari passu or junior to the rated exposure in all respects.
  - In cases where the borrower-constituent/counter-party has issued a debt (which is not a borrowing from the Bank), the rating given to that debt is applied to the Bank's unrated exposures, if the Bank's exposure ranks pari passu or senior to the specific rated debt in all respects and the maturity of unrated Bank's exposure is not later than the maturity of the rated debt.

b) **Quantitative Disclosures as on 31.03.2010**	**(Amount in USD)**
For exposure amounts after risk mitigation subject to the Standardised Approach, amount of a bank's outstandings (rated and unrated) in each risk bucket as well as those that are deducted	Below 100% RW : US $ 167,520.36 million 100% RW : US $ 84,319.37 million More than 100% : US $ 23,357.63 million Deducted : US $ 1,310.17 million
	Total . US $ 276,507.53 million

TABLE DF-6 : CREDIT RISK
Credit Risk Mitigation: Disclosures for Standardised Approach

(a) Qualitative Disclosures

- **Policies and Processes for Collateral Valuation and Management**

A Credit Risk Mitigation and Collateral Management Policy, addressing the Bank's approach towards the credit risk mitigants used for capital calculation is in place.

The objective of this Policy is to enable classification and valuation of credit risk mitigants in a manner that allows regulatory capital adjustment to reflect them.

The Policy adopts the Comprehensive Approach, which allows full offset of collateral (after appropriate haircuts), wherever applicable against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. The following issues are addressed in the Policy:

(i) Classification of credit risk mitigants
(ii) Acceptable credit risk mitigants
(iii) Documentation and legal process requirements for credit risk-mitigants
(iv) Valuation of collateral
(v) Custody of collateral
(vi) Insurance
(vii) Monitoring of credit risk mitigants

- **Description of the main types of Collateral taken by the Bank**
  The following Collaterals are usually recognised as Credit Risk Mitigants under the Standardised Approach :
  - Cash or Cash equivalent (Bank Deposits/NSCs/KVP/LIC Policy, etc.)
  - Gold
  - Securities issued by Central / State Governments
  - Debt Securities rated BBB- or better/ PR3/P3/F3/A3 for Short-Term Debt Instruments
- **Main types of Guarantor Counterparty and their creditworthiness**
  The Bank accepts the following entities as eligible guarantors, in line with RBI Guidelines :
  - Sovereign, Sovereign entities [including Bank for International Settlements (BIS), International Monetary Fund (IMF), European Central Bank and European Community as well as Multilateral Development Banks, Export Credit & Guarantee Corporation (ECGC) and Credit Guarantee Fund Trust for Micro and Small Enterprises (CGTMSE)], Public Sector Enterprises (PSEs), Banks and Primary Dealers with a lower risk weight than the Counterparty.
  - Other guarantors having an external rating of AA or better. In case the guarantor is a parent company, affiliate or subsidiary, they should enjoy a risk weight lower than the obligor for the guarantee to be recognised by the Bank. The rating of the guarantor should be an entity rating which has factored in all the liabilities and commitments (including guarantees) of the entity.

Information about (Market or Credit) risk concentrations within the mitigation taken:

The Bank has a well-dispersed portfolio of assets which are secured by various types of collaterals, such as:-
- Eligible financial collaterals listed above
- Guarantees by sovereigns and well-rated corporates,
- Fixed assets and current assets of the counterparty.

TABLE DF-6 : CREDIT RISK MITIGATION: DISCLOSURES FOR STANDARDISED APPROACH

b) **Quantitative Disclosures: Status as on 31.03.2010**	**(Amount in USD)**
For each separately disclosed credit risk portfolio the total exposure (after, where applicable, on- or off balance sheet netting) that is covered by eligible financial collateral after the application of haircuts.	US $ 16312.37 million
For each separately disclosed portfolio the total exposure (after, where applicable, on- or off-balance sheet netting) that is covered by guarantees/credit derivatives (whenever specifically permitted by RBI)	US $ 10760.70 million

TABLE DF-7 : SECURITISATION - DISCLOSURE FOR STANDARDISED APPROACH

	Qualitative Disclosures		
(a)	The general qualitative disclosure requirement with respect to securitisation including a discussion of:		
	• the bank's objectives in relation to securitisation activity, including the extent to which these activities transfer credit risk of the underlying securitised exposures away from the bank to other entities.	NIL	
	• the nature of other risks (e.g. liquidity risk) inherent in securitised assets;	NOT APPLICABLE	
	• the various roles played by the bank in the securitisation process (For example: originator, investor, servicer, provider of credit enhancement, liquidity provider, swap provider@, protection provider#) and an indication of the extent of the bank's involvement in each of them; @ A bank may have provided support to a securitisation structure in the form of an interest rate swap or currency swap to mitigate the interest rate/currency risk of the underlying assets, if permitted as per regulatory rules. # A bank may provide credit protection to a securitisation transaction through guarantees, credit derivatives or any other similar product, if permitted as per regulatory rules.	 BGs provided by Bank for securitization transactions of borrowers which were categorized as credit enhancements. Investment in the Security Receipts issued by ARCIL	in USD US $ 148.80 million US $ 39.24 million
	• a description of the processes in place to monitor changes in the credit and market risk of securitisation exposures (for example, how the behaviour of the underlying assets impacts securitisation exposures as defined in para 5.16.1 of the Master Circular on NCAF dated July 1, 2009).	Exposure to securitization transaction is on account of Bank Guarantees issued which RBI has categorized as Credit enhancements. These are part of NFB facilities which are reviewed annually. The invocation record and performance of the facilities has been satisfactory.	
	• a description of the bank's policy governing the use of credit risk mitigation to mitigate the risks retained through securitisation exposures;	N.A.	

TABLE DF-7 : (CONTD....)

	Qualitative Disclosures			
(b)	Summary of the bank's accounting policies for securitization activities, including:			
	• whether the transactions are treated as sales or financings;	NA.		
	• methods and key assumptions (including inputs) applied in valuing positions retained or purchased	N.A		
	• changes in methods and key assumptions from the previous period and impact of the changes;	N.A		
	• policies for recognising liabilities on the balance sheet for arrangements that could require the bank to provide financial support for securitised assets.	N.A		
(c)	In the banking book, the names of ECAIs used for securitisations and the types of securitisation exposure for which each agency is used.	N.A		
	Qualitative Disclosures: Banking Book			
(d)	The total amount of exposures securitised by the bank.	NIL		
(e)	For exposures securitised losses recognised by the bank during the current period broken by the exposure type (e.g. Credit cards, housing loans, auto loans etc. detailed by underlying security)	NIL		
(f)	Amount of assets intended to be securitised within a year	NIL		
(g)	Of (f), amount of assets originated within a year before securitisation.	N.A.		
(h)	The total amount of exposures securitised (by exposure type) and unrecognised gain or losses on sale by exposure type.	NIL		
(i)	Aggregate amount of:			
	• on-balance sheet securitisation exposures retained or purchased broken down by exposure type and	NIL		
	• off-balance sheet securitisation exposures broken down by exposure type	Credit Enhancement by way of BGs US $ 148.80 million		
(j)	• Aggregate amount of securitisation exposures retained or purchased and the associated capital charges, broken down between exposures and further broken down into different risk weight bands for each regulatory capital approach		in US $ million	
			Amount	Capital Charge
			122.35	11.01
			26.45	0.72
		Aggregate	148.80	11.73
	• Exposures that have been deducted entirely from Tier 1 capital, credit enhancing I/Os deducted from total capital, and other exposures deducted from total capital (by exposure type).	N.A.		
	Qualitative Disclosures: Trading Book			
(k)	Aggregate amount of exposures securitised by the bank for which the bank has retained some exposures and which is subject to the market risk approach, by exposure type.	NIL		
(l)	Aggregate amount of:			
	• on-balance sheet securitisation exposures retained or purchased broken down by exposure type; and	NIL		
	• off-balance sheet securitisation exposures broken down by exposure type.	NIL		
(m)	Aggregate amount of securitisation exposures retained or purchased separately for:	NIL		
	• securitisation exposures retained or purchased subject to Comprehensive Risk Measure for specific risk; and	NIL		
	• securitisation exposures subject to the securitisation framework for specific risk broken down into different risk weight bands.	NIL		
(n)	Aggregate amount of:	NIL		
	• the capital requirements for the securitisation exposures, subject to the securitisation framework broken down into different risk weight bands.	Item	Amount in US $ million	Capital Adequacy in US $ million
	• securitization exposures that are deducted entirely from Tier 1 capital, credit enhancing I/Os deducted from total capital, and other exposures deducted from total capital (by exposure type).	Security Receipts	39.24	8.43*

* In terms of RBI guidelines, US $ 8.43 million (being 50% of the Market Value of investment in Security Receipts) has been deducted from the Tier I capital. The remaining 50% has been deducted from Tier II capital.

TABLE DF- 8

MARKET RISK IN TRADING BOOK

Disclosures for banks using the Standardised Duration Approach

Qualitative disclosures:

1) The following portfolios are covered by the **Standardised Duration** approach for calculation of Market Risk:
   - Securities held under the Held for Trading (HFT) and Available for Sale (AFS) categories.
   - Derivatives entered into for hedging HFT&AFS securities and Derivatives entered into for Trading.

2) Market Risk Management Department (MRMD)/Mid-Office have been put in place based on the approval accorded by the respective Boards of Banks and other subsidiaries for the Risk Management Structure. Market risk units are responsible for identification, assessment, monitoring and reporting of Market Risk in Treasury operations.

3) Board approved Trading policies and Investment Policies with defined Market Risk management parameters for each asset class are in place. Risk monitoring is an ongoing process with the position reported to the Top management and the Risk Management Committee of the Board at stipulated intervals.

4) Risk Management and reporting is based on parameters such as a Modified Duration, Price Value of Basis Point (PVBP), Maximum permissible Exposures, Net Open Position limits, Gap limits, Value at Risk (VaR) etc, in line with the global best practices.

5) Respective Foreign Offices are responsible for risk monitoring of their investment portfolio as per the local regulatory requirements. Stop loss limit for individual investments and exposure limits for certain portfolios have been prescribed.

6) Risk Profiles are analysed and their effectiveness is monitored on an ongoing basis.

7) Forex open position limits (Daylight/Overnight), Deal wise cut-loss limits, Stop loss limit, Profit/Loss in respect of Cross Currency trading are properly monitored and exception reporting is regularly carried out.

Quantitative disclosures:

Minimum Regulatory Capital requirements for market risk as on 31.03.2010 is as under: (Rs in crores)

• Interest rate risk (Including Derivatives)	:	US $ 543.88 million
• Equity position risk	:	US $ 559.02 million
• Foreign exchange risk	:	US $ 25.83 million
Total	:	**US $ 1128.73 million**

TABLE DF-9 : OPERATIONAL RISK

A. The structure and organization of Operational Risk Management function

- The Operational Risk Management Department is functioning in SBI as well as each of the Associate Banks as part of the Integrated Risk Governance Structure under the control of respective Chief Risk Officer.

B. Policies for control and mitigation of Operational Risk

- Operational Risk Management Policy, seeking to establish explicit and consistent Operational Risk Management Framework for systematic and proactive identification, assessment, measurement, monitoring, mitigation and reporting of the Operational Risks is in place.
- Policy on Business Continuity Planning (BCP) is in place.
- Policy on Know Your Customer (KYC) Standards and Anti Money Laundering (AML) Measures is in place.
- Policy on Fraud Risk Management is in place.

C. Strategies and Processes –

The following measures are being used by the Bank to control and mitigate Operational Risks:

- Bank has issued "Book of Instructions", which contains detailed procedural guidelines for processing various banking transactions. Amendments and modifications to these guidelines are implemented through circulars sent to all the offices. Guidelines and instructions are also propagated through Job Cards, E-Circulars, Training Programmes, etc.
- Bank has issued necessary instructions to all offices regarding Delegation of Financial powers, which details sanctioning powers of various levels of officials for different types of financial transactions
- All branches of State Bank of India as well as Associate Banks have been brought under Core Banking System (CBS).
- The process of building a comprehensive database of losses due to Operational Risks has been initiated to facilitate better risk management. A web-based tool for collecting loss data from Branches has also been developed.
- Training of staff - Inputs on Operational Risk is included as a part of Risk Management modules in the training programs conducted for various categories of staff at Bank's Apex Training Institutes and Learning Centers.
- Insurance – Bank has obtained Insurance cover for major potential operational risks.
- Internal Auditors are responsible for the examination and evaluation of the adequacy and effectiveness of the control systems and the functioning of specific control procedures. They also conduct review of the systems established to ensure compliance with legal and regulatory requirements, codes of conduct and the implementation of policies and procedures.
- Risk and Control Self Assessment (RCSA) process is being rolled out in domestic branches and CPCs for identification, assessment, control and mitigation of Operational Risks in the Bank. A web-based tool has been designed for this purpose.
- Detailed assessment of significant Operational Risks is conducted by Focus Groups consisting of senior officials at Controlling Offices. These Groups also suggest control and mitigation measures for implementation across the Bank.

D. The scope and nature of Risk Reporting and Measurement Systems –

- A system of prompt submission of reports on Frauds is in place in the Bank. A comprehensive system of Preventive Vigilance has been established in all the business units of the Group.
- For 31.03.2010, Basic Indicator Approach with capital charge of 15% of average gross income for previous 3 years is adopted for Operational Risk.

TABLE DF-10
INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

1. Qualitative Disclosures

Interest Rate Risk:

Interest rate risk refers to impact in Bank's Net Interest Income and the value of its assets and liabilities arising from fluctuations in interest rate due to internal and external factors. Internal factors include the composition of the Bank's assets and liabilities, quality, maturity, interest rate and re-pricing period of deposits, borrowings, loans and investments. External factors cover general economic conditions. Rising or falling interest rates impact the Bank depending on Balance Sheet positioning. Interest rate risk is prevalent on both the asset as well as the liability sides of the Bank's Balance Sheet.

The Asset - Liability Management Committee (ALCO) is responsible for evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of these risks through Asset Liability Management Policy of the Bank. ALCO, therefore, periodically monitors and controls the risks and returns, funding and deployment, setting Bank's lending and deposit rates, and directing the investment activities of the Bank. ALCO also develops the market risk strategy by clearly articulating the acceptable levels of exposure to specific risk types (i.e. interest rate, liquidity etc). The Risk Management Committee of the Board of Directors (RMCB) oversees the implementation of the system for ALM and review its functioning periodically and provide direction. It reviews various decisions taken by Asset - Liability Management Committee (ALCO) for managing market risk.

1.1 RBI has stipulated monitoring of interest rate risk at monthly intervals through a Statement of Interest Rate Sensitivity (Repricing Gaps) to be prepared as the last Reporting Friday of each month. Accordingly, ALCO reviews Interest Rate Sensitivity statement on monthly basis.

1.2 Interest rate risk in the Fixed Income portfolio of Bank's investments is managed through Duration analysis. Bank also carries out Duration Gap analysis (on quarterly basis) to estimate the impact of change in interest rates on economic value of bank's assets and liabilities and thus arrive at changes in Market Value of Equity (MVE).

1.3 The following prudential limits have been fixed for monitoring of various interest risks:

Changes on account of Interest rate volatility	**Maximum Impact (as % of Capital and Reserve)**
Changes in Net Interest Income (with 1% change in interest rates for both assets and liabilities)	**5%**
Change in Market value of Equity (with 1% change in interest rates for assets and liabilities)	**20%**

1.4 The prudential limit aims to restrict the overall adverse impact on account of market risk to the extent of 20% of capital and reserves, while part of the remaining capital and reserves serves as cushion for credit and operational risk.

1.5 **Duration Gap:** The impact of interest rate changes on the Market Value of Equity is monitored through Duration Gap analysis by recognising the changes in the value of assets and liabilities by a given change in the market interest rate. The change in value of equity (including reserves) with 1% parallel shift in interest rates for both assets and liabilities is estimated. **Maximum limit up to which the value of the equity (including reserves) will get affected with 1% change in interest rates is restricted to 20% of capital and reserves.**

2. Quantitative Disclosures

Earnings at Risk (EaR)

Assets	**Liabilities**	**Impact on NII**
Lending rate / yield on investment **increase** by **100 bps.**	Term Deposit / Borrowing Cost **increases** by **100 bps.**	**US $ 480.38 million**

Market Value of Equity (MVE)

	As at March 2010
	Amount
Impact on Market Value of Equity (MVE)	**US $ 132.03 million**

DF - GR
Additional Disclosures on Group Risk

Qualitative Disclosure

Statement 1 (In respect of Domestic Group Entities)

General Description on	
a. Corporate Governance Practices	All Group Entities** adhere to good Corporate Governance practices.
b. Disclosure Practices	All Group Entities** adhere to / follow good disclosure practices.
c. Arm's Length Policy in respect of Intra Group Transactions	It is certified that all Intra-Group transactions within the State Bank Group have been effected on Arm's Length basis, both as to their commercial terms and as to matters such as provision of security.
d. Common marketing, branding and use of SBI's Symbol	No Group Entity has made use of SBI symbol in a manner that may indicate to public that common marketing, branding implies implicit support of SBI to the Group Entity.
e. Details of Financial Support#, if any	No Group Entity has provided / received Financial Support from any other entity in the Group.
f. Adherence to all other covenants of Group Risk Management Policy	All covenants of the Group Risk Management Policy have meticulously complied with by the Group Entities**.

Statement 2 (In respect of Overseas Group Entities)

General Description on	
a. Corporate Governance Practices	All Group Entities** adhere to good Corporate Governance practices.
b. Disclosure Practices	All Group Entities** adhere to / follow good disclosure practices.
c. Arm's Length Policy in respect of Intra Group Transactions	It is certified that all Intra-Group transactions within the State Bank Group have been effected on Arm's Length basis, both as to their commercial terms and as to matters such as provision of security.
d. Common marketing, branding and use of SBI's Symbol	No Group Entity has made use of SBI symbol in a manner that may indicate to public that common marketing, branding implies implicit support of SBI to the Group Entity.
e. Details of Financial Support#, if any	No Group Entity has provided / received Financial Support from any other entity in the Group.
f. Adherence to all other covenants of Group Risk Management Policy	All covenants of the Group Risk Management Policy have meticulously complied with by the Group Entities**.

Intra-group transactions which may lead to the following has been broadly treated as 'Financial Support':

a) inappropriate transfer of capital or income from one entity to the other in the Group;
b) vitiation of the Arm's Length Policy within which the Group entities are expected to operate;
c) adverse impact on the solvency, liquidity and profitability of the individual entities within the Group;
d) evasion of capital or other regulatory requirements;
e) operation of 'Cross Default Clauses' whereby cross default clauses by a related entity on an obligation (whether financial or otherwise) is deemed to trigger a default on itself in its obligations.

** Entities covered:

Banking–Domestic	Banking–Foreign	Non–Banking
State Bank of India	SBI (California)Ltd.	SBI DFHI Ltd.
State Bank of Bikaner & Jaipur	SBI (Canada)Ltd.	SBI Pension Funds Pvt. Ltd.
State Bank of Hyderabad	SBI (Mauritius) Ltd.	SBI Cards & Payment Services Pvt. Ltd.
State Bank of Indore	Commercial Bank of India LLC, Moscow	SBI Global Factors Ltd.
State Bank of Mysore	Nepal SBI Bank Ltd.	SBI Funds Management Pvt. Ltd.
State Bank of Patiala	PT Bank SBI Indonesia	SBI Life Insurance Co. Ltd.
State Bank of Travancore		SBI General Insurance Co. Ltd.
SBI Commercial & International Bank Ltd.		SBI Capital Markets Ltd.


WINNER

Awards & Recognitions Conferred on the Chairman


WINNER



Best Banker of the Year Award 2009 - Business World Best Bank Awards 2009



The JRD Tata Corporate Leadership Award for 2009



Best Banker of the Year Award 2009 - Financial Express India's Best Banks Awards



The QFC-Asian Banker Leadership Achievement Award for the Asia-Pacific region for 2010 - The Asian Banker



Exemplary Leader Award at The Global HR Excellence Awards 2010 - World HRD Congress



Entrepreneur of the Year - Manager Award 2009 - Ernst & Young



Among the 25 Most Valuable People - The Week



Ranked 32nd in The Indian Express List of The Most Powerful Indians in 2010



Among India's 10 Influential Leaders- Business World



'Top Treasurer' in the list of top 50 - The Influentials 2009 by DNA



and many more laurels & distinctions...

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